As filed with the Securities and Exchange Commission on March 21, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 1-14712

FRANCE TELECOM

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant's name into English)	**6, place d'Alleray** **75505 Paris Cedex 15** **France** (Address of principal executive offices)	**Republic of France** (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share, nominal value €4.00 per share	New York Stock Exchange
Ordinary Shares, nominal value €4.00 per share*	New York Stock Exchange
American Depositary Contingent Value Rights	New York Stock Exchange
Contingent Value Rights*	New York Stock Exchange

*Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares and American Depositary Contingent Value Rights pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €4.00 per share: 1,190,158,724

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☒

TABLE OF CONTENTS

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PRESENTATION OF INFORMATION

Since January 1, 2000, France Telecom publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain euro amounts into US dollars. These translations should not be construed as representations that the converted amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at any other rate.

Unless otherwise stated, translations of euro into US dollars have been made at the rate of €0.9537 to $1.00 (or $1.0485 to €1.00), the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), on December 31, 2002. See "Item 3. Key Information — Exchange Rate Information" for information regarding the French franc/US dollar exchange rate from January 1, 1998 to January 15, 1999 and the US dollar/euro exchange rate since January 1, 1999.

Unless otherwise indicated, the financial information contained in this annual report on Form 20-F has been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. See Note 32A in the Notes to France Telecom's Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000 (together with the notes thereto, the "Consolidated Financial Statements") included elsewhere in this annual report on Form 20-F for a description of the principal differences between French GAAP and US GAAP, as they relate to France Telecom and its consolidated subsidiaries, and a reconciliation to US GAAP of net income and shareholders' equity.

This annual report on Form 20-F contains certain information presented on a " comparable basis". The basis for the presentation of this financial information is set out in "Item 5. Operating and Financial Review and Prospects — France Telecom's Activity and Operational Results". There can be no guarantee that France Telecom would have achieved results similar to those set forth in the financial information presented on a comparable basis. The unaudited financial information presented on a comparable basis is not intended to be a substitute for, and should be read in conjunction with, the Consolidated Financial Statements included in Item 18, including the notes thereto.

In this annual report on Form 20-F, references to the "EU" are to the European Union, references to the "euro" or "€" are to the euro currency of the EU, references to the "United States" or "US" are to the United States of America and references to "US dollars" or "$" are to United States dollars.

As used herein, the terms "Company", "France Telecom", "France Telecom group"and the "Group", unless the context otherwise requires, refer to France Telecom together with its consolidated subsidiaries, and "France Telecom SA" refers to the parent company, a French *société anonyme* (corporation), without its subsidiaries. References to "shares" are to France Telecom's ordinary shares, nominal value €4.00 per share, and references to "ADSs" are to France Telecom's American Depositary Shares, each representing one share, which are evidenced by American Depositary Receipts ("ADRs").

As used herein, unless the context otherwise requires, the term "Orange" and "Orange Group" refers to Orange SA together with its consolidated subsidiaries, the term "Wanadoo" refers to Wanadoo SA together with its consolidated subsidiaries, the term "Equant" refers to Equant NV and its consolidated subsidiaries and the term "TP Group" refers to Telekomunikacja Polska SA ("TP SA") together with its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements about France Telecom (within the meaning of Section 27A of the US Securities Act of 1933), including, without limitation, certain statements made in the sections entitled "Item 3. Key Information — 3.3 Risk Factors", "Item 4.

Information on France Telecom — 4.2 Strategy" and "Item 5. Operating and Financial Review and Prospects". Forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "is expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

- changes in the competitive and regulatory framework in which France Telecom operates, and in particular the effects of full competition in the European telecommunications industry;

- fluctuations in telecommunications usage levels, including the number of telephone access lines, traffic and customer growth;

- competitive forces in liberalized markets, including pricing pressures, technological developments and France Telecom's ability to retain market share in the face of competition from existing and new market entrants;

- regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of legal proceedings related to regulation;

- the success and market acceptance of business, operating and financial initiatives (many of which are untested, particularly the Ambition FT 2005 Plan (including the "TOP" and "15+15+15" programs) the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, and local conditions and obstacles;

- the effects of mergers and consolidations within the telecommunications industry, the risks of completing acquisitions or divestitures and integrating acquired businesses and the costs associated with possible future acquisitions and planned dispositions;

- the success of France Telecom's domestic and international investments, joint ventures and strategic relationships;

- uncertainties related to the award of, the extension of, or the temporary unavailability of, certain licenses, particularly in the area of wireless communications;

- the effect and outcome of the roll out of UMTS networks and their performance;

- the availability, terms and deployment of capital, particularly in view of France Telecom's debt refinancing needs;

- the impact of regulatory or competitive developments on capital outlays and France Telecom's ability to achieve cost savings and realize productivity improvements;

- changes in exchange rates;

- changes in general economic and business conditions in the markets served by France Telecom and its affiliates;

- risks related to information and communication technology systems generally;

- customers and market concentration;

- risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and

- other risks and uncertainties discussed in "Item 3 Key Information — 3.3 Risk Factors".

The forward-looking statements contained in this document speak only as of the date of this annual report on Form 20-F and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

3.1 Selected Financial Data

The following table sets forth selected consolidated financial and other operating data of France Telecom. The selected financial data set forth below should be read in conjunction with the Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects" appearing elsewhere in this annual report on Form 20-F. The selected financial data presented below has been prepared on a basis constant with the basis of preparation used in the Consolidated Financial Statements as described in Note 2. Prior years have been reclassified as necessary for a consistent presentation. France Telecom's Consolidated Financial Statements are prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. See Note 32A in the Notes to the Consolidated Financial Statements for a discussion of the principal differences between French GAAP and US GAAP as they relate to France Telecom and a reconciliation of its net income and shareholders' equity to US GAAP.

The selected consolidated financial data as of and for each of the five years ended December 31, 1998, 1999, 2000, 2001 and 2002 are extracted or derived from the Consolidated Financial Statements, which have been audited by Ernst & Young Audit and RSM Salustro Reydel, independent auditors. The Consolidated Financial Statements as of and for the years ended December 31, 1998 and 1999 have been translated into euro using the fixed exchange rate for French francs and euro on January 1, 1999.

	Year ended at December 31,					
	2002	**2002**	**2001**	**2000**	**1999**	**1998**
	$[(1)]	**(in millions of €, except per share data)**				
CONSOLIDATED STATEMENT OF INCOME DATA						
Sales of services and products	48,892	46,630	43,026	33,674	27,233	24,648
Amounts in accordance with French GAAP:						
Operating income[(2)]	7,138	6,808	5,200	4,856	4,490	3,975
Interest expense, net	(4,237)	(4,041)	(3,847)	(2,006)	(662)	(900)
Other non-operating income/(expense), net	(13,472)	(12,849)	(5,904)	3,957	767	860
Income (loss) before income taxes, employee profit sharing, minority interest and cumulative effect of changes in accounting principles	(13,815)	(13,176)	(3,206)	4,700	2,706	2,249
Goodwill amortization	(2,466)	(2,352)	(2,531)	(1,092)	(136)	(82)
Exceptional goodwill amortization	(5,639)	(5,378)	(3,257)	—	—	—
Net income (loss)	(21,742)	(20,736)	(8,280)	3,660	2,768	2,300
Basic number of shares (rounded)	1,085	1,085	1,103	1,065	1,025	1,002
Diluted number of shares (rounded)	1,159	1,159	1,177	1,091	1,050	1,003
Earnings per share/ADS:[(3)]						
Net income (loss) per share (basic)	(20.04)	(19.11)	(7.51)	3.44	2.70	2.30
Net income (loss) per share (diluted)	(20.04)	(19.11)	(7.51)	3.38	2.66	2.29
Dividend per share[(4)]	—	—	1.00	1.00	1.00	1.00
Approximate amounts in accordance with US GAAP:[(5)]						
Net income (loss)	(35,183)	(33,556)	(19,278)	5,131	2,905	2,525
Earnings (loss) per share/ADS (basic)[(3)]	(31.94)	(30.46)	(16.96)	4.67	2.74	2.44
Earnings (loss) per share/ADS (diluted)[(3)]	(31.94)	(30.46)	(16.96)	4.60	2.68	2.44
CONSOLIDATED BALANCE SHEET DATA						
Amounts in accordance with French GAAP:						
Intangible assets	48,321	46,086	53,152	52,338	2,131	1,518
Property, plant and equipment, net	38,027	36,268	31,728	34,623	28,964	26,577
Total assets	111,756	106,587	127,358	129,585	54,055	46,158
Short term borrowings	10,999	10,490	11,365	25,165	2,479	1,302
Long term debt, including current portion	63,322	60,393	56,139	38,089	14,784	13,844
Borrowings net of available cash and marketable securities	71,318	68,019	63,423	60,998	14,628	13,067
Shareholders' equity (deficit)	(10,434)	(9,951)	21,087	33,157	18,903	16,991
Capital stock[(6)]	30,942	29,511	28,843	28,843	10,727	10,534
Approximate amounts in accordance with US GAAP:[(5)]						
Shareholders' equity (deficit)	(28,048)	(26,751)	11,411	26,311	21,678	16,868
CONSOLIDATED STATEMENT OF CASH FLOWS DATA						
Amounts in accordance with French GAAP:						
Funds generated from operations	8,994	8,578	7,406	6,863	7,482	6,712
Net cash provided by operating activities	12,413	11,839	7,076	6,613	8,109	7,132
Purchase of property, plant, equipment and intangible assets	(8,328)	(7,943)	(8,553)	(14,313)	(5,001)	(4,660)
Proceeds from sale of assets[(7)]	3,057	2,916	296	274	150	163
Cash paid for investment securities, acquired businesses, net of cash and investments in affiliates[(8)]	(2,336)	(2,228)	(4,355)	(40,561)	(2,804)	(2,057)
Holdings of own shares	(5,266)	(5,022)	(8,807)	—	—	—
Issuance (repayment) of short term borrowings and long term debt, net	(66)	(63)	5,514	39,301	(209)	(1,347)

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(1) In millions. The Consolidated Financial Statements are stated in euro except for 1998 and 1999, which were originally stated in French francs. The US dollar amounts presented in the table above have been translated solely for the convenience of the reader using the Noon Buying Rate on December 31, 2002 of €0.9537 to $1.00.

(2) Operating income for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 includes special items (€197 million, €238 million, €225 million, €210 million and €199 million, respectively) relating to the amortization of part of the additional provision for early retirement payments resulting from the change in 1998 and 1999 in actuarial assumptions used in calculating such provision. See Note 18 in the Notes to the Consolidated Financial Statements.

(3) Earnings per ADS have been recalculated for all periods presented to reflect the 2002 stock dividend as required under US GAAP, and as discussed in Note 32A in the Notes to the Consolidated Financial Statements.

(4) In 1996, prior to France Telecom's change of status on December 31, 1996, a payment of €686 million which was appropriated from net income was made to the French State. No dividend was declared after the change of status. The annual general meeting of the shareholders for the year ended December 31, 2002 has not been held as of the date of the publication of this document, although the board of directors has not proposed a resolution authorizing any dividends to the shareholders this year.

(5) Amounts presented under this caption were calculated by applying the principles described in Note 32A to the Consolidated Financial Statements.

(6) Capital stock represents the sum of share capital and additional paid-in capital.

(7) Includes, for 2002, a gain from the sale of real estate for €2,550 million.

(8) Includes, for 2000, a cash payment of €21,693 million in connection with the acquisition of Orange plc.

	Year ended December 31,		
	2002	**2001**	**2000**
OPERATING DATA			
Telephones lines (standard lines and ISDN channels) at period end (millions)[1]	49.5	40.0	39.2
ADSL lines in France at period-end (thousands)	1,409	430	69
Total controlled wireless subscribers at period end (thousands)	49,880	43,184	33,070
Number of employees at period-end	243,573	211,554	203,370

(1)   For the purposes of this presentation, each ISDN channel is counted as the equivalent of one standard access line.

3.2 Exchange Rate Information

Under the provisions of the Treaty on European Union signed at Maastricht in early 1992, a European Monetary Union ("EMU") with a single European currency, the euro, was established. On May 3, 1998, European governments and central banks announced that the following 11 member states would participate in the last stage of EMU: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxemburg, The Netherlands, Portugal and Spain. These countries have since been joined by other member states. The last stage of EMU, with fixed exchange rates between national currencies and the European Currency Unit and the introduction of the euro for certain purposes, began on January 1, 1999, at which time the exchange rate between the French franc and the euro was established at FF 6.55957 to €1.00 (or €0.1524 to FF 1.00).

Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the US dollar equivalent of any cash dividends received by holders of ADSs.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in French francs per $1.00 or US dollars per €1.00, as the case may be. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by France Telecom in the preparation of the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F. No representation is made that the French franc or euro could have been, or could be, converted into US dollars at the rates indicated below or at any other rate.

	French francs per $1.00				US dollars per €1.00			
	Year/period end rate	Average rate[1]	High	Low	Year/period end rate	Average rate[1]	High	Low
Yearly amounts								
1998	5.59	5.90	6.21	5.39	—	—	—	—
1999[2]	6.51	6.20	6.54	5.55	$1.01	$1.06	$1.18	$1.00
2000[2]	—	—	—	—	$0.94	$0.92	$1.03	$0.83
2001	—	—	—	—	$0.89	$0.89	$0.95	$0.84
2002	—	—	—	—	$1.05	$0.95	$1.05	$0.86
Monthly amounts								
September 2002	—	—	—	—	0.99	0.98	1.00	0.97
October 2002	—	—	—	—	0.99	0.98	0.99	0.97
November 2002	—	—	—	—	0.99	0.99	1.01	0.99
December 2002	—	—	—	—	1.05	1.02	1.05	0.99
January 2003	—	—	—	—	1.07	1.06	1.09	1.04
February 2003	—	—	—	—	1.08	1.08	1.09	1.07
March 2003 (through March 19)	—	—	—	—	1.06	1.09	1.11	1.06

(1)   The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(2)   January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the French franc.

For information regarding the effects of currency fluctuations on France Telecom's results, see "Item 5. — 5.2 France Telecom's Activity and Operational Results".

3.3 Risk Factors

In addition to the other information contained in this annual report on Form 20-F, prospective investors should carefully consider the risks described below before making any investment decisions. The risks described below are not the only ones facing France Telecom. Additional risks not currently known to France Telecom or that France Telecom currently deems immaterial may also impair its business operations. France Telecom's business, financial condition or results of operations could be materially adversely affected by any of these risks and investors could lose all or part of their investment.

This annual report on Form 20-F also contains forward-looking statements relating to France Telecom's objectives, in particular in "Item 4. Information on France Telecom — 4.2 Strategy" and "Item 5. Operating and Financial Review and Prospects — 5.13 Outlook" that involve risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "is expected to", "will", "will continue", "should", "would be", "seeks", "anticipates" or "estimates". This information does not constitute historical data and should not be interpreted as a guarantee that the forward-looking information will prove accurate or that desired results will be achieved. The anticipated results may not be realized or the assumptions on which they are based may prove to be erroneous. This annual report on Form 20-F also contains information relating to the markets in which France Telecom operates. Certain information was provided by external sources. Due to the rapid changes in the telecommunications industry, it is possible that some of this information is erroneous or no longer accurate. The activities of France Telecom may, as a result, evolve differently than as described in this annual report on Form 20-F. France Telecom does not undertake to update any forward-looking

statement to reflect the occurrence of unanticipated events. France Telecom's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks it faces as described below and elsewhere in this annual report on Form 20-F.

3.3.1 Risk Factors Relating to France Telecom's Business

France Telecom has substantially increased its outstanding debt to finance acquisitions and investments. If it is unable to reduce its indebtedness and cannot secure refinancing, France Telecom may face liquidity shortfalls.

To develop its technology-driven activities — such as Internet, multimedia, wireless and data networking — France Telecom has expanded its international operations, particularly through a number of significant acquisitions and other investments. It has also invested significantly in third generation universal mobile telecommunications system, or UMTS, licenses. In order to secure the financing for these investments, France Telecom significantly increased its indebtedness. As a result, France Telecom's net debt increased from €14.6 billion at December 31, 1999, to €61.0 billion at December 31, 2000, to €63.4 billion at December 31, 2001, to €68.0 billion at December 31, 2002.

France Telecom's principal objective is to reduce its indebtedness by means of the Ambition FT 2005 plan. If France Telecom is unable to reduce its indebtedness and cannot secure refinancing, it may have insufficient liquidity to meet its financing needs, including meeting scheduled repayments of its debt. For more information on the risk to France Telecom's liquidity, see "Item 5. — 5.8 Liquidity and Capital Resources" and Note 16.2 in the Notes to the Consolidated Financial Statements.

Furthermore, France Telecom's financing agreements contain a certain number of financial covenants and standard clauses in the event of default or material adverse charge (see "Item 11. Quantitative and Qualitative Disclosures About Market Risk – 11.1.2 Liquidity risks", and Note 16.2 in the Notes to the Consolidated Financial Statements). Pursuant to a €15 billion syndicated credit facility signed in February 2002, and a €5 billion syndicated credit facility signed in February 2003 (in view of the February 2003 maturity of the A tranche of the February 2002 facility), France Telecom agreed to maintain certain financial ratios. The ratio of EBITDA to total interest costs must be equal to or greater than certain thresholds according to the following timeline: (i) December 31, 2002 – 3.0; (ii) June 30, 2003 – 3.0; (iii) December 31, 2003 – 3.25; (iv) June 30, 2004 – 3.25; (v) December 31, 2004 – 3.25; (vi) June 30, 2005 – 3.50; and (vii) December 31, 2005 – 4.0. The ratio of total net debt to EBITDA must be equal to or less than certain thresholds according to the following timeline: (i) December 31, 2002 – 5.0; (ii) June 30, 2003 – 4.75; (iii) December 31, 2003 – 4.50; (iv) June 30, 2004 – 4.25; (v) December 31, 2004 – 3.75; (vi) June 30, 2005 – 3.50; and (vii) December 31, 2005 – 3.0. These ratios are calculated on the basis of France Telecom's financial statements prepared in accordance with generally accepted accounting principles in France and EBITDA is calculated on a twelve-month rolling basis, with figures calulated to exclude the effects of acquisitions and divestitures during the previous twelve months. If France Telecom fails to comply with these ratios, its lenders could accelerate the repayment of these syndicated credit facilities.

More generally, if France Telecom fails to meet its obligations arising from its financing agreements or its outstanding securities, its creditors may require early repayment. Many of France Telecom's financing agreements and its outstanding securities include cross-default and cross-acceleration provisions pursuant to which a payment default or acceleration, or a failure to respect a financial covenant may result in the acceleration of all or a significant part of France Telecom's debt and an inability to draw upon its credit lines. France Telecom's high level of debt, its obligations to maintain certain financial ratios and its other obligations may limit its ability to borrow additional funds and invest in the development of its business.

The downgrading of France Telecom's debt ratings by rating agencies may increase the cost of its debt and may reduce its access to financial markets.

In October 2001, the rating agencies which evaluate France Telecom's debt downgraded their ratings on France Telecom's short and long term debt. Standard & Poor's Ratings Services, or S&P's,

lowered its rating on France Telecom's long term debt from A- to BBB+, with a negative outlook, and downgraded France Telecom's short term debt rating from A1 to A2. Moody's Investors Service, or Moody's, lowered its rating of France Telecom's long term debt from A3 to Baa1, with a negative outlook, and downgraded its rating of France Telecom's short term debt from P1 to P2. Fitch Ibca downgraded its rating of France Telecom's long term debt from A– to BBB+ with a negative outlook, and lowered the rating of its short term debt from F1 to F2. After the publication of France Telecom's annual accounts in March 2002, S&P's and Moody's placed their respective BBB+ and Baa1 ratings of France Telecom's long term debt, on review for downgrade; similarly, Fitch Ibca placed its F2 rating of France Telecom's short term debt on review for downgrade beginning March 2002. On May 13, 2002, Moody's also placed France Telecom's short term debt under review.

On June 24, 2002, Moody's downgraded its rating of France Telecom's long term debt from Baa1 to Baa3 and France Telecom's short term debt rating from P2 to P3, with a negative outlook for long term debt. On June 25, 2002, S&P's downgraded France Telecom's long term debt rating from BBB+ to BBB and France Telecom's short term debt rating from A2 to A3. S&P's also put France Telecom's long term rating on review, with a negative outlook. On July 5, 2002, Fitch Ibca downgraded its rating of France Telecom's long term debt to BBB-, with a stable outlook, and lowered its rating of France Telecom's short term debt from F2 to F3. On July 12, 2002, S&P's again downgraded its rating of France Telecom's long term debt from BBB to BBB- with a stable outlook.

These ratings downgrades have limited France Telecom's access to financial markets, while it faces significant debt repayments in 2003, 2004 and 2005.

According to the rating agencies, the downgrading of France Telecom's ratings and their placement under review is due to doubts about France Telecom's ability to execute its debt reduction plan, due to both the deterioration of market conditions in the telecommunications sector and the difficulties encountered by France Telecom in carrying out its asset disposal program. The rating agencies have also expressed concern about the possible assumption by France Telecom of MobilCom's debt. In this regard, France Telecom recently completed the transactions contemplated by the MC Settlement Agreement with MobilCom (see Note 18.1 in the Notes to the Consolidated Financial Statements).

On December 5, 2002, Fitch Ibca amended its outlook on France Telecom's long term debt from stable to positive and S&P's confirmed its rating of France Telecom's long term debt at BBB- with a stable outlook. On December 9, 2002, Moody's also confirmed France Telecom's long term debt rating at Baa3 with a stable outlook.

On February 21, 2003, Moody's placed its Baa2 rating of TP SA on negative review.

Certain bonds issued by France Telecom contain "step-up" clauses which provide for increases in the applicable coupon or interest rate spread in the event of a change in France Telecom's credit rating. See "Item 5. Operating and Financial Review and Prospects — 5.8.2 Capital resources" and Note 16.2 to the Consolidated Financial Statements. The downgrading of France Telecom's rating by S&P's and Moody's in October 2001 had an impact on interest expense of approximately €78 million in 2002. The downgrading of France Telecom's ratings by S&P's and Moody's in June and July 2002 had an additional impact on interest expense of approximately €40 million in 2002 and caused the repayment of approximately €200 million in the context of a structured financing. Absent an upgrade, the downgrades which occurred in October 2001 and June and July 2002 are expected to increase interest expense by approximately €264 million in 2003.

In addition, France Telecom's securitization programs require ratings above BB- or BB+, depending on the particular program.

France Telecom cannot guarantee that it will be successful in carrying out measures that strengthen or maintain its credit profile, nor can it guarantee that the rating agencies will regard the measures it does

carry out to be adequate. In addition, factors outside France Telecom's control, including factors relating to the telecommunications industry or specific countries or regions in which it operates, may affect the rating agencies' assessment of France Telecom's credit profile.

As a result, France Telecom cannot guarantee that the rating agencies will not further downgrade its credit ratings. France Telecom believes that a decrease of one notch in its long term debt rating by S&P's and Moody's would automatically increase its annual interest expense by approximately €75 million, based on its current level of indebtedness and would also adversely affect its ability to access and the conditions under which it accesses the financial markets.

In addition, in the event of a ratings downgrade, certain derivatives contracts and certain contracts related to lease transactions with distinct third parties may be terminated or require the posting of collateral. France Telecom has already been required to post collateral for certain of these contracts.

France Telecom has engaged in a review of its asset portfolio which may lead to costly withdrawals that could be difficult to implement as a result of regulatory or contractual obligations.

One of the goals of the Ambition FT 2005 plan is to increase the focus on France Telecom's strategic markets. To reduce its presence in, or withdraw itself entirely from, certain markets such as Sweden, France Telecom will incur significant restructuring costs. As a result, France Telecom may incur losses, be unable to recover the value of its investments or be required to depreciate certain assets. Certain regulatory and contractual obligations (put and call options, preemption rights, sale restrictions) applicable to the transfer of interests or divestitures may limit France Telecom's choices or adversely affect the conditions of the transfers or divestitures.

France Telecom's reorganization plan may not achieve its goals and may require higher costs than anticipated, which could have a material adverse effect on its financial condition.

As part of its financial strategy, France Telecom has undertaken a program of operational improvements, the TOP Program, designed to help France Telecom generate €15 billion in net cash provided by operating activities, less net cash used in investing activities by 2005 that would be dedicated to reducing outstanding debt. France Telecom cannot guarantee that it will achieve its objectives, which would materially affect its financial condition and results of operations, its liquidity and its ability to meet its financial commitments.

The plan requires implementing a number of initiatives to streamline France Telecom's business and optimize the management of its human and financial resources.

France Telecom cannot guarantee that the costs actually incurred in connection with the TOP Program will not be higher than the €800 million to €1 billion estimated. Costs relating to reorganization and divestitures may affect the cash charges and assets of France Telecom, which could have a material effect on its business, operating results and financial condition. In addition, reductions in its assets businesses or investments, and the streamlining of its workforce, may negatively impact France Telecom's efforts to maintain and upgrade existing networks, develop and promote new or existing products and services and particularly for subsidiaries such as Orange that operate in extremely competitive segments to maintain its place among the leaders with respect to technological advances in the sectors in which it operates. Finally, the development of its strategy and the implementation of the TOP Program may adversely affect the relationship between France Telecom and its workforce, which could in turn have a material adverse effect on operations and results of operations. If the objectives of the TOP Program are not achieved, this could have a material adverse impact on France Telecom's business and results of operations.

The high cost of UMTS licenses, and investments and expenses necessary for the success of this technology, could adversely affect the business, financial condition and results of operations of France Telecom.

At December 31, 2002, France Telecom had paid over €8 billion to acquire UMTS licenses in Europe (excluding minority interests, notably MobilCom). Under the terms of these licenses, France Telecom has agreed to make significant investments in its networks in order to offer new products and services. However, technological innovations, the emergence of alternative services or an insufficient consumer demand for UMTS products and services, among other factors, could lead France Telecom to reassess its commitments with respect to its UMTS licenses. If France Telecom decided not to pursue UMTS development in certain countries, it may incur significant costs relating to its withdrawal from these markets.

If Orange cannot fulfill the conditions under its UMTS licenses or obtain their modification, the licenses may be revoked and Orange may be liable for damages to the state that awarded the licenses, or to its partners in UMTS development in these countries, as well as to its creditors or its suppliers. All of these risks could have a significant negative impact on France Telecom's financial condition and results of operations.

Once its UMTS network has been launched, France Telecom expects that it will also incur increased costs related to the development and marketing of new products, in particular to promote demand for UMTS services and eventually to subsidize UMTS-compatible handsets.

In addition, France Telecom cannot be certain that the demand for UMTS products and services will justify the related high costs. Low demand for UMTS products and services in markets where France Telecom offers them would materially and adversely affect its revenues. France Telecom will need to offset the high purchase costs of the licenses, network capital expenditures and the related amortization costs with increased revenues from customers. The level of demand for UMTS products and services may be adversely affected by the failure of prior preliminary launches by France Telecom's competitors. Furthermore, any delay in the provision of UMTS products and services resulting from problems with suppliers of components of the UMTS network, the roll out of the network, the unavailability of products compatible with UMTS services, the inability to comply with the requirements of UMTS licenses or any other factor may adversely affect revenues from UMTS services or the date from which such revenues are generated. If in the future, France Telecom's current estimates relating to future cash flow generated under the UMTS licenses are not met, France Telecom's results could be adversely affected, and France Telecom could be required to significantly depreciate the value of its UMTS licenses and related assets recorded in its financial statements.

In the event that France Telecom fails to generate sufficient revenues from its UMTS activities, it may not be able to meet financial obligations incurred to fund its UMTS rollout or its other activities, and its financial condition and results of operations may be adversely affected.

The costs and difficulties of integrating the businesses France Telecom has acquired could impede its future growth and adversely affect its competitiveness or prevent it from achieving the planned synergies.

During 2002, France Telecom continued to pursue its integration of Equant and began the integration of TP Group, which has been fully consolidated since April 2002. In the context of these integrations, France Telecom may:

- have difficulty integrating the operations and personnel of the acquired entities;

- fail to incorporate licensed or acquired technology into its network and product offerings successfully;

- fail to benefit from anticipated synergies;

- fail to maintain uniform standards, controls, procedures and policies; or

- fail to maintain satisfactory employee relations with acquired entities as a result of changes in management and ownership.

Any major difficulties related to the integration of these entities or other businesses acquired by France Telecom could have an adverse effect on its business, financial condition and results of operations.

France Telecom faces risks relating to certain subsidiaries and joint ventures in which it shares control or does not own a controlling interest.

Some of France Telecom's activities are conducted through entities in which it has a non-controlling interest. Under the governing documents or agreements for certain of these entities, certain key matters such as the approval of business plans and decisions as to the timing and amount of distributions require the agreement of France Telecom's partners, and in some cases, decisions regarding these matters may be made without France Telecom's approval. There is a risk of disagreement or deadlock among the shareholders of jointly controlled entities and that decisions contrary to the interests of France Telecom will be made. In some cases, strategic or joint venture partners may choose not to continue their partnership. In addition, France Telecom's arrangements with its joint venture partners may expose France Telecom to requirements for additional investment, or to additional capital expenditure or financing requirements or to obligations to buy or sell holdings. See "Item 5. Operating and Financial Review and Prospects — 5.10 Contractual Obligations and Off Balance Sheet Commitments". For example, the recent difficulties concerning MobilCom have lead France Telecom to record significant impairment charges in 2002 relating to its investment in MobilCom.

These factors could impact France Telecom's ability to pursue its stated strategies with respect to those entities or have a material adverse effect on its results of financial condition.

Technical network and information technology system failures may result in reduced user traffic, reduced revenue and harm to France Telecom's reputation. France Telecom's technical infrastructure is vulnerable to damage or interruptions caused by floods, storms, fires, power outages, war, intentional acts and other similar events.

The occurrence of a natural disaster, such as the major storms in December 1999 that affected service in France at the beginning of 2000 or the flooding in southern France in 2002, and other unanticipated problems at France Telecom's facilities or any other damage to or failure of its network could result in interruptions in its service. In 2000, such damages amounted to approximately €150 million. France Telecom has no insurance for damage to its above-ground network in certain circumstances. Failures of the information technology system (hardware or software) or computer viruses could also affect the quality of its services and cause temporary service interruptions. While the risk cannot be quantified, such events could result in customer dissatisfaction and reduced traffic and revenues for France Telecom.

France Telecom and, in particular, Orange, its wireless telephony subsidiary, depend on a limited number of suppliers for wireless network equipment and maintenance. The failure of these suppliers to provide necessary equipment could have a material adverse effect on France Telecom's results.

The construction and operation of France Telecom's networks and the provision and marketing of its services, especially those of Orange, its wireless telephony subsidiary, depend on France Telecom's ability to obtain adequate supplies of a number of items on a timely basis, such as handsets and

transmission equipment and switching and other network equipment. Handsets in particular may be subject to supply constraints under certain circumstances.

France Telecom's results of operations could be materially and adversely affected if suppliers fail to provide it with adequate equipment in a timely manner or if the price of such equipment rises significantly. In France Telecom's experience, suppliers from time to time extend delivery times, limit supplies and increase the price of their supplies due to their supply limitations. As a result of these supply difficulties, France Telecom may fail to satisfy the requirements of its new licenses.

The value of France Telecom's international investments in telecommunications companies outside Western Europe may be materially affected by political, economic and legal developments in these countries.

France Telecom has made a significant number of investments in telecommunications operators in countries in Eastern Europe, the Middle East, the Caribbean, Latin America, Asia and Africa. The political, economic and legal systems of these countries may evolve in an unpredictable manner. Political or economic upheaval or changes in laws may negatively affect the operations of companies in which France Telecom has invested and impair the value of these investments.

France Telecom has recorded significant goodwill following the acquisitions that it made between 1999 and 2002. Accelerated amortization of all or a portion of this goodwill may be required, which could have a material negative impact on France Telecom's results.

France Telecom has recorded significant goodwill in connection with its acquisitions since 1999, particularly the acquisitions of Orange, Equant and TP Group. Goodwill amounted to approximately €28 billion at December 31, 2002. Pursuant to French generally accepted accounting principles, goodwill is amortized over a period determined at the time the goodwill is recorded. The value of goodwill is reassessed annually and, when events and circumstances indicate that a decrease in value may occur, France Telecom amortizes this goodwill. Such events and circumstances include lasting material adverse changes affecting the economic environment or affecting the assumptions and objectives that were used at the time of the acquisition. For example, following the strategic review of its shareholdings during the fourth quarter of 2002, France Telecom decided to accelerate the amortization of part of its goodwill (particularly, the goodwill resulting from the acquisition of Equant in 2001) by €5.4 billion. France Telecom cannot guarantee that new events or unfavorable circumstances will not take place that would lead France Telecom to reassess the value of its goodwill and record additional significant exceptional amortization, which could have a material adverse effect on France Telecom's operating results.

These events or unfavorable circumstances may also lead France Telecom S.A. to reexamine the actual value of its shareholdings and other financial assests and to record additional significant exceptional amortization or depreciation, which could have a material adverse effect on France Telecom's equity capital and its financial statements.

France Telecom may also be required to amortize its goodwill in case of a change in accounting methods or principles relating to the accounting for goodwill. See "Item 3. Key Information — 3.3.1 Risk Factors Relating to France Telecom's Business — France Telecom will be obligated to adopt new accounting standards in 2005 that may have a material impact on its accounts".

Investigation by the European Commission regarding potential State aid in favor of France Telecom.

On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure mainly relates to the financial measures announced by the French State on December 4, 2002. See "Item 7. Major Shareholders and Related Party Transactions — 7.4 Related Party Transactions — Relationship with ERAP". On that date, the French State announced that it would participate, along with private investors, in France Telecom's capital increase and that it was prepared to anticipate its participation in the capital increase through a shareholder's loan. The inquiry also covers the special business tax regime resulting from France Telecom's historical legal status since 1991. France Telecom believes the formal investigation procedure is

in the ordinary course and a necessary initiative for the European Commission, in the interest of transparency, to carry out its analysis and to hear the views of all interested parties. The European Commission has not ruled out that the various measures examined gave France Telecom an advantage that constitutes State aid.

France Telecom believes that the participation of the French State, in its capacity as a majority shareholder, in the company's action plan is consistent with that of an informed private market investor and does not include any elements of State aid.

With respect to the French business tax ("*taxe professionelle*"), until last year, France Telecom was historically subject to a special business tax regime. In particular, the European Commission has alleged a tax differential of €150 million per year from 1994 to 2002, which is disputed by France Telecom. France Telecom has persistently requested to be subject to the general tax regime. Pursuant to the appropriations law of 2003, the special business tax regime was abolished. As a result, France Telecom is now subject to direct local taxes under the general tax regime. France Telecom believes that the special tax regime to which it was previously subject did not constitute State aid.

The opening of an investigative procedure does not prejudice the final decision of the European Commission regarding the nature of the State's role in connection with the Ambition FT 2005 plan launched by the new management of France Telecom and the special tax regime to which France Telecom was subject until 2002.

If at the conclusion of the investigation, the European Commission concludes that there was State aid, it may authorize the aid, subject to certain conditions or obligations, or declare the aid incompatible with the common market and order the reimbursement of the benefit received, if it has already been granted. France Telecom cannot assure that the various measures that are under the European Commission's scrutiny will not be deemed to contain elements of State aid, which could have a material adverse effect on its financial condition and results of operations. Any decision made by the European Commission may be subject to appeal under applicable European Union law.

France Telecom will be obligated to adopt new accounting standards in 2005 that may have a material impact on its accounts.

In June 2002, the European Union ("EU") adopted new regulations requiring all listed EU companies, including France Telecom, to apply International Financial Reporting Standards ("IFRS") (previously known as International Accounting Standards or "IAS") in their financial statements from January 1, 2005.

Because IFRS emphasizes the fair value of a company's assets and liabilities, it may have a material impact on a number of important financial statement items, including, among others, the timing of recognition of sales and other revenues, accounting for share-based compensation, goodwill and intangibles, employee benefit plans, marketable securities and hybrid derivative instruments and the classification of certain balance sheet items as debt or equity. In addition, the treatment of France Telecom's classification of business segments, financial instruments and pensions may be significantly affected.

IFRS will therefore affect the valuation methods that analysts use to measure and evaluate France Telecom's performance. IFRS could also have an effect on France Telecom's debt covenants and other contractual obligations. In particular, France Telecom's covenants linked to balance sheet ratios and income statement measures are likely to be significantly affected by the adoption of IFRS in ways that are difficult to predict at this time.

3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries

France Telecom may be unable to obtain future financing to fund the development of its business.

French and British bank regulators have issued warnings to banks relating to telecommunications industry-specific risks in their lending portfolios. These regulators have cited the large expenditures by

European telecommunications companies on the acquisition of UMTS licenses and related investments. Furthermore, spreads on debt issuances by telecommunications operators have risen considerably as a result of the increased risk associated with debt securities in the telecommunications sector. If France Telecom is unable to borrow the amounts it needs at affordable rates, it may be unable to pursue its planned strategy. France Telecom cannot assure you that future conditions in the financial markets will not adversely affect its ability to finance its operations.

The profound and continuing transformation of the telecommunications industry in Europe and the intense competition in this industry may strain France Telecom's resources.

The telecommunications industry in Europe has experienced profound changes in recent years, and France Telecom believes that these changes will continue. If France Telecom fails to rapidly adapt its business to meet the developments of the telecommunications industry, it may be unable to compete effectively and its business activities, financial condition and results of operations may suffer.

France Telecom faces intense competition in all areas of its business. In the fixed line voice telephony business in France, which has been open to competition since January 1, 1998, France Telecom faces competition that has created a dramatic reduction in rates, as well as a reduction in its market share from 1998 through 2001. In addition, competition in the markets for regional and local calls is intensifying. The recent regulatory changes, such as the unbundling of its local loop and the preselection of operators, number portability and main distribution frame access, have increased the ease with which its customers can use the services of other telecommunications carriers instead of France Telecom's services. In the local call segment, with the introduction of carrier preselection at the beginning of 2002, France Telecom had lost approximately 20% of its market share at December 31, 2002. France Telecom expects a further decrease of its market share and continued decreases of rates in the fixed line services in France, where it currently enjoys the highest market share. In addition, according to France Telecom, an increasing proportion of calls that would previously have been made over the fixed line network are now being made on wireless telephones, a process known as "fixed-wireless substitution". The level of competition is significantly influenced by decisions of the French telecommunications market regulator, which could take decisions that would lead to further declines in prices in the fixed line network voice telephony business. For further information regarding competition and regulatory decisions that could affect the level of competition, see "Item 4. Information on France Telecom — 4.6.3 Competition — Fixed line voice and data services — France" and "Item 4. Information on France Telecom — 4.15 Regulation of France Telecom."

In addition, restructuring by certain competitors and overcapacity could materially affect France Telecom's results in the international transmissions business. If these conditions continue, they could negatively impact France Telecom's results in this market.

In the wireless telecommunications business, France Telecom faces intense competition in all of its principal markets (particularly in France and the United Kingdom) from existing and new market participants. In certain countries, France Telecom must compete with new non-traditional operators that offer wireless communications services without maintaining their own networks (known as mobile virtual network operators). Although competition based on handset subsidies has diminished in France and the United Kingdom, competition based on price, subscription options offered, coverage and service quality remains intense. As these markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to customer retention, which could lead to higher expenses for customer loyalty initiatives. Prices for wireless voice telephony have been declining over the past several years and may continue to decline in France Telecom's principal markets.

France Telecom also faces competition in the market for Internet and multimedia services. The Internet access market is experiencing increased competition and shifting usage patterns that may be influenced by regulation, particularly in France. There are few substantial barriers to entry in the Internet industry and connection costs for users and customers are low. As a result, France Telecom's most

significant competitors in this segment may be new entrants such as the French postal service that would not be burdened by costs of modernizing older equipment. As a result, it may be very expensive for France Telecom to upgrade its networks, products and technology in order to continue to compete effectively with other competitors. Wanadoo also faces competition in the printed directories market from editors that offer regional directories in France, which recently organized themselves around Telenor, a European editor. Online directories remain highly competitive with many market participants.

In the data transmission market, Equant and Transpac, France Telecom's subsidiaries, face intense competition. France Telecom's success in this market will depend on the ability of Equant and Transpac to compete with other significant telecommunications operators, IP/data specialist companies and new participants, including operators of competing networks, Internet access providers or other high value added service providers. France Telecom believes that the number of competitors, the vertical and horizontal concentration of this market, the pressure on prices and the competition for market share may increase in the future.

Competition in any or all of France Telecom's lines of business could lead to:

- price erosion for France Telecom's products and services,

- an inability to increase market share or a loss of market share,

- loss of existing or prospective customers and greater difficulty in retaining existing customers,

- more rapid deployment of new technologies and obsolescence of existing technologies,

- increased pressure on France Telecom's profit margins, preventing it from maintaining or improving its current level of operational profitability, and

- difficulties repaying the debt it incurred to finance its acquisitions and strategic and technological investments if it cannot generate revenues and an adequate gross margin of internal financing.

If growth in the Internet and wireless businesses slows, France Telecom's revenues may not grow as rapidly as in the past and may even decrease, which in turn could adversely affect its profitability.

In recent years, France Telecom's revenues have grown in large part because of rapid expansion in its Internet and wireless communications businesses in line with growth in the Internet and wireless markets in Europe. If these markets do not continue to expand, particularly in France and the United Kingdom, France Telecom's revenue growth may slow, which in turn could affect its financial condition and results of operations.

In addition, a critical component of France Telecom's growth strategy is to take advantage of significant revenue, cost and capital expenditure synergies that it expects from the combination of its own operations with those of Orange, Equant, and Wanadoo, as well as synergies achieved within each of these subsidiaries. If these synergies do not materialize as France Telecom anticipates, its business, financial condition and results of operations could be adversely affected.

If revenue growth in France Telecom's wireless and Internet businesses slows, or if it is not able to attract and retain an expanded customer base, it may be unable to generate profits as significant as planned from these businesses. If it is unable to generate sufficient earnings and cash flow, it may have difficulty making payments on the debt it has incurred to finance its strategic acquisitions and investments in technology.

Despite the current trend towards deregulation in France and other European countries, France Telecom continues to operate in highly regulated markets in which its flexibility to manage its business is limited.

France Telecom must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its fixed line, wireless and Internet networks and the provision of its products and services. It must also cooperate with agencies or other governmental authorities that regulate and supervise the allocation of frequency spectrum and that oversee the general competitiveness of the telecommunications market. Furthermore, France Telecom faces a number of regulatory constraints as a result of its dominant position in the fixed line telecommunications market in France, including a requirement to provide interconnection services to other operators on terms that must be approved by the regulatory authority; a requirement to provide access to the local loop at rates that must be approved by the regulatory authority; and a requirement to have its prices for fixed line voice telephony services approved by the regulatory authority prior to implementation.

France Telecom's business and results of operations and those of its joint ventures could be materially adversely affected by changes in law, regulation or government policies, in particular, decisions by regulators and antitrust authorities concerning the granting, amendment or renewal of licenses; rate structures or opportunities to expand activities in new markets; the accessibility of networks to virtual network operators and other service providers; and access to third-party networks.

Any such decisions could materially adversely affect the results of France Telecom's operations.

Licenses are required in most countries to provide telecommunications services and operate networks. These licenses frequently impose requirements regarding the way the operator conducts its business, including minimum service requirements, roll-out completion deadlines, and network quality and coverage.

Failure to meet these requirements could result in fines or other sanctions, including, ultimately, revocation of the licenses.

3.3.3 Other Risks

Alleged health risks of wireless communications devices could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations.

In France, by decree dated May 3, 2002, the Health Ministry required wireless operators to provide their customers recommendations on the use of mobile telephones and information on remaining uncertainties relating to potential health risks. In addition, Orange has signed charters of good conduct

relating to the installation of transmitter sites with other operators and certain municipalities in France. France Telecom is also pursuing negotiating similar charters with other municipalities. On January 21, 2003, the French telecommunications regulator (the "ART") published a scientific study regarding health risks relating to wireless telephone transmitter sites and mobile telephones. The results of this study, ordered by the national institute for industrial environment and risks (Ineris), confirm the conclusions of an independent report published in 2001, which found that "no study has been able to conclude that exposure to radiofrequency fields emitted by mobile telephones or their base stations have had a harmful influence on health".

In the United Kingdom, a study on mobile telecommunications health issues conducted by the Independent Expert Group on Mobile Phones, known as the Stewart Report, reported that to date the balance of evidence does not suggest that wireless phone technologies pose a health risk for the general public. The Department of Health in the UK has nevertheless required that information be made available to customers so that they can make their own informed choices about how to use mobile phones. In the United Kingdom, Orange and other mobile network operators are promoting in-depth scientific research into mobile technology through joint financing of a program with the government of the United Kingdom. Compliance with the recommendations or resulting legislation may result in significant costs for France Telecom.

While to date France Telecom is not aware of any substantiation of health risks associated with mobile communication devices, actual or perceived health risks may adversely affect France Telecom's revenues or financial condition through a reduction in the number of customers, reduced usage per customer, exposure to potential litigation or other liability. In the event that future evidence is considered to show that health risks exist, the use of wireless phones could be subject to regulations which, for example, could limit emission levels from handsets or transmitter sites. Such regulations could have an adverse effect on France Telecom's operations and results.

France Telecom's business may be affected by fluctuations in the financial markets risk, including changes in interest rates.

In the ordinary course of its business, France Telecom is exposed to financial market risks, including changes in interest rates. Where appropriate, France Telecom enters into derivative instruments to hedge underlying exposures to changes in interest rates. The derivative instruments used by France Telecom are described in Note 16.1 in the Notes to the Consolidated Financial Statements. France Telecom's exposure to market risk is set forth in "Item 11. Quantitative and Qualitative Disclosures about Market Risk —11.1 Sensitivity of indebtedness to the evolution of interest rates and exposure to market risks".

France Telecom's results and cash flows are exposed to currency exchange rate fluctuations.

A significant percentage of France Telecom's revenues and expenditures are accounted for and incurred in currencies other than the euro. The principal currencies to which France Telecom was significantly exposed during 2002 were the British pound, the Polish zloty and the US dollar. Where appropriate, France Telecom enters into derivative instruments to hedge exposure to changes in foreign currency exchange rates. France Telecom cannot guarantee that these derivative instruments will effectively or entirely cover its risks. To the extent that France Telecom has not entered into derivative instruments to cover a portion of the risk, or if its strategy in using these instruments has not succeeded, France Telecom's cash flow and revenues could be affected. The derivative instruments used by France Telecom are described in Note 16.1 in the Notes to the Consolidated Financial Statements.

For consolidation purposes, the balance sheets of France Telecom's foreign consolidated subsidiaries are converted into euro at the period-end exchange rate, and their income statements and cash flow statements are converted at the average exchange rate for the period. The impact of such conversion on

France Telecom's balance sheet and shareholders' equity may be material. Period-to-period changes in the average exchange rate for a particular currency can significantly affect reported sales and operating and other expenses incurred in such currency as reflected in our income statement, and therefore could materially affect its results of operations.

Risks relating to legal proceedings.

France Telecom is involved in several legal proceedings that are more fully described in "Item 4. Information on France Telecom — 4.14 Legal Proceedings". France Telecom's position as the leading operator and provider of networks and telecommunications services in France and one of the leading telecommunications operators in the world subjects it to the scrutiny of its competitors and French and European regulatory authorities. In addition, France Telecom is regularly involved in legal disputes with competitors as a result of its leading positions in the fixed and wireless telecommunications markets in which it operates. With the exception of the proceedings set forth in "Item 4. Information on France Telecom — 4.14 Legal Proceedings", France Telecom believes that none of these proceedings, taken by itself, would have a material adverse effect on its financial condition or results of operations.

The price of France Telecom's shares is volatile and may fluctuate due to many different factors.

France Telecom's share prices may fluctuate due to a number of factors, including:

- a change in France Telecom's credit rating, or level of indebtedness or sales of assets;

- changes in recommendations made by financial analysts with respect to France Telecom's shares;

- changes in analysts' forecasts regarding the markets in which France Telecom operates;

- an announcement by France Telecom or one of its competitors regarding strategic partnerships, changes in its capital structure or other important changes in activity;

- the recruitment or departure of key employees; and

- general stock market fluctuations.

In addition, the share prices of Orange, Wanadoo and Equant, France Telecom's listed subsidiaries, may fluctuate, which could impact the financial condition of France Telecom or its share price.

Item 4. Information on France Telecom

4.1 History and Development

France Telecom SA is a *société anonyme*, a form of corporation, incorporated under the laws of France. Formerly a part of the French Telecommunications Ministry, France Telecom SA was created as a distinct public sector operator in 1991. In 1996 it became a corporation *(société anonyme)* subject to ordinary French corporate law and to specific requirements arising from its status as a majority State-held company under French law and from the French telecommunications regulatory regime. See "— 4.15.2 French Regulation". France Telecom's bylaws specify that France Telecom's duration is 99 years. France Telecom is subject to French corporate law under applicable sections of French law no. 83-675 of July 23, 1983 (liberalizing the public service sector) and French law no. 90-568 of July 2, 1990 (reorganizing public service postal and telecommunications services), as modified in particular by French law no. 96-660 of July 26, 1996 (modifying France Telecom's status, referred to as the FT Law). Under French law, the French State maintains on a diluted basis over 50% of France Telecom's share capital.

On March 5, 2003, the Minister of Economy, Finance and Industry presented a draft amendment to Article 1-1 of the law of July 2, 1990 regarding the organization of public service postal and telecommunications services to the French Cabinet (the *Conseil des Ministres*). In accordance with the measures announced by the Minister of Economy, Finance and Industry on December 4, 2002, this amendment will allow the French State to transfer its holding in the share capital of France Telecom to ERAP (*établissement public national à caractère industriel et commercial*). The draft amendment was adopted by the *Assemblée Nationale* (one of the two houses of the French Parliament) on its first reading on March 18, 2003.

France Telecom's registered office is located at 6, Place d'Alleray, 75505 Paris Cedex 15, and its telephone number is: +33 (0)1.44.44.22.22. France Telecom's agent in the United States, France Telecom North America, is located at 1270 Avenue of the Americas, New York, NY 10020.

France Telecom is registered with the Register of Commerce and Companies of Paris under number 380 129 866.

The Post and Telecommunications Code and article three of law no. 90-568 of July 2, 1990, as amended, define France Telecom's corporate purposes, in France and abroad, as the following:

- to provide domestic and international telecommunication services;

- to provide telecommunications services related to the public service and, in particular, to provide the universal telecommunications service and the mandatory services defined in articles L. 35-1 and L. 35-5 of the Post and Telecommunications Code;

- to set up, develop and operate all telecommunications networks open to the public necessary to provide these services and ensure their interconnection with other public networks in France and abroad;

- to provide all other services, installations, terminal equipment, and telecommunications networks, and operate all networks distributing audiovisual services, particularly radio, television or multimedia broadcast services;

- to create, acquire, rent, or assume facilities management for all the movable property, real estate and businesses, to lease, install, and operate all establishments, businesses, plants, and workshops related to any of the purposes defined above;

- to obtain, acquire, use or transfer all processes and patents related to any of the purposes defined above;

- to participate, directly or indirectly, in all operations that may be related to any of the purposes defined above through the creation of new companies or businesses, contribution, subscription or the purchase of securities or corporate rights, acquisition of interests, mergers, partnership or any other means; and
- more generally, any and all industrial, commercial, financial, securities or real estate transactions related directly or indirectly, in whole or in part, to any of the purposes defined above, any similar or related purposes, or to any and all purposes that could promote or develop the business of France Telecom SA.

In October 1997, France Telecom's shares were listed on the *Premier marché* Euronext Paris SA (formerly the *Bourse de Paris*) and the New York Stock Exchange (NYSE), when the French State sold 25% of its shares to the public and France Telecom employees. As of December 31, 2002, approximately 56.4% of France Telecom's shares were held directly by the French State.

The diagram below shows the principal operational subsidiaries and share holdings of France Telecom SA as of March 1, 2003. The percentages indicated for each entity are direct control percentages or, where France Telecom is held indirectly, have been calculated to reflect third party interests in intermediate holding companies:


France Telecom SA
Orange SA(1) 86.3% (France)
Wanadoo SA 70.6%(3) (France)
Transpac 100% (France)
TP SA and its subsidiaries 47.5%(5) (Poland)
Novis 43.3% (Portugal)
Orange France 100% (France)
Orange plc 100% (United Kingdom)
Pages Jaunes 100% (France)
Intelmatique 100% (France)
Equant NV and its subsidiaries 54.2% (The Netherlands)
Clix 43.3% (Portugal)
Mobistar 50.8% (Belgium)
Orange Romania 67.8% (Romania)
Wanadoo Interactive 100% (France)
France Telecom E-business 100% (France)
Uni 2 100% (Spain)
FTML 67% (Lebanon)
OCH SA 100% (Switzerland)
Orange Slovensko 63.9% (Slovakia)
Wanadoo Portails 100% (France)
FT Terminaux 100% (France)
CI Telecom 51% (Ivory Coast)
Telecom Argentina 14%(7) (Argentina)
Dutchtone NV 100% (The Netherlands)
Orange A/S 67.2 % (Denmark)
Wanadoo E-Merchant 100% (France)
Telinvest and its subsidiaries 100% (France)
Sonatel 42.3% (Senegal)
FCR Vietnam 74% (Vietnam)
Mobinil 71.2%(2) (Egypt)
Orange Dominicana 86% (Dominican Republic)
Freeserve 100% (United Kingdom)
France Telecom Technologies Internationales 100% (France)
CTE 51% (El Salvador)
Orange Côte d'Ivoire 85 % (Ivory Coast)
Orange Cameroun 100% (Cameroon)
Wanadoo Espagna 100% (Spain)
FTCD (ex Innovacom SA) 100% (France)
Ménatel 47% (Egypt)
Société Malgache de Mobiles 65.9%(5) (Madagascar)
Vista Cellular 51% (Botswana)
QDQ Média 99.1% (Spain)
France Telecom Câble 99.7% (France)
Jordan Telecommunications Company 40%(6) (Jordan)
Wildfire Communications 100% (USA)
Ananova 100% (United Kingdom)
Wanadoo Nederland 100% (The Netherlands)
Tower Participations SAS (4) 36.2% (France)
Mauritius Telecom 40% (Mauritius)
Wind(8) 26.6% (Italy)
TA Orange 48.9% (Thailand)
Connect Austria 17.5% (Austria)
Optimus 20.2% (Portugal)

(1) This organizational chart does not show holdings in Germany (MobilCom) and Sweden (Orange Sverige) where Orange is withdrawing from these markets.

(2) Orange holds MobiNil under joint control with Orascom Telecom. Accordingly, under French GAAP, MobiNil's financial and operating data are proportionately consolidated at 71.25%, which corresponds to the percentage of control held by France Telecom in MobiNil.

(3) 71.1% representing voting rights if the restatement for treasury shares is taken into account.

(4) Holding company holding 100% of the share capital of TDF.

(5) Within the framework of a consortium with Kulczyk Holding.

(6) This percentage corresponds to the pro rata amount of share capital held by France Telecom in Jordan Telecommunications Company through Jitco, which holds 40% of Jordan Telecommunications Company and, which is itself 88.0% owned by France Telecom.

(7) This percentage corresponds to France Telecom's economic interest in Telecom Argentina.

(8) On March 20, 2003, Orange signed an agreement with a view for the sale of its holding in Wind to Enel.

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In recent years, France Telecom's business and the regulatory and competitive environments in which it operates have undergone significant changes that have affected the structure of its revenues, as well as its business and its internal organization. All sectors of the telecommunications market in France were opened to competition as of January 1, 1998, whereas France Telecom previously had a monopoly on the provision of fixed line services and faced only limited competition in most other business segments. In addition, competition has evolved as a function of decisions taken by the French telecommunications regulator, the *Autorité de régulation des télécommunications* ("ART").

From 1999 to 2001, France Telecom pursued a strategy designed to reinforce its competitive position in this deregulated context, particularly by introducing new services and accelerating its international development through external growth. By pursuing this strategy, France Telecom extended its activities toward new areas of telecommunications services, including wireless telephony, the Internet and data transmission services in France and internationally. Also as part of this strategy, France Telecom made many strategic investments (acquisitions, minority investments, UMTS licenses) to reinforce its businesses or to operate in markets in which France Telecom desired a greater presence. In particular, it acquired Orange in 2000, Global One and Equant in 2000 and 2001, acquired interests in NTL from 1999 to 2001, the Polish operator TP SA in 2000 and 2001 and MobilCom in 2000, and acquired UMTS licenses in various European countries during that period.

These strategic investments could not, for the most part, be financed through equity, requiring cash payments and significantly increasing the France Telecom group's debt. The decline in the markets, in particular for telecommunications assets and activities, has prevented France Telecom from implementing its debt reduction plans and its sale of assets has not generated sufficient funds for this purpose.

To deal with this situation, in December 2002 France Telecom's new management launched the "Ambition FT 2005" plan, which is based on the "TOP" operational improvement program and on strengthening the financial structure of France Telecom with the "15 + 15 + 15" plan. See "4.2 Strategy".

There has been no indication of any public takeover by any third party in respect of France Telecom's shares which have occurred during the last and current financial years.

4.2 Strategy

4.2.1 "Ambition FT 2005" plan

Immediately upon his arrival at the head of France Telecom on October 2, 2002, Thierry Breton commissioned a team of experts to carry out a complete review of France Telecom's businesses and financial situation (the "State of the Company" mission *(Etats des Lieux)*). The main conclusions of this study were presented to France Telecom's board of directors on December 4, 2002:

- from an operational perspective, France Telecom remains a competitive company with a portfolio of assets that are leaders in their principal market segments with strong brands such as: France Telecom, Orange, Wanadoo and Equant. However, given France Telecom's strong external growth and the organization put in place over the last few years, France Telecom has not fully exploited its real potential to improve its operating margins;

- the level of debt is very high. During the 1999-2002 period France Telecom pursued very substantial external growth that for the most part could not be paid for with shares. France Telecom's external growth cost €100 billion, approximately 80% of which was paid for in cash;

Successive plans for reducing the company's debt were not implemented due to the market downturn, and the sale of assets was not sufficient to reduce levels of debt; and

- although it was very responsive at the operational level, France Telecom was organized in an excessively decentralized manner. The central functions did not have enough leverage to develop potential synergies.

Based on the results of this "State of the Company" mission, France Telecom launched the Ambition FT 2005 plan, based on four components:

- "TOP": a program to improve operational performance, which aims to be the motor for France Telecom to generate during the period from 2003 to 2005 more than €15 billion in net cash provided by operating activities less net cash used in investing activities. Those cash flows will be allocated to debt reduction.

- "15+15+15": a plan to strengthen France Telecom's financial structure:

  — more than €15 billion in net cash provided by operating activities less net cash used in investing activities, generated by the motor of the TOP program as described above and allocated to debt reduction;

  — €15 billion in additional equity, with the participation of the French State in its capacity as shareholder pro rata to its shareholding interest of 56.4%, expected to be approximately €9 billion;

  — €15 billion from refinancing France Telecom's debt.

These three initiatives will be implemented in parallel, with the objective of gaining greater strategic and financial flexibility and achieving a net debt/EBITDA ratio of between 1.5 and 2 by the end of 2005.

- A strategy focused on customer satisfaction and integrated operational management of a portfolio of assets comprising businesses that are leaders in their principal markets, with strong brands such as France Telecom, Orange, Wanadoo and Equant. France Telecom will consider divesting itself of assets with weak strategic or financial positions, or those for which majority control is impossible. It will aim to develop strategic partnerships in areas that are not part of its core business and where it cannot attain critical size on its own.

- A significantly restructured management team with a simplified organization, clear distinctions between the operational divisions and the central functions with responsibility for the whole of France Telecom, and greater responsibility assigned to managers.

As a reference, net cash provided by operating activities less net cash used in investing activities, amounted to €0.3 billion in 2002, as indicated in the table below:

	2002
	(€ millions)
Net cash provided by operating activities	11,839
Net cash used in investing activities	(11,514)
Net cash provided by operating activities less cash flow used in investing activities	325

The total net debt as determined for the purposes of the ratio of net debt/EBITDA mentioned above amounted to €68.0 billion at December 31, 2002; it is described in Note 12 in the Notes to the Consolidated Financial Statements. The measure of EBITDA as determined for the purposes of the same

ratio, is operating income before depreciation and amortization and amortization of actuarial adjustments in the early retirement plan; it amounted to €14.9 billion in 2002. In the future, the information used to calculate this ratio will be, unless otherwise expressly indicated, those provided in the consolidated financial statements. The information will, therefore, reflect changes to the scope of consolidation, such as the effect of the sale of shareholdings.

"TOP" program

France Telecom's return to a healthier financial situation depends above all on improvements in its operational performances. The TOP program is France Telecom's plan for improving its operational performance. It aims to help France Telecom by 2005 achieve optimal levels of performance for each of its activities and generate more than €15 billion in net cash provided by operating activities less net cash used in investing activities over the 2003–2005 period, which will be allocated to reducing the debt.

The TOP program is based on revenue assumptions that France Telecom believes are conservative.

Between 2003 and 2005, the aim to generate net cash provided by operating activities less net cash used in investing activities from performance improvements by reducing and optimizing investments by approximately 40%, reducing operating costs by approximately 40% and benefitting other improvements by approximately 20% (including improved working capital requirements).

In 2003, the impact is expected to come mainly from reducing and optimizing investments, given the time needed to implement measures designed to cut operating costs. Purchases of property, plant and equipment and intangible assets, excluding licenses, will be reduced to less than €7 billion in 2003 (compared to €7.4 billion in 2002), representing about 13% of consolidated revenues in 2003.

France Telecom's goal is for net cash provided by operating activities less net cash used in investing activities, for the 2003-2005 period to be generated primarily from fixed line activities in France (approximately 40%) and from Orange (approximately 40%). The contribution from fixed line, voice and data services—outside France would represent approximately 12% to 17% and from Wanadoo less than 3%.

According to France Telecom's objectives, approximately 20 to 25% of the targeted amount of net cash provided by operating activities less net cash used in investing activities is expected in 2003, 35% to 40% in 2004, and 35% to 40% in 2005. France Telecom has confirmed its objective of generating at least €3 billion of net cash provided by operating activities less net cash used in investing activities to be allocated to debt reduction in 2003.

Since the "Ambition FT 2005" plan was announced, France Telecom has made preparations for its successful implementation. Each Executive Committee member is responsible for a program. Each program is divided into clearly identified projects. There are approximately one hundred projects in total.

A certain number of projects are defined and controlled by the operational divisions: Large Business Solutions, Fixed Lines Services and Distribution in France, Network and Operators, International, Orange and Wanadoo.

There are also cross-company projects that encompass France Telecom's different functions. These are programs concerning purchasing, investments, general overhead, working capital requirements, the information systems, research and development, communication expenses and the reorganization of support functions (financial, legal, human resources and communication).

Approximately one hundred projects had been launched and their managers named at the end of January 2003. A detailed action plan for each project has been defined and priority has been granted to any action that can yield fast results (for example, the decision taken in December 2002 to end

investments by Orange in Sweden). Ten of these projects alone account for 70% of the expected performance improvements.

A central control unit, reporting to the Chief Financial Officer, provides the operational divisions with support to help them achieve their objectives, organizes the reporting and monitors the whole of the TOP program in order to warn the Executive Committee of any delays. It proposes, where necessary, corrective measures or the launching of new projects.

Along with those working directly on the projects, all France Telecom employees have been mobilized to become involved in the TOP program. France Telecom's executives have a major role in mobilizing their teams. To emphasize their responsibility for the success of the program, the Executive Committee has decided to base the variable part of managers' salaries on the results of the TOP program.

In addition, in order to increase the company's reactivity and to accelerate its rhythm, the Executive Committee has decided that the target results and budgets of all the divisions and the variable part of their managers' salaries will be redefined every six months.

The projects include:

- decreasing purchasing costs through savings in the various categories of ordinary course services (90 identified categories to be treated in three phases over 18 months; the first phase covering 30 of these categories has already started); decreases in the number of suppliers for 80% of France Telecom's purchases, with a goal of more than €3.5 billion in savings between 2003 and 2005;

- implementing new procedures to monitor investments and to identify synergies;

- streamlining information systems: decreasing the number of ongoing projects by one-third at the end of 2005; reducing the subcontracting rate (which fell from 50% at the end of 2002 to 45% in January 2003);

- decreasing advertising and communications expenses and other related activities with an objective of decreasing costs by approximately €200 million in 2003, for a savings of approximately €0.6 billion between 2003 and 2005;

- optimizing support functions for the finance, human resources and real estate departments (decreasing the number of sites and rationalizing costs);

- decreasing working capital requirements, with an objective of decreasing costs by at least €0.5 billion in 2003 (working capital requirements amounted to €4.5 billion in 2002); and

- improving other areas, such as optimizing the distribution network in France; the restructuring of intervention services and call centers in France; and outside of France, the restructuring of Orange operations in The Netherlands and in Denmark and reducing headquarter costs.

For each of these major programs, France Telecom will communicate with investors on a quarterly basis regarding the progress of the performance indicators that have been defined to monitor progress. The first communication is expected in spring 2003. The indicators are as follows:

— working capital: average number of days for collection of receivables;

— purchases: number of suppliers representing 80% of purchases; cumulative amounts of gains related to the decrease in prices;

— information systems: number of ongoing projects;

- cumulative advertising and similar expenses;

- investment costs per segment; and

- operating costs per segment.

As a reference, the table below sets forth information regarding external expenses for 2002.

	(€ millions)
External expenses and other operating results and expenses	21,677
Of which:	
Purchases of equipment and merchandise	3,620
Purchase of telecommunications services from operators (termination of calls, leased lines, interconnection fees, payments to online service providers and other international fees)	6,758
Studies, fees, sub-contracting (excluding information technology)	1,640
Advertising, promotions and sponsoring	1,232

For the year 2003, in the absence of a capital increase, France Telecom's consolidated net debt is expected to decrease from €68 billion at December 31, 2002 to less than €65 billion at December 31, 2003, due to the €3 billion improvement in net cash provided by operating activities less net cash used in investing activities, as indicated above.

The total amount of liquidity available to France Telecom SA from invested cash, net cash credit and debit balances and available bank credit lines amounted to approximately €10.9 billion at December 31, 2002. Taking into account the issuances of bonds in January and February of 2003, for a total amount, net of issuance fees, of €6.3 billion, France Telecom thus has €17.2 billion available to make loan repayments (approximately €15.0 billion in 2003), including the January 1, 2004 maturity date for the convertible bonds issued in December 1998 (approximately €2 billion). See Note 16.2 in the Notes to the Consolidated Financial Statements. The amount of available liquidity, as described above, is also expected to include net cash provided by operating activities less net cash used in investing activities, for which the goal is more than €3 billion in 2003.

4.2.2 Strategic analysis of market growth and change

A growing market

The telecommunications services market is characterized by a high rate of innovation in uses and new technologies. These services continue to increase their penetration and to grow as a percentage of GDP or of household expenses.

In virtually every country, telecommunications expenses have grown as a proportion of GDP:

	1996	1997	1998	1999	2000	2001
France*	1.9%	2.0%	2.1%	2.4%	2.6%	2.7%
United-Kingdom**	2.6%	2.7%	3.2%	3.5%	—	—
Germany**	1.8%	2.1%	2.3%	2.5%	—	—

---

*   Source: Calculations provided by the company on the basis of INSEE's data
**   Source: OECD

Three main trends impact the growth and transformation of the communications sector:

- increasing connectivity: growth in the penetration of fixed line or wireless, high or low speed devices that now allows virtually everyone access to multimedia services and has made networks omnipresent in our daily lives and economy;

- the multiplicity of network capacities, both local and long distance, that bear the promise of ever more abundant and cheaper communications; and

- the generalized networking of economic processes and of individuals' daily activities, which has led to deep interpenetration between networks and the computer applications that support the networking processes.

The world market for telecommunications services was estimated at €1,160 billion in 2002 and in spite of the economic slowdown, continues to show strong growth: 6% compared to 2001. This trend is expected to continue until 2006 at a rate of about 5% per year in value (source: Idate). Idate has, however, recognized that the European telecommunications market has experienced a significant slowdown in growth in 2002 (slightly less than 7% on average in the European Union).

The sector's global momentum can be explained by three main factors:

- The first growth factor is the continuing spread of wireless telephony: the market grew by 15% in value in 2002 and it is estimated that this expansion will continue at a rate of 8% per year over the period 2003-2006. There are now more cellular telephones in service in the world than there are fixed lines: 1,125 million cellular telephones compared to 1,060 million fixed lines at December 31, 2002.

- The second growth factor is the expansion of data services, estimated at 8% per year over the same period (source: Idate).

- Finally, telecommunications benefit from the growth of revenues generated by the Internet, due to strong demand for high speed access. These revenues grew by 25% in value in 2002 and is expected to continue to increase at a rate of 15% per year until 2006. The number of Internet users is expected to reach 950 million by 2006, compared to 590 million in 2002 (source: Idate).

This worldwide growth and change in market structure is especially noticeable in Europe and France. The European market has been less affected by changes in economic conditions and is growing faster than that of North America: a rate of 4% to 5% is predicted in Europe until 2006 (source: Idate).

In 2002, fixed line telephony represented only 37% of the Western European market, compared to 45% in 2000. Wireless phones, with an increase in value of 11% in 2002, have a central position in interpersonal communication services (voice, SMS) as well as in the sector's revenues: 44% in 2002, with a penetration rate of 78.3% (source: Idate).

The other factor that is expected to ensure the sector's continuing momentum, in conjunction with the deployment of second and third generation wireless services, is data services (9% growth in 2002) and particularly as part of high speed Internet services (source: Idate).

This market grew by 23% in Europe in 2002 and could represent over 12% of the sector's business in 2006 (source: Idate). Internet penetration in Europe is gradually catching up with that of North America: the number of European Internet users should rise from approximately 191 million in 2002 (source: NUA) to approximately 221 million in 2004 and approximately 252 million in 2006 (sources: eMarketer, NUA, Idate—2002).

Changes in uses

The telecommunication sector's technological momentum has put a variety of means of communication into the hands of its customers:

- fixed line and wireless telephony services;

- wireless data services (in particular SMS); and

- communications services and access to information sites by Internet.

Each of these systems has its own characteristics and values for customers:

Type of service	Main customer benefits (keywords)
Fixed line telephony	Real time, reliable, readily available
Wireless telephony	Personalized, ubiquitous, modern, many functions
SMS	Personalized, private, fast, cheap, constant
E-mail	Constant, efficient, cheap, worldwide
Internet	Universal, efficient, worldwide, unlimited

Customers have understood these characteristics and diversified their methods of communicating to take advantage of them: they now have "communications" (telephone calls, SMS, e-mails, sessions on the Internet, etc.) using all of these means, depending on their own expectations and the properties of these tools:

- synchronous or asynchronous communications;

- sociable or utilitarian communications; and

- communications with a person or executing a transaction.

France Telecom therefore no longer believes that it should focus its attention solely on the number of minutes of voice calls carried on the switched telephone networks but rather that it should now look at the total number of "communications" (in the sense indicated above) exchanged by customers in order to understand the changes in the markets.

France Telecom estimates that the number of communications per French inhabitant per month has increased from 20 in 1990 (almost entirely telephone calls, with some telematics) to 100 in 2002, which number includes approximately 60 fixed line or wireless telephone calls, about 20 SMS or e-mails, and over 20 Internet sessions. These estimates, which should be considered as orders of magnitude, are based on its traffic observations of its fixed-line and wireless telephone subscribers and the average length of their calls, as well as surveys about Internet use.

Using assumptions that France Telecom believes to be relatively conservative (including only generally accepted assumptions about Internet development in France and a trend toward the usage times and numbers of SMS or e-mails that are observed in more advanced countries such as the United States), France Telecom estimates that the total number of communications per French inhabitant per month might total some 200 in 2010.

This diversification and increase in use obviously occurs in different ways, depending on the customer's needs and resources. France Telecom's surveys show that some customers mainly use wireless phones and the Internet, others only wireless phones and others only fixed line phones.

Throughout the recent period of development of communication options and as customers gradually adapt to their use the services offered are extremely fragmented:

- customers use multiple mailboxes (fixed, wireless, Internet) and several address books (stored in the memory on their fixed line phone, wireless phone and Internet messaging system, etc.);

- they have separate "identities" for each of the services used (telephone numbers, e-mail addresses);

34

- their chosen applications are sometimes incompatible with those of their correspondents (as is presently the case with instant messaging programs); and

- there are numerous online payment methods, which are not universally accepted by merchants.

France Telecom believes that these integration issues reduce customers' ease of use and impede the optimization of efficiency gains from the increasingly numerous and sophisticated services and tools, resulting in a risk of a slowdown in market growth.

France Telecom therefore believes it must be able to offer its customers the services that will allow them to recreate a unified communication space which will mitigate, as much as possible, the complexity of the various telecommunications networks; it must also be able to offer them simple, user-friendly handsets. To this end, as an example, the following must be offered to them:

- single sign-on points;

- messaging services that can forward messages to each other according to the customer's instructions; and

- address books that can be "synchronized" with each other.

4.2.3 France Telecom's strategic vision

France Telecom's defined mission is to make it easy for consumers and businesses to use its services to:

- communicate better;

- use an increasingly broad variety of communications services; and

- be more efficient in the use of telecommunications equipment.

As a multi-service and multi-brand group, France Telecom is ideally positioned to understand the expectations of its customers and define the portfolio of products to meet the specific needs of each customer category.

As an innovative company equipped with a research and development center with global expertise, France Telecom is also ideally positioned to develop easy-to-use services with seamless access, whatever the access network: fixed line, wireless or the Internet.

The strength of an integrated enterprise

The integration of France Telecom's group offers four primary benefits:

- the ability to develop and deliver essential features that give customers effective and "seamless" use of the range of communication services in each market where the France Telecom group is present;

- the ability to integrate these services within global offers to the extent that customers' wish this and regulations permit it;

- the ability to offer customers, within its distribution network, a broad range of services that cover most of their needs and provide them with full assistance; and

- the opportunity to improve efficiency and productivity by sharing pooled expertise and processes within the France Telecom group.

France Telecom's top priority will be to develop the service elements that will allow customers to move easily from one service or network to another, so that customers can transmit or replicate their identities, address books, etc. The three types of fundamental services are:

- context management services: primarily identity management, authentication management, presence management, contact list management, and payment management;

- communication applications such as messaging, instantaneous messaging, chat groups and other discussion forums; and

- personal or collective productivity services such as agenda management or generic workflows.

These fundamental services will be particularly effective when they are implemented by the companies of the France Telecom group. Naturally, these services will not be reserved only for France Telecom group companies to the extent that almost all of these functions must also operate between the services of France Telecom group companies and other market players. The ability of customers to communicate freely with all of their contacts depends on this development, as does the growth of the market, given the fact that new services develop even more quickly as use spreads among the different market players, and the fact that the market is "self-educating" (what is usually called the "network effect").

Therefore, the different companies of the France Telecom group, which all carry strong brand names (France Telecom, Orange, Wanadoo, Equant), enjoy an independence of development to the extent that they are addressing different customer needs and priorities or significantly distinct user segments.

Working as a unit and through cooperative efforts, the goal of these companies will be to enable the group to offer its customers the best combination of services available on the market.

They also give the France Telecom group a portfolio of activities that places France Telecom in a position to capture the global growth in the market, better than a single business could, given the diversification in customer uses and the fact that customers can now, or will be able to in the near future, substitute one service for another based on growth in the performance of communication tools and changes in the customers' own communications needs.

Although the substitution of services is working to the detriment of phone calls between fixed lines, the development of the Internet (both low and high speed), as well as the growth in the number of calls between fixed lines and wireless telephones, by contrast is adding to the use of the fixed network. France Telecom believes that this trend will continue, and that the intensity of fixed network and wireless network use will continue to show strong growth.

Technological growth naturally drives a leading edge operator like France Telecom to upgrade its networks continually, for example by deploying ADSL (Asynchronous Digital Subscriber Line) on its fixed networks and UMTS on its wireless networks; these new technologies allow the deployment of new functions on these networks and lead, in the medium term, to the replacement of earlier technological generations. This sequence of progressive functional improvements and replacements is the normal life cycle for telecommunications networks, and the means by which high-tech, leading edge operators develop new uses for their customers and increase the size of the market they serve.

A strong capacity for innovation

France Telecom believes it can implement this strategy for the rapid development of the services it offers because it has an R&D team of approximately 3,000 engineers with world class expertise in the essential fields of communications technologies:

- network technologies: very high speed transmission on fixed networks, optimized use of the Hertz spectrum, new generations of IP networks;

- functional and applied "middleware": communications middleware (identity, presence, localization, contact list, profile management), security technologies, payment mechanisms, technologies to manage conditional access and rights; and

- application level: development, integration and distribution of applications; development interfaces ("API"), context portability mechanisms, home gateways, home networks, image processing.

This breadth of expertise and the in-depth understanding of customer expectations that France Telecom draws from the scope of its business portfolio gives the France Telecom group a unique ability to identify new uses, and to develop in advance the new global services expected by customers. France Telecom and its research team also have extensive long term experience in collaborative projects with a variety of partners. This combination of expertise is available to all the companies of the France Telecom group and gives them a competitive advantage.

The strength of an international group

Within Europe, France Telecom believes that two of the countries where it is currently established (France and the United Kingdom) are clearly strategic. France Telecom holds strong positions in these markets at the competitive level, the markets are economically sustainable, and they already form a strong strategic base for the vision described above.

Beyond that, France Telecom believes that Europe is its new domestic market.

With the aim of focusing on its most strategically important and profitable assets, France Telecom has begun to reexamine all of its other subsidiaries and interests, and will decide in the near future whether they should be retained within France Telecom's portfolio on the basis of two types of criteria:

Strategic criteria:

- market growth and profitability;

- quality and sustainability of the competitive position;

- potential for synergies with other assets; and

- control of the company or clear potential to gain control.

Financial criteria:

- operating income before depreciation and amortization;

- operating income before depreciation and amortization less tangible and intangible investments (excluding acquisitions of licenses);

- contribution to credit rating/ratios assigned by credit rating agencies, and in particular the impact on the ratio of net debt/ EBITDA; and

- potential for creating value through sale or partnership.

The TOP program nevertheless does not rely on an asset sale program.

This analysis is expected to result in the streamlining of France Telecom's businesses with a renewed focus on its most strategic and profitable assets. Once the program to reduce debt has been successfully completed, France Telecom will reconsider its international expansion strategy. France Telecom believes that, in any event, strengthening the competitive position of its current operations and rapidly improving the profitability of these operations are its top priorities, and that these actions will improve its attractiveness and ability to act no matter how the European market further develops.

Focus and partnerships

France Telecom intends to remain focused on its core business, which it believes to be the development of its assets and expertise in the activities of network deployment and operation, the development and marketing of network services and end-to-end connection services (in all fixed line or wireless technologies, all technical protocols, and in all configurations of use whether in public or private networks). In addition, a fundamental aspect of its expertise and its mission is to assist customers in using its networks and services by providing the consulting and integration services required to implement communication services.

France Telecom intends to rely on partnerships with equipment manufacturers or service providers:

- in all areas of activity that it believes to be outside its core business, such equipment used by its customers, software applications, or content; and

- in all areas of activity to develop its own services where it believes it may not have a critical mass of expertise available.

4.2.4 Major axes for implementing France Telecom's strategy
Principal technological initiatives

Taking full advantage of technological innovation is a major aspect of France Telecom's strategy. In the short and medium term, the main technologies that will be introduced in its network and that are considered as the most promising are the following:

- UMTS, which has a very strong potential, but for which development and handset costs are still high. Orange has planned a limited commercial launch in the United Kingdom and trials in France, both in 2003. Sites are still being acquired for the deployment of this technology;

- the specification on the new handsets of interfaces that are easy to use and intuitive. For example, Orange has launched a "signature" program to personalize the ergonomics of its handsets, that is expected to enable it to facilitate learning and use of new services to give Orange an advantage by differentiating itself from its competitors;

- the wireless network Wi-Fi is expected to grow strongly as of 2003. France Telecom has already made an official announcement on the launch of its Wi-Fi services which complement its Internet and cell phone services;

- ADSL video: France Telecom will launch a trial in 2003;

- ethernet Giga: France Telecom has launched its proposal to connect its clients at more than 600 Mbits/s;

- virtual private networks for small- and medium-size businesses (Oléane offers have been launched);

- the Centrex IP, which simulates the functions of a PBX to the IP norm by using the peer-to-peer approach; and

- single authentification protocols that allow secured access management to be applied to all online services. France Telecom is a founding member of the "Liberté" alliance, which defines these protocols.

Strategy in the area of fixed line services

Developing voice calling uses and maintaining market share

Since January 1, 2002, competition for traffic has been completely open in France, for both long distance and local calls, following the introduction of the pre-selected carrier option for local calls. In this context, France Telecom's share of long distance traffic (domestic and international calls combined) ceased to decline and is stable at approximately 64%. France Telecom's share of local traffic was over 80% at December 31, 2002.

France Telecom's strategy in this area is described below:

- continue to expand usage by introducing new rate plans (the average fixed line traffic from French households is somewhat less developed than in a number of comparable foreign countries). In particular, this is expected to result from the development of flat rate traffic plans; the percentage of consumers having subscribed to such plans was approximately 20% in 2001 and the goal is for it to reach 40% in 2004;

- gradually increase the percentage of recurring income in customers' bills by gradually adjusting the amount charged for subscriptions, adding more service options and gradually increasing the number of calling packages. In 2002, the recurring portion of sales of services and products of total telephone and Internet access sales was 44%, up substantially from 39% in 2001. France Telecom's strategy is to continue to boost sales at the same pace over the next few fiscal years to achieve a level of 60% in 2004; and

- maintain France Telecom's market share based upon the quality of its products and services rendered to customer through a commercial network unequaled in France.

Expanding higher speed Internet access

Higher speed Internet access brought about by ADSL is a top priority for France Telecom because it will produce a return on all the capital spending already incurred in both the copper pair network serving customers and the carrier network.

Broadband has become part of the mass market since ADSL was introduced on the market in December 1999, following a few difficulties early on regarding the regulatory framework allowing competitors to launch their services effectively. It is now a part of everyday life in France. At the end of 2002, 1.4 million customers were connected to high speed Internet using ADSL installed by France Telecom, including over one million using Wanadoo and 400,000 using competing Internet access providers or IP purchasing the ADSL from France Telecom wholesale. This reflects a threefold increase in the number of customers in one year. In addition, almost 21 million telephone lines were connectable to ADSL, i.e., domestic coverage equalled 71% of the French population.

In France, at year-end 2002, 18% of households and small- and medium-sized businesses connected to the Internet were using high speed access. This figure increased substantially in the fourth quarter 2002 and France Telecom's goal is to double the total number of ADSL access lines in 2003. France Telecom's

goal is that revenues related to ADSL grow to be between €800 million and €1 billion in 2003. High speed Internet access will become the norm and France Telecom's objective is that the percentage of households with high speed lines will surpass 40% in 2004.

Managing an ARPU strategy and improving the EBITDA margin

After a decline in total ARPU from fixed-line services in France in 2001 due to the loss in sales from local traffic opened to pre-selection, France Telecom's medium term objective is to stabilize the ARPU level.

In 2002, it was slightly below €39 per line and per month (net of call termination refunds to wireless operators), and telephony accounted for about 70%, with subscriptions and traffic each accounting for half of that amount, and the remaining 30% consisting of data revenues (including leased lines), interconnection revenue and online services (i.e., in particular reselling high speed Internet access to Wanadoo and its competitors).

According to France Telecom's estimates, the growth in Internet access revenues and data revenues should more than offset falling revenues from telephone traffic; the percentage accounted for by telephony would then amount to approximately 62% of the ARPU in 2005. This shift would lead to an increase in EBITDA margin in the segment "Fixed line, voice and data services — France".

Corporate data services

"e-transformation" — helping corporations move into e-business

For corporations to keep their competitive edge, the quality of customer relations, improved internal processes and efficient employees are vital. In these three areas, it is essential for corporations to move into e-business and become Internet players if they are to improve their performance. The value-added networks and solutions now offered by France Telecom are helping achieve this "e-transformation".

In this market, the main goal is to provide corporations with high speed interconnection services, which leads to faster e-transformation. By rapidly exchanging a growing amount of data, and developing permanent links among certain sites, high speed services bring corporations closer to their customers, employees and partners. In France, approximately 200,000 sites were equipped with high speed access at the end of 2002, which is twice the number in the previous year. The main reasons for choosing high speed lines are to access private networks and for Internet connections. These access lines can reach speeds as high as 1 Gbit/s in optical technology. Some 80% of corporate websites have access to DSL technologies. This applies to all sectors and all corporations.

A collaborative approach has already become one of the keystones of France Telecom's plans. From hosting sites to managing customer contacts, including security tools, the France Telecom group offers the "e-transformation" services, that help to simplify working relationships within the company and relationships between companies and their environment.

France Telecom data revenues (not including leased lines) have increased regularly at the rate of about 18% since 1998, to €1,530 million in 2002. France Telecom anticipates a similar increase in 2003 and 2004.

To boost demand, France Telecom plans to use the following growth drivers:

- sell more high speed access and transport to corporations;

- increase the number of corporations using virtual private networks;

- make IP use widespread as a medium of communications among and between corporations;

- develop network security solutions;

- offer solutions to businesses enabling them to manage their relationships with their own customers (solutions combining the Internet and call centers);

- provide them with all solutions enabling employees to connect to the company (via e-mail, directories, applications, etc.) from a wireless or Wi-Fi network;

- develop corporate portals or portals by business sector; and

- develop Internet sales to small- and medium-sized businesses.

Consolidating Equant's leading position

Widely recognized as a leading international services company in the area of managed data networks for multinational corporations, Equant operates one of the largest data networks in the world. It covers 220 countries and territories, with local help services in 165 of them. Backed by over 50 years' experience in this business, Equant serves thousands of major corporations worldwide, with the largest number of customers on the market in terms of management services for data networks (Source: Gartner Group).

The merger with Global One enabled Equant to increase its customer base substantially, expand its services plan and improve its network performance. Equant's goal is to consolidate its global leadership position in data services for multinational corporations. To achieve its goal, Equant plans to:

- increase its market share;

- develop direct and indirect sales networks;

- expand its product range, especially in IP;

- continue to improve customer relations and quality of service; and

- consolidate and continue to develop the network.

4.2.5 Wireless strategy

In Europe, the wireless market is undergoing three major changes that will have a significant impact in terms of competition and the strategy of the different players:

- the market is gradually maturing, reaching the natural limits of penetration by wireless handsets;

- the multi-media services market is emerging, based on the GPRS norm, and later the UMTS standard. According to Strategy Analytics (December 2002), the portion of revenues based on serial transmission services in total wireless revenues is expected to increase from 9.5% in 2001 to 16.5% in 2003, as an average for operators in the European Union; and

- new competitors are arriving on the scene, particularly following the award of new UMTS licenses.

As a result, the market is undergoing a transition from a phase of acquiring new customers, with high acquisition costs, to a phase aimed at retaining high revenue customers and increasing the value from customers by expanding their use of existing services and adopting new services.

Improving performance

After the phase of intense network development and acquisition of new customers, Orange has now refocused its strategy to achieve operational excellence by:

- acquiring and retaining the best customers by refocusing on the value-based portion of market share;

- improving the cost structure; seeking synergies among its subsidiaries located in different countries and reducing working capital requirements; and

- strictly controlling investment projects, specifically timing the UMTS capital spending schedule with the operational availability of equipment and handsets. France Telecom's UMTS strategy will be a pragmatic one. In the United Kingdom, where competition is intense (and may well become more intense with the arrival of a fifth competitor, Hutchison 3g), UMTS will be deployed in a limited area in 2003 as a technical and commercial test. The lessons learned from this will be taken into consideration when UMTS is deployed in other countries, while keeping in mind the particularities of local markets. In any event, the same amount of energy will be devoted to acquiring and preparing sites designed to receive UMTS equipment. These new sites can be used to increase the density of coverage by GSM networks where needed.

These last two points are very carefully managed as part of the "TOP" program, and the goal is to increase net cash provided by operating activities less net cash used in investing activities, in an amount of between €5 billion and €7 billion from 2003 to 2005. This will include improving performance, which will be realized in the following manner: 50% of the total amount will come from reductions in investing activities, 40% will come from reductions in operating costs and 10% will come from a reduction in the working capital requirements, among others.

Developing uses in the area of corporate voice, data and services

Developing person-to-person calling uses (voice, SMS, MMS, instant messaging) is at the heart of Orange's strategy. These uses account for the largest portion of its revenues, and they represent a substantial growth margin.

To develop related revenues, the strategy is based on the following priority areas:

- in voice telephony, improving customer segmentation and implementing a rate strategy aimed at transferring users from pre-payment status to rate packages;

- an increase in the total number of customers actively using SMS and stimulating average use by customers;

- enriching user communications and making MMS as big a success as SMS;

- bolstering Orange's position in the corporate market, especially in countries where its market share is still weak for historical reasons, and offering new integrated solutions like Internet access and wireless e-mail for staff on assignment away from home ("Orange Business Solutions" plans); and

- working with handset manufacturers to improve the ergonomics of services provided by Orange.

Orange's goal is to increase ARPU in both voice and non-voice services between 2003 and 2005 in the most mature markets. In addition, Orange's goal is that the portion of revenues from non-voice services in the total revenues exceeds 25% between 2003 and 2005 in the most mature markets.

In the area of other multimedia services, Orange has a policy of relying on numerous partnerships to provide services, as is already the case with SMS+ plans in France. Using this approach, the market of cutting-edge service providers can be structured and expanded based on features specific to wireless calling such as location and functions related to user authentication. This services industry and these business plans are developed based on the services made possible by GPRS networks, which already presage most of the services that may ultimately be provided on UMTS networks.

Providing an experience to users surpassing that provided by Orange's competitors

The features of the Orange brand that make it a leading European brand are:

- simple, innovative services offers;

- respect for the customer; and

- best quality of service in terms of coverage and reliability.

Although wireless competition may increase with the arrival of new players, Orange's strategy is to continue developing values that set the brand apart from its competitors.

4.2.6 Internet strategy

Wanadoo contributes to its users' everyday lives by helping them to communicate better, to use services that apply to their everyday lives and to access a vast world of knowledge. Wanadoo's goal is to enable each user to access its services easily, in complete confidence, everywhere and at all times.

Wanadoo also aims to achieve a better return on its business activities in order to rise to the ranks of Europe's most profitable Internet services and directory companies.

Wanadoo plans to bolster its position as a major player on a European scale, with solid positions throughout the value chain in every one of its markets.

Together with its partners, it is building an open Internet world, with its multimedia, multi-speed, multi-handset access channels, its communications tools, and its shopping, recreation, cultural and news sites. It offers users practical services and appealing content every day, several times a day, as well as an opportunity to create their own environment tailored to their personal and business activities.

Access

The Wanadoo access strategy is based on the following priorities:

Increasing the number of users in Europe

Wanadoo will continue to promote the growth of Internet access through its presence in all market segments, offering innovative, reliable plans. To that end, it will make the best use of the different kinds of networks, communications channels and handsets. Wanadoo's markets will remain the domestic markets of a number of countries as Wanadoo seeks first and foremost to bolster its position in the few countries where it is already active: France, the United Kingdom, Spain and The Netherlands.

Boosting average income per user

Wanadoo will continue its strategy aimed at expanding the number of paid access plans wherever the France Telecom group operates in Europe. As a result, users without Freeserve subscriptions will, in particular, continue to migrate to unlimited Internet access plans.

Expanding the number of high speed users

Wanadoo will continue to expand the number of high speed plans in its primary markets, and especially in France, where the France Telecom group is backed by France Telecom's deployment of the ADSL network. At December 31, 2002, high speed subscribers accounted for over 16% of the Wanadoo active user base in Europe (up from 9% at year-end 2001), and over 26% of active Wanadoo users in France (up from 14% at year-end 2001).

Services and content

The services and content strategy is built around the following three priorities:

Retaining users and helping win new subscribers on the group's content-based portals and sites

Wanadoo will continue to expand, educate and retain users. Providing high quality services and content is vital for retaining Internet users and increasing their Internet use. Wanadoo plans to continue adding content and improving its portals on an on-going basis by entering into partnerships with top-ranking service providers and by means of constant internal growth.

This will entail expanding communication services that generate a high rate of use. These services, such as e-mail, messaging and communications tools, are vital for Wanadoo's global potential in that they reinforce the appeal of the Wanadoo brand, retain users and help to move users up from simple access to high speed access (with games, for instance).

Wanadoo's goal is to build one of Europe's top three consolidated audiences, in both low and high speed packages.

Achieving a return on Wanadoo's portal users

Wanadoo holds a leading position in France in terms of audience and received the leadership award granted by advertisers in the choice of their media. Wanadoo plans to bolster this position further and expand its advertising market share, by using an aggressive innovation policy of innovation and by launching new high and low speed advertising formats.

Wanadoo plans to develop two balanced, yet separate and complementary economic models:

- turn the audiences and traffic into cash revenues through for advertisements or online sites based on the conventional advertising model used for financing, content and services; and

- distributing content and services to users for a fee (Wanadoo subscribers and all Internet users), based on the newsstand model (direct model). This model is new on the Internet and is expected to quickly reach a point where it will account for a significant percentage of portal revenues.

Developing printed directories on new media

Pages Jaunes is set to further penetrate, or reinforce its position in, the directory market with a policy of innovative products and services and active prospecting for sales. Due to the steady increase in

Internet advertisers, the average revenue generated per *Pages Jaunes* advertiser is expected, based on Wanadoo's estimates, to increase in the next few months.

Wanadoo's overall goal is to increase its revenues by 25% in 2003 and to triple its operating income before depreciation and amortization in 2003 compared to 2002. This will be achieved, in particular, by obtaining positive operating income before depreciation and amortization in access, portals, and e-commerce and by a 1% to 2% increase per year in its operating margin (operating income before depreciation and amortization) for *Pages Jaunes* during the 2003-2005 period.

4.3 Business Overview

Description of the group

With 111.7 million customers in the world at December 31, 2002, and consolidated revenues of €46.6 billion in 2002 compared to consolidated revenues of €43.0 billion in 2001, France Telecom is currently the principal telecommunications operator and network supplier in France and one of the leading telecommunications operators in the world.

Over the past three years, France Telecom has intensified its activities outside France. International revenues comprised 41.2% of France Telecom's total revenues in 2002, compared with 35.8% in 2001 and 25.8% in 2000. France Telecom is developing fixed line, wireless and Internet offerings principally in other European markets, where it operates in 15 countries other than France, as well as in other markets throughout the world.

France Telecom provides consumers, businesses and telecommunications operators with a full range of telecommunications services: wireless telephony via its subsidiary Orange, multimedia and Internet via its subsidiary Wanadoo, fixed line voice and data services in France, and fixed line voice and data services outside France (primarily through its subsidiaries Equant and TP SA).

Orange

In August 2000, France Telecom acquired Orange plc and later combined most of France Telecom's wireless businesses with those of Orange plc to create a European wireless operator within a group of companies ultimately headed by Orange SA, a French *société anonyme*. France Telecom held 86.3% of Orange's capital at December 31, 2002.

Orange is one of the leading wireless operators in Europe. At December 31, 2002, it had approximately 44.4 million customers worldwide in its controlled operations, and was present in 20 countries worldwide (including France), contributing revenues of €16.7 billion for 2002 (or 35.7% of the consolidated revenues of France Telecom) and €14.8 billion for 2001. Orange SA has been listed on the *Premier marché* of Euronext Paris SA and on the London Stock Exchange (LSE) since February 13, 2001. See "4.3.1 Orange — Development of wireless communications services".

Wanadoo

France Telecom conducts most of its multimedia and Internet activities through its subsidiary Wanadoo SA. Wanadoo is a major player in the European Internet and directory market. At December 31, 2002, Wanadoo had 8.5 million active customers, 15.2 million unique visitors to its portals in December 2002 and 638,800 directory advertisers. It contributed revenues of €1.9 billion in 2002 (or 4.1% of France Telecom's consolidated revenues), compared to €1.5 billion in 2001. Wanadoo is the leading Internet service provider in France and in the United Kingdom and a co-leader in Spain and is also present in The Netherlands and Morocco. Wanadoo has more than 1 million high speed cable and ADSL subscribers in France, and 238,000 online advertisers in its directories at December 31, 2002. Wanadoo SA has been listed on the *Premier marché* of Euronext Paris SA since July 19, 2000. At December 31, 2002, France Telecom owned 71.1% of the capital of Wanadoo. See "4.3.2 Wanadoo".

Fixed line, voice and data services — France

The fixed line, voice and data services segment in France is the largest contributor to France Telecom's consolidated revenues, with contributed revenues of €18.7 billion (or 40.1% of France Telecom's consolidated revenues contributed to France Telecom) at December 31, 2002 (compared to €19.8 billion in 2001). As of the same date, France Telecom had 34.1 million installed telephone lines in France, including 4.9 million ISDN lines and 1.4 million ADSL lines.

In a highly competitive national market, France Telecom's share of long-distance traffic was stable at approximately 64% in 2002, and its share of local traffic was over 80% at December 31, 2002. One of France Telecom's priorities in this segment is the development of ADSL Internet access. At the end of 2002, approximately 21 million lines were ready for ADSL connection, providing a coverage rate of 71% of the French population. See "4.3.3 — Fixed line, voice and data services — France".

Fixed line, voice and data services — outside France

The fixed line voice and data services segment outside France represented revenues of €9.3 billion in 2002 (or 20% of France Telecom's consolidated revenues), compared to €7.0 billion in 2001. France Telecom conducts its activities through several subsidiaries, including TP SA and Equant. See "4.3.4 — Fixed line, voice and data services — Outside France".

In October 2000, a consortium headed by France Telecom acquired, via its subsidiary Cogecom, a 35% holding in TP SA, the parent company of Telekomunikacja Polska SA ("TP Group"), then increased this holding in October 2001 to 47.5%, with 17.92% of TP SA still held by the Polish State and the remaining 29.9% held by private investors. TP Group is the leading telecommunications provider in Poland and offers a broad range of services that include fixed line telephony, domestic and international long distance services, line leasing, radio communication and data transmission (including Internet services). TP Group is also the majority shareholder of PTK Centertel, one of the three wireless operators in Poland, in which France Telecom has a 34% interest, through its subsidiary FTMI. TP Group contributed €3.5 billion to France Telecom's consolidated revenues in 2002. See "4.3.4 — Fixed line, voice and data services — Outside France — TP Group".

In order to meet the data transmission needs of multinational businesses, France Telecom acquired 100% of the share capital of Global One in March 2000 and in June 2001 became the majority shareholder of Equant NV ("Equant"), a Dutch company, holding approximately 54.2% of the share capital at December 31, 2002. At December 31, 2002, Equant provided services to 220 countries and territories. The new Equant, formed by a merger between Equant and Global One, has earned a position as one of the leaders in global IP and data services for multinational businesses offering network and integration services. Equant is listed on the *Premier marché* of Euronext Paris SA. Equant contributed €2.8 billion to France Telecom's consolidated revenues in 2002. See "4.3.4 — Fixed line, voice and data services — Outside France — Equant".

Principal Activities

France Telecom provides consumers, businesses and telecommunications carriers with a full range of telecommunications services, including fixed line telephony services, multimedia wireless communications, Internet, data transmission, cable television and value-added services. Following the acquisition of Orange plc, the establishment of Orange as France Telecom's principal wireless telephony subsidiary, the initial public offering of its shares on February 13, 2001, and the initial public offering of Wanadoo shares on July 19, 2000, France Telecom decided in August 2000 to change the organizational structure of France Telecom's activities to better reflect its operations as of the year ended December 31, 2000. France Telecom now organizes its activities into four major segments: (i) Orange; (ii) Wanadoo; (iii) Fixed line, voice and data services — France; and (iv) Fixed line, voice and data services — Outside France.

For a breakdown of France Telecom's total revenues by business segments and geographic markets for each of the last three fiscal years, see "Item 5. Operating and Financial Review and Prospects — 5.5 Recent Developments".

4.3.1 Orange

Development of wireless communications services

In 1989, France Telecom established a new division to manage its wireless telecommunications services and network. In 1991, France Telecom was awarded a GSM900 license (which was extended to include GSM1800 in 1998) and began expanding its wireless operations internationally when it created its subsidiary, France Telecom Mobiles International. France Telecom launched its digital network in 1992. In 1993, the wireless division was renamed France Telecom Mobiles, although it remained a division of France Telecom.

In 1991, Microtel Communications Ltd., Orange plc's predecessor company, which had been formed by a consortium led and ultimately wholly-owned by British Aerospace, was awarded a license to operate a GSM1800 digital network in the United Kingdom. In July 1991, a subsidiary of Hutchison Whampoa purchased Microtel Ltd. from British Aerospace in exchange for 30% of that subsidiary's shares. In October 1999, Mannesmann AG (Mannesmann) announced its offer to acquire all the issued share capital in Orange plc. On December 23, 1999, while Mannesmann's offer for Orange plc was still pending, Vodafone AirTouch plc (Vodafone) made a formal offer to acquire the entire issued share capital of Mannesmann. On April 12, 2000, the European Commission approved the acquisition of Mannesmann by Vodafone subject to commitments by Vodafone to divest Orange plc and all of its subsidiaries.

In August, 2000, France Telecom finalized the acquisition of Orange plc for £25.1 billion, £13.8 billion of which was paid in cash and £11.3 billion of which was in new shares of France Telecom, which France Telecom agreed to repurchase in cash. The cost of the acquisition totaled €35.5 billion on a historical basis. For a description of the financing conditions and the financial terms of the repurchase, see Note 3 to the Notes to the Consolidated Financial Statements. In addition, France Telecom agreed to assume £1.8 billion of Orange plc's indebtedness, as well as the debt incurred by Orange 3G Limited, a wholly-owned subsidiary of Orange plc, in connection with its successful bid for a UMTS license in the United Kingdom.

Wireless restructuring

In order to combine the large majority of France Telecom's wireless operations with those of Orange plc, France Telecom restructured its holdings to form a new group. On August 22, 2000, France Telecom transferred its domestic wireless operation to Orange France (formerly France Telecom Mobiles), a wholly-owned subsidiary. At the same time, France Telecom began the process of transferring, directly or indirectly, certain other subsidiaries and interests, including Orange plc, to Orange SA, a holding company for the new Orange group. These transfers were effected by a contribution by France Telecom or France Telecom's subsidiaries of the holdings in or shares of the relevant subsidiaries to Orange SA. These operations occurred on December 29, 2000.

On February 13, 2001, Orange SA was listed on the *Premier marché* of Euronext Paris SA and the London Stock Exchange. In June 2002, France Telecom purchased approximately 103 million additional shares held by E.On following E.On's exercise of a put option (see Note 3 in the Notes to the Consolidated Financial Statements), or an additional 2.13% of the share capital of Orange SA, increasing its total holdings in Orange SA to 86.3% at December 31, 2002.

In addition to certain less significant investments in the wireless sector, France Telecom also has other holdings in wireless activities in Poland through PTK Centerel (for a description of the activity of TP Group and PTK Centertel, see "4.3.4 Fixed line, voice and data services — Outside France — TP Group") and in Lebanon through FTML (for a description of FTML, see "4.14.3 International arbitration"),

which France Telecom may transfer to Orange if legal conditions permit and depending on the outcome of negotiations with its partners.

Wireless overview

Orange is one of the leading providers of wireless communications services worldwide. Orange owns controlling or minority interests in wireless communications businesses that offer a broad range of voice and data communications services in 20 countries worldwide (including France and the United Kingdom).

At December 31, 2002, Orange was present in markets covering a total population of approximately 550 million persons. The controlled subsidiaries of Orange had approximately 44.4 million customers worldwide. Orange contributed consolidated revenue (after eliminations) of approximately €16.7 billion for the year ended December 31, 2002, compared to €14.8 billion for the year ended December 31, 2001.

Orange's principal subsidiaries have attained a strong competitive position in most of the countries that they serve. In France, Orange's network operator, Orange France, is the leading wireless communications provider (based on number of active and registered customers) with a market share of approximately 50% and approximately 19.2 million registered customers (including French overseas departments and territories) at December 31, 2002. In the United Kingdom, its network operator, Orange UK, has the highest market share despite being the last of the four network operators to enter that market. At December 31, 2002, Orange UK had a market share of approximately 27.2% and approximately 13.3 million active customers. In the rest of the world, Orange had approximately 11.8 million customers at December 31, 2002.

Historically, Orange has been principally focused on providing voice transmission over digital Global System for Mobile Communications (GSM) networks and is at the forefront of developments in technology increasing the speed and efficiency of its networks and in translating technologies into simple and effective services for customers. For example, the roll-out of General Packet Radio Services (GPRS) has allowed Orange to successfully launch its photo messaging service and, in conjunction with Microsoft, launch the first Windows® powered smartphone, the SPV (Sound Pictures Video). Most of Orange's subsidiaries offer GPRS technology, although the content and services vary among the subsidiaries. Orange intends to remain among the leaders of the wireless communications market through continued innovation.

In order to offer third generation services when the markets, services and technology permit, Orange has participated in several UMTS award procedures in Europe. Orange's controlled subsidiaries have been awarded UMTS licenses in France, the United Kingdom, The Netherlands, Slovakia, Belgium, Denmark, Luxembourg and Switzerland. Orange's minority-controlled subsidiaries have been awarded UMTS licenses in Austria, Italy and Portugal.

In December 2002, Orange announced its plan over the next three years to further accelerate cash and profit generation. This plan, which covers the 2003 to 2005 period, aims to generate free cash flow, net of cash from operations, net of cash flow used in investing activities, excluding cash flow from acquisitions of €5 to 7 billion through a combination of more strict financial targets across the group and more rigorous discipline on capital and operating expenditures. Orange intends to achieve its objectives by improving its performance in the following manner: 50% of the total amount through reductions in investments, 40% of the total amount through reductions in operating expenses and 10% of the total amount through an improvement in working capital requirements. As a part of this strategy, Orange decided to withdraw its operations in Germany and Sweden and announced that it intended to reduce operating costs in many of its operations (including the United Kingdom, The Netherlands, Denmark, and Switzerland) and has deferred much of its expenditure in 3G technologies (see "4.3.1.4 Other minority-owned wireless operations in Europe — MobilCom (Germany)" and "4.3.1.3 Controlled wireless operations in Europe — Sweden"), emphasizing the use of 2.5G technologies such as GPRS.

Orange will take a pragmatic approach with regard to its strategy towards UMTS licenses. In the United Kingdom, where competitive pressure is strong (and risks becoming stronger with the arrival of a fifth competitor, Hutchison 3G), UMTS will be launched in a limited area in 2003 as a technical and commercial trial. Orange will rely on information gained from this limited deployment for launches in other countries, depending on local market conditions. In the meantime, Orange will acquire new sites and will prepare existing sites for the launching of third generation services. The new UMTS sites allow for increased density of GSM network coverage in those locations where it is needed.

Wireless markets

Orange operates in 20 different countries worldwide, including 9 controlled operations in Europe. Orange's core operations are in France and the UK.

Orange currently offers a wide range of wireless communications services, including voice telephony based on the digital GSM technology. Orange has also begun offering wireless data transmission, including photo messaging, wireless e-mail and web browsing, in certain of its European markets.

The following table lists the countries in which Orange currently has operations, the operators, the percentage held in each operator, the total number of customers at December 31, 2002 and information regarding the frequencies (GSM900/1800/1900) that it is authorized to use for its 2G operations. Unless otherwise indicated, customer numbers are presented in terms of active customers. The definition of an active customer takes into consideration local market factors and differs among certain operations of Orange, especially its minority-owned interests.

Country	Operator	Percentage interest[1]	Total number of customers at December 31, 2002 (in millions)	2G	Award date of 3G licenses[7]
France	Orange France (Metropolitan France)	99.9%	18.5[5]	GSM900/1800	August 2001
	Orange Caraïbe	100.0%	0.6[5]	GSM900/1800	
	Orange Réunion	99.9%	0.1[5]	GSM900/1800	
United Kingdom	Orange UK	100.0%	13.3	GSM1800	September 2000
Rest of World **100% controlled subsidiaries and majority interests[8]**					
Belgium	Mobistar	50.8%	2.3	GSM900/1800	March 2001
Switzerland	Orange Communications SA	100.0%	0.96	GSM1800	December 2000
Romania	Orange Romania	67.8%	2.2[5]	GSM900	—
Slovakia	Orange Slovensko	63.9%	1.7	GSM900/1800	June 2002
Egypt [2]	ECMS (MobiNil)	71.25%	1.6	GSM900	—
Denmark	Orange Denmark	67.2%	0.5	GSM1800	September 2001
The Netherlands	Dutchtone	100.0%	1.0	GSM900/1800	July 2000
Ivory Coast	Orange Côte d'Ivoire	85.0%	0.5	GSM900/1800	—
Dominican Republic	Orange Dominicana	86.0%	0.4	GSM900	—
Cameroon[3]	Orange Cameroun	70.0%	0.3	GSM900	—
Botswana	Vista Cellular	51.0%	0.1[5]	GSM900	—
Madagascar[4]	Société Malgache de Mobiles	33.6%	0.1	GSM900	—
Luxembourg	Orange Luxembourg	100.0%	—	—	June 2002
Rest of World minority interests[6]					
Thailand	TA Orange	48.9%	1.3	GSM1800	—
Italy	Wind[9]	26.6%	8.7[5]	GSM900/1800	October 2000
Portugal	Optimus	20.2%	1.9[5]	GSM900/1800	December 2000
Austria	Connect Austria	17.5%	1.3	GSM1800	November 2000
Mumbai (India)	BPL Mobile	26.0%	0.6[5]	GSM900	—

(1) At December 31, 2002, directly or indirectly.

(2) Orange holds MobiNil under joint control with Orascom Telecom. Accordingly under French GAAP, MobiNil's financial and operating data are proportionately consolidated at 71.25%. MobiNil's total customer base (at 100%) is 2.3 million at December 31, 2002.

(3) France Telecom indirectly holds the remaining 30% of the share capital of Orange Cameroun through France Câble et Radio.

(4) Orange holds 51% of Telsea, a holding company which holds 65.9% of Société Malgache de Mobiles.

(5) Registered customers.

(6) Orange also holds a minority interest of 28.3% in MobilCom (Germany) and has announced its intention to withdraw from this market.

(7) For more information on UMTS licenses, see "Item 5. Operating and Financial Review and Prospects — 5.2 France Telecom's Activity and Operational Results".

(8) Orange owns 100% of Orange Sverige AB (Sweden) and has announced its intention to withdraw from this market.

(9) Orange signed an agreement on March 20, 2003 related to the sale of its interest in Wind to Enel.

The costs of acquiring UMTS licenses are described in "Item 5. Operating and Financial Review and Prospects — 5.2 France Telecom's Activity and Operational Results".

4.3.1.1 Controlled wireless operations in France

The wireless communications market in France has grown nearly 30% in two years from approximately 29.7 million users at December 31, 2000 to 38.6 million at December 31, 2002, representing approximately 64% of the population (Source: ART). At December 31, 2002, France was Western Europe's fourth largest wireless communications market behind Germany, Italy and the United Kingdom. Market growth was 4.3% in 2002 and the market penetration rate of 64% at December 31, 2002 remained one of the lowest in Western Europe. The priority in the French market has shifted from customer acquisition to the creation of value and the development of customer loyalty. At December 31, 2002, Orange France had approximately 19.2 million registered customers (including overseas departments) with a market share of 49.8% (Source: ART).

Prior to June 2001, Orange France operated three main brands: Itineris, OLA and Mobicarte, all of which were rebranded Orange. According to a Sofres report, at December 31, 2002 the Orange brand had a spontaneous recognition rate of 60%, an increase of 25% compared to the previous year. According to Orange France's estimates, at December 31, 2002, its network covered 99% of the French population (excluding the overseas departments).

A GSM license was awarded to Orange France for a term of 15 years from March 25, 1991, expiring in March 2006. In accordance with the conditions of the license, it is expected that the process for renewing this license will commence in 2003.

In the French overseas departments, Orange Caraïbe operates a GSM network in Guadeloupe, Martinique and French Guyana under the brand Orange. Orange Caraïbe had approximately 546,300 customers at December 31, 2002 compared to approximately 502,000 at December 31, 2001, representing an increase of nearly 9%, despite a highly competitive environment. In early December 2000, Orange Réunion launched its GSM services in La Réunion, where it competes with the existing network operator. Orange Réunion had 139,300 customers at December 31, 2002 compared to 101,200 at December 31, 2001, representing a 37.6% increase (Source: ART).

The procedure to award four UMTS licenses in France was a beauty contest. Only two operators, Orange France and SFR, submitted applications and were awarded UMTS licenses by the French government in the first call for tenders. After a revision of the terms of the license, the cost of each license was a one-off license fee of €619 million, which Orange France paid in September 2001, and an annual license fee of 1% of UMTS revenue. Following the second call for tenders by the French Secretary of State for Industry for two more UMTS licenses, the final number of UMTS licenses awarded in France was three, with Bouygues Telecom having obtained its license on the same terms as the license awarded to Orange France and SFR. The UMTS license awarded to Orange France in August 2001 for a period of 20 years from the date of its award, provides that Orange France should, amongst other things, deploy its UMTS network during a period from mid-2003 (58% coverage rate in voice and data transmission at 144 Kbits, 7% coverage of the population

at 384 Kbits) to mid-2009 (98% coverage rate and 17% of the population, respectively), though without providing for a calendar for penalties. Pursuant to the telecommunication regulations law of 1996 ("*Loi de réglementation des télécommunications*"), the ART may suspend the license, reduce the obligations or impose a financial penalty of up to 3% of Orange's revenue or 5% in the event of repeated breaches of the conditions of the license.

The following table presents information regarding the principal characteristics of the French wireless market and of Orange France, including, unless otherwise indicated, the overseas departments.

	December 31,		
	2000	2001	2002
Total market penetration rate in France (%)[1]	49.4	61.6	64.0
Wireless customers in France (millions)[1]	29.7	37.0	38.6
Contract (millions)	16.5	18.9	21.5
Prepaid (millions)	13.2	18.1	17.1
Orange France customers (millions)[1]	14.3	17.8	19.2
Contract (millions)	7.9	9.4	10.7
Prepaid (millions)	6.4	8.4	8.5
Market share of Orange France (%)[1]	48.2	48.2	49.8
Orange France's network coverage (% of population)[2]	99.0	99.0	99.0

(1)   Information on total market penetration, wireless customers in France, and market share is provided by the ART. Orange France has 19.2 million registered customers (including overseas departments and Mayotte) and an active customer base of 18.8 million (including overseas departments) under the ART definition (the number of clients who have made or received a billable or non-billable telephone call in the last three months, excluding SMS). The information on customer numbers for 2000 has been restated for the reclassification of *Compte Mobile Orange* ("CMO") customers from prepaid to contract. This is a hybrid tariff with two options: a contract for €10 per month (since December 2002) with prepayment of airtime and a contract for €18 per month (since December 2002) which includes 60 minutes of airtime and the possibility to prepay additional airtime. Customers use a prepaid voucher to recharge their account. Previously, CMO customers were included in prepaid; however, following a review of Orange's definitions, CMO customers were reclassified as contract customers during the third quarter of 2001.

(2)   Excluding the overseas departments. Information based on estimates provided by Orange France.

Service plans

Orange France offers two types of service plans, contract plans and prepaid plans, targeted at different categories of users.

Contract plans. Orange France offers two categories of contract plans, an "adjustable" contract plan and a "mobile account" contract plan, with every contract customer having the option to be billed per second from the very first second. The Orange France adjustable contract plan, with the "optima" service option, is designed for high volume users and automatically adjusts their monthly bill to the most advantageous amount of monthly contract hours (within a range of 2 to 15 hours). The optima service option is free for the first two months. Subsequently, the subscriber may choose to continue to benefit from the automatic adjustment, keeping the optima service option, or may choose from one of the other Orange France plans offering different fee options by simply calling customer service. In either case, the customer has the ability to change contracts from one month to another at no extra charge. Orange France also offers targeted rate plans for students, families and businesses.

The Orange France "mobile account" contract plan is designed for occasional users who are more budget conscious. Mobile account users can choose between three plans, the "one-hour mobile account", the "subscription with mobile account" or the "SMS Orange plug with mobile account." The one-hour mobile account plan is an all inclusive contract, which includes rollover minutes. When the one-hour credit has run out, additional airtime can be purchased. There is no expiry date on mobile account

talktime credit. With the "subscription with mobile account", customers pay a low monthly subscription charge and purchase the airtime they require by recharging their mobile accounts by credit card, Mobicarte recharges or a debit from a bank or postal account.

The "SMS Orange plug mobile account" includes 150 SMS (Short Message System) and one hour of access to Orange plug exclusive services. Designed in particular to attract the adolescent market, it also offers customers the ability to make calls by recharging their mobile account.

The adjustable contract plan is available for minimum periods of 12 or 24 months and the mobile account plan for a minimum period of 12 months. Users who choose to sign up for 24-month subscriptions benefit from a discount. After the end of the minimum contract period, subscriptions can be cancelled with one month's prior notice.

Prepaid plans. "Mobicarte" is the Orange France prepaid plan and is based on the principle of "no bill – no contract". In conjunction with the introduction of the Orange brand in France, Orange France lowered the mobicarte tariffs, implemented a new loyalty program and offered prepaid-based roaming in Europe. Following the introduction of the euro in France, Orange France also launched a new Mobicarte rate plan called "Choose your own off-peak", which allows customers to choose their own off-peak times with a 50% discount and a new range of prepaid top-up cards for €15, €25 + €5 and €35 + €10, with bonus minutes on the €25 and €35 top-up cards.

The Orange.fr Portal

The wireless multimedia portal, Orange.fr, offers a full range of services designed for mobility. Orange France customers have access to their favorite content without limit. The Orange.fr portal had over 2.0 million users at December 31, 2002. The principal benefits of the Orange.fr portal are:

- ease of use;

- availability on the largest range of color handsets;

- its communication services; and

- its selection of content.

Orange.fr offers a selection of permanently updated events, communication and agenda services as well as several content services. An easy to use search function allows them to quickly locate the best content and services on the portal. A wireless mail address (telephone number@orange.fr) is also made available to customers of Orange.fr and customers may also exchange information and meet people using the Orange chat site.

In June 2002 Orange France launched the "Unlimited Orange offer" which allows customers unlimited access to wireless multimedia services at a cost of €6 per month. At December 31, 2002 over 520,000 customers had subscribed to this option.

At December 31, 2002, 9,415,000 Orange France customers had WAP handsets of which approximately 2,200,000 were active WAP customers, defined as customers who used WAP services at least once during the month of December 2002 (as compared with 1,303,000 at December 31, 2001). Moreover, at December 31, 2002, Orange France estimates that 160,000 customers were using its GPRS technology.

Orange Business Solutions

Orange France aims to assist companies to achieve mobility on a day-to-day basis, and with that in mind, in January 2001 a new managerial division, Orange France "*Enterprises*", focusing on the business market, was created.

Orange France "*Enterprises*" makes use of Orange's marketing know-how when making proposals for innovative solutions adapted to the needs of all its customers, whether small to medium-sized companies or major accounts. Orange France's community commercial network guarantees personal contact with companies, while its dedicated customer service and technical help centers operate 24 hours a day, seven days a week, placing over 1,000 staff at the disposal of its business customers. Orange France "*Enterprises*" is also supported by the technical expertise of France Telecom.

Orange France "Enterprises" provides:

- Voice services, with options allowing optimum handset management and cost control; and

- Secure data solutions, allowing access to messaging, company information, specialized professional applications (Intranet) and wireless Internet services.

Sales and distribution

Orange France sells its products and services in metropolitan France through an extensive range of distribution channels:

- Orange France registered approximately 41% of its new customers through France Telecom's network of approximately 630 retail outlets during 2002. These retail outlets are located throughout France, and they sell products of France Telecom and its group companies exclusively.

- Orange France registered approximately 25% of its new customers during 2002 in supermarkets and department stores.

- 2,000 independent distributors sell Orange France's products along with those of its competitors. This distribution channel registered approximately 16% of Orange France's new customers during 2002.

- Orange France has also developed its own network of retail outlets. Orange France had opened approximately 110 "Mobistore" shops at December 31, 2002 and gained approximately 6% of its new customers through these retail outlets during 2002.

- The Orange France "*Enterprises*" offers are marketed through networks that are specialized in the sale of services to businesses, including the Large Account Agencies (5) and the Business Agencies (26) of France Telecom, approximately 50 France Telecom Professional sales outlets, and approximately 80 independent specialized distributors. These specialized "business" networks contributed nearly 8% of the new customers in 2002.

- Sales of Mobicarte refills are mainly handled through retail stores, including tobacconists, and partially through France Telecom retail outlets (which accounted for approximately 8% of sales of Mobicarte refills during 2002).

- Orange France is decentralized and focuses on creating and maintaining a close relationship with distributors. Since February 2002, it encompasses a dedicated sales team, numbering 146 sales people at the end of December 2002.

Customer Service

Orange France's customers have access to Orange France's 6,500 customer service specialists seven days a week. Orange France has 42 call centers in total, nine of which are directly owned, the rest of which are outsourced. Each of them is assigned customer satisfaction target objectives. In addition, customer service is also available through France Telecom's approximately 630 retail outlets and Orange France's approximately 110 Mobistore shops. Finally, Orange France customers are able to access certain customer service features through the Orange.fr Internet portal, which allows them to review billing information, modify their service plan or select a new plan.

4.3.1.2 Controlled wireless operations in the United Kingdom

The number of wireless communications users in the United Kingdom has grown approximately 22% in two years from approximately 40.1 million customers at December 31, 2000 to approximately 48.9 million customers at December 31, 2002, representing approximately 82% of the population. At December 31, 2002, the United Kingdom was Western Europe's third largest wireless communications market, based on number of users, behind Germany and Italy, even as market penetration rates have stabilized in the United Kingdom. The wireless communications market in the United Kingdom grew by approximately 8% during 2002.

At December 31, 2002, Orange UK had approximately 13.3 million active customers and an estimated market share of approximately 27.2% of active customers in the United Kingdom.

A GSM license was awarded to Orange UK for a term of 25 years from July 25, 1999, expiring in July 2020.

Orange UK's network is one of the largest digital networks in the United Kingdom and, based on its own estimates, provides coverage to approximately 99.4% of the population. On September 1, 2000, Orange 3G Limited, a wholly owned subsidiary of Orange UK, was awarded, for approximately €6.3 billion (£4.1 billion), one of the five UMTS licenses in the United Kingdom for a duration of 20 years. This license was for a 2 x 10MHz spectrum and a 1 x 5MHz spectrum. For operational reasons, the license has been revoked and reissued to Orange UK. Pursuant to the license, Orange UK should be able, amongst other things, to provide telecommunications services to at least 80% of the population of the United Kingdom by December 2007. The UMTS license may be revoked following a material breach of one of its terms. If a UMTS license is revoked, modified or surrendered, no reimbursement will be made except in exceptional circumstances.

The table below presents the principal characteristics of the wireless telecommunications market in the United Kingdom and the activities of Orange UK.

	December 31,		
	2000	2001	2002
Total market penetration in the United Kingdom (%)[1]	68.0	79.0	82.0
Wireless customers in the United Kingdom (millions)[1]	40.1	44.6	48.9
Contract (millions)	12.7	13.8	15.9
Prepaid (millions)	27.4	30.9	33.0
Orange UK active customers (millions)[1]	9.8	12.4	13.3
Contract (millions)	3.1	3.8	4.2
Prepaid (millions)	6.7	8.6	9.1
Market share of Orange UK (%)[1]	25.0	27.7	27.2
Network coverage of Orange UK (% of population)[1]	99.0	99.0	99.4

(1) Information provided by Orange.

Service plans

Orange UK offers two types of service plans for personal customers and a service plan targeted at businesses.

Pay monthly plans. In September 2002, Orange launched "Your Plan", an all inclusive package that allows customers to build their own service plan, choosing inclusive minutes of talk time, text messaging, a photo-messaging bundle, and the Orange Access Pack which offers multimedia services such as news updates, games, and sports information. Customers receive a specified amount of talk time for a fixed monthly charge, which can be used to make calls to other operators' networks as well as for Orange to Orange calls, fixed line calls and calls to the Orange Answer Phone. There are no peak or off-peak rates and customers pay an additional set price for any excess talk time used. They may also roll-over any unused minutes for use in the following month.

With the "Talkshare Plan", customers can share their talk time and services among multiple users and receive one bill. For an extra monthly charge customers can also receive additional off-peak minutes and discounted text and photo messages.

Orange UK believes that it offers the best value for money in the United Kingdom and subsequently developed the "Orange Value Promise". This promise provides that if an Orange UK customer or potential Orange UK customer believes that a digital package available from another UK network operator would better suit them than any of the Orange UK service plans, Orange UK undertakes to provide them with the equivalent on the Orange UK network. Orange UK then bills that customer in substantially the same way as does the competitor for all charges.

Customers that subscribe for Orange UK pay monthly service plans and "Orange Value Promise" service plans may normally terminate their service plan by providing one month's prior written notice, subject to a minimum initial period, which is typically 12 months.

For businesses, Orange offers a full range of targeted flexible voice and data plans. The plans were launched under the name "Your Plan for Business" and include a new tariff based on usage which rewards customers based on their total usage and number of Orange terminals held per business. The plans include a talk time range from 2,000 to 10,000 inclusive minutes per month. In addition, a new group tariff has been launched. Existing tariffs for national, international and roaming services, as well as telemetry complete the range. For smaller businesses, Orange offers voice and data plans from the "Your Plan" range, or talk plans available from the "Your Plan for Business" range.

Pay as you go plans. Orange "Pay as you go" allows customers to purchase a handset and buy talk time when and as they need it. Orange currently offers its pay as you go service without a fixed service charge; talk time vouchers do not have expiry dates and customers do not enter into a minimum term contract for their service.

Orange now has three "Pay as you go" service plans, offering flexibility and choice. "Choose your own off peak" offers customers competitively priced peak and off-peak rates and the opportunity to choose their own off-peak time band. "Talk and save", launched in 2001, is a sliding scale tariff designed for high users who prefer to pay as they go. "Fixed rates all day", a new service plan launched in November 2002, is a flat rate tariff for people who want total clarity on their call charges. There are no minimum term contracts for any of the "Pay as you go" service plans.

Orange UK Multimedia

In August 2002, Orange launched a new multimedia mobile portal and a range of services optimized for color handsets including the Windows® powered SPV (Sound Photo Video). Orange UK transformed its billing approach for consumer data services by introducing flat monthly fees for unlimited WAP access

over HSCSD (High Speed Circuit Switched Data) and GPRS. Orange UK customers can now use and enjoy a large range of content and services, including:

- news, sports, games, ringtones, pictures, entertainment, cinema, traffic, horoscopes, weather and travel services;

- the ability to personalize news that is important to them, such as real-time updates on their favorite football team, band or celebrity, and to be alerted by SMS the instant such news breaks;

- advance booking for the cinema via WAP;

- mobile shopping services for goods such as CDs, DVDs, books, flowers and chocolates using SMS and WAP;

- personal e-mail, diary and alerts — customers can receive an SMS on their handset as a reminder of dates and events that are important to them, such as meetings and birthdays;

- video clips and MMS alerts of news and events ranging from sports, business and music to celebrity gossip and Ananova "quirkies", which are original and funny stories featured on the Ananova website; and

- the ability to manage their Orange UK account online. Customers can check how many inclusive minutes are remaining, view their bills for the last three months and change their service plans.

At December 31, 2002, the users of the new multimedia mobile portal represented approximately 1.9 million active clients.

Orange Business Solutions

At the beginning of 2002 Orange UK launched Orange Business Solutions as a fully integrated business unit dedicated to meeting the wireless needs of medium sized and corporate businesses and public sector organizations. Orange Business Solutions is responsible for full end-to-end management of its customers and employs a Customer Development team of around 230 people and a dedicated Customer Service team of over 500 people. Orange Business Solutions is committed to further developing the business market and extending its sales reach through its direct sales and account management and by working with a range of partners.

Orange Business Solutions offers an extensive portfolio of business specific products and services including a flexible range of voice options, Orange Business Text Messaging, wireless e-mail and a series of other innovative wireless services. Orange Business Solutions has also launched Machine-to-Machine services, the Orange Sales Accelerator and Orange Service Accelerator, which allow businesses to remotely access their sales support and service management system.

Sales and distribution

Orange UK sells its products and services in the United Kingdom through a wide range of distribution channels (Source: Stockist Database).

- During 2002, Orange UK registered approximately 8% of its gross connections through general retailers.

- Approximately 5,400 specialized distributors and retailers offer Orange service plans and sell Orange Pay as you go vouchers. During 2002, these outlets accounted for over 2.4 million new Orange UK gross connections, or approximately 67% of Orange UK's gross connections.

- Orange UK distributes Orange products and services through its own retail stores that sell its services exclusively. In 2002, Orange UK's retail stores accounted for approximately 600,000 new Orange UK gross connections, and 18% of Orange UK's gross connections. During 2002, the number of retail stores increased from 200 to 245.

- Orange UK's Business Solutions team accounted for approximately 200,000 new Orange UK gross connections, or 6% of Orange UK's gross connections.

- Individuals are able to subscribe for Orange UK products and services and buy accessories through the Orange UK website and through telesales operations, which account for approximately 2% of Orange UK's gross connections.

Customer Service

Orange UK has focused its customer service activities on building direct relationships with customers and on offering a wide range of direct customer services. Orange UK's customer service representatives have access to customer registration, billing and handset provisioning systems, coverage maps and customer management facilities through its information technology systems. These systems also provide data to management and marketing personnel who monitor customer satisfaction, identify trends in calling patterns, target network expansion and support sales and marketing functions.

4.3.1.3 Controlled wireless operations in Europe

France Telecom's controlled wireless operations in Europe are discussed below.

Belgium

Orange provides wireless services in Belgium through its subsidiary, the Mobistar group (Mobistar and Mobistar Corporate Solutions). Mobistar was formed in 1995, awarded its GSM900 license in the same year and launched its network in 1996. Mobistar's GSM900 license includes access to the GSM1800 frequencies when capacity constraints require it. At December 31, 2002, Mobistar estimates that its network covered approximately 99% of Belgium's population and Mobistar had a market share of approximately 30.4% with an estimated 2.3 million active customers. Orange holds approximately 50.8% of Mobistar, approximately 19.6% is held by a consortium of financial investors, approximately 4.7% is held by another investor and the remaining 24.9% is held publicly, following Mobistar's initial public offering of shares on Euronext Brussels in October 1998.

The market penetration rate has stabilized in Belgium at approximately 73.7% at December 31, 2002. Mobistar was the second entrant in the wireless market in Belgium and at December 31, 2002 was second in terms of market share (Source: Mobile Communications).

In order to improve the quality and capacity of its network, Mobistar launched a GSM1800 network in 2001. Mobistar introduced wireless data services by opening its own portal (M-World) in May 2000. Mobistar rolled out its GPRS network with an estimated 99% population coverage in January 2001, and was the first operator in Belgium to launch commercial GPRS services for the Belgian business market in May 2001. Mobistar has offered GPRS handsets since May 2001 and offered GPRS services for the residential customers since August 2002. It plans to launch MMS services for the residential market in the first half of 2003.

Mobistar distributes its services through major retail outlets and more than 100 specialized retail shops. Mobistar was awarded fixed line telephony and infrastructure licenses during the course of 1998

and offers an indirect access telephony service to the residential and small to medium business markets. Mobistar also provides fixed line telephony, high speed data and wireless services to the corporate market through its subsidiary, Mobistar Corporate Solutions, which was launched in 1999.

On March 2, 2001, Mobistar purchased a UMTS license from the Belgian government with a term of 20 years, for the minimum bid price of €150 million. The terms and conditions of the license provide that Mobistar should deploy its network between 2005 and 2008. After an additional grace period, the license may be revoked and fines imposed for failure to meet the obligations of the license.

Mobistar had approximately 1,700 full-time equivalent employees at December 31, 2002.

Luxembourg

Orange holds 100% of the share capital of Orange Communications Luxembourg SA. Orange Communications Luxembourg SA was incorporated in May 2002 and was awarded a UMTS license in Luxembourg in June 2002 for a fixed term of 15 years. Two other operators, PTT Lux and Tango, have also been awarded licenses. Orange paid an initial application fee of €60,000 and will have to pay a small spectrum management fee along with an annual license fee of 0.2% of UMTS revenues or a minimum of €200,000. The specific terms of each operator's license are confidential. The general terms of the awarded licenses provide that the operators must commence operations by August 2003 with a coverage rate of 95% of the population.

Orange Communications Luxembourg SA was in the process of launching service and had no full time equivalent employees at December 31, 2002.

Switzerland

Orange provides wireless services in Switzerland through its subsidiary Orange Communications SA, which was formed in January 1998 and awarded its GSM1800 license in May 1998. At December 31, 2002, Orange Communications SA estimated that its GSM network covered over 97.8% of Switzerland's population and had a market share of 17% with 963,000 active customers. Orange owns 100% of the share capital and voting rights of Orange Communications SA.

The market penetration rate has stabilized in Switzerland at 78.9% at December 31, 2002. Orange Communications SA was the third wireless communications provider to launch service in Switzerland and at December 31, 2002 was third largest in terms of market share.

Orange Communications SA introduced WAP services in June 2000, Orange Fast Data (HSCSD) in August 2000 and its mobile Internet portal in November 2000. In 2001, Orange Communications SA introduced specific tariffs for high SMS users and the first family tariff plan in Switzerland. Orange Communications SA launched its MMS services on October 24, 2002 and the Windows® powered SPV phone in November 2002.

On December 6, 2000, Orange Communications SA was awarded, for CHF 55 million, or approximately €35 million, a UMTS license for a duration of 15 years. This license was for 2 x 15MHz spectrums. Three other licenses were also awarded to Swisscom Mobile AG, TDC Schweiz AG and 3G Mobile AG. The terms and conditions of the license provide that Orange Communications SA should, among other things, reach a coverage of 50% of the population by 2004. The license may be withdrawn if the licensee fails to meet this obligation. Fines may be imposed in an amount up to 10% of the revenues for the financial year prior to the awarding of the license.

Orange Communications SA had approximately 1,600 full-time equivalent employees at December 31, 2002. In line with Orange's plan to further accelerate cash and profit generation, Orange

Communications SA is restructuring its operations to reduce its headcount, operating costs and expenditures.

Orange Communications SA acquired 100% of VIAG EuroPlatform AG on July 29, 2002. VIAG EuroPlatform AG owns a license to operate a GSM1800 network in Liechtenstein. VIAG EuroPlatform AG operates under the brand name of Look and had approximately 144 customers at December 31, 2002. Market penetration in Liechtenstein is approximately 67.5%. VIAG EuroPlatform AG's GSM network enables roaming synergies with Orange Communications SA. VIAG EuroPlatform also holds a UMTS license in Liechtenstein.

VIAG EuroPlatform had approximately five full-time equivalent employees at December 31, 2002.

The Netherlands

Orange provides wireless services in The Netherlands through its wholly-owned subsidiary, Dutchtone NV. Dutchtone NV, formed in 1997, was awarded its national GSM 1800/EGSM license in February 1998, and began operating its GSM network in January 1999. Orange plans to rebrand Dutchtone NV's operations under the Orange brand before the end of March 2003.

At December 31, 2002, Dutchtone NV estimates that its network covered 99% of the Dutch population, and Dutchtone NV had a market share of 8.6%, with approximately 1.0 million active customers.

The market penetration rate has stabilized in The Netherlands at approximately 74.6% at December 31, 2002. At December 31, 2002 Dutchtone NV was the fifth largest wireless operator in The Netherlands in terms of the number of customers. Dutchtone NV introduced WAP services in October 2000 and GPRS services in December 2002. Dutchtone NV distributes its services through approximately 1,000 retail outlets and owns 29 retail shops through its subsidiary Dutchtone Retail BV, which was formed following the acquisition of the telecommunications retail chain Proxicom BV.

On July 1, 2000, Dutchtone Multimedia, which was subsequently merged with Dutchtone NV, received one of the five UMTS licenses awarded following an auction held by the Dutch government. This license cost €436 million, has a term of fifteen years and covers 2 x 10MHz spectrums and a 5MHz unpaired spectrum. The terms and conditions of the license provide that Dutchtone should be in a position to provide coverage of the major cities in The Netherlands by 2007. The license may be revoked for failure to meet the conditions in the license.

In April 2002, Dutchtone NV entered into a joint venture with Ben Nederland BV for the roll out, operation and maintenance of UTRAN (UMTS Radio Access Network). The joint venture, Rann BV, allows both companies to share the costs of establishing their 3G networks. Dutchtone NV and Ben Nederland BV will share the physical network and UMTS sites, but each will offer its own separate service.

Dutchtone NV and Dutchtone Retail BV had 1,335 full-time equivalent employees at December 31, 2002. In line with Orange's plan to further accelerate cash and profit generation, Dutchtone NV is restructuring its operations to reduce headcount, operating costs and expenditures.

Romania

Orange provides wireless services in Romania through its subsidiary Orange Romania (formerly Mobil Rom). Orange Romania was formed in 1996 and awarded its GSM900 license for a period of 15 years in the same year. Orange Romania rebranded its operations under the Orange brand on April 5, 2002. At December 31, 2002, Orange Romania estimated that it covered approximately 95% of Romania's population and had the second largest market share in the country with approximately 2.2 million

registered customers. Orange holds 67.8% of the share capital of Orange Romania, with 20.7% of the share capital held by the AIG consortium and the remaining 11.5% owned by other minority shareholders.

The Romanian wireless market increased 63% in 2001 and 31% in 2002 in terms of number of customers. Orange Romania was the fourth wireless operator to enter the Romanian market and is currently the second largest in terms of market share (Source: Mobile Communications).

A UMTS license tender is scheduled to take place in Romania for mid-2003. Orange will decide at the time of the UMTS license tender whether or not it will participate.

Orange Romania had 1,382 full-time equivalent employees at December 31, 2002.

Denmark

Orange provides wireless and other communications services in Denmark through its subsidiary Orange A/S. Orange A/S was formed in 1997, was awarded its GSM1800 license in the same year and launched its network in 1998. Orange A/S also received a GSM900 license in 2000, enabling it to extend its network coverage. At December 31, 2002, Orange A/S estimates that its network covered 98% of Denmark's population and it had a market share of approximately 12.2% with 0.5 million active customers. Orange holds 67.2% of the share capital of Orange A/S, with 22.9% held by a consortium of financial investors and 9.9% held by *Finansministeriet*, the Danish Ministry of Finance. In addition, Orange A/S is party to a dispute with minority shareholders concerning the conditions of the spin-off of subsidiaries and the contribution of Orange A/S's Internet activities to Wanadoo (see "4.14 Legal Proceedings").

The market penetration rate has stabilized in Denmark at approximately 78.6% at December 31, 2002. Orange A/S was the fourth wireless operator to launch services in Denmark and at December 31, 2002 was third largest in terms of market share.

Orange A/S owns a high capacity national network for fixed-line voice services and it estimates that it provided both direct and indirect fixed-line services. Orange A/S estimates that it has a market share of 3%, amounting to approximately 76,000 private customers at December 31, 2002. Orange A/S also has tailored fixed-line offers for business customers.

Orange A/S was awarded one of four UMTS licenses following an auction in September 2001 at a cost of approximately Dk. Kr 950 million (approximately €128 million). The UMTS license is for a period of 20 years commencing from the date of issue. Under the terms of the UMTS license, Orange A/S must achieve network coverage of 30% of the Danish population by 2004. The Danish market regulator oversees compliance with the terms and conditions of the wireless license and may make decisions, impose daily fines and in certain circumstances revoke the license if its terms and conditions are not followed. A licensee may incur penalties, as defined by Danish law, if the rate of coverage provided by the license is not met.

Orange A/S had approximately 1,000 full-time equivalent employees at December 31, 2002. In line with Orange's plan to further accelerate cash and profit generation to accelerate the rhythm in which it generates assets and profits, Orange A/S is restructuring its operations to reduce headcount, operating costs and expenditures.

Slovakia

Orange provides wireless services in Slovakia through its subsidiary Orange Slovensko. Orange Slovensko was formed in 1996 and awarded its GSM900 license in the same year. On March 27, 2002 Orange Slovensko rebranded its operations under the Orange brand. In August 2001, Orange Slovensko's license was extended to GSM1800. At December 31, 2002 Orange Slovensko estimated that its network

covered 98% of Slovakia's population and it had the largest market share in the country with approximately 1.7 million active customers. Orange holds 63.9% of the share capital of Orange Slovensko, with the remaining share capital held by several private investors.

The Slovakian wireless market, in terms of number of customers, grew by 33% in 2002 and approximately 75.5% in 2001. Orange Slovensko was the second wireless operator to enter the Slovakian wireless market and at December 31, 2002 was the leader in terms of market share (Source: Mobile Communications).

The rate of market penetration stabilized at 53.2% at December 31, 2002.

On June 28, 2002, Orange Slovensko was awarded a UMTS license for approximately SKK 1.5 billion (approximately €35 million) and an annual license fee of 0.08% of the revenue generated through the license. The UMTS license is for a period of 20 years commencing from the date of issue. Under the terms of the UMTS license, Orange Slovensko may be required by another national operator to achieve network coverage of 20% by 2006 in order to enter into a roaming agreement with that operator.

Orange Slovensko had approximately 1,136 full-time equivalent employees at December 31, 2002.

Sweden

Orange owns 100% of Orange Sverige. Orange Sverige was awarded a UMTS license in Sweden in December 2000. This license is for a term of 15 years. In January 2002, Orange Sverige acquired a one-third equity interest in 3G Infrastructure Services AB (3Gis), a UMTS infrastructure joint venture between Europolitan Vodafone and Hi3G.

On December 19, 2002, Orange announced its intention to withdraw from the Swedish market in direct response to the pressures placed upon it by the UMTS license requirements and market conditions. Orange Sverige is currently significantly reducing the size of its operation with a redundancy program affecting its remaining employees. The withdrawal from the Swedish market led to a provision of €252 million in the consolidated financial statements at December 31, 2002 (this provision includes licensing fees, closing costs, depreciation of intangible assets and provisions covering Orange's existing contractual commitments in Sweden at December 31, 2002). A small team will be maintained in Sweden to continue to evaluate Orange's future opportunities.

Orange Sverige had approximately 234 full-time equivalent employees at December 31, 2002.

4.3.1.4 Other minority-owned wireless operations in Europe

Wind

Orange provides fixed line and Internet services in Italy through its minority interest in Wind. Orange holds slightly less than 26.6% of the share capital of Wind, and ENEL, the Italian electricity producer, holds the remaining 73.4%. France Telecom signed an agreement with ENEL on March 20, 2003 relating to the sale of its 26.6% interest in Wind. See "4.5 Divestitures-Wind".

Wind was the third entrant in the Italian wireless market and was the third largest in terms of market share at December 31, 2002. Wind was formed in 1997 and was awarded a GSM900/1800 license in 1998. Wind launched its GSM network in March 1999. At December 31, 2002, Wind estimates that its GSM network covered 98% of Italy's population and it had a wireless telecommunications market share of approximately 15.5% with approximately 8.7 million registered customers.

The market penetration rate has stabilized in Italy at 92.1% at December 31, 2002. At December 31, 2002, Italy was Europe's second largest wireless market with approximately 53 million users.

On October 31, 2000, Wind was awarded, for €2.43 billion, a UMTS license for a period of 15 years, which was extended to 20 years in 2002. This license is for 2 x 10MHz spectrum and 1 x 5MHz spectrum.

Four other licenses were also awarded. Wind also has a license to create a fixed-line infrastructure and provide and operate fixed-line telephony services. The terms and conditions of the license provide that Wind should have coverage of the regional capitals by mid-2004 and the provincial capitals by the end of 2006. The Italian regulator may suspend, revoke the license or impose on Wind, in a proportional manner, specific measures guaranteeing the compliance with the terms of its license.

Wind launched consumer Internet services in November 1999, which included free connection and notification of e-mails via SMS text messaging. Wind's portal, In Wind, also came on line at that time. In October 1999 Wind became the first operator in Italy to offer an integrated platform for voice and data transmission. In 2000, Wind began offering WAP services and Asymmetrical Digital Subscriber Line, or ADSL, connectivity.

Wind also provides direct and indirect fixed line voice telephony services in Italy. At December 31, 2002, Wind, after taking into account the contribution of Infostrada, provided fixed line services to approximately 7.4 million customers and had more than 3.4 million recorded Internet subscribers. Wind has complete coverage of the Italian population for fixed line services in competition with Telecom Italia. Wind uses its fixed line and wireless network to promote fixed/wireless convergent services to its customers. Wind has an interest in a 50/50 joint venture with the Greek electricity company, PPC, to provide fixed line telephony services in Greece.

Wind targets corporate customers using its fixed/wireless convergent services and has started offering innovative products such as wireless data transmission on its wireless network.

The agreements governing relationships between the France Telecom group, Enel and Wind provide for the obligation for the France Telecom group and Enel to finance the development of Wind in the limit of a business plan approved by them. France Telecom holds an option to purchase a portion of the Wind shares held by Enel, sufficient to increase its equity interest in Wind to 76.6% of Enel's interest. This option can be exercised at any moment between July 31, 2003 and January 31, 2004 at market price as determined by investment banks or, if Wind is listed, a price fixed between a range of 15% over and below the IPO price of Wind plus 10%. The market price for the purposes of these agreements is the price per share which a third party would pay to acquire all the shares on the basis of evaluations made by investment banks.

The agreements governing relationships between the France Telecom group, Enel and Wind give the France Telecom group certain rights over important decisions concerning Wind, and notably a qualified majority of 83% for the adoption of any decision in an extraordinary shareholders' meeting. The adoption by the board of directors of certain important decisions needs the favorable vote of at least one of the directors appointed by the France Telecom group. In the event of a deadlock on the board of directors over decisions needing a favorable vote of at least one of the directors named by the France Telecom group, after a mediation procedure, the decision is taken on the basis of an expert opinion. In the event of a deadlock in an extraordinary shareholders' meeting, over a decision needing a qualified majority, the party whose position is not met following a mediation and arbitrage procedure has a put option over all its shares at market price plus 25%.

Moreover, France Telecom also holds a put option of its Wind shares to Enel at market value (as defined by the agreements) exercisable at any moment in the event of a disagreement between France Telecom and Enel as to a decision made or adopted by Wind if France Telecom makes its disagreement known and the decision is not revoked within a certain timeframe.

Call options are also planned in the event of a change in control of the shareholders. Finally, in the event of violation confirmed in an arbitration ruling, the non defaulting party has the right to purchase the shares of the defaulting party at market price.

France Telecom assigned counter-guarantees in favor of Enel, the majority shareholder in Wind, to cover a portion of the guarantees that Enel granted to financial institutions relating to (i) deferred payment of Wind's UMTS license and (ii) annual payments made by Wind for rights of way to Italian railroads regarding Wind's right to use railroad infrastructures for its fixed line telephony activities. France Telecom's remaining obligation for these guarantees was €152 million at December 31, 2002.

This amount represents Orange's share, or 26.58%, in Wind's remaining obligations that expire on December 31, 2010.

As part of the strategic review of its investments performed in the fourth quarter of 2002, France Telecom has reassessed the value in use of Wind. This has been determined on the basis of a multicriteria approach.

On this basis, an impairment charge of €1,695 million has been recorded of which €371 million through shareholders' equity (including €320 million for the group share) for the amount of revaluation previously recorded via shareholders' equity (see Note 3) and €1,324 million in non operating charges (i.e., €1,142 million group share).

Moreover, additional provision for risks related to Wind, amounting to €303 million was recorded at December 31, 2002 in other liabilities.

This depreciation has been allocated firstly to the intangible assets arising in Wind from its regrouping with Infostrada.

Wind had 8,006 full-time equivalent employees at December 31, 2002.

MobilCom

Orange holds 28.3% of the share capital of MobilCom. According to information published by MobilCom, 42.2% of MobilCom's share capital is held by a Trustee, with the balance of 29.3% being held by the public. MobilCom was formed in 1991 and has been listed on the Frankfurt stock exchange since 1997.

MobilCom is currently engaged in three activities:

- Fixed line telephone operator, with approximately 900,000 customers at September 30, 2002;

- Internet service provider, through its subsidiary freenet.deAG. This service had approximately 3.04 million customers at September 30, 2002; and

- Wireless telephone operator, reselling the services of the four network operators in Germany. MobilCom had approximately 4.9 million customers at September 30, 2002.

In August 2000, MobilCom was awarded, at a cost of €8.4 billion, a UMTS license through an auction process. After that date, the relationship between the shareholders deteriorated. Following the termination of the Cooperation Framework Agreement between the shareholders on June 11, 2002 and the appointment of a mediator by German federal government, the MC Settlement Agreement, dated November 20, 2002, established a plan to save MobilCom and terminated the agreements between France Telecom and MobilCom relating to the development of UMTS in Germany.

MobilCom had approximately 4,925 full-time equivalent employees at September 30, 2002.

Information regarding MobilCom, the disagreement with Gerhard Schmid and its financial impact on the company are described below and are further explained in Notes 3 and 18 in the Notes to the Consolidated Financial Statements.

After the announcement of France Telecom's withdrawal, MobilCom received support from the Federal Government of Germany who guaranteed a credit facility of €50 million from the Kreditanstalt für Wiederaufbau to MobilCom to enable it to continue operations.

The Federal Government of Germany also appointed a mediator in charge of establishing, together with MobilCom and France Telecom a plan for saving MobilCom. Given the support of the Federal Government of Germany and the maintaining by France Telecom of its offer to purchase their loans, the members of the banking syndicate rescheduled the maturity of the Senior Interim Facility first to October 14, then October 30 then finally to November 30, 2002, thus preventing the immediate bankruptcy of MobilCom. As part of the support plan for MobilCom organized at the initiative and under the control of the Federal Government of Germany, France Telecom began discussions with MobilCom and the mediator. These discussions led to the signature of the MC Settlement Agreement, dated November 20, 2002, setting up a plan for saving MobilCom which ends the agreements between MobilCom and France Telecom over the development of UMTS in Germany.

The plan for saving MobilCom includes two separate parts:

- A plan for saving the historic activities of MobilCom (service provider of GSM mobile telephony, fixed line and Internet services) financed by a bank loan of €162 million issued by four German financial institutions and guaranteed for 80% by the German Federal Government and the Land of Schleswig-Holstein; and

- The freeze of UMTS activities in which France Telecom participates.

The MC Settlement Agreement provides that:

- France Telecom repurchases the loans granted by the members of the banking syndicate of the Senior Interim Facility and the equipment suppliers (approximately €6 billion), who subscribe, in proportion to their loans for perpetual bonds redeemable for shares of France Telecom (TDIRA),

- France Telecom waives the repurchased loans as well as the shareholder loans granted to MobilCom in the past 2 years (approximately €1 billion) i.e. a total of approximately €7 billion; and

- France Telecom contributes to the costs of freezing the UMTS activities of MobilCom, for a maximum amount of €580 million, which includes the indemnity for the termination of the National Roaming Contract between E-Plus and MobilCom; these payments are spread over the second half of 2002 and 2003 based on the actual costs borne by MobilCom; approximately one quarter of this sum has been paid at the end of 2002.

The entire cost is already totally covered by the provision booked in the financial statements of France Telecom.

Moreover, the MC Settlement Agreement provides for:

- MobilCom's waiver of all claims against the France Telecom group (including Orange), and vice versa, and

- a clause of return to better fortune on the UMTS assets of MobilCom (including the license) allowing France Telecom to recover 90% of the proceeds from an eventual sale of any UMTS asset by MobilCom.

Moreover, this agreement envisages that Mr Gerhard Schmid waive any claims against the France Telecom group (including Orange) and vice versa.

This agreement became final upon the fulfillment of the following conditions precedent:

— an agreement between France Telecom and the banking syndicate of the Senior Interim Facility, as well as with Ericsson Credit AB and Nokia OYJ, regarding the repurchase of the loans for perpetual bonds redeemable into shares of France Telecom (TDIRA). See Note 30 in the Notes to the Consolidated Financial Statements. This condition precedent was completed with the signing of the Assignment and Subscription Agreements on November 30, 2002.

— The approval of the general shareholders meeting of MobilCom of the plan to save the historic activities of MobilCom, the freeze of its UMTS activities as well as the waiver of all claims against the France Telecom group. The agreement provides that the MobilCom shares held by Mr Gerhard Schmid and Millenium were to be placed in a trust with a commitment that the plan to save MobilCom would be approved at a general shareholders meeting. This was done and the approval was obtained in the general shareholders meeting of MobilCom held on January 27, 2003.

— The issuance, following authorization by the general shareholders meeting of France Telecom on February 25, 2003, of the TDIRA (see Note 30 in the Notes to the Consolidated Financial Statements). France Telecom proceeded with this issuance on March 3, 2003.

At December 31, 2002, the provision of €7,000 million set up at June 30, 2002 has been used for €285 million, of which €230 million has been used to depreciate the shareholder advances made to MobilCom in the third quarter of 2002. The provision of €6,715 million at December 31, 2002 is intended to cover:

• The cost of acquiring the MobilCom loans granted by the banking syndicate and the equipment suppliers, i.e. the nominal value of the TDIRA to be issued for a maximum amount of €6,101 million — given their characteristics, the TDIRA will be accounted for at their nominal value in "non refundable funds and assimilated" (quasi-equity), and

• The contribution to the freeze of UMTS activities, for a maximum amount of €580 million.

The provision for risk corresponds to the best estimate of the MobilCom risk for France Telecom, on the basis of the Cooperation Framework Agreement with MobilCom, the Senior Interim Facility banks and the agreements with the equipment suppliers, at the date of the financial statements given the assessment of its legal position with respect to the different claims which could be made against it.

In February 2003, Gerhard Schmid filed for personal bankruptcy and the Flensburg tribunal appointed a temporary trustee. If this procedure were to continue, this could lead to the contesting of transfer of the Mobilcom shares of Gerhard Schmid to the trust and of his waiver of any claims against the group France Telecom, including Orange. Between March 15 and June 30, 2002, Gerhard Schmid sought five times to exercise his option to sell to France Telecom 21.6 million shares in MobilCom at prices to be determined by experts, which could be in excess of current market prices for those shares. If Gerhard Schmid's waivers were invalidated, he could make a claim for the price of the shares based on his put option or he could allege damages and interest against France Telecom for lost share value arising from an alleged wrongful termination by France Telecom of the Corporation Framework Agreement. France Telecom believes that Gerhard Schmid's waiver is valid and that any claims he may make are unfounded. Shareholder suits have also been filed in Germany in February 2003 by MobilCom shareholders contesting the resolutions adopted by the MobilCom shareholders' meeting on January 27, 2003 relating to the approval of the MC Settlement Agreement and the election of certain Supervisory Board members. France Telecom believes that the outcome of the litigation would not affect the validity of the MC Settlement Agreement.

Optimus (Portugal)

Orange provides wireless services in Portugal through its minority shareholding in Optimus. Optimus was formed in 1997, was awarded its GSM900 and GSM1800 licenses the same year and launched its network in 1998.

At December 31, 2002, according to its own estimates, Optimus' network covered approximately 99% of Portugal's population and Optimus had a market share of 20.5% with approximately 1.9 million registered customers (Source: Mobile Communications). Orange holds 20.18% of the share capital of Optimus; however, it only holds 10.09% of the voting rights. The remainder of the voting rights are held by Sonae.com (52.34%), Thorn Finance SA (29.76%), Maxistar Communicaçoes Pessoais SA (2.77%) and IPE Tecnologias de Informacào (5.04%).

The market penetration rate has stabilized in Portugal at approximately 90% at December 31, 2002 with approximately 9.0 million wireless customers in Portugal. Optimus was the third wireless operator to enter the market in Portugal and at December 31, 2002 was third largest with a market share of 20.5% compared to 32.4% for Telecel and 47.1% for TMN (Source: Mobile Communications).

When the Portuguese government awarded four UMTS licenses in December 2000, Optimus received a license for €100 million. The license is valid for a period of 15 years. At the end of 2002, Oniway, one of the operators awarded a UMTS license, stopped its activities and returned its license rights to the Portuguese authorities, which divided the frequencies among the three existing operators. The terms and conditions of the license provide that Optimus should have a coverage of 20% of the population within a year of the commercial launching of its services. If Optimus fails to meet the requirements described in its license it may be suspended or revoked.

Connect Austria

In 1997, the Connect Austria consortium was awarded the third Austrian wireless license. Orange holds approximately 17.5% of the shares of Connect Austria. Other members of the consortium include the German conglomerate E.On, the Norwegian wireless telecommunications company Telenor, and Tele Danmark.

Connect Austria launched its digital GSM1800 service on 26 October 1998 under the brand name "ONE". At December 31, 2002, Connect Austria covered, according to its own estimates, 98% of the Austrian population. At December 31, 2002, Connect Austria had 1.3 million active wireless customers and a total market share of 20.1%, compared to 45.1% for MobiKom Austria, 30.3% for T-Mobile and 4.5% for Telering. At December 31, 2002, there were approximately 6.7 million wireless customers in Austria, with a penetration rate of approximately 82.2% (Source: Mobile Communications).

On November 3, 2000, Connect Austria was awarded, for €120 million, a UMTS license for a period of 20 years. This license covers a 2 x 5MHz spectrum. Five other licenses were also awarded using an auction procedure. The terms and conditions of the license provide that Connect Austria should be able to cover 25% of the population before the end of 2003. Connect Austria may have to pay a fine if this level of coverage of the population is not met. The fine is calculated on the basis of the amount of coverage actually achieved but is limited to €20 million.

Orange was involved in a dispute with the other shareholders in Connect Austria concerning whether there was a breach of a non-compete obligation following the acquisition of Orange plc by Mannesmann AG in November 1999. Arbitration proceedings were started by Orange seeking, among other things, declarations that it was a shareholder of Connect Austria at the time these resolutions were passed. As a consequence of the Company being confirmed as a valid shareholder of Connect Austria by the ICC International Court of Arbitration in July 2001, without any limitation to its rights as a 17.45% shareholder, a rebalancing of shareholder loans with the other Connect Austria shareholders was completed by the Company in July 2002. It resulted in an additional shareholder loan of €99 million granted by Orange to Connect Austria, which represents the funding on a pro-rata basis as if the Company had been an active shareholder of that company during the prior litigation. Additional shareholders loans amounting to €9 million were granted by the Company to Connect Austria during 2002.

4.3.1.5 Wireless operations outside Europe (including both majority and minority interests)

- *Egypt:* Orange acquired a 71.25% holding in the Egyptian operation MobiNil Telecommunications S.A.E. (MobiNil) from France Telecom on July 1, 2002 for €324 million. MobiNil Telecommunications S.A.E. owns 51% of Egyptian Company for Mobile Services (ECMS), which operates under the brand name MobiNil. ECMS was formed in 1998 and awarded its GSM900 license the same year. Orascom Telecom owns the remaining 28.75% of MobiNil's share capital as well as a direct stake of 16.6% of ECMS. The remaining 32.4% of ECMS is listed and traded on the Cairo and Alexandria Stock Exchange. At December 31, 2002, according to ECMS's estimates, ECMS's network covered 91.1% of Egypt's population, and ECMS estimates that it had a market share of approximately 52.4% with 2.3 million total active customers, or 1.6 million customers for Orange's 71.25% share.

  The market penetration rate stabilized at 6.2% at December 31, 2002 (Source: EMC).

  ECMS had approximately 1,683 full-time equivalent employees at December 31, 2002.

- *Ivory Coast:* Orange has an 85% shareholding, through its subsidiary France Câbles et Radio (FCR), in Orange Côte d'Ivoire, which started to operate its GSM900/1800 network in 1996 under the name Ivoiris. Since January 2002, Orange has been operating in the Ivory Coast under the Orange brand. Orange Côte d'Ivoire estimates it had approximately 497,000 active customers at December 31, 2002. Orange's operations in the Ivory Coast are affected by the recent events in this country. As a result, an exceptional depreciation relating to Orange Côte d'Ivoire of €108 million was registered in 2002.

- *Dominican Republic:* Orange has an 86% shareholding in Orange Dominicana, which launched its GSM900 network in November 2000 under the Orange brand. Orange Dominicana estimated it had 433,058 active customers at December 31, 2002.

- *Cameroon:* Orange has a 70% shareholding in Orange Cameroon, which launched its GSM900 service in January 2000 under the name Mobilis. Since June 2002, Orange Cameroon has operated under the Orange brand. Orange Cameroon had 320,000 active customers at December 31, 2002.

- *Botswana:* Orange has a 51% shareholding in Vista Cellular, which launched its GSM900 network in June 1998. Orange intends to launch its operations under the Orange brand before the end of March 2003. Vista Cellular had 137,000 active customers at December 31, 2002.

- *Madagascar:* Orange holds 51% in Telsea, which holds 65.9% of Société Malgache de Mobiles (SMM), which launched its GSM900 network in March 1998 under the name Antaris. SMM had approximately 99,000 active customers at December 31, 2002.

- *Thailand*: Orange has approximately a 49% shareholding in Bangkok InterTeletech Company Limited (BITCO) in Thailand, which owns 99.86% of TA Orange Co. Ltd, a company that has a concession to operate a GSM1800 network. The full commercial launch of TA Orange's Orange branded GSM1800 network in Bangkok took place in March 2002. At December 31, 2002, the network had approximately 1.3 million active subscribers. TA Orange continues to roll out its network throughout Thailand and now covers 91% of the population. TA Orange had approximately 2,800 employees at December 31, 2002.

  The signatories of a shareholders' agreement, including France Telecom, jointly undertook to provide BITCO with financial, technical and commercial support in accordance with the laws and regulations applicable in Thailand (see Note 28.1.3 in the Notes to the Consolidated Financial Statements). If one shareholder of that company claims that one of its co-shareholders has committed a material breach under the terms of the shareholders' agreement, and if that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to buy the defaulting party's shares at 80% of market value or sell its own shares to the defaulting party at 120% of market value. An

act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a Thai telecommunications company to less than 50%, so Orange cannot effectively exercise a call or accept a put which would increase its present stake to 50% or above.

- *Mumbai* (*India*): Orange has a 26% shareholding in BPL Mobile Communications, which launched its wireless network at the end of 1995 to cover the Mumbai (Bombay) metropolitan area. The remaining interest is held by BPL Cellular Holdings, which has interests in wireless, Internet and broadband services throughout India. BPL Mobile had 573,877 registered customers at December 31, 2002.

4.3.1.6 Licensing agreements

The Orange brand was first launched in the UK in 1994, and since then has been licensed to members of the Orange group in Denmark, the Dominican Republic, France, Romania, Slovakia, Switzerland, Cameroon and the Ivory Coast for a period of 10 years and in Thailand for a period of 20 years. The trademark license was granted to Orange on December 17, 2001 and expires on December 17, 2011. Under these brand license agreements, Orange assists the licensees in developing the brand in local markets by way of access to material and support services. The license agreements provide that the intellectual property rights to the brand are retained by Orange UK which receives a percentage of the licensees' operating income. The licensee in Thailand paid an initial one time fee and is paying an additional fixed fee over ten years. The other licensees are charged a percentage of their income.

Additionally, prior to the acquisition of Orange plc by France Telecom, the Orange brand has been licensed to various companies in the Hutchison group (the previous majority shareholder of Orange plc) for their operations in Australia, Hong Kong and India and to Partner Communications for its operations in Israel. These licenses are exclusive and royalty-free. They are of indefinite duration, though, with the exception of the agreement pertaining to Australia, which expires in 2013. However, all of these agreements may be terminated for various reasons including misuse of the brand or in the event of a change of control. A brand license agreement, which terminated in October 2002, was also entered into with KPN for its operations in Belgium (KPNO).

4.3.1.7 Roaming

Roaming allows wireless customers to make and receive calls while in the coverage area of a network of which they are not clients and to be billed for such service by their home network. Wireless customers who are roaming can expect to enjoy substantially the same services, features and security while travelling as they do within their home network.

Orange's roaming services were created entirely within the framework of the GSM technical standard and the policies and procedures of the GSM Association. A bilateral relationship is created between two GSM operators by signing a roaming agreement based upon the GSM Association's standard agreement, amended as appropriate for particular circumstances. Generally, these agreements are for an unlimited period, each party being able to terminate the agreement after serving notice. At present, roaming agreements are generally concluded between one or more network operators in different countries, although they can also be negotiated between operators in the same country. After technical and billing tests are successfully concluded, the connection is opened commercially and each party's customers may use the other party's network.

The roaming policy of Orange is set in accordance with local market conditions by the individual operating companies. Customer roaming charges reflect the wholesale charges between operators and the pricing policy applied by each operator for its customers.

For example, Orange UK offers a simple fixed-rate roaming tariff based on five different regions of the world. Orange UK contract customers, who meet certain credit requirements, can roam in more than 125 countries pursuant to the roaming agreements that Orange UK has concluded with approximately 280 different network operators. The coverage for Orange UK's pre-paid customers is less widespread due to technical issues. However, the majority of demand is concentrated in a smaller number of countries. Where this demand is not met, an aggressive rollout plan is being implemented to add major uncovered countries.

Between October 1999 and the summer of 2001, Orange France implemented a pricing structure for its international roaming services for its national contract subscribers through a uniform tariff of €1.00 per minute for 25 regions in Europe and also for Réunion and the West Indies, for calls within the zone.

In June 2001, the free "Orange Without Borders" plan (which can be activated simply by calling customer service) was launched and allows Orange France subscribers to communicate throughout all European countries and the French overseas departments and territories, as well as North and South America, Asia, Africa and Australia (more than 150 countries in February 2003).

With this option, Orange France introduced a simplified rate schedule which currently includes the following three zones:

- Zone 1: Western Europe and French overseas departments;

- Zone 2: The rest of Europe, North Africa and North America; and

- Zone 3: The rest of the world and French overseas territories.

Services available from international locations include the following:

- customer service numbers and voice mail services from a number of countries (coverage is currently in the process of being launched);

- call back, call waiting, caller identification, sending and receiving SMS, access to WAP in CSD mode; and

- receiving of calls only and prohibiting the making and receiving of international calls (these options require a subscription).

Since October 2002, Orange France has offered access to GPRS through roaming, with coverage constantly evolving.

Orange customers opting for prepaid plans can benefit from the roaming option in the majority of countries in Western Europe. Orange France's roaming agreements cover Germany, Austria, Belgium, Denmark, Spain, Finland, Greece, Ireland, Italy, Norway, Portugal, The Netherlands, United Kingdom, Switzerland and Sweden. These customers also have access to roaming in Eastern Europe, particularly in Hungary, Romania, the Czech Republic and Slovakia. Finally, Orange France allows its customers to use their mobile telephones in Morocco, Turkey and the French overseas departments.

The "Orange Without Borders" plan has been offered to Mobicarte customers since the summer of 2001. Since June 20, 2002, this offer has been extended to Compte Mobile customers and it has become automatically activated for Mobicarte and COM lines as of this same date.

Orange intends to take advantage of its increasingly global footprint to reduce roaming charges. The objective is to allow its customers to use the products and services of Orange's subsidiaries in each market in which they operate without using the networks of other operators.

4.3.2 Wanadoo

Wanadoo is the second largest Internet service provider in Europe with over 8.5 million customers, and the third largest European directory group with approximately €880 million in revenues at December 31, 2002. Wanadoo is listed on the *Premier march*é of Euronext Paris SA.

Wanadoo offers its customers services, whose daily use, several times a day, allows their customers to increase their efficiency, thus enabling them to devote more time to their own interests and further their personal growth. With the launch of its new "positive generation" brand campaign in July 2002, Wanadoo is emphasizing its core values: simplicity, proximity, optimism and determination. These concepts reinforce the images of confidence and high quality of service associated with France Telecom, which holds 70.6% of Wanadoo's capital at December 31, 2002.

Wanadoo is a service company that intends to pursue the growth of all its businesses and to continue to improve profitability.

As an Internet provider since 1996, Wanadoo benefits from its knowledge of online services, which has enabled it to become the leading Internet service provider in France, and one of the leading Internet service providers in Europe.

Present over the entire value chain of Internet activities, Wanadoo offers access packages (dial-up Internet access, ADSL and cable), as well as services and contents (portals, directories, e-commerce and profitable services).

In 2001, Wanadoo acquired 100% of Freeserve. Freeserve is the leading Internet access provider in the United Kingdom. As an Internet portal operator, Freeserve also offers contents, services and e-commerce packages oriented towards the United Kingdom. Freeserve.com is the seventh largest portal in the United Kingdom in terms of number of one-time visitors, offering a complete range of contents (news, travel, sports, etc.), e-commerce services (shop@freeserve and freeserve auctions) in addition to a broad selection of communication tools (smartgroups). There are also vertical portals: i-circle, Freeserve auctions and smartgroups.

Wanadoo proceeded during 2002 with the acquisition of eresMas, one of the leading suppliers of Internet access and portals in Spain, which allowed it to reinforce the European deployment of its services as an Internet and portal provider. This acquisition, which occurred in October 2002, was structured as a 100% contribution of eresMas shares amounting to €255 million. EresMas was then merged with Wanadoo Spain at the end of 2002. This acquisition fell within Wanadoo's strategy to supply integrated services to provide Internet access, portals and directories in attractive European markets and to enable Wanadoo to position itself as second leading in Internet access and service line provider in Europe. The activities of eresMas, one of the most important providers of Internet access and portals in Spain which were acquired by Wanadoo, mainly include providing Internet access, user services such as web page hosting and information transmission tools, images or video, and professional services as well as portal activities.

Internet access

Wanadoo is the leader of Internet access providers in France and the United Kingdom, and the joint-leader in Spain with 3.9 million, 2.6 million and 1.5 million active customers, respectively, at the end of December 2002. In 2002, it also offered access services in The Netherlands, Belgium (sold by Wanadoo on February 6, 2003) and Morocco with approximately 574,000 active customers in those three countries at December 31, 2002.

The following table sets forth a geographic breakdown of Wanadoo's active customer base at December 31, 2002.

Country	Number of customers[1] (in thousands)
France	3,924
United Kingdom	2,574
Spain	1,463
The Netherlands	445
Belgium[2]	119
Morocco	10
Total	**8,535**

(1)   Source: Wanadoo

(2)   Sold by Wanadoo on February 6, 2003

Wanadoo offers a broad range of access packages designed to meet the different profiles and usages of its customers, including both the traditional phone network and broadband technologies such as ADSL or cable. At December 31, 2002, high speed subscribers represented over 16% of Wanadoo's active customer base in Europe, and over 26% of its active customers in France.

Wanadoo differentiates its offers according to the profiles of its customers and prospects and technological developments (PSTN up to 64 Kbit/s, ADSL from 128 to 1024 Kbit/s and cable), enabling everyone to benefit from the best technology.

The offers available to Wanadoo's customers include:

- a complete range of "inclusive" fixed rate packages from 5 to 100 hours in France,

- the "free", "hometime" and "Anytime" lines for international services, and

- Light, Standard and Intensive high speed offers constructed on slightly different models according to the country and complemented by a broad range of services and customer commitments.

In all the countries in which it operates, Wanadoo distributes its access offer through multiple distribution channels, each remunerated according to the services it provides:

- in supermarkets, retailers, and stores specializing in computing and telecommunications,

- by distributing free installation CD-ROMs (in movie theaters, for example) and direct marketing,

- by pre-loading on personal computers and modems, and

- online, through banners that allow users to download the access program.

In France, this sales network, which includes approximately 3,000 points of sale, is complemented by a distribution network of approximately 630 France Telecom agencies. In the United Kingdom, this sales network is reinforced by distribution agreements with the Dixons group.

Wanadoo's Internet kits include a standard access program adapted to the characteristics of Wanadoo's offers. It configures the computer and modem automatically and installs the Wanadoo portal

as the default home page. The software gives customers easy Internet access from Windows or Macintosh platforms. Wanadoo Internet access programs incorporate the latest access technology and are regularly updated. Customers can download these programs from their computers.

In France, Wanadoo offers the most complete line of packages designed to meet the needs of different segments of the market (consumers and businesses) and to fulfill customer expectations. Freeserve's offered packages are: "Freeserve No Ties", "Freeserve AnyTime", "Freeserve HomeTime" and "Freeserve Broadband". Freeserve's customer support is provided by three separate teams: Customer Service, Technical Support and Consumer Services. In Spain and The Netherlands, Wanadoo offers access in the form of subscription free services, dial-up subscription plans, and high speed offers.

Wanadoo is also developing franchise agreements with Internet service providers in a number of countries, particularly those with ties to France Telecom.

Services and Content

Wanadoo is also a major player in the portal segment and in the French e-commerce business for cultural products and household appliances. It is one of the leading publishers of printed and electronic directories in Europe, the leader in France and the second largest publisher in Spain.

Portals

Wanadoo offers a network of Internet portals and Internet sites which draw a large audience in Europe, generating over 1.7 billion pages viewed and approximately 15.2 million unique visitors in December 2002 according to Nielsen Home. Wanadoo's portal and proprietary sites reached 67.2% of all Internet users in France, 26.7% of users in the United Kingdom, 44.4% in Spain, and 25.4% in The Netherlands at December 31, 2002, according to Nielsen Home.

The following table sets forth the growth in the number of Wanadoo unique monthly visitors by country.

	December 2001[1]	March 2002[1]	June 2002[1]	September 2002[1]	December 2002[1]
	(in thousands)				
France	4,425	5,085	5,449	5,702	6,350
United Kingdom	3,697	4,705	4,823	4,854	4,516
Spain	515	604	804	938	2,796
The Netherlands	1,053	1,047	1,298	1,499	1,521
Total	**9,690**	**11,441**	**12,374**	**12,993**	**15,183**

(1)   Source: Nielsen Home

In France, Wanadoo has developed two large general interest portals: the Wanadoo portal, which is the default home page for Wanadoo's access service customers and Voila, the portal for all Internet users. These portals offer an integrated collection of Internet communication services (e-mail, chat, forums, groups, etc.), a catalog of useful and practical daily services (horoscopes, TV guides, exam preparation, wireless ring-tones and logos for downloading, etc.) on a free or pay model, a high-performance search engine, as well as content pages designed to serve customers' interests (news, sports, games, entertainment, culture, etc.). This broad offer of services, content and tools attracts users and develops the loyalty of one of Europe's largest audiences.

Outside France, this network includes Freeserve in the United Kingdom, and the home page for Wanadoo customers in Spain (including eresMas, acquired in July 2002), and also extends to The Netherlands, and Morocco, where similar models based on local content have been launched.

Wanadoo also offers special destination sites designed for specific markets and uses, on which Wanadoo benefits from strategic assets that include *Pages Jaunes* (telephone, e-mail and services directories), Goa (a game platform), Mappy (mapping and route planning) and Kompass (an online business directory). These sites contribute value-added services to Internet users using Wanadoo.

The table below sets forth a breakdown of pages viewed by portal in December 2002.

Country	Sites	Number of pages viewed[1] (in millions)
France	Wanadoo	791
	Voilà	338
	Pagesjaunes	111
	GOA	37
	Mappy	24
	Alapage, Marcopoly	28
United Kingdom	Freeserve	242
Spain	Wanadoo	26
	eresMas	113
The Netherlands	Wanadoo	33
Belgium[2]	Wanadoo	9
Morocco	Wanadoo	1

[1] Source: Wanadoo
[2] Sold by Wanadoo on February 6, 2003

Through these portals and sites, Wanadoo is developing an advertising business and e-commerce service, offering advertising and merchant spaces to both local and national advertisers. Internet users play an important role in decisions on how to rent advertising space.

Wanadoo is developing Internet services invoiced directly to end users, based on the connection, subscription, or time used.

E-commerce business

Wanadoo is an online merchant in France through a number of consumer sites: Alapage (books and other "cultural" products) and Marcopoly (electronics and household appliances). Wanadoo is expanding these activities in sectors where the Internet can contribute new and important services to customers. Alapage has also developed a "Business to Business" activity by bringing together about 500 local bookstores on the site www.Lalibrairie.com.

Directories

Wanadoo controls and publishes telephone directories (*Pages Jaunes* and *L'Annuaire*) and other specialized directories in France (Pages Pro) and abroad, particularly in Spain (under the QDQ brand name). Wanadoo offers a full range of advertising packages, both on paper and online. It had approximately 638,800 paying advertisers under contract in Europe at the end of December 2002, which included 555,800 in France and approximately 83,000 in Spain. Wanadoo has approximately 521,400 clients in France and 80,600 in Spain who use printed directories in addition to 358,400 clients using Minitel.

At December 31, 2002, Wanadoo's clients included over 238,000 online advertisers, with 230,600 in France and 7,400 in Spain. *Pages Jaunes* is the leading French local advertising site in terms of audience. In

France, *Pages Jaunes* is the leading Internet site in terms of advertising revenues generated. Wanadoo believes that it is the leading Internet directory site in Europe in terms of audience and the leading website designer in France. Wanadoo also offers direct marketing services under the trade name Wanadoo Data. Finally, it publishes the Kompass directory in France and in several European countries.

4.3.3 Fixed line, voice and data services — France

Fixed line services primarily include: (i) fixed line telephony, (ii) business services, and (iii) broadcast and cable television. Broadcasting services were mainly provided by TDF, which has become a minority holding following its sale on December 13, 2002 (see "4.5 Divestitures — Withdrawal from TDF").

The fixed line voice and data segment in France contributed to France Telecom's consolidated revenues, for an amount of €18.7 billion at December 31, 2002, compared to revenues of €19.8 billion at December 31, 2001.

For 2002, the online services (Teletel, Audiotel and Internet access) have been regrouped under fixed line telephony in order to pool together all of the services related to telephone lines in the same segment.

Fixed line telephony

The percentage of France Telecom's total revenues attributable to fixed line telephony in France has decreased from 67% in 1996 to 29.4% for the year ended December 31, 2002. As of December 31, 2002, France Telecom had installed 34.1 million telephone lines, including 4.9 million ISDN channels and 1.4 million ADSL lines. France Telecom believes that its fixed line network is one of the world's most technologically advanced. France Telecom's goal is for the number of ADSL lines to surpass 2.8 million by the end of 2003.

France Telecom's standard fixed line services consist principally of subscription and connection services, local calling and domestic long distance calling, international telephone services, payphones, calling card services and interconnection services. France Telecom also offers a wide range of value-added services to its residential fixed line customers, including voice mail, call waiting, call-back, call forwarding, three-way conferencing and caller identification services. For business customers, France Telecom offers services such as abbreviated dialing, toll-free and shared cost numbers, call management and telephone conferencing, as well as virtual private networks with abbreviated numbering and network management services. France Telecom also offers a variety of special rate plans tailored to the needs of different types of customers. In addition, France Telecom offers ISDN and ADSL services.

Fixed line rates

The rates France Telecom charges for its fixed line voice telephony services are subject to a specific regulatory regime. See "4.15.2 French Regulation — Rate Policy for Fixed Line Telephony". In addition, legislation governing the French telecommunications industry requires that France Telecom provide competitors with access to its network, at rates approved by the ART. See "4.15.2 French Regulation — Interconnection".

Traditional fixed line communications are billed by duration, accounted on a per second basis and at a price per minute following an initial fee. In addition, there are variable prices depending on the destination of the call and the application of either a standard rate or reduced rate depending on the time.

In early 1997, France Telecom rebalanced its rate structures and has continued to do so since then. This rebalancing resulted in an increase in the monthly subscription rate, and a reduction in the tariffs for

calls and, since the end of 2000, the creation of flat rate call plans. This policy has generally contributed to a growth in telephone usage.

Total traffic transmitted, including interconnection, Audiotel, Teletel, low speed Internet packages invoiced by connection time, and fixed line to wireless calls, excluding ADSL Internet access, grew 3.4% during 2002 compared to 2001.

Cost of calls

On December 5, 2000, France Telecom implemented a new rate structure for local calls. All consumers benefited from a 21% discount (including VAT) in the price per minute over the time credit during peak hours; this reduction was 14% during non peak hours. Moreover, the cost of national long-distance calls was reduced by 20% in April 2000 and 25% in October 2000. The cost of international calls declined by 16% in 1999 and 11% in 2000.

In 2001, the rates for fixed line calls to Orange and SFR wireless numbers were reduced by 16% in February 2001 and rates for fixed line calls to Bouygues wireless numbers were reduced by 29% in May 2001. Rates were also cut for some international calls for businesses in July.

On April 30, 2002, France Telecom decreased rates by 12.8% for consumers and 7.9% for businesses on calls to Orange and SFR mobile numbers. On October 8, 2002, it decreased rates by 10.3% for consumers and 5.1% for businesses on calls to Bouygues mobile numbers.

Cost of subscriptions

The use of a telephone line requires a monthly subscription with phone rates which differ for individuals and businesses.

France Telecom also adjusted its subscription rate, which increased on July 20, 2002, from €12.55 (including tax) to €13 for consumers, and from €12.65 (excluding tax) to €13.10 for business contracts.

The impact of these rate changes on France Telecom's revenues is a function of the relative impact resulting from the reduction in calling tariffs and the increase in subscription price and call volume in various directions. Moreover, Internet use and interconnection by France Telecom's competitors to its network generate an increase in traffic.

Fixed rate plans

Since the end of 2000, France Telecom has introduced monthly telephone plans that offer a number of benefits for consumers: the simplicity of a global offer in which price and volume are known in advance, the choice of a flat fee within a price range, the absence of minimum calling times, billing by the second, and accessibility 24 hours a day, seven days a week.

France Telecom launched a series of new plans, known as *Heures Locales*, in January 2002, and in July 2002, *Heures France* for local, regional and national calls (excluding calls to wireless phones), which also offers customers competitive per-minute prices to other call destinations (to wireless phones, international calls and calls to the French overseas departments and territories).

The growth of these new plans continues. These fixed rate plans are designed to:

- maintain or increase revenues per customer;

- absorb seasonal variations in usage and ensure recurring revenues; and

- increase average use per customer and the upgrading of calling plans.

France Telecom concurrently launched a line of monthly packages, which included the Forfait Local Pro plan for professionals and the Forfait Local PME plan for small- and medium-sized businesses, along with a range of national monthly plans including Forfait France Pro and Forfait France PME. The offer applies to accounts invoiced for 1 to 32 analog lines or 2 to 32 digital B channels.

In order to stimulate telephone use that generates value, France Telecom has expanded its line of services to meet the practical needs of its customers. In March 2002, it introduced the new version of Top Messages voice mail, with nearly 6 million voice mailboxes at the end of 2002. In April 2002, France Telecom added the presentation of the caller's name in addition to the number in voice mail.

To meet the needs of its small- and medium-sized business customers, France Telecom offers subscription packages that generally include services such as:

- discounts on calls to pre-selected phone numbers;

- Numeris/Internet combined subscriptions;

- specially designed billing systems; and

- since December 2001, "Numeris Grand Site", offering high speed voice connection via fiber optic lines, permitting customers to benefit from increased services with a sliding rate scale depending on the number of access points.

In addition to other calling plans, France Telecom offers Option Plus which, for an additional €1.50 per month for residential customers and €1.20 (excluding VAT) per month and per line for professionals and small- and medium-sized businesses, gives customers France Telecom's best rates to all call destinations: metropolitan France, the overseas departments and territories, international and fixed line calls to wireless phones. In addition, the @ccès plan is a rate option that offers 20 hours of communications per month to several preferred Internet service providers (ISPs).

France Telecom offers a number of specialized rate offerings to its large business customers featuring volume-based discounts on local, domestic long distance and international long distance calls to or within pre-defined geographic regions and, for customers with private virtual networks, discounts on internal traffic. It also offers its business customers reductions on calls placed from the customer's fixed line telephones to their employees' wireless fleet using the Orange, SFR and Bouygues networks.

Most international calls are made to or from Europe, North Africa, the Middle East and North America. France Telecom believes that the majority of these calls are made or received by its business customers. In 2002, rates for calls made from metropolitan France to various international destinations were not reduced for business customers.

Under international telecommunications settlement arrangements, France Telecom receives payments from other carriers for the use of its network for routing incoming international calls within France, while France Telecom pays for the use of networks of other carriers for international calls originating in France. The currency used for billing is the SDR (Special Drawing Right), a basket of currencies in which the US dollar and the euro figure significantly. The payment is made in the currency chosen by the creditor operator. There was a trend towards large decreases in such rates until 2000. This trend has slowed progressively since that time, particularly with respect to France and other members of the European Union and the United States.

Payphones and calling card services

At December 31, 2002, France Telecom operated nearly 202,000 payphones in France in accordance with its universal service mission. See "4.15.2 — French Regulation — Universal Service". Payphone rates are slightly higher than private telephone rates.

France Telecom offers users in payphones the option of paying with bank cards as well as using Telecarte phone cards, prepaid cards or France Telecom cards. Customers with a France Telecom card can also charge calls made from private telephone lines, public telephones and wireless telephones to their fixed line accounts. Finally, France Telecom also offers "Tickets de telephone", a series of prepaid telephone cards sold in varying denominations that allow users to make prepaid calls from private or public phones in France and several other countries by dialing a telephone number and entering a PIN number.

ISDN

Since 1987, France Telecom has offered its ISDN service for domestic customers and businesses under the Numéris brand name. Numéris transmits voice, data and images at speeds much higher than ordinary telephone lines, even though it uses the same support. The rate of penetration of ISDN lines is increasing: the number of 64 Kbit/s equivalents rose to 4.7 million as of December 31, 2001 and 4.9 million as of December 31, 2002. Numéris customers pay a fixed sum when the service starts to cover the costs of connection and a monthly subscription. The calls are billed separately. The base rate for Numéris calls is the same as that for standard calls.

Minitel, Audiotel and Teletel

Teletel connects businesses and consumers throughout France using Minitel terminals and computers equipped with modems. Users use their terminals to connect to Teletel, which gives them access to a multitude of services for consumers and businesses. These include the electronic directory, time schedules and reservation services, e-mail, weather reports, games and classified advertisements. Standard Minitel terminals are loaned on request at no additional charge to fixed line subscribers. Terminals with advanced features are available for a monthly rental charge.

Minitel is progressively losing market share due to the development and use of the Internet. As a result, Teletel traffic decreased by 22.4% in 2002 and the number of Minitel terminals rented for a fee decreased by 11% in the same year.

The Audiotel service consists of kiosk service call numbers (such as numbers starting with 0800), where part of the revenue is paid to the service provider. Traffic for this service continues to grow, but remains lower than in 2001, when the new services were introduced.

Internet access

France Telecom markets both high speed Internet access to customers (ADSL) and wholesale access packages to international service providers (including Wanadoo) under the name IP ADSL.

France Telecom launched its ADSL high speed Internet service in November 1999. ADSL delivers bandwidth of up to several megabits per second over the existing copper-wire phone network, providing easy access to high volume content. In addition to the ADSL service available to all Internet access providers, France Telecom offers specialized ADSL services for residential customers and businesses (formerly called Netissimo). At December 31, 2002, the service had expanded to cover an area in which approximately 71% of the population of France resides, and nearly 80% of business sites, based on France Telecom's estimates. Between July 2002 and December 2002, the number of French households and businesses connected to the ADSL service increased to 1,409,000, compared to only 430,000 subscribers at December 31, 2001.

Since the commercial launch of ADSL in December 1999, France Telecom has decreased its rates for ADSL lines (retail offers up to 512 Kbit/s) by 38%. The most recent decrease in rates occurred in October 2002 (rates decreased 16.7%) and was accompanied by a significant decrease in wholesale rates.

The rate restructuring and the launching of new speeds from 128 Kbit/s to 1,024 Kbit/s on October 15, 2002, allowed the Internet Access Providers (including Wanadoo) to expand their product line and introduce new aggressive packages in response to market expectations. Since its introduction, the new 128/64 speed now represents one-third of all IAP orders.

Interconnection with other operators

Under French telecommunications regulations, France Telecom is required to provide interconnection to its public switched telephone network for calls to and from their networks at rates that must be approved by the French Telecommunications Regulatory Authority (the ART). See "4.15.2 — French Regulation". In 2002, for voice services, the reduction ranged from 6% at the self-routing switch (local subscriber switching) to 23.5% for dual transit.

France Telecom has published its interconnection rate catalog for 2003 which was approved by the ART, and has continued to decrease its interconnection rates. In 2003, the decrease in rates for voice services ranged from 1% at the self-routing switch (local subscriber access switch) to 7% for double transit and 4% for single transit.

Business Services

Business services consist primarily of data transmission and network services.

The network services consist primarily of the fiber optic, high speed business and the transfix services. Currently, over 192,000 business sites have a high speed Internet/Intranet access (up to 2 Mbit/s) through the range of packages offered by France Telecom's service providers.

Data transmission activity consists mainly of data communication services provided to customers in France through the Transpac network and data communication services provided outside of France and sold in France by Transpac to French multinational corporations, through an exclusive distribution agreement with Equant.

Data transmission (Transpac)

The Transpac network is the platform for a wide array of services to business customers, including VNP IP, Internet access services, electronic messaging, hosting, and security. The development of these services is an integral part of France Telecom's strategy to encourage growth in its data transmission business by developing new applications and technologies to offer to its customers, while continuing to focus on network reliability. France Telecom expects strong growth in image, voice and data integration on wide, medium and local area networks.

These services are the platform of all communication applications for business. The moment when the exchanged information becomes more numerous and voluminous, their efficiency conditions the performance of all the company's services.

Transpac offers its customers three types of services: (i) data transmission services to construct business intranets or extranets or online services for ISP and IAP, with customer services (similar to those for retail businesses) and statistical services. Different types of access are available: leased line ("transfix"), ADSL, ATM, Frame Relay, X.25, and RTC/ISDN/GSM/GPRS. A variety of protocols is offered at the ends and carried end to end, primarily IP Frame Relay; (ii) Internet access services that include access and a backbone dedicated to businesses that are interconnected with the worldwide Internet via France

Telecom Long Distance's network; and (iii) high value-added services including messaging, security, collaborative working tools and website hosting.

In 2002, France Telecom's site hosting services were streamlined and restructured. A single division within Transpac now handles the hosting services for businesses and professionals.

In July 2000, Global One granted Transpac a franchise, allowing Transpac to distribute Global One's (now Equant) products in France. Since January 2001, Transpac transferred its product engineering department, system information department, and international customer support center to Global One, which became part of Equant on June 29, 2001. The franchise agreement reflects the effects of the transfers once completed.

The merger of the Equant/Transpac networks and services to provide customers with global continuity of service became operational in October 2002. It included a transfer of technicians from Transpac to Global One, as authorized by Transpac's workers' council (*Comité d'entreprise*) on May 18, 2001, with an effective date of June 1, 2001, and the creation of an international customer support center in Ivry, France.

Fiber Optic Service

While fiber optics has become the core of France Telecom's national network over the last several years, fiber optics is also the medium that generally connects the principal sites of a business, those which contribute strongly to the creation of value and serve as nerve centers, such as the head office, administrative center, research and development center and regional headquarters. At December 31, 2002, over 10,000 businesses were equipped with fiber optic links, giving them adjustable bandwidth on demand and ever higher data speeds. Fiber optic service, which allows interconnection of local area networks for small- and medium-sized businesses, remote backup of large corporate databases, or collaborative engineering projects between contract suppliers and their customers, is now available throughout France, offering standard speeds of up to several Gbit/s. At December 31, 2002, interconnection solutions for short distances now cover all cities of at least 20,000 inhabitants. These powerful network solutions — such as MultiLAN, InterLAN or high speed fiber optic local loops to connect multiple sites — seek to erase distances, combining guaranteed performance, high speeds, reliability, flexibility and future-ready scalability. Teams at different sites can share intelligence and resources instantly, wherever they work. France Telecom's "carriers' carrier" solutions enable competing telecommunications operators and Internet service providers to build their own networks or transport services on leased infrastructure. These solutions now offer bandwidth capacity of up to tens of Gbit/s (20). France Telecom continues to develop its range of new-generation very high speed services and is testing "Gigabit Ethernet" technology, enabling a connection speed of 10 Gbit/s, on a metropolitan network in the Ile-de-France (France).

DSL Business Services

These services link different business sites, such as regional offices, maintenance sites, sales offices, etc. At the end of 2002, over 25% of business sites in France were connected to the Internet by ADSL.

Transfix Services

Transfix services or leased lines are fixed "point-to-point" connections between separate locations that may be used by the subscriber to handle high volume voice, data or video transmissions between selected locations.

France Telecom is the principal provider of leased lines in France and, at December 31, 2002, leased approximately 300,100 lines, of which approximately 69% were digital "Transfix" lines, and 31% were analog lines. Although the total number of lines leased by France Telecom has decreased since 1997, total

transmission capacity has increased significantly. This trend is due in large part to the decrease in the number of analog lines (approximately 91,000 analog lines were leased in 2002, compared with 102,000 in 2001), and their progressive replacement by high capacity digital leased lines and by other switched products such as Numeris, X.25, Frame Relay and IP. Since 1997, the total transmission capacity of the digital lines leased by France Telecom has increased on average by 65% per year.

Subscribers to France Telecom's leased lines services pay an initial connection fee based on the type of line leased and, thereafter, pay monthly subscription charges based on the type of line (analog or digital) and line capacity, the distance of the line and the duration of the lease. As a result of its policy of rate reductions, guided in part by EU directives on leased line pricing, France Telecom's leased line charges have steadily decreased in each year since 1998, with the reduction concentrated primarily in digital and long distance services.

Moreover, in its 2003 interconnection catalog, France Telecom offers a "partial leased lines" service for high speed lines between 64 Kbit/s and 2 Kbit/s. This service permits third-party operators to terminate their leased lines in order to directly access the business sites of their users throughout France. This service lowers fees between 30% to 50%, based on the speed and distance of the lines, compared with the base fees of "Transfix" digital lines.

Broadcasting and cable television services

France Telecom's broadcasting and cable television activities include radio and television broadcasting services provided by France Telecom's subsidiary, Télédiffusion de France (TDF), which became a minority holding following the withdrawal effective December 13, 2002, as well as its activities as a cable television network operator and service provider.

Radio and television broadcasting and audiovisual transmission

TDF is the principal European provider of radio and television broadcasting services and a leading provider of audiovisual transmission services. In addition to radio and television broadcasting activities, TDF also provides technical services to radiocommunications and cable operators and video production services, and has become one of the leading French wireless video service providers.

TDF currently has a legal monopoly to broadcast state-owned programming and broadcasts the programs of the major state-owned and private French television and radio networks. With respect to radio broadcasting, TDF provides digital audio broadcasting (DAB) in Paris and several other major French cities. In addition, TDF's Synchronous FM system also provides uninterrupted FM radio reception along approximately 2,000 kilometers of French highways according to its estimates. In December 2002, France Telecom concluded the sale of its 100% holding in TDF to a consortium of investment funds (Tower Participations SAS) and France Telecom itself, through its subsidiary Cogecom. Following this operation, 44.20% of TDF's capital is held by CDC Ixis Equity Capital and Charterhouse Capital Development, 36.20% by France Télécom and 19.60% by the Caisse des Dépôts Group. See "4.5 Divestitures — Withdrawal from TDF".

Cable television

France Telecom is a leading operator of cable television network facilities in France and a provider of cable television services to French households. France Telecom conducts cable television network operations and provides cable television services through France Télécom Câble.

France Telecom also provides cable television network operations services dedicated to NC NumériCable, a direct service provider owned by Canal+.

France Telecom also currently owns a minority interest in Noos, which provides cable television services over its own cable television network but also uses part of France Telecom Cable's network. France Telecom's holding in Noos is the result of the retrocession of the Noos shares previously held by NTL prior to its reorganization. Noos offers television, broadband Internet services and fixed line telephony services over cable networks in the greater Paris metropolitan area and other major French cities. At September 31, 2002 Noos served 2.9 million households and had 1.1 million subscribers, NC NumériCable served 2.3 million households with 0.75 million subscribers, and France Telecom Cable served approximately 1.5 million households with 0.85 million subscribers (source: Aforum). See "4.5 Divestitures — Withdrawal from NTL" and "Item 5. Operating and Financial Review and Prospects — 5.5 Recent developments".

4.3.4 Fixed line, voice and data services — Outside France
TP Group
General Description

In October 2000, a consortium directed by France Telecom acquired a 35% holding in Telekomunikacja Polska SA ("TP SA"), the state-owned Polish telecommunications operator, for an investment of approximately €4.5 billion, of which €3.4 billion was provided by France Telecom. Upon execution of this contract, France Telecom acquired 25% of the capital of TP SA and Kulczyk Holding, its Polish partner in the consortium, acquired 10% of the capital. Following the sale of TP SA shares by the Polish State in 2000 and 2001, the consortium created by France Telecom and Kulczyk Holding held a 47.5% interest in TP SA, with France Telecom holding 33.91% at December 31, 2001. The consortium did not exercise its call option allowing it to acquire 2.5% of the share capital of TP SA plus one share at any time between January 1, 2002 and December 31, 2002.

The consortium also holds a call option to purchase an additional 10% of the share capital of TP SA should the Polish Treasury decide to sell TP SA shares, exercisable at the same price as the price offered to institutional investors within the context of such an offer. Following the appointment by the consortium directed by France Telecom and Kulczyk Holding of the majority of TP SA's supervisory board at the general shareholders' meeting on April 26, 2002, confirming the acquisition of the Polish operator by the consortium, TP Group (TP SA and its subsidiaries) has entered the scope of consolidation of France Telecom and has been fully consolidated by full integration in France Telecom's accounts since April 1, 2002.

For more information on the terms of the shareholders' agreement between France Telecom and Kulczyk Holding, see "Item 5. Operating and Financial Review and Prospects — 5.6.7 Net Income — Non-recurring provisions and exceptional amortization", "— 5.10.6 Other Commitments" and Note 28.2 in the Notes to the Consolidated Financial Statements.

TP Group is the leading telecommunications group in Central Europe in terms of revenues and number of customers. TP Group is the leading telecommunications service provider in Poland, offering a broad range of services that include fixed line telephony, national and international long distance voice telephony, line leasing, radio communications, and data transmission (including Internet services). TP Group is also a majority shareholder in PTK Centertel, one of three wireless operators in Poland, with the balance of PTK Centertel's share capital being held indirectly by France Telecom through its subsidiary FTMI.

At December 31, 2002, TP Group had 47,928 full-time equivalent employees.

Activities
Fixed line services — TP SA

These services allow customers to make local or international calls as well as calls to wireless phones. To the extent that digital lines are available, TP Group offers the following services: voice mail,

call forwarding, call waiting, caller identification on the analog network, a general call limit, rapid dial (for shorter numbers), telephone conferencing, and a limit on calls made when a monthly amount is reached.

In addition, TP Group offers ISDN services to consumers with access to the digital network. This service includes the option of having two phone lines for the price of one subscription, high quality digital connections, caller identification, and high speed Internet connection. Two types of access are offered to TP Group customers:

- Basic access, known as OCTOPUS S (2B+D), designed for the consumer and small business market; and

- Advanced access, known as OCTOPUS XL (30B+D), designed for medium and large businesses.

In September 2000, TP Group began to install automatic rate telephones that operate with ISDN lines.

TP Group also offers the following services: free calls, shared payment calls, universal numbers, telephone voting, and phone cards. TP Group has offered voice mail services since June 1, 2000 and a VPN (virtual private network) service since November 15, 2000. TP Group is currently working on the installation of VCC cards (virtual and credit telephone cards).

A proposed law in Poland provides for opening the local loop to alternative operators. Total deregulation of the international telecommunications market has been effective since December 31, 2002. TP SA operates in business sectors completely open to competition since January 1, 2003, when the international calls market was opened. The other segments had previously been opened to competition.

Leased network

TP Group believes it is the leading leased network provider in Poland. Customers can use leased lines for their own needs or to offer telecommunications services to their customers. This network is currently used primarily by Polish wireless network providers, the Ministry of Defense, the Ministry of the Interior and government agencies, financial institutions and Internet service providers.

The cost of leasing the TP Group network is based on the following two elements: the number of connections and the monthly subscription fee. This fee varies according to the capacity or type of network. The strategy of TP Group is to increase network transmission and capacity, while reducing the cost of use for the consumer.

Data transmission

High speed data transmission is the segment of the Polish telecommunications market experiencing the strongest growth. TP Group intends to strengthen its position in this segment.

TP Group has offered Internet access by modem since June 1996. The Internet can be accessed using the national number 0-20221 at the cost of local access calls (or less in off-peak times) and does not require a subscription. In the same way, the number 0-202422 allows consumers to access the Internet through the ISDN service. TP Group also provides Internet access for 220 Polish service providers.

In 1999, permanent Internet access (SDI) was established. This system allows simultaneous phone calls on the same line. In the middle of 2001, TP Group launched the ADSL NEOSTRADA service.

Wireless telephony — PTK Centertel

PTK Centertel Sp. Z.o.o., or PTK Centertel, has obtained a number of licenses, including a 15-year license (valid until August 2012) to create and maintain a GSM 1800 digital network, a 25-year license

(valid until December 2016) to create and maintain an NMT 450i network and a 15-year license (valid until July 2014) to provide a GSM900 service. In December 2000, PTK Centertel was awarded a UMTS license for €650 million, of which €260 million was fully-paid, with the balance to be paid in 18 payments beginning in 2005. The terms of the license anticipate minimum coverage of 20% of the population in 2004. This network will not be in service before January 1, 2004, at the earliest and at the latest, January 1, 2005. The UMTS license will expire on January 1, 2026.

The bi-band network covers both voice and data transfer. This includes SMS transmission, call forwarding, messaging services, telephone conferencing, CLIP (calling line identification presentation) and CLIR (calling line identification restriction). Roaming is also available.

PTK Centertel holds 247 commercial roaming agreements with operators in more than 106 countries, giving its users access to GSM 900, GSM 1800 and PCS 1900 networks when they travel.

PTK Centertel's strategy is to increase the range of its wireless services, while reducing the cost. To the extent that the average salary in Poland is low, and telephones are inexpensive, an installation service and monthly subscription fee at a reasonable price are the primary concerns of customers.

The Polish telecommunications market increased 42.0% and 36.7% in 2001 and 2002 in terms of customers. PTK Centertel is the third leading wireless network operator to penetrate the Polish market and had 4.48 million customers at December 31, 2002 (source: Mobile Communications).

Internet services

The main segments of this business are:

Internet Biznes offers server space for Internet pages and e-mail accounts. The consumer can redesign his space on the server and determine user rights without limit. It is managed through a simple graphic interface.

Kolory.tpi offers its customers e-mail accounts, virtual Internet services, and space on the server known as i-Baza.

I-Serwer is a service that leases allocated servers. This equipment uses the resources of the Data Center owned by TP Internet.

Konto-e-konto business package combines all the benefits of modern bank accounts with diversified Internet media support. This project was established by Bank Zqchodni WBK SA and TP Internet. TP Internet is the only company in Poland that can broadcast audio/video content using Real Networks streaming software to 2,200 internet users simultaneously and directly. TP Internet also offers Internet advertising services.

Magellan.net is part of the TP Internet group and specializes in developing interactive Internet sites, multimedia presentations, and offers an Internet support tool.

Wirtualna Polska was acquired by TP Internet in 2001 and is a key player in the development of the services of the Internet group. Wirtualna Polska (Virtual Poland — WP.pl.) is the portal of TP Internet and had over 4 million users every month in 2002. Wirtualna Polska is continually recognized as one of the most frequently viewed and visited sites in Poland. Wirtualna Polska (WP.pl) believes it is the second-leading Internet portal in Poland and remains today the largest Internet information, communication and exchange platform in Poland. The portal offers the most popular Internet programs (e-mail, chat rooms, "p2p communicator", and an Internet search engine), as well as more than 50 information and entertainment services, and e-commerce applications (virtual e-mail, auctions, airline reservations, and travel). Since 1995, TP Internet has been a major player on the Polish market. In September 2002, WP.pl had over 700 million pages visited. The portal covers over 73% of Poland's population.

Other fixed line activities outside France

In addition to the TP Group, France Telecom has holdings in other fixed line businesses in Europe, either directly or through Orange. These are discussed in the Orange section. See "4.3.1.3 Controlled wireless operations in Europe" and "4.3.1.4 Other minority-owned operations in Europe".

In Spain, France Telecom owns 100% of Uni2 (Lince Telecommunicaciones). At December 31, 2002, Uni2 provided fixed line service to 1.6 million customers, representing 2.6 million lines.

In Portugal, France Telecom indirectly holds 43.3% of the Novis fixed line telephone operator. This alternative telecommunications operator provides service to approximately 115,000 customers at December 31, 2002. In Portugal, France Telecom also indirectly holds 43.33% of Clixgest, an Internet service provider.

France Telecom also holds assets in Latin America, Asia-Pacific, the Middle East, and Africa.

Latin America:

- At December 31, 2002, France Telecom held a 14% economic interest in Telecom Argentina, a fixed line carrier providing fixed line services to approximately 3.3 million subscribers and to approximately 0.3 million pre-paid customers at December 31, 2002. As a result of the currency crisis relating to the Argentinean peso that began on December 21, 2001, Telecom Argentina declared it was stopping payment on the principal of its debt as of April 2, 2002 and on its interest as of June 24, 2002. Telecom Argentina began the process of renegotiating its debt with its principal creditors in September 2002. France Telecom considers that, since the beginning of the Argentinean crisis, it no longer has significant control over Telecom Argentina. See "Item 5. Operating and Financial Review and Prospects — 5.6.7 Net Income — Non-recurring provisions and amortization", "Item 5. Operating and Financial Review and Prospects — 5.7 Analysis by Segment — 2001 vs. 2000" and Note 7 in the Notes to the Consolidated Financial Statements. Argentinean regulations, however, prohibit the transfer of a large portion of its share in the consortium without the prior approval of Argentinean authorities.

- France Telecom has an indirect 25% interest in Intelig, an alternative international and domestic long-distance fixed line operator in Brazil that began operations in the first half of 2000. France Telecom may sell its holding in this operator.

- France Telecom participates in a consortium that has a 51% interest in CTE, the national telecommunications operator of El Salvador, with fixed line services to customers over approximately 618,100 lines at December 31, 2002. This participation has resulted in off-balance sheet commitments. See Note 28 in the Notes to the Consolidated Financial Statements.

Asia-Pacific:

- France Telecom entered into a partnership agreement in July 1997 with the Vietnamese national fixed line operator, VNPT, to provide financial, technical and managerial assistance in connection with the installation of new lines in the eastern area of Ho Chi Minh City. The agreements are the subject to the off-balance sheet commitments described in Note 28 in the Notes to the Consolidated Financial Statements.

- On April 10, 2002, France Telecom formed the Tahiti Nui Telecom company in partnership with the Postal and Telecommunications office ("OPT") of French Polynesia, in which it holds 34.0%. This company provided international telephone services from French Polynesia to 53,000 fixed line customers of OPT at December 31, 2002.

- France Telecom held a 40% interest in Pramindo Ikat, a joint venture with the historic operator in Indonesia, that operates the fixed line network of the island of Sumatra. In early 2002, the shareholders of Pramindo Ikat, including France Telecom, entered into an agreement for the sale of all of their interest in Pramindo to PT Telekomunikasi Indonesia Tbk. This sale is described in "4.5 Divestitures — Withdrawal from Pramindo Ikat".

Middle East and Africa:

- France Telecom has a 51% interest in Côte d'Ivoire Telecom through the holding company FCR. Côte d'Ivoire Telecom is the national telecommunications operator in the Ivory Coast which provided fixed line services to approximately 333,000 lines at December 31, 2002. FCR holds a call option, from January 1, 2000 for a period of 20 years, for up to a maximum of 5% of the share capital of FCR-CI, a subsidiary of FCR. Côte d'Ivoire Telecom's business has been affected by the current local events, which has led to the depreciation of this asset's value.

- France Telecom has a 42.3% interest in Sonatel, the national telecommunications operator in Senegal, with fixed line services to customers over approximately 224,700 lines at December 31, 2002.

- France Telecom indirectly holds 40% of the share capital of Jordan Telecommunications Company, with fixed line services to customers over nearly 680,000 fixed lines at December 31, 2002. Jordan Telecommunications Company was listed for trading on the Amman (Jordan) stock exchange in 2002.

- France Telecom holds 100% ownership of RIMCOM, a Mauritian company, which holds 40% of the shares of Mauritius Telecom, the traditional telecommunications operator in Mauritius, with fixed line services to customers approximately 326,800 lines at December 31, 2002.

Equant

Equant, one of the world's leading data transmission providers, is a Dutch corporation with its headquarters in Amsterdam. An international presence, Equant maintains four principal offices: Paris (France), Reston, Virginia (USA), Slough (United Kingdom) and Singapore.

In November 2000, France Telecom entered into a series of agreements with Equant for the sale by France Telecom of Global One Communications World Holding BV and Global One Communications Holding BV to Equant in exchange for Equant shares. In March 2001, the European Commission approved the acquisition of Equant by France Telecom, in compliance with European competition regulations. Under the agreements, France Telecom, through its Belgian subsidiary Atlas Telecommunications, became (and remains so at December 31, 2002) the majority shareholder in Equant, holding approximately 54.2% of Equant's share capital the right to name five of the nine members of Equant's supervisory board and one of three members of the management board as long as France Telecom holds at least 34% of Equant's shares.

Under the agreements, Equant acquired 100% of Global One Communications World Holdings BV and Global One Communications Holdings BV in exchange for 80,617,348 newly issued Equant common shares; and France Telecom acquired the 67.95 million Equant common shares held by the SITA Foundation in exchange for shares in France Telecom at a ratio of 2.2 Equant common shares for one France Telecom share. Based on a price per share of €56.30 on June 29, 2001, the transaction was valued at approximately €1.7 billion. France Telecom, through its subsidiary Atlas Communications, subscribed to 10 million Equant convertible preferred shares for $1 billion (€1,179 million). These shares will be automatically converted into 10 million common shares, or 3.42% of Equant's share capital, at the end of

five years from the closing date of the transactions, without changing France Telecom's percentage holding in the capital of Equant.

At the closing date of the transactions, France Telecom issued contingent value rights, or CVRs, for each Equant common share held by Equant shareholders other than the SITA Foundation, as well as for certain beneficiairies of options to subscribe for shares and Restricted Share Awards granted by Equant before November 19, 2000. Each CVR will on June 24, 2004 give its holder the right to receive a cash payment equal to the difference between the average Equant share price over a specified period and €60, within a limit of €15 per CVR, which is a maximum risk of €2.077 billion, which was fully funded by provisions at December 31, 2001.

Pursuant to the contribution agreement, France Telecom transferred Global One's corporate data transmission services to Equant, but retained Global One's carrier business (which provides services to other operators), as well as the majority of its calling card activities. A provision of the agreement ensures the continuity of voice services for Equant customers.

France Telecom cannot hold more than 70% of Equant's shares before June 29, 2006, unless France Telecom acquires these shares pursuant to (i) a take-over bid or (ii) in accordance with a strategic merger completed in good faith and under market conditions. France Telecom cannot sell or distribute more than 25% of its holding in Equant until June 29, 2005 unless agreed upon by the independent directors or other shareholders unless this transfer results in a strategic merger involving Equant and another company in which France Telecom holds at least 34% of the voting rights.

The operational merger of Equant and Global One generates substantial synergies in network rationalization and sales and support services. Further, integration within the France Telecom group generates three principal sources of synergies:

- The use of France Telecom's network of international infrastructure, which is now shared by the entities of the France Telecom group, via France Telecom Long Distance; Equant is responsible for the network which provides the services for which Equant provides complete operational control;

- Equant benefits from France Telecom's strong commercial presence in France, through an exclusive distribution agreement for its products in France across France Telecom's commercial network, and through access to local production; and

- Equant develops global products and services for an international market, including information systems, equipment purchases and support functions tied to these products; through a franchise agreement, the French market is able to access these products.

At the close of this transaction, Equant terminated its joint venture agreement with SITA, a Belgian cooperative company formed by airline companies around the world to offer telecommunications services, and replaced it with a series of agreements. A Strategic Relationship Umbrella Agreement defines the general principles governing the relationship between Equant and SITA and was signed for a duration of 10 years. This agreement provides for exclusivity for a period of 5 years, during which SITA will not have the right to purchase network services from Equant's competitors without Equant's consent, and Equant will not have the right to sell network services to airline companies. The agreement may be terminated only if there is a serious breach of obligation by the parties of their obligations. It also includes a minimum revenue clause for Equant, valid until June 30, 2003. After this date, wholesale prices will be determined by market prices. A Network Services Agreement that sets the terms and conditions for the supply by Equant of network services to SITA was signed for a duration of 10 years. These agreements are described in greater detail in "Item 7. Major Shareholders and Related Party Transactions — 7.4 Related Party Transactions — Equant". A Transition and Management Agreement was also concluded to govern the terms and conditions for the gradual transfer of SITA's assets, personnel and network to Equant, and the management of the network by Equant. Pursuant to the current agreement between Equant and SITA, Equant controls and manages the network. Equant brings its portfolio of products and services to SITA, which in turn provides these products and services globally to the air transport operators.

On June 26, 2001, Equant, through France Telecom's subsidiary Transpac, also entered into a series of agreements setting the terms for the relationship between Equant and France Telecom regarding the conditions for the sale and supply of services by Equant in France through the Transpac network. In 2002, Equant signed a series of final agreements with France Telecom and its subsidiaries to supply the switched voice services referred to in the schedule to the Memorandum of Understanding signed at the time of the merger with Global One in 2001. Under the terms of the Memorandum of Understanding, France Telecom is required to pay for the costs of restructuring Equant's voice network.

Due to the numerous transactions that resulted from Equant's merger with Global One, Equant underwent an internal reorganization in 2001. Equant now offers products and services through a centralized organization rather than through three operating divisions. Furthermore, Equant accounts for its earnings for operations conducted with France Telecom in accordance with generally accepted French accounting standards and no longer in accordance with US generally accepted accounting standards. In 2002, Equant successfully completed the integration of the Global One network into its own. Equant also completed the legal merger of former Global One subsidiaries with those of Equant located in 50 of the 68 countries selected for integration. These 50 countries accounted for over 90% of Equant's revenues at December 31, 2002. Equant plans to complete the legal consolidation of the 18 remaining countries before the end of 2003. On that date, the goal is to have integrated over 100 operating subsidiaries and branches.

Equant is a recognized leader in global IP and data services for multinational businesses offering network and integration services. Equant assists customers in using data networks, helping them to effectively manage their businesses, both by reducing their costs and by exploiting data communications to provide new services. Equant believes it offers unequaled global coverage with a seamless data network, connecting key business centers in about 220 countries and territories, with local support in 167 countries. The network allows users to access their own company's information and applications, and those available from the Internet anywhere in the world, through direct connections or through "dial-up" from portable computers or other network access interfaces. Increasingly, Equant is focusing on helping customers explore ways of using IP technologies by providing new services or using services available from intranets, extranets, or the Internet.

Equant offers a broad portfolio of IP-based end-to-end managed network services, an extensive range of traditional end-to-end managed data network services and a series of advanced value added voice and wireless services, as well as innovative integration and managed services. Equant also offers a range of service management products that permits customers to monitor network performance, availability and fault rectification. Among its leading service offerings, Equant MPLS-based IP VPN service is now used by more than 650 businesses and is fully operational in 142 countries, its international Frame Relay service is provided in 185 countries and its ATM offer is provided in 46 countries.

Equant's networks are able to connect essential operations within business organizations on a global scale. Multinational companies demand continual access to the critical applications of their business and rely on high levels of customization, performance, reliability and security of all the supporting network infrastructure.

Equant's principal competitive strengths include:

- Network Footprint: the network spans approximately 220 countries and territories and 1,050 cities and towns. This calculation is based on international air transport country codes. Equant believes that its ability to provide services in locations where its competitors cannot is a key selling point;

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- Network Capacity: the network is designed to support high bandwidth, multimedia applications and is continually upgraded to take advantage of new technology. Equant has full operational control of the network, rather than providing service through a patchwork of interconnected alliances. This provides a key advantage to Equant over its competitors;

- Global Support Infrastructure: many of Equant's customers are multinationals that require local support for all their operations, and not just their headquarters. Equant operates five International customer service centers and seven hosting centers, with staff based in a total of 165 countries. All staff members speak English, while Equant also provides local language support to its customers in over 30 languages;

- International Business and Data Focus: the technology of the network is designed to support the increasing convergence of data, voice and video. This convergence is achieved through a single IP connection. Equant's business is focused on data transmission in an international environment, in contrast, many of its competitors have traditionally focused on voice telephony within national markets. Equant's target customers demand international service and a high level of data networking expertise;

- Customized Services: Equant provides its customers with a wide range of services that complement its key network-based data and IP products; these products are not directly dependent on the network for their provision. With local support expertise across 167 countries, Equant is able to deliver integration services, messaging, hosting and security services, as well as consulting, project management, installation, maintenance and technical support and equipment supply to its customers, both globally and locally; and

- Strong Customer Base: Equant has a broad and stable base of customers across a wide range of industries. Equant serves approximately 3,700 large business customers, including over two-thirds of the top 100 multinational companies. Equant's focus on building long term relationships with "blue chip" organizations has a positive impact on both customer loyalty and development of the business conducted with these customers.

In 2002, Equant completed the integration of the former Global One network with its own. Equant's goal is to become profitable by concentrating on sales of data transmission, intellectual property and integration services to multinational corporations. To achieve this objective, Equant's objectives are:

- increase its market share;

- strengthen its direct and indirect sales channels through key partners and develop new markets;

- develop and streamline its product portfolio using IP VPN as an anchor product and aggressively promoting IP VPN telephony, integration services, voice messaging and security systems;

- improve customer satisfaction by using "best practices" for service supply and management; and

- continue to develop the network and the MultiProtocol Label Switching (MPLS) structure.

International investments in broadcasting and cable

In 2002, France Telecom also had investments in the cable business outside of France, mainly in Casema, a leading Dutch cable operator, with approximately 1,367,000 subscribers at December 31, 2002. France Telecom sold this investment on January 28, 2003. See "4.5 Divestitures — Sale of

Casema". France Telecom also has investments in the broadcasting market through GlobeCast mainly in Northern Europe, the United States and Singapore. GlobeCast operates satellite transmission services for professional broadcasters, business media networks, and IPs. With sixteen offices and teleports, it offers a range of transportation solutions, satellite broadcasting and, notably, television, radio, Internet, sporting event and news programs.

4.4 Sales and Distribution

Under the Ambition FT 2005 Plan, France Telecom was reorganized into six operating divisions and seven function divisions. Three of the operating divisions are responsible for expanding business in the Fixed line, voice and data services—France segment: Large Business Solutions *(Solutions Grandes Entreprises)*, Fixed Line and Distribution France *(Fixe et Distribution France)*, and Networks & Operators *(Réseaux et Opérateurs)*. Marketing and customer service activities are conducted through these three divisions so that products and services can be tailored to the specific needs of distinct customer groups.

The Fixed Line and Distribution France division designs and distributes consumer products through its 630 branches in France at December 31, 2002 (over 80% of which are located in downtown and commercial shopping areas). This division also oversees payphone and telephone card services. In voice and data transmission, the Fixed Line and Distribution France division also provides services to corporate customers through a network of Corporate branches. The Large Business Solutions division serves the needs of major domestic and international corporations through Transpac in France and Equant in the rest of the world. The Networks & Operators division installs, operates and maintains the France Telecom domestic and international networks and distributes France Telecom products and services to other operators and telecommunications services providers.

By organizing marketing and customer service activities in this manner, France Telecom tailors its products and services to the differing needs of distinct customer groups.

4.5 Divestitures

France Telecom is refocusing on its core business as a telecommunications services operator. To this end, it has begun to sell off the investments listed below and intends to sell off various other investments under the "Ambition FT 2005" program (See "4.2.1 "Ambition FT 2005" Plan"). Within the context of these sales, France Telecom has issued representations and warranties as is customary in these types of transaction.

Withdrawal from Deutsche Telekom

Pursuant to a cross-shareholding arrangement announced in July 1998, France Telecom purchased 2% of Deutsche Telekom's shares from the German State and Deutsche Telekom, in exchange, purchased 2% of France Telecom's outstanding shares from the French State. France Telecom and Deutsche Telekom agreed that they would not sell their holdings in each other before December 31, 2001, except under limited circumstances or unless otherwise agreed.

On May 17, 2000, France Telecom entered into a framework agreement with Deutsche Telekom and Kreditanstalt für Wiederaufbau (KfW) to unwind the cross shareholding between France Telecom and Deutsche Telekom. Under this agreement, France Telecom sold its stake in Deutsche Telekom, which had been reduced to 1.8% after dilution, to KfW on December 19, 2000 for €3.1 billion, resulting in a pre-tax gain of €1.9 billion.

France Telecom had a call option, which could be exercised between January 1, 2002 and January 31, 2003, to purchase the 20,492,292 France Telecom shares held by Deutsche Telekom, representing 1.77% of its outstanding shares at May 28, 2002, at a price linked to the market price for France Telecom shares at the time the option was exercised. If France Telecom did not exercise this option, Deutsche Telekom

could exercise its sale option requiring France Telecom to purchase these shares on January 31, 2003 under the same conditions.

On June 19, 2002, France Telecom and Deutsche Telekom terminated their agreement of June 21, 2000 concerning the 20,492,292 France Telecom shares held by Deutsche Telekom subject to lockup clauses. Subsequent to this agreement, Deutsche Telekom proceeded on the same day to sell its entire interest in France Telecom to institutional investors in an over-the-counter placement.

Withdrawal from NTL

At the beginning of 2002, NTL commenced a process of financial restructuring and prepared a business plan based on the entry of a new strategic shareholder. After the 2001 financial statements were issued, the strategic investors with whom NTL was in negotiation withdrew. On May 8, 2002, NTL filed for bankruptcy protection in a United States bankruptcy court.

On September 5, 2002, the financial restructuring plan, previously approved by the bondholders of NTL, and by France Telecom, was approved by the bankruptcy court. It is applicable from January 10, 2003.

Under this plan, NTL and its subsidiaries have been reorganized into two separate groups around the former holding companies previously called NTL Communications Corporation (now NTL Incorporated) regrouping the British and Irish operations and NTL Incorporated (now NTL Europe, Inc.), regrouping the networks of continental Europe, with the exception of the investment of 27% in Suez Lyonnaise Telecom (Noos).

In accordance with this plan, France Telecom received in exchange for its NTL preferred and common shares and the payment of $25 million:

- 6,040,273 NTL Incorporated warrants listed on a regulated market, giving the right to subscribe to 10.68% of the NTL Inc. ordinary shares (before dilution) on the basis of a share per warrant at the exercise price of $309.88 per share; this right must be exercised before January 10, 2011. In mid-February 2003, the market value of these warrants was approximately $2 million. France Telecom does not currently intend to exercise these warrants, but to sell them when it deems their value sufficient;

- 376,872 NTL Europe, Inc. common shares (representing 1.9% of the NTL Europe, Inc. common shares before dilution) not listed for trading on a regulated market.

Under the plan, the 27% stake in Suez Lyonnaise Telecom (Noos), which France Telecom had sold to NTL in May 2001 was given back.

In addition, France Telecom has a right of sale for the shares of Noos in the event that Suez sells its holding in Noos (i.e., a tag along). Suez, on its part, could force France Telecom to sell its shares of Noos in the event where (i) Suez sells its entire holding or a majority share of its holding in Noos or (ii) such a sale bears on at least 50% of Noos's share capital (i.e., a drag along). Suez and Morgan Stanley Dean Witter Capital Partners IV LLC have a right of first refusal on the shares of Noos.

Transfer of Stellat to Eutelsat

France Telecom sold the Stellat company, owner of the Stellat 5 satellite launched on July 5, 2002, to Eutelsat in September 2002.

Prior to this sale, France Telecom had purchased Europe*Star's shares in Stellat. After taking into account this purchase, the net cash proceeds for France Telecom were €181 million. The impact of the sale on earnings was not significant.

Under its original mission, Stellat 5 ensures continuity of services from France Telecom's Telecom 2C satellite, primarily to transmit the major French national channels that will be transmitted over Stellat 5.

The remaining economic relationships between France Telecom and Stellat are not material; France Telecom continues to use Stellat's satellite infrastructures at market conditions to transmit its traffic and develop specific services, particularly through its France Telecom Long Distance division and its subsidiaries, including GlobeCast.

Additional Withdrawal from STMicroelectronics NV

On July 29, 2002, France Telecom completed a bond issue in the amount of €442 million of 21,138,723 bonds obligatorily redeemable for existing shares of common stock in STMicroelectronics NV on or after January 2, 2004 and bearing interest at a rate of 6.75 % per year.

France Telecom SA will deliver to bondholders a maximum of 26.42 million STMicroelectronics NV shares (representing the balance of its indirect holding in STMicroelectronics NV, assuming that all 1% bonds with exchange options issued by France Telecom in 2001 are exchanged for shares) and a minimum of 20.13 million STMicroelectronics NV shares, depending on the price of these shares at maturity on August 6, 2005. In the event the price of the shares is greater than €21.97 at maturity, France Telecom will have 6.3 million STMicroelectronics NV shares available for sale on the market.

This transaction is part of France Telecom's sale of its stake in STMicroelectronics NV, a semiconductor manufacturer. It follows a private placement with institutional investors of approximately 69 million shares of STMicroelectronics NV common stock in December 2001 by STMicroelectronics Holding II BV on the joint behalf of Finmeccanica and France Telecom, and the simultaneous issuance by France Telecom of 1% bonds, with an option for exchange for 30 million existing common shares of STMicroelectronics NV on or after January 2, 2004 for a total amount of approximately €1.52 billion.

Following these transactions, the shares were placed in a depositary by STMicroelectronics Holdings II BV and will be transferred to France Telecom or to the bondholders at the maturity date.

Withdrawal from Pramindo Ikat

On August 15, 2002, all of the shareholders of PT Pramindo Ikat Nusantara (Pramindo Ikat), the Sumatra-based Indonesian fixed telephony operator (in which France Telecom held 40%), sold their interest to PT Telekomunikasi Indonesia Tbk (PT Telkom), which acquired 100% of Pramindo Ikat.

The Pramindo Ikat shares will be delivered by the shareholders in three stages:

- 30% in September 2002;

- 15% in September 2003; and

- 55% in December 2004.

The sale was made in exchange for a cash payment and the remittal of debt instruments.

The proceeds of the sale to France Telecom were $147 million (excluding deferred interest). France Telecom sold the debt instruments it received as payment on the Indonesian market ($103 million) in December 2002 and the remainder in January 2003. The pre-tax capital gain recognized on the sale of 30% of the shares was €27 million.

Withdrawal from Panafon

On November 29, 2002, France Telecom sold to Vodafone International Holdings BV its 11% interest in Vodafone-Panafon, the Greek telecommunications operator listed on the Athens and London Stock Exchanges, for a gross amount of €310 million.

At the same time, France Telecom acquired from Vodafone Group plc a cash settlement option for €10 million to cover its financial obligations related to the exchange of the 4.125% France Telecom bonds exchanged for Panafon shares maturing on November 29, 2004. This option has the same terms and conditions (exercise price, maturity and adjustment arrangements) as those of the exchangeable bonds.

This transaction yielded a pre-tax capital gain in 2002 of €274 million.

Withdrawal from TDF

Pursuant to the agreement signed on July 25, 2002, France Telecom sold its entire interest in the TDF group to the holding company Tower Participations SAS. Under the terms of the transaction, TDF was valued at approximately €1.85 billion. In addition, France Telecom also subscribed to a capital increase of Tower Participations SAS for €100 million, representing 36.20% of its capital, and invested €150 million in convertible bonds issued by Tower Participations France, a subsidiary of Tower Participations SAS. This subscription to convertible bonds was pro rata to France Telecom's interest in Tower Participations SAS, and represents France Telecom's share of the financing contributed by the shareholders to acquire TDF (of which the French State must hold, directly or indirectly, the majority of shares). Should TDF's financial situation require, France Telecom is committed to a supplemental investment in the form of a subscription to new securities, which, in its case, is limited to €50 million. The net cash income for France Telecom, after reimbursement of the current accounts, is €1.34 billion. The pre-tax capital gain recorded in the income statement is €486 million, corresponding to 63.8% of the capital actually transferred.

The capital structure of the new holding company controlled by the financial investors is as follows:

- Investment funds (CDC IXIS Equity Capital and Charterhouse Capital Development): 44.20%;

- France Telecom, through Cogecom: 36.20%;

- Caisse des Dépôts et Consignations: 19.60%.

The shareholder agreement between the parties on December 13, 2002:

- gives control of Tower Participations SAS to the investment funds which hold a majority on the supervisory board. In the event of non-compliance with the terms of the contract provisions regarding the composition or control of the supervisory board or the rules on majority at Tower Participations SAS shareholders' meetings, the shareholders have undertaken to pay pro rata between the defaulting parties an indemnity of €400 million to the investment funds; and

- constitutes the liquidity rights of the shareholders by establishing subject to legislative provisions in effect, certain preemptive, tag along and drag along rights (see Note 3 in the Notes to the Consolidated Financial Statements).

For more information on the distribution of capital gains resulting from the subsequent sale of Tower Participations SAS shares, see Note 3 in the Notes to the Consolidated Financial Statements.

Sale of Casema

Following the decision of Liberty Media to pull out of the discussions on the purchase of Casema Holding BV, the third largest cable TV operator in The Netherlands, after the Dutch competition regulation authorities declared their intention to move into phase 2 of their review of the transaction, France Telecom pursued discussions with other potential buyers and, on January 28, 2003, sold its 100% interest in Casema to a consortium of financial investors comprised of Carlyle, Providence Equity and GMT Communications Partners. Under the terms of the transaction, the company was valued at €665 million.

A portion of the Casema's payment resulting from the transaction was allocated to repaying bank loans amounting to €163 million, while the remaining €502 million was used to repay all bank overdrafts granted by France Telecom to Casema.

Sale of Eutelsat

On February 4, 2003, France Telecom entered into an agreement with Eurazeo for the sale of its interest (23.14%) in Eutelsat to a holding company formed for that purpose and majority-controlled by Eurazeo. France Telecom will reinvest to hold 20% in the holding company, which in turn holds 23.14% of Eutelsat. The transaction remains contingent upon approval by the regulatory authorities. It does not affect the commercial agreements signed with Eutelsat by France Telecom and its subsidiaries in conjunction with their operating activities.

Under the terms of the transaction, Eutelsat is valued at €1.93 billion and France Telecom's 23.14% holding is valued at €446.7 million. The holding company will borrow €92 to €120 million to pay for the acquisition. Depending on the final amount of the bank loan, France Telecom will reinvest between €68 and €74 million in the holding company resulting in a 20% holding. France Telecom's net income from this transaction will be between €373 and €379 million. This amount will be paid in cash to France Telecom on the date the transaction is completed, which is scheduled for the second quarter of 2003.

Sale of Wind

France Telecom signed an agreement with Enel on March 20, 2003 relating to the sale of its 26.6% interest in Wind. This transaction remains contingent upon approval by the regulatory authorities.

The net proceeds of the sale amount to approximately €1.3 billion, valuing Wind at €5 billion. Price adjustment clauses provide for price increases in the event that Enel sells, before December 31, 2004, all or part of its Wind shares for a price which would value Wind at higher than €5 billion. The agreement also provides for the reimbursement of the approximately €0.2 billion shareholder advance that France Telecom granted to Enel as well as the release of the counter-guarantees that France Telecom granted to Wind to cover a portion of the guarantees that Enel granted to financial institutions relating to deferred payment of Wind's UMTS license and annual payments made by Wind for rights of way to Italian railroads. The shareholders' agreements governing the relationships between Enel, France Telecom and Wind will be terminated in order to effect the sale. See "5.10.6 Other commitments—Off balance sheet commitments related to investment securities". France Telecom has agreed to not re-establish itself on the Italian fixed line, wireless and data transmission market sectors, with the exception of Internet and directory services, before December 31, 2004.

4.6 Competition

4.6.1 Orange

Orange faces significant competition from providers of wireless communications on a pan-European basis, such as Vodafone, T-Mobile (Deutsche Telekom), mmO$_2$, TIM (Telecom Italia Mobile), Telefónica Móviles, NTT DoCoMo and Hutchison Whampoa, all of which have international networks. In addition, Orange's network operators face competition from national operators in each of the countries in which they operate. To the extent that wireless devices displace fixed line telephones, Orange competes with fixed line telecommunications providers.

France

Orange France's main competitors are SFR and Bouygues Telecom. SFR, which is controlled by Vivendi-Universal and partially held by Vodafone, started GSM900 operations in 1992. Bouygues Telecom, which is controlled by Bouygues, a French conglomerate, and partially owned by BNP-Paribas, has operated a GSM1800 network since 1996. At December 31, 2002, Orange France's market share in France (including the French overseas departments) was 49.8%, compared to 35.1% for SFR and 15.1% for Bouygues Telecom. During 2002, the net increase in the number of Orange France customers was approximately 1.4 million of the 1.6 million new registered customers on the French market (including the

French overseas departments), compared to approximately 1.0 million for SFR and a decrease in Bouygues Telecom's client base of approximately 0.8 million (source: ART). The competitive landscape has been stable since the entry of Bouygues Telecom as the third GSM operator. Orange France, SFR and Bouygues Telecom have been awarded UMTS licenses for the French market. Furthermore, in December 2002, the *Autorité de Regulation des Telecommunications* dismissed Tele2's claim for the settlement of a dispute following Orange France's refusal to enter into a virtual wireless operator agreement with Tele2.

United Kingdom

Orange UK's principal competitors in the United Kingdom are the three other existing operators of wireless communications networks, Vodafone, O2 (wholly-owned by mmO2) and T-Mobile (wholly owned by Deutsche Telekom). All of them commenced their operations before Orange UK. At December 31, 2002, Vodafone, O2 and T-Mobile accounted for approximately 25.4%, 24.3% and 18.2%, respectively, of all wireless customers in the United Kingdom, while Orange UK had approximately 27.2% of all wireless customers, according to Mobile Communications.

In addition to the current wireless network operators in the United Kingdom, Orange UK will face competition from the new UMTS entrant, Hutchison 3G UK Ltd, which will market services under the brand name "3." Hutchison 3G UK Ltd is owned by a consortium that is majority-controlled by Hutchison Whampoa and also includes NTT DoCoMo and KPN Mobile as shareholders.

In November 1999, a joint venture between the Virgin group and Deutsche Telekom became the first virtual wireless network operator in the United Kingdom when it launched its service, purchasing airtime from One2One (currently T-Mobile). Its market share was approximately 4.9% at December 31, 2002.

To the extent that wireless devices are substituted for fixed line telephones, Orange UK competes with providers of fixed line telecommunications services, including British Telecom, and operators of cable telephony systems.

Other Countries

In other markets where Orange has wireless activities, it faces strong competition. In most cases, the principal competitors of Orange are subsidiaries or joint ventures of other large telecommunications providers. For example:

- In Switzerland, Orange Communications SA competes with other wireless network operators, including Swisscom Mobile, which is owned by Swisscom and Vodafone, and Sunrise, controlled by TeleDanmark. At December 31, 2002, Orange Communications SA's market share in Switzerland was approximately 17%, compared to approximately 63% for Swisscom Mobile and 20% for Sunrise.

- In Belgium, Mobistar competes with two other operators: Proximus, which is owned by Belgacom and Vodafone, and BASE (formerly KPNO), which is owned by KPN Mobile, the Dutch telecommunications group. At December 31, 2002, Mobistar's market share in Belgium was approximately 30.4%, compared to approximately 53.8% for Proximus and 15.8% for BASE.

- The Netherlands is one of the most competitive wireless markets in Europe with five network operators: KPN Mobile, which is indirectly owned by KPN and NTT DoCoMo; Vodafone; O2, which is wholly-owned by mmO2; and Ben, which is owned by T-Mobile International and Dutchtone. At December 31, 2002, Dutchtone's market share in The Netherlands was approximately 8.6%, compared to approximately 42.1% for KPN Mobile, 26.3% for Vodafone, 10.9% for O2 and 12.1% for Ben.

- Orange Romania competes with three other operators: MobiFon/Connex (53.1% of market share), Telemobile/Zapp (1.4% of market share) and CosmoRom (2.0% of market share). As of December 31, 2002 MobiFon/Connex is owned by Telesystem International Wireless, Vodafone and other financial investors. Telemobile/Zapp is primarily owned by Inquam, which is controlled by the investment fund Qualcomm. CosmoRom is majority owned by Rom Telecom, the national Romanian telecom operator. Orange Romania had a market share of 43.5% at December 31, 2002.

- In Denmark, Orange A/S competes with three other operators: TDC Mobil, which is part of the TDC Group, Sonofon, which is controlled by the Norwegian telecommunications operator Telenor, and Telia Danmark, which is wholly-owned by the Swedish telecommunications company Telia. At December 31, 2002, Orange A/S's market share in Denmark was approximately 12.2%, compared to approximately 47.9% for TDC Mobil, 28.4% for Sonofon and 11.5% for Telia Danmark.

- In Slovakia, Orange Slovensko's current competitor is Eurotel, which is owned by Atlantic West and Slovak Telecom, which is in turn majority-owned by Deutsche Telekom. At December 31, 2002, Orange Slovensko's market share was approximately 60%, compared to approximately 40% for Eurotel.

- In Egypt, ECMS was the first wireless operator and at December 31, 2002 was the leader in terms of market share for both the prepaid and contract markets. At December 31, 2002, ECMS's only competitor is Vodafone Egypt, which was formerly known as Click services.

- In Italy, Wind competes with two other wireless GSM network operators. Telecom Italia Mobile, which is controlled by Telecom Italia, and Omnitel, which is controlled by Vodafone. In August 2002, the European Commission accepted the separate sale of the business assets of Blu, the most recent entrant in the Italian GSM Mobile market, to the other Italian mobile operators. However, Blu ceased operating in September 2002 when all of its business assets were bought by Telecom Italia Mobile, Tre, Wind and Omnitel Vodafone. At December 31, 2002 Wind's market share in Italy was approximately 15.5%, compared to 46.8% for Telecom Italia Mobile, 34.1% for Omnitel Vodafone and 3.6% for Blu. Blu's customer base has been transferred to Wind. In addition, Wind will be in competition with a new operator, Tre (Hutchinson), which was awarded a UMTS license. Tre postponed the launch of its UMTS operations until spring 2003. A UMTS license was also awarded to IPSE in 2000. In 2002 IPSE froze its UMTS investments and announced it would commence negotiations with the Italian Regulator in order to trade its UMTS frequencies. Orange signed an agreement on March 20, 2003 regarding the sale of its 26.6% interest in Wind to Enel. See "4.5 Divestitures — Sale of Wind".

- In India, BPL Mobile competes with Hutchison Telecom Max, held by Hutchison Whampoa, and has an exclusive user's right to the brand Orange in this market. BPL Mobile's other competitors in Mumbai are Airtel (Bharti Group) and Dolphin (MTNL Group).

4.6.2 Wanadoo

Wanadoo operates in strong and rapidly changing markets, due primarily to the development of new access technologies, such as ADSL. In addition, Wanadoo faces significant competition in these markets due to the presence of powerful competing operators.

Internet access

France

The Internet access market in France is rapidly changing and was marked in 2002 by further consolidation around the leading service providers. However, the French Internet access market remains extremely competitive. Wanadoo's principal competitors in the French Internet access market include:

- International Internet access providers affiliated with telecommunications operators, such as AOL, T-Online (Club Internet), Tiscali and 9 Telecom;

- cable companies, such as Noos;

- independent local and national (Free) Internet access providers; and

- businesses that provide Internet access to customers, such as banks and major retailers.

Most of Wanadoo's competitors are now focusing primarily on broadband products (mostly ADSL). Wanadoo was one of the first Internet service providers in France to offer a wider range of ADSL products (128, 512 and 1024K) to assist its customers and prospects in making the transition from their narrow band products by offering additional convenience in terms of speed and unlimited connection.

International

Wanadoo's principal competitors in international markets are local players, such as telecommunications operators, cable companies and local and multinational independent service providers, such as:

- United Kingdom: AOL and BTOpenworld (British Telecom);

- Spain: Terra (Telefonica), Ya.com (T-Online), Arrakis (British Telecom) and AOL;

- The Netherlands: Planet Internet (KPN), Freeler and Tiscali World Online; and

- Morocco: Maroc Telecom.

As in France, Internet access providers in international markets where Wanadoo competes offer "free" or "subscription-free" access, as well as limited, semi-limited or unlimited all-inclusive packages including local calls. In the conventional narrow band market with or without subscription, semi-limited (for Spain) and unlimited packages (for the United Kingdom and The Netherlands) continue to make progress. However, as in France, the increase in unlimited packages was more pronounced for broadband products. Through innovative marketing, Wanadoo has helped to make these markets more dynamic by increasingly expanding access to its entire ADSL and cable offering.

Portals

Wanadoo faces competition in each of its markets from numerous global or local portal providers, which are categorized by Wanadoo into three principal types:

- Competition from portals of other access providers that group together many sites offering personalized services and easy accessibility, encouraging their users to increase the amount of time they spend on the site. In France, such competitors include AOL France, Club-Internet, and Free. In Wanadoo's principal international markets, such competitors include AOL and Terra in Spain, Planet Internet in The Netherlands and Tiscali;

- Direct competition from portals offering general sites to a large number of users and providing increasing amounts of local content and search engines in order to increase their user base. In

France, these portals include Yahoo!, Lycos and Microsoft/MSN. In international markets, Wanadoo competes with the global players listed above, as well as other international portals such as Google, and local players such as Terra in Spain; and

- Other media such as newspapers, television, radio and other advertising media (billboards, etc.).

E-Commerce

In the e-commerce market, Wanadoo competes with four principal types of players:

- Internet sites of large retailers and other intermediaries and businesses that are present in traditional commercial markets. These companies are attempting to capitalize on their brand recognition to increase their share of the e-commerce market. These Internet sites include FNAC, Barnes & Noble, Havas Voyage, Carrefour and Tesco;

- Independent e-merchants that are not players in the traditional commercial markets but that have benefited from the rapid development of Internet technology to directly target consumers, such as Amazon;

- Auction sites and sites of intermediaries that offer to find the lowest prices for articles sold on the Internet; and

- Wanadoo's e-commerce business also faces competition from other traditional retailers, such as Darty, Carrefour and Virgin.

Directories

Printed Directories

Wanadoo believes that it is a leading publisher of printed directories in France. Wanadoo faces competition from several competing publishers of printed directories, mostly in the regional directories market.

Competition in the directories business is increasing, and centers around the European publisher Telenor multimedia, now Findexa, which controls a large number of local directory publications, including the *Soleil* directory, and currently holds approximately 8% of the French directories market.

Online Directories

Competitors of the Internet yellow pages offered by *Pages Jaunes* (pagesjaunes.fr) are Liad, Maporama, 1bis.com (Planfax), the *Soleil* Directory, the Post Office Directory, Scoot and the "City Guides" published by the *Presse Quotidienne Régionale.*

4.6.3 Fixed line, voice and data services — France

Fixed Telephony

France Telecom's fixed line network services face substantial and increasing competition in France. France Telecom's competitors in this market include international telecommunications carriers and numerous fixed line telecommunications operators, as well as cable companies. France Telecom also believes that an increasing proportion of calls that would previously have been made over the fixed network are now being made on wireless telephones. Despite this increased competition, France Telecom has retained significant market share in France. At December 31, 2002, France Telecom estimates that it controlled 64.3% of the long distance (domestic long distance and international calling combined) fixed line telephony business in France, while its competitors interconnected on France Telecom's network controlled the remaining 35.7%.

After the implementation of carrier selection for local calls at the beginning of January 2002, France Telecom is also in direct competition on this market. According to France Telecom, this has resulted in a reduction of its share of the local call market to 80.9% as of December 31, 2002, with the competition picking up all the local traffic from pre-selected customers of a long-distance operator other than France Telecom. Apart from this mechanical effect, the rate of increase by France Telecom's competitors slowed in 2002 and their local market shares stabilized in the second half of 2002.

France Telecom's current principal competitor in all markets, Cegetel, is a nationwide operator that competes with France Telecom's local and international long distance business. Cegetel operates through the Telecom Development network well as through interconnection to France Telecom's network. Cegetel's shareholders include Vivendi Universal and Vodafone. In the consumer market, France Telecom's main competitors in 2002 were Global Tele2, Cegetel and, to a lesser extent, 9Telecom. In the business market, France Telecom also competes with other operators, principally Cegetel, Worldcom, Colt, LDCom with the purchase of Kaptech, Belgacom, Ventelo, 9 Telecom, Firstmark and Squadran, as well as Completel.

With the opening of the market, certain specialized operators have also emerged. Cable television network operators and cable and Internet service providers may also emerge as a source of regional competition in the area of domestic telephony because the French law concerning telecoms regulation (the Loi de Régulation des Télécommunications, or LRT) provides that cable service providers may provide telecommunications service through the networks of cable network operators. Furthermore, technological innovations are allowing France Telecom's competitors to provide telecommunications services to customers without using existing telephone lines: cable, wireless, satellite or power line access. These possibilities are expected to have the effect of further stimulating competition.

Since January 1, 2001, France Telecom has been required to provide its competitors with unbundled access to the telephone lines running into the premises of the end customer to the local switch, to the local concentrator or to the France Telecom switchboard, at prices based on the cost of the service rendered.

Since unbundling agreements were signed with the different operators at the end of 2001, 129 shared rooms have been ordered and delivered. At December 31, 2002, four operators were active in unbundling: Colt, Easynet, Free and LD Com.

Data Transmission

The market for data transmission services in France has been open to competition since January 1993. In this market, France Telecom currently competes with AT&T, Cable & Wireless, Cegetel, Colt, Infonet, T-Systems, Worldcom, Completel and Easynet. France Telecom believes that the geographic coverage, high capacity and technological strength of its Transpac network leave it well positioned to face competition in this market.

The data transmission services market is experiencing strong growth as businesses adopt new data-intensive business applications, such as electronic commerce, corporate intranets and virtual private networks, voice communication over the Internet, video streaming, broadcast multimedia, application hosting services and other products and services based on Internet Protocol data transmission. These new applications are driving the demand for bandwidth and for value-added services, such as LAN and IP VPN-interconnect services, which give France Telecom's business customers greater flexibility in the transmission of data and higher bandwidth capacity. The same factors are also driving demand for integration and management of applications and private networks that connect workstations within a building or connect a number of business sites.

4.6.4 Fixed line, voice and data services — Outside France

Data Transmission

Equant operates in a very dynamic, highly competitive and fragmented market that is in a constant state of change. The wave of recent bankruptcy filings demonstrates the transition the industry is currently experiencing. Equant faces competition from established global service providers and more and more from traditional telecommunication operators which are looking for growth areas outside their national markets. Equant faces competition from four principal types of companies. The main categories of competitors are:

- The Global Service Providers: Equant's established competitors in the traditional network services market include the following companies: WorldCom, Infonet, AT&T, BT Ignite (operating independently following the termination of BT and AT&T's joint venture) and Cable & Wireless. The restructuring of some of Equant's competitors may allow them to compete with Equant more effectively.

- "New Generation" Operators: Newer entrants such as Global Crossing (which declared bankruptcy in January 2002), COLT Telecom and Level 3 Communications have entered the market but do not necessarily offer end-to-end solutions with the same geographic scope. These newer competitors are more focused on point-to-point or IP-based network services as well as providing bandwidth to other carriers.

- Local Voice and Data Service Providers: In certain jurisdictions in which we offer services, Equant also competes with historic providers, some of which still have special regulatory status and the exclusive rights to provide certain services (such as local loops), and virtually all of which have historically dominated their local telecommunications markets.

- "New Generation" Providers: In the hosting and application market, Equant competes with companies such as Corio, Akamai, Loudcloud and Exodus (acquired by Cable & Wireless in January 2002). Even though the business model of these new providers is still in flux, most of these companies are focused on offering application services rather than infrastructure services.

As the market becomes more competitive, Equant believes that price, end-to-end solutions and a concentration on customer service will play an increasingly important role. Customers also require design, implementation and support services for network and desktop technologies, as well as supply and distribution of desktop and network equipment. The marketplace for fulfillment, desktop and network integration services is fragmented both geographically and in terms of competitor organizations. The main categories of competitors for these services include computer service companies, outsourcers, computer manufacturers and network integrators. Competitors include companies such as AT&T, Electronic Data Systems Corporation, IBM, BT, Unisys Corporation and Getronics NV. Competition in fulfillment services is primarily price driven, while competition in desktop and network integration services is more a function of the ability to provide additional services including design, implementation and support.

Wireless Activities (outside of Orange)

- In Poland, PTK Centertel competes with two other operators: PTC Era GSM and Polkomtel. PTK Centertel had a market share of 32.6%, PTC Era GSM had 34.3% and Polkomtel had 33.1% at December 31, 2002 (source: Mobile Communications).

- In Lebanon, FTML competes with one other operator, Libancell. As with FTML, the BOT contract of Libancell was also terminated but it has been subsequently allowed to continue until the two additional mobile telephony licenses are granted. See "4.14.3 — International arbitration".

4.7 Research and Development

France Telecom has long considered research and development (R&D) to be of paramount strategic importance and it continuously strives to shorten the time-to-market for newly developed products through its customer-focused research and development activities. Research and development teams work together with business units to develop targeted research projects.

France Telecom allocates considerable sums to finance its research and development. Between 2000 and 2002, investments in research and development, together with the personnel costs and other operating expenses related to research and development, increased from €449 million in 2000 to €567 million in 2001 and to €576 million in 2002 (before depreciation).

France Telecom currently employs approximately 3,000 engineers, scientists and researchers within its research and development unit. In addition to its facilities in France, at December 31, 2002, France Telecom had research laboratories in Boston, London, Warsaw, San Francisco and Tokyo. In particular, Orange opened its new Orange Innovations Centre in Boston, Massachusetts, on July 18, 2002.

In addition to registering patents and creating value for intellectual property (see "4.8 Intellectual Property"), France Telecom is continuously strengthening its involvement with innovative partners in France, Britain and Poland, as well as the United States and Asia.

Enhancement of services already provided by the France Telecom group remains one of the most significant applications of R&D efforts. In the fixed line telephony division, for example, Top Message, 3000 and business call centers count among the services that benefit from its work in voice technology. Research and development is also responsible for the new contact services opened in 2002: Imprevisto, @llo and "Présentation du Nom", completed in March by the "Voice contact" unit.

In the business services division, the work carried out by the R&D unit has, for example, enabled Orange France to offer a wireless virtual private network (VPN) service. The design of security tools is also one of France Telecom's strong points and, in 2002, included the development of software components for use in the creation of public key infrastructures (systems allowing encrypted data to be exchanged without requiring a shared secret key), the design of a fraud detection software application based on "neuron networks", and the creation of a center of excellence dedicated to security.

In the wireless equipment division, a testing and development program is studying the fundamental aspects of future broadband data and voice networks.

In the Internet division, research and development work has focused mainly on high speed, very high speed, Internet developments, the connecting of correspondents (identity, presence, localization, directory, customer profile), payment methods and security.

The R&D work allows the France Telecom group to refine its Wi-Fi and Bluetooth offers.

Finally, the R&D work for the TP Group in 2002 has been concentrated on the following projects: the change of the "know-how" transfer system, the Skill SS7 project center, construction of an integration center, the transmission project, the potential use of MPLS and VPN and IPv6, VoIP, the local loop unbundling project, the VoDSL project, the XDSL chain (BAS test, XDSL test, access to network evaluation, via DSL), Aperto, the accessibility service laboratory, the NGN study for TP SA, IP Centrex, CR, CCBS, NP, SMS, ATM, the potential use of MPLS and VPN, the home networks platform, streaming services, access to the IN number from abroad, the IN added value service, development of the local loop for high speed services, outbound call centers and Internet cooperation tools.

At December 31, 2002, France Telecom's R&D costs increased to €639 million (including depreciation allowances), of which €564 million were costs attributable to France Telecom R&D. Of this latter amount, 45% of the costs relate to personnel costs.

4.8 Intellectual Property

France Telecom

France Telecom files a large and growing number of new patents (230 in 2001 and 265 in 2002) and software programs (186 in 2001 and 225 in 2002) each year. Many of these patents are commercialized worldwide in the form of licensing agreements (eConf, an IP video-conferencing and telephony solution), licensing programs like Turbocodes, or through "patent pools" like MPEG. France Telecom has also developed a significant body of trade secrets and corporate knowledge in areas such as "m-payment" (using wireless telephony as a payment method) or home automation (smart, interactive homes). France Telecom believes that this intellectual property is of great value and enables it to improve the quality of its services and products and to expand and refine its offerings to its customers.

France Telecom's trademark portfolio contains approximately 3,500 trademarks and brand names covering all business segments both in France and internationally. This portfolio includes the France Telecom name, the ampersand logo and "Numeris", which are filed in countries around the world, as well as trademarks such as "Amarys", "Minitel", "Numero Vert", "Numero Azur" and "Numero Indigo", many slogans like "Happiness is as simple as a phone call away" and various other logos. France Telecom has licensed the use of the France Telecom name and the ampersand logo to certain subsidiaries, notably Transpac and GlobeCast.

France Telecom has also registered a large number of domain names, including "france-telecom" and "francetelecom" under various generic domain names ending in .com, .fr, .net, .org, .info, and .biz, in France and in most of the countries where France Telecom conducts business or plans to do business. France Telecom has also registered a variety of other domain names relating to its trademarks and brands, including "audiotel", "minitel", "bizao", "ebn", "educaviz", "le 12", "netcompagnie", "opentransit" and "primalist". France Telecom is committed to the protection of its trademarks and domain names and vigorously defends them.

Orange

Orange holds, directly and indirectly, a large portfolio of intellectual property items, including various rights in various to telecommunications related patents and software, as well as trademarks and brand names. This portfolio of intellectual property rights contains some of Orange's most valuable assets.

In the United Kingdom, the Orange brand was developed by Orange UK, a wholly-owned subsidiary of Orange that has operated the Orange wireless telecommunications network under the Orange brand since 1994. In the last four years, wireless operators have been licensed to use the Orange brand in Australia, Denmark, the Dominican Republic, France, Hong Kong, India, Israel, Romania, Slovakia, Switzerland, Cameroon, the Ivory Coast and Thailand. In addition, Orange's activities in The Netherlands and Botswana will be renamed during 2003. Orange intends to license the Orange brand in other countries. See "4.3.1.6 Licensing agreements."

Since launching its services in the UK in 1994, Orange UK has made and continues to make considerable investments in the development of the Orange brand (the main elements of which are the word mark "ORANGE", the "Orange" logo, the color orange, and the slogan "the future's bright, the future's Orange") both in the UK and abroad. These investments have resulted in an extensive portfolio of trademark applications and registrations which is complemented by a portfolio of domain names including orange.com, orange.net, orange.co.uk and orange.fr. Further, the investment has resulted in a high level of international and national brand awareness and recognition, and a great deal of highly valuable goodwill in the Orange brand.

Orange also holds a majority interest in mobile operations in The Netherlands, Belgium, Madagascar, Botswana and Egypt, which operate under the brands Dutchtone, Mobistar, SMM, Vista Cellular and MobiNil. Orange's minority owned interests in Italy, Portugal and Austria operate under the brands Wind, Optimus and ONE.

Many of the Orange group's subsidiaries also own, license, and are authorized to license intellectual property rights that subsist in a variety of products, services and other technologies.

Wanadoo

Wanadoo is the owner of and has registered a large number of trademarks and domain names in a wide variety of products and services in France and internationally. In particular, Wanadoo is the owner of the trademarks "Wanadoo", "Pagesjaunes.fr", "Voila", "Goa", "@près l'école", "Mappy", "Alapage" and "Marcopoly".

Wanadoo has also registered a large number of domain names, including "wanadoo.fr", "wanadoo.com", "wanadoo.net", "voila.fr", "voila.com", "voila.net", "goa.fr", "goa.com", "pagesjaunes.fr", "mappy.fr", "mappy.com", "apreslecole.fr", "apreslecole.com", "apreslecole.net", "alapage.fr", "alapage.com", "alapage.net", "marcopoly.fr" and "marcopoly.com".

Wanadoo has also registered or applied to register a large number of domain names for each of its sites in the countries where it does business now or plans to in the future.

4.9 Suppliers

France Telecom

France Telecom obtains telecommunications equipment from a wide range of large manufacturers worldwide. France Telecom does not believe that it is dependent on any one of its manufacturers.

Orange

For network equipment, Orange uses the standard equipment available from a certain number of suppliers. Most of the equipment for the GSM network is purchased from Nokia, Motorola, Alcatel, Ericsson and Nortel. Certain subsidiaries also purchase certain network components from various other key suppliers, including Siemens. For future UMTS services, Orange has entered into framework agreements with Alcatel, Ericsson and Nokia that remain in effect until the end of 2003. These agreements are now being renegotiated and should be completed by the end of 2003.

For handsets, Orange purchases equipment from all of the major manufacturers of wireless telephones, namely Nokia, Motorola, SonyEricsson, Siemens, Alcatel, Sagem, Philips, Trium (Mitsubishi), Panasonic, Samsung and NEC and, since 2002, from HTC, the manufacturer of the Windows® Powered SPV process. Orange offers a wide product range running from entry-level to feature-rich products in order to meet the needs of the customers in terms of price, ease of use and enjoyment. The types of handsets offered and cost of handsets to the customers vary from country to country. Orange offers high speed GPRS handsets and intends to offer handsets adapted to wireless communication with other appliances such as computers, cameras and personal organizers.

Orange currently purchases its SIM cards from five main suppliers, namely Gemplus, ORGA, Schlumberger, Oberthur and Incard. Orange believes it has sufficient access to SIM card supply.

TOP Purchasing Program

In the framework of the Ambition FT 2005 plan and the "TOP" enhancement of operations program, France Telecom launched the "TOP — Purchasing" or "TOP — Sourcing" program in December 2002. This program was launched due to the strategic character and the financial significance of purchasing within the France Telecom's cost structure. It is based on a new approach the aim of which is to reduce "Total Acquisition Costs" by deploying new policies for purchasing and orders. France Telecom has decided to systematically group the volumes of orders, to select the best suppliers and to rationalize specifications for all of its business units worldwide.

In order to strengthen the success of the "TOP" purchasing program, France Telecom has adapted its decision-making and management structures by creating a new centralized group devoted to purchasing, known as the "Purchasing and Performance Improvement" group. This group, which brings together all the staff members responsible for purchasing, is coordinated by the purchasing and performance improvement manager, who is a member of the Executive Committee. As part of this group the purchasing managers, who specialize by area or type of purchase, coordinate purchasing activities, based on standardizing purchases and simplifying or harmonizing specifications. At the France Telecom group level, the purchasing managers for the entities will ensure that the policies relating to purchasing and selecting of suppliers are applied in accordance with the needs of the entities. The savings will come primarily from the different purchasing categories for day-to-day services, and will principally result from the reduction of the number of suppliers.

4.10 Seasonality

France Telecom

In general, France Telecom experiences the following seasonal variations. Revenues during the third fiscal quarter (ending September 30) are generally lower than for the other fiscal quarters, reflecting a reduction in fixed line voice telephony and Internet traffic during the summer months.

Orange

The number of new telecommunications services customers in the markets where Orange is present has been generally greater during the second half of the calendar year than during the first half, primarily due to increased sales during the Christmas season. Therefore, France Telecom's revenues from equipment sales and connection charges, and the aggregate costs of subscriber equipment and dealer commissions, have been greater during the second half of the year than during the first half. However, it is difficult to predict the seasonality of subscriber connections in the future. The usage patterns of Orange SA subscribers have not exhibited significant seasonal variations, although usage is often lower in the months with fewer working days.

4.11 Property, Plants and Equipment

At December 31, 2002, France Telecom's fixed assets, including property, plants and equipment, have a total net book value of €36.3 billion. At December 31, 2002, fixed assets of France Telecom include goodwill net, amounting to €27.7 billion and other intangible assets comprised mainly of licenses (€9.3 billion), brands (€4.8 billion) and customer relationships (€3.6 billion). France Telecom owns real estate as well as numerous telecommunications installations in and outside of France, including switches of various sizes, transmission equipment, computer installations, cable networks and base stations for wireless networks.

Although none of its properties fall within the public domain, the Minister of Economy, Finance and Industry has the power to block, or to impose conditions on, any proposed divestiture or transfer by France Telecom of any part of its telecommunications network infrastructure deemed necessary for it to meet its public interest obligations. This procedure was used only once in 2001 for a network component in one of the Overseas Departments, in which case the Minister of Economy, Finance and Industry gave his approval. See "Item 6. Directors, Senior Management and Employees — 6.3 Corporate Governance — Governmental and parliamentary oversight".

4.12 Networks

Over the past 20 years, France Telecom's network has evolved into one of the most technologically advanced networks in the world, with fully digital trunk switching and international switching, totally digital local switching, totally digital transmission, nationwide access to the Numeris ISDN network, a packet-switched and Frame Relay data network, a videotext network and an Internet access network. In 1999, France Telecom launched the IP 2000 Network, an all-Internet-protocol network designed primarily to carry rapidly expanding Internet traffic. Its *Service Multi-Site Haut Débit* (SMHD) offers fiber connections up to 2.5 Gbit/s among individual customers' facilities located within the same metropolitan area.

Between 2000 and 2002, deploying the ADSL network was a major achievement for France Telecom, which invested €361 million to install DSLAM equipment in its distribution frames (network nodes to which customers are connected). At December 31, 2002, 71% of the French population was covered and over 1.4 million customers were connected to high speed ADSL.

In November 2002, France Telecom completed its three-year plan to eliminate 340 E10N1 automatic switches based on the old technology.

4.12.1 Data transmission network

Fiber optic cable network

Capable of operating at speeds of up to 10 Gbit/s, fiber optic cable vastly exceeds the capacity of traditional copper cable or radio links. In 2002, France Telecom installed approximately 6,000 kilometers of fiber optic cables in its regional network in France.

New dense wavelength division multiplexing, or DWDM, technology is now deployed on the long distance networks to further boost transmission speeds with potentially up to 80 wavelengths per fiber. At December 31, 2002, 52 DWDM systems were installed in the long distance network in France and 47 were installed in France Telecom's European Backbone Network. Twelve of those systems are of mixed use and serve both networks.

In addition, France Telecom offers direct fiber optic connections to provide extra high speed services to its corporate customers. At December 31, 2002, a total of 8,875 customer distribution frames were connected to the France Telecom network by fiber optic cable (compared with 7,232 customer optical distribution frames in 2001).

Synchronous digital hierarchy (SDH)

At December 31, 2002, France Telecom had installed more than 625 links of 2.5-Gbit/s synchronous digital hierarchy, or SDH, transmission systems on its network in France. SDH, which is a relatively inexpensive technology, allows for a simpler and more easily managed network with enhanced reliability. In France, through the use of a stand-by network and self-healing rings, the SDH optical network is fully protected against single cable failures. France Telecom is developing further its SDH networks by installing other SDH rings.

Asynchronous transfer mode (ATM)

France Telecom is one of the principal developers of asynchronous transfer mode, or ATM, technology. ATM technology permits data, text, voice, video and multimedia signals to be transmitted simultaneously between network access points at speeds of more than 155 Mbit/s. ATM technology allows France Telecom to provide better local area network, or LAN, interconnections, data transmission and flexible bandwidth delivery.

Since 1994, France Telecom has deployed an ATM backbone network able to carry high-rate services. At December 31, 2002, this network was composed of 259 sites (423 cross-connects). It supports the InterLan and MultiLan end-to-end services and the video transmission service, Videodyn, which provides temporary television hook-ups. It also collects ADSL data flows and delivers some of them to the IP network via a BAS interface.

4.12.2 Internet-related networks

Structure of the IP network

In order to provide high quality and high volume transmission capacity adapted to the needs of its customers, Wanadoo uses France Telecom's IP network, a high-performance network that was developed for bandwidth scalability and broadband (principally ADSL) compatibility and that is continually upgraded

to enhance its capacity and capabilities. France Telecom's analog and digital (Numeris) telephone network Internet users are connected using network access servers (NAS) located throughout France that offer modem speeds of up to 56 Kbit/s for analog access and up to 64 Kbit/s for digital access.

The deployment of the NAS code 7 technology allows IP traffic to be directed to the level of the consumer switch, optimizing transmission and switching costs. ADSL customers are connected via Broadband Access Servers (BAS) which provide an Internet to client connection speed from 128 Kbit/s to 1Mbit/s. The NAS and BAS are connected to the Wanadoo platform and to the Internet network via a national IP transport network or backbone transporting around 40 Gbit/s at the end of 2002. The deployment of the IP network is led by technical teams from France Telecom's technical crews, which provide supervision 24 hours a day, seven days per week.

France Telecom's IP network (Autonomous System 3215) is a multi-access network and can be scaled to adapt to increased traffic volume and new technological standards, under the guidance and expertise of France Telecom Recherche & Développement, which, among others, evaluates and experiments with new high speed transmission technologies. The current IP network, which was designed as of mid-1998 and introduced in February 1999, and was significantly reinforced in the first half of 2000 to carry all national IP transport flow and interface with the world-wide Internet network.

France Telecom's world-wide Internet network (Autonomous System 5511) was constructed between 1997 and 1999 and connects the principal Internet networks in different locations throughout the world. It was constructed using the latest IP transmission and switching technologies, including France Telecom's high speed networks in Europe (European Backbone Network) and the United States (North American Backbone Network). The network was built on land and submarine high speed lines of multiple Gigabite/s and provides France Telecom and Wanadoo customers with high-quality Internet connections.

The Wanadoo platform

The Wanadoo platform is based on a segmented, secure and modular architecture that uses proven market technology and is able to adapt to an increase in capacity and user numbers. An invaluable industrial tool, the platform provides for the separation of development, authentication and production functions and reinforcing the quality of service offered to customers.

The production platform is supervised 24 hours a day, seven days per week by a dedicated team. The platform's architecture is organized around the various aspects of Wanadoo's service, such as network access, portals and services, the operating support system and the business support system. These component parts are linked by Ethernet switches and are protected by firewalls designed to offer protection from attack. The production platform is connected to the analog and digital telephone access network and the ADSL network through France Telecom's IP transport network.

The production platform consists of approximately 1,500 servers through Unix, Linux or Windows and hosts multiple services, including Web services, search engines, communication services, games, personal Web pages, news, and e-mail. The platform design enables it to rapidly increase capacity and to handle anticipated increases in user numbers. E-mail services rely on Critical Path technology, the leader in its field. The Operations Support System, which manages user identification and service access, is composed mainly of Radius Authentication Servers and a database containing customer information.

The real time technical management and authentication system is doubly secured (double mirroring). It uses a database management technology and replications. The Business Support System is the heart of the business system. It is based on Portal's Infranet software and an Oracle database. It handles the following functions: customer management, sales administration, billing and customer accounts.

Prior to handling by the Business Support System, different modules handle subscriptions received from the different sales channels and feeds them into the customer database. The Business Support

System feeds data into the customer service data system, which enables telephone customer service staff to respond to customers and follow up on customer contacts. The Sales and Marketing Data System, which also receives data from the Business Support System, is used to analyze statistical data.

The technologies related to portals and content represent the variety of services offered by Wanadoo, including search engines, online encyclopedias, massively multiplayer game platforms, mapping, directories and geolocator services.

Lastly, Wanadoo launched an international rationalization and industrialization program during the second half of 2001 relating to its most fundamental technical infrastructure. A number of advantages are expected from this plan, such as:

- enabling the company to combine millions of customers in Europe to take advantage of economies of scale where justified by the services,

- accelerating the development of new services by reducing the number of infrastructures supporting them, and

- facilitating deployment worldwide by sharing the company's best technologies with all its companies and subsidiaries.

The plan proceeded at a steady pace in 2002 and is expected to continue over several six-month periods.

4.12.3 Wireless telecommunication networks

The "first generation" of wireless communications, based on analog technology, provided simple voice telephony. The "second generation" of wireless communications, based on the digital Global System for mobile communications, or GSM standard, provides additional data facilities ranging from short messaging services to narrow band data. GSM is sufficient for the basic data services offered by its network operators and for basic video or multimedia applications.

"Third generation" wireless communications, which are expected to offer full interactive multimedia capabilities at data rates of up to 384 Kbit/s, are expected to bring wireless networks significantly closer to the capabilities of fixed line networks. Improvements in coding and data compression technology will provide better speech quality and more reliable data transmission. The Universal Mobile Telecommunications System, or UMTS, is the standard adopted in Europe for implementation of third generation wireless communications.

In the meantime, wireless data services will be made possible by the rollout of technological developments that will increase the speed and efficiency of existing GSM networks. High speed circuit switched data, or HSCSD, and general packet radio service, or GPRS, collectively known as "2.5G", create an evolutionary path to "3G", UMTS services.

In recent years, additional wireless technologies, such as Bluetooth, have been developed that connect wireless devices to machines. The technology is the result of the joint research and development efforts of nine leading companies within the telecommunications and computer industries, including Ericsson, Nokia, IBM and Microsoft. A tiny Bluetooth microchip, incorporating a radio transceiver, is embedded in digital devices and machines and facilitates fast and secure transmissions of both voice and data. The radio operates in a globally available frequency band, ensuring compatibility worldwide. Bluetooth is a recognized standard and is provided royalty-free to members of the Bluetooth Special Interest Group.

4.12.4 International network

Submarine cables

In order to meet the growth in telecommunications traffic, France Telecom invests in submarine cable systems. These investments may either involve purchasing an IRU (Indefeasible Right of Use), an unconditional right of use acquired for a period often equal to the period of operation of the cable, or leasing a wavelength, depending on the expected rate of return.

In June 2002, France Telecom commissioned the SAT-3/WASC/SAFE, the first optical fiber submarine cable linking Europe to Africa and Asia (from Portugal to India and Malaysia via West Africa, South Africa, the islands of Reunion and Mauritius). France Telecom is strengthening the various links in its worldwide network and providing high speed connections to its regional facilities, Reunion and its subsidiaries in Senegal, Ivory Coast and Mauritius, thereby securing the satellite links.

This nearly 28,000-kilometer long cable now fits in with the other links in the France Telecom worldwide network, which includes its European and North-American backbone networks and the submarine cable SEA-ME-WE (Europe-Asia through the Mediterranean) and allows the African continent and the Indian Ocean region to connect to the information super-highways, which historically have been concentrated among the United States, Europe and Japan.

With an investment of $96 million (representing a 15% holding in the system) out of a total budget of $640 million, France Telecom has positioned itself in a consortium of 36 operators, as one of the major investors in the cable.

In July 2002, France Telecom commissioned the Alpal 2 submarine cable that links Algeria to Spain (Palma de Majorca), which will secure the telecommunications link between Europe and Algeria. This DWDM (Dense Wavelength Division Multiplexing) cable is 312 kilometers long and is the longest optical fiber submarine cable ever laid in the Mediterranean.

Prior to that, France Telecom had already commissioned the TAT 14 transatlantic system in 2001, with more than 50 operators connecting the United States to Europe (the United Kingdom, France, The Netherlands, Germany and Denmark) with a submarine cable that is more than 15,000 kilometers long. TAT 14 alone provides capacity 64 times greater than currently offered by existing transatlantic submarine cables. France Telecom is a key participant in the TAT 14 consortium, holding 11% of the total capacity of the TAT 14 system at December 31, 2002.

France Telecom was also the initiator and one of the principal investors in the Southeast Asia-Middle East-Western Europe 3 Cable System (Sea-Me-We 3), cited above, which entered into service in 1999. This 40,000-km cable, the longest in the world, connects 33 countries and territories and more than four billion people on four continents. This state-of-the-art system provides superior quality transmission of voice, data and video traffic. Sea-Me-We 3 was the first submarine cable to use the multiplex system for long waves and is the highest capacity submarine cable ever built: 2 x 20 Gbit/s for two pairs of fiber optic cable, or 32 times the capacity of its predecessor, Sea-Me-We 2.

France Telecom is also a major participant in other cable projects: Eurafrica (between France, Portugal and Morocco), the Ariane 2 (between France and Greece), Atlantis 2 (between Western Europe, Africa and South America), the Americas 2 cable (which connects Brazil to the United States) as well as the Japan-US cables (linking Japan and the West Coast of the United States over a distance of 21,000 kilometers) and the APCN2 (Asia Pacific Cable Network 2, linking Singapore to Japan and serving the Philippines, Hong Kong, China, Taiwan and South Korea), which meet all the transmission needs generated by the explosion of data and Internet traffic across the Pacific and throughout Asia.

Satellites

France Telecom is refocusing on its core business as a telecommunications services provider and has decided to dispose of its interests in satellite operators. It sold its interest in the satellite network operator Stellat to Eutelsat in September 2002 for €181 million (see "4.5 Divestitures — Transfer of Stellat to Eutelsat"). France Telecom then signed an agreement on February 4, 2003 to sell its interest in Eutelsat, one of the largest satellite transmission providers in Europe, primarily in television program distribution and broadcasting, in which it was the largest shareholder with 23.14% of the shares since July 2001 and will keep an indirect holding. France Telecom shall continue to hold indirect interest in Eutelsat. (See "4.5 Divestitures — Sale of Eutelsat").

Owning 4.23% of its capital, France Telecom is also a shareholder in Intelsat, whose global satellite telecommunications network carries a large number of inter-continental telephone links and transoceanic audiovisual transmissions.

France Telecom will continue to use the satellite infrastructures of these operators for its needs for international telephone lines and audiovisual and data transmission. France Telecom also operates its own telecommunications satellite network, Telecom 2, which has four satellites, two of which are operated in inclined orbit (TC2A since June 12, 2001 and TC2B since October 25, 2000). The Telecom 2 network is used to establish links between the general network and the Overseas Departments and to carry audiovisual services sold by its subsidiary GlobeCast, which is a world leader in providing this kind of service.

France Telecom is also a satellite mobile telecommunications provider through its subsidiary France Telecom Mobile Satellite Communications, which primarily markets Inmarsat services, directed toward ships and aircraft, but can also provide terrestrial telecommunications services in remote locations. France Telecom is a participant in Inmarsat (International Maritime Satellite), which provides global wireless communications to ships at sea, aircraft in flight and vehicles on the road and to portable handsets.

European backbone network (EBN)

At December 31, 2002, France Telecom's European backbone network directly linked 37 cities and is interconnected with the networks of France Telecom's subsidiaries and partners. Its partners also connect their clients to the backbone network through their local loops, making connectivity a reality throughout Europe.

The EBN, a fiber optic network with an increased wavelength depending on demand, is designed to carry 80 Gbit/s on each artery, with a capacity which can be extended to 1.2 Tbit/s without laying additional cables. The network ensures high bit-rate connections from 45 Mbit/s to 2.5 Gbit/s and offers numerous advantages, among which are an availability of 99.95% centralized network management and a 24-hour help line to clients. Control of the infrastructure from end to end also contributes to a greater user-friendliness and simplicity by providing access to international services without connecting via multiple operators.

North American backbone network

Construction began in September 2000 on France Telecom's North American backbone, a 24,000 kilometer transmission backbone. This network has provided seamless access to 15 major North American cities since April 2002. It is interconnected with the world's major submarine cables and France Telecom's European backbone network via the TAT-14 (Trans-Atlantic 14) submarine cable. The secured backbone network has up to 1.6 Tbit/s of capacity to support all types of traffic, including Internet, data, voice, and multimedia, depending on demand.

This network, which cost approximately $200 million, provides France Telecom with its own network infrastructure in North America to meet the needs of the entire group, especially for capacity of high speed of Internet traffic between the United States and Europe.

Equant also uses this network to support its wide portfolio of products and services for multinational corporations, including Equant IP VPN, Equant Internet Direct, Equant Frame Relay and Equant ATM.

The North American backbone network also supports the full range of carrier wholesale services, including Open Transit Mobile, Open Transit Internet, Open Transit Bandwidth and Open Transit Voice.

The network is mainly designed for Internet and data traffic, which in volume now accounts for the majority of traffic between Europe and North America. At the end of 2002, the North American backbone network offered eleven 10 Gbit/s lines for the France Telecom IP backbone network. The network is centrally monitored 24 hours a day, seven days a week, allowing France Telecom to provide customers with detailed information on their network services in real time.

4.13 Real Property

France Telecom

France Telecom owns properties with an aggregate net book value of approximately 6.1 billion at December 31, 2002. These properties are used to house telecommunications installations, computer installations, research centers, client service outlets and administrative offices.

When France Telecom became a corporation at December 31, 1996, all the assets of the former France Telecom entity were declared to be no longer part of the public domain and automatically transferred to the corporate entity. For further discussion of France Telecom's relationship with the French State (see "4.1 History and Development.")

A real estate department within France Telecom, created in 1996, acts as the "owner" of all of France Telecom's real estate and divides its use among its various departments. These properties are leased on market terms and unused properties are leased to third parties or sold. France Telecom expects that a number of its real estate properties will become superfluous for its needs in the future. France Telecom entered into a framework agreement on November 7, 2001 with two consortia of investors for the sale of 473 properties for a total of €2.97 billion. These properties represent approximately 40% of the total surface area occupied by France Telecom in France. The majority of these properties were subsequently leased back by France Telecom. In addition, certain buildings considered to be strategic to France Telecom's network operations (44 properties) were leased back to a consortium of banks for a total of €300 million. On June 25, 2002, France Telecom entered into a memorandum of understanding with a new consortium of investors regarding the sale of an additional 457 properties for approximately €510 million. At December 31, 2002, pursuant to this protocol, promises of sale were signed for 297 properties for a price of €307 million. The first sale of 193 properties was completed on January 30, 2003, for €206 million, and the protocol foresees other sales to be completed before May 31, 2003. France Telecom estimates that the amount coming from these sales currently represents at least 90% of the total amount provided for in the agreement.

Following these transactions, the great majority of France Telecom's saleable real property will have been sold.

Orange

Orange leases land and space on buildings for the installation of radio transmitters and antennae towers throughout the countries where it operates. Almost all of its transmitter sites are leased, the majority of which were leased for initial minimum terms of five to ten years. Orange shares a substantial number of transmitter sites with other operators. It also owns or leases land and buildings for its offices, its administrative and customer service centers and its technical facilities in several locations throughout the countries where it operates. Orange believes its properties to be adequately maintained and suitable for their intended use.

Orange UK is currently re-evaluating its plan to move to "The Point" at Paddington Basin in London. In 2001, Orange plc, a wholly-owned subsidiary of Orange, signed a lease for a building under construction. The lease will enter into force once work on the building is completed, for a duration of 21 years. Orange is currently working on transferring its interest in the building, either via sub-lease or assignment.

Orange Holdings (UK) has pledged almost all of its fixed assets and those of its subsidiaries, including its largest assets, to the benefit of financial lending institutions in order to guarantee the repayment of credit lines, representing €2,545 million used at December 31, 2002.

4.14 Legal Proceedings

In the ordinary course of business, France Telecom and its subsidiaries are involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, the provision recorded provides for the lower end of the range. The amount of retained provisions is based on a case by case assessment of the risk level and does not depend on the progression of the legal proceedings, it being understood that events arising during the proceeding can nonetheless lead to a reassessment of this risk.

With the exception of the proceedings described hereafter, neither France Telecom nor any of its subsidiaries are parties to any hearing or arbitration procedure (and France Telecom is not aware of any proceedings of this nature envisaged by government agencies or third parties) for which the management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its business, financial conditions or results of operations.

4.14.1 Litigation relating to competition law

France Telecom is the subject of a certain number of claims made by competitors for alleged abuse of dominant position or anti-competitive behavior, in particular when the group is the historical operator, as in France and Poland. With regard to the claims lodged for abuse of dominant position, the plaintiffs generally request the maximum sanctions provided by the law, including the cessation of anti-competitive practices, and fines from the competition authorities, and plaintiffs or other competitors may also claim damages. The national and European community antitrust laws provide for fines that can, in theory, in their worst instances amount to up to a maximum of 10% of the revenue generated during the period of the violation.

Proceedings and inquiries before the European Commission

On November 26, 1996, the AOST association (regrouping British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Télécom and Scitor) made a claim in front of the European Commission alleging abuse of dominant position by France Telecom for its "modulance" offer. France Telecom considers that this procedure will not be continued. In the absence of formal inquiry proceedings, France Telecom considers that the three-year timeframe is to be applied, even in the absence of a formal decision by the European Commission.

On February 26, 1997, the European Commission notified France Telecom that a complaint had been filed by Cegetel for abuse of dominant position under the European Community Treaty. The allegations made in the complaint related principally to certain aspects of France Telecom's tariff policy and, in particular, certain subscription packages. Lyonnaise Cable joined the action as plaintiff in February 1998. In 2000 and 2001, the European Commission requested, and France Telecom provided, certain information concerning the facts underlying this complaint. Since that date, to France Telecom's knowledge, there have been no further developments with respect to this matter.

Beginning in July 2000, the European Commission's General Office for Competition undertook a sectoral inquiry, which was carried out all through 2001, on the conditions for unbundling the local loop and providing access to high speed services in the European Union member states. Following this inquiry, on December 21, 2001 the European Commission sent Wanadoo Interactive (a wholly-owned subsidiary of Wanadoo SA) a letter of complaint (*communication des griefs*) relating to the rate schedule for its Internet access services. The Commission believed at this state that the prices offered by Wanadoo were lower than its costs and that this practice could be an abuse of dominant position under article 82 of the EC Treaty. On March 4, 2002 Wanadoo Interactive filed its defense plea before participating in an oral hearing before the European Commission on March 18, 2002. The European Commission pursued its inquiry in 2002 and on August 9, 2002 sent Wanadoo Interactive a second letter of complaint, which it answered in October 2002. The European Commission is expected to hand down a decision during the course of the first half of 2003; however, the outcome remains uncertain at this time.

Proceedings before the Conseil de la Concurrence

On November 18, 1998, Numéricâble lodged a question with the *Conseil de la concurrence* concerning the determination of the fee paid to France Telecom for usage of cable networks for broadcasting. Numéricâble a provisional order to freeze the usage fee paid by Numéricâble at their December 1998 level, pending a decision of the substance of the case by the *Conseil de la concurrence*. The appeals made by France Telecom against this decision have been rejected. The investigation of the substance of the case has been undertaken by the *Conseil de la concurrence* but, given the time taken in the proceedings, no decision can be forthcoming before 2004.

On November 29, 1999, 9Telecom filed a complaint with the *Conseil de la Concurrence* requesting injunctions against any geographic extension of France Telecom's ADSL offers from the areas presently open (Paris and its suburbs), or an order to terminate those offers if they have already been extended, until France Telecom complies with the conditions provided for by the ART in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, the *Conseil de la Concurrence* rejected this request for injunctions, but ordered France Telecom to propose to third party operators, within a maximum period of eight weeks, an access offer to the permanent virtual network for the supply of high speed Internet access using ADSL technology or another economically and technologically equivalent offer. On March 2, 2000, France Telecom filed an appeal of the decision. The appeal was rejected in March 2001 by the Paris Court of Appeals which confirmed the decision of the *Conseil de la Concurrence*. In addition, 9Télécom filed with the *Conseil de la Concurrence* a request for a fine against France Telecom for failure to apply the February 18, 2000 decision. In July 2001, the *Conseil de la Concurrence* resolved to issue a stay on the ruling to allow for an additional inquiry. This additional examination took place through hearings, involving France Telecom and Wanadoo Interactive in December 2001. No new procedural measures have occurred from that date up until the date of this document.

In a dispute over market dominance brought against France Telecom by T-Online France, an Internet subsidiary of Deutsche Telekom, the *Conseil de la Concurrence* on February 27, 2002, upheld by a decision of the Appeals Court of Paris dated April 9, 2002, suspended the marketing and sale of Wanadoo Interactive's eXtense Internet ADSL packages in France Telecom's sales offices until July 4, 2002. The withdrawal of this suspension is conditional on the provision by France Telecom (and the acceptance by two Internet access providers) of an extranet server that will allow for the mass marketing of their high speed packages. On July 19, 2002, the *Conseil de la Concurrence* confirmed that France Telecom had indeed fulfilled its obligations and lifted the suspension on marketing. In addition, the *Conseil de la Concurrence* rejected similar requests for injunctions by Liberty Surf. These two complaints will be subject to an inquiry on the substantive issues.

Following a complaint by Groslier and an inquiry by the French antitrust authorities, the reporting judge from the *Conseil de la Concurrence* notified France Telecom on January 20, 2003 of complaints relating to its marketing of the package of Wanadoo plans in sales offices. France Telecom is accused of having financially benefited its subsidiary, of having engaged in harmful practices, and of having used its information to promote the marketing of its subsidiary's services.

Civil proceedings

On April 16, 1997, the German court of appeal rendered an unfavorable verdict against Deutsche Telekom following the procedure brought about by British Telecommunications over the date of launch of Global One, of which France Telecom was a shareholder. The judgment was confirmed by appeal on June 16, 1998 and is currently at the German high court. British Telecommunications has not yet brought any claim for damages and therefore their amount cannot be determined at present.

In 1999, Infomobile (an affiliate of Bouygues Telecom) filed a complaint against France Telecom Mobile Radiomessagerie, or FTMR, with the Paris Commercial Court. Infomobile argued that the complete and public disengagement of FTMR from the Ermes standard and the simultaneous operating of its competing service under the Pocsag standard constituted acts of unfair competition that were intended to hinder, and/or had the effect of hindering the development of Infomobile on the paging market, and that these actions were unfair and constituted an abuse of dominant position. On this basis, Infomobile was seeking €70.4 million in damages. In a final decision dated February 25, 2002, the Paris Court of Appeals dismissed Infomobile's claim.

Group/address (previously called Filetech) has lodged several claims against France Telecom in France and in the United States concerning the use of France Telecom's directory data. The total damages claimed by Group/address amounted to $350 million. In a decision on September 10, 2002, the New York federal appeal court definitively rejected the claims of Group/address.

Group/address also lodged a claim with the *Conseil de la Concurrence* for abuse of dominant position on the French market. France Telecom was condemned to pay a fine of FF10 million and to give access to the directory data at request using a cost based tariff. France Telecom's appeal for cancellation of the verdict and its appeal to the High Court have been rejected.

As part of a parallel procedure, the Paris court of appeal in a decision of June 13, 2001, decided to reopen the debate on the question of legal protection and of the cost of the directory database, and to commission an enquiry. This enquiry is still in progress. France Telecom considers that it has conformed with laws and regulations applicable to databases including the recommendations issued by the *Commission nationale informatique et des libertés* ("CNIL") and considers that the requests of Group/address are unfounded.

In early 2002, Wanadoo Interactive and France Telecom were summoned before the Commercial court of Nanterre (*Tribunal de commerce de Nanterre*) by the representative of the Mangoosta liquidation estate and a number of other shareholders of this company. The complaint calls for approximately €170 million as compensation for damages Mangoosta allegedly sustained as a result of the dominant position of France Telecom and Wanadoo on the ADSL markets, and as reimbursement for the shareholders' capital investment. France Telecom and Wanadoo Interactive believe that they have a solid defense, but the outcome of the litigation is uncertain.

France Telecom was summoned before the Paris Commercial Court by Cegetel on September 5, 2002, and by 9Telecom on January 7, 2003, who accused France Telecom of having implemented an aggressive sales policy of de-preselection aimed at causing customers of its operators to assign all their telephone traffic to France Telecom. Pursuant to a ruling of January 15, 2003, the Commercial Court of Paris rejected almost all of Cegetel's claims, specifically for €54 million in damages and interest. This ruling may be appealed. 9Télécom also filed suit against France Telecom before the Commercial Court on the same issue, claiming €36.7 million in damages and interest. France Telecom believes it has solid arguments to ensure its defense in this matter, even if the outcome of this litigation cannot be definitively determined. The ART also filed a penalty proceeding against France Telecom for the use of interconnection data under this policy, and on November 22, 2002 ordered France Telecom to comply with the provisions of Article D.99-6 of the Mail and Telecommunications Code, which prohibits access to and use of interconnection data. No monetary penalty has been handed down against France Telecom by the ART.

4.14.2 Other proceedings

In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996 but considers that the action is without grounds for the period prior to this date. France Telecom has already set up a provision for an amount sufficient to cover the expense after July 29, 1996.

In a context which does not relate in any way to France Telecom's business, neither to his current position as a director of France Telecom, a verdict is pending in the Paris Criminal Court with respect to allegations made against Mr de Larosiére in connection with the publishing by Credit Lyonnais of alleged misleading financial statements for 1992 and 1993. Mr de Larosiére is one of France Telecom's directors and head of its Audit Committee. He was the head of the French Central Bank in 1992. A verdict is expected in June 2003.

4.14.3 International arbitration

France Telecom provides wireless telecommunication services in Lebanon through its subsidiary FTML. France Telecom holds 66.7% of FTML, with 33.3% held by Investcom SAL, the Mikati group and other investors. FTML was formed in 1994 and has been operating a GSM network under a Build, Operate and Transfer ("BOT") contract granted by the Lebanese government in June 1994. A similar contract was granted to its competitor Libancell.

On June 14, 2001, the Lebanese government terminated in advance the BOT contract with FTML and that of its competitor. This cancellation took effect on August 31, 2002. From this date, and pursuant to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before this date, the Lebanese government had considered that the operators had not complied with certain clauses in their BOT contract and had claimed penalties from them. FTML rejected these allegations as part of an arbitration claim with the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI, made a deposition for a request for arbitration against the Lebanese government for illegal takings, without prompt and adequate indemnity and without fair and equitable treatment. This claim was made in front of an ad hoc tribunal, constituted under the bilateral Franco-Lebanese convention for reciprocal protection of investments and in virtue of the arbitration rules of the Commission of the United Nations for International Commercial Rights (CUICR).

On December 14, 2002, FTML and the Lebanese government signed a contract over the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003, effective August 31, 2002. The transfer of ownership contract also provides that all claims by the parties, including those already submitted to the ICC, will be submitted to and judged by the ad hoc arbitration tribunal to which FTML and FTMI had already submitted a claim. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a "Network Custody and Operation" contract which states that FTML will operate the network, on behalf of the State, from September 1, 2002 to January 31, 2003. On January 24, 2003, the contract was extended until the granting by the Lebanese government, following the procedure launched on December 20, 2002, of two mobile telephony licenses (through an auction process) or a management contract of one of the two existing networks (by tender). In any event, the "Network Custody and Operation" contract will terminate on June 30, 2003.

As part of the arbitration procedure which ended February 10, 2003, FTML had evaluated at December 12, 2001 its claims against the Lebanese government at $771,626,845, plus interest, under the assumption that the BOT contract ended December 31, 2010, the determination of the extension of the BOT contract due to pollution of frequencies being left to the appreciation of arbitration judges.

The Lebanese government had presented on July 1, 2002, in front of the same hearing, claims preliminarily estimated at $840,411,552 plus certain elements not quantified.

As part of the agreement reached in the transfer contract, all the claims of the parties, not limited to those already formulated before the arbitration tribunal, together with an updated calculation of their financial impact, will be submitted to and judged by an ad hoc tribunal meeting both in virtue of the Franco-Lebanese convention for mutual encouragement and protection of investments and the CUICR arbitration rules, and to which FTML and FTMI have already submitted a claim.

On July 13, 2000, France Telecom, Wireless Services Denmark (100% subsidiary of Orange since December 29, 2000) and the minority shareholders of Orange Holding A/S (formerly Mobilix Holding A/S), reached an agreement (the "Framework Agreement") whereby it was agreed to transfer to a subsidiary structure all the consumer Internet activity of Orange A/S (100% subsidiary of Orange Holding A/S), and to contribute this new entity to Wanadoo, in exchange for Wanadoo shares on the basis of their *Premier marché* initial public offering price i.e., €19 per share. The minority shareholders and Wireless Services Denmark now hold respectively 32.8% and 67.2% of Orange Holding A/S. This agreement was not however implemented since France Telecom subsequently made considerable changes to its organization, given the constitution of Orange. Given these difficulties, France Telecom, wishing to comply with its obligations vis-a-vis the minority shareholders of Mobilix Holding, formulated alternative proposals which they did not agree with. On December 22, 2000, an arbitration request was made against France Telecom, Wireless Services Denmark and Orange at the International Chamber of Commerce, in accordance with the Framework Agreement. Since May 6, 2002, the minority shareholders only requested the payment of approximately €118 million plus interest. Hearings in front of the Arbitration Tribunal took place in Brussels between September 2 and 9, 2002. The Arbitration Tribunal is expected to render its sentence in the beginning of 2003. France Telecom has accepted to indemnify Wireless Services Denmark for all potential losses.

TP SA and Danish Great Northern Telegraph Company (DPTG) signed in 1991 a contract for the construction of a fiber optic network in Poland, with revenues to be split between the parties. A disagreement exists between the parties as to the bases for calculating this split, and an arbitration procedure was commenced in June 2001 by DPTG against TP SA for €280 million. This claim is provisioned in the accounts of TP SA at December 31, 2002, at the level which the company considers likely it will have to pay. The outcome of this procedure cannot be determined at present.

4.15 Regulation of France Telecom

The commercial environment in France and in the countries in which France Telecom operates is increasingly competitive and dynamic. France Telecom remains subject, however, to extensive regulation, which can materially affect the way in which it carries out its business. The principal regulatory regimes affecting France Telecom are those originating from the European Union, to the extent that European directives drive the regulations of member states, including France (France Telecom's principal market) and the United Kingdom, given France Telecom's significant operations in that country, primarily through Orange. The principal features of these regulatory regimes are described below.

4.15.1 EU regulation

France and the other member states are required to incorporate the directives adopted by the European Commission into their domestic law and to comply with EU legislation when enforcing their domestic law. EU legislation can take a number of forms. Regulations have general application and are binding in their entirety and directly applicable in all member states. Directives are binding on member states with regard to the results to be attained, but national authorities may choose the form and method of implementation.

EU institutions have enacted numerous directives providing for an open and seamless telecommunications market within and between the member states, following two distinct and complementary processes: (i) liberalization and (ii) harmonization. A first series of directives, adopted pursuant to Article 86(3) (formerly Article 90(3)) of the EC Treaty on state monopolies, mandated the full

liberalization of national telecommunications markets and the abolition of the monopoly rights of state-owned or licensed operators by January 1, 1998. A second series of directives, adopted pursuant to Article 95 (formerly Article 100(A)) of the EC Treaty on harmonization of member states' regulatory requirements, provides for open and efficient access to and use of public telecommunications networks and services across member states' territories (the "Open Network Provision" or "ONP" directives).

The European regulations currently in force are scheduled to be replaced by a new regulatory framework adopted in March 2002 and which must be implemented no later than July 2003. The new regulatory framework extends the liberalization of the telecommunications sector to electronic communications and continues the regulatory shift towards more open competition.

Liberalization directives for telecommunications services

The seminal liberalization directive for telecommunications services, now repealed, was adopted on June 28, 1990. It provided for the progressive liberalization of telecommunications services other than voice telephony, wireless communications, telex and satellite communications. Other directives were thereafter adopted to liberalize satellite telecommunications services (October 1994), telecommunications services provided over cable television networks (October 1995) and wireless communications and personal services (January 1996). To complete the liberalization process, a March 13, 1996 directive required (i) the full liberalization, as of July 1, 1996, of the use of alternative infrastructures (such as telecommunications infrastructures of railways) for the provision of all telecommunications services other than voice telephony and, in addition, (ii) called for complete liberalization of voice telephony and of public telecommunications infrastructure as of January 1, 1998 (subject to transitional arrangements for certain member states but not France).

This 1990 directive, as subsequently amended, was replaced by EC directive 2002/77 of September 16, 2002, which extends the previous provisions by including electronic communications services provided by satellite within the scope of the directive on liberalization. EC directive 2002/77 should be incorporated into domestic law as of July 2003.

The directive on general authorizations and individual licenses in the field of telecommunications services, adopted on April 10, 1997, was replaced by the "authorizations" directive of March 7, 2002, which was adopted on February 14, 2002 and should be incorporated into domestic law no later than July 2003. This directive repeals the system of individual licenses in favor of a general authorization scheme. Under this new directive, only limited allocations, mainly those for radio frequencies and telephone numbers, will be eligible for individual licensing.

ONP directives

The requirements of the ONP directives continue to represent, until July 2003, the specific regulatory scheme for the telecommunications sector. They are intended to harmonize technical interfaces, usage conditions and rate principles throughout the EU and to insure objectivity, transparency and non-discrimination in access to services provided in accordance with ONP requirements. On June 28, 1990, at the time of the adoption of the first of the liberalization directives, the EU adopted a basic ONP framework directive on the provision of an open telecommunications network. It was followed by other directives on leased lines in June 1992 and on voice telephony in December 1995. The basic ONP framework directive and the leased line ONP directive were amended on October 6, 1997, in the context of the full liberalization of the telecommunications market.

The interconnection directive adopted on June 30, 1997 establishes principles for setting interconnection charges and allocating the cost of universal service obligations, requires accounting safeguards to avoid unfair cross-subsidization, establishes principles for access to essential facilities (ducts, trenches, sites and buildings) and allocation of telephone numbers, defines the role of national regulators and establishes a common dispute resolution procedure.

Operators that national regulatory authorities have determined as having "significant market power" (SMP) on their market must offer interconnection to other operators on a reasonable and non-discriminatory basis. Operators are presumed to have SMP when they have a share of more than 25% of a particular telecommunications market in the geographical area within which they are authorized to operate. National regulatory authorities may, however, determine that an operator with a market share of less than 25% in the relevant market has SMP, or that an operator with a market share of more than 25% does not. In either case, the determination of the national regulatory authority shall take into account the operator's ability to influence market conditions, its revenues relative to the size of the market, its control of the means of access to end users, its access to financial resources and its experience in providing products and services in the market.

In addition, operators found to have SMP in the national interconnection market (i.e., the combined market for interconnection, including both fixed line and wireless networks) must:

- bill interconnection charges that follow the principles of transparency and cost orientation. The burden of proof that charges are derived from actual costs, including a reasonable rate of return on investment, lies with the operator providing interconnection to its facilities; and

- publish a reference interconnection offer, which must include a description of the interconnection offerings and rates. Different rates, terms and conditions for interconnection may be set for different categories or operators if such differences can be objectively justified on the basis of the type of interconnection provided and/or the relevant national licensing conditions. National regulatory authorities ensure that such differences do not result in distortion of competition. The national regulatory authority has the ability to impose changes in the reference interconnection offer, if justified.

On February 26, 1998, the European Council adopted a directive that replaced the voice telephony ONP directive of December 1995 in the context of the full liberalization of telecommunications infrastructures and services on January 1, 1998. This directive sets forth the characteristics of a universal service applicable throughout the EU.

On September 24, 1998, the European Council and the European Parliament adopted directive 98/61 amending interconnection directive 97/33 to provide for full operator number portability and pre-selection of a long-distance operator by January 1, 2000. Recommendations on interconnection pricing, accounting separation and cost accounting, packet switching data services and ISDN (Integrated Services Digital Network) offerings have also been adopted by the Commission.

In a decision dated December 6, 2001, the European Court of Justice (ECJ) condemned France for having breached its obligations to implement directive 97/33 on interconnection into its domestic law, specifically with regard to the financing of universal service and its method of calculation.

Order No. 2001-670 of July 25, 2001 amended the French Mail and Telecommunications Code by implementing seven European Community directives which were adopted in 1997 and 1998, subsequent to the French law of July 26, 1996 regulating telecommunications. Directive 97/33 relating to interconnection is included among these seven directives.

The French Minister of Economics, Finance and Industry set by decree (arretés) the 2000, 2001 and 2002 contributions to universal service by the various operators, and corrected the 1997, 1998 and 1999 contributions, taking the aforementioned ECJ decision into consideration. See "4.15.2 French Regulation —Universal Service".

The New European framework

The European Commission is undertaking a wide-ranging review of the European telecommunications regulatory regime. Four directives, which appeared in the *Journal Officiel de la Communauté Européenne* (JOCE) on March 7, 2002, will replace the existing legal system as of July 25, 2003: a new "framework" directive and several specific directives, including an "authorization" directive as mentioned above, an "access" directive, which essentially replaces the "interconnection" directive and extends the scope of application to access to networks, and the "universal service" directive, which specifically addresses consumer protection, and the strengthening of the powers of the domestic regulatory authorities by giving them the ability to enforce rate setting and by expanding their power to investigate into the accounting methods of the company responsible for universal service. The new European regulatory framework also includes a new decision adopted in March 2002 concerning the management of radio frequencies. A directive relating to the processing of personal data and the protection of privacy in the electronic communications sector was adopted on July 12, 2002. The stated intent of these changes is to provide an updated flexible regulatory framework for a liberalized market in order to stimulate competition and, in particular, the provision of high speed Internet access. The new legal framework must be less restrictive and leave more room for free competition. National regulatory authorities must incorporate these directives into domestic law by July 24, 2003. One goal of the European Commission is for SMP to be defined as based on a document published by the European Commission, "Directive guidelines on market analysis and on the calculation of market power". Also, determination that a single operator has SMP will no longer be solely determined by reference to the 25% benchmark for a dominant position. Rather the determination will be made by a market analysis identical to that used by anti-trust authorities to determine if there is dominance in a given market. Regulatory authorities will also be able to determine operators to have "joint" SMP with one or more other operators. This will not be based on market share, but rather on a regulatory authority's analysis of the relevant market and assessment of the competitive nature of the market in accordance with the concept of joint dominance. Under the new legal framework, once a regulatory authority determines an operator to hold SMP, singly or jointly, then the regulatory authority may impose appropriate and proportionate regulatory obligations for the market in question.

However, joint dominance must be rigorously proven by the European Commission, as noted by the Tribunal of First Instance of the European Court of Justice in the Airtour/First Choice case. Under certain circumstances the regulatory authorities' decisions may be subject to review by the European Commission.

UMTS

On December 14, 1998, the European Parliament and the Council of Ministers adopted EC decision No. 128/99 concerning the coordinated introduction of a third generation wireless communications systems, Universal Mobile Telecommunications Systems (UMTS) Services, in the EU. This decision was intended to facilitate the rapid and coordinated introduction of compatible UMTS networks and services in the EU. The decision provides that member states must take the actions necessary to allow the coordinated and gradual introduction of UMTS in their territory no later than January 1, 2002, and that they must establish an authorization system for UMTS no later than January 1, 2000. In certain circumstances, member states who apply before January 1, 2000 will be granted an additional implementation period of up to 12 months. Formal application for the additional implementation period had to be filed by January 1, 2000. None of the member states formally applied for this additional period. The decision also provides that member states must ensure that the provision of UMTS is organized in frequency bands that are harmonized and consistent with common standards. Licenses issued to new entrant UMTS operators should allow transnational roaming within the EU. The decision also requires member states to encourage operators to negotiate cross-border roaming to ensure seamless EU-wide coverage. However, the significant debt incurred by wireless operators, delays by terminal equipment manufacturers, and difficulties related to the construction of a third-generation network have resulted in some delays in deploying these networks throughout Europe. Nevertheless, the European Commission has not reacted to this current situation, which is primarily caused by the methods of allocating 3G licenses, which differ significantly between member states. The European Commission believes that the responsibility falls to the member states.

Competition law

Community competition law principally includes three parts. Articles 81 and 82 of the EC Treaty (formerly Articles 85 and 86) comprise the first part.

These two articles prohibit any anti-competitive practices that restrict, or are intended to restrict, competition within the EU or that may affect trade between the member states. Articles 81 and 82 cover all businesses, whether public or private, and therefore apply to France Telecom. Article 81 prohibits collusive behavior between competitors which restricts competition within the EU. Article 82 prohibits any abuse of a market-dominating position within a substantial part of the EU. These rules are enforced by the European Commission in cooperation with the national competition authorities. In addition, national courts have jurisdiction to litigate violations of Articles 81 and 82 of the Treaty.

As an example, the Competition Directorate of the European Commission launched on July 27, 1999, pursuant to Articles 81 and 82 discussed above, a sector-specific inquiry into the telecommunications market, in particular for wireless roaming services, the supply and pricing of leased lines and access to local loop and its uses. On December 11, 2002, the European Commission decided to conclude the sectoral inquiry on leased lines, since over the three years, prices for international leased lines had dropped considerably throughout the entire European Union. The other two inquiries are still underway. France Telecom is in regular dialogue with European Commission officials to ensure that all relevant information is provided to enable the European Commission to conclude its inquiry. To this end, within the framework of the "Access to Local Loop" sectoral inquiry, France Telecom has been requested to respond to two questionnaires from the European Commission, sent in January and June 2002 and relating to the progress of unbundling in France. In regard to roaming services, the European Commission is in the process of analyzing the documents it received in July 2002, after a site inspection at Orange's principal office.

The second part of the European Community competition law is the control of mergers, subject to the mandatory reporting system of Regulation 4064/89. Within the framework of this procedure, the European Commission determines whether mergers reported by the parties create or strengthen a dominant position resulting in the significant obstruction of effective competition in the common market, or a substantial part of it. In 2002, the European Commission launched a vast reform of its merger control activities; very technical public inquiries initiated by the European Commission shall continue in 2003, and a new European regulation should come into effect on May 1, 2004.

The third part of the Community competition law concerns rules relating to state aid given by the European Union member states, as provided for in Articles 87 and 88 of the EC Treaty (formerly Articles 92 and 93). Article 87 of the EC Treaty prohibits (subject to certain exceptions) aid granted by European Union member states, or by means of their resources, that affect transactions between member states, and that hinder, or threaten to hinder, competition. Article 88 of the EC Treaty provides for the European Commission to ensure compliance with Article 87 of the EC Treaty and grants the European Commission the authority to inquire into and rule on the compatibility of measures constituting State assistance, with Article 87 of the EC Treaty. Articles 87 and 88 of the EC Treaty apply directly to European Union member states, and only indirectly to businesses, for example when they benefit from aid rendered by a European Union member state.

4.15.2 French regulation

The French legislative and regulatory regime described below must be adopted no later than July 24, 2003 in order to conform to the directives of March 2002 (see "4.15.1 EU Regulation — The New European Framework") with a view to reflect changes in the authorization structure.

Legal framework

The French regulatory regime for telecommunications was comprehensively reformed by Law No. 96-659 of July 26, 1996 (Telecommunications Regulation Law, or "LRT"), the general objective of which was to create a framework for a fully competitive telecommunications market, to ensure the provision of universal service and to establish an independent regulatory authority. These objectives reflected in part the telecommunications liberalization initiatives of the EU, which will continue to influence French regulations in the future. In accordance with these objectives, the LRT established the *Autorité de Régulation des Télécommunications*, or ART (independent regulatory authority). The LRT has been implemented by a series of detailed regulatory measures *(décrets or arrêtés)* covering specific subjects.

The LRT requires licensing for certain categories of telecommunications services and telecommunications networks. Each license is accompanied by a schedule of conditions (*cahier des charges*) setting forth obligations applicable to the particular service or network. Standard provisions of the two main types of cahiers des charges have been set forth by decree.

The LRT also requires France Telecom to provide certain services in the public interest. Specifically, France Telecom is required (i) to provide certain basic telecommunications services throughout France ("universal service"), (ii) to provide, throughout France, ISDN services, leased lines, pack-switched data transmission, enhanced voice telephony and telex service ("mandatory services") and (iii) to engage in certain limited activities of general interest in the areas of national security, research and education. These services are to be provided in accordance with the detailed requirements of a cahier des charges specific to France Telecom adopted by decree No. 96-1225 of December 27, 1996 (the "*Cahier des Charges*").

In 2001, the LRT was amended pursuant to order No. 2001-670 of July 25, 2001 to adapt to the EU laws regarding intellectual property and mail and telecommunications. This order completed the incorporation of the European directives known as the *Open Network Provision* ("ONP") governing the harmonized liberalization of the telecommunications sector.

Among the modifications made by this order, the most significant include:

- the clarification of the conditions under which an operator may be considered a significant market player, and in which markets. Although the LRT did not specify a pertinent market, four clear markets were defined: (i) the public fixed line telephony market; (ii) the leased lines market; (iii) the public wireless telephony market; and (iv) the domestic interconnection market. In addition, the 25% market share threshold above which an operator is presumed to have a significant influence is an adjustable one. The ART may decide, after consulting the *Conseil de la concurrence*, that an operator holding less than 25% of the market share is a significant player, while deciding, on the other hand, that an operator holding more than 25% of the market share is not a significant player;

- the easing of procedures of conformity for terminal equipment for telecommunications by replacing the approval system with a simplified evaluation system in accordance with essential requirements. The *a priori* authorization procedure for placing telecommunications terminals on the market, i.e., approval of the terminal to be delivered by the ART, is eliminated. Equipment may now be freely placed on the market as soon as it has received approval of conformity by its manufacturer or by a recognized authority that is charged with setting the applicable norms and conformity standards for the terminal equipment;

- the confirmation of France Telecom as a universal service operator for directories and telephone information services and the disbanding of the independent organization that previously established and updated directories and telephone information; and

- the clarification and strengthening of the ART's intervention authority, which provides specifically for official authority to define the terms or conditions of interconnection and access as well as the ability to set deadlines for negotiations in these matters.

A limited number of France Telecom's activities are subject to specific regulation under legislation other than the ART. These include its cable television and radio signal broadcasting activities.

In addition, the government has announced its intent to once again amend article L. 1511-6 of the General Territorial Authorities Code. This new law authorizes local authorities to create infrastructure to support communication networks, but under very precise conditions which could be relaxed. On December 13, 2002, the Inter-Ministerial Committee for Territorial Development thus resolved to propose legislative modifications to allow local authorities "to exercise operator functions according to the conditions and a scope that remain to be determined after approval" and "to mobilize areas, on a priority basis, where no high speed Internet access offering is available in the near future." The schedule for these legislative changes has not yet been set, but it is very likely that they will be voted on prior to the summer of 2003.

The legislative and regulatory framework is expected to evolve during the implementation of the directives of March 7, 2002 (see "4.15.1 EU Regulation"), which should occur no later than July 25, 2003. To date, no draft bill aimed at incorporating these directives has been filed with either chamber of the French Parliament.

Regulatory institutions

Under the LRT, regulatory functions are divided between the Telecommunications Minister and the ART. The ART, which commenced operations on January 1, 1997, is a regulatory body independent of the government, with its own staff and its own budget funded partly by taxes and fees paid by operators and partly from state funds. The ART has five members who cannot be removed prior to the expiration of their terms. The chairman and two other members are appointed by the government, and one is appointed by the president of each house of parliament (the *Sénat* and the *Assemblée Nationale*). A full term for a member of the ART is six years.

The ART monitors the conformance by operators to legislative and regulatory initiatives relevant to them under French law and their authorizations. The ART may penalize violations of these obligations through suspension measures, reducing the duration of an authorization (by up to one year) or completely withdrawing it. It may also apply monetary penalties of up to 5% of the operator's annual total revenue.

The ART reviews on behalf of the French Telecommunications Minister the requests for licenses of the establishment and operation of public telecommunications network as well as requests for license of the supply of public telephone services. It also reviews requests for licenses necessary to provide services using hertz frequencies to the public. See "Licensing", below.

Each year, subject to notice from the *Conseil de la Concurrence*, the ART prepares a list of operators that exercise significant influence in a given market (public fixed line telephone service, leased lines, public wireless telephone service, interconnection).

With respect to interconnection, the ART determines which operators are required to publish a catalog of interconnection rates ("interconnection catalog") and approves this catalog in advance. In addition, pursuant to interconnection decree No. 97-188 of March 3, 1997, an interconnection consultative committee was established within ART, specifically comprising operators that have received an authorization, and which is chaired by the ART, which sets the conditions for membership and functioning. This committee has met regularly since then. Pursuant to article L. 36-8 of the mail and telecommunications code, in the event of a refusal to provide interconnection, the failure of commercial negotiations or a disagreement as to the conclusion or execution of an agreement on interconnection or access to a telecommunications network, disagreement on the conditions of providing telecommunications services by fixed line network, on the possibilities of and conditions for the shared use of passage rights and easements, and on the sale of lists for the universal directory, the ART may be

engaged by either party to rule on the dispute. In addition, since the order of July 25, 2001, the ART has had official decision-making authority under the conditions provided for in Article L. 36-8 to define the terms or set the specific conditions of an interconnection agreement, and to set the deadlines for the negotiation of such agreement. In terms of unbundling and providing local loop access, the ART has the power under the EU regulation of December 18, 2000 to modify the FT local loop reference plan.

The ART is responsible for implementing and managing the numbering plan, allocating the band frequencies it has been assigned, participating in the preparation of technical standards, and overseeing the network interface statements.

Numbering and frequency usage are subject to payment of an annual fee, adjusted pro rata temporis based on the first and last years of allocation in the case of frequencies. The ART is responsible for issuing notices on legislative bills, decrees or regulations relating to the telecommunications sector, and participates in the implementation of these. After the ART has reviewed the application, the Telecommunications Ministry issues licenses for the establishment and operation of public telecommunications networks and the provision of public telephone services. Together with the Ministry of the Economy, Finance and Industry, and subject to notification by the ART, it approves rates for universal service and other services for which there is no market competition. At the request of the ART, it verifies the cost of universal service and payments due by each operator (see "Universal Service", below).

As of January 1, 1997, the *Agence Nationale des Fréquences* (ANFR) is responsible for planning, managing and monitoring usage of electromagnetic frequencies and coordinating the implementation of certain electromagnetic transmission facilities. The frequency spectrum is divided among eleven overseers: bureaus, the ART and the television and radio regulatory authority (the "CSA", or *Conseil supérieur de l'audiovisuel*). The ART and the CSA have the authority to redistribute frequency bands over which they are responsible to users. The use of frequencies by telecommunications operators, including France Telecom, requires a usage fee. The Agence Nationale des Fréquences is a public administrative agency. Its board of directors is composed of representatives of radio frequency users such as certain ministries (for example, Defense or Foreign Affairs), of the CSA and the ART, which have oversight authority and of personalities chosen on account of their skills.

Licensing

Under the LRT, telecommunications activities are freely practiced, but certain activities are subject to authorization, which is known as licensing. A license from the Telecommunications Minister is required under the LRT in order to establish and operate a public access network and provide public telephone service. A license is also required for operators providing telecommunications services using radio frequencies. The reasons for refusing a license are strictly defined in the LRT. Refusal of a license is justified in only three cases: (i) when it is required to safeguard the public order or the needs of defense or public safety; (ii) due to inherent technical constraints related to available frequences; or (iii) when the operator does not have the technical or financial capacity to permanently fulfill its obligations, or when it has been subject to penalties relating to its telecommunications activities.

Each license granted to a public access operator or telephone service provider under the LRT has an associated *Cahier des Charges* setting forth obligations relating to the specific network or service and incorporating a series of standard provisions established by decree. These standard provisions relate to the technical characteristics and coverage of the network or service, its quality, privacy of communications, defense and public safety, telecommunications research and development expenditures, provisions pertaining to universal service (currently relevant only for France Telecom), provision of directory information, rules pertaining to interconnection and interoperability, equal treatment of foreign operators, ART oversight procedures, the use of frequencies allocated to each operator, management and accounting procedures necessary to guarantee fair competition and publication requirements for rates and conditions of service. Licenses granted by the Telecommunications Minister have a duration of 15 years and are renewable. Licensing entails the

payment of an initial tax to open a file, and then annual tax payments for management and control, to which must be added any fees specific to the allocation of numbers and frequencies. France Telecom was awarded its fixed line license pursuant to a ministerial order on March 12, 1998 (as amended by an order dated September 27, 2002 and an order dated November 8, 2002) to operate its public access network and to provide public telephone services.

With respect to wireless telephony, France Telecom operated its GSM 900/1800 wireless network and provided its wireless telephony services pursuant to a license granted on March 25, 1991 and extended to the 1800 MHz band on November 17, 1998. Since August 17, 2000, Orange France has operated the same network and provides the same services pursuant to a new license that was granted to Orange France, which expires on March 25, 2006, under the same terms and conditions. The license granted to France Telecom has been canceled. The license attributed to Orange France contains, among other things, obligations in terms of network coverage (at least 90% of the population), quality of service and customer contracts. The license can be modified by the Telecommunications Minister, specifically on the basis of proposals by the ART.

A license granted by the ART is required for the operation of certain "independent" networks (networks that provide Telecommunications services to a closed group of users); more limited independent network services may be operated without any license.

Special status of France Telecom SA

For most purposes under the LRT, France Telecom is subject to the legislative and regulatory regime generally applicable to other telecommunications operators in France. The LRT expressly provides that certain provisions apply only to France Telecom. Its monopoly on providing public fixed line voice telephony ended on June 1, 1998. Finally, France Telecom is subject to requirements arising under other legislation applicable to majority state-owned corporations.

The LRT requires France Telecom to provide certain services in the public interest. This requirement is implemented by detailed provisions contained in a Public Interest Service Charter (*Cahier des Charges*) (decree No. 96-1225 of December 27, 1996). The most significant element of its public interest service obligations is the provision of universal service. See "Universal service", below. France Telecom is the public operator required by law to provide universal service, although the LRT contemplates that in the future private operators might also undertake to provide it. In addition to universal service, France Telecom is required to provide, throughout France, the following mandatory services: ISDN services, leased lines, packet-switched data transmission, enhanced voice telephony and telex services (the "mandatory services"). Finally, like other operators, France Telecom is also required to engage in limited telecommunications activities of general interest in the areas of national security, research and higher education. All the foregoing services constitute its public interest service obligations.

With respect to rates, a number of significant requirements under the LRT apply to France Telecom by virtue of its market position. Rates for services included within universal service and for services for which there is no effective competition are subject to ministerial approval, after consultation with the ART. Rates for interconnection are subject to special requirements where an operator has "a significant influence" in a relevant telecommunications market. These requirements apply to France Telecom and may come to apply to other operators.

Under the Public Interest Service Charter of December 27, 1996, France Telecom must spend an amount at least equal to four percent of its unconsolidated revenues on research and development.

Under the Public Interest Service Charter of December 27, 1996, the Telecommunications Minister has the right to block, or to impose conditions on, any proposed divestiture by France Telecom of telecommunications network infrastructure necessary for it to meet its obligations under the Public Interest Service Charter.

Universal service

The LRT includes provisions to ensure the general availability of certain basic telephone services (referred to as "universal service") throughout France. Universal service includes subscription for any person who wishes to be subscribed, carrying voice telephone calls, providing information and directory assistance in both printed and electronic form, providing public payphones throughout France and carrying emergency calls free of charge. These services must be made available at an affordable price. Special subscription packages and technical capabilities must be offered to low income and disabled users, whatever the user's geographic location. The list of services encompassed by universal service may be revised by statute every four years to reflect technical developments and customers' needs.

France Telecom, as a public operator charged with universal service, is required by the LRT to provide universal service in such a manner as to prevent any discrimination based on geographic location. (See "Special Status of France Telecom SA", above.) No other operator may be required to do so, but any operator that has the capacity to provide the service nationwide can apply for designation as a provider of universal service. The obligation to carry emergency calls free of charge applies to all providers of public voice telephony.

As a provider of universal service, France Telecom is required to maintain an accounting system in order to determine the costs attributable to compliance with its universal services requirements. The LRT requires that the accounting system be audited by an independent agency appointed by the ART.

The LRT, as implemented by decree, provided two specific mechanisms to distribute the costs of providing universal service among all telecommunications operators. These mechanisms do not cover the cost of providing emergency calls free of charge, which is directly borne by providers of public voice telephony. Since January 1, 2000, the supplemental interconnection fee requirement has been eliminated, and the only mechanism to distribute the net cost of providing universal service is the Universal Service Fund. Every operator is required to contribute in proportion to its share of traffic, and is entitled to be compensated by the Fund for all the costs resulting from preferential rates that are applied to certain categories of customers. The Telecommunications Minister determines the sum to be contributed to this Fund by the operators, by considering the net costs of universal service requirements which must be provided pursuant to the law. In addition, France Telecom is compensated for the cost of providing public payphones, universal service for directories and information, and since January 1, 2000, for the cost of required geographic balancing.

The aggregate cost of providing universal service is set each year by decree of the Telecommunications Minister based on the recommendations of the ART according to a general methodology set forth in a decree and detailed by the ART. As the main provider of universal service, France Telecom is a net recipient of funds from the financing mechanism. The final amounts for 1997, 1998 and 1999 were revised following the order of the European Court of Justice dated December 6, 2001, which criticized France for not respecting EU regulation measures pertaining to the financing of universal services.

The ART has proposed new valuations of universal service to the Telecommunications Minister, who set them by decree dated July 11, 2002. The aggregate cost of universal service was set at €0 for 1997, €275 million for 1998 and €111 million for 1999.

The final aggregate cost of universal service in 2000, the year when another operator, Kertel, proposed subsidized social rates, was set at €129 million. The final cost for 2001 will be known in the first half of 2003. The projected amount for 2002 was set at €297 million.

Lawmakers are currently considering two draft decrees. One concerns the universal directory. The other, related to the financing of universal service, will introduce changes to the methods to take into account the order by the European Community Court of Justice. France Telecom anticipates that these decrees will be made public in the first half of 2003.

Interconnection

The operator of any public telecommunications network in France exerting significant influence on fixed line or leased line markets must publish, in detail, the technical and pricing terms on which it will provide interconnection services, and is required to permit interconnection with its network, on open and non-discriminatory terms, for other public network operators and public telephone service providers. As a result, France Telecom is required to provide interconnection to its competitors on terms comparable to those afforded to its subsidiaries. An operator may not refuse a request for interconnection if the terms are justified in accordance with the requester's needs and the abilities of the operator to satisfy them. Interconnection requests are governed by agreements between the parties, which must conform to the requirements of the LRT and its implementing decrees and be filed with the ART. The ART has the power, after consultation with the French competition authority, the *Conseil de la Concurrence*, to require modification of an interconnection agreement in the interest of fair competition or interoperability of telecommunications services. Finally, in the case of an interconnection dispute, any party can request arbitration by the ART, whose decisions are binding on operators, who nevertheless have a non-suspensive right of appeal.

Four relevant markets have been defined: (i) the fixed line public telephony market; (ii) the leased lines market; (iii) the wireless public telephony market; and (iv) the domestic interconnection market. The constraints established by the ART differ depending on the market category concerned. Any operator of a public telecommunications network that has a "significant influence" over either fixed line or leased line markets must publish the detailed technical and pricing terms on which it will provide interconnection to other operators (the "interconnection catalog"). These terms are subject to prior approval by the ART. The ART is responsible, after consulting with the *Conseil de la Concurrence*, for determining which operators are subject to this requirement. Any operator with a market share exceeding 25% in a relevant market is presumed to have a significant influence. The 25% market share threshold at which an operator is presumed to have a significant influence is a flexible one. The ART may decide, after consulting the *Conseil de la Concurrence*, that an operator with less than 25% of the market share exerts a significant influence, and on the other hand, may also determine that an operator with more than 25% does not have a significant influence. In addition to their obligation to provide interconnection services, these operators must respond to justified demands for special access.

Pursuant to ART decision No. 01-1206 of December 14, 2001, Orange France and SFR were named by the ART as operators with significant influence over the wireless retail market and the domestic interconnection market, and are therefore subject to the rules governing this type of operator. The ART issued two decisions on November 16, 2001 requiring Orange France and SFR to reduce their interconnection rates (call termination) by approximately 40% within 3 years. Decision No. 02-593 dated July 18, 2002 defining which operators exercise a significant influence on the public fixed telephony services market and leased line market in 2003 included France Telecom on that list as an operator considered as exercising a significant influence on the public fixed telephony services market.

France Telecom's interconnection conditions have been in effect as of January 1, 1998 and were made public in a catalog composed of the principal interconnection rates, a list of the interconnection access points, the connection conditions to these access points for third party network operators, support services provided by France Telecom, the conditions applied to the selection of the transporter (selection of call per call or pre-selection) as well as the interconnection service of connections rented to other operators and partially rented connection services and end to end connections.

France Telecom's interconnection packages have been enlarged during the second quarter of 2001 to include new rates for traffic transport, the introduction of a flat rate interconnection package for Internet access (IFI) where the rate is based on the operator's immobilized capacity in contrast to the standard package based on length.

The interconnection rates of an operator considered as exercising a significant influence on the fixed telephony market must reflect the relevant costs. In its decision No. 02-1027 dated November 5,

2002, the ART set incremental long term average costs as a reference for France Telecom's interconnection rates, replacing the relevant temporary average book costs used up to that time.

On November 28, 2002, the ART approved the France Telecom interconnection catalog for 2003 (decision No. 02-1089), the rates of which are based on long term incremental average costs. In 2003, average interconnection rates for the "metered rate" price offer totaled €0.0057 (excluding taxes) per minute for access to the local switch, €0.0101 (excluding taxes) per minute for single transit calls, representing a decrease of 1%, and 4%, respectively, compared to 2002. The ART also agreed to keep only the technical conditions of the offer for double transit calls in the 2003 catalog and for France Telecom to therefore have greater rate flexibility: the average rate applying as of February 1, 2003 totaled €0.01254 (excluding taxes) per minute, a decrease of 6% compared to 2002. With regard to the "flat-rate" offer, the technical and rate conditions remain unchanged in 2003 compared to 2002. The ART initiated an agreement with the sector to study the possibility of implementing a so-called "price cap" system, but deemed its introduction in 2003 to be premature.

Unbundling of the local loop

The local loop is the physical copper line circuit in the local access network that connects the end customer's premises to the operator's local switch, concentrator or exchange facility.

On December 18, 2000, the European Parliament and European Council adopted a Regulation on unbundled access to the local loop to enforce the provision of full unbundling and shared access of the copper local loop of operators having SMP in the provision of fixed public telephone networks by December 31, 2000. In France, the ART published in October 1999 the results of a public consultation on the development of competition in the local telephony market. The ART noted in particular the importance of local loop unbundling in connection with the growing demand for high speed data services. A decree of September 12, 2000, known as the Local Loop Decree, requires that dominant operators (currently only France Telecom) respond to reasonable demands for access to their local loop infrastructure. This decree opening up the local loop to competition became applicable on January 1, 2001.

Access to the local loop may take one of the two following forms:

- either the incumbent operator provides access to the metallic part of its network, located between the main distribution frame and the termination point located in the customer's premises (full unbundled access to the local loop);

- or the incumbent operator provides access to the non-voice frequencies on the same part of its network with the incumbent operator itself continuing to furnish telephone service to the public (shared access to the local loop).

Pursuant to the Local Loop Decree, access to the local loop also includes associated services, such as supply of the information necessary to implement access to the local loop, an offer to co-localize equipment from competing operators on France Telecom's premises, and an offer to enable the connection of this equipment to the networks of those requesting access.

Access to the local loop will be provided pursuant to a contract (*convention de droit privé*), which must be sent to the ART within ten days following its execution.

According to the Local Loop Decree, rates for unbundled access to the local loops must be oriented towards costs. It is specified, in particular, that the network components must be valued on the basis of their average long term incremental costs. Pursuant to Article D. 99-24 of the Mail and Telecommunications Code, the ART has established the list of relevant costs and has published on October 31, 2000 the list pertaining to the calculation method for average long term incremental costs.

The regulation adopted by the European Parliament and European Council on December 18, 2000 grants the ART the right to impose modifications on France Telecom's reference offer for unbundled access to the local loop. The ART has used this power several times.

France Telecom has appealed ART decisions No. 01-355 dated February 8, 2001 and No. 02-323 dated April 16, 2001 requiring France Telecom to modify its reference offer. These appeals do not have a suspensive effect.

The unbundling was set into motion by a base reference offer for access to the local loop published on July 16, 2001 (total access: €14.48 per month; shared access: €6.1 per month).

On April 11, 2002, France Telecom published a new reference offer for 2002 introducing new operational rates for access to the local loop (€11.5 per month for total access and €3.5 per month for shared access), operational (a temporary solution for cohabitation within France Telecom facilities), and access to the local sub-loop.

On April 16, 2002, the ART imposed modifications on France Telecom's offer concerning the rates (€10.5 per month for total access; €0.61 per month for shared access) and for operational methods (cohabitation within France Telecom facilities at sites where a designated facility had not been provided).

France Telecom published a new reference offer on June 14, 2002 in conformity with the ART's decision. This new reference offer incorporates the ART's requirements, particularly those concerning cohabitation of the equipment of third-party operators next to France Telecom's equipment, as well as rates for unbundled leased lines by network operators.

Rate policy for fixed line telephony

Since 1993, France Telecom has been implementing a broad-based rate reform designed to align its rates more closely with costs, to foster increased usage of telecommunications services and to prepare for and subsequently adapt to the advent of full competition. The reform had three components: (i) rebalancing of rates; (ii) improvement of the rate options available to customers; and (iii) simplifying rates to improve customer understanding. Each of these components has been largely or fully implemented; only the first is described below.

France Telecom began rebalancing its rate structure by reducing domestic long distance rates. These initial reductions were followed by successive decreases in domestic long distance and international rates through 1996. France Telecom successively increased subscription charges starting in 1994. The rebalancing process was accelerated by further increases in basic monthly residential subscription charges and by substantial reductions in domestic long distance and international rates in 1997, 1998, 1999 and 2000. France Telecom increased the basic monthly residential subscription charges by 6.4% in October 2000, and then by 3.6% in July 2002. It also decreased its local calling rates by about 6% in December 2000. Local rates have not changed since December 2000. Since 2001, the only lowering of rates concerned the cost of calls from fixed line telephones to wireless telephones, and certain international calls in July 2002 for businesses.

France Telecom's rates with respect to services included in universal service (see "Universal service", above) are governed by special regulatory requirements under the *Cahier des Charges* of December 27, 1996. According to these requirements, rate policies governing services included in universal service must be set in a multiyear agreement entered into among France Telecom, the Telecommunications Minister and the Minister of the Economy, Finance and Industry. Thus far, the application of the LRT has resulted in the signing of a rate agreement, adopted at the end of 1997. For a description of France Telecom's rate policies for fixed telephony, see "4.3.3 Fixed line, voice and data services — France — Fixed line rates".

Regarding calls from fixed line telephones to wireless telephones, the ART organized a round table at the beginning of 1999 with the three major French wireless operators (Orange France, SFR and Bouygues Telecom) to discuss the prices charged for calls from fixed line telephones to wireless telephones.

Prior to November 1, 2000, prices for calls originating from a fixed line telephone to wireless telephones were set by the wireless operator. After this date, prices for calls originating from fixed line telephones to wireless telephones were set by the fixed line operator. Following this decision, due to lower call termination rates (the rate the fixed line operator pays for call termination on wireless networks), France Telecom lowered its prices for its end-customers and proposed a number of tariff options. For calls from fixed telephones to wireless telephones, the decrease in rates to Orange and SFR was 16% in February 2001 and 11.3% in April 2002, while the decrease in fixed rates to Bouygues Telecom was 29% in May 2001 and 11% in October 2002.

Numbering

The ART establishes and administers the national numbering plan which assures equal and easy access to the different telecommunications networks and services and guarantees equivalent numbering formats.

Since January 1, 1998, operators, including France Telecom, are required to publish an interconnection catalog and are required to allow their customers to select a long distance carrier on a call by call basis by entering a numeric prefix when calling. Seven long distance carriers, including France Telecom, were assigned a one-digit prefix. The other operators have four-digit prefixes. Since January 17, 2000, subscribers can opt to "pre-select" their long distance carrier so that the subscriber can access its carrier's network without having to use the one-digit prefix. Pre-selection of telephone carriers was extended to calls to wireless telephones in November 2000 and to local numbers at the beginning of 2002, at the discretion of the carrying operator. As of January 1, 1998, subscribers who change their local fixed line telephony operator without changing their geographical location may retain their number. In the beginning of 2003, France Telecom will offer its customers the opportunity to move within a "basic numbering zone" without changing the number. Full portability for shared cost services has been effective since the second half of 2001, and will be possible for shared income services from December 17, 2002.

For wireless telephones, operators have put in place a process to provide for full portability by mid-2003.

UMTS Licenses

The procedure to award UMTS licenses in mainland France was described in the "*avis*" (notice) of the Ministry of the Economy, Finance and Industry, which was published in the "*Journal Officiel*" on August 18, 2000, regarding "terms and conditions for allocating authorizations to introduce third-generation wireless systems in mainland France". Only Orange France and SFR submitted applications to the French government and are expected to be awarded UMTS licenses. Of the four UMTS licenses, two remain unallocated to date.

In October 2001, the government decided to reschedule the payment of the UMTS license fees. The original €4,955 million payable in several tranches has been replaced by the following payment schedule:

- one-off license fee of €619 million, which was paid by Orange France and SFR in September 2001; and

- an annual license fee of 1% of the UMTS sales.

On December 29, 2001 the Minister of the Economy, Finance and Industry issued a second call for candidates for two more UMTS licenses (see notice published in the *Journal Officiel* dated December 29, 2001). Applications were due by May 16, 2002. Only Bouyges Telecom submitted its application, and was allocated a UMTS license by order dated December 3, 2002. When this license was being allocated, the government modified the *Cahier des Charges* for Orange France's UMTS license.

Each of the three licenses is awarded for a 20-year period and each operator will receive the same number of frequencies, i.e., 2 x 15MHz in the paired bands and 1 x 5MHz in the non-paired bands.

The *Cahier des Charges* also contained certain number of specific minimum obligations in terms of coverage, notably:

- After two years, at least 25% of the population shall have access to voice transmission services and 20% of the population shall have access to data transmission services; and

- After eight years, at least 80% of the population shall have access to voice transmission services and 60% shall have access to data transmission services.

UMTS operators that do not have a GSM network may complete their network coverage, during the first few years of network roll-out, thanks to national roaming between GSM and UMTS networks. They will also be able to use existing sites to the same extent as their competitors.

Rights of way and easements

Public network operators may request rights of way over public roads, other parts of the public domain and private properties. The authority having jurisdiction over any such request may not discriminate among operators and may request the payment of a fee or indemnity. Where they benefit from a right of way over public property, they must obtain authorization from the competent local authority, and if necessary, reimburse the owners.

An operator that already benefits from a right of way or easement may be required to accept shared use of its existing facilities with other operators, insofar as such use, in France Telecom's case, does not compromise its own public service mission. Any party to a dispute over any such arrangements between operators may request arbitration by the ART, which must proceed with a public consultation involving all interested parties. Public network operators may also establish, under certain conditions and subject to relevant authorizations and radio electric easements over public or private property in order to guarantee the optimal transmission of electromagnetic signals.

Limitations on foreign investment

The LRT provides that an operator may not be licensed to operate a public network using radioelectric frequencies, if foreign nationals or corporations own directly or indirectly, in the aggregate, more than 20% of the operator's share capital or voting rights. An authorization already granted to a company that later becomes controlled under the above conditions shall be revoked. These limitations do not apply to ownership by nationals or corporations of member states of the EU or the European Economic Area or of states with which France has entered into reciprocity agreements. French corporate law and the bylaws of France Telecom contain notification requirements governing situations where a shareholder or group of shareholders exceeds certain ownership or voting rights thresholds.

Competition law

French competition law prohibits the abuse of a market-dominating position and the distortion of competition through collusive behavior by market participants. Since the full liberalization of telecommunications services on January 1, 1998, France Telecom is subject to such regulation across its entire range of activity. The LRT provides that the chairman of the ART must refer any unfair competition practices in the telecommunications market to the *Conseil de la Concurrence*. The chairman may also seek advice from the *Conseil de la Concurrence* on all other matters within its purview. The *Conseil de la Concurrence* notifies and may seek the advice of the ART on any telecommunications matters referred to it that are within the ART's jurisdiction.

4.15.3 UK regulation

Overview

France Telecom is engaged in diverse activities in the United Kingdom. These consist mainly of wireless communications (through Orange); global IP services and data services through its investment in Equant; and, following the acquisition of Freeserve by Wanadoo, Internet access. The developments discussed below mainly concern wireless telephone activities.

The operation of mobile telecommunications networks and the provision of mobile telephony services in the United Kingdom is regulated under the Telecommunications Act 1984, or TA, and the Wireless Telegraphy Acts 1949 and 1998, or WTA. The Director General of Telecommunications, or DGT, is responsible for the regulation of telecommunications under the TA and heads the Office of Telecommunications, or Oftel, the UK telecommunications regulatory authority. The Radiocommunications Agency is responsible for licensing and regulating the use of frequency spectrums under the WTA. The running of a wireless telecommunications network requires two licenses, a TA license and a WTA license. Orange UK has been granted licenses under each Act. The operation of GSM and UMTS licenses requires different licenses, issued under the WTA 1949 as amended by the 1998 WTA.

In addition to applicable UK legislation and the terms and conditions of the licenses granted to operators, UK telecommunications policy is also contained in a number of UK government announcements and White Papers, Oftel consultative documents and statements, and is subject to EU legislation. The United Kingdom has implemented, or is in the process of implementing, all relevant EU telecommunications legislation.

OFTEL market reviews

On September 19, 2000, Oftel announced that it had begun a review of the wireless telecommunications market in the United Kingdom, to examine how competition has developed since its last review in 1998-1999. This review considered the extent of competitive development in the broad market for mobile retail services. In parallel Oftel also conducted a review of mobile call termination rates.

Following its competition review of the broad market for retail mobile services Oftel concluded that Vodafone and O_2 UK (formerly BT Cellnet) possessed Significant Market Power in the Mobile market and because of this position they were required to provide mobile airtime to independent service providers. Orange UK has been found not to possess Significant Market Power. However, Oftel following an indepth survey and questions to the marketplace it concluded that it was no longer necessary to mandate Vodafone and O_2 UK to provide mobile airtime to independent service providers. As a result, no mobile operator in the UK is subject to regulatory obligations to provide airtime to independent service providers.

On September 26, 2001, Oftel commenced the regulatory process to introduce mobile call termination price control obligations into the Telecommunications Act licenses of Orange, O_2 UK, T-Mobile (formerly One2One) and Vodafone.

On December 18, 2001, Oftel announced its intention to refer the matter to the UK Competition Commission. The Competition Commission began its Inquiry on January 7, 2002. The Competition Commission was requested by Oftel to consider whether the current mobile call termination charges act against the public interest. The Inquiry has concluded and Oftel published the Competition Commission's public interest conclusions and recommendations on January 22, 2003. The Competition Commission has recommended to Oftel that the GSM voice termination charges of the four UK mobile operators should be reduced by 15% before July 25, 2003. Thereafter the termination charges of Vodafone and O_2 should fall by Retail Price Index minus 15% per annum for the three years to 31 March 2006 and in the case of Orange and T-Mobile should fall by Retail Price Index minus 14% per annum over the same period.

On January 22, 2003, Oftel announced its intention to commence, in the near future, the process to modify the Telecommunications Act licenses of each mobile operator to effect a 15% reduction before July 25, 2003. The second part of the Competition Commission's recommendation annual Retail Price Index reductions (reductions of annual RPI (inflation) minus X%) cannot be implemented by way of Telecommunications Act license modifications. On July 25, 2003 the UK is expected to implement the new European regulatory framework (Directives adopted by the European Community on March 7, 2002). As a result, on July 25, 2003, all Telecommunications Act licenses issued to telecommunications operators will be revoked and replaced by general conditions of entitlement in accordance with the requirements of the new European regulatory framework. In order to impose a price control on each of the mobile operators after July 25, 2003, Oftel must first conduct a market review and issue determinations that the individual operators possess significant market power in the relevant market. On January 22, 2003 the Director General of Telecommunications stated his intention to review the termination market afresh for the purpose of introducing the new European Telecommunications regulatory framework with effect from July 25 of this year.

Consequently it is expected that Oftel will seek to implement the Competition Commission's recommendations in full. On January 22, 2003, Vodafone announced that it intends to seek a judicial review of the Competition Commission's decisions. Orange considers the Competition Commission's recommended remedy to be disproportionate. Orange has taken steps that will result in an appeal of these decisions.

The creation of OFCOM

On December 12, 2000, the UK government published a Communications White Paper which included measures to change the regulatory framework of the telecommunications industry. In response to the converging nature of telecommunications, broadcasting and Internet services the UK Government proposes that the five sector specific regulatory bodies (Oftel, Radiocommunications Agency, Independent Television Commission, Broadcasting Standards Commission, and the Radio Authority) covering these markets be consolidated into one regulatory body for the communications sector: OFCOM. The main objectives are: to make the United Kingdom the most dynamic and competitive communications and media market in the world; to ensure universal access to a choice of diverse and high quality services; and to ensure that the rights of citizens and consumers are safeguarded. OFCOM would have a primary aim to protect the consumer and would have sector specific powers to promote effective competition in the communications market for the benefit of consumers. Spectrum management will also be included in OFCOM's new responsibilities.

The UK government published a draft bill in May 2002 for consultation. On November 19, 2002, the Government laid the Communications Bill before Parliament. The Bill is now progressing through the Parliamentary process. It is the Government's intention to complete the Parliamentary process so that the Bill is enacted as an Act of Parliament by July 25, 2003 as a means to establish OFCOM and to implement the new European regulatory framework. If the Communications Act is not enacted by July 25, the Government will implement the new European regulatory framework by Statutory Instrument and would expect to complete the enactment of the Bill no later than the autumn of 2003. Upon enactment of the Communications Bill, OFCOM will become the national regulatory authority for the communications sector and Oftel will be dissolved with its functions being wound into OFCOM.

Telecommunications Act licenses

Telecommunications Act licenses permit licensees to install and operate a telecommunications system over which telecommunications services may be provided. Licenses may be granted to individual operators or apply to a class of persons. There are various types of both individual and class licenses. Certain individual licenses for both fixed and mobile networks are designated as public telecommunications operator, or PTO, licenses.

PTOs are generally required to satisfy certain service obligations and other obligations. Holders of PTO licenses are granted certain rights and obligations relating to the installation and maintenance of

apparatus, such as cables and equipment on private or public land, and are permitted to undertake civil construction and public works in the same manner as other public utilities and to undertake certain permitted developments without having to obtain express planning permission. Pursuant to the Telecommunications (Interconnection) Regulations 1997, certain operators — including substantially all PTOs — have a right to request interconnection from, and are subject to a reciprocal obligation to provide interconnection when requested to, another operator.

Some of the obligations contained in Telecommunications Act licenses are effective only when the Director General of Telecommunications has determined that the operator in question has SMP or "market influence" for the purposes of the license. No such determination has been made in respect of Orange UK.

Orange UK holds a mobile PTO license under the Telecommunications Act, which permits it to operate a mobile telecommunications network and a fixed network. Orange UK also has full interconnection rights under the Telecommunications (Interconnection) Regulations 1997. Telecommunications Act licenses were granted for an initial duration of 25 years and are terminable by the Secretary of State for Trade and Industry on 10 years notice given at any time after the end of the fifteenth year. Orange UK's current Telecommunications Act license does not expire until 2020 at the earliest. However, upon implementation of the new European framework on July 25, 2003, Orange's Telecommunications Act license will be revoked and replaced with a general condition of entitlement of unlimited duration.

Orange Paging, formerly Hutchison Paging, ceased activity on June 30, 2001. In November 2002, its license for telecommunications systems and for furnishing radio messaging services was ceded back to the Secretary of State for Trade and Industry.

The DGT may modify the conditions of Telecommunications Act licenses with the licensee's consent, subject to a limited power of veto by the Secretary of State for Trade and Industry. The DGT may also in certain circumstances modify the terms of an individual license where he does not receive objections from the licensee whose licenses are to be modified or if he considers the modification to be "deregulatory." If objections are received, the DGT may decide not to revise the proposal or to refer the matter to the Competition Commission, which will consider whether the proposed modification would be in the public interest.

The DGT must impose modifications if, following a reference by it to the Competition Commission, the Competition Commission considers that the matter referred operates or may be expected to operate against the public interest and the Competition Commission recommends a license modification to prevent or remedy any adverse effects that are identified. Before any license modifications are made, notice must be given to licensees and to all persons likely to be affected by the modifications.

The Secretary of State for Trade and Industry also has power, under the European Communities Act 1972, to modify Telecommunications Act licenses to reflect the provisions of EU Directives.

Freeserve does not hold a license as a public telecommunication operator under the Telecommunications Act. All of its telecommunications activities are regulated by a Telecommunications Service License. The network's infrastructure is supported by Energis, which supplies this service pursuant to a PTO license granted in accordance with Section 7 of the Telecommunications Act.

Equant supplies data services and value added services abroad in virtue of a Telecommunications Service License. This license authorizes the provision of all telecommunication services other than international voice transport, distribution and conditional access. This license enables its holder (Equant) to connect its telecommunications system to almost all other licensed systems and authorizes provision of business services to third parties.

EGN BV and Global One Communications Holdings Limited (wholly-owned subsidiaries of Equant) are authorized by their licenses to operate and exploit network installations of international

transmissions as an irrevocable transatlantic right of use (IRU) originally pursuant to the International Facilities License. These licenses were transformed in 1999 into licenses for PTOs having international installations (a combined PTO/IFL license) since the streamlining of the licensing system in the United Kingdom. These licenses give full rights to national and international interconnection. Equant provided the voice services pursuant to these licenses.

Spectrum allocation

Orange UK and the other mobile network operators in the United Kingdom have been granted Wireless Telegraphy Act licenses that permit such operators to establish and use sending and receiving stations for wireless transmissions in the operation of their mobile networks. Wireless Telegraphy Act licenses allocate portions of the radio frequency spectrum to each mobile network operator.

T-Mobile (formerly One2One) and Orange UK have each been allocated 2 x 30 MHz of the 1800 MHz spectrum for the running of a second generation network (GSM). Vodafone and O_2 UK (formerly BT Cellnet) each have 2 x 17.5 MHz of the 900 MHz spectrum digital GSM networks and have been awarded an additional 2 x 5.75 MHz each of the 1800 MHz spectrum. Vodafone and O_2 UK relinquished 2 x 4 MHz of 900 MHz spectrum upon switching off their analogue networks.

The UK Government has enacted legislation, the Wireless Telegraphy Act of 1998, which enables it to set spectrum fees at a rate above the administrative cost of managing that spectrum and to allow for auctions of spectrum for future services, including UMTS. The Government has confirmed that the existing four mobile operators will not be subject to auctions for the continued use of their current second generation spectrum allocations.

Orange UK is one of five mobile operators licensed to provide third generation mobile services in the UK using UMTS spectrum. The other licensees are Vodafone, O_2 UK, T-Mobile and Hutchison 3G. The licenses were allocated by competitive auction in 2000. Orange UK, O_2 UK and T-Mobile have each been allocated 2 x 10 MHz paired and 1 x 5 MHz unpaired of the UMTS spectrum. Vodafone has been allocated 2 x 15 MHz paired and Hutchison 3G has been allocated 2 x 15 MHz paired and 1 x 5 MHz unpaired of the UMTS spectrum. Hutchison 3G had indicated publicly that it would launch commercial third generation services towards the end of 2002 but has now deferred its commercial launch — probably until at least March 2003.

Orange UK's Wireless Telegraphy Act licenses specify the principal technical requirements that Orange UK must comply with including, amongst other things, the management of the sites from which radio frequencies are emitted and the use of approved apparatus. Inspection obligations are also included. The operation of wireless telegraphy stations can be restricted or the stations can be closed down on a temporary or permanent basis by the Secretary of State for Trade and Industry if Orange UK is in breach of its license or if undue interference is being created. Orange UK may also be required to modify or restrict its use or permanently close down radio equipment in the interests of long term spectrum planning or in the event of a state of emergency being declared. Orange UK's 1800MHz Wireless Telegraphy Act license continues in force until surrendered by it, subject to variation or revocation by the Secretary of State for Trade and Industry.

Pursuant to a consultation by the Radiocommunications Agency on the regulatory issues surrounding the use of license exempt spectrum for public telecommunications services, the British government adopted the Wireless Telegraphy (Exemption) Regulation of 2003, which entered into force on February 12, 2003. The regulation establishes a license exempt frequency spectrum for commercial public access services such as Bluetooth and WLAN and provides supplementary spectrums for broad spectrum mobiles and nomads. Orange believes that with the enactment of an appropriate reglementary framework, the development of these technologies using a license exempt frequency spectrum will complete the services offered under its UMTS spectrum.

Interconnection policy

Mobile systems must connect with the telecommunications systems of other PTOs, both fixed and mobile, in order to complete calls that do not originate or terminate on their system. Operators' rights and obligations to interconnection are governed by the Telecommunications (Interconnection) Regulations 1997 (see "Telecommunications Act Licenses", above), which implement the EC Interconnection Directive. If, after negotiation between the parties, certain interconnection terms cannot be agreed between operators, the DGT can be asked to determine such terms. In addition, the DGT has the power to investigate the terms of an interconnection agreement on his own initiative.

Pursuant to the EU Interconnection Directive, Oftel has determined that British Telecom and Kingston Communications (Hull) Limited have SMP in the fixed-line and rented-line markets in which they operate. Oftel has also held that British Telecom has SMP on the national interconnection market. British Telecom and Kingston Communications (Hull) Limited are also subject to certain additional obligations. No mobile operators have been determined to have SMP in the national market for interconnection and so the principles of transparency and cost orientation for interconnection charges do not apply to the four mobile operators in the UK market. However, as highlighted above Oftel has proposed that a cost oriented price control be imposed on the mobile interconnection rates of the four operators.

Interconnection agreement with British Telecom

Orange UK first entered into an Interconnection Agreement with British Telecom in July 1993.

Under the Interconnection Agreement, Orange UK was required, along with British Telecom, subject to the terms of the agreement, to interconnect, and to keep interconnected, their respective telecommunications systems. Orange UK was also required to order, and British Telecom was required to provide, sufficient interconnection circuits to meet the forecast or actual traffic. Each of British Telecom and Orange UK is required to use reasonable endeavours to provide sufficient switching capacity to meet traffic volumes on each interconnection route and to ensure that busy-hour call completion rates are no less than those normally encountered within Orange UK's system. The Interconnection Agreement also provides for the leasing of fixed links from British Telecom.

In 1996, Orange UK migrated to British Telecom's Revised Standard Interconnection Agreement, the RSIA. This provided Orange UK with the benefits of element-based interconnect charges of the network and cost-sharing on interconnect links. In 1998, Orange UK migrated to British Telecom's "Network Charge Control Interconnect Agreement." This allowed Orange UK to benefit from the lower interconnection charges offered by British Telecom. British Telecom's interconnection charges are set on the basis of long run average incremental costs plus appropriate mark-ups.

Orange UK currently has, or is negotiating with other PTOs for, direct interconnection if and when justified by call traffic. Such connections should reduce the need to route calls through British Telecom.

Price regulation

Mobile telecommunications rates in the United Kingdom are not generally subject to the prior approval or review by regulatory authorities. Only British Telecom, a fixed operator having SMP deriving from its former monopoly, is limited by retail price restrictions imposed by Oftel. Other Telecommunications Act licenses have no retail price restrictions. As noted above, Telecommunications Act licenses do, however, require operators designated as having SMP in the relevant markets to publish the terms and conditions on which they offer certain telecommunications services. Oftel has not designated Orange UK as having SMP for this purpose.

Portability of mobile numbers

Telephone number portability permits subscribers to retain their telephone numbers when changing telecommunications operators. Since January 1, 1999, all holders of wireless public telecommunications operator licenses have been obliged to provide and have offered portability of mobile telephone numbers on request, subject to certain conditions. During October 2001, a new industry number transfer process was adopted by Oftel, reducing the standard transfer timescale from 28 calendar days to seven calendar days. Oftel announced on December 20, 2002 an intention to work with the telecommunications industry in order to improve the portability of its mobile numbers, in particular when a network is forced to cease activities.

Competition Act

The UK Government has enacted a new Competition Act which came into force on March 1, 2000. It grants powers to the industry-specific regulators and to the Director General of Fair Trading for the prohibition of anti-competitive agreements, concerted practices and abuses of a dominant position. The Competition Act introduces third party rights, stronger investigative powers, interim measures and effective enforcement powers, and in particular the power to impose substantial fines and injunctions. These powers will be enhanced once the Enterprise Act 2002 enters into force in the summer of 2003.

The Competition Act gives the Director General of Telecommunications powers, exercisable concurrently with the Director General of Fair Trading, in relation to "commercial activities connected with telecommunications." One effect of the Competition Act is that third parties can bring enforcement actions before the United Kingdom courts directly against telecommunications operators who are in breach of prohibitions, and seek damages, rather than having to wait for the DGT to make a final order to enforce the conditions of the operators' license, as is the case under the Telecommunications Act.

The Enterprise Act was promulgated on November 7, 2002. This Act introduces a number of changes to the competition law regime regarding merger decisions. In addition, the Act allows a number of designated consumer bodies to make "super-complaints" to the Office of Fair Trading (the "OFT") requiring the OFT to investigate any feature or combination of features of a UK market that appears to be significantly harming the interests of consumers. To date no consumer bodies have been designated for this purpose by the Secretary of State. The Department of Trade and Industry is expected to establish the designation criteria and to commence designation during 2003, at a date to be decided by the British government.

E-Money regulations

The Financial Services and Markets Act 2000 (Regulated Activities) Amendment Order 2002 came into force on April 27, 2002 and treats provision of e-money services as a regulated activity requiring the authorization of the Financial Services Authority (FSA).

4.15.4 Other European regulation

Other Member States of the EU

The directives constituting the major elements of the European Union's new regulatory regime must be incorporated into each nation's set of domestic laws no later than July 24, 2003 in order for the member states to apply these legislative provisions as of that date.

In 2002, the majority of the member states undertook public hearings on the implementation of the new legislative framework, and some of them have published draft bills for that purpose.

At December 31, 2002, France Telecom maintained a presence in fifteen European countries in addition to France, with ten of them being European Union member states. It closely monitors the domestic laws and regulations these countries are in the process of adopting in the context of the implementation of

the European directives, so that their domestic laws incorporate provisions of the new directives, i.e., the gradual elimination of ex ante sectoral regulation. A rapid and harmonized transition to the new regulatory framework will allow the new legal system in force in each country to foster free competition, and provide the legal transparency and regulatory flexibility needed to attract investment to this sector.

Impact of EU enlargement

France Telecom is specifically present in two of the ten countries that will be joining the European Union in June 2004 under its expansion: Poland (through its interest in TP Group and PTK Centertel) and Slovakia (through Orange SA's holdings in Orange Slovensko). The European Council also confirmed its intent to accept Bulgaria and Romania into the Union in 2007 at its meeting in Copenhagen on December 12 and 13, 2002.

Orange holds a majority interest in the wireless telephone operator MobilRom in Romania. Membership requires these candidates to undertake a rapid liberalization of their telecommunications sector to satisfy European Union membership criteria.

In Poland, France Telecom and its local partner (Kulczyk Holding) increased their holdings in TP SA in October 2001, from 35% to 47.5%, with France Telecom alone holding 33.93%. France Telecom also holds, through its affiliate FTMI, 34% of PTK Centerel, a subsidiary of the TP Group engaged in wireless telephony (the third largest wireless operator). On April 1, 2002, URTiP was established as the sector's regulatory authority under Polish telecommunications law. URTiP named the TP Group, the legacy operator, as a "dominant" player in the market. This designation implies obligations, subject again to negotiations, for the TP Group, specifically relating to interconnection. The new draft bill provides for the opening of the local loop to alternate operators. With regards to the international telecommunications market, complete liberalization is effective as of January 1, 2003. Within the framework of enlargement, Poland has not negotiated a transition period for telecommunications with the European Union, which means that as of its membership in June 2004, it will adopt the new European directives and make its domestic laws conform.

France Telecom maintains a presence in Slovakia in the areas of wireless telephony, Internet and international IP and data services for multinational companies. At December 31, 2002, Orange SA owned 63.9% of the wireless operator Orange Slovensko (formerly Globtel), which has operated a GSM 900 network since 1997. At December 31, 2002, Orange Slovensko was the leading wireless operator in Slovakia with a market share of 59.7% (source: Orange). In October 2000, Orange Slovensko launched an Internet portal. Equant, which maintains a presence in Slovakia, is the leading data services provider and IP among multinational companies.

4.16 Environmental Policy

Risks Relating to the Environment

France Telecom believes that its activities as a telecommunications operator do not pose a serious threat to the environment. France Telecom's business does not implement any production processes which create a significant threat to rare or non-renewable resources, natural resources (water, air, etc.) or to biodiversity.

France Telecom does use, in the course of its activities and in particular for its central switching equipment, certain equipment, products and substances which may be hazardous to the environment and which are subject to specific regulation. Chlorofluorocarbons (CFCs) are used in the air conditioning and refrigeration in its central switching equipment and halon in its extinguishers. Certain electrical transformers also use polychlorinated biphemyl (PCBs) which will be progressively eliminated as required by regulation, by 2007. France Telecom believes that the risks to the environment resulting from its business, as well as the measurement and evaluation programs and the preventive steps taken, should not lead to any expenses having a material effect on its financial condition. As a result of the limited character of these risks, no provisions for environmental risks have been made by France Telecom. Furthermore, since France Telecom's compliance with environmental regulations is an integral part of its operational processes, expenses relating to this compliance are not accounted for separately and are included in operating expenses.

4.17 Insurance

France Telecom maintains an insurance plan covering its principal risks, underwritten by major insurance and reinsurance providers, and covering the risk of damage to physical assets, operating losses, transport and legal liability for third party damage linked to France Telecom's services and corporate purposes, incurred by third parties, including clients.

The cost of coverage for France Telecom at December 31, 2002 amounted to approximately €28 million for insurance premiums, and approximately €1.3 million for insurance related fees.

As of the fourth quarter of 2002, in view of the state of the insurance and reinsurance market in this domain, the risks of damage to the telephone network's overhead lines caused by events such as the storms which occurred at the end of December 1999, are self-insured.

These policies are being gradually extended to French and foreign subsidiaries of France Telecom, with the notable exceptions of Orange UK and Equant, who have their own coverage, in order to equalize risk coverage and rationalize risk management, and to control the corresponding insurance costs.

These policies reflect the nature of France Telecom's exposures and are in line with accepted terms and conditions for groups of the same size and similar range of activities throughout the world, particularly concerning guaranty limits.

With regard to insurance to cover the risk of civil responsibility relating to the use of substances or products that present environmental risks, risks related to the use of CFCs and PCBs are covered under the current plan, with the exception of PCBs, which are excluded from France Telecom SA's plan starting from April 2003.

France Telecom's self-insurance costs are linked to the rate of occurrence of accidents and disasters. For the past seven fiscal years, the number of accidents affecting France Telecom's above ground network has not, on average, surpassed €15.5 million per year, excluding the occurrence of exceptional disasters in terms of frequency and intensity. For example, in 2000, damages relating to the December 1999 storms increased to €150 million.

Within the framework of its risk management policy, France Telecom regularly identifies risks relating to its activities, through site visits in tandem with its internal engineering services and those of its principal insurers. This type of risk management allows France Telecom to detect potential risks and evaluate them to ensure that the insurance cover in place continues to be appropriate.

Item 5. Operating and Financial Review and Prospects

5.1 Overview

Within the framework of the deregulation of the telecommunications industry implemented in Europe at the beginning of the 1990s, France Telecom has undergone a significant transformation from the historic network operator in France whose main revenue source was fixed line telephony in France, to a company which offers diversified products and services and which has become increasingly international. This transformation is reflected in the growth in the share of France Telecom's revenues from international operations from 4% in 1996 to 41.2% by the end of 2002.

Formerly a public sector operator, France Telecom became a corporation in 1996, and listed its shares in October 1997 on the *Premier marché* of Euronext Paris SA and, in the form of American Depositary Shares, on the New York Stock Exchange.

France Telecom pursued a strategy of external growth until 2001 and since then has achieved internal growth in an increasingly competitive environment, including its goal of reaching critical size in high growth markets on the European level, in particular the wireless and Internet markets. France Telecom's strategy is reflected in the change in composition of its revenues: in 1996, fixed line telephony in France (excluding the Internet) represented 67% of France Telecom's consolidated revenues, while in 2002 it represented only 29%.

With 111.7 million customers worldwide, France Telecom has structured its activities around four segments: the "Orange" segment with its wireless subsidiaries, the "Wanadoo" segment with its mass-market Internet activities and directories, the "Fixed line, voice and data services — France" segment and the "Fixed line, voice and data services — Outside France" segment, which includes Equant and TP Group.

This section contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933), including, without limitation, certain statements made in the sections entitled "5.3 Business Trends" and "5.14 Outlook". Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 Plan, including the "15 + 15 +15" plan and the TOP program, France Telecom's other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuation and market regulatory factors. See "Item 3. Key Information — 3.3 Risk Factors" and the "Cautionary Statement Regarding Forward-Looking Statements".

5.2 France Telecom's Activity and Operational Results

The following table sets forth France Telecom's revenues, operating income before depreciation and amortization and before amortization of actuarial adjustments in France Telecom's early retirement plan and operating income for the years ended December 31, 2001 and 2002 and the percentage changes between these periods presented on a historical and a comparable basis.

France Telecom's management, both at the group and division level, uses operating income before depreciation and amortization and operating free cash flow to evaluate France Telecom's and its individual divisions' operating performance. Operating free cash flow is a measure that permits better evaluation of the efforts of the operating divisions with respect to tangible and intangible investments excluding non-recurring investments (acquisition of licenses).

	Year ended December 31,				
	2002	**2001**	**2001**	**2002/2001**	**2002/2001**
		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical
Revenues	46,630	45,305	43,026	2.9	8.4
Operating income before depreciation and amortization[1]	14,917	12,635	12,320	18.1	21.1
Operating income	6,808	5,252	5,200	29.6	30.9
UMTS/GSM licenses	134	873	873	(84.7)	(84.7)
Tangible and intangible investments (not including UMTS/GSM licenses)	7,441	9,377	8,091	(20.6)	(8.0)
Operating free cash flow[2]	7,475	3,257	4,229	129.5	76.8

(1) Operating income before depreciation and amortization and before amortization of actuarial adjustments in France Telecom's early retirement plan.

(2) Operating free cash flow represents operating income before depreciation and amortization less tangible and intangible investments (excluding acquisitions of licenses).

On a historical basis, France Telecom's revenues increased 8.4%, mainly due to growth in the wireless, international operations and Internet sectors despite a decrease in the fixed line sector in France. Revenues from international operations, which have more than doubled over the past two years, reached 41.2% of consolidated revenues in 2002, compared to 35.8% in 2001.

Operating income before depreciation and amortization increased by 21.1% between 2001 and 2002 mainly due to the consolidation of the TP Group (the Polish operator TP SA and its subsidiaries) and a strong increase in operating income before depreciation and amortization in the growth sectors (wireless, Internet and international), partially offset by a decrease in fixed line services in France. Operating income increased by almost 31%. Over the same period, operating free cash flow increased by 76.8% as a result of the increase in operating income before depreciation and amortization and the significant decrease in tangible and intangible investments (excluding acquisition of licenses) which fell from €8,091 million in 2001 to €7,441 million in 2002, principally as a result of the decreases in the Orange segment.

In order to provide a basis of comparison with the results as of December 31, 2002, results for fiscal 2001 at constant exchange rates are set forth below. In the results presented on a comparable basis, the actual results for fiscal 2002 are presented while the fiscal 2001 results have been adjusted as if the events that occurred in fiscal 2002 had occurred at the same date in fiscal 2001, after eliminating the exchange rate effects by using the average 2002 exchange rate as used in the 2002 income statement.

In previous years, the presentation on a comparable basis included changes in the scope of consolidation and therefore included historical exchange rates and not constant exchange rates. France Telecom believes that the exchange rate in those years had less impact than in 2002, when the changes in the exchange rate for the zloty coincided with the consolidation of the TP Group as well as more significant changes in exchange rates for other currencies, in particular for the British pound sterling.

This permits a more meaningful economic comparison by restating the results for 2001 as France Telecom was configured in 2002. The adjustments consist principally of the events set forth in the table below.

	2001 on a comparable basis	Date event occurred	Revenues	Impact on operating income before depreciation and amortization 2001 on a comparable basis/ 2001 historical[1]	Impact on operating income 2001 on a comparable basis/2001 historical[2]
				(€millions)	
2001 historical data . . .			43,026	12,320	5,200
Consolidation Date					
TP Group (TP SA and subsidiaries)	April 1, 2001	April 1, 2002	3,338	1,163	441
Equant: new scope of consolidation	January 1, 2001	July 1, 2001	992	150	1
Digita	January 1, 2001	July 1, 2001	19	8	2
QDQ Media	January 1, 2001	April 1, 2001	8	(9)	(9)
eresMas	November 1, 2001	November 1, 2002	15	(5)	(13)
Internet Telecom	January 1, 2001	January 1, 2002	13	(5)	(5)
Freeserve	January 1, 2001	March 1, 2001	18	(10)	(12)
Withdrawal from Consolidation					
TE.SA.M: cessation of business	January 1, 2001	July 1, 2001	(1)	13	18
Telecom Argentina: use of equity accounting	January 1, 2001	December 21, 2001	(1,768)	(660)	(197)
FTML Lebanon: transfer of ownership of network to the Lebanese government	August 31, 2001	August 31, 2002	(134)	(65)	(44)
Telelistas	January 1, 2001	January 1, 2002	(21)	(2)	(2)
Compagnie Nouvelle de Traitement des Paiements: use of equity accounting	January 1, 2001	July 1, 2001	(8)	(2)	(2)
Sale of Real Estate					
Impact on depreciation expense of real estate assets	January 1, 2001	December 31, 2001	0	—	120
Impact on rental charges	March 15, 2001	March 15, 2002	0	(199)	(199)
Impact on other entities not affected by changes in the scope of consolidation and other non-material changes			(192)	(62)	(47)
2001 data presented on a comparable basis at 2002 exchange rate			45,305	12,635	5,252
— Impact of exchange rate			(646)	(172)	(52)

(1)   Impact on France Telecom's 2001 operating income before depreciation and amortization (after eliminations) presented on a comparable basis.

(2)   Impact on France Telecom's 2001 operating results (after eliminations) presented on a comparable basis.

On a comparable basis, revenue increased 2.9% at December 31, 2002, operating income before depreciation and amortization increased 18.1% and operating income increased 29.6%, emphasizing the growth in France Telecom's operational profitability. This growth is mainly due to the increases in the wireless, Internet, and international services, despite the decrease in the fixed line business in France. The effect of the change in exchange rates on the calculation of 2001 figures presented on a comparable basis with the 2002 exchange rate amounts to a reduction of €646 million in revenues, €172 million in operating income before depreciation and amortization, and €52 million in operating income. In addition, by better focusing on the growth sectors and by continuing its management improvements, France Telecom's operating income before depreciation and amortization to revenues ratio increased from 27.9% presented on a comparable basis at December 31, 2001 to 32.0% at December 31, 2002. The operating free cash flow increased by 129.5%.

The financial information presented in this Item 5 is presented as follows:

- information on segments which are presented in the following paragraphs are given before elimination of inter-segment operations, unless indicated otherwise; and

- all figures presented on a comparable basis are calculated with a constant exchange rate, unless indicated otherwise.

Net income (loss) amounted to a loss of €20,736 million in 2002 compared to a loss of €8,280 million in 2001.

Provisions and exceptional write-downs at December 31, 2002 had an impact of €18,661 million on consolidated net loss and mainly concern:

- MobilCom for €7,290 million;

- NTL for €1,641 million;

- Wind for €1,404 million;

- an exceptional depreciation of Equant's goodwill amounting to €4,300 million;

- Orange restructuring costs amounting to €423 million;

- a provision of €571 million relating to the obligation to repurchase shares of TP SA held by Kulczyk Holding;

- the depreciation of assets in the Ivory Coast (CI Telecom and Côte d'Ivoire) representing €244 million;

- goodwill depreciation at Orange Communications SA of €872 million;

- goodwill depreciation at JTC (Jordan) of €115 million; and

- a €1,800 million provision recorded against the amount of deferred taxes at December 31, 2002 relative to the consolidated tax regime France Telecom SA.

Interest expense (net) amounted to €4,041 million in 2002 compared to €3,847 million in 2001. Foreign exchange fluctuations had a positive impact in 2002 of €136 million compared to a negative impact of €337 million in 2001.

Other non-operating income/(expense) in 2002 amounted to an expense of €886 million before provisions and exceptional write-downs compared to income of €3,476 million in 2001. This item includes the capital gains or losses on sales of investment securities which amounted to €941 million in 2002 compared to €2,576 million in 2001.

After taking into account the provisions and exceptional write-downs, the other non-operating income/(expense), net amounted to an expense of €12,849 million in 2002 compared to an expense of €5,904 million in 2001 (particularly as a result of provisions for and exceptional depreciation of MobilCom, NTL, the Equant CVRs and Telecom Argentina).

Equity in net income/(loss) of affiliates represented a loss of €367 million for the year ended December 31, 2002 against a loss of € 890 million the previous year.

Income taxes in 2002 amounted to an expense of €699 million before provisions and exceptional items compared to €1,434 million in 2001. After taking into account provisions and exceptional items, income taxes amounted to an expense of €2,499 million in 2002 compared to a benefit of €2,932 million in 2001.

The net debt of France Telecom at December 31, 2002 was €68,019 million compared to €69,696 million at June 30, 2002 and €63,423 million at December 31, 2001. This net debt also includes €11,192 million in convertible or exchangeable bonds (€10,750 million at December 31, 2001).

5.2.1 Orange

Representing 44.4 million clients in its majority-owned subsidiaries at December 31, 2002, this segment combined most of France Telecom's wireless activities under its subsidiary Orange SA.

Orange SA's wholly-owned or majority-owned subsidiaries include, in particular, Mobistar (Belgium), Dutchtone (The Netherlands), OCH (Switzerland), Orange Romania (Romania), Orange A/S (Denmark), Orange Slovensko (Slovakia), as well as Orange Côte d'Ivoire (Ivory Coast), Orange Cameroun, Société Malgache de Mobiles and Orange Dominicana in the Dominican Republic. The subsidiaries of Orange SA also include TA Orange (Thailand) since March 27, 2002. In addition, France Telecom transferred its 71.25% interest in MobiNil to Orange on July 1, 2002. This transfer was paid for in cash for a total price of € 324 million.

Orange SA's minority shareholdings include, in particular, Wind (Italy), Optimus (Portugal) and Connect Austria (Austria). France Telecom also holds 28.3% of MobilCom. See "Item 5. Operating and Financial Review and Prospects — 5.6.7 Net Income — Exceptional provisions and exceptional amortization."

Orange has attained a strong competitive position, especially in its two principal markets, France and the United Kingdom. In France, Orange France is the leading wireless communications provider based on number of users with a market share of approximately 49.8% in 2002, compared to 48.2% in 2001 and approximately 19.2 million registered customers (including French Overseas Departments) at December 31, 2002 compared to 17.8 million at December 31, 2001. In the United Kingdom, Orange's network operator is the leading operator in terms of market share. Orange UK, maintained its position as a leader with a market share of active clients estimated at approximately 27% at December 31, 2002 compared to approximately 28% in 2001, representing approximately 13.3 million active customers at December 31, 2002 and 12.4 million at December 31, 2001. Orange's controlled subsidiaries outside of France and the United Kingdom had approximately 11.8 million customers at December 31, 2002.

In order to remain one of the leading operators able to offer a broad range of services at an international level, Orange has participated in several UMTS license award procedures in Europe. The table below lists the acquired UMTS licenses at December 31, 2002.

Country[1]	Company	France Telecom's Interest (in %)[2]	Cost of the license at the date of acquisition (€ billions)	Awarded	Period (years)
The Netherlands	Dutchtone	86.3%	0.44	July 2000	15
UK	Orange Personal Communications Services	86.3	6.60	September 2000	20
Italy	Wind[3]	22.9	2.43	October 2000	15
Austria	Connect Austria	15.1	0.12	November 2000	20
Switzerland	Orange Communications	86.3	0.04	December 2000	15
Portugal	Optimus	17.4	0.10	December 2000	15
Belgium	Mobistar	43.8	0.15	March 2001	20
France	Orange France	86.3	0.62 plus 1% of annual receipts from UMTS	August 2001	20
Denmark	Orange A/S	58.0	0.10	September 2001	20
Luxembourg	Orange Luxemburg SA	86.3	0.2% of annual UMTS revenues	June 2002	15
Slovakia	Orange Slovensko	55.1	0.04 plus 0.08% of annual UMTS revenues	June 2002	20

(1)   Orange SA holds a 28.3% shareholding in MobilCom which has obtained a UMTS license in Germany for €8.37 billion, which has been entirely depreciated. Orange SA also holds a 100% shareholding in Orange Sverige which has obtained a UMTS license in Sweden for a nominal price, which has been entirely depreciated.

(2)   Direct or indirect holding including the dilution following the listing of Orange SA.

(3)   Orange signed an agreement on March 20, 2003 relating to the sale of its interest in Wind to Enel.

Orange does not expect to tender for new UMTS licences involving significant costs.

The high cost of UMTS licenses and investments as well as necessary expenses for the success of this technology could impact France Telecom's activity, financial situation and operating profits. The information relating to the risks regarding UMTS licenses are discussed in more detail in "Item 3. Key Information — 3.3.1 Risk Factors Relating to France Telecom's Business — The high cost of UMTS licenses, and investments and expenses necessary for the success of this technology, could adversely affect the business, financial condition and results of operations of France Telecom."

The Orange segment had revenues of €17,085 million in 2002, an increase of 12.2% compared to revenues presented on a comparable basis of €15,227 million in 2001. The revenues on a historical basis were €15,087 million in 2001 compared to €9,025 million in 2000. Operating income before depreciation and amortization in 2002 amounted to €5,146 million, representing an increase of 52.6%, compared to €3,371 million in 2001 on a comparable basis. Operating income before depreciation and amortization in 2001 was €3,288 million on a historical basis compared to €1,668 million in 2000. The tangible and intangible investments for the year 2002 amounted to €3,370 million compared to €4,303 million on a comparable basis for 2001, including €88 million earmarked for the acquisition of UMTS and GSM licences (€873 million on a comparable basis for 2001). Operating free cash flow increased, growing from negative €59 million on a comparable basis in 2001 to €1,865 million in 2002.

5.2.2 Wanadoo

Wanadoo combines France Telecom's Internet and directories activities, targeting both the consumer market and the business market. Wanadoo is Europe's second largest Internet access provider with over 8.5 million active subscribers at December 31, 2002, and the third largest European directories group with revenues of approximately €880 million at December 31, 2002. Present in all components of the Internet market, Wanadoo offers access options (dial-up, ADSL and cable Internet access), portals, site hosting, directories, e-commerce and pay services.

During 2002, Wanadoo acquired eresMas in Spain and MyWeb in The Netherlands, which strengthened the development of its European Internet access provider and portals activities.

These acquisitions were carried out under the following terms:

- Acquisition of eresMas (see Note 3 in the Notes to the Consolidated Financial Statements): Auna contributed 100% of the eresMas share capital to Wanadoo for €255 million. To finance this acquisition, Wanadoo issued 53,622,000 shares, generating a diluted profit of €35 million. Goodwill from the acquisition amounted to €283 million and is amortized over a 20 year period starting November 1, 2002, resulting in approximately €3 million in goodwill amortization in 2002. The impact that the change in the scope of consolidation had on Wanadoo's net debt amounted to €42 million.

- Acquisition of MyWeb: The cost of the acquisition amounted to €4 million, and goodwill amounted to €6 million (the net amount acquired was negative). The impact on the balance sheet was not significant.

Wanadoo's activities include the following:

- Access: Wanadoo is the second largest Internet access provider in Europe with approximately 8.535 million customers at the end of December 2002 compared to 6.067 million in 2001 (on a historical basis). Wanadoo is the leader in France and the United Kingdom and the joint leader in Spain, with 3.9 million, 2.6 million and 1.5 million active customers, respectively, at December 31, 2002 (compared to 3.0 million, 2.2 million and 0.4 million, respectively, at December 31, 2001 on a historical basis). It also offers access services in The Netherlands, Belgium (sold by Wanadoo on February 6, 2003) and Morocco, with 574,000 active customers.

- Portals: Wanadoo also offers a network of portals and Internet sites with large audiences in Europe, which generated 1.7 billion pages viewed and 15.2 million unique visitors in December 2002 (source: Nielsen). Wanadoo's portals and Internet sites reached approximately 67.2% of the Internet audience in France, over 26.7% in the United Kingdom, almost 44.4% in Spain, and 25.4% in The Netherlands (source: Nielsen Home). Outside France, this network includes Freeserve in the United Kingdom, the Wanadoo home portal for customers in Spain (including eresMas), and also extends to The Netherlands, Belgium (sold by Wanadoo on February 6, 2003) and Morocco, with the latter three deploying a similar model, based on local content.

- E-commerce: Alapage recorded over a million orders in 2002, including approximately 227,700 for December 2002 alone (approximately 202,000 in December 2001).

- Directories: Wanadoo publishes and handles advertising for telephone directories (*Pages Jaunes* and *L'Annuaire*) as well as specialized directories in France (Pages Pro) and internationally, particularly in Spain (directories sold under the QDQ brand). Wanadoo offers a complete range of printed and online advertising. At December 31, 2002, it had contracts with approximately 638,000 advertising clients in Europe, including 555,800 in France and approximately 83,000 in Spain. More than 238,000 of its advertising clients advertise on the Internet, 230,600 of these in France and 7,400 in Spain. *Pages Jaunes* is the leading Internet site for local advertising in terms of audience. In France, *Pages Jaunes* is the leading Internet site in terms of publicity-generated revenue, and is the leading online directory in Europe in terms of audience.

Revenues from the "Wanadoo" segment grew 30.5% in 2002 to €2,075 million compared to the 2001 revenues presented on a comparable basis of €1,589 million. Revenues on a historical basis amounted to €1,563 million in 2001 compared to €1,111 million in 2000. Operating income before depreciation and amortization amounted to €90 million in 2002 compared to negative €60 million on a comparable basis in 2001. Operating loss before depreciation and amortization on a historical basis was €64 million in 2001 compared to a loss of €66 million in 2000. Tangible and intangible investments for the year 2002 stood at €108 million compared to

€110 million on a comparable basis in 2001. The operating free cash flow significantly increased from negative €169 million on a comparable basis for 2001 to negative €18 million in 2002.

5.2.3 Fixed line, voice and data services — France

This segment combines France Telecom's fixed line services in France, including fixed line telephony, data transmission services for business customers, television broadcasting, cable television and equipment sales and calling.

France Telecom's fixed line telephony activities are progressively being opened to competition: long-distance calls was opened to competition on January 1, 1998, while the local market was opened on January 1, 2002. (See "Item 4. Information on France Telecom — 4.3.3 Fixed line, voice and data services in France — Fixed line telephony.")

Affected at the beginning of 2002 by the impact of the automatic transfer to France Telecom's competitors of the local traffic of customers who had preselected their operators, France Telecom's share of the local traffic market experienced much less erosion in the second half of the year. France Telecom estimates that its share of the local calling market stood at 80.9% in December 2002, compared to 82.7% in June 2002 and 96.8% in December 2001.

Furthermore, France Telecom's share of the long-distance (domestic and international) market stabilized in 2002 at its 2001 levels; France Telecom estimates that this was at 64.3% in December 2002, compared to 64.6% in December 2001.

At the same time, the unbundling of the local loop was implemented. (See "Item 4. Information on France Telecom — 4.15.2 French Regulation — Unbundling of the local loop.") At February 1, 2003, there were 10,440 unbundled lines, including 9,027 partially unbundled lines and 1,413 fully unbundled lines. Partial unbundling allows third-party operators to market ADSL plans.

Revenues from "Fixed line, voice and data services — France" decreased 2.9% to €22,379 million in 2002, compared to 2001 revenues presented on a comparable basis of €23,045. Revenues on a historical basis amounted to €23,231 million in 2001 compared to €20,793 million in 2000. Operating income before depreciation and amortization amounted to €7,387 million compared to €7,684 million on a comparable basis in 2001. Historical operating income before depreciation and amortization amounted to €7,902 million in 2001, against €8,142 million in 2000. Tangible and intangible investments for the year 2002 stood at €2,101 million compared to €2,732 million on a comparable basis in 2001. Operating free cash flow increased slightly from €4,952 million on a comparable basis in 2001 to €5,287 million in 2002.

5.2.4 Fixed line, voice and data services — Outside France

This segment includes the following activities:

- TP Group : including TP SA, the Polish telecommunications operator, and its subsidiaries, in particular PTK Centertel for wireless business, since April 1, 2002. The consortium formed by France Telecom and Kulczyk Holding holds 47.5% of TP SA, of which 33.93% is held by France Telecom. TP Group contributed revenues of €3,471 million in 2002 and operating income before depreciation and amortization of €1,453 million. Tangible and intangible investments for the year 2002 amounted to €1,045 million.

- Equant is in the field of worldwide data transmission services for businesses. Following the acquisition of Global One in early 2000, France Telecom completed the acquisition of Equant in June 2001, and then merged the two companies to create Equant, a world leader in business data and IP services. At December 31, 2002, France Telecom held 54.2% of this new Equant group. Equant contributed revenues of €3,156 million in 2002 and operating income before

depreciation and amortization of €200 million. Tangible and intangible investments in 2002 amounted to €392 million.

- The activities of the other subsidiaries in the rest of the world, which are involved mainly in fixed line telephony outside France, cable television outside France, as well as the France Telecom wireless businesses not yet contributed to Orange SA.

The "Fixed line, voice and data services — Outside France" segment had revenues of €9,806 million in 2002, an increase of 2.2% compared to €9,593 million of revenues on a comparable basis in 2001. Revenues on a historical basis amounted to €7,382 million in 2001 and €5,936 million in 2000. Operating income before depreciation and amortization amounted to €2,312 million in 2002, an increase of 43.5%, compared to €1,611 million on a comparable basis in 2001. Operating income before depreciation and amortization on a historical basis was €1,165 million in 2001 and €1,044 million in 2000. Tangible and intangible investments for the year 2002 amounted to €2,085 million, compared to €3,105 million on a comparable basis in 2001. Operating free cash flow increased from negative €1,494 on a comparable basis in 2001 and turned into a positive €273 million in 2002.

5.3 Business trends

The composition of France Telecom's revenues has evolved since 1996, as its activities have centered less and less around fixed line telephony in France, which was historically its main revenue source (fixed line telephony comprised 67% of France Telecom's revenues in 1996, compared to 29% in 2002) and have become increasingly concentrated on wireless, Internet, and international activities.

France Telecom expects that this change in its revenue structure will continue, and that the contribution of these activities to its revenues will continue to grow. Wireless and Internet services present different characteristics in terms of operating margins, profitability and cash flow. Evolution of the revenues from fixed line telephony in France is, among other things, affected by the increase in the use of wireless services and by the opening of the market to increased competition in the fixed line telephony sector.

Operating income before depreciation and amortization totaled €14.9 billion for the year 2002 compared to €12.3 billion for the year 2001 (an increase of 21%) and compared to €10.8 billion for the year 2000 (an increase of 14% in 2001 compared to 2000). The ratio of operating income before depreciation and amortization to revenue was 32.0% in 2002, compared to 28.6% (historical) and 27.9% (on a comparable basis) in 2001. Over the same period, operating free cash flow rose to 76.8% due to the increase in operating income before depreciation and amortization and the significant decrease of intangible and tangible investments (excluding acquisition of licenses) from €8,091 million in 2001 to €7,441 million in 2002.

For information on the risks related to the changes in France Telecom's profit margins due to the trends in its activities, see "Item 3. Key Information — 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries".

For information regarding risks related to France Telecom's level of indebtedness, see "Item 3. Key Information — 3.3.1 Risk Factors Relating to France Telecom's Business — France Telecom has substantially increased its outstanding debt to finance acquisitions and investments. If it is unable to reduce its indebtedness, France Telecom may face liquidity shortfalls.

5.4 Critical Accounting Policies and Estimates

France Telecom's discussion and analysis of its financial condition and results of operations are based upon France Telecom's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in France. France Telecom's reported financial condition

and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of its financial statements. France Telecom bases its estimates on its experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of its assets and liabilities. Due to different assumptions and situations, the actual results may differ significantly from these estimates.

The selection and application of the accounting policies by France Telecom, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions of management are factors to be considered when reviewing France Telecom's Consolidated Financial Statements.

Critical accounting policies under French GAAP

France Telecom's management believes the critical accounting policies described below involve the most significant judgments and estimates used in the preparation of its consolidated financial statements under French GAAP. For a discussion of certain critical accounting policies under US GAAP, see "5.16 Critical accounting policies under US GAAP".

Accounting for long-lived assets

Property, plant and equipment and intangible assets other than goodwill are recorded at their acquisition cost. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition and their useful lives over which the costs of acquiring these assets are charged to the income statement.

Other intangible assets and plant, property and equipment are depreciated when, due to events and circumstances arising in the period. The determination of such impairments involves the use of estimates, which include but are not limited to the cause, the timing and the amount of the impairment. Among impairment indicators, France Telecom typically considers obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators. When impairment is deemed necessary in the light of those indicators, the recoverable value of the assets is estimated by France Telecom's management. The recoverable value is the higher of the realizable value and the value in use. Impairment tests are performed by group of assets by comparing the recoverable value and the carrying value (when a depreciation charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value).

For assets destined to be kept and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic advantages from its use and disposal. It is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecast operating conditions used by the management of France Telecom or by reference to the cost of replacement taking into account asset ageing or cost of technology. For assets destined to be divested, the recoverable value is determined on the basis of the realizable value, and this is assessed on the basis of market value.

Goodwill

The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and the liabilities assumed. Such an allocation is based on management's judgment. The useful lives assigned to different goodwill are estimates based on management's assumptions and defined objectives at the time of the acquisition. As of December 31, 2002, the net book value of goodwill amounted to approximately €27.7 billion.

The recoverable value of goodwill is subject to review annually and when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant adverse changes, other than temporary, in the business environment, or in assumptions or expectations considered at the time of the acquisition.

The degree of analysis with which France Telecom assesses the recoverable value of goodwill relating to its principal sub-groups is as follows:

- the recoverable value of Orange is assessed at the level of the segment resulting from the regrouping of the acquired mobile activities of Orange plc and those held previously by France Telecom;

- the recoverable value of Equant is assessed at the level of its sub group in which the previously held activities in Global One have been integrated;

- the recoverable value of Wanadoo is assessed at the level of each of its two activities : Internet activities (present notably in France, England and Spain) and directory activities (present notably in France and Spain);

- the recoverable value of TP Group is assessed at the level of its sub group.

France Telecom estimates that this level of analysis reflects:

- the business and market characteristics similar in each of the entities under review (technology, trademark, customers, marketing),

- the sharing by these entities of common resources (tools, R&D, management, financing),

- the strategic premiums accepted by France Telecom to acquire these activities in order to regroup them with those held previously within coherent sub groups benefiting from increased development potential.

For the other consolidated companies, including equity accounted companies, the recoverable value is assessed on an individual basis.

The necessity to record impairment is assessed by comparison of the consolidated carrying value of the activity with its recoverable value. The recoverable value is the higher of the realizable value and the value in use.

The realizable value is determined as the best estimate of the sales value net of costs of exiting the activity within a transaction at normal market conditions. This estimate is valued on the basis of available market information taking into account particular circumstances.

Given the short term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preferences to the discounted cash flow method when assessing value in use. These are determined using economic assumptions and forecast operating conditions used by the management of France Telecom, as follows:

- the cash flows are those of business plans issued from a process of strategic planning, over an appropriate timeframe between 5 and 10 years,

- beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity,

- the discounting of these flows is performed using rates deemed appropriate by management to the nature of these activities.

Where a disposal has been decided, the recoverable value is determined with reference to the realizable value.

These estimates, as well as the use of certain valuation methods, are the basis for the evaluation of the value in use of goodwill and therefore the amount of any impairment.

Investment securities

France Telecom holds minority interests in companies having operations or technology in areas within its strategic focus. Those investments include listed securities with highly volatile share prices and non-listed securities for which fair value is difficult to estimate. At December 31, 2002, the net book value of investment securities and related receivables amounted to €1.4 billion. France Telecom's management records an impairment charge on any such investment when the carrying value is higher than the value in use. The determination of the value in use by France Telecom's management is based on several criteria such as market price, future development of the investment, profitability outlook, net equity and specific items for each investment. The mix of these criteria might change, depending of France Telecom's management view of each investment's strategic interest and given the consequences of stock market changes. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge in the future.

Deferred taxes

As of December 31, 2002, France Telecom recorded deferred tax assets amounting to approximately €3.9 billion net of valuation allowances and deferred tax liabilities. This balance consists primarily of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and loss carry-forwards losses mainly related to France Telecom SA, the parent company. The realization of deferred tax assets is reviewed by France Telecom's management using each entity's tax results forecast based on budgets and strategic plans. Valuation allowances are recorded in respect of deferred tax assets to the extent that the recovery of the related taxes is not considered probable. If France Telecom's management were to consider that certain deferred tax assets for which allowances had been made were to be realized, a previously recorded valuation allowance would be fully or partially reversed.

Accrued liabilities

Provisions are recorded when, at the end of the period, there is an obligation of the group to a third party which is probable or certain to create an outflow of resources to the third party, without at least equivalent return expected from the third party. This obligation may be legal, regulatory or contractual in nature. It may also be derived from the practice of the group or from public commitments having created a legitimate expectation for such third parties that the group will assume certain responsibilities.

To estimate the expenditure that the group is likely to bear to settle its obligation, France Telecom's management takes into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded; information is then presented in the notes to the financial statements.

Contingencies, representing an obligation which is neither probable nor certain at the time of drawing up the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded. Information about them is presented in the notes to the financial statements.

Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount accrued at closing date.

5.5 Recent Developments
Second tranche of real estate sale

On June 25, 2002, France Telecom reached an agreement regarding the sale of 457 assets for €510 million. On January 31, 2003, the sales deeds were signed for 193 of these assets for €206 million which was received the same day.

The agreement provides for the signing of the other sales deeds before May 31, 2003. France Telecom estimates that the amount coming from these sales will represent at least 90% of the total amount provided for in the agreement.

Casema

Following the decision by Liberty Media to withdraw from discussions relating to the purchase of Casema Holding B.V., the third operator of cable television in The Netherlands, after the announcement by the Dutch competition authorities of their intention to move to a phase 2 examination of the transaction, France Telecom continued discussions with other potential acquirers, which on January 28, 2003 resulted in the sale of 100% of Casema to a consortium of financial investors composed of Carlyle, Providence Equity and GMT Communications Partners. The transaction values the company at an enterprise value of €665 million.

The cash amount paid on this transaction was allocated partly to the repayment of the bank borrowings which amounted to €163 million with the remainder, €502 million allocated to repayment of shareholder advances made by France Telecom to Casema.

Recent loans

As part of its €30 billion Euro Medium Term Notes (EMTN) program renewed on October 10, 2002, France Telecom issued notes in January and February 2003 in an aggregate amount of €6.4 billion (see Note 14).

On February 6, 2003 France Telecom signed a new three-year €5 billion syndicated credit line. This new line replaces Tranche A of €5 billion of the syndicated loan of €15 billion of February 2002, which would otherwise have become due in February 2003, France Telecom having chosen not to take the option of renewing this tranche. The €10 billion Tranche B of the February 2002 syndicated loan maturing February 2005 remains in place (see Note 14).

NTL

On January 10, 2003, NTL, the American cable operator in Europe, announced that it had completed its restructuring plan, pursuant to the voluntary bankruptcy filing under Chapter 11 of the U.S. bankruptcy laws (See "Item 4. Information on France Telecom — 4.5 Divestitures — Withdrawal from NTL" and Notes 8 and 10 in the Notes to the Consolidated Financial Statements).

Eutelsat

France Telecom SA concluded on February 4, 2003 with Eurazeo an agreement over the sale of its investment (23.1%) in Eutelsat to a holding company created for this purpose, and majority controlled by Eurazeo. This transaction remains subject notably to the approval of the related regulatory authorities. It does not undermine the commercial contracts signed with Eutelsat by the France Telecom group and its subsidiaries in the course of their ordinary activities.

The amount of the transaction values the shareholders' equity of Eutelsat at €1.93 billion and France Telecom SA's share (23.1%) at €447 million. France Telecom will reinvest approximately €70 million in the holding company, to hold 20%. Given the reinvestment of France Telecom in the holding company, the net cash to be received by France Telecom from this transaction will amount to approximately €370 million.

The closing date of this transaction is planned for the second quarter of 2003.

European Commission Inquiry

On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure mainly relates to the financial measures announced by the French State on December 4, 2002. See "Item 7. Major Shareholders and Related Party Transactions — 7.4 Related Party Transactions — Relationship with ERAP". On that date, the French State announced that it would participate, along with private investors, in France Telecom's capital increase and that it was prepared to anticipate its participation in the capital increase through a shareholder's loan.

The inquiry also covers the special tax regime resulting from France Telecom's historical legal status since 1991. The European Commission has not ruled out that the various measures examined gave France Telecom an advantage that constitutes State aid.

France Telecom believes that the participation of the French State as a majority shareholder in the company's action plan is consistent with that of an informed private market investor and does not include any State aid. With respect to the French business tax ("*taxe professionelle*"), until last year, France Telecom was historically subject to a special business tax regime. Pursuant to the financing law of 2003, the special business tax regime was abolished.

The opening of an investigative procedure does not prejudice the final decision of the European Commission regarding the nature of the State's participation in the Ambition FT 2005 plan launched by the new management of France Telecom and on the tax regime to which France Telecom was subject until 2002.

For information on risks related to the European Commission investigation, see "Item 3. Key Information — 3.3.1 Risks Relating to France Telecom's Business — Investigation by the European Commission regarding potential state aid in favor of France Telecom."

General Shareholders' Meeting of February 25, 2003

During the general shareholders' meeting of February 25, 2003, the shareholders authorized the board of directors to issue perpetual bonds redeemable into shares (TDIRAs) of France Telecom, reserved to the banks and equipment suppliers of MobilCom (See Note 18.1 in the Notes to the Consolidated Financial Statements):

- For a maximum nominal amount of €4,844,837,080.00 for the issue reserved to the members of the banking syndicate
- For a maximum nominal amount of €1,255,505,360.00 for the issue reserved to the two equipment suppliers.

Each bond will be reimbursable in a number of shares to be issued by France Telecom such that the amount for France Telecom will be equal to €47 per share for €4 nominal amount of the bonds (subject to the anti-dilution adjustments necessary to preserve the rights of the shareholders according to law).

During the same general shareholders' meeting, the shareholders notably also gave the board of directors the authorization for a duration of twenty-six months to issue, in an issue reserved to existing shareholders or otherwise, ordinary shares or financial instruments giving access to such shares, for a maximum nominal share capital increase of €30 billion (see Note 21 in the Notes to the Consolidated Financial Statements).

Cancellation of own shares

Given the legal obligation to maintain the State's share in the capital of France Telecom above 50% on a fully diluted basis, the Board of Directors of February 25, 2003 decided to cancel 3 million own shares held prior to the issuance of the TDIRA authorized by the shareholders' meeting of February 25, 2003. For more information on the general effect of this cancellation and the legal formalities for publication, see "Item 9. The Offer and Listing — 9.4 Purchase by France Telecom of its Own Shares".

Issue of perpetual bonds redeemable into shares (TDIRA)

On March 3, 2003 France Telecom issued perpetual bonds redeemable into shares ("TDIRA") for €6,072,940,500 of which €4,820,931,000 for the banking syndicate and €1,252,009,500 for Nokia and Ericsson, in accordance with the MC Settlement (see Note 18.1 and Note 30 in the Notes to the Consolidated Financial Statements).

These TDIRA bear interest at an initial rate of 7% for the first 7 years and Euribor plus 3% thereafter. These two rates may be reduced to 6.5% and 3 month Euribor plus 2.5%, respectively, if, among other conditions, the rating of France Telecom is improved by two notches compared to its current rating. France Telecom may defer payment of a coupon as long as a general shareholders' meeting has not voted in favor of a distribution of dividends or the board of directors has not distributed an interim dividend during the 12 months prior to coupon payment date. These deferred interest amounts will bear interest at 12 month Euribor until they are paid. Such deferred interest must be fully paid, with interest, at the date of payment of the coupon following any decision to distribute dividends or interim dividends or to repurchase shares.

This interest will be recorded each year in the statement of Income. The accrued and/or capitalized interest with deferred payment will be presented as a liability outside the caption "non refundable funds and assimilated".

The board of directors of France Telecom has not proposed the payment of any dividends for 2002.

The TDIRA are reimbursable in new shares of France Telecom for parity of 300 shares per TDIRA of €14,100 nominal. This rate will be adjusted to preserve the rights of holders, in accordance with the law. Moreover, for the first seven years the rate of reimbursement of TDIRA allocated to the banking syndicate will be adjusted to neutralize distributions of dividends, if such distributions have not already been adjusted.

The TDIRA have been listed on the *Premier marché* (international section) of Euronext and an offering document registered with the *Commission des Opérations de Bourse* was issued on February 24, 2003 under visa No. 03-092. The initial subscribers have committed not to sell their TDIRA for a period which will expire six months following any France Telecom share capital increase open to the public and in any case at the latest on June 30, 2004.

Wind

France Telecom signed an agreement with Enel on March 20, 2003 relating to the sale of its 26.6% interest in Wind. This transaction remains contingent upon approval by the regulatory authorities.

The net proceeds of the sale amounts to approximately €1.3 billion, valuing the company at €5 billion. Price adjustment clauses provide for price increases in the event that Enel sells, before December 31, 2004, all or part of its Wind shares for a price which would value Wind at higher than €5 billion. The agreement also provides for the reimbursement of the approximately €0.2 billion shareholder advance that France Telecom granted to Enel as well as the release of the counter-guarantees that France Telecom granted to Wind to cover a portion of the guarantees that Enel granted to financial institutions relating to deferred payment of Wind's UMTS license and annual payments made by Wind for rights of way to Italian railroads. The shareholders' agreements governing the relationships between Enel, France Telecom and Wind will be terminated in order to effect the sale. See "5.10.6 Other commitments—Off balance sheet commitments related to investment securities". France Telecom has agreed to not re-establish itself on the Italian fixed line, wireless and data transmission market sectors, with the exception of Internet and directory services, before December 31, 2004.

5.6 Analysis by Segment — 2002 vs. 2001

France Telecom operates in the telecommunications business sector, separating its business into segments that it has identified on the basis of operational criteria such as growth potential of relevant markets, France Telecom's overall investment strategy and potential profitability. France Telecom has defined its four segments as follows: "Orange", "Wanadoo", "Fixed line, voice and data services — France", and "Fixed line, voice and data services — Outside France." France Telecom's segments may change in the future as a result of its strategic decisions.

The information presented below is shown before inter-segment eliminations except when stated otherwise (See Note 22 in the Notes to the Consolidated Financial Statements).

5.6.1 Orange

The "Orange" segment encompasses France Telecom's wireless activities in France, the United Kingdom and the rest of the world, other than some wireless operations not intergrated in this segment (i.e. Voxtel in Moldova, FTML in Lebanon and PTK Centertel in Poland).

The figures presented on a comparable basis for 2001 set forth in the following table reflect the fact that the wireless businesses in Egypt (Mobinil, ECMS and MMEA) were transferred on July 1, 2002 from the "Fixed line, voice and data services — Outside France" segment to the "Orange" segment.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
		(€ millions, except percentages)		(% change)	
Network revenues	15,488	N/A	13,434	N/A	15.3
Revenues	17,085	15,227	15,087	12.2	13.2
Operating income before depreciation and amortization[1]	5,146	3,371	3,288	52.6	56.5
Operating income before depreciation and amortization/network revenues	33%	N/A	24%		
Operating income	2,782	1,491	1,440	86.5	93.1
Investments in UMTS/GSM licenses	88	873	873	(89.9)	(89.9)
Investments in tangible and intangible assets (other than licensing fees)	3,281	3,430	3,356	(4.3)	(2.2)
Operating free cash flow[2]	1,865	(59)	(68)	N/S[3]	N/S[3]
Average number of full-time employees	30,876	30,561	29,970	1.0	3.0

(1) Operating income before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.

(2) Operating Free Cash Flow: Operating income before depreciation and amortization less tangible and intangible investments, (excluding acquisitions of licenses).

(3) Non-significant

Orange revenues increased 13.2% in 2002, on a historical basis. This increase is in line with the 15.3% growth in recurring network revenues which is partially offset by a decline in equipment sales due to the increasing maturity of the markets in which Orange operates (particularly in the United Kingdom). The growth of network revenues was essentially due to the increase in the number of customers, which demonstrates the success of Orange's integration efforts and the strength of the Orange brand roll-out. At December 31, 2002, the total Orange customer base increased 13.0%, to 44.4 million customers in its majority-owned subsidiaries. The use of non-voice services continued to grow and generated revenues of €1.67 billion in 2002, representing 10.8% of recurrent network revenues. In France, the share of non-voice services accounted for 8.9% of recurrent network revenues derived from non-voices services, compared to 6.7% in 2001. In the United Kingdom, 14.3% of recurrent network revenues came from non-voice services, compared to 11.2% in 2001.

Revenues for the "Orange" segment increased 12.2% for the year ended December 31, 2002, compared to the figures presented on a comparable basis for 2001. Orange's customer base increased 9.0% on a comparable basis over the year.

In France, Orange revenues increased 11.3% in 2002 on a comparable basis. This rise reflects the increase in the number of its registered customers, to 19.2 million at December 31, 2002 (an increase of approximately 8% compared to 2001 figures presented on a comparable basis), with a growing proportion of customers under contract (56% of total customers in 2002, as against 53% in 2001). The rate of decline in average annual revenue per Orange France customer progressively decreased during 2002 to reach 3.8% at the end of 2002.

Orange UK increased its revenues by 12.9% in 2002, compared to 2001 on a comparable basis. This growth is explained by the rising number of active customers, which reached 13.3 million at December 31, 2002 (an increase of 7.5%), and by the increased use of data services. In addition, this increase reflects renewed growth in average annual revenue per customer, which was 5.3% higher than on December 31, 2001. Like Orange France, Orange UK has concentrated on improving the quality of the customer mix, with 52% of the net growth in its customer base due to contract plans.

The other operations, which cover virtually all of Europe, have been growing rapidly, particularly in Belgium, Switzerland and Slovakia. Overall, revenues for "Orange outside France and the United Kingdom" grew 15.4% in 2002 compared to 2001 on a comparable basis.

On a historical basis, operating income before depreciation and amortization for the Orange segment increased 56.5% in 2002, reaching € 5,146 million in 2002 compared to €3,288 million in 2001. This strong growth reflects increased profitability throughout the segment, with the ratio of operating income before depreciation and amortization to network revenues increasing from 24% at December 31, 2001 to 33% at December 31, 2002. The decrease in total acquisition costs and the distribution of fixed costs over an expanding customer base have allowed Orange to increase its operating margin.

Operating income before depreciation and amortization for the Orange segment increased 52.6%, on a comparable basis, reaching €5,146 million in 2002 compared to €3,371 million in 2001 on a comparable basis.

The increase in operational profitability of Orange is mainly due to the significant decrease in customer acquisition costs (down by 25.4% in France and by 16.7% in the United Kingdom). This decrease is partially offset by the increase in retention costs (48.3% in France and 31.8% in the United Kingdom). Acquisition and retention customer costs are therefore falling as a percentage of Orange France revenues, down from 16.3% at December 31, 2001 to 12.9% at December 31, 2002 in France and from 19.5% in 2001 to 17.0% in 2002 in the United Kingdom. The increase in the termination rate in France, which increased from 20.6% to 21.6%, demonstrates the success of the policy of migrating prepaid customers to contracts, thereby increasing the termination rate for prepaid plans. Moreover, this increase is partially offset by a falling termination rate for contracts, partly reflecting the benefit of switching to the Orange brand. In the United Kingdom, the contract churn rate decreased from 18.4% in 2001 to 17.5% in 2002.

Outside of France and the United Kingdom, the growth in operating income before depreciation and amortization reflected the increasing profitability resulting from the organic growth of subsidiaries, including, primarily, Dutchtone in The Netherlands, Mobistar in Belgium, and Orange Denmark.

Orange's investments in tangible and intangible assets, other than UMTS and GSM licenses, fell slightly to €3,281 million in 2002, compared to €3,430 million in 2001 on a comparable basis, representing a decrease of 4.3%. Expenditures related to investments in tangible assets fell 2.7% in 2002 to stand at €3,263 million, compared to €3,353 million in 2001 on a comparable basis.

In France, spending on tangible assets decreased by 1.3% between December 31, 2001 and December 31, 2002 on a comparable basis. This decrease is due to a slowdown in second-generation (GSM) spending and relatively insignificant third-generation (UMTS) spending.

In the United Kingdom, tangible investment spending also fell by 8.6% compared with the figures for December 31, 2001 on a comparable basis, reflecting a slowdown in second-generation spending, and lower than anticipated site acquisition and build-out expenditures for third-generation telecommunications networks.

Tangible investments by Orange outside France and the United Kingdom grew by 2.0% in 2002 on a comparable basis due to lower expenditures principally in Egypt, Belgium and Romania. Conversely, 2002 was notable for the impact of the deployment of a new network in Sweden. However, Orange has ceased its investments in Sweden following its announcement in December 2002 of its withdrawal from that market.

Investments in intangible assets for fiscal year 2001 include, in particular, acquisitions of UMTS licenses in Belgium for the amount of €151 million, in Denmark for €104 million, and in France for €619 million. At December 31, 2002, Orange's investments included payments of €53 million for a GSM license in the Ivory Coast, and €35 million for the acquisition of a UMTS license in Slovakia.

Operating free cash flow grew significantly between 2001 and 2002 from negative €59 million on a comparable basis to €1,865 million. This increase is due to the rise in operating income before depreciation and amortization, in addition to a decrease in investments in tangible and intangible assets (excluding acquisitions of licenses).

5.6.2 Wanadoo

The "Wanadoo" segment includes Internet access services, portals, e-commerce sites and directories.

The selected data presented on a comparable basis for 2001 set forth in the following table include the activities of Freeserve (United Kingdom) and QDQ Media (Spain) consolidated from March 1, 2001 and April 1, 2001, respectively, and also the effect of the consolidation of eresMas (Spain) on November 1, 2002. They also include the transfer of Wanadoo Services Pro to the "Fixed line voice and data services — France" segment on January 1, 2002, as well as the deconsolidation of that Telelistas from January 1, 2002.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical (€ millions)	on a comparable basis (unaudited)	historical (% change)
Revenues	2,075	1,589	1,563	30.5	32.7
Operating income before depreciation and amortization[1]	90	(60)	(64)	250.3	240.5
Operating income	(6)	(156)	(153)	96.1	96.1
Investments in tangible and intangible assets	108	110	111	(1.7)	(2.3)
Operating free cash flow[2]	(18)	(169)	(174)	89.5	89.7
Average number of full-time employees	6,761	6,226	6,588	(8.6)	(2.6)

(1)   Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

(2)   Operating Free Cash Flow: Operating income before depreciation and amortization less tangible and intangible investments, (excluding acquisitions of licenses).

Wanadoo revenues in 2002 increased 32.7%, compared to December 31, 2001 on a historical basis, due, in part, to changes in the scope of consolidation. This increase was mainly due to a sharp rise in the "Access services, portals and e-commerce" sub-segment, where revenues increased 67%. In addition, international activities accounted for 32% of the revenue from the "Access services, portals and e-commerce" sub-segment in 2002 compared to 26% in 2001.

154

Furthermore, the 4% increase in "Directories" revenues was generated by *Pages Jaunes* and the effects of including QDQ Media in the consolidation for the year as a whole.

On a comparable basis, revenues increased by 30.5% between December 31, 2001 and December 31, 2002, with a 60% rise in the "Access services, portals and e-commerce" sub-segment and 5% in the "Directories" sub-segment.

Growth in revenues from the "Access services, portals and e-commerce" sub-segment was mainly due to an improvement in Internet access services as a result of:

- The number of active customers, which had an annual increase of 41% on a historical basis (compared with 36% at June 30, 2002) and 23% on a comparable basis at December 31, 2002.

- The favorable trend in the mix between subscription plans, which significantly strengthened the weighting of paying plans, especially the more remunerative plans such as Wanadoo Intégrales (low speed access services which include a flat rate for calls) and the high speed plans, especially ADSL access. These factors encouraged a rise in average revenue per unit (ARPU).

- The growth in e-commerce, where revenues in 2002 increased by 38% compared to 2001.

At the same time, the increase in "Directories" revenues was due largely to improved revenues at online directories in France.

Ahead of its business plan, Wanadoo posted operating income before depreciation and amortization of €90 million in 2002, compared to an operating loss before depreciation and amortization of €64 million on a historical basis, and €60 million on a comparable basis, in 2001. This increase underlines the substantial improvement in operating profitability of the "Wanadoo" segment.

On a comparable basis, the "Access services, portals and e-commerce" sub-segment posted an operating loss before depreciation and amortization but with a significant improvement of nearly 46% compared to December 2001 (operating loss before depreciation and amortization of €166 million at December 31, 2002, a loss of €305 million at December 31, 2001). This growth came mainly from a substantial improvement in the profitability of access activities. The cost of services and products sold increased 31% between December 31, 2001 and December 31, 2002, while revenue increased by 60%, thereby reflecting the sensitivity of business to volume, especially in the access area. The latter benefited from the introduction of improved network rates on low speed plans, partially offset by an increase in high speed ones, and also from an increase in costs specific to the access provider function that were lower than the increase in revenue. This improvement in the profitability of the "Access services, portals and e-commerce" sub-segment is also explained by the containment of sales and marketing expenses in a context marked by the introduction of high speed plans generating relatively high unit acquisition costs.

The "Directories" sub-segment continued to post highly positive operating income before depreciation and amortization, with an increase on a comparable basis of over 12% compared to December 31, 2001, reaching €289 million in 2002. This growth underscored the substantial productivity gains achieved in the directory business in France. Between December 31, 2001 and December 31, 2002, the cost of services and products sold decreased by 8.5%, while revenues increased by 5%.

On a comparable basis, investments in tangible and intangible assets in the " Wanadoo" segment decreased slightly between 2001 and 2002 (a decrease of 1.7%). The level of investment in the "Access services and portals" sub-segment increased, especially in capacity, to cope with the growth in the number of users and the customer base, while in-house production of audio-visual activities was reduced,

which explains the decrease compared to 2001. In the "Directories" sub-segment, investments remained stable.

Operating free cash flow showed an appreciable increase from negative €169 million in 2001 on a comparable basis to negative €18 million in 2002. This increase reflects the strong growth in operating income before depreciation and amortization as well as the stability of Wanadoo's tangible and intangible assets.

5.6.3 Fixed line, voice and data services — France

The "Fixed line, voice and data services — France" segment includes a number of France Telecom's historic activities in France, such as fixed line telephony, business networks, broadcasting, cable TV and equipment sales and leasing. France Telecom sold its interest in TDF on December 13, 2002 (see Note 3 in the Notes to the Consolidated Financial Statements).

The comparable figures presented on a comparable basis for 2001 set forth in the following table reflect the transfer of Wanadoo Services Pro from the "Wanadoo" segment to the "Fixed line, voice and data services — France" segment on January 1, 2002, the consolidation of Internet Telecom from January 1, 2002, the accounting of CNTP (*Compagnie Nouvelle de Traitement des Paiements*) under the equity method from July 1, 2001, and the impact of the disposal of real property assets in the segment.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
			(€ millions)	(% change)	
Revenues	22,379	23,045	23,231	(2.9)	(3.7)
Operating income before depreciation and amortization[1]	7,387	7,684	7,902	(3.9)	(6.5)
Operating income	3,959	4,200	4,247	(5.7)	(6.8)
Investments in tangible and intangible assets	2,101	2,732	2,718	(23.1)	(22.7)
Operating Free Cash Flow[2]	5,287	4,952	5,184	6.8	2.0
Average number of full-time employees	128,643	133,561	133,752	(3.7)	(3.8)

(1)   Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

(2)   Operating Free Cash Flow: Operating income before depreciation and amortization less tangible and intangible investments, (excluding acquisitions of licenses).

On a historical basis, revenues from the "Fixed line, voice and data services — France" segment decreased 3.7% in 2002 compared to 2001.

On a comparable basis, revenue from the "Fixed line, voice and data services —France" segment decreased by 2.9% at December 31, 2002 compared to 2001.

This decrease in 2002 was partially due to the following:

- Since January 1, 2002, France Telecom's share of the local traffic market has been affected by the automatic transfer to competitors of their preselected local user traffic. However, this decrease proceeded far less unfavorably in the second half of 2002. France Telecom's share of the local traffic market stood at 80.9% in December 2002 compared to 82.7% in June 2002 and 96.8% at the end of December 2001.

- Services for operators (interconnection between domestic and international operators) declined appreciably for the year ended December 31, 2002, due largely to decreased prices on the 2002 interconnection rate schedule and the effect of the deployment of third-party operator telephone networks.

- There was a downward trend in Minitel revenues and in revenues from low speed Internet access calls (billed directly by France Telecom).

The impact of these unfavorable trends is partially offset by the following factors:

- The sharp increase in high speed ADSL Internet access revenues (up 109.0% in 2002 excluding amounts billed to Wanadoo) due to the rapid growth of ADSL connections. The number of mass-market high speed ADSL access connections in France (including Wanadoo ADSL access) more than tripled to 1,359,000 at December 31, 2002 compared to 408, 000 one year earlier, with an acceleration of this increase during the fourth quarter, thus exceeding the target of 1.3 million activated ADSL access connections at the year-end.

- Revenues from the business services sub-segment continued to show steady growth in 2002. This increase was due to the rapid expansion in network data solutions, including network management and supervision services for business customers.

In addition, France Telecom's share of the long distance market (domestic and international) remained fairly stable, decreasing from 64.6% in December 2001 to 64.3% in December 2002.

Operating income before depreciation and amortization for the "Fixed line, voice and data services — France" segment decreased 6.5% in 2002 on a historical basis. The charges for the segment show the effect of the sale of real property assets, notably a significant increase in rental expenses in 2002.

Operating income before depreciation and amortization for the "Fixed line, voice and data services — France" segment decreased 3.9% in 2002 on a comparable basis, largely due to the decrease in revenue. Expenses for the segment remained stable overall between 2001 and 2002, due to the following factors:

- the decrease in wireless call end-point reimbursements and international reimbursements;

- the drop in external charges excluding reimbursements, especially for external usage and customer advances. This decrease was partially offset by the impact of one-time items posted at December 31, 2001, including capital gains on the disposal of fixed assets from the sale of cable networks to Noos. In addition, personnel costs remained stable overall; and

- the increase in inter-company expenses, excluding reimbursements, especially purchases of wireless handsets and mobicarte recharge cards from Orange, and the sales relationship linking Transpac to Equant.

Operating expenses reflected, in particular, the increases in productivity achieved in network activities.

Investments in tangible and intangible assets in the "Fixed line, voice and data services — France" segment decreased by 23.1% on a comparable basis between the years ended December 31, 2001 and 2002.

On this basis, network investments, which represent more than half (56%) of investments in tangible and intangible assets in the segment, decreased overall by approximately 34%. Due to the

streamlining and optimization of networks, the main investment items decreased, with the exception of ADSL. The most substantial changes occurred in:

- the local loop, where investment decreased 21.5% in 2002. This decrease is due to the effects of network rebuilding in the first half of 2001, following the December 1999 storm;

- investments related to the switched telephone network, to other specialized networks and to the resources common to these networks decreased 46.2%, due to a decline in equipment prices and the streamlining of investments by targeting high speed infrastructures (ADSL) and upgrading radio links;

- investments in other Internet equipment decreased by almost 32% due to the refocusing of expenditures on high speed equipment and due to the drop in prices for high speed access service equipment;

- the 14% increase in investments in ADSL between 2001 and 2002 was due to the goal of covering 80% of the population by 2003 and to more rapid growth in the customer base in 2002 compared to 2001, despite a decrease in equipment prices.

The other items (information technology, real estate, terminals, payphones and investments in intangible assets) under investments in tangible and intangible assets in the "Fixed line, voice and data services — France" segment remained stable. This stability reflects the reduction in expenditures on investments connected with information technology and real estate. Conversely, the non-network-related investments in tangible assets reflect increased expenditures on terminals due to the upgrading of the range of leased terminals to encourage the use of new services.

On a comparable basis, operating free cash flow in the "Fixed line, voice and data services — France" segment increased 6.8% between 2001 and 2002. This increase reflects the strong decline in investments in tangible and intangible assets, partially offset by the decrease in operating income before depreciation and amortization.

5.6.4 Fixed line, voice and data services — Outside France

The "Fixed line, voice and data services — Outside France" segment includes France Telecom's activities outside of France as an operator of fixed line telephony and data transmission services, broadcasting and cable TV, and mobile activities not contributed to Orange (Voxtel in Moldavia, FTM in Lebanon and PTK Centertel in Poland).

The following table sets forth figures on a comparable basis at December 31, 2001, reflecting the consolidation of Equant from July 1, 2001, the consolidation of TP Group from April 1, 2002, the accounting for Telecom Argentina using the equity method from December 21, 2001, the effects of transferring ownership of the FTM network in Lebanon to the Lebanese government at August 31, 2002, the cessation of activities by TE.SA.M from July 1, 2001, and the transfer at July 1, 2002 of wireless activities in Egypt (Mobinil, ECMS and MMEA) from the "Fixed line, voice and data services — Outside France" segment to the "Orange" segment.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
			(€ millions)	(% change)	
Revenues	9,806	9,593	7,382	2.2	32.8
Operating income before depreciation and amortization[1]	2,312	1,611	1,165	43.5	98.5
Operating income	209	(180)	(250)	216.1	183.7
UMTS/GSM licenses	46	—	—	—	—
Tangible and intangible investments (not including UMTS/GSM licenses)	2,038	3,105	1,906	34.3	7.0
Operating free cash flow[2]	273	(1,494)	(741)	118.3	136.9
Average number of full-time employees	73,865	79,037	35,874	(6.5)	105.9

(1)   Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.
(2)   Operating free cash flow represents operating income before depreciation and amortization less tangible and intangible investments (excluding licenses).

On a historical basis, revenue from the "Fixed line, voice and data services — Outside France" segment increased grew 32.8%, and included several changes in the scope of consolidation, such as:

•   full consolidation of the TP Group from April 1, 2002; and

•   the impact of the new Equant unit from July 1, 2001.

This growth is partially offset by the following main factors:

•   Telecom Argentina being accounted for under the equity method from December 21, 2001;

•   the transfer of Egyptian wireless telephony activities (Mobinil, ECMS and MMEA) at July 1, 2002; and

•   the deconsolidation of FTM Lebanon following transfer of ownership of its network to the Lebanese government at August 31, 2002. See "Item 4. Information on France Telecom — 4.14.3 International arbitration".

On a comparable basis, revenue from the "Fixed line, voice and data services — Outside France" segment increased by 2.2% in 2002 compared to 2001. 2002 was marked, in particular, by a decline in Equant revenues. At the same time, the group's fixed line services, especially Uni2 in Spain, continued to experience sharp increases in revenue.

On a historical basis, compared to December 31, 2001, operating income before depreciation and amortization for the "Fixed line, voice and data services — Outside France" segment showed sharp growth at December 31, 2002, having nearly doubled. This improvement is due to the changes in the scope of consolidation mentioned above.

On a comparable basis, operating income before depreciation and amortization increased by 43.5% between 2001 and 2002. This increase is notably due to an improvement in the profitability of TP Group and Equant activities. Other subsidiaries in the segment made a positive contribution, especially Uni2.

On an historical basis, the "Fixed line, voice and data services — Outside France" segment increased its investments in tangible and intangible assets, excluding UMTS licenses, by 7.0% between December 31, 2001 and December 31, 2002. This increase is mainly due to the inclusion of the TP Group segment in the scope of consolidation, which was partly offset by the consolidation of Telecom Argentina by the equity method and the transfer of MobiNil/ECMS to the "Orange" segment.

Consequently, on a comparable basis, the cost of investing in tangible and intangible assets fell by 34.3%, notably due to (i) savings made through synergies developed by the new Equant group, (ii) continuation with the program of improvements begun in 2001 by TP Group and (iii) reductions in expenses by other subsidiaries such as Uni2 and Casema.

Investments in intangible assets in the "Fixed line, voice and data services — Outside France" segment included the acquisition of a GSM license in Mali (Ikatel) for €46 million.

Operating free cash flow in the "Fixed line, voice and data services — Outside France" segment increased substantially, rising from negative €1,494 million in 2001 on a comparable basis to €273 million in 2002.

TP Group

TP Group (the Polish telecommunications operator TP SA and its subsidiaries) has been fully consolidated in France Telecom since April 1, 2002. To permit a comparison between 2001 and 2002, data presented on a comparable basis were calculated for 2001 assuming consolidation of TP Group from April 1, 2001.

The consolidated revenues of TP Group at December 31, 2002 showed an increase of 4.0% on a comparable basis, reaching €3,471 million. The decrease in revenues from fixed-line services, representing approximately 80% of TP Group's revenues, was more than offset by the very sharp rise in wireless services of its subsidiary PTK Centertel, which substantially increased its market share between 2001 and 2002 (32.1% in 2002 compared to 27.8% in 2001). Apart from the very rapid growth in wireless, TP Group has benefited from the sharp growth in the Internet market.

Operating income before depreciation and amortization increased to €1,453 million for 2002, representing a 24.9% increase compared to the figures presented on a comparable basis for 2001. This increase is due to the cumulative effect of growth in revenues and savings made following the introduction of a cutting operating costs program. Savings were made on costs connected with usage and services, and, in particular, on purchases of equipment and energy. Additionally, the reduction in the number of employees following the introduction of TP Group's restructuring plan resulted in a decrease in personnel costs. Consequently, TP Group has substantially improved its operating profitability, with the ratio of operating income before depreciation and amortization to revenues increasing from 35% in 2001 to 42% in 2002.

Expenditures for investments in tangible and intangible assets in 2002 decreased 20.5%, compared to December 31, 2001 on a comparable basis. This reduction reflects the continuation of the rationalization program introduced in 2001.

Equant

The formation of the new Equant following a consolidation with Global One was completed on July 1, 2001. To permit a comparison of 2001 with 2002, data presented on a comparable basis were calculated for 2001, including the consolidation of Equant, on the new basis, from January 1, 2001.

On a comparable basis, Equant's revenues fell in 2002 by 2.4% compared with 2001, in a depressed economic environment, and amounted to €3,156 million. Network services continued to increase and amounted to nearly 53% of total revenues by the end of 2002. However, revenue nonetheless decreased due to a drop in sales in the integration services market and, to a lesser extent, to a drop in revenues from SITA (see "Item 4. Information on France Telecom — 4.3.4 Fixed line, voice and data services — Outside France — Equant").

Equant's operating income before depreciation and amortization for 2002 as a whole improved significantly over operating income before depreciation and amortization on a comparable basis for 2001, increasing from negative €25 million to €200 million. This improvement reflects good cost control and the continued initial effects of the synergies connected with the merger with Global One; this has resulted in an improved network cost structure and in the overall rationalization of functions.

Investment expenditures on tangible and intangible investments fell sharply by 40.2% on a comparable basis. This decrease is the direct result of synergies connected with the merger, the present net slowdown in the market which has caused a decrease in tangible and intangible investments by customers, and the containment of investment expenditures. These expenditures are primarily concentrated on adapting the network and developing sales and back office management systems.

Containing investment expenses and improving operating income before depreciation and amortization have enabled Equant to strengthen its level of available cash compared to the end of 2001.

5.6.5 Consolidated Sales of Services and Products

The following table sets forth information concerning France Telecom's consolidated revenues by product line and as a percentage of total consolidated revenues. The information in the table below and in this subsection relate to revenues after inter-company eliminations actually contributed to France Telecom's consolidated revenues.

	Year ended December 31,					
	2002		**2001 on a comparable basis[1]**		**2001 historical**	
	(€ millions, except percentages)[2]					
Orange	**16,660**	**35.7%**	**14,911**	**32.9%**	**14,769**	**34.3%**
Of which:						
Revenues in France	7,177	15.4	6,549	14.5	6,549	15.2
Revenues outside France	9,483	20.3	8,362	18.5	8,220	19.1
Wanadoo	**1,935**	**4.2**	**1,484**	**3.3**	**1,461**	**3.4**
Of which:						
Revenues in France	1,523	3.3	1,247	2.8	1,245	2.9
Revenues outside France	412	0.9	237	0.5	216	0.5
Fixed line, voice and data services — France	**18,703**	**40.1**	**19,720**	**43.5**	**19,832**	**46.1**
Fixed line, voice and data services — Outside France	**9,332**	**20.0**	**9,190**	**20.3**	**6,964**	**16.2**
Total Revenues	**46,630**	**100.0%**	**45,305**	**100.0%**	**43,026**	**100.0%**
Of which:						
Revenues in France	27,403	58.8	27,516	60.7	27,626	64.2
Revenues outside France	19,227	41.2	17,789	39.3	15,400	35.8

(1)   The data presented on a comparable basis was calculated by comparing France Telecom at December 31, 2002 and using the same scope of consolidation for 2001 and a constant exchange rate. The revenues on a comparable basis include the consolidation of the Polish operator TP Group from April 1, 2002 and the accounting for Telecom Argentina under the equity method from December 21, 2001. The changes in scope of activity between fiscal years 2002 and 2001 are described in further detail in "5.6 Analysis by Segment — 2002 vs. 2001".

(2)   As a percentage of total revenues.

The percentage change data presented in the following tables were calculated using non-rounded figures.

France Telecom's total consolidated revenues for 2002 increased 8.4% to €46.6 billion, compared with the previous year. The growth in revenue resulted from the continued rapid expansion of international activities, whose revenues increased 24.9%, including the effect of the consolidation since April 1, 2002 of the Polish operator TP Group (TP SA and its subsidiaries). International activities represented 41.2% of France Telecom's revenues in 2002, compared to 35.8% in 2001.

On a comparable basis, France Telecom's consolidated revenues increased 2.9% in 2002. This was due mainly to an 8.1% increase in international revenues. At the same time, revenues in France decreased by 0.4%: the increase in wireless and Internet services almost fully offset the decrease in traditional fixed-line services revenues.

At December 31, 2002, France Telecom served a total of 111.7 million users through the companies under its control. A total of 8.4 million additional users came to the France Telecom group since the end of the previous year, for an annual increase of 8.1% on a comparable basis.

5.6.5.1 Orange

(35.7% of 2002 consolidated revenues)

Revenues from this segment (after eliminations) are contributed by Orange, and derive from (i) monthly subscription charges and charges for wireless network use (including revenues from incoming traffic and value-added services), and (ii) for Orange UK and certain subsidiaries of "Orange Rest of the World," payments received from other wireless network operators for calls originating in their network and terminating on Orange's network. It also includes (i) revenues from the sale of wireless handsets and accessories by sales outlets owned by the Orange group and to retailers, distributors and direct customers of Orange and (ii) revenues generated by Orange's subsidiaries operating fixed-line networks or providing Internet access and services, such as Orange Denmark in Denmark and Mobistar in Belgium.

The following table sets forth information concerning the wireless activities included within the Orange group for the years ended December 31, 2002 and 2001, as well as the percentage changes between these periods. The information presented below shows the revenues contributed by each sub-segment of Orange to France Telecom's consolidated revenues.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical
Revenues					
Orange France[1]	7,177	6,549	6,549	9.6	9.6
Orange U.K.	5,946	5,277	5,335	12.7	11.5
Orange Rest of World	3,537	3,085	2,885	14.7	22.6
Total	**16,660**	**14,911**	**14,769**	**11.7**	**12.8**
Total number of subscribers at year-end (in millions)[2]	44.4	40.7	39.3	9.0	13.0

(1)   Includes revenues realized in overseas departments through the companies Orange Caraïbe in the West Indies and Orange Réunion.
(2)   Of Orange's majority-owned subsidiaries

Revenue contribution for this segment was €16.7 billion in 2002, an increase of 12.8% on a historical basis. It includes €246 million for the transfer to Orange from July 1, 2002 of the 71.25% holding in MobiNil in Egypt, previously held by France Telecom. Revenues contributed by the Orange segment were moreover influenced by the unfavorable effect of exchange rates, in particular, the decrease in pound sterling and the Egyptian pound compared to the euro; the overall impact of the exchange rate fluctuations was a negative effect of €103 million.

On a comparable basis, the increase in the Orange segment's revenue contribution amounted to 11.7% in 2002. This includes 13.6% growth in revenues from the mobile network, which partly offset the 4.2% decline in revenues from equipment sales due to progressive market maturity. Revenues from the GSM wireless network represented approximately 90% of Orange's overall revenues in 2002. The increase in the number of active customers was steady, increasing by 9.0% at December 31, 2002 compared to December 2001, with 44.4 million users in Orange's majority-owned subsidiaries. At the same time, the favorable trend in average annual revenue per user (ARPU) was maintained, especially in the United Kingdom; this represents a refocusing on higher-value-added users and the development of "non-voice" services such as SMS, WAP, GPRS and information on demand. In 2002, revenues generated by "non-voice" services increased by €1.7 billion, representing 10.8% of wireless network revenues.

The tables below set forth the average annual revenue per user (ARPU) calculated by dividing revenues generated over the past twelve months from the use of the wireless network (access charges, outgoing calls, incoming calls, roaming revenues from customers of other networks, and revenues resulting from value-added services) by a weighted average of the number of users over the same period. The average weighted number of users is the monthly average during the period concerned. The monthly average is the sum of the number of users at the start and at the end of the month divided by two. ARPU is expressed in annual revenues per customer. In addition, Orange France receives no revenues in metropolitan France from other French wireless operators for calls originating from their networks and terminating on the Orange France network. The situation is different in other countries, such as the United Kingdom. ARPU in France and in the United Kingdom are not directly comparable.

The average monthly usage per user (AUPU) is calculated by dividing total usage in minutes over the past twelve months (outgoing calls, incoming calls and roaming) by a weighted average of the number of customers over the same period. AUPU is expressed in monthly usage minutes per customer.

Orange France

Revenues contributed (after eliminations) by Orange France to this segment include revenues from the wireless network operator in mainland France, Orange France, and wireless network operators in the French overseas departments, Orange Caraïbe in the West Indies and Orange Réunion in Réunion. These activities are referred to collectively below as "Orange France."

Orange France does not receive revenues from other French wireless operators for calls from their networks that terminate on Orange France's network, as in some other markets, such as the United Kingdom. In the same way, calls that originate on Orange France's network and terminate on other French wireless operators' do not give rise to payments from Orange France.

The following table presents the consolidated revenues (after eliminations) from this product line for the years ended December 31, 2002 and 2001, and the percentage changes between these periods.

	Year ended December 31,				
	2002	**2001**	**2001**	**2002/2001**	**2002/2001**
		on a comparable basis (unaudited)	**historical**	**on a comparable basis (unaudited)**	**historical**
				(% change)	
Revenues (€ millions)	**7,177**	**6,549**	**6,549**	**9.6**	**9.6**
Number of registered customers at the end of the period (in thousands)	19,216	17,823	17,823	7.8	7.8
Of which:					
Contract customers (in thousands)	10,683	9,445	9,445	13.1	13.1
Prepaid customers (in thousands)	8,533	8,378	8,378	1.9	1.9
Average annual revenue per user (ARPU) (€)	377	392	392	(3.8)	(3.8)
Average monthly usage per user (AUPU)[1] (in minutes)	143	138	138	3.6	3.6

(1)   The average monthly usage per user in 2001 has been adjusted.

Revenues contributed (after eliminations) by Orange France in 2002 increased 9.6% compared to the previous year, due to the sustained growth of revenues from the wireless network, which amounted to 12.1%. The increase in revenues from the wireless network reflects the 7.8% improvement in the number of users, a net annual increase of 1.4 million users in 2002. Revenues from the wireless network were also affected by the approximately 15% reduction on April 30, 2002 in the price of calls originating from fixed-line networks and terminating on the Orange France network. Orange France has strengthened its leadership position with a market share of 49.8% in terms of the number of registered subscribers at the end 2002 compared to 48.2% at the end of 2001, for an annual increase of 1.6% in 2002.

Average annual revenue per prepaid user (ARPU) amounted to €377 at December 31, 2002, a decrease of 3.8% in 2002, as compared to a decrease of 8.0% in 2001. This improvement shows the favorable effect of the growing share in contract customers in 2002, where the 2002 ARPU was 3.4 times greater than that of prepaid plans; contracts represented 55.6% of the total number of registered users at December 31, 2002 compared to 53.0% one year earlier. Added to this is the effect of the 27% increase in "non-voice" ARPU, which rose from €26 at the end of 2001 to €33 at the end of 2002.

AUPU increased 3.6%, compared to a decrease of 6.1% in 2001 (143 minutes in 2002 compared to 138 minutes in 2001). This improvement is due above all to prepaid packages, where AUPU fell by 5.9% following an annual decrease of 12.1% in 2001 (48 minutes in 2002 compared to 51 minutes in 2001). At the same time, the average monthly usage for contract customers continued the increase posted in 2001 with a year-over-year increase of 5.2% (224 minutes in 2002 as against 213 minutes in 2001).

Orange United Kingdom

Orange UK includes revenues (after eliminations) from the digital wireless network, Orange UK. Historically, the segment also included revenues from Orange Cellular Services, a wireless service provider in the United Kingdom, and Orange Paging, which operated a network of pagers. Orange Paging ceased operations in 2001, and Orange Cellular Services' customer base was sold in March 2001.

In the United Kingdom, Orange UK receives revenues from calls terminating on its network originating on other UK networks and incurs charges for calls originating on its network and terminating on the other UK networks. The charges paid by Orange UK are included in "Costs of services and products sold."

The following table sets forth consolidated revenues (after eliminations) contributed by Orange UK and operating data presented on a comparable basis for the years ended December 31, 2002 and 2001, as well as the percentage changes between these periods.

	Year ended December 31,				
	2002	**2001**	**2001**	**2002/2001**	**2002/2001**
		on a comparable basis (unaudited)	**historical**	**on a comparable basis (unaudited)**	**historical**
				(% change)	
Revenues (€ millions)	**5,946**	**5,227**	**5,335**	**12.7**	**11.5**
Number of customers (in thousands)	13,312	12,387	12,387	7.5	7.5
Of which:					
Contract customers (in thousands)	4,238	3,761	3,761	12.7	12.7
Prepaid customers (in thousands)	9,074	8,626	8,626	5.2	5.2
Average annual revenue by user (ARPU) (in £) . . .	259	245	245	5.7	5.7
Average monthly usage per user (AUPU) (in minutes)	140	138	138	1.4	1.4

(1)   Before October 1 2002, revenues from incoming calls due to customers who switched from Orange UK to one of the other UK networks, while retaining their Orange numbers (mobile number portability or "MNP"), were included in calculating Orange UK's overall ARPU and the ARPU for contract customers. Beginning October 1, 2002, these revenues were excluded from the calculation of Orange UK's wireless network revenues and, consequently, from total ARPU and from ARPU for contract customers. Amounts are provided in pounds sterling in order to show change without the effect of exchange rates.

Revenue contributed (after eliminations) by Orange UK in 2002 increased by 12.7% on a comparable basis compared to 2001. It represents a 16.4% increase in revenues from the wireless network, which more than offset the 17.0% decrease in equipment sales in 2002 resulting from progressive market maturity. The increase in revenues from the wireless network is due firstly to a 7.5% increase in the number of active users, which amounted to 13.3 million at December 31, 2002. In this respect, Orange UK has retained its leadership position with a market share, in terms of active users, estimated at approximately 27% at the end of 2002 compared to approximately 28% at the end of 2001. The increase in revenues moreover benefited from an increase in average annual revenue per user due to the growth of "non-voice" services, which in 2002 accounted for 14.3% of wireless network revenues compared to 11.2% the previous year.

ARPU amounted to £259 at December 31, 2002, a 5.7% increase compared to December 31, 2001, compared to a 12.1% decrease year-over-year in 2001. This significant improvement reflects the rapid growth of "non-voice" services, where average revenue per user increased by 32%, reaching on average £37 per customer in 2002. Added to this is the effect of a favorable mix resulting from the growing proportion of contract customers, whose ARPU in 2002 was 4.5 times greater than that of pre-paid customers; the contract customers represented 31.8% of the total number of users at December 31, 2002 compared to 30.4% a year earlier.

AUPU reflected an improvement resulting from the product mix, with an increase of 1.4% in 2002, compared to a decrease of 13.2% in 2001.

Orange Rest of World

"Orange Rest of World" includes revenues from wireless operations in Belgium, Denmark, The Netherlands, Switzerland, Romania, Slovakia, the Dominican Republic, the Ivory Coast, Botswana, Cameroon and Madagascar. Added to this from July 1, 2002 was the transfer to Orange of the 71.25% holding in MobiNil in Egypt, previously held by France Telecom.

The following table sets forth information concerning total consolidated revenues contributed (after eliminations) by Orange Rest of the World and the number of subscribers for the years ended December 31, 2002 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2002	**2001**	**2001**	**2002/2001**	**2002/2001**
		on a comparable basis (unaudited)	**historical**	**on a comparable basis (unaudited)**	**historical**
				(% change)	
Revenues (€ millions)	**3,537**	**3,085**	**2,885**	**14.7**	**22.6**
Number of customers (in thousands)	11,839	10,510	9,061	12.6	30.7

Revenues contributed by Orange Rest of the World increased 22.6% in 2002 compared to the previous year. In part this increase was due to the transfer to Orange as from July 1, 2002 of the 71.25% holding in MobiNil, previously held by France Telecom. On a comparable basis, Orange Rest of World contributed 14.7% to revenues. This is due to a 13.2% increase in wireless network revenues generated by the sustained improvement in the customer base, which reached 11.8 million users as of December 31, 2002, an increase of 12.6% on a comparable basis.

5.6.5.2 Wanadoo

(4.2% of consolidated revenues in 2002)

Revenues from this segment are the revenues contributed (after eliminations) by Wanadoo SA, divided between its two principal sub-segments.

The "Access, portals and e-commerce" sub-segment includes (i) revenues from Internet access services, where progress depends on the number of subscribers, the prices for the packages offered and the mix of subscriptions for the packages, (ii) revenues from portals which include mainly advertising revenues which vary depending on the number of pages viewed, the amount of advertising space purchased and the length of time for which advertising space is purchased, and (iii) revenues from e-merchant services, which vary depending on the number of orders booked.

Revenues from the sub-segment "Directories and business services" include (i) revenues from advertising in both printed and electronic (Minitel and Internet) directories, (ii) revenues from website hosting and related services; and (iii) revenues from sales lists and thematic directories used for direct marketing.

The following table sets forth information concerning consolidated revenues (after eliminations) contributed by the Wanadoo SA group for the years ending December 31, 2002 and 2001, as well as percentage changes between these periods. The information set forth in this table represents the contribution of Wanadoo sub-segments to the consolidated revenues of France Telecom.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited) (% change)	historical
Revenues (€ millions)					
Access services, portals and e-commerce	1,063	651	618	63.3	72.0
Directories and business services	872	833	843	4.7	3.4
Total	**1,935**	**1,484**	**1,461**	**30.4**	**32.4**
Of which:					
Revenues in France	1,523	1,247	1,245	22.1	22.3
Revenues outside France	412	237	216	73.8	90.7
Number of active[1] Wanadoo users (in thousands)	8,535	6,918	6,067	23.4	40.7
Of which:					
Active users in France (in thousands)	3,924	3,001	3,001	30.8	30.8
Active users outside France (in thousands)	4,611	3,917	3,066	17.7	50.4
Portal audience of Wanadoo and Voila[2] (in millions of pages viewed)	1,703	1,288	1,288	32.2	32.2

(1)   Subscribers who connect at least once during the past 30 days based on figures for December.
(2)   Number of pages viewed in December through portals in France other than Kompass.fr and portals in the United Kingdom (Freeserve).

Access, portals and e-commerce

"Access, portals and e-commerce" revenues increased 63.3% on a comparable basis in 2002 due mainly to revenues from "Internet access services," which represented nearly half of Wanadoo's revenues in 2002 and which increased to €911 million in 2002 compared to €503 million in 2001, an 81.2% increase on a comparable basis.

This increase was partially due to the sharp rise in the number of Wanadoo's active customers, which increased 23.4% to 8.5 million at December 31, 2002 on a comparable basis. On a historical basis, the 2.5 million increase in active customers in 2002, representing an increase of 40.7% in a single year, is the result of internal growth of 1.5 million customers and the contribution of 1 million subscribers through the acquisition of the Spanish service provider eresMas, which has been consolidated since November 1, 2002.

The increase in revenues from access services was generated by, among others, the increase in subscriber revenues (ARPU), which resulted from the increasing share of more profitable packages (ADSL and "all inclusive" low speed contract services). In this respect, the number of customers for high speed access services increased to 1.374 million at December 31, 2002, including 1.187 million ADSL subscribers.

In France, the 69.0% increase in revenues from access services on a comparable basis resulted from a 30.8% increase in the number of subscribers and growth of 14.0% in ARPU. This favorable trend in ARPU is due to the increasing share of high speed access: at December 31, 2002, the number of ADSL connections via Wanadoo in France increased to 987,000 compared to 370,000 a year earlier.

In the United Kingdom, the 162.1% increase on a comparable basis in access services from the Freeserve subsidiary was due (i) to a doubling in ARPU due to the significant increase in the share of

paying subscribers (increasing to 38% at December 31, 2002, compared to 28% one year earlier) and (ii) to the increase at the beginning of 2002 in payments by the operator BT for subscriber traffic not paying for subscriptions to Freeserve access services. Added to this is the 14.7% increase in the number of active customers, which increased to 2.6 million at December 31, 2002, compared to 2.2 million at December 31, 2001.

In other countries (Spain, The Netherlands, Belgium and Morocco), the increase on a comparable basis in revenues from access services increased to 54.3%, due to a 21.7% increase in the number of active users on a comparable basis and an increase in ARPU in each country.

At the same time, "Portals" revenues decreased by 7.2% over the year on a comparable basis by €104 million in 2002 compared to €112 million in 2001. However, the increase in viewers remained constant at 1.703 billion pages viewed in December 2002 compared to 1.288 billion in December 2001, an annual increase of 32.2%.

Finally, revenues from e-commerce activities totaled €49 million compared to €37 million in 2001. The 33.3% increase in 2002 is due to a rise of 26.0% in the number of orders and a 9.0% increase in the average basket.

Directories and business services

On a comparable basis, revenues from directories and business services increased 4.7% in 2002. This increase was due to increased activities in France. In particular, revenues from pagesjaunes.fr increased by 45%, while revenues from online directories (advertising and the creation of sites combining Minitel and Internet) increased 13%.

5.6.5.3 Fixed line, voice and data services — France

(40.1% of consolidated revenues for 2002)

Revenues from Fixed line, voice and data services — France are derived from (i) fixed-line telephony, (ii) business networks, (iii) broadcasting and cable television, and (iv) other revenues, which include equipment sales and rentals.

France Telecom has altered the distribution of consolidated revenues from "Fixed line, voice and data services — France" since January 1, 2002 to give them a more streamlined presentation, while making the revenues from the business services provided more visible.

With regard to fixed-line telephony services, the domestic calling item includes all subscriber calls: domestic calls, international calls and revenues from calling plans previously included under subscriptions. Services to operators cover interconnection activities with other domestic operators and services provided in France for international operators (call termination for incoming international traffic and transit services). "Online services" from the previous presentation has been deleted as such from the new presentation; revenues under "Teletel, Audiotel and Internet access" are now included under "fixed line telephony services in the Online services and Internet access"; "other online services under the previous presentation appear under "Other business services and Miscellaneous other revenues".

"Business networks" under "Business services revenue line" includes revenue from leased lines and data networks, excluding non-switched transit services (leasing of circuits for use by other international operators), reclassified under "Services for fixed line telephony operators". "Other business services" cover additional services provided for corporate users and previously under "Equipment sales and rentals," "Other online services," and "Other revenue."

The following tables set forth revenues for 2001 restated according to this new presentation in order to make them comparable with those for 2002.

The following table sets forth the revenues contributed by the "Fixed line, voice and data services — France" segment for the years ending December 31, 2002 and 2001 and the respective percentage changes.

The 2001 pro forma information presented on a comparable basis set forth in the table below particularly demonstrates the effects of the transfer of Wanadoo Services Pro from the "Wanadoo" segment into the "Fixed line, voice and data services — France" segment as of January 1, 2002, as well as the consolidation of Internet telecom as of January 1, 2002 and the consolidation of CNTP (*Compagnie Nouvelle de Traitement des Paiements*) following the equity method as of July 1, 2001.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical (€ millions)	on a comparable basis (unaudited)	historical
				(% change)	
Fixed line telephony	13,734	14,775	14,798	(7.0)	(7.2)
Business networks	3,011	2,960	2,936	1.7	2.6
Broadcasting and cable television	1,057	1,058	1,058	(0.1)	(0.1)
Other revenues	901	927	1,040	(2.8)	(13.4)
Total	**18,703**	**19,720**	**19,832**	**(5.2)**	**(5.7)**

Revenues from "Fixed line, voice and data services — France" decreased by 5.2% on a comparable basis in 2002 compared to a decrease of 1.2% the previous year. The change essentially affects fixed-line telephony services, where revenues decreased on a comparable basis by 7.0% in 2002 following a 3.8% decrease on a comparable basis the previous year.

Fixed line telephony services

(29.5% of consolidated revenues for 2002)

Revenues from fixed line telephony services in France are derived from (i) subscription fees, (ii) telephone calls, (iii) online and Internet access services, (iv) payphones and calling card services, and (v) services for domestic and international operators.

The following table sets forth the revenues derived from each of the components of these operations for the years ended December 31, 2002 and 2001, and the percentage changes between these periods.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical (€ millions)	on a comparable basis (unaudited)	historical
				(% change)	
Subscription fees	5,419	5,375	5,375	0.8	0.8
Fixed line telephony	5,472	6,166	6,166	(11.3)	(11.3)
Online and Internet access services	827	846	861	(2.2)	(3.9)
Payphones and calling card services	570	621	629	(8.2)	(9.4)
Interconnection fees	1,446	1,767	1,767	(18.2)	(18.2)
Total	**13,734**	**14,775**	**14,798**	**(7.0)**	**(7.2)**

On a comparable basis, revenues from fixed line telephony services in France decreased 7.0% in 2002 due mainly to the decrease in revenues from domestic calling as a result of the opening up of local calling to competition as from January 1, 2002 and the reduction in the overall domestic calling (fixed line telephony) market in France. In addition, revenue from operator services decreased by 18.2%, due to both domestic interconnections and services for international operators.

Subscription fees

Revenues from subscription fees include initial connection fees, monthly subscription charges and subscriptions to additional services. Subscription options offered and the related monthly charges differ by customer group (residential, small business and large business) and within each customer group by the services selected. Revenues from subscription fees depend on the total number of subscribed lines, the mix of standard (analog) lines and Numeris (ISDN) channels, and charges for the various services.

The following table represents total revenues from subscription fees and the number of fixed lines for the years ending December 31, 2002 and 2001, as well as the percentage change between these periods.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
				(% change)	
Total subscription revenues (€ millions)	5,419	5,375	5,375	0.8	0.8
Number of telephone access lines (in millions)[1][2]	34.1	34.2	34.2	(0.3)	(0.3)
Number of Numeris (ISDN) channels (in millions)[2]	4.9	4.7	4.7	4.1	4.1

(1)   Includes standard (analog) lines and Numeris (ISDN) channels, each of which is counted as one line.
(2)   At the end of the period.

The increase in revenues from subscription fees was due to the price increases for subscriptions on July 20, 2002, reflecting the rate of inflation since October 2000. The basic monthly subscription charge was increased from €12.55, tax included, to €13.00, tax included, representing a €0.45, or 3.6% increase. The monthly charge for small business subscribers was increased by an identical amount, thereby increasing from €12.65 tax included to €13.10 tax included. The charge for "Presence" small business contracts increased by €0.50, increasing from €16.30 tax included to €16.80 tax included per month. The charge for Numeris lines is, as in the past, processed into the "Presence" small business contract subscription. The effect of this rate increase on revenues for 2002 amounted to €59 million. Added to this is the effect of developing additional services such as Call Waiting, Call Forwarding, Three-Way Conferencing, Caller Identification, Unlisted Number, and, for business customers, Incoming Call Routing to the called party's number. Revenue from these additional services accounted for 8.3% of revenues from "Subscribers" and increased 6.4% in 2002 compared to the previous year.

These favorable developments were partly offset by the reduction in revenue from subscriptions to traditional subscriber services due to the rapid increase in contract calling plans, where revenue is included under the heading below, "Domestic Calling." Traditional subscriber services at Ecoplan, Avantage and Modulance level allow subscribers to benefit from specific discounts on their domestic calling prices against payment of an additional subscription fee.

The total number of telephone lines remained stable at 34.1 million lines at December 31, 2002. The number of Numeris channels (including the overall number of telephone lines) increased 4.1%, to 4.9 million at December 31, 2002.

Domestic calling

Revenue from domestic calling is generated by (i) local and national calls in France originating on fixed subscriber lines, (ii) international calls, and revenues from contract customers previously included under subscriptions, (iii) fixed line-to-wireless calls from fixed subscriber lines to the wireless networks of third-party operators (fixed line-to-wireless calls terminating on wireless networks within the France Telecom group in France are allocated to the "Orange France" revenue line), and (iv) revenues from "other usage." The latter concern (i) calls terminating at shared cost numbers, (ii) directory assistance services, (iii) operator-assisted services and (iv) low speed Internet access calls other than access via Wanadoo and excluding connections to third-party Internet access providers.

The following table represents total domestic calling revenues and traffic for the years ended December 31, 2002 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
				(% change)	
Revenues from domestic calling (€ millions)	5,472	6,166	6,166	(11.3)	(11.3)
Outgoing traffic (in billions of minutes) of which:	102.6	114.9	114.9	(10.7)	(10.7)
Voice traffic (in billions of minutes)	87.3	102	102	(14.4)	(14.4)
Number of subscriptions at rate offers[1] (in millions) of which:	9.8	9.2	9.2	6.3	6.3
Fixed price[1]	6.8	4.9	4.9	37.6	37.6

(1)   At end of period.

Domestic calling revenues decreased 11.3% in 2002 compared to the previous year. About half of this decrease in domestic calling revenues was due to the effect of the opening up of local calls to competition from January 1, 2002. In this case, France Telecom's share of the local traffic market, which was marked at the start of the year by the effect of the automatic transfer to France Telecom's competitors of local calls from their pre-selected customers, had a far less unfavorable impact in the second half; it reached 80.9% in December 2002, after 82.7% in June 2002 and 96.8% in December 2001. At the same time, in 2002 France Telecom confirmed the stabilization of its market share in the long-distance calling market (domestic and international) achieved in 2001; this reached 64.3% in December 2002 compared to 64.6% in December 2001.

Revenue from domestic and long distance calling was also affected by the decrease in the overall fixed line domestic calling market in France. In France Telecom's view, the reduction in the overall volume of both local and long distance traffic was estimated to be 8% for 2002 compared to 5% for 2001; its impact translates into approximately 40% reduction in domestic calling revenues posted in 2002. In turn, the revenues from calls to wireless users was affected in 2002 by approximately 15% price cut for calls from April 30, 2002, which more than offset the annual increase of 7.4% in the volume of calls. Lastly, revenues from international outgoing traffic fell by 1.4% in 2002, due to the impact of the 10% price cut made in July 2001, which more than offset the 2.7% increase in the volume of traffic.

At the same time, the availability of call packages rapidly increased, with 6.8 million subscribers at December 31, 2002, for an increase of 37.6% over the previous year. In particular, new packages marketed since July 1, 2002 (the "Heures France" which allows calls at the same price anywhere in mainland France) have proven very successful. Calling plans accounted for 9.7% of domestic calling revenues at December 31, 2002 compared to 4.0% at December 31, 2001.

Online and Internet access services

Revenues from online services include (i) revenue of the online services Teletel and Audiotel derived from the number of calls, the length of these calls, the services called and the rates applicable to these, (ii) revenue from low speed Internet access calls when they are charged to subscribers' telephone bills (derived from the number, length and price of these calls), (iii) revenue generated by high speed ADSL Internet access deriving from wholesale sale to third-party ISPs (i.e. other than Wanadoo) and to the "ADSL line" access option sold directly to France Telecom subscribers who remain free to choose their ISP. ADSL revenues include initial connection revenue, monthly subscription revenue and related services. Revenues from Teletel and Audiotel are shown after deduction of the amounts passed through by France Telecom to Teletel and Audiotel service providers for the services provided by them.

The following table sets forth the revenue and other statistical information concerning online and Internet access services for the years ended December 31, 2002 and 2001, and the percentage changes between these periods.

	Year ended December 31,				
	2002	2001 on a comparable basis	2001 historical	02 / 01 on a comparable basis	02 / 01 historical
				(% change)	
Total revenue (€ millions)	827	846	861	(2.2)	(3.9)
Traffic[1] (billions of minutes)	25.4	22.2	22.2	14.2	14.2
No of mass-market ADSL subscribers[2] (In thousands)	1,359	408	408	232.8	232.8

(1) Includes traffic for Teletel, the electronic directory, Audiotel, and low speed Internet access through Wanadoo. Audiotel corresponds to electronic information services accessible by telephone, such as home banking and weather forecasts.

(2) Includes ADSL subscribers billed directly by Wanadoo Interactive. The number of mass-market ADSL users who receive services through third-party ISPs (not including Wanadoo) who are volume resellers and subscribers to "Ligne ADSL" plans which are sold directly to the subscriber, reached 606,000 at December 31, 2002 compared to 140,000 at December 31, 2001.

The overall decrease of 2.2% in revenue (on a comparable basis) from "Online and Internet access services" is a result of the combined effect of several factors. First, revenue from the Teletel electronic data transmission kiosque decreased 18.8% in 2002 due to the downward trend in electronic data transmission traffic, which decreased 22.4% in 2002.

In addition, there was a decrease of 10.7% in revenues from low speed Internet access calls billed directly by France Telecom to subscribers. In particular, revenues from low speed "Wanadoo Classique" access calls decreased by 10.1% following a 10.2% decrease in 2001, as a result of the growth of the "Wanadoo Intégrales" offers, which bundle Internet access subscription with call time. These revenues are included under "Wanadoo — access, portals and e-commerce." Similarly, the revenues from low speed access calls billed by France Telecom directly to subscribers of third-party ISPs decreased 6.2% in 2002 (following a large increase in 2001) due to the migration (via third party operators) of part of this traffic towards Internet inter-connection services included under "Services to operators" under "fixed telephony." France Telecom's overall low- speed Internet traffic (through Wanadoo and third-party ISPs) amounted to 66.3 billion minutes in 2002 compared to 54.0 billion minutes in 2001, representing an annual growth of 22.8%.

The effect of these decreases is offset to a large extent by the rapid growth of high speed ADSL access, which more than doubled in revenue in 2002, increasing by 109%. This revenue partly corresponds to the wholesale sale of ADSL access to third-party ISPs, which experienced a very large increase during the fourth quarter of 2002. The number of ADSL access services billed to third-party ISPs amounted to 348,000 at December 31, 2002 compared to 21,000 at December 31, 2001. ADSL revenue also includes subscriptions sold directly to customers to the "ADSL line" range of access to France Telecom's ADSL network, which allows subscribers to choose their ISP. At December 31, 2002, the "ADSL line" totaled 258,00 subscribers compared to 119,000 at December 31, 2001.

Furthermore, the revenue from the Audiotel telephone kiosque decreased 1.3% due to the increase in fees passed on to service providers, which partially offset the increase in traffic volume, which increased 1.8% in 2002.

Payphones and calling card services

Revenues from payphones and calling card services are derived principally from (i) sales of Télécartes (France Telecom's prepaid calling cards used in payphones) and Tickets de téléphone (prepaid calling cards used for calls from any telephone), (ii) calls made with Cartes France Telecom (France Telecom's subscriber calling card), and (iii) calls placed from payphones using bank-issued credit cards and coins. Revenues derived from payphones and calling card services varied mainly due to (i) the number and price of Télécartes and Tickets de téléphone sold and (ii) the volume of use of Cartes France Telecom and bank-issued credit cards.

The following table sets forth the total revenue generated by payphones and calling cards and related data for the years ended December 31, 2002 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
				(% change)	
Total payphone and calling card revenues (€ millions)	**570**	**621**	**629**	**(8.2)**	**(9.4)**
Payphones at period-end (in thousands)[1]	202	214	214	(5.4)	(5.4)
Total traffic (in billions of minutes)[2]	2.6	3.0	3.0	(13.7)	(13.7)
Number of Telecartes sold (in millions)	46.3	54.7	54.7	(15.4)	(15.4)
Number of Cartes France Telecom sold at period-end (in millions)	2.8	2.8	2.8	0.1	0.1
Number of Tickets de Telephone sold (in millions)	13.7	10.9	10.9	25.0	25.0

[1] End of period.
[2] Based on France Telecom's estimates. The measurement of traffice for *Tickets de Telephone* is now made outside of access time to service platforms. The 2001 traffic figures are now presented according to this new definition.

On a comparable basis, revenues from payphones and calling card services decreased 8.2% in 2002 compared to 2001. The 13.7% decrease in traffic volume, related to the growth in wireless telephony services, was partially offset by the 6.4% increase in revenues per minute, resulting, in particular as regards the payphones, from the increased share of calls to wireless telephones and international calls, which have higher rates than other types of calls, while France Telecom's share of local calls steadily decreased.

Interconnection fees

Revenues from services to operators combine revenues from national interconnection and from services to international operators. National interconnection fees are paid by other domestic operators of fixed line and wireless networks to France Telecom for use of France Telecom's network. These fees include revenues from (i) incoming interconnection traffic from third-party operators terminating on France Telecom's fixed networks, (ii) outgoing interconnection traffic from France Telecom's network to third-party fixed-line networks (traffic generated due to a subscriber's choice of another domestic long-distance carrier), (iii) interconnection traffic to third-party Internet access providers (i.e. other than Wanadoo) pursuant to specific agreements with these providers reached on the basis of France Telecom's interconnection rate schedule, and (iv) lease payments from third-party operators for hook-ups to France Telecom's network. Incoming interconnection traffic on France Telecom's network is mainly comprised of (i) subscriber switch direct access traffic, (ii) one-way traffic when the point of entry of the call is within

the same transit area of the subscriber being called, and (iii) two-way traffic when the point of entry of the call is outside the transit area of the subscriber being called. The interconnection rate for direct access to the subscriber switch is the lowest and the interconnection rate for two-way traffic is the highest.

Services to international operators relate partly to international telephone calls to France and partly to switched and non-switched transit services.

The following table sets forth the revenues from national interconnection and services to international operators as well as the corresponding traffic volumes for the years ended December 31, 2002 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
				(% change)	
National Interconnection Revenues (€ millions)	957	1,171	1,171	(18.3)	(18.3)
International Operator Services Revenues (€ millions)	489	596	596	(18.0)	(18.0)
Total Revenues (€ millions)	**1,446**	**1,767**	**1,767**	**(18.2)**	**(18.2)**
National Interconnection Traffic[1] .... (Billions of minutes)	70.7	57.8	57.8	22.3	22.3
Entering International Traffic (Billions of minutes)	3.8	3.9	3.9	(2.3)	(2.3)

(1)   Includes incoming interconnection traffic onto France Telecom's network and traffic to Internet access providers using interconnection services.

Revenues from services to operators show an overall decrease of 18.2% in 2002 following annual growth of 15.1% in 2001. Two-thirds of this decrease is related to the national interconnection revenues and one-third to the international operator revenues.

National interconnection revenues decreased by 18.3% in 2002 in relation to the previous year, compared to an annual growth on a comparable basis of 22.6% experienced in 2001. National interconnection was marked in 2002 by the growth of (i) direct connection of third-party operator networks to the subscriber switch and (ii) flat-rate interconnection of Internet access traffic, billed in regard to the number of interconnected circuits, regardless of the length of calls switching from one network to another. Along with these options, which are less profitable than the other interconnection services, there were price decreases in the 2002 interconnection rate schedule, ranging from 6.0% to 23.5% for voice services. While the decrease in price with Internet access calls averaged 12%, the impact of these developments was partially offset by a 22.3% growth in interconnection traffic, which withstood the opening of the local sorting zone to competition beginning in early 2002.

Similarly, revenues from services to international operators decreased 18.0% compared to the previous year, following a decrease of 0.5% in 2001. Revenues from incoming international traffic, which represented two-thirds of the revenues from services to international operators, decreased 16.3% due to a decrease of 14.3% in the average price of fees for incoming calls billed by France Telecom to international operators and a decrease of 2.3% in the volume of incoming calls. Revenues from transit services (leasing of circuits and re-routing of calls) decreased 21.1% in 2002 compared to a decrease of 1.9% the previous year.

174

Business networks

(6.5% of consolidated revenues for 2002)

Revenues from business networks are derived from data transmission services and leased lines. Revenues from data transmission services derive from subscription charges paid by customers for data transmission services and rates paid for actual usage. Revenues depend on the cost and mix of services subscribed to, rate levels and the mix of transmission volume, duration and destination.

Subscribers to France Telecom's leased line services pay an initial connection fee based on the type of line leased (analog or digital) and, thereafter, monthly subscription charges based on the type, length and capacity of the line and the duration of the lease. Revenues derived from leased lines depend on the total number of lines leased, their capacity and average length and the applicable subscription charges.

Other business services include (i) equipment sales to businesses, in particular, the sale and installation of automated switches for businesses, (ii) Internet-related services such as Internet site development and hosting, and (iii) the engineering and management of business networks.

The following table sets forth the revenues and other information concerning France Telecom's leased lines and data transmission services for the years ended December 31, 2002 and 2001, and the percentage changes between these periods.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
				(% change)	
Business networks (€ millions)	2,668	2,585	2,585	3.2	3.2
Other business services (€ millions)	343	375	351	(8.5)	(2.3)
Total Revenues	3,011	2,960	2,936	1.7	2.6
Number of permanent access to data transmission services (in thousands)[1]	174.2	136.6	136.6	27.6	27.6
Of which: Number of access for Internet and Intranet: (in thousands)[1]	82.3	62.6	62.6	31.4	31.4
Connectivity Access (in Gigabyte/s)[1][3]	28.6	18.0	18.0	58.9	58.9
Number of leased lines (in thousands)[1]	300.1	317.7	317.7	(5.5)	(5.5)
Total digital capacity of digital leased lines (in Gigabytes/s)[1] ...	489.2	351.5	351.5	39.2	39.2
Number of high speed business sites (in thousands)[1][2][3]	192.4	116.5	116.5	65.1	65.1

(1) At year end.
(2) Number of business sites with [XDSL] or access to fiber optic service or access via a 2 megabyte/s leased line.
(3) 2001 figures have been rounded.

Revenues from business networks were affected in 2002 by the substantial decrease in revenue from lines leased to France Telecom by other domestic operators. Apart from this impact due to the growth of networks of third-party operators and to the consolidation of the telecommunications sector, the revenue from business networks continued to steadily increase and experienced an 8.5% growth in 2002 compared to 2001.

This was the result of the rapid growth in data transmission solutions, which showed an increase in revenue of 17.9% to €1,528 million in 2002 following annual growth on a comparable basis of 21.7% in 2001. In particular, Internet and Intranet-related services experienced substantial growth (27.8% in 2002 compared to 2001) and represented over half the revenue from data transmission in 2002. As regards Frame Relay services, these experienced revenue growth of 12.4%. The effect of this growth was partially offset by the downward trend (17.1% in 2002) in standard data transmission products (mainly the switching of X25 packages).

Revenues from lines leased to businesses (€667 million, excluding revenue derived from third-party operators) experienced a decrease of 8.3% in 2002. This reflects the migration of businesses towards data transmission solutions, which include services in addition to the leasing of basic infrastructure. The total number of analog and digital low speed lines directly leased by businesses continued its downward trend and showed a decrease of 17.1% in 2002, following a 12.9% decrease in 2001.

Similarly, the total number of high speed digital lines leased to businesses decreased by 1.8% at December 31, 2002, compared to growth of 22.4% at December 31, 2001, resulting in a decrease in the revenue from the initial connection fees between the two periods.

Other business services

The decrease of 8.5% in the revenue from other business services corresponds to the decrease in Internet-related services and, to a lesser extent, to the decrease in network engineering and management services. As regards the revenue from equipment sales to businesses, which represents two-thirds of the other business services, this remained stable compared to the previous year, experiencing an annual decrease of 0.4%.

Broadcasting and cable television services in France

(2.3% of consolidated revenues for 2002)

The following table sets forth the revenues from broadcasting and cable television and related data for the years ended December 31, 2002 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited) (% change)	historical
Broadcasting and audiovisual transmission in France (€ millions)	878	886	886	(0.9)	(0.9)
Cable television in France (€ millions)	179	172	172	4.1	4.1
Total Revenues (€ millions)	**1,057**	**1,058**	**1,058**	**(0.1)**	**(0.1)**
Number of cable subscribers at year end (in thousands)	854	824	824	3.7	3.7

Broadcasting and audiovisual transmission services

Revenues from "Broadcasting and audiovisual transmission in France" decreased 0.9% in 2002, due to the decrease in the GlobeCast group's revenues in France. The TDF group's revenues, which represent nearly 80% of total revenue from "Broadcasting and audiovisual transmission in France" in 2002, increased by 3.3% in relation to the previous year. This increase is mainly due to the growth in telecommunication site maintenance and engineering services, with the introduction of wireless operator relays on TDF infrastructure. The increase is also a result of the good performance of the video service studios business.

France Telecom withdrew from TDF on December 13, 2002 (see Note 3 in the Notes to the Consolidated Financial Statements).

Cable television

The 4.1% increase in revenues from cable television in 2002 resulted from the business growth of the FT Cable group, a direct subscriber services provider, which experienced an increase in revenues of 8.3% resulting from (i) the migration of analog subscriptions to more profitable digital packages and (ii) a 3.7% increase in the number of subscribers, which rose from 824,000 at December 31, 2001 to 854,000 at December 31, 2002. This increase was partially offset by the decrease in revenues from infrastructure operator activities.

Other revenues

(1.9% of consolidated revenues for 2002)

Other revenues are mainly made up of equipment sales, equipment rentals and maintenance, and miscellaneous other revenues. The latter include revenues from (i) network engineering services, (ii) patents and licenses, (iii) leases and various works, and (iv) telex and telegraph services. Since January 1, 2002, revenues from maritime radio services are listed under "Other revenues" under the "Fixed line, voice and data services — Outside France" segment.

The following table sets forth the revenues from other revenues for the years ended December 31, 2002 and 2001, and the percentage changes between these periods.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited) (in € millions)	historical	on a comparable basis (unaudited) (% change)	historical
Equipment sales and rentals	619	669	668	(7.5)	(7.3)
Other miscellaneous revenues	282	258	372	9.3	(24.2)
Total	**901**	**927**	**1,040**	**(2.8)**	**(13.4)**

Equipment sales and rentals

The decrease of 7.5% in revenues on a comparable basis from "Equipment sales and rentals" in 2002 corresponds for the most part to the downward trend in telephone and Minitel (telematic terminals) rentals and maintenance, which represented approximately half of the "Equipment sales and rentals" revenue in 2002. At the same time, direct equipment sales increased by 20.9% due to dynamic ADSL modem sales, which increased substantially during the fourth quarter of 2002, whereas other equipment sales (in particular telephones, fax machines and small automated switches for businesses) fell by 12.2% compared to the previous year.

Miscellaneous other revenues

The decrease of 24.2% in revenues on a historical basis from "Miscellaneous other revenues" relates mainly to the reclassification in 2002 of revenues from maritime radio services as "Other revenues" under the "Fixed line, voice and data services — Outside France" segment. On a comparable basis, the revenue from "Miscellaneous other revenues" shows an increase of 9.3%, which mainly corresponds to non-recurring revenues relating to network services.

5.6.5.4 Fixed line, voice and data services — Outside France

(20.0% of consolidated revenues for 2002)

The "Fixed line, voice and data services — Outside France" segment includes the activities outside France of the foreign subsidiaries of France Telecom not included in the scope of consolidation of the Orange SA and Wanadoo SA groups, as well as French subsidiaries, holding companies for non-French investments, and French subsidiaries that have ongoing, established activities abroad. At January 1, 2002, France Telecom has amended the presentation of consolidated revenues from the "Fixed line, voice and data services — Outside France" to highlight Equant's revenue contribution. The other global services have been reclassified under other revenues (outside France); this mainly relates to transportation services provided to international telecommunications operators.

The following table sets forth the revenue contributions of the "Fixed line, voice and data services — Outside France" segment for the years ended December 31, 2002 and 2001, and the percentage changes between these periods. The data relating to 2001 revenue (historical and on a comparable basis) has been restated according to this new presentation in order to make them comparable to those for 2002.

The information presented on a comparable basis at December 31, 2001 set forth in the table below reflects the consolidation of Equant as of July 1, 2001, the consolidation of TP Group (the Polish operator) as of April 1, 2002, the consolidation of Telecom Argentina using the equity method as of January 1, 2002, the impact of the network transfer of FTM Lebanon to the Lebanese government as of August 31, 2002, the ceasing of TE.SA.M's operations as of July 1, 2001, as well as the transfer of the wireless activities in Egypt (Mobinil, ECMS, and MMEA) from the "Fixed line, voice and data services — Outside France" to the "Orange" segment as of July 1, 2002.

		Year ended December 31,			
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited) (in € millions)	historical	on a comparable basis (unaudited) (% change)	historical
Equant	2,842	3,007	2,131	(5.5)	33.4
Fixed line telephony	4,302	4,215	2,574	2.1	67.1
Wireless telecommunications services[1]	1,195	929	1,430	28.6	(16.4)
Broadcasting	224	229	216	(2.2)	3.7
Cable television	221	186	186	18.8	18.8
Other revenues	548	624	427	(12.2)	28.3
Total	**9,332**	**9,190**	**6,964**	**1.5**	**34.0**

(1)   Excluding Orange.

On a historical basis, revenues from "Fixed line, voice and data services — Outside France" increased 34.0% in 2002 compared to 2001. This increase is related to the combined effects of several changes in consolidation, including (i) the consolidation of Equant, since July 1, 2001; (ii) the accounting for Telecom Argentina using the equity method since December 21, 2001, (until then was consolidated through proportional integration); (iii) the consolidation through global integration of the Polish operator TP Group since April 1, 2002. TP Group contributed €3.5 billion (for nine months of business, from April to December) to the "Fixed line, voice and data services — Outside France" revenue; and (iv) the change in the business of the subsidiary FTM Lebanon, which went from being a wireless services operator to a network manager on September 1, 2002. Since such date, the revenue of FTM Lebanon no longer represents subscriber revenue but remuneration established on a fixed-fee basis by the Lebanese government.

On a comparable basis, the revenue contribution of the "Fixed line, voice and data services —
Outside France" segment increased by 1.5% in 2002.

Equant

On a comparable basis Equant's revenue contribution decreased by 5.5% in 2002 compared to 2001. This decrease reflects the decrease in revenues from integration services and from the SITA contract, and is partially compensated by the increase in revenues from network services. Network services activity has benefited from a significant increase in volume, which has however been accompanied by a decrease in prices.

Business network services, which represented 53% of Equant's revenue in 2002, increased by 1% on a comparable basis, due to the good performance of direct sales, which increased by 5.9%, whereas the revenue generated by indirect distribution channels decreased by 10.1% (with additional decreases owing to Sprint and Deutsche Telekom, previous shareholders of Global One). The growth in IP (Internet Protocol) services was sustained in 2002, while the demand for low speed protocols showed a decrease. Equant's revenue substantially increased in Central European and East European areas, which more than offset the decrease in Latin America resulting from the economic difficulties in Argentina and Brazil. The other areas mainly remained stable.

Integration services decreased by 9.1% in 2002 compared to 2001 on a comparable basis. Although a reversal of this trend took place in the second half of the year, revenue remained affected by the weakness of the economy as a whole.

At the same time, the revenue from the SITA contract decreased by 2.2% in 2002 compared to 2001 on a comparable basis. This decrease reflects the decrease in prices effective at July 2002, in line with the agreements entered into at the time of the France Telecom transaction. This decrease was mitigated by the resolution of several contractual elements going back to July 2001. (See "Item 4. Information on France Telecom — 4.3.4 Fixed line, voice and data services — Outside France — Equant".)

Fixed line telephony services

On a comparable basis, revenues from "Fixed line telephony services outside France" increased 2.1% in 2002. This resulted from the 58.8% growth in the Uni2 group's revenues in Spain, which largely explains the rapid growth in wholesale services to other operators. At the same time, TP SA's revenues represented two-thirds of the "Fixed line telephony services outside France" revenue in 2002. TP SA provides local communications services and long distance national and international services. In this respect, TP SA's exclusive right to provide international telephone services in Poland came to an end in December 2002. TP SA also offers (i) leased connection and data transmission services; (ii) radio-communication services; and (iii) value added telephone services, such as audiotex. The outgoing telephone traffic volume routed by TP SA in 2002 (31.9 billion minutes) has remained stable with respect to the preceding year. The effect of lower telecommunications prices is partially compensated by the increased revenue from subscriptions, resulting from the 3.4% increase in the number of TP SA subscribers, for a total of 10.8 million subscribers at December 31, 2002. In total, the revenues presented on a comparable basis of TP SA have decreased 3.3% in 2002 in comparison with the preceding year.

The total number of fixed telephone lines outside of France owing to France Telecom controlled companies rose to 15.4 million at the end of December 2002, compared to 14.5 million (on a comparable basis) at the end of December 2001, for an overall increase of 6.4% in the past year.

Wireless telephony

On a comparable basis, revenues from "Wireless operations outside France" (and outside of the Orange group) increased 28.6% at the end of 2002. The growth in revenue mainly resulted from the rapid development of the PTK Centertel business, a subsidiary of the Polish operator TP Group, whose revenue increased by 55.6% on a comparable basis. This increase reflects the substantial growth of 60.8% in the

number of subscribers, which reached 4.5 million active clients at December 31, 2002 compared to 2.8 million at December 31, 2001. Overall, the number of wireless subscribers outside France (and outside the Orange group) for companies controlled by France Telecom increased 57.1%, from 3.5 million at December 31, 2001 to 5.5 million at December 31, 2002 on a comparable basis.

Broadcasting

On a comparable basis, revenues from "Broadcasting outside France" decreased by 2.2%, reflecting the continued decline of operations in the United States, which was partially offset by the continued growth in European activity. The revenue contribution of the subsidiaries of TDF outside France represented 31% of the revenue from "Broadcasting outside France" in 2002. France Telecom sold its interest in TDF on December 13, 2002. See "Item 4. Information on France Telecom — 4.5 Divestitures — Withdrawal from TDF".

Cable television

Revenues from "Cable television services outside France", which reflect the activities of the Dutch company, Casema NV, increased by 18.8% in 2002. The increase was partly attributable to the increase in the price of analog subscriptions and the migration of subscribers towards more profitable packages. This increase was also due to the growth in the number of subscribers: the number of cable television subscribers reached 1,367,000 subscribers at December 31, 2002 compared to 1,351,000 subscribers at December 31, 2001; similarly, the number of Internet access services subscribers increased from 91,000 subscribers at December 31, 2001 to 131,000 subscribers at December 31, 2002. On January 28, 2003, Casema NV was sold to a consortium of investors composed of Carlyle, Providence Equity and GMT Communications Partners.

Other revenues

The revenue growth of 28.3% in "Other revenues outside France" was mainly attributable to the inclusion in 2002 of maritime radio services, previously ascribed to "Other revenues" under "Fixed line, voice and data services in France". On a comparable basis, "other revenues outside France" decreased by 12.2% compared to 2001. The substantial decrease in network engineering services and the installation and maintenance of underwater cables was partially offset by the growth in satellite services.

5.6.6 Consolidated Operating Costs and Expenses

The following table sets forth France Telecom's total operating costs broken down by major components.

			Year ended December 31,			
	2002		**2001**		**2001**	
			on a comparable basis (unaudited)		historical	
			(€ millions, except percentages)[1]			
Revenues	**46,630**	**100.0%**	**45,305**	**100.0%**	**43,026**	**100.0%**
Costs of services and products sold	18,558	39.8%	19,061	42.1%	17,619	40.9%
Selling, general and administrative expenses	12,579	27.0%	13,023	28.7%	12,520	29.1%
Research and development expenses	576	1.2%	586	1.3%	567	1.3%
Total operating costs and expenses before depreciation and amortization and provisions for the early retirement plan	**31,713**	**68.0%**	**32,670**	**72.1%**	**30,706**	**71.4%**
Operating income before depreciation and amortization	**14,917**	**32.0%**	**12,635**	**27.9%**	**12,320**	**28.6%**
Depreciation and amortization (excluding goodwill)	7,910	17.0%	7,172	15.8%	6,910	16.1%
Amortization of actuarial adjustments in the early retirement plan	199	0.4%	210	0.5%	210	0.5%
Total operating costs and expenses	**39,822**	**85.4%**	**40,052**	**88.4%**	**37,826**	**87.9%**
Operating income	**6,808**	**14.6%**	**5,252**	**11.6%**	**5,200**	**12.1%**

(1) As a percentage of total revenues.

On a historical basis, total operating costs and expenses before depreciation and amortization, increased by 3.3% between 2001 and 2002, compared to an 8.4% increase in revenues over the same period. After depreciation and amortization of fixed assets and amortization of provisions for the early retirement of personnel this increase was 5.3%. It mainly corresponds to consolidation changes and to significant developments including:

- the consolidation of the TP Group at April 1, 2002;

- the consolidation of the new Equant group as from July 1, 2001;

- the consolidation of Digita at July 1, 2001;

- the consolidation of QDQ Media at April 1, 2001;

- the consolidation of eresMas through global integration at November 1, 2002;

- the consolidation of Internet Telecom at January 1, 2002;

- the consolidation of Freeserve at March 1, 2001;

- the cessation of activities by TE.SA.M at July 1, 2001;

- the accounting for Telecom Argentina under the equity method from December 21, 2001;

- the transfer of ownership of the FTM Lebanon network to the Lebanese government on August 31, 2002 and its complete removal from the scope of consolidation from that date;

- the deconsolidation of Telelistas at January 1, 2002;

- the accounting for Compagnie Nouvelle de Traitement des Paiements under the equity method from July 1, 2001; and

- the sale of real estate resulting, on the one hand, in the sale of a first part of the assets effective at December 31, 2001 and, on the other, the impact of lease expenses from March 15, 2002.

By comparison, on a comparable basis total operating costs and expenses before depreciation and amortization of special items, net, decreased by 2.9% in 2002 compared to a growth in revenue of 2.9% over the same period. Including depreciation and amortization of fixed assets and special and non-recurring items, net, this variation represented a decrease of 0.6%. On the same comparable basis, total operating costs as a percentage of total revenues decreased from 88.4% in 2001, to 85.4% in 2002.

Within a context of strong growth, the evolution of operating costs and their structure reflects the Group's approach, focusing on a balance between acquiring new customers and improving operational profitability, as well as optimizing the structure and the network operation. One of the objectives of the TOP program is to reduce external charges.

Excluding external purchases and spending, the two main components of operating costs were personnel costs (€10,240 million at December 31, 2002 compared to €9,482 million at December 31, 2001 on a historical basis, of which €10,036 million excluding immobilized production), and depreciation and amortization, excluding goodwill (€7,910 million at December 31, 2002 compared to €6,910 million at December 31, 2001 on a historical basis).

Excluding costs relating to salaries and depreciation allowances, tangible assets and actuarial adjustments in the early retirement plan, operating costs amounted to €21,677 million at in 2002 and represented purchases of equipment and merchandise of €3,620 million, payments to third-party operators of €6,758 million, studies, fees, and non-technical subcontracting costs of €1,640 million and advertising, promotional, sponsorship, brand communication and sponsoring costs of €1,232 million.

Costs of services and products sold (excluding depreciation and amortization)

The cost of services and products sold consists of all direct and indirect production costs incurred to provide and maintain services rendered to customers, including connection, carrying, supervision and maintenance, as well as costs of goods and services purchased for resale, including amounts paid to other international telecommunications operators.

The following table sets forth the costs of services and products sold for each of the years ended December 31, 2001 and 2002, as well as the historical percentage changes and those presented on a comparable basis between these periods:

	Year ended December 31,				
	2002	2001	2001	02 /01	02 / 01
		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (%)	historical
Costs of services and products sold	**18,558**	**19,061**	**17,619**	**(2.6) %**	**5.3 %**

Overall, the cost of services and products sold increased by 5.3% on a historical basis between 2001 and 2002. This was largely due to changes in the scope of consolidation as described above.

On a comparable basis, the cost of services and products sold decreased significantly by 2.6%, while revenues increased by 2.9%.

This decrease is mainly due to the following factors:

- the improved productivity realized on the fixed-line network in France; and

- the cost savings achieved by Equant, due to the synergies produced by the integration of the Global One and Equant networks, which optimized network costs and reduced external capacity purchasing costs.

This decrease was partially offset by cost increases due to growth in:

- France Telecom's activities in the wireless network sector in the United Kingdom, France, and internationally (primarily through Orange Romania and ECMS in Egypt);

- international fixed-line services, primarily Uni2 in Spain; and

- international activities in the Internet sector (primarily in the United Kingdom and Spain).

Selling, general and administrative expenses

The following table sets forth information concerning selling, general and administrative expenses (excluding depreciation and amortization) for the years ended December 31, 2001 and 2002, and the percentage changes between these periods.

	Year ended December 31,				
	2002	2001	2001	2002/2001	2002/2001
		on a comparable basis (unaudited)	historical (€ millions)	on a comparable basis (unaudited) (% change)	historical
Selling, general and administrative expenses	**12,579**	**13,023**	**12,520**	**(3.4)**	**0.5**

On a historical basis, selling, general and administrative expenses (excluding depreciation and amortization) increased slightly by 0.5%. This restrained increase resulted mainly from the effects of the scope of consolidation as described at the beginning of this section.

On a comparable basis, selling, general and administrative expenses decreased by 3.4%, while revenues increased by 2.9%. This decrease primarily reflects France Telecom's efforts to control spending, notably through:

- decreased subscriber acquisition costs for wireless telephony in the United Kingdom and France resulting from the implementation of a policy aimed at building customer loyalty rather than increasing client base;

- savings achieved by certain wireless telephony subsidiaries, such as Dutchtone in The Netherlands, Mobistar in Belgium and Orange Denmark, partly resulting from the decrease in overall subscriber acquisition costs;

- reduction in costs following the implementation of a cost-cutting program, as well as TP Group's restructuring plan; and

- the synergies achieved by Equant. The integration of the sales forces streamlined Equant's selling, general and administrative expenses.

Conversely, selling, general and administrative expenses reflected the effect of growth in certain activities:

- in international wireless activities (notably Orange Communications SA in Switzerland and Orange Slovensko) as well as in France and the United Kingdom (excluding acquisition costs); and

- in Internet activities.

Research and development expenses

Research and Development expenses (excluding depreciation and amortization) totaled €576 million in 2002, compared to €567 million in 2001, on a historical basis.

This maintenance of research and development expenses allowed France Telecom to better prepare itself for the requirements of future markets, principally based on the activities of its Research and Development Center, FTR&D. FTR&D is refocusing its activity towards the various entities of the group (branches and subsidiaries), concentrating on two core activities:

- the expansion of its activity for France Telecom's international subsidiaries, such as Orange and Wanadoo, and

- the implementation of *centres de compétences* (skills centers) in sectors such as messaging, e-commerce, IP networks, security and the development of wireless high speed Internet technologies (Wi-Fi).

France Telecom's research and development activity is therefore in line with the accelerated pace observed since 2001 in the core of the telecommunications business.

Overall, France Telecom has continued its efforts in research and development within the France Telecom group compared to 2001, while pursuing its internationalization, for example, through its collaboration with TP SA but also through its laboratories outside France (California, Japan, London and recently Boston in cooperation with Orange).

For a breakdown of research and development costs, see "Item 4. Information on France Telecom — 4.7 Research and Development".

Depreciation and amortization (excluding goodwill)

Depreciation and amortization (excluding goodwill) increased 14.5% on a historical basis in 2002.

This increase was due in part to variations in consolidation, principally concerning:

- the consolidation of the TP Group, and

- the impact of the new Equant group.

This increase was partially offset by:

- the accounting for Telecom Argentina under the equity method, and

- the significant decrease in depreciation and amortization of fixed assets following the sale of real estate.

On a comparable basis, the increase was reduced to 10.3%. This increase is mainly due to the growth in depreciation expense for wireless networks (mainly in the United Kingdom, France, The Netherlands, Switzerland and Belgium). This increase was partially offset by a decrease in depreciation expense for the fixed line telephony business in France, due to a decreased level of capital expenditure in recent years.

Amortization of actuarial provisions in the early retirement of plan

At December 31, 2002, the amortization of actuarial adjustments in France Telecom's early retirement plan was a net charge of €199 million, compared to €210 million in 2001, and represented the amortization of provisions for the early retirement plan.

Personnel expenses

The following table sets forth personnel expenses but does not include the legal employee profit-sharing, the charges relating to the updating or the change in actuarial assumptions relating to the program for early retirement.

	Year ended December 31,		
	2002	**2001**	**2002/2001**
	(€ millions)		(% change)
Personnel expenses			
France Telecom SA	5,577	5,644	(1.2)
Domestic subsidiaries	1,401	1,285	9.0
Total in France	**6,977**	**6,929**	**0.7**
International subsidiaries	3,262	2,553	27.8
Total	**10,240**	**9,482**	**8.0**
Average number of employees (full-time equivalent)			
Of which:			
France Telecom SA	117,529	123,353	(4.7)
Domestic subsidiaries	23,532	21,911	7.4
Total in France	**141,061**	**145,264**	**(2.9)**
International subsidiaries	99,084	60,920	62.6
Total	**240,145**	**206,184**	**16.5**
Number of employees at December 31,			
Of which:			
France Telecom SA	117,772	124,050	(5.1)
Domestic subsidiaries	23,894	22,832	4.7
Total in France	**141,666**	**146,882**	**(3.6)**
International subsidiaries	101,907	64,672	57.6
Total	**243,573**	**211,554**	**15.1**

The 8% increase in personnel expenses between 2001 and 2002 was mainly due to the increase in France Telecom's international activities.

France Telecom's average number of full-time equivalent employees increased 16.5%, the result of a 62.6% increase outside of France (mainly due to the consolidation of TP Group) while the average number of full-time equivalent employees in France decreased 2.9%.

Changes in France Telecom's workforce are expected to be affected by the following:

- The continuation of France Telecom's early retirement plan as well as ordinary attrition representing a work force reduction of 22,000 employees over three years,

- The continuation of the restructuring plan within TP Group affecting 24,270 employees between 2002 and 2004,

- A freeze on external recruitment during the first half of 2003, and

- The effects of restructuring plans from the end of 2002, particularly regarding Orange.

France Telecom SA

The average number of full-time equivalent employees of France Telecom SA decreased 4.7% in 2002. The decrease was due mainly to employee departures linked to France Telecom's early retirement plan. Since the implementation of the early retirement program in September 1996 until December 31, 2002, 21,598 employees have chosen to accept early retirement under the plan (excluding other pre-existing early departure programs), including 4,205 employees in 2002.

France Telecom SA's personnel expenses decreased 1.2% in 2002. This decrease was due mainly to a reduction in workforce and to productivity gains realized in support services and networks that allowed for an increase in the reassignment of personnel to France Telecom subsidiaries experiencing strong growth. The increase in profit sharing resulting from the level of the operating income indicators, the increase in salaries due to general measures by the public authorities, as well as the increase in the basic salaries of employees subject to a collective bargaining agreement partially offset the impact of the decrease in the workforce.

Domestic subsidiaries

The 7.4% increase in the average number of full-time equivalent employees of domestic subsidiaries in 2002 (excluding the impact of the spin-off of GlobeCast France) was due to organic and external expansion in wireless telephony and Internet services.

The change in personnel expenses in the domestic subsidiaries is mainly due to the change in the workforce.

International subsidiaries

The 62.6% increase in the average number of full-time equivalent employees in international subsidiaries between 2001 and 2002 reflected France Telecom's growing international scope.

This increase was primarily due to the following effects of consolidation:

- the consolidation of the TP Group as of April 1, 2002 (with 45,222 full-time equivalent employees), and

- the impact of the newly consolidated Equant as of July 1, 2001 (with 1,932 full-time equivalent employees).

The number of employees in the international subsidiaries reflects the impact of the consolidation of Telecom Argentina by the equity method (with 7,537 full-time equivalent employees).

On a comparable basis, the number of full-time equivalent employees in the international subsidiaries decreased 5.1%.

The personnel expenses of the international subsidiaries increased 27.8% mainly due to the effects of consolidation as referred to above.

5.6.7 Net income

The following table presents information concerning operating income through net income for France Telecom before and after exceptional provisions and exceptional amortization at December 31, 2002. The exceptional provisions and exceptional amortizations concern MobilCom, Equant, NTL, Wind, Orange Communications SA, Kulczyk put, the effects of the political and economic situation in the Ivory Coast, JTC (Jordan) and deferred taxes.

	Year ended December 31,				
	2002	**2002**	**2002**	**2001**	**2002/2001**
	Before exceptional provisions and exceptional amortization	**Impact of exceptional provisions and exceptional amortization**	**After exceptional provisions and exceptional amortization**	**After exceptional provisions and exceptional amortization**	
	(€ millions)				(% change)
Operating income	**6,808**		**6,808**	**5,200**	**30.9%**
Interest expenses, net	(4,041)		(4,041)	(3,847)	5.0%
Foreign exchange gain/(loss), net	136		136	(337)	(140.4)%
Discounting of early retirement plan	(216)		(216)	(229)	(5.7)%
Other non-operating income/(expense), net	(886)	(11,963)	(12,849)	(5,904)	117.6%
Income taxes	(699)	(1,800)	(2,499)	2,932	(185.2)%
Employee profit sharing	(148)		(148)	(131)	13.0%
Equity in net income/(loss) of affiliates	(367)		(367)	(890)	(58.8)%
Minority interests	(310)	480	170	714	(76.2)%
Income/(loss) before goodwill amortization minority interest	**277**	**(13,283)**	**(13,006)**	**(2,492)**	**421.9%**
Goodwill amortization	(2,352)		(2,352)	(2,531)	(7.1)%
Exceptional goodwill amortization		(5,378)	(5,378)	(3,257)	65.1%
Net income	**(2,075)**	**(18,661)**	**(20,736)**	**(8,280)**	**150.4%**

Exceptional provisions and exceptional amortization

MobilCom

At the time of the statement of the half-year accounts at September 12, 2002, France Telecom recorded a €7 billion provision for risks in the accounts at June 30, 2002, intended to cover the risks related to the financial commitment linked to the development of MobilCom's UMTS activities and to depreciate in full the €290 million in loans granted during the first half of 2002.

After the announcement of France Telecom's withdrawal, MobilCom received support from the Federal Government of Germany who guaranteed a credit facility of €50 million from the Kreditanstalt für Wiederaufbau to MobilCom to enable it to continue operations.

The Federal Government of Germany also appointed a mediator in charge of establishing, together with MobilCom and France Telecom a plan for saving MobilCom. Given the support of the Federal Government of Germany and the maintaining by France Telecom of its offer to purchase their loans, the

members of the banking syndicate rescheduled the maturity of the Senior Interim Facility first to October 14, then October 30 then finally to November 30, 2002, thus preventing the immediate bankruptcy of MobilCom.

As part of the support plan for MobilCom organized at the initiative and under the control of the Federal Government of Germany, France Telecom began discussions with MobilCom and the mediator. These discussions led to the approval of the MC Settlement Agreement, dated November 20, 2002, setting up a plan for saving MobilCom which ends the agreements between MobilCom and France Telecom over the development of UMTS in Germany.

The plan for saving MobilCom includes two separate parts:

- A plan for saving the historic activities of MobilCom (service provider of GSM mobile telephony, fixed line and Internet services) financed by a bank loan of €162 million issued by four German financial institutions and guaranteed for 80% by the German Federal Government and the Land of Schleswig-Holstein; and

- The freeze of UMTS activities in which France Telecom participates.

The MC Settlement Agreement provides that:

- France Telecom repurchases the loans granted by the members of the banking syndicate of the Senior Interim Facility and the equipment suppliers (approximately €6 billion), who subscribe, in proportion to their loans for perpetual bonds redeemable for shares of France Telecom (TDIRA),

- France Telecom waives the repurchased loans as well as the shareholder loans granted to MobilCom in the past 2 years (approximately €1 billion) i.e. a total of approximately €7 billion, and

- France Telecom contributes to the costs of freezing the UMTS activities of MobilCom, for a maximum amount of €580 million, which includes the indemnity for the termination of the National Roaming Contract between E-Plus and MobilCom; these payments are spread over the second half of 2002 and 2003 based on the actual costs borne by MobilCom; approximately one quarter of this sum has been paid at the end of 2002.

The entire cost is already totally covered by the provision booked in the financial statements of France Telecom.

Moreover the MC Settlement Agreement provides for:

- MobilCom's waiver of all claims against the France Telecom group (including Orange), and vice versa, and

- a clause of return to better fortune on the UMTS assets of MobilCom (including the license) allowing France Telecom to recover 90% of the proceeds from an eventual sale of any UMTS asset by MobilCom.

Moreover, this agreement envisages that Mr Gerhard Schmid waive any claims against the France Telecom group (including Orange) and vice versa.

This agreement became final through the fulfillment of the following conditions precedent:

- An agreement of France Telecom with the banking syndicate of the Senior Interim Facility as well as with Ericsson Credit AB and Nokia OYJ regarding the repurchase of loans for perpetual bonds redeemable into shares of France Telecom (TDIRA). This condition was completed with the signing of the Assignment and Subscription Agreements on November 30, 2002.

- The approval of the general shareholders meeting of MobilCom of the plan to save the historic activities of MobilCom, the freeze of its UMTS activities as well as the waiver of all claims

against the France Telecom group. The agreement provides that the MobilCom shares held by Mr Gerhard Schmid and Millenium were to be placed in a trust with a commitment that the plan to save MobilCom would be approved at a general shareholders meeting. This was done and the approval was obtained in the general shareholders meeting of MobilCom held on January 27, 2003.

- The issuance, following authorization by the general shareholders meeting of France Telecom on February 25, 2003, of the TDIRA (see Note 30 of the Notes to the Consolidated Financial Statements). France Telecom made this issuance on March 3, 2003.

At December 31, 2002, the provision of €7,000 million set up at June 30, 2002 has been used for €285 million, of which €230 million has been used to depreciate the shareholder advances made to MobilCom in the third quarter of 2002.

The provision of €6,715 million at December 31, 2002 is intended to cover:

- The cost of acquiring the MobilCom loans granted by the banking syndicate and the equipment suppliers, i.e. the nominal value of the TDIRA to be issued for a maximum amount of €6,101 million — given their characteristics, the TDIRA will be accounted for at their nominal value in "non refundable funds and assimilated" (quasi-equity), and

- The contribution to the freeze of UMTS activities, for a maximum amount of €580 million.

In February 2003, Gerhard Schmid filed for personal bankruptcy and the Flensburg tribunal appointed a temporary legal administrator. This procedure, if continued, could give rise to a challenge of the validity of the transfer of the Gerhard Schmid's shares into the trust and his waiver of any claims against the France Telecom group, including Orange. Between March 15 and June 30, 2002, Gerhard Schmid sought five times to exercise his option to sell to France Telecom 21.6 million shares in MobilCom at prices to be determined by experts, which could be in excess of current market prices for those shares. If Gerhard Schmid's waivers were invalidated, he could make a claim for the price of the shares based on his put option or he could allege damages and interest against France Telecom for lost share value arising from an alleged wrongful termination by France Telecom of the Cooperation Framework Agreement. France Telecom believes that Gerhard Schmid's waiver is valid and that any claims he may make are unfounded. Shareholder suits have also been filed in Germany in February 2003 by MobilCom shareholders contesting the resolutions adopted by the MobilCom shareholders' meeting on January 27, 2003 relating to the approval of the MC Settlement Agreement and the election of certain Supervisory Board members. France Telecom believes that the outcome of the litigation would not affect the validity of the MC Settlement Agreement.

The provision for risk corresponds to the best estimate of the MobilCom risk for France Telecom, on the basis of the Cooperation Framework Agreement with MobilCom, the Senior Interim Facility banks and the agreements with the equipment suppliers, at the date of the financial statements given the assessment of its legal position with respect to the different claims which could be made against it.

Equant

Compared to France Telecom's objectives at the time of the successive acquisitions of Global One and Equant, the limited growth in sales, as well as the uncertainties linked to the persistence of a worsened economic and competitive environment, as seen during the fourth quarter of 2002 when preparing the 2003 budget, led to the application of a perpetual growth rate less than year five to an increase in the discount rate by one point.

Following this review, an exceptional amortization of goodwill was recorded for €4,244 million, in addition to the impairment of the goodwill of Radianz (see Note 7 in the Notes to the Consolidated Financial Statements), amounting to €4,375 million (€4,300 million for France Telecom's share). As a result, the book value at the closing date for Equant was reduced to €1,570 million for France Telecom's share.

NTL

At the beginning of 2002, NTL commenced a process of financial restructuring and prepared a business plan based on the entry of a new strategic shareholder. After the 2001 financial statements were issued, the strategic investors with whom NTL was in negotiation withdrew. On May 8, 2002, NTL filed for bankruptcy protection in a United States bankruptcy court. On September 5, 2002, a financial restructuring plan, previously approved by the bondholders of NTL, and by France Telecom, was approved by the bankruptcy court. It is applicable from January 10, 2003.

Under this plan, NTL and its subsidiaries have been reorganized into two separate groups around the former holding companies previously called NTL Communications Corporation (now NTL Incorporated) regrouping the British and Irish operations and NTL Incorporated (now NTL Europe, Inc.), regrouping the networks of continental Europe, with the exception of the investment of 27% in Suez Lyonnaise Telecom (Noos), which was transferred to France Telecom. See Note 10 in the Notes to the Consolidated Financial Statements.

In accordance with this plan, France Telecom received in exchange for its NTL preferred and common shares and the payment of $25 million:

- 6,040,273 NTL Incorporated warrants exercisable until January 10, 2011, and giving the right to 10.68% of the ordinary shares of NTL Inc. (before dilution) at an exercise price of $309.88 per share. In mid-February 2003, the market value of these warrants was to approximately $2 million.

- 376,872 ordinary shares in NTL Europe Inc. (representing 1.9% of the ordinary shares of NTL Europe, Inc. before dilution), which are not publicly traded.

At the close of its 2001 financial statements, France Telecom had reassessed the value in use of its investment in NTL in the context set out above of the search by NTL for a new strategic investor. This had lead to the recording of a non operating charge of €5,910 million.

Following NTL's restructuring plan, France Telecom recorded in the first half of 2002, a supplementary provision of €1,633 million (adjusted to €1,641 million at December 31) in non operating charges, including:

- an additional provision for the call option held by financial institutions on preferred shares which were ultimately bought by France Telecom on July 12, 2002, for $1.1 billion. A provision relating to this commitment had already been made in 2001 for €811 million.

- a provision for additional depreciation of the shares held in the balance sheet, to write them down to zero.

Wind

As part of the strategic review of its investments performed in the fourth quarter of 2002, France Telecom reassessed the value in use of Wind. This was determined on the basis of a multi-criteria approach. On this basis, an impairment charge of €1,695 million has been recorded of which €371 million through shareholders' equity (including €320 million for the group share) for the amount of revaluation previously recorded via shareholders' equity (see Note 3 in the Notes to the Consolidated Financial Statements) and €1,324 million in non operating charges (i.e., €1,142 million for the group share).

An additional provision for risks related to Wind, amounting to €303 million, was recorded at December 31, 2002 in other liabilities.

This depreciation has been allocated firstly to the intangible assets arising in Wind from its regrouping with Infostrada.

Orange signed an agreement on March 20, 2003 relating to the sale of its interest in Wind to Enel. See "Item 4. Information on France Telecom-4.5 Divestitures".

Orange Communications SA

Within the review of the actual value of the goodwill at the end of the financial period 2002, a depreciation through the exceptional amortization of Orange Communications SA was recorded for €872 million (€872 million for the group's share), reducing its value to €2,321 million (including current accounts) for the group share.

Kulczyk put (see Note 18.4 in the Notes of the Consolidated Financial Statements)

The shareholder agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares: (i) France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding: (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA (held through Tele-Invest) and its investment of 3.57% (held through Tele-Invest II) after July 2006 or earlier in the event of change of control or of violation of Kulczyk Holding's obligations, at a price equal to the higher of the acquisition cost plus 15% per year accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its further investment of 3.57% between October 2003 and January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid; the banks who financed the purchase by Tele-Invest and Tele-Invest II, 100% subsidiaries of Kulczyk Holding, of TP SA shares can also demand, under certain conditions (notably the insolvency of Kulczyk Holding or default on certain of its financial commitments, non respect by France Telecom of certain financial ratios — see Note 16.2 in the Notes to the Consolidated Financial Statements) that France Telecom takes possession of all the shares which the banks may hold as security (or their rights on these shares) at a price equal to the residual credit plus interest. The amount of this commitment was approximately €1.9 billion at December 31, 2002.

The low probability of a substantial increase in the price of TP SA shares by the beginning of the period of exercisability of the Kulczyk Holding put option has made it likely that Kulczyk Holding will transfer its holding in TP SA to France Telecom between October 2003 and January 2007, at its purchase price plus accrued interest less dividends paid. As a result, the difference between the amount of the commitment and the useful value of TP SA shares receivable was covered by a provision for €571 million at December 31, 2002 (see "Item 11. Quantitative and Qualitative Disclosures about Market Risk — 11.1.2 Liquidity Risks" and Notes 18 and 25 to the Notes to the Consolidated Financial Statements).

Orange restructuring costs

A non-recurring provision of €490 million (€423 million for the group's share, €67 million for minority interests) related to restructuring costs within Orange, including €252 million linked to the withdrawal from Sweden announced in December 2002, was recorded at December 31, 2002. This provision represents a part of the reorganization costs described in "Item 4. Information on France Telecom — 4.2.1 "Ambition FT 2005" Plan", the impairment of fixed assets and the contractual commitments of Orange existing in Sweden as of December 31, 2002.

Ivory Coast

Given the recent degradation of the political and economic situation in the Ivory Coast, France Telecom has decided to depreciate on the value of its assets in this country (Orange Ivory Coast and CI Telcom) in its accounts at December 31, 2002, in the amount of €343 million, recorded as non operating expenses (€99 million in minority interests, reducing their value to zero). The impact on France Telecom's share of net income was approximately €244 million.

The value of France Telecom's international investments in telecommunications companies outside of Western Europe could be greatly affected by political, economic, and legal changes in the countries concerned. See "Item 3. Key Information — 3.3.1 Risks Relating to France Telecom's Business" for a description of these risks.

JTC (Jordan)

Within the review of the actual value of the goodwill at the end of the financial period 2002, a depreciation through the exceptional amortization of JTC (Jordan) was recorded for €131 million (€115 million for the group's share) reducing its value to €309 million (including current accounts) for the group share.

Deferred Taxes

See "Income Taxes" below.

Interest expense, net and exchange gains/(losses), net

Interest expense, net stood at €4,041 million in 2002 as compared to €3,847 million in 2001, an increase of €194 million. The increase in financial costs can be explained on the one hand by the increase in the average amount of the net consolidated debt and, on the other hand, by the increase in applicable interest rates: activation of the step-up clauses on the bonds and the deterioration in the terms on the €15 billion credit line following the deterioration in France Telecom's rating.

Net interest expense will be impacted in the future by the TDIRA issuance of €6.1 billion bearing capitalized interest at 7%. See "5.5 Recent Developments — Issue of perpetual bonds redeemable into shares (TDIRA)", and Note 30 in the Notes to the Consolidated Financial Statements. The impact of these financial charges is estimated at €354 million in 2003, €438 million in 2004 and €456 million in 2005.

Exchange gains/(losses), net in 2002 showed a book gain of €136 million (against a book loss of €337 million at December 31, 2001). This gain comes predominantly from the dollar exchange position. The exposure of France Telecom to the currency risk on the debt is presented in "Item II. Quantitative and Qualitative Disclosures about Market Risk — 11.2 Market, Interest Rate and Foreign Currency Risk Management — Foreign currency risk management".

France Telecom's net debt stood at €68,019 million at December 31, 2002, compared to €63,423 million at December 31, 2001 and €69,696 million at June 30, 2002. The calculation of net debt is in accordance with the definition and data calculation set forth in Note 12 in the Notes to the Consolidated Financial Statements. It includes €11,192 million in convertible or exchangeable bonds (€10,750 million at December 31, 2001).

The average maturity of the net debt decreased in 2002; it fell from 4.6 years at December 31, 2001 to approximately 4 years at December 31, 2002. This decrease in average maturity can be explained by the small amount of bonds issued in 2002 (€3.5 billion) for refinancing purposes. The rise in the weighted average annual cost of France Telecom's net outstanding debt from 5.82% to 5.90% between December 31, 2001 and December 31, 2002 is due to the application of step ups to a significant share of the debt (€24.6 billion) and by the increase in issue margins requested by bond investors. However, the increase in the average cost of the debt was limited to 8 basis points, partly due to the decrease in short term interest rates (the EURIBOR 3-month average fell from 4.26% in 2001 to 3.32% in 2002) and also to the fact that the step-ups had an impact spread out over time on specific bonds (the coupon increase is not prorated, but made after the payment of the current coupon).

The instantaneous weighted average interest rate of long term financial debts including bank loans and bonds, representing an average nominal interest rate of long term debt on a given date, increased from 5.29% at December 31, 2001 to 6.07% at December 31, 2002.

The reduction in interest rates led France Telecom to increase the share of its fixed-rate debt, after swaps, from 66% at December 31, 2001 to 72% at December 31, 2002.

It is France Telecom's policy not to engage in speculative derivative transactions. Since most derivatives are entered into to hedge business exposures, market risk in these instruments is largely offset by the risks created by the hedged items. See Note 16 in the Notes to the Consolidated Financial Statements for a discussion of derivative instruments. Information concerning risks related to financing of investments can be found in "Item 3. Key Information — 3.3.1 Risk Factors Relating to France Telecom's Business". Information concerning risks related to France Telecom's debt level can be found in "Item 3. Key Information — 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries".

See Note 17 to the Notes to the Consolidated Financial Statements for a discussion of derivative instruments and their fair value.

Equity in net income/(loss) of affiliates

At December 31, 2002, equity in net income of affiliates showed a loss of €367 million, compared to a loss of €890 million in 2001.

In comparison with the net income of equity affiliates at December 31, 2001, an increase of €523 million was reported, which is due primarily to the following developments:

Developments which had a positive impact on equity in net income/(loss of affiliates):

- MobilCom's equity value, which was reduced to zero at December 31, 2001, meant that no equity in net income was recorded since January 1, 2002, compared to a loss of €178 million recorded during 2001;

- Telecom Argentina's equity value, which was reduced to zero at December 21, 2001, after a total depreciation of the company's value, meant that no equity in net income was recorded since January 1, 2002, compared to a loss of € 178 million recorded during 2001;

- The share of income recorded for Eutelsat, accounted for using the equity method as of January 1, 2002, had a positive impact of €70 million;

- The deconsolidation of Technocom effective January 1, 2002, compared to a loss of €31 million recorded at December 31, 2001; and

- The sale of TPS to TF1 on May 6, 2002 had a positive impact of €25 million on net income of equity affiliates.

These developments were offset by the following companies' income, accounted for using the equity method:

- A noticeable reduction of the equity in net income of TP Group (TP SA and PTK Centertel in Poland) which was fully consolidated from April 1, 2002, whereas it had been accounted for using the equity method since October 1, 2000, resulting in a negative impact of €45 million;

- The equity in net loss of TA Orange (formerly BITCO) which can be explained by the growth of costs following its commercial launch during the first half of 2002, resulting in a negative impact of €22 million.

Other non-operating income/(expense), net

In 2002, before exceptional provisions and exceptional amortization, other non-operating income and expenses showed an overall loss of €886 million, compared to a gain of €3,476 million at December 31, 2001. This amount includes capital gains and losses from sales of assets, income from dilution, other provision movements, costs of the sale of receivables and dividends.

Capital gains and losses from the sale of assets

The main items included in this category in 2002 were the capital gains realized on the withdrawal from TDF for €486 million, the capital gains realized on the sale of Panafon for €274 million, the capital gains realized on the sale of France Telecom's holding in Télévision Par Satellite (TPS) for €177 million, the capital gains realized from the partial sale of Pramindo Ikat for €26 million, as well as the loss of €41 million from the July 2002 settlement of the off-balance sheet commitment on CCIC securities. Furthermore, income from dilution recorded for eresMas by Wanadoo totaled €35 million.

In 2001, sales of assets reflected capital gains of €1,068 million for the sale of the first part of the France Telecom's holdings in STMicroelectronics, €401 million for Sema Group plc and €181 million for Sprint Fon, net of exchange adjustments. The first phase of a sale of real estate assets by France Telecom resulted in capital gains of €705 million net of costs. In addition, other non-operating income and expenses also included, at December 31, 2001, income from dilution totaling €1,086 million related to Wanadoo's acquisition of Freeserve in the United Kingdom and QDQ Media in Spain. It also included the income from dilution in connection with the contribution of Infostrada to Wind for €934 million, as well as a profit of €482 million following the final valuation of Global One in the context of its merger with Equant.

Movements in other provisions

Other than capital gains, other non-operating income and expenses included allowances for provisions for certain foreign holdings. These relate to the reassessment of the useful value of these companies within the strategic review in progress (see "Item 4. Information on France Telecom — 4.2.1 "Ambition FT 2005" Plan") and, in 2002, related to:

- Uni2 for €192 million;

- Dutchtone for €212 million (€183 million for the group share);

- Connect Austria for €132 million (€114 million for the group share);

- Optimus for €30 million (€26 million for the group share);

- Telinvest securities for €61 million;

- GlobeCast securities for €45 million; and

- Novis and Clix securities for €45 million.

Furthermore, a provision for NTL and Morgan Stanley Dean Witter Capital Partners IV LLC current accounts (relating to the Noos transaction) for €285 million and a provision of €52 million relating to the expected loss on the sale of Casema securities were recorded in 2002. Sprint securities were depreciated by €39 million and a provision for Intelig was recorded in Brazil for a total of €145 million.

In 2001, other provision movements included a net write-back of €396 million of the reserve taken at December 31, 2000 for the Global One/Equant transaction, a provision of €134 million relating to TE.SA.M, and provisions relating to the realizable value of certain non-strategic foreign subsidiaries, including €141 million for Intelig.

Other

Finally, other non-operating income and expenses included, at the end of December 2002, the costs related to the debt and carry-back securitization operations for €62 million, costs for France Telecom SA

195

securities for a total of €60 million, as well as the costs of consolidating Equant for €48 million. An additional cost for the distribution of bonus Deutsche Telekom shares (price adjustment linked to the agreement for the sale of Deutsche Telekom shares held by France Telecom) resulted in a provision for €58 million.

Exceptional provisions

Other non-operating income and expenses also included, at December 31, 2002, exceptional provisions for €11,963 million, consisting of :

- €7,290 million for MobilCom;

- €1,641 million for an additional provision for NTL;

- €1,627 million relating to Wind (€1,404 million impacting on France Telecom's share of net income);

- €571 million for the commitment to buy back TP SA shares from Kulczyk Holding;

- €490 million (€423 million net for the group share) relating to restructuring costs within Orange, €252 million of which was related to the withdrawal from Sweden announced in December 2002; and

- €343 million (the impact on France Telecom's share of net income being €244 million) for the depreciation of assets in the Ivory Coast (CI Telcom and Orange Ivory Coast).

In 2001, exceptional provisions amounted to €9,380 million, including (i) €5,910 million in provisions for the depreciation of ordinary NTL shares, preferred shares, convertible bonds and miscellaneous costs, (ii) €2,077 million as a provision for risks and expenses related to Equant CVRs and (iii) €1,393 million (€1,260 million net for the France Telecom group share) related to the depreciation of MobilCom shares accounted for using the equity method.

Income taxes

France Telecom files a consolidated tax return for all French subsidiaries in which it holds 95% or more of the share capital. Following Orange's share offer and listing in February 2001, Orange SA and its French subsidiaries formed a separate consolidated tax regime as of 2002. Following Wanadoo's share offer and listing in July 2000, Wanadoo SA and its French subsidiaries formed a separate consolidated tax regime as of 2001.

The following table provides a tax breakdown for the consolidated tax regimes and for the other subsidiaries:

	Year ended December 31,	
	2002	2001
	(€ millions)	
Income/(Charge)		
France Telecom SA	(1,588)	3,861
Orange SA	(531)	(594)
Wanadoo SA	68	(26)
Other France Telecom Affiliates (France and abroad)	(448)	(309)
Total taxes for France Telecom	**(2,499)**	**2,932**

Corporate taxes for 2002 are calculated by applying an estimated effective year-end tax rate to income before taxes for 2002. In France, deferred taxes are calculated on the basis of the approved tax rate, i.e., 35.43% for 2002 and subsequent years.

The decline of France Telecom's share price in 2002, which is reflected as tax-deductible provisions, as well as the NTL and MobilCom risk, have led to a significant increase in losses that can be carried forward for tax purposes for the France Telecom consolidated tax group. As a result, the provisional deadline for recovering deferred tax assets has been postponed beyond the eight-year time frame used when the 2001 accounts were closed.

In this context, the application of the conservatism principle, which in accounting terms provides for the recognition of deferred tax assets, led the tax group of France Telecom SA to recording provisions on deferred tax assets generated during 2002 (€891 million) as well as recording €1,800 million in provisions on the amount of deferred taxes at December 31, 2001. Therefore, the net deferred tax charge of France Telecom's consolidated tax regime is €1,602 million after taking into consideration the tax related to dividends for 2002 (€198 million recorded for provision movements). The ability to commence a subsequent revival will be largely dependent on the implementation of the TOP program and the capital increase.

France Telecom believes that, on the basis of its budgets, strategic plans and financing plans reflecting the financial position at December 31, 2002, the deferred tax asset kept on the balance sheet for France Telecom and the companies of its consolidated tax regime may be recovered based on the existence of taxable profits expected for the next eight financial years on its activities as fixed line operator in France, activities that are historically profitable. Moreover, due to these results and to the tax mechanism for deferred amortization, the portion of the loss carry-forwards that cannot be carried forward indefinitely should be entirely used within the five-year legal limit. The remainder of the loss can be carried forward indefinitely.

In 2001, France Telecom and its consolidated tax group recorded a significant loss for tax purposes primarily resulting from the listing of Orange SA and the sale of France Telecom shares to SITA as part of the purchase of Equant. The tax loss generated a tax carry-back of €1,630 million and a loss carry-forward of €2,231 million.

In December 2001, France Telecom transferred to a credit agency the tax carry-back credit it held against the French Treasury, of which €1,111 million was in exchange for bonds which were cashed during the financial year 2002.

The following table analyzes the tax breakdown for France Telecom's consolidated tax group as follows:

	Year ended December 31,	
	2002	2001
	(€ millions)	
Income/(Charge)		
Carry-back	0	1,630
Other current taxes	14	(26)
Deferred taxes	1,089	3,007
Effect of depreciation and actualization of deferred taxes	(2,691)	(750)
Effective tax	**(1,588)**	**3,861**

France Telecom and its principal French subsidiaries were the subject of tax audits relating to the fiscal years 1998 and 1999. These audits are partially concluded and any adjustments relate for the

most part to discrepancies in tax bases. The companies in question have made their comments known. France Telecom is awaiting the final conclusion from the tax authorities.

Employee profit sharing

Under the law of July 26, 1996 and applicable French labor legislation, France Telecom has been subject to employee profit sharing requirements since January 1, 1997. The profit sharing agreement, signed with France Telecom's major labor unions, includes France Telecom's French subsidiaries whose capital is directly and indirectly owned at more than 50%.

The corresponding charge amounted to €148 million at December 31, 2002, compared to €131 million at December 31, 2001.

Income/(loss) before goodwill amortization

Before exceptional provisions and exceptional amortization, income before goodwill amortization decreased from €5,024 million at December 31, 2001 to €277 million at December 31, 2002. After non-recurring provisions, that amount was a loss of €13,006 million at December 31, 2002, compared to a loss of €2,492 million at 31 December 2001.

Goodwill amortization

In 2002, the recurring goodwill amortization charge amounted to €2,352 million, compared to €2,531 million at December 31, 2001, primarily due to the significant financial investments undertaken in connection with France Telecom's international expansion, especially during 2000. Amortization of this goodwill in 2002, in particular for Orange, including Orange plc for €1,133 million and Orange Communications SA in Switzerland for €129 million, Wind for €47 million, Bitco in Thailand for €17 million, Equant for €511 million, TP Group for €130 million and Freeserve for €97 million, is over a period of 20 years.

In preparing its accounts, France Telecom evaluated the current value of goodwill, defined as the highest value between the material and use values.

The degree of analysis with which France Telecom assesses the recoverable value of goodwill relating to its principal sub-groups is as follows:

- the recoverable value of Orange is assessed at the level of the segment resulting from the regrouping of the acquired wireless activities of Orange plc and those held previously by France Telecom;

- the recoverable value of Equant is assessed at the level of its sub-group in which the previously held activities in Global One have been integrated;

- the recoverable value of Wanadoo is assessed at the level of each of its two activities: the Internet activities (present notably in France, England and Spain) and Directory activities (present notably in France and Spain); and

- the recoverable value of TP Group is assessed at the level of its sub-group.

France Telecom estimates that this level of analysis reflects:

- the business and market characteristics similar in each of the entities under review (technology, trademark, customers, marketing);

- the sharing by these entities of common resources (tools, R&D, management, financing); and

- the strategic premiums accepted by France Telecom to acquire these activities in order to regroup them with those held previously within coherent sub-groups benefiting from increased development potential.

Given the short term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preference to the discounted cash flow method when assessing value in use. These are determined using economic assumptions and forecast operating conditions used by the management of France Telecom, as follows:

- the cash flows are those of business plans established between November 2002 and January 2003 issued from a process of strategic planning, over an appropriate time frame between 5 and 10 years,

- beyond this time frame, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity, and

- the discounting of these flows is performed using rates appropriate to the nature of these activities.

Within the context of the examination of the current value of goodwill realized during fiscal year 2002,

- the business plans confirm the hypothesis of moderated growth compared to 2001, and

- the perpetual growth rate and discount rate have been reviewed together with a spread, "discount rate less perpetual growth rate", which has increased compared to 2001 to reflect the changes in the economic conditions in the last six months of 2002 and a downward re-assessment of the long term growth hypothesis, with the special exception of Wanadoo directories due to the development of its online services.

		Fiscal Year 2002			Fiscal Year 2001		
	Time frame of business plan	Discount rate	Perpetual growth rate	Spread	Discount Rate	Perpetual growth rate	Spread
Orange	10 years	9.0	3.0	6.0	9.0	3.5	5.5
Equant	5 years	10.5	3.0	7.5	9.5	4.0	5.5
Wanadoo	10 years						
– Internet	10 years	12.5	4.5	8.0	10.0	5.0	5.0
– Directories	10 years (wireless)	9.0	3.5	5.5	8.0	3.0	5.0
TP Group	5 years (fixed line)	10.5	3.0	7.5	NA[1]	NA[1]	NA[1]

(1) Take-over and consolidation of TP SA in April 2002.

Realized cash flows resulting from the revision of business plans and the perpetual growth or discount rates remain higher than the consolidated accounting values of the sub-groups' activities with the exception of Equant for which a depreciation was recorded. See "Exceptional provisions and exceptional amortization", above.

At December 31, 2002, the excess of estimated value in use over carrying value and the sensitivity of value in use to a one point change in one point of the perpetual growth rate or discount rate respectively is as follows (France Telecom group share):

| | | Impact of a one point decrease/ increase in the | |
| | Excess of value in use over carrying value | Perpetual growth rate | Discount rate |
(in billions of Euros)			
Orange	12.4	-5.0/+7.1	+11.4/-8.2
Equant	0.0[(1)]	-0.1/+0.2	+0.2/-0.2
Wanadoo			
– Internet	5.0	-0.4/+0.5	+0.9/-0.7
– Directories	3.3	-0.3/+0.5	+0.8/-0.5
TP Group	0.3	-0.5/+0.6	+0.9/-0.7

(1) After depreciation.

At December 31, 2002, exceptional amortization of goodwill amounted to €5,378 million and bears on:

— Equant for an amount of €4,375 million (a net impact of €4,300 million on France Telecom's share), bringing its book value at closing to €1,570 million.

— Orange Communications SA (Switzerland) for an amount of €872 million, bringing its book value to €2,321 million following the revision of its business plan (10 year time frame, 3% perpetual growth rate, 9% discount rate) and taking into account the goodwill in France Telecom's consolidated accounts, which reflects a 100% valuation of Orange Communications SA on the basis of the buy-back of 42.5% of E.On's holdings in November 2000.

— JTC (Jordan) for an amount of €131 million (€115 million on France Telecom's share), bringing its book value at closing to €309 million.

See "Non-recurring provisions and exceptional amortization", above, for more detail.

Net income (loss)

Before exceptional provisions and exceptional amortization, France Telecom had a consolidated net loss of €2,075 million in 2002, and a loss of €20,736 million after non-recurring provisions.

5.7 Analysis by Segment — 2001 vs. 2000

France Telecom operates in the telecommunications business sector, separating its business into segments that it has identified using operational criteria such as growth potential of relevant markets, France Telecom's overall investment strategy and potential profitability. France Telecom has defined its four segments as follows: "Orange", "Wanadoo", "Fixed line, voice and data services — France" and "Fixed line, voice and data services — Outside France". France Telecom's segments are subject to change in the future depending on developments in its strategic choices. The information presented below is shown before inter-segment eliminations.

5.7.1 Orange

The "Orange" segment encompasses France Telecom's wireless activities in France, the United Kingdom (including Orange plc operations from the date it was acquired by France Telecom) and the rest

of the world, other than some wireless operations not integrated in this segment (i.e. MobiNil/ECMS in Egypt, Voxtel in Moldova and FTML Lebanon).

The following table sets forth the principal key figures for the activities of this segment for the years ending on December 31, 2000 and 2001 on a comparable and historical basis.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical
Revenues for GSM network	13,434	10,231	7,815	31.3	71.9
Revenues	15,087	12,059	9,025	25.1	67.2
Operating income before depreciation and amortization[1]	3,288	1,765	1,668	86.3	97.1
Operating income before depreciation and amortization/network revenues	24%	17%	21%		
Operating income	1,440	383	633	276.0	127.5
Investments in UMTS licenses	873	7,268	7,068		
Investments in tangible and intangible assets (other than UMTS licenses) ...	3,356	3,361	2,449	(0.1)	37.0

(1)   Operating income before depreciation and amortization and before amortization of provisions relating to early retirement.

On a historical basis, revenues for the Orange segment increased 67.2%, due mainly to the effect of the full consolidation of the U.K. wireless operator Orange plc as of September 1, 2000.

On a comparable basis, revenues increased 25.1% due to increases in all three Orange sub-segments. Revenues from "Orange France" increased nearly 21%, due mainly to a 25% increase in the number of customers (17.8 million at December 31, 2001). Revenues from "Orange UK" increased 27% in 2001, and the number of Orange UK customers increased by 26% to reach 12.4 million at December 31, 2001. Revenues from other operations, principally from wireless operations in Europe, increased as well, with strong revenue growth in Belgium, The Netherlands and Romania. Overall, revenues from "Orange outside France and the United Kingdom" increased 34.1% in 2001.

On a historical basis, operating income before depreciation and amortization for the Orange segment nearly doubled between 2000 and 2001. This strong growth resulted, in part, from the effect of the acquisition of Orange plc, consolidated for the last four months of 2000 and all of 2001, and also from increased profitability in France, where the margin of operating income before depreciation and amortization to network revenues increased from 31% to 35% in 2001. While the number of customers in France reached 3.5 million in 2001, total subscriber acquisition costs in France decreased 11% in 2001 due to a 13% decrease in subscriber acquisition costs per gross new connection over the same period. Unlike Orange SA's competitors, notably in France, Orange SA includes its subscriber acquisition costs in the operating costs of the period during which they are incurred.

This increase was also due to the improved profitability from the internal growth of Orange outside of France and the United Kingdom, notably Mobistar in Belgium and Orange Romania.

On a comparable basis, operating income before depreciation and amortization for the Orange segment increased more than 86%, or €1,523 million in 2001, while operating income before depreciation and amortization for Orange France increased approximately 43% and operating income before depreciation and amortization for Orange UK increased more than 68%. The segment's operating profitability increased by more than seven points and the margin of operating income before depreciation and amortization to network revenues increased from 17% in 2000 to 24% in 2001. The operating income

before depreciation and amortization margin for Orange France increased from 30% in 2000 to 35% in 2001, and that of Orange UK increased from 23% in 2000 to 28% in 2001.

Investments in tangible and intangible assets by Orange, other than UMTS licenses, increased 37% in 2001, notably due to effects of the acquisition of Orange plc, fully consolidated from September 1, 2000, and Orange Communications SA, fully consolidated from November 1, 2000. In France, purchases of tangible and intangible assets decreased by 26%, notably due to the decreasing rate of investments needed for the deployment of second generation sites.

Investments for UMTS licenses in 2001 included payments of €151 million in Belgium, €104 million in Denmark, and €619 million in France. In 2000, investments in UTMS licenses mainly concerned the acquisition of licenses in the United Kingdom for €6.6 billion and The Netherlands for €436 million.

5.7.2 Wanadoo

The "Wanadoo" segment includes Internet access services, portals, e-merchant sites, directories and business services (ASP).

The figures presented on a comparable basis for 2000 set forth in the following table include the activities of QDQ Media for nine months and Freeserve for ten months, for purposes of comparison with 2001 (QDQ Media was consolidated in the 2001 accounts from April 1, 2001 and Freeserve was consolidated from March 1, 2001).

The following table sets forth the key figures for the activity of the Wanadoo segment for the years ended December 31, 2000 and 2001, as well as the percentage changes between these periods.

	Year ended December 31,					
	2001	2000	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	restated historical[1]	historical	on a comparable basis (unaudited)	restated historical[1]
		(€ millions)			(% change)	
Revenues	1,563	1,210	1,111	745	29.2	40.7
Operating income before depreciation and amortization[2]	(64)	(123)	(66)	(118)	48.4	4.4
Operating income	(153)	(190)	(129)	(166)	19.3	(18.8)
Investments in tangible and intangible assets . . .	111	116	96	74	(4.7)	15.4

(1)   Restated historical data established by Wanadoo for 2000, calculated by consolidating Internet access activities in The Netherlands and Spain and the Internet yellow pages (Pages Jaunes) in France as of January 1, 2000. This restated historical data does not consolidate the activities of QDQ Media for nine months or Freeserve for 10 months in 2000, both of which are included in the data provided in the information presented on a comparable basis for 2000.

(2)   Operating income before depreciation and amortization and before amortization of provisions relating to early retirement.

In 2001, on a restated historical basis, Wanadoo revenues increased approximately 41%, as compared to 2000. This increase was mainly due to the rapid growth in Internet access services, resulting from (i) a strong increase in the number of customers (56% in one year, excluding Freeserve) and (ii) an increase in average monthly revenues per active subscriber, notably in France which increased 7%, due primarily to the expansion of high speed Internet access packages (ADSL and cable). At the same time, revenues from the "directories and business services" sub-segment increased 9% in 2001 compared to 2000, using a comparable scope of consolidation, due mainly to the growth in the number of new customers and an increase in the average revenue generated per advertiser, as well as to the growth in revenues from the Internet Pages Jaunes.

On a comparable basis, total revenues for Wanadoo increased 29.2% in 2001.

Operating income before depreciation and amortization for the Wanadoo segment increased slightly between 2000 and 2001, continuing the trend toward profitability, with a goal of achieving positive operating income before depreciation and amortization for the full-year 2002. Excluding Freeserve and QDQ Media, newly consolidated in 2001, which had a negative impact of approximately €92 million, operating income before depreciation and amortization for the Wanadoo segment was positive, at €29 million for 2001.

On a comparable basis, operating income before depreciation and amortization increased approximately 48%.

The "Directories and business services" sub-segment of Wanadoo continued to post positive operating income before depreciation and amortization, with €239 million in 2001 compared to €226 million in 2000. This increase of €13 million in 2001 occurred despite the impact of the consolidation as of April 1, 2001 of QDQ Media, currently unprofitable. In 2001, QDQ Media finished establishing service coverage for its targeted regions in Spain by offering promotional prices for advertisers for the new editions of its directories. As a result, the profitability of QDQ Media should improve, reinforcing its earnings and those of the Wanadoo segment as a whole. Excluding the effects of the consolidation of QDQ Media, growth in operating income before depreciation and amortization for the "directories and business services" sub-segment outpaced growth in revenues, due to efforts already undertaken to increase the profitability of these businesses.

Operating income before depreciation and amortization for the "Access services, portals and e-merchant" sub-segment remained negative in 2001, although in line with that of 2000 (negative operating income before depreciation and amortization of €290 million in 2001, compared to negative operating income before depreciation and amortization of €286 million in 2000). This stabilization occurred despite the consolidation of Freeserve, which generated negative operating income before depreciation and amortization, mainly due to costs connected with changes in its economic model, aimed at increasing the proportion of paying subscribers (the charges were incurred before revenues resulting from these new offers were realized, notably for increases in network capacity and for infrastructure related to billing and collection).

This stabilization of operating income before depreciation and amortization, excluding Freeserve, was mainly due to significant efforts made to improve profitability of other products, and in particular, to the strong growth in volume of Internet access services, especially in France.

Investments in tangible and intangible assets increased 15.4% in 2001, due to the consolidation of Freeserve and an increase in capitalized production for publishing. This increase was also due to investments required for strong growth in Internet activities, notably for servers and platforms for portals to match the increase in the number of users, as well as for Internet access, to adapt the information infrastructure to meet the needs of an increased customer base.

5.7.3 Fixed line, voice and data services — France

The "Fixed line, voice and data services — France" segment includes France Telecom's activities as a network operator for fixed line telephony and data transmission services, and as a provider of broadcasting and cable television services in France.

The following table sets forth the key figures of activity for this segment for the years ended December 31, 2000 and 2001, as well as the percentage changes between the periods.

	Year ended December 31,				
	2001	**2000**	**2000**	**2001/2000**	**2001/2000**
		on a comparable basis (unaudited) (€ millions)	**historical**	**on a comparable basis (unaudited) (% change)**	**historical**
Revenues[1]	23,231	23,663	20,793	(1.8)	11.7
Operating income before depreciation and amortization[2]	7,902	8,011	8,142	(1.4)	(2.9)
Operating income	4,247	4,284	4,401	(0.9)	(3.5)
Investments in tangible and intangible assets	2,718	2,363	2,363	15.0	15.0

(1) The contractual terms of licenses granted to wireless network operators in France were modified at the end of 2000 and now require fixed line operators to determine the cost of calls made from fixed line networks to wireless telephones. Therefore, as of January 1, 2001, revenues for France Telecom's fixed line telephony services reflect income from billing fixed line customers for calls made to wireless telephones. Costs of call termination, whereby France Telecom pays third-party wireless network operators to complete calls on their networks, are also included in the operating charges for the period.

(2) Operating income before depreciation and amortization and before amortization of provisions relating to early retirement.

On a comparable basis, revenues for this segment decreased by 1.8% in 2001. The increase in revenues from Internet access services and the development of corporate networks was more than offset by the impact of a decrease in prices for fixed line telephone services. The price decreases were mainly for (i) local calls, (ii) domestic and international long-distance calls, (iii) calls made to mobile phones, and (iv) interconnection services. Revenues were also negatively impacted by the growth in wireless services and the competition from competitors in the long-distance market. To a lesser extent, revenues for the second half of 2001 were negatively impacted by a noticeable slowdown of (i) the demand for high speed leased lines from third-party network operators and (ii) revenues from interconnection services.

On a historical basis, operating income before depreciation and amortization for Fixed line, voice and data services — France decreased 2.9% in 2001 due to:

- actions taken to stabilize France Telecom's market share of fixed line telephone communications in France, in particular increased activity of its sales network and a greater media presence; and

- the development of business services.

These factors were partially offset by gains in productivity achieved with respect to the telephone network.

On a comparable basis, operating income before depreciation and amortization for the segment decreased 1.4%. The margin of operating income before depreciation and amortization to revenues remained stable (34% in 2001 compared to 33.9% in 2000) despite the 1.8% decrease in revenues.

Investments in tangible and intangible assets increased approximately 15% in 2001, mainly due to investments to:

- develop sectoral and access networks in order to respond to the growth in demand for high speed Internet service and ADSL;

- expand data transmission networks;

- renovate traditional switching mechanisms;

- expand digital television; and

- provide tailored solutions for local networks and long-distance interconnection for large corporations.

5.7.4 Fixed line, voice and data services — Outside France

The "Fixed line, voice and data services — Outside France" segment includes France Telecom's activities as a network operator for fixed line telephony and data transmission services and as a provider of broadcasting and cable television services outside France, as well as wireless telephone activities that have not been contributed to Orange (MobiNil/ECMS in Egypt, Voxtel in Moldova and FTML in Lebanon).

Telecom Argentina, consolidated by proportional consolidation through December 21, 2001, is consolidated under the equity method as of that date. See "5.7.7 Net Income — exceptional provisions and exceptional amortization".

The effects of the proportional consolidation of Telecom Argentina for the year 2001 through December 21, 2001, are as follows:

- Revenue €1,792 million;

- Operating income before depreciation and amortization €641 million; and

- Operating income €178 million

The following table sets forth the key figures for the years ended December 31, 2000 and 2001, as well as the percentage change between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical
Revenues	7,382	6,988	5,936	5.6	24.4
Operating income before depreciation and amortization[1]	1,165	1,235	1,044	(5.7)	11.6
Operating income	(250)	(12)	(29)	n/a	n/a
Investments in tangible and intangible assets	1,906	2,690	2,339	(29.1)	(18.5)

[1] Operating income before depreciation and amortization and before amortization of provisions relating to early retirement.

On a comparable basis, revenues for the segment increased 5.6% in 2001 due mainly to the development of fixed line telephony services in Spain by Uni2.

On a historical basis, operating income before depreciation and amortization for the segment increased 11.6%, or €121 million, in 2001. This increase was due mainly to changes in the scope of consolidation, such as the level of proportional consolidation of ECMS in Egypt (which increased from 46.1% to 71.25%) and the full consolidation of Equant NV as of July 1, 2001.

The 32.4% growth in operating income before depreciation and amortization of wireless subsidiaries in this segment (€133 million) was partially offset by the 8.2% decrease (€75 million) in operating income before depreciation and amortization of fixed line subsidiaries, primarily attributable to Telecom Argentina. Other subsidiaries in the segment contributed positive operating income before depreciation and amortization, in particular Casema and Menatel.

205

On a comparable basis, operating income before depreciation and amortization for the Fixed line, voice and data services — Outside France segment decreased 5.7%.

Investments in tangible and intangible assets for the segment decreased 18.5% in fiscal year 2001. This decrease was due, in large part, to purchases made in 2000 for the deployment of infrastructure by France Telecom's subsidiaries for cable networks (Casema in The Netherlands) and fixed line networks (Uni2 in Spain), as well as to the decrease in investments by Telecom Argentina in 2001 as compared with 2000. These factors were partially offset by increases due to the impact of the consolidation of Equant and the expansion of France Telecom's international network. On a comparable basis, investments decreased approximately 29%.

Equant

Twelve-month figures presented on a comparable basis have been established for Equant for both 2000 and 2001 using the scope of consolidation in effect as of December 31, 2001, for purposes of comparing key figures for two full fiscal years.

The key figures discussed below were taken from Equant's published results and are presented in millions of US dollars.

On a twelve-month comparable basis, Equant's revenues increased 12.1% from 2000 to 2001.

On the same twelve-month comparable basis, operating income before depreciation and amortization (before charges linked to the shareholders' plan and exceptional costs consisting mostly of costs related to restructuring and integration) increased from negative $179 million in 2000 to negative $9 million in 2001, mainly due to an improvement in the structure of network costs and a significant decrease in marketing expenses as compared to revenues. Operating income before depreciation and amortization (before charges linked to the shareholders' plan and exceptional costs consisting mostly of costs related to restructuring and integration) was positive in the fourth quarter of 2001, six months after the merger between Equant and Global One.

5.7.5 Consolidated Sales of Services and Products

The following table sets forth information concerning France Telecom's consolidated revenues by product line and as a percentage of total consolidated revenues for the fiscal years ended December 31, 2000 and 2001. The amounts below show the revenues contributed by each product line to France Telecom's consolidated revenues.

	Year ended December 31,					
	2001		**2000**		**2000**	
			on a comparable basis (unaudited)		historical	
			(€ millions, except percentages)[1]			
Orange	**14,769**	**34.3%**	**11,680**	**29.5%**	**8,653**	**25.7%**
Of which:						
Revenues in France	6,549	15.2	5,431	13.7	5,335	15.8
Revenues outside France	8,220	19.1	6,249	15.8	3,318	9.9
Wanadoo	**1,461**	**3.4**	**1,153**	**2.9**	**1,054**	**3.1**
Of which:						
Revenues in France	1,245	2.9	994	2.5	994	3.0
Revenues outside France	216	0.5	159	0.4	60	0.2
Fixed line, voice and data services — France	**19,832**	**46.1**	**20,064**	**50.6**	**18,657**	**55.4**
Fixed line, voice and data services — Outside France	**6,964**	**16.2**	**6,762**	**17.1**	**5,310**	**15.8**
Total Revenues	**43,026**	**100.0%**	**39,659**	**100.0%**	**33,674**	**100.0%**
Of which:						
Revenues in France	27,626	64.2	26,489	66.8	24,986	74.2
Revenues outside France	15,400	35.8	13,170	33.2	8,688	25.8

(1)   As percentage of total revenues.

The percentage change data presented in the following tables in this discussion were calculated using non-rounded figures.

France Telecom's total consolidated revenues for 2001 increased 27.8% to €43.0 billion following a 23.7% increase in 2000 and a 10.5% increase in 1999. On a comparable basis, using the same scope of consolidation for the France Telecom group at December 31, 2001 as compared to 2000, revenues increased 8.5% in 2001.

The significant increase in consolidated revenues resulted from the rapid development of France Telecom's international activities, whose revenues increased 77.3% in 2001, after an increase of 149.7% in 2000. Revenues from activities outside France represented 35.8% of France Telecom's total revenues in 2001, compared to 25.8% in 2000.

At December 31, 2001, France Telecom had 91.7 million customers among its controlled subsidiaries, compared to 77.0 million customers at December 31, 2000, a 19.1% increase in one year.

5.7.5.1 Orange

(34.3% of 2001 consolidated revenues)

Revenues from this segment are the revenues contributed by Orange SA and derive from (i) monthly subscription charges and charges for wireless network use (including revenues from incoming traffic and

value-added services) and (ii) for Orange UK and certain subsidiaries of "Orange Rest of World", payments received from other wireless network operators for calls originating from their network and terminating on Orange SA's network. Other revenues are generated by (i) the sale of wireless handsets and accessories by group stores to retailers, distributors and direct customers of Orange SA; and (ii) the revenues generated by Orange SA's subsidiaries that operate fixed line networks or provide Orange SA Internet access and services, such as Orange Denmark in Denmark and Mobistar in Belgium.

The following table sets forth information concerning the wireless activities included within the Orange SA group for the years ended December 31, 2000 and 2001, as well as the percentage changes between these periods. The information presented below shows the revenues contributed by each sub-segment of Orange to France Telecom's consolidated revenues.

	Year ended December 31,				
	2001	**2000**	**2000**	**2001/2000**	**2001/2000**
		on a comparable basis (unaudited)	**historical (€ millions)**	**on a comparable basis (unaudited) (% change)**	**historical (% change)**
Revenues					
Orange France[1]	6,549	5,431	5,335	20.6	22.8
Orange U.K.	5,335	4,211	1,653	26.7	222.7
Orange Rest of World	2,885	2,038	1,665	41.6	73.3
Total	**14,769**	**11,680**	**8,653**	**26.4**	**70.7**

(1)   Includes revenues realized in overseas departments with Orange Caraïbe in the Antilles and Orange Réunion.

Orange contributed €14.8 billion to France Telecom's consolidated revenues in 2001, an increase of 70.7% compared to 2000. This increase was due mainly to the full-year consolidation of Orange plc, effective as of September 1, 2000. On a comparable basis, revenues from this product line increased 26.4% in 2001.

Orange France

Orange France includes revenues (after eliminations) from the wireless network operator in mainland France (formerly known as France Telecom Mobiles), which became Orange France in June 2001, and Orange Caraïbe (formerly known as France Caraïbe Mobiles), which operates a wireless network in certain French overseas departments. Since December 2000, Orange France also includes revenues from the wireless network operated by Orange Réunion, formerly known as France Telecom Mobiles La Réunion.

Orange France does not receive revenues from other French wireless operators for calls from their networks that terminate on Orange France's network, as in some other markets, such as the United Kingdom. In the same way, calls that originate on Orange France's network and terminate on other French wireless operators' networks do not give rise to payments from Orange France.

The following table presents the consolidated revenues from this product line for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
				(% change)	
Revenues (€ millions)	**6,549**	**5,431**	**5,335**	**20.6**	**22.8**
Number of customers (in thousands)	17,823	14,311	14,311	24.5	24.5
Of which:					
Contract customers (in thousands)(1)	9,445	7,875	7,875	19.9	19.9
Prepaid customers (in thousands)(1)	8,378	6,436	6,436	30.2	30.2
Average annual revenue per user (ARPU) (€)	392	426	426	(8.0)	(8.0)
Average monthly usage per user (AUPU) (in minutes)	138	147	147	(6.1)	(6.1)

(1) In September 2001, Orange France reclassified its 985,000 Compte Mobile Orange customers, who had previously been considered prepaid customers, as contract customers.

Orange France contributed €6.5 billion (after eliminations) to France Telecom's consolidated revenues in 2001, an increase of 22.8% compared to the previous year. This increase was primarily due to the 24.5% growth in the number of customers in 2001. Orange France remained the leader in the wireless telephony market, with a 48.2% market share at the end of 2001.

The rate of decrease in the average annual revenue per user (ARPU) slowed significantly in 2001, decreasing 8.0% in 2001 compared to 18.4% in 2000. This positive trend was due to a stabilization in the proportion of prepaid customers in the total customer base, which increased to 47% at December 31, 2001, compared to 45% one year earlier. In addition, the rate of decrease in the average annual revenue per prepaid customer also slowed, decreasing 2.2% in 2001 compared to a decrease of 27.2% in 2000. At the same time, the average annual revenue per contract customer decreased only 1.5% in 2001, compared with a 5.0% decrease in 2000. To a lesser extent, the average annual revenue per prepaid user and contract customer was affected by the 15% decrease in tariffs for calls from fixed line subscribers to Orange France's customers, effective as of February 6, 2001.

AUPU decreased 6.1% from 147 minutes in 2000 to 138 minutes in 2001. The decrease was due to the 12.1% decrease in average monthly usage per prepaid customer, partially offset by the 2.9% increase in average monthly usage per contract customer.

Orange United Kingdom

Orange UK includes revenues (after eliminations) from the digital wireless network Orange UK. Historically, the segment also included revenues from Hutchison Cellular Services, a wireless service provider in the United Kingdom, and Hutchison Paging, which operated a network of pagers. Hutchison Paging ceased operations in 2001 and Hutchison Cellular Services' customer base was sold in March 2001.

In the United Kingdom, Orange UK receives revenues from calls terminating on its network that originate on other UK networks and incurs charges for calls that originate on its network and terminate on other UK networks. The charges paid by Orange UK are included in "Costs of services and products sold".

The following table sets forth consolidated revenues contributed by Orange UK and operating data presented on a comparable basis for the years ended December 31, 2000 and 2001, as well as the percentage changes between these periods.

	Year ended December 31,				
	2001	**2000**	**2000**	**2001/2000**	**2001/2000**
		on a comparable basis (unaudited)	**historical**	**on a comparable basis (unaudited)**	**historical**
				(% change)	
Revenues (€ millions)	**5,335**	**4,211**	**1,653**	**26.7**	**222.7**
Number of customers (in thousands) . .	12,387	9,834	9,834	26.0	26.0
Of which:					
Contract customers (in thousands).	3,761	3,077	3,077	22.2	22.2
Prepaid customers (in thousands) . . .	8,626	6,757	6,757	27.7	27.7
Average annual revenue by user (in £)	245	280	—	(12.5)	—
Average monthly usage per user (in minutes)	138	159	—	(13.2)	—

Orange UK contributed €5.3 billion to France Telecom's total revenues in 2001. This represents a 222.7% increase compared to 2000, during which Orange UK's total revenues corresponded to the last four months of the year only, because Orange plc was only consolidated as of September 1, 2000 in France Telecom's accounts. On a comparable basis, revenues grew 26.7% in 2001, due mainly to the 26.0% increase in customers, to 12,387 thousand customers at December 31, 2001. Orange UK became the leader in the British wireless telephony market with approximately 28% market share (based on active customers). To a lesser extent, Orange UK's revenues benefited from a favorable exchange rate, as the average rate of exchange for the British pound to the euro increased 4.0% in 2001 compared to 2000.

The rate of decrease in average annual revenue per user slowed to 12.5% in 2001, compared to 26.3% in 2000, due mainly to a stabilization in the proportion of prepaid customers in the total number of users in 2001 (70% at December 31, 2001, compared to 69% at December 31, 2000). The decrease in the average annual revenue per prepaid customer also slowed in 2001, decreasing 4.0% in 2001 compared to 18.7% in 2000. At the same time, the annual average revenue per contract customer increased 3.6% in 2001, after an increase of 6.1% in 2000.

Average monthly usage per user decreased 13.2% from 159 minutes in 2000 to 138 minutes in 2001. The decrease was mainly due to the 16.2% decrease in average monthly usage per prepaid customer, partially offset by the 10.6% increase in average monthly usage per contract customer.

Orange Rest of World

Orange Rest of World includes revenues from wireless operations in Belgium, Denmark, The Netherlands, Switzerland, Romania, Slovakia, the Dominican Republic, the Ivory Coast, Botswana, Cameroon, and Madagascar.

The following table sets forth information concerning consolidated revenues contributed by Orange Rest of World and other information for the years ended December 31, 2000 and 2001, and the percentage changes between these periods.

	Year ended December 31,				
	2001	**2000**	**2000**	**2001/2000**	**2001/2000**
		on a comparable basis (unaudited)	**historical**	**on a comparable basis (unaudited)**	**historical**
				(% change)	
Revenues (€ millions)	**2,885**	**2,038**	**1,665**	**41.6**	**73.3**
Number of customers at period end (in thousands)	9,061	6,356	6,356	42.6	42.6

Revenues contributed by Orange Rest of World increased 73.3% in 2001. In part, this increase was due to the effect of changes in the scope of consolidation, in particular the full-year consolidation of Orange Communications SA (Switzerland) related to the acquisition of the Orange plc group as of September 1, 2000. On a comparable basis, revenues from Orange Rest of World increased 41.6% due almost entirely to activities in Europe, in particular due to strong revenue growth in Belgium, The Netherlands, Romania and Denmark.

5.7.5.2 Wanadoo

Revenues from this segment are the revenues contributed (after eliminations) by Wanadoo SA, divided between its two principal sub-segments. Revenues from the sub-segment "Access services, portals and e-commerce" include (i) revenues from Internet access for residential customers which vary depending on the number of subscribers, the prices for the packages offered and the mix of subscriptions for the packages, (ii) revenues from portals which include mainly advertising revenues which vary depending on the number of pages viewed, the amount of advertising space purchased and the length of time for which advertising space is purchased, and (iii) revenues from e-merchant services, which vary depending on the number of orders booked.

Revenues from the sub-segment "Directories and business services" include (i) revenues from advertising in both printed and electronic (Minitel and Internet) directories; (ii) revenues from website hosting and related services; and (iii) revenues from sales of lists and thematic directories used for direct marketing.

The following table sets forth information concerning consolidated revenues (after eliminations) contributed by the Wanadoo SA group for the years ending December 31, 2000 and 2001, as well as percentage changes between these periods. The data represents the contribution of Wanadoo's sub-segments to the consolidated revenues of France Telecom.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical
Revenues					
Access services, portals and e-merchant	618	385	310	60.5	99.4
Directories and business services	843	768	744	9.8	13.3
Total	**1,461**	**1,153**	**1,054**	**26.7**	**38.6**
Of which:					
Revenues in France	1,245	994	994	25.3	25.3
Revenues outside France	216	159	60	35.8	260.0
Number of active[1] Wanadoo users (in thousands)	6,067	N/A	2,440	N/A	148.5
Of which:					
Active users in France (in thousands)	3,001	N/A	1,830	N/A	63.9
Active users outside France (in thousands)	3,066	N/A	610	N/A	402.3
Portal audience of Wanadoo and Voila[2] (in millions of pages viewed)	1,288	N/A	528	N/A	143.9

(1)   Subscribers who connected at least once during the last 30 days (based on figures for December).

(2)   Number of pages viewed in December. Portals in France except for Kompass.fr and Ridingzone in December 2000. Includes U.K. portals in December 2001.

Access, portals and e-commerce

Access, portals and e-commerce revenues increased 99.4% in 2001, due mainly to the 100% increase in revenues from Internet access services, which increased from €238 million in 2000 to €476 million in 2001. This increase was due principally to the significant growth in the number of Wanadoo customers in France and internationally, which increased 148.5% to 6.1 million at December 31, 2001, compared to 2.4 million at December 31, 2000, an increase of 3.7 million customers. This increase was partially due to the consolidation, from March 1, 2001, of Freeserve in the United Kingdom, which had 2.2 million active customers at December 31, 2001. Excluding Freeserve, revenues from Internet access services increased 71.9%, due in part to the 56.6% increase in the number of active customers and, to a lesser extent, to an increase in the average monthly revenue per user in every country where Wanadoo offers service. Notably, in France, the average monthly revenue per user increased 7.3% in 2001, increasing from €12.4 per month in 2000 to €13.3 per month in 2001, due mainly to an increase in the number of higher paying subscriptions to high speed access.

Revenues from portals increased 105.4% to €105 million in 2001 from €51 million in 2000. Excluding Freeserve, revenues from portals increased 48.6%. The increase in number of pages viewed also remained strong, with 1,288 million pages viewed in December 2001 compared to 528 million viewed in December 2000, a 143.9% increase (92.0% excluding Freeserve).

Lastly, revenues from e-commerce activities totaled €37 million in 2001, compared to €21 million in 2000, an increase of 73.0%, due to the increase in the number of orders booked.

Directories and business services

Revenues from directories and business services increased 13.3% in 2001, due in part to the consolidation of QDQ Media (the publisher of directories in Spain) from April 1, 2001. On a comparable basis, revenues increased 9.8% in 2001 compared to 2000. The increase was mainly due to an increase in advertising revenues from printed directories and the rapid growth of the Internet *Pages Jaunes*. This increase was also due to the marketing of standard sites, including creating and hosting sites for corporate clients. Revenues from these business services increased 45% in 2001 compared to the previous year.

5.7.5.3 Fixed line, voice and data services — France

(46.1% of consolidated revenues for 2001)

Revenues from Fixed line, voice and data services — France are derived from (i) fixed line telephony, (ii) business networks, (iii) online services (other than from Wanadoo), (iv) broadcasting and cable television and (v) other revenues, which include equipment sales and rentals. The following table sets forth the revenues derived from this segment for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2001	**2000**	**2000**	**2001/2000**	**2001/2000**
		on a comparable basis (unaudited)	**historical**	**on a comparable basis (unaudited)**	**historical**
		(€ millions)		**(% change)**	
Fixed line telephony[1]	13,837	14,552	13,146	(4.9)	5.3
Business networks	2,684	2,427	2,427	10.6	10.6
Online services	932	788	787	18.3	18.4
Broadcasting and cable television	1,058	1,010	1,010	4.8	4.8
Other revenues	1,321	1,287	1,287	2.6	2.6
Total	**19,832**	**20,064**	**18,657**	**(1.2)**	**6.3**

(1) The contractual terms of licenses granted to wireless network operators in France were modified at the end of 2000 and now require fixed line operators to determine the cost of calls made from fixed line networks to wireless telephones. Therefore, as of January 1, 2001, revenues for France Telecom's fixed line telephony services reflect income from billing fixed line customers for calls made to wireless telephones. Costs of call termination, whereby France Telecom pays third party wireless network operators to complete calls on their networks, are included in the operating charges for the period.

On a comparable basis, taking into account the effect of the modification of the contractual terms of licenses awarded to wireless operators in France, as described above, revenues from Fixed line, voice and data services — France decreased 1.2% in 2001. The 10.6% increase in revenues from business networks and the 18.3% increase in revenues from online services nearly offset the 4.8% decrease in revenues, calculated on a comparable basis, of fixed line telephony on a comparable basis.

Fixed line telephony services

(32.2% of consolidated revenues for 2001)

Revenues from fixed line telephony services in France are derived from (i) subscription fees, (ii) local and long distance calling in France, (iii) international telephone services, (iv) payphones and calling card services and (v) interconnection fees.

The following table sets forth the revenues derived from each of the components of these operations for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
		(€ millions)		(% change)	
Subscription fees	5,621	5,158	5,158	9.0	9.0
Domestic calling[1]	5,290	6,542	5,208	(19.1)	1.6
International telephone services[1]	1,126	1,233	1,204	(8.7)	(6.5)
Payphones and calling card services[1]	629	664	640	(5.3)	(1.7)
Interconnection fees[1]	1,171	955	936	22.6	25.1
Total	**13,837**	**14,552**	**13,146**	**(4.9)**	**5.3**

(1) These product lines are affected by the modifications of the contractual terms of licenses awarded to wireless operators in France, as described above.

On a comparable basis, revenues from fixed line telephony services in France decreased 4.9% in 2001, due mainly to the impact of successive decreases in tariffs for domestic fixed line long distance and international calls made in the context of France Telecom's overall tariff reform. The full-year effect of these tariff decreases which were established during 2000 was partially offset by the increase in subscription fees, which occurred in mid-October 2000. Revenues also decreased due to the impact of increased competition from other operators in the long distance market.

Subscription fees

Revenues from subscription fees include initial connection fees, monthly subscription charges and subscriptions to additional services. Subscription options offered and the related monthly charges differ by customer group (residential, small business and large business) and within each customer group by the services selected. Revenues from subscription fees depend on the total number of subscribed lines, the mix of standard (analog) lines and Numeris (ISDN) channels, and the charges for the various services.

The following table represents total revenues from subscription fees and the number of fixed lines for the years ending December 31, 2000 and 2001 as well as the percentage change between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
				(% change)	
Total subscription revenues (€ millions)	**5,621**	**5,158**	**5,158**	**9.0**	**9.0**
Number of telephone access lines (in millions)[1][2]	34.2	34.1	34.1	0.1	0.1
Number of Numeris (ISDN) channels (in millions)[2]	4.7	4.3	4.3	9.7	9.7
Number of subscriptions at rate offers (in millions)[2]	9.3	7.2	7.2	29.9	29.9

(1) Includes standard (analog) lines and Numeris (ISDN) channels, each of which is counted as one line.
(2) At the end of the period.

214

The increase in revenues from subscription fees was due primarily to the increases in October 2000 of monthly subscription charges as part of France Telecom's overall fixed line telephony tariff reform. As of October 14, 2000, the monthly residential subscription charge was increased by €0.75 to reach €12.55, tax included. On the same date, the monthly Contrat Professionnel subscription charge, France Telecom's basic business subscription rate, increased by €1.22 to reach €12.65, excluding tax, and the monthly subscription charge for the Contrat Professionnel Présence and Numeris lines increased by €1.21 to reach €16.30, excluding tax.

To a lesser extent, the increase in subscription revenues was due to the growth in 2001 of "All-Inclusive" packages, which were introduced in November 2000. The number of subscriptions to these packages, which entitle subscribers to a set number of local calling hours, Internet access and complementary services at a fixed price, increased to 2.3 million at December 31, 2001, compared to 76,000 at December 31, 2000. In total, including subscriptions to specialized subscription packages such as Primaliste, Avantage and Modulance, which entitle subscribers to reduced calling rates in return for additional subscription fees, the number of subscribers who benefited from specialized, reduced tariff packages increased 29.9%, from 7.2 million subscribers at December 31, 2000 to 9.3 million subscribers at December 31, 2001.

The number of Numeris channels continued to increase, increasing 9.7% to approximately 420,000 channels at December 31, 2001, whereas the total number of telephone lines remained stable at a total of 34.1 million lines at December 31, 2001.

Domestic calling

Revenues from domestic calling are derived primarily from local calls and long distance calls within France made from fixed telephone lines. From January 1, 2001, revenues from domestic calling include fixed line-to-wireless calls made from fixed telephone lines to third-party wireless operators. At the same time, costs of terminating a call, which France Telecom pays to these third-party wireless operators for carrying calls on their networks, are recorded as operating expense for the period. Regarding fixed line-to-wireless calls made to France Telecom's wireless networks in France, their inclusion under the Orange France product line remains unchanged. Revenues from domestic calling depend on (i) the total number of calls made, (ii) the mix between local calls, long distance calls, and higher priced calls to third party wireless network operators, (iii) call duration and (iv) applicable rates.

Revenues from domestic calling also include revenues from other services such as (i) calls to shared cost numbers (Numeros Accueil), (ii) directory assistance services, (iii) operator-assisted services and (iv) Internet access traffic other than via Wanadoo and excluding interconnection traffic for third-party Internet access providers. Revenues from such other services represented 12% of total domestic calling revenues in 2001.

The following table sets forth information concerning total domestic calling revenues and traffic for the years ended December 31, 2000 and 2001 and the percentage change between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited) (% change)	historical
Total domestic calling revenues (€ millions)	5,290	6,542	5,208	(19.1)	1.6
Total domestic traffic (in billions of minutes)[1]	111.9	116.3	116.3	(3.8)	(3.8)

(1)   Based on France Telecom's estimates.

On a comparable basis, domestic calling revenues decreased 19.1% in 2001 compared to the previous year. More than half of this decrease in domestic calling revenues was due to the impact of decreases in calling rates. As a result of decreases in calling rates that occurred in April and October 2000, average revenue per minute from domestic long distance calls for 2001 decreased approximately 14% compared to 2000. At the same time, average revenue per minute for local calls was affected by the full-year effect of the 5.8% decrease in local calling rates, effective as of December 5, 2000. In addition, rates for calls made to wireless networks have decreased 15% since February 6, 2001. The impact of these decreases was compounded by the additional discounts available under France Telecom's "All-Inclusive" subscription packages, which include flat-rate calling plans and for which revenues are reported under "subscription fees", described above.

The remainder of the decrease in domestic calling revenues for 2001 was due to the decrease in traditional voice telephony traffic resulting from the rapid development of wireless services and competition from other fixed line operators, both in the long distance market and in calls made to wireless telephones. Traffic for local telephone calls decreased 8.4% in 2001 compared to 2000, while traffic for domestic long distance calls decreased 13.7% in 2001. Traffic to wireless telephones, which was affected by the advent of competition for this type of communication as of November 1, 2000, increased slightly by 3.8% in 2001, after an increase of 29.7% in 2000.

International telephone services

International telephone services consist principally of international telephone calling to and from France and French overseas departments and territories. Revenues from international telephone services depend on (i) the volume, duration and destination of outgoing calls made and the applicable rates and (ii) the volume and duration of incoming calls and the rates France Telecom charges foreign operators for carrying such calls on France Telecom's network.

The following table sets forth information concerning international outgoing and incoming traffic volumes and revenues for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited) (% change)	historical
Outgoing international traffic:					
Revenues (€ millions)[1]	630	712	712	(11.5)	(11.5)
Outgoing traffic (in billions of minutes)[2][4]	2.9	3.0	3.0	(4.3)	(4.3)
Incoming international traffic:					
Revenues (€ millions)[3]	496	521	492	(4.8)	0.8
Incoming traffic (in billions of minutes)[4]	3.9	3.9	3.9	(0.7)	(0.7)
Total revenues (€ millions)[3]	**1,126**	**1,233**	**1,204**	**(8.7)**	**(6.5)**

---

(1)   Includes revenues from France Telecom's fixed line subscribers (excluding payphones and calling card revenues). These amounts show gross revenues before settlement payments to foreign operators to complete outgoing international calls once they leave France Telecom's network. Such payments are shown as a cost under "Costs of services and products sold (excluding depreciation and amortization)" in the statement of income.

(2)   Number of minutes is based on France Telecom's estimates and includes only outgoing traffic related to fixed line telephony services and excludes traffic from payphones and calling cards.

(3)   This heading has been affected by the modification of the contractual terms of licenses awarded to wireless network operators in France as of January 1, 2001.

(4)   Based on France Telecom's estimates.

The 11.5% decrease in total revenues from outgoing international traffic for 2001 was due mainly to the successive decreases in its international calling rates in 2000 and, to a lesser extent, in 2001. Overall, average revenues per minute for international calls decreased approximately 8% in 2001 compared to the previous year. The decrease in total revenues also resulted from the 4.3% decrease in outgoing international traffic volume in 2001 compared to 2000, itself due mainly to increased competition from third-party fixed line operators.

On a comparable basis, revenues from incoming international traffic decreased 4.8% in 2001 compared to 2000. The effect of the decrease of approximately 21% on the average fees for incoming calls charged to foreign operators by France Telecom was partially offset by (i) an increase in France Telecom's share of incoming international calls to wireless telephones and (ii) the growth of traffic transit services.

Payphones and calling card services

Revenues from payphones and calling card services are derived principally from (i) sales of Telecartes (France Telecom's prepaid calling cards used in payphones) and Tickets de telephone (prepaid calling cards used for calls from any telephone), (ii) calls made with Cartes France Telecom (France Telecom's subscriber calling card), and (iii) calls placed from payphones using bank-issued credit cards and coins. Revenues derived from these activities depend mainly on the number and price of Telecartes and Tickets de telephone sold and the volume of use of Cartes France Telecom and bank-issued credit cards.

The following table sets forth information concerning payphones and calling cards for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited) (% change)	historical
Total payphone and calling card revenues (€ millions)	629	664	640	(5.3)	(1.7)
Payphones at period-end (in thousands)[1]	214	230	230	(7.0)	(7.0)
Total traffic (in billions of minutes)	3.3	3.8	3.8	(14.9)	(14.9)
Number of Telecartes sold (in millions) . .	54.7	57.2	57.2	(4.4)	(4.4)
Number of Cartes France Telecom sold at period-end (in millions)[1]	2.8	2.9	2.9	(3.4)	(3.4)
Number of Tickets de Telephone sold (in millions)	10.9	5.2	5.2	109.6	109.6

(1) At the end of the period.

On a comparable basis, revenues from payphones and calling card services decreased 5.3% in 2001 compared to 2000. These services were particularly affected by the continued growth in wireless telephony services. The 14.9% decrease in traffic volume in 2001 was partially offset by the approximately 10% increase in average revenues per minute partly resulting from an increased share of calls to wireless telephones and international calls, which have higher tariffs than other types of calls, while France Telecom's share of local calls steadily decreased in 2001.

Interconnection fees

Interconnection fees are paid by other domestic operators of fixed line and wireless networks to France Telecom for use of France Telecom's network. The fees include revenues from (i) interconnection traffic from third-party operators that is routed onto and terminated on France Telecom's fixed networks, (ii) interconnection traffic leaving France Telecom's network to be routed onto third-party fixed line

networks (which corresponds to traffic generated when a subscriber has chosen another domestic long distance carrier), (iii) interconnection traffic to third-party Internet access providers (i.e. other than Wanadoo) pursuant to specific agreements reached on the basis of France Telecom's interconnection catalogue, and (iv) lease payments from other domestic operators for hook-ups to France Telecom's network.

Incoming interconnection traffic is traffic being routed onto France Telecom's network and is mainly comprised of (i) direct-to-subscriber traffic directly from the subscriber switch, (ii) one-way traffic when the point of entry of the call is within the same transit area of the person being called, and (iii) two-way traffic when the point of entry of the call is outside the transit area of the person being called. The interconnection rate for direct access to the subscriber's switch is the lowest and the interconnection rate for two-way traffic is the highest.

The following table sets forth information concerning interconnection fees and total traffic generated by the interconnection of other domestic operators for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2001	**2000**	**2000**	**2001/2000**	**2001/2000**
		on a comparable basis (unaudited)	**historical**	**on a comparable basis (unaudited)**	**historical**
				(% change)	
Total interconnection revenues (€ millions) ..	1,171	955	936	22.6	25.1
Total traffic (in billions of minutes)[1]	57.8	35.8	35.8	61.7	61.7

(1)   Includes incoming interconnection traffic onto France Telecom's network and traffic to Internet access providers using interconnection services.

On a comparable basis, interconnection revenues increased 22.6% due mainly to the rapid growth in Internet access traffic via third-party Internet service providers (i.e. other than Wanadoo), which represented approximately two-thirds of the total growth in interconnection traffic in 2001. The growth in revenues from interconnection fees was also due to a 45% increase in interconnection traffic volume resulting from selection of carriers and to an increase in interconnection traffic routed onto France Telecom's network from third-party fixed line and wireless operators, which rose 26% in 2001. The impact of these increases in traffic volume was partially offset (i) by the unfavorable evolution of the product mix, with lower average revenue per minute for Internet access and pre-selection of third-party fixed line network operator than for call termination and (ii) by the decrease in interconnection rates of approximately 7.6% for telephone traffic and 7.7% for Internet traffic, as of January 1, 2001.

Business networks

(6.2% of consolidated revenues for 2001)

Revenues from business networks are derived from leased lines and data transmission services. Subscribers to France Telecom's leased line services pay an initial connection fee based on the type of line leased (analog or digital) and, thereafter, monthly subscription charges based on the type, length and capacity of the line and the duration of the lease. Revenues derived from leased lines depend on the total number of lines leased, their capacity and average length and the applicable subscription charges.

Revenues from data transmission services derive from subscription charges paid by customers for data network services and rates paid for actual usage. Revenues depend on the cost and mix of services subscribed to, rate levels and the mix of transmission volume, duration and destination.

The following table sets forth information concerning France Telecom's business networks business for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
				(% change)	
Data transmission services (€ millions)	1,395	1,172	1,172	19.0	19.0
Leased lines (€ millions)	1,289	1,255	1,255	2.7	2.7
Total revenues (€ millions)	**2,684**	**2,427**	**2,427**	**10.6**	**10.6**
Total access to data networks (in thousands)(1)	136.6	132.6	132.6	3.0	3.0
Total access to the Internet and Intranet (in thousands)(1)	62.6	44.7	44.7	40.1	40.1
Access connection capacity (in Gigabyte/s)(1)	18.6	11.7	11.7	58.6	58.6
Number of leased lines (in thousands)(1)	317.7	313.2	313.2	1.4	1.4
Total capacity of digital leased lines (in Gigabyte/s)(1)	351.5	197.6	197.6	77.9	77.9
Number of business websites with high speed lines (in thousands)(1)(2)	115.0	65.0	65.0	75.0	75.0

(1) At the end of the period.
(2) Number of business websites with XDSL access, fiber optic access, or access on a 2 Megabyte(s) leased line.

Data transmission services

Revenues from data transmission services increased 19.0% in 2001, due primarily to the significant growth in development of Internet and Intranet services, which increased 63% in 2001, accounting for 45% of total revenues from data transmission services. At the same time, revenues for Frame Relay increased 28% in 2001, continuing the trend of recent years. These increases were partially offset by the underlying 16% decrease in traditional data transmission services, primarily from the X.25 standard packet switching.

Leased lines

Revenues from leased lines benefited from the rapid growth in high speed business websites, which reached 115,000 by December 31, 2001, an annual increase of 75.0%. This increase was largely offset by (i) the impact of rate reductions of up to 15% for some high capacity digital leased lines as of January 1, 2001 and (ii) the decrease in the number of analog lines and low capacity digital leased lines. Revenues in 2001 were marked by a reduction in demand for leased lines by third-party network operators, while the demand by business customers increased less than in 2000, due mainly to a shift in demand to data transmission services.

Online services

(2.2% of consolidated revenues for 2001)

Revenues from online services derive from (i) the number of calls to the online services Teletel and Audiotel, the length of these calls, the services called and the applicable rates, (ii) the number, duration, and price of local Internet access calls when they are billed to Wanadoo subscribers or when they are subject to particular agreements with other access providers, and (iii) revenues generated by high speed Internet access via ADSL when service is not billed to subscribers directly by Wanadoo, including initial start-up charges, monthly fees and additional fees. Revenues for online services also include certain website design and site hosting services, recorded under the heading "Other online services". Revenues from Teletel and Audiotel are shown after deduction of the amounts passed through by France Telecom to Teletel and Audiotel for services provided.

The following table sets forth information concerning online services provided by France Telecom for the years ended December 31, 2000 and 2001, and the percentage changes between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
					(% change)
Teletel, Audiotel and Internet access (€ millions)[1]	861	717	720	20.1	19.6
Other online services (€ millions)	71	71	67	0.0	6.0
Total revenues (€ millions)	932	788	787	18.3	18.4
Traffic (in billions of minutes)[2]	22.2	16.6	16.6	33.5	33.5
Number of residential ADSL subscribers (in thousands)[3]	408	68	68	504.7	504.7

(1) Audiotel includes electronic services accessible by telephone such as home banking and weather forecasts.

(2) According to France Telecom's estimates. Includes traffic from Teletel, online directories, Audiotel and Internet access from Wanadoo.

(3) Including ADSL subscribers billed directly by Wanadoo Interactive.

Teletel, Audiotel and Internet access

On a comparable basis, revenues from Teletel, Audiotel and Internet access increased 20.1%, due to the growth in Internet access. Approximately two-thirds of this growth resulted from the increase in revenues from local calls by France Telecom fixed line subscribers to competing Internet access providers when the traffic is billed under specific agreements with third-party Internet access providers. The growth was also due to the increase in Internet access via ADSL, for which the number of clients (including those billed directly by Wanadoo Interactive) grew six-fold, increasing from 68,000 at December 31, 2000 to 408,000 at December 31, 2001. At the same time, revenues from Internet access via Wanadoo Classique decreased 10.2% due to the success of the Wanadoo Intégrales offers, which bundle Internet access with call time, the revenues of which are included under "Wanadoo — access, portals and e-merchants". Overall, Internet access represented 47% of Teletel, Audiotel and Internet access revenues in 2001, compared to 36% in 2000.

Revenues from traditional online services (Teletel, Audiotel, Electronic Directory) decreased 5.1% in 2001 compared to 2000. Revenues for Teletel and Electronic Directory decreased 17.0%, while revenues for Audiotel increased 12.2%, in 2001.

Other online services

Revenues from other online services, which include website design and site hosting, increased 6.0% in 2001.

Broadcasting and cable television services in France

(2.5% of consolidated revenues for 2001)

The following table sets forth information concerning broadcasting and cable television services for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited) (% change)	historical (% change)
Broadcasting and audiovisual transmission services in France (€ millions)	886	846	846	4.7	4.7
Cable television services in France (€ millions)	172	164	164	4.9	4.9
Total Revenues (€ millions)	**1,058**	**1,010**	**1,010**	**4.8**	**4.8**
Number of cable subscribers at period end (in thousands)	824	769	769	7.2	7.2

Broadcasting and audiovisual transmission services

Revenues from broadcasting and audiovisual transmission increased 4.7% in 2001. Approximately half of this increase was due to the signing of new broadcasting contracts, in particular for satellite broadcasting. The increase was also due to the growth in public broadcasting services, in particular the expansion of activities for Disneyland Paris. To a lesser extent, the increase resulted from telecommunications services, due to the introduction of wireless operators' relay on the infrastructure of TDF. See "Item 4. Information on France Telecom — 4.5 Divestitures — Withdrawal from TDF".

Cable television

The 4.9% increase in revenues from cable television services in 2001 resulted from the growth of revenues from France Telecom's direct services to subscribers, which increased 13.6%. This increase was due to the positive effects of (i) the transfer of subscriptions from analog services to more profitable digital packages and (ii) a 7.2% increase in the number of subscribers, which rose from 769,000 at December 31, 2000 to 824,000 at December 31, 2001. This increase was partially offset by the decrease in revenues from operator infrastructure activities.

Other revenues

(3.1% of consolidated revenues for 2001)

Other revenues includes (i) equipment sales, (ii) equipment rentals and maintenance, and (iii) other revenues. The latter includes revenues from (i) maritime radio services, (ii) network engineering services and (iii) telex and telegraph services.

The following table sets forth information concerning other revenues for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
				(% change)	
Equipment sales	387	364	364	6.3	6.3
Equipment rentals and maintenance . . .	514	550	550	(6.5)	(6.5)
Other revenues	420	373	373	12.6	12.6
Total	**1,321**	**1,287**	**1,287**	**2.6**	**2.6**

Equipment sales

Revenues from equipment sales increased 6.3% in 2001 compared to 2000. Revenues from sales of equipment to professional clients and businesses (facsimile machines, automated switches for businesses, videoconference and office equipment), which represented nearly three-quarters of the total revenues for equipment sales, increased 5.8% in 2001. At the same time, equipment sales for public and residential use increased 7.8%. A total of 877,000 telephones were sold for residential use in 2001, representing an increase of 8.7% compared to the previous year.

Equipment rentals and maintenance

Revenues from equipment rentals and maintenance decreased 6.5% in 2001 due to the decreasing trend in telephone and Minitel (telematic equipment) rentals and maintenance. Revenues from rentals and maintenance of telephones and Minitels represented nearly two-thirds of equipment rentals and maintenance revenues.

Other revenues

Other revenues increased 12.6% in 2001 due to (i) the increase in revenues from engineering services for businesses, which increased 26.5% and (ii) the growth in revenues from satellite telecommunications services, which increased 5.2% in 2001.

5.7.5.4 Fixed line, voice and data services — Outside France

(16.2% of consolidated revenues for 2001)

The "Fixed line, voice and data services — Outside France" segment includes the activities of France Telecom's subsidiaries outside France which are not included in the Orange SA and Wanadoo SA groups, French subsidiaries which are holding companies for non-French investments and French subsidiaries that have ongoing, established activities outside France.

The following table sets forth information concerning Fixed line, voice and data services — Outside France activities for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,		
	2001	2000	2001/2000
	(€ millions)		(% change)
Fixed line telephony	2,574	2,377	8.3
International data transmission services	2,154	976	120.7
Other wireless services	1,430	1,245	14.9
Broadcasting and audiovisual transmission services	216	193	11.9
Cable television	186	156	19.2
Other revenues	404	363	11.3
Total	**6,964**	**5,310**	**31.1**

Revenues from Fixed line, voice and data services — Outside France increased 31.1% in 2001 compared to 2000. This increase is mainly due to variations in consolidation, in particular the consolidation of Equant, since July 1, 2001. On a comparable basis, revenues for this segment increased 3.0% due mainly to revenues from fixed line telephony services and from Equant, which are included in international data transmissions services.

Fixed line telephony services

Revenues from fixed line telephony services outside France increased 8.3% in 2001. On a comparable basis, revenues increased 7.3%, due mainly to growth in activities in Spain with Uni2, which realized both a continued increase in the number of subscribers as well as an increase in revenues per user in 2001. At the same time, revenues from Telecom Argentina, which represented approximately half of the revenues of fixed line telephony services outside France, decreased 0.9% on a comparable basis. At December 31, 2001, the total number of fixed telephone lines outside of France held by companies in which France Telecom exercises control reached 5.9 million, an increase of 14.8% from the 5.1 million fixed telephone lines held at December 31, 2000.

International data transmission services

Revenues from international data transmission services increased 120.7% in 2001, mainly due to the contribution of Equant, fully consolidated since July 1, 2001. Formed from the merger of Global One and Equant, Equant focuses its activities on business data and IP services for multinational corporations and represented nearly all the revenues from international data transmission services for 2001. On a twelve-month comparable basis, revenues from Equant increased 12.1% in 2001 compared to 2000.

Wireless telephony

Revenues from wireless operations outside France (and outside of the Orange group) increased 14.9% in 2001. Growth in activities in Egypt, Jordan and Lebanon more than compensated for the 4.0% decline in revenues in Argentina. The number of wireless subscribers outside France (and outside the Orange group) for companies controlled by France Telecom increased 52.4%, from 2.6 million at December 31, 2000 to 3.9 million at December 31, 2001.

Broadcasting and audiovisual transmission services

Revenues from broadcasting and audiovisual transmission services increased 11.9% due to acquisitions which occurred in Finland, Spain and Estonia during the second half of 2001. Excluding the

223

effect of these acquisitions, the significant growth in European activity (outside of France) almost completely compensated for the decrease in operations in the United States.

Cable television

Revenues from cable television services outside France, which reflect the activities of Casema BV increased 19.2% in 2001. The increase was partly attributable to the increase in the number of cable television subscribers outside France, which increased 1.7% to 1.4 million at December 31, 2001 from 1.3 million at December 31, 2000. The increase was also due to growth in more profitable Internet access services, for which the number of subscribers increased 68.9%, from 54,000 subscribers at December 31, 2000 to 91,000 subscribers at December 31, 2001.

Other products

Other products outside France consist mainly of engineering services and network operation outside France, the installation and maintenance of undersea cable connections, and equipment sales and rentals. On a comparable basis, revenues in 2001 were stable as compared to 2000. The growth in sales and installation of trading rooms and the increase in installation and maintenance of undersea cable connections compensated for the decrease in revenues from network engineering services.

5.7.6 Consolidated Operating Costs and Expenses

The following table sets forth information concerning France Telecom's total operating costs and expenses broken down by major components and expressed as a percentage of consolidated net revenues for each of the years ended December 31, 2000 and 2001.

	Year ended December 31,					
	2001		2000		2000	
			on a comparable basis (unaudited)		historical	
	(€ millions, except percentages)[1]					
Revenues	43,026	100.0%	39,659	100.0%	33,674	100.0%
Costs of services and products sold	17,619	40.9%	16,794	42.3%	12,733	37.8%
Selling, general and administrative expenses	12,520	29.1%	11,541	29.1%	9,685	28.8%
Research and development expenses	567	1.3%	427	1.1%	449	1.3%
Total operating costs and expenses before depreciation and amortization	**30,706**	**71.4%**	**28,762**	**72.5%**	**22,867**	**67.9%**
Depreciation and amortization (excluding goodwill)	6,910	16.1%	6,316	15.9%	5,726	17.0%
Amortization of provisions under the early retirement plan	210	0.5%	223	0.6%	225	0.7%
Total	**37,826**	**87.9%**	**35,301**	**89.0%**	**28,818**	**85.6%**

(1)   As percentage of consolidated net revenues.

Total operating costs and expenses before depreciation and amortization and amortization of provisions for early retirement of personnel due to a change in France Telecom's actuarial assumption expressed as a percentage of revenues, increased 3.5 points in 2001, of which 1.3 points, or €1,433 million, were directly related to the changes in treatment of calls made from fixed lines in France to wireless networks, effective from January 1, 2001. The cost of calls made by customers from fixed lines to wireless networks are determined by fixed line telephone operators, therefore, France Telecom reported as revenue calls made by fixed line customers to wireless networks. France Telecom recorded the amount it pays to third-party wireless operators for transporting calls on their networks as operating expense.

Within a context of strong growth, the evolution of operating costs and their structure reflects France Telecom's strategy of focusing on:

- a balance between acquiring new customers and improving operational profitability;

- sales and marketing;

- improving the network's productivity; and

- redeployment of personnel within France Telecom's strategic growth areas.

On a comparable basis, operating costs and expenses (before depreciation and amortization and amortization of provisions for early retirement of personnel due to a change in France Telecom's actuarial assumption) increased 6.8% in 2001, compared to an 8.5% increase in revenues over the same period. Including depreciation and amortization and amortization of provisions for early retirement of personnel due to a change in France Telecom's actuarial assumption, this increase was 7.1%. Total operating costs as a percentage of revenue decreased from 89.0% at December 31, 2000 to 87.9% in 2001, on a comparable basis.

Excluding external purchases, the two main components of operating costs and expenses were personnel costs (€9,482 million in 2001 compared to €8,399 million in 2000), and depreciation and amortization, excluding goodwill (€6,910 million in 2001 compared to €5,726 million in 2000).

Nearly 46% of France Telecom's personnel costs were included in Costs of services and products sold, with the balance included in Selling, general and administrative expenses and Research and development expenses, except for expenses that were capitalized on the balance sheet. For a description of personnel costs taken as a whole, see "Personnel expenses", below.

Costs of services and products sold (excluding depreciation and amortization)

The cost of services and products sold (excluding depreciation and amortization) consists of all direct and indirect production costs incurred to provide and maintain services rendered to customers, including connection, carrying, supervision and maintenance, as well as costs of goods and services purchased for resale, including amounts paid to other international telecommunications operators.

The following table sets forth the costs of services and products sold, for each of the years ended December 31, 2000 and 2001, as well as the historical percentage changes and those presented on a comparable basis between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical
Costs of services and products sold	17,619	16,794	12,733	4.9	38.4

Costs of services and products sold increased 38.4% in 2001. This was largely due to the amounts that France Telecom pays to third-party wireless operators for carrying calls on their networks, which were recorded as costs of materials and other external charges and constituted a significant portion of the increases under this heading on a historical basis.

On a comparable basis, the costs of services and products sold increased only 4.9%, while revenues increased 8.5% due to improved productivity realized on the fixed line network in France.

This moderate increase was mainly due to development of:

- France Telecom's activities in the wireless network sector in France, the United Kingdom and internationally (primarily through Globtel in Slovakia, Mobistar in Belgium, Dutchtone in The Netherlands and Orange Romania), in particular due to the increase in purchases of handsets due to the increase in the number of new subscribers;

- activities in the Internet sector; and

- activities in fixed line networks (primarily Uni2 in Spain).

In addition, costs of services and products sold (excluding depreciation and amortization) reflected the impact of an increase in charges paid to competing fixed line operators in France.

Selling, general and administrative expenses

The following table sets forth information concerning selling, general and administrative expenses (excluding depreciation and amortization) for the years ended December 31, 2000 and 2001 and the percentage changes between these periods.

	Year ended December 31,				
	2001	2000	2000	2001/2000	2001/2000
		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical
Selling, general and administrative expenses	12,520	11,541	9,685	8.5	29.3

The increase in selling, general and administrative expenses (excluding depreciation and amortization) resulted mainly from the effects of the consolidation of Orange plc and its subsidiaries, the consolidation of the former Equant and the full consolidation of Global One (these two companies now comprise the new Equant), as well as the change in the method of consolidation for ECMS in Egypt.

On a comparable basis, selling, general and administrative expenses (excluding depreciation and amortization) increased 8.5%, at the same rate as revenues. This increase, more moderate than the increase as calculated on a historical basis, resulted mainly from France Telecom's efforts to control spending, notably through:

- decreased subscriber acquisition costs for wireless telephony in France and the United Kingdom; and

- improvement in productivity and structural expenses related to fixed line telephony in France.

General and administrative expenses reflected the effect of the growth in international wireless activities (notably Mobistar in Belgium, Dutchtone in The Netherlands, France Telecom Dominicana in the Dominican Republic and Orange Romania) as well as in France and the United Kingdom (excluding acquisition costs).

Research and development expenses

Research and development expenses (excluding depreciation and amortization) totaled €567 million in 2001, compared to €449 million in 2000, an increase of €118 million and a 26.3% increase on a historical basis and €593 million in 1999. This increase was due to the activities of France Telecom's Research and Development Center, or FT R&D, in developing synergies between subsidiaries by means of its Centres de Compétences Worldwide (incorporating such features as security and electronic mail) and its shared innovative solutions (for example, instant messaging between Wanadoo and Orange). The increase in research and development expenses (excluding depreciation and amortization) mainly results from growth in external subcontracting, in connection with France Telecom's strategy to develop external initiatives begun in 2000.

After a decrease of approximately 25% in research and development expenses between 1999 and 2000 resulting from a refocusing of research and development on the needs of France Telecom and a withdrawal from activities outside of its core activities (such as Opto+, microelectronic, etc.), research and development in 2000 and 2001 focused principally on:

- third generation wireless systems and the preparation of future offers for content and services;

- high speed Internet transmission, in particular secured distribution of digital content;

- the development of new services for Orange, Voila and Wanadoo, notably Internet access services; and

- the realization of convergence platforms with an aim of providing customers with a unified package of voice, data and image services on the IP networks.

France Telecom also pursued research and development on an international level through its laboratories outside of France. Laboratories were established in Japan and the United Kingdom in 2001.

Depreciation and amortization (excluding goodwill)

Depreciation and amortization (excluding goodwill) increased 21% in 2001. More than 82% of this increase was due to variations in consolidation, principally concerning:

- the full consolidation of Orange UK as of September 1, 2000;

- the full consolidation of Orange Communications SA as of November 1, 2000;

- the full consolidation of Global One as of April 1, 2000 (previously proportionally consolidated) and of Equant NV as of July 1, 2001, together becoming the new Equant as of July 1, 2001; and

- the change in the level of proportional consolidation (to 71.25%) of ECMS Egypt as of January 1, 2001 (the proportional consolidation was 46.1% as of January 1, 2000).

On a comparable basis, depreciation and amortization (excluding goodwill) increased 9.4% in 2001. This increase is due mainly to the growth in depreciation expense for wireless networks in the United Kingdom, Switzerland, France and Belgium and for fixed line networks such as Equant, Uni2 and CTE in El Salvador. This increase was partially offset by a decrease in depreciation expense for the fixed line telephony business in France, due to a decreased level of capital expenditure in recent years.

Special items, net

At December 31, 2001, amortization of provisions for early retirement of personnel due to a change in France Telecom's actuarial assumption totaled a net charge of €210 million, compared to €225 million in 2000.

Personnel expenses

The following table sets forth personnel expenses and data concerning the number of France Telecom employees, for the years ended December 31, 2000 and 2001, as well as the percentage changes between these periods. Personnel expenses set forth below do not include employee profit sharing or charges relating to the implementation or the revision of the early retirement program.

	Year ended December 31,		
	2001	**2000**	**2001/2000**
	(€ millions)		(% change)
Personnel expenses			
France Telecom SA	5,644	5,823	(3.1)
Domestic subsidiaries	1,285	1,016	26.5
Total in France	**6,929**	**6,839**	**1.3**
International subsidiaries	2,553	1,560	63.7
Total	9,482	8,399	12.9
Average number of employees (full time equivalent) Of which			
France Telecom SA	123,353	130,540	(5.5)
Domestic subsidiaries	21,911	18,306	19.7
Total in France	**145,264**	**148,846**	**(2.4)**
International subsidiaries	60,920	40,020	52.2
Total	**206,184**	**188,866**	**9.2**
Number of employees at December 31, of which :			
France Telecom SA	124,050	129,861	(4.5)
Domestic subsidiaries	22,832	20,907	9.2
Total in France	**146,882**	**150,768**	**(2.6)**
International subsidiaries	64,672	52,602	22.9
Total	**211,554**	**203,370**	**4.0**

The 12.9% increase in personnel expenses between 2000 and 2001 was mainly due to the increase in France Telecom's international activities.

France Telecom's average number of full time equivalent employees increased 9.2%, representing a 52.2% increase outside of France and a 2.4% decrease in the average number of full time equivalent employees in France.

France Telecom SA

The average number of full time equivalent employees of France Telecom SA decreased 5.5% in 2001 on a historical basis and 4.1% using a constant scope of consolidation (i.e. excluding the effects of the spin-off of France Telecom Mobiles (Orange France) and the directories division in 2000). The decrease was due mainly to employee departures linked to France Telecom's early retirement program. From the implementation of the early retirement program in September 1996 through December 31,

2001, 17,393 employees chose to accept early retirement under the program (excluding other pre-existing early departure programs). During fiscal year 2001, 3,744 employees accepted early retirement under the program.

France Telecom SA's personnel expenses decreased 3.1% in 2001. The decrease was due mainly to a reduction in workforce and to the effects of the spin-off of France Telecom Mobiles (Orange France) and the yellow pages directories division, as well as to productivity gains realized in support services and networks that allowed for an increase in the reassignment of personnel to France Telecom subsidiaries experiencing strong growth.

Domestic subsidiaries

The 19.7% increase in the average number of full time equivalent employees of domestic subsidiaries in 2001 was due to (excluding the impact of the spin-off of France Telecom Mobiles (Orange France) and the directories division) organic and external expansion in Internet access and services, directories and hosting, as well as in wireless telephony services.

International subsidiaries

The 52.2% increase in the average number of full time equivalent employees in France Telecom's international subsidiaries in 2001 reflected France Telecom's growing international scope.

This increase was primarily due to the following effects of consolidation:

- the full consolidation of Orange UK as of September 1, 2000 (with 8,450 full time equivalent employees), Orange Communications SA as of November 1, 2000 (with 1,152 full time equivalent employees), QDQ Media as of April 1, 2001 (with 791 full time equivalent employees), Telecom Mauritius from January 1, 2001 (with 714 full time equivalent employees) and of Freeserve from March 1, 2001 (with 254 full time equivalent employees);

- the full consolidation of Global One from April 1, 2000 and its merger with Equant as of July 1, 2001 (with 6,543 full time equivalent employees); and

- the change in the level of proportional consolidation of ECMS in Egypt as of January 1, 2001, from 46.1% to 71.25% (with 446 full time equivalent employees).

Excluding the effects of changes in scope of consolidation, the average number of full time equivalent employees in France Telecom's international subsidiaries increased 3.5%.

Personnel costs for international subsidiaries increased 63.7%, mainly due to the effects of scope of consolidation previously mentioned. In addition, certain consolidated subsidiaries in Europe experienced higher average personnel costs than the rest of the France Telecom group within the scope of consolidation for 2000.

This increase was also due to the significant rise in the workforce of subsidiaries operating wireless networks, including Mobistar in Belgium, Dutchtone in The Netherlands and Orange A/S in Denmark, and fixed line networks, in particular Uni2 and Catalana in Spain.

5.7.7 Net Income

The following table presents information concerning operating income through net income for each of the years ended December 31, 2000 and 2001, including information before and after exceptional provisions and exceptional amortization. The non-recurring provisions and exceptional amortization concern NTL, MobilCom, the contingent value rights (CVRs) related to the acquisition of Equant, and Telecom Argentina.

| | Year ended December 31, | | | |
	2001	**2001**	**2001**	**2000**
	Before non-recurring provisions and exceptional amortization	**Impact of non-recurring provisions and exceptional amortization**	**After non-recurring provisions and exceptional amortization**	**After non-recurring provisions and exceptional amortization**
	(€ millions)			
Operating income	**5,200**	**—**	**5,200**	**4,856**
Interest expenses, net	(3,847)	—	(3,847)	(2,006)
Exchange gains/(losses), net	(337)	—	(337)	(141)
Discounting of early retirement liability . . .	(229)	—	(229)	(237)
Other non-operating income/(expense), net	3,476	(9,380)	(5,904)	3,957
Income taxes	1,434	1,498	2,932	(1,313)
Employee profit sharing	(131)		(131)	(141)
Equity in net income/(loss) of affiliates	(714)	(176)	(890)	(275)
Minority interests	172	542	714	52
Income/(loss) before amortization of goodwill	**5,024**	**(7,516)**	**(2,492)**	**4,752**
Goodwill amortization	(2,531)		(2,531)	(1,092)
Exceptional goodwill amortization	(563)	(2,694)	(3,257)	—
Net income	**1,930**	**(10,210)**	**(8,280)**	**3,660**

Exceptional provisions and exceptional amortization

MobilCom

A reconsideration of the market outlook for the wireless telephony market in Germany, which has two dominant wireless operators and four new competitors, led France Telecom to depreciate in full the goodwill related to MobilCom, recording €2,509 million as exceptional amortization. France Telecom also depreciated the remaining balance of the equity accounting value for €839 million, recorded in non-operating expenses. Finally, using prudent accounting measures, France Telecom depreciated other assets totaling €554 million under non-operating expenses, consisting essentially of France Telecom's shareholder advances to MobilCom. The negative impact on net income of these items was €3,191 million.

NTL

At December 31, 2001, France Telecom held 18.3% of the voting rights of NTL, following investments in NTL common shares for €2.97 billion, in NTL preferred shares acquired in successive tranches in 1999 and 2000 for a total amount of €3.71 billion and in convertible notes acquired in 1999 for €230 million.

In order to reduce its debt, in early 2002, NTL began a search for a new strategic shareholder and began to restructure its financial situation. Within this context, France Telecom decided not to increase its financial investment in NTL and to reassess the value of its investment in NTL on the following bases:

(i) the common shares have been fully depreciated, representing a complementary provision of €2,075 million in 2001; (ii) the convertible notes have been valued on the basis of their market price at December 31, 2001, resulting in a depreciation charge of €161 million; (iii) the preferred shares have been depreciated for 65% of their nominal value, resulting in a charge of €2,415 million; (iv) a provision for risk of €811 million has been established on the same basis for the preferred shares held by certain financial institutions which are the subject of put and call agreements with France Telecom; and (v) a charge of €448 million was recorded for various costs associated with this transaction. These elements were included as non-operating expenses for a total of €5,910 million. Overall, these charges had a negative impact of €4,581 million on net income.

When France Telecom issued its financial statements for the year ended December 31, 2001 on March 20, 2002, NTL was seeking a new strategic shareholder and in the process of a financial restructuring plan, both processes begun early in 2002, as indicated in Note 8 to the Consolidated Financial Statements.

After the board of directors' meeting of March 20, 2002, the strategic investors with whom NTL was in negotiation withdrew and, on May 8, 2002, NTL filed for bankruptcy protection in court. A financial restructuring plan received preliminary approval from an unofficial committee of the principal classes of holders of NTL bonds and France Telecom.

Equant CVRs

Market trends in 2001 and at the beginning of 2002 (notably in terms of operating income before depreciation and amortization multiples) resulted in a market value since issue for the France Telecom CVRs issued in connection with the acquisition of Equant corresponding to a payment of the CVRs at maturity. While France Telecom considers that the assumptions set forth in Equant's business plan remain valid, France Telecom believes that this additional payment would not be recovered from the value in use of its investment in Equant as derived from the business plan. As a result, France Telecom recorded a provision for the maximum risk, amounting to €2,077 million.

Telecom Argentina

Following the currency crisis relating to the Argentinean peso that began on December 21, 2001, Telecom Argentina appointed advisory banks to assist Telecom Argentina in managing its debt. Telecom Argentina's debt is mainly denominated in US dollars and the indexation of prices to the US dollar has been abolished. France Telecom has determined that the economic crisis in Argentina effectively reduced its capacity to control Telecom Argentina. As a result, Telecom Argentina, which was proportionally consolidated until December 21, 2001, is now accounted for using the equity method as from that date. France Telecom fully amortized residual goodwill for €185 million and recorded an exchange gains/ (losses), net loss of €178 million under equity in net income of affiliates, reducing the value of Telecom Argentina to zero in the accounts. In total, these elements had a negative impact of €361 million on France Telecom's net income. (See Note 7 in the Notes to the Consolidated Financial Statements)

Interest expense, net and exchange gains/(losses), net

France Telecom's interest expense, net increased €1,842 million to €3,847 million in 2001, compared to €2,006 million in 2000. The increase in interest expense, net was mainly due to the full-year effect in 2001 of the indebtedness incurred in connection with the acquisition of Orange plc in the second half of 2000.

Exchange gains/(losses), net totaled a loss of €337 million due to hedging on assets denominated in US dollars (compared to a loss of €399 million in the first half of 2001).

After taking into account the receivable from the sale of real estate for €2,689 million, France Telecom's net debt amounted to €60,734 million, compared to €60,998 million at December 31, 2000 and

€64,972 million at June 30, 2001. This amount includes €10,750 million in convertible and exchangeable bonds in 2001, compared to €2,653 million at December 31, 2000. Also, the change in the method of consolidating Nortel/Telecom Argentina to the equity method since December 31, 2001 reduced the net indebtedness of France Telecom by €2 billion at December 31, 2001.

The average maturity of the debt increased to approximately 4.6 years at December 31, 2001, compared to 2 years at December 31, 2000, due to the issuance of bonds in March and November 2001. The increase in the average maturity of debt contributed to the rise in the weighted average annual cost of France Telecom's net debt from 5.74% at December 31, 2000 to 5.82% at December 31, 2001. The longer maturity of the debt caused an increase in issue price and margin. The increase in the weighted average annual cost of the debt was also due to higher issue spread demanded by bond investors. However, due to the issuance by France Telecom of bonds exchangeable or convertible for shares of France Telecom, STMicroelectronics and Orange, and the decrease in short term interest rates (the EURIBOR three month rate decreased from 4.85% at December 31, 2000 to 3.30% at December 31, 2001), the weighted average annual cost of the debt increased by only 8 basis points. On December 31, 2001, the weighted average spot rate for bank loans and long term bonds decreased to 5.29% from 5.98% on December 31, 2000.

France Telecom held 66% of its debt at fixed interest rates, after swaps, as of December 31, 2001.

It is France Telecom's policy not to engage in speculative derivative transactions. Since most derivatives are entered into to hedge underlying business exposures, market risk in these instruments is largely offset by equal and opposite movements in the underlying exposure.

Information concerning risks related to the France Telecom's level of indebtedness can be found in "Item 3. Key Information — 3.3.2 Risk Factors Relating to the Telecommunications and Wireless Industries — France Telecom may be unable to obtain future financing to fund the development of its business".

Information concerning risks related to financing of investments can be found in "Item 3. Key Information — 3.3.1 Risk Factors Relating to France Telecom's Business — France Telecom has substantially increased its outstanding debt to finance acquisitions and investments. If it is unable to reduce its indebtedness and cannot secure refinancing, France Telecom may face liquidity shortfalls.

Equity in net income/(loss) of affiliates

Before non-recurring provisions and exceptional amortization, equity in net income/(loss) of affiliates showed a loss of €714 million in 2001, compared to a loss of €275 million in 2000, due mainly to the deconsolidation of FT1CI, the holding company for France Telecom's indirect interest in STMicroelectronics, for which equity in its net income was €181 million in 2000. The increased losses from affiliates were also due to development costs and the effects of the change in scope of consolidation for Wind in Italy, consolidated at a level of 43.4% until the end of July 2001, then at 26.6% from August 1, 2001, compared to 24.5% in 2000, and MobilCom in Germany, consolidated at 28.5% from November 1, 2000.

These losses were partially offset by improved earnings contributed by TP SA and PTK in Poland.

Including exceptional provisions taken by France Telecom in 2001, equity in net income/(loss) of affiliates included an additional loss of €178 million with respect to Nortel/Telecom Argentina. France Telecom determined that the Argentinean peso crisis reduced its capacity to control Telecom Argentina, and as a result Telecom Argentina, proportionally consolidated until December 21, 2001, has been accounted for using the equity method from that date. The loss was primarily due to the exchange rate loss recorded by the Nortel/Telecom Argentina affiliates on their dollar-denominated debt.

Other non-operating income/(expense), net

In 2001, before exceptional provisions and exceptional amortization, other non-operating income/(expense), net, amounted to €3,476 million compared to €3,957 million in 2000. This amount includes capital gains and losses from sales of assets, dividends, income from dilution, other provision movements and costs of sale of receivables.

The main items included in this category in 2001 were the capital gains realized on France Telecom's sale of its holdings in STMicroelectronics for €1,068 million, in Sema Group plc for €401 million, and in Sprint FON for €181 million, net of exchange adjustments. The first phase of a sale of real estate assets by France Telecom resulted in capital gains of €705 million.

In addition, other non-operating income/(expense), net in 2001 included income from dilution totaling €1,086 million related to Wanadoo's acquisition of Freeserve in the United Kingdom and Indice Multimedia in Spain, as well as income from dilution in connection with the contribution of Infrostrada to Wind of €934 million. It also reflected income of €482 million following the final valuation of Global One in the context of its merger with Equant.

Other provision movements included a net write-back of €396 million of the reserve taken at December 31, 2000 following the Global One/Equant transaction, a provision of €134 million relating to TE.SA.M and provisions relating to the realizable value of certain non-strategic foreign subsidiaries, including €141 million for Intelig. Costs of sale of receivables included €419 million relating to the sale of carry-back receivables and €79 million relating to the securitization of receivables with a Fonds Commun de Créances.

Other non-operating income/(expense), net also included exceptional provisions of €9,380 million (see "Exceptional provisions and exceptional amortization", above), including (i) a valuation allowance of €5,910 million on common and preferred shares of NTL, convertible bonds and other charges, (ii) a provision of €2,077 million for losses and charges related to the Equant CVRs and (iii) a provision of €1,393 million related to the depreciation of the balance of the equity accounting value and several assets of MobilCom.

Income taxes

France Telecom files a consolidated tax return for all French subsidiaries in which it holds 95% or more of the share capital.

Following Orange's share offer and listing, Orange SA and its French subsidiaries are no longer included in the France Telecom SA's consolidated tax regime in 2001 and have formed a separate consolidated tax regime starting in 2002.

Following Wanadoo's share offer and listing in July 2000, Wanadoo SA and its French subsidiaries have a separate consolidated tax regime from January 1, 2001.

The following table presents information concerning income for France Telecom before goodwill amortization, minority interests, income taxes and equity in net results of affiliates.

	Year ended December 31,	
	2001	2000
	(€ millions)	
French companies	(2,938)	7,423
Foreign companies	(2,310)	(1,135)
Total	(5,248)	6,288

Corporate taxes for 2001 are calculated by applying an estimated effective tax rate to income before taxes for 2001. Deferred taxes are calculated on the basis of the tax rate approved by the legislature, i.e. 36.43% for 2001 and 35.43% for 2002.

In 2001, France Telecom SA and its consolidated tax regime recorded a significant tax loss, primarily due to the Orange public offering and the sale of France Telecom shares to SITA in connection with the Equant acquisition. This tax loss generated a carry-back of €1,630 million and a carry-forward loss of €2,231 million.

In December 2001, France Telecom sold the following government receivables to the Public Treasury:

- a receivable of €235 million resulting from the optional carry-back of the tax loss from 2000; and

- a receivable of approximately €1,471 million resulting from the optional carry-back of France Telecom's tax loss from 2001. As part of the transaction, France Telecom subscribed for notes worth €1,111 million.

Non-transferable tax loss carry-forwards resulted in the recognition of a credit of €1,453 million shown in France Telecom's income statement related to creation of a deferred tax asset, with €778 million recorded directly against consolidated reserves for the amount corresponding to the tax effects of the sale of France Telecom shares. See Note 21 in the Notes to the Consolidated Financial Statements.

The following table summarizes information on the corporate taxes for France Telecom for the years ended December 31, 2000 and 2001.

	Year ended December 31,	
	2001	2000
	(€ millions)	
Income/(Charge)		
France Telecom SA carry-back	1,630	76
Other	(788)	(1,666)
Current tax	842	(1,590)
France Telecom SA tax loss carry-forward	1,453	—
Discounting charge for entities of France Telecom SA tax group	(750)	—
Other	1,387	277
Deferred taxes	2,090	277
Total taxes	2,932	(1,313)

The following table sets forth the reconciliation between the theoretical tax calculated using the statutory tax rate in France and the effective rate of income tax.

	Year ended December 31,	
	2001	2000
	(€ millions)	
Income/(Charge)		
Legal tax rate	36.43%	37.76%
Theoretical tax	1,912	(2,374)
Permanent differences	2,846	1,433
Losses from subsidiaries not included in French consolidated tax regime	(1,826)	(1,154)
Effect of reduced tax rate	—	782
Effective tax	2,932	(1,313)

The permanent differences for 2001 were mainly due to (i) differences between the book value and the tax value of the Orange SA shares offered in the initial public offering, (ii) the dilution gains relating to Wanadoo and Wind, as well as (iii) the effect of the gain recognized in the context of the contribution of Global One to Equant.

Employee profit sharing

Under the law of July 26, 1996 and applicable French labor legislation, France Telecom has been subject to profit sharing requirements since January 1, 1997. The profit sharing agreement, signed with France Telecom's major labor unions, includes France Telecom's French subsidiaries whose capital is directly and indirectly owned at more than 50%.

The corresponding charge in 2001 amounted to €131 million, compared to €141 million for 2000.

Income/(loss) before goodwill amortization

Before non-recurring provisions and exceptional amortization, income/(loss) before goodwill amortization, increased to €5,024 million in 2001 from €4,752 million in 2000. After exceptional provisions and exceptional amortization, that amount was a loss of €2,492 million in 2001.

Goodwill amortization

On December 31, 2001, the recurring goodwill amortization charge increased to €2,531 million, compared to €1,092 million in 2000, mainly due to the significant financial investments undertaken in connection with France Telecom's international expansion, especially during 2000, which generated increased goodwill. Amortization of the goodwill on these acquisitions, in particular including Orange plc for €1.2 billion, Equant/Global One for €365 million, MobilCom AG for €133 million and TP SA for €115 million, is over a period of 20 years.

In 2001, France Telecom amortized certain goodwill amounts on an exceptional basis for a total of €3,257 million. The exceptional goodwill amortization related to Ananova and Wildfire (€211 million) and Equant/Global One (€349 million) with respect to restructuring costs and other ancillary costs of the acquisition. Exceptional depreciation was also included with respect to MobilCom for €2,509 million and Nortel/Telecom Argentina for €185 million.

Net income (loss)

Before exceptional provisions and exceptional amortization, consolidated net income was €1,930 million in 2001. After exceptional provisions and exceptional amortization, France Telecom had a consolidated net loss of €8,280 million for 2001.

5.8 Liquidity and Capital Resources

In 2002, other than the cash flow generated by operations, net of cash flow generated from investment activities, which are described below in "Net cash provided by operating activities" and "Net cash used in investing activities" and which provided a net resource of €0.3 billion, France Telecom had recourse to external financing as set forth in the table below. At December 31, 2002, France Telecom had €68.0 billion in net debt (before taking into account cash collateral), of which €60.4 billion was long term debt, €10.5 billion was short term debt, and €2.9 billion was available funds (cash and marketable securities). Net short term debt less available funds was €7.6 billion of which €7.66 billion was short term drawings on lines of credit which expire from 2003 to 2005.

France Telecom's net debt is defined and calculated in conformity with Note 12 in the Notes to the Consolidated Financial Statements and breaks down as follows:

	Totals at December 31	
	2002	**2001**
	(€ millions)	
Long and medium term borrowings		
Notes[1]	53,286	49,001
Bank loans	6,369	6,338
Capital leases	420	73
Other loans	318	727
Total long term borrowings	**60,393**	**56,139**
Short term borrowings and borrowings due after less than one year		
Bank loans[2]	7,954	6,973
Commercial paper	1,058	2,369
EMTN (European Medium Term Notes)	70	646
Other non-bank loans and bank credit balances	1,408	1,377
Total short term borrowings	**10,490**	**11,365**
Available funds		
Total available funds	**(2,864)**	**(4,081)**
Cash and cash equivalents	(2,819)	(2,943)
Marketable securities	(45)	(1,138)
Net debt	**68,019**	**63,423**

(1)   Including, in 2002, convertible or exchangeable bonds of €11.192 billion.

(2)   At December 31, 2002, France Telecom made short term borrowings (less than one year) under its lines of credit, resulting in these amounts being shown as short term debt. As the table below shows, these lines of credit have maturity dates between 2003 and 2005.

Line of credit		Maturity	Short Term Drawdown
Tranche A	€5 billion	2003*	€3.75 billion
Tranche B	€10 billion	2005	€2.5 billion
Other	$1.4 billion	2004	€1.408 billion
			Total: €7.658 billion

*   "Term out" (an option to extend for one year) not exercised.

At December 31, 2002, the contribution to consolidated net debt from companies newly consolidated in 2002 came to €3,619 million. The TP Group of Poland, which was wholly consolidated starting on April 1, 2002, added another €3,583 million to the group's net debt at December 31, 2002. The sale of TDF in December 2002 contributed to reducing debt by a net amount of €1,290 million, the proceeds of the sale amounting to €1,594 million and reimbursement of current accounts amounting to negative €304 million. The breakdown of debt by currency (after swaps) and by maturity is described in "Item 11. Qualitative and Quantitative Disclosures about Market Risk — 11.1 Sensitivity of Indebtedness to the Evolution of Interest Rates to Market Risks" and in "Item 5. Operating and Financial Review and Prospects — 5.10.1 Contractual obligations and commercial commitments" and in Note 16 in the Notes to the Consolidated Financial Statements.

5.8.1 Liquidity

Net cash provided by operating activities

Net cash provided by operating activities increased approximately 67% to €11,839 million in 2002 compared to €7,076 million the year before and €6,613 million in 2000.

The increase was due partially to the increase in self-financing capacity which amounted to €8,578 million in 2002, compared to €7,406 million in 2001, a 15.8% increase (€6,863 million in 2000) generated by the more than 21% increase in operating income before depreciation and amortization while a strong decrease in working capital requirements accounted for the rest. This had a €3,261 million positive impact on cash flow from operations in 2002 whereas it had a €330 million negative impact in 2001.

The lower working capital requirement resulted from a reduced balance of inventories, trade account receivables and operations providers, which had a €992 million positive impact as against a €875 million negative one in 2001, and €1,111 million in proceeds from the assignment of tax credits (carry-back) realized in 2001.

The changes in other loans are mainly due to changes in net debt (accrued interest not matured and debt linked to cash-based securities).

In addition, the operating debt resulting from assigning France Telecom's future claims on the French government was reclassified as a bank loan on December 31, 2002. This increased working capital requirements and net debt by €607 million.

Net cash used in investing activities

Net cash used in investing activities comprises acquisitions and divestitures of tangible and intangible assets, acquisitions of equity interests, investments in companies accounted for using the equity method and net fluctuations in other investments and marketable securities.

Net cash used in investing activities rose to €11,514 million at December 31, 2002 from €10,824 million the year before and 46,888 at December 31, 2000. The main financial investments made in 2002 include the purchase of €5,022 million of treasury stock (see Note 21 in the Notes to the Consolidated Financial Statements), which was mainly comprised of the buyout of the remainder of Vodafone's stake in France Telecom following the acquisition of Orange plc, and the purchase of €950 million of Orange shares held by E.On as payment for the transfer of its equity interest in Orange Communications SA of Switzerland to Orange SA. In addition, the exercise of the option to purchase all of the NTL preferred stock held by the financial institutions came to €1,092 million.

Net cash used in investing activities at December 31, 2002 included in particular €1,290 million, of proceeds from the sale of TDF net of the acquisition of the equity stake in Tower Participations, France.

There were also €2,550 million of proceeds from the sale of real estate at December 31, 2002.

In 2001, net cash used in investing activities included €4,524 million of proceeds from the sale of equity shares, mainly STMicroelectronics, Sprint Fon and Sema. Additionally, Orange SA's initial public offering generated €6,102 million in proceeds for the first-half of 2001. In June 2001, France Telecom acquired a majority share of the capital of Equant, which merged with Global One. Since December 31, 2001, after the merger of these two companies, France Telecom held 54.2% of the newly created group. This transaction did not lead to any cash out outlay.

In addition, at December 31, 2001, net cash recorded the effect of the repurchase of a portion of the France Telecom shares held by Vodafone following the acquisition of Orange plc for €8,807 million.

Tangible and intangible investments net of payables to fixed-asset suppliers declined to € 7,943 million in 2002 from €8,553 million in 2001 and €14,313 million in 2000.

Net cash provided by financing activities

Net cash used in financing activities amounted to €194 million at December 31, 2002 compared to €4,726 million provided by financing activities in 2001 and €39,910 million at December 31, 2000. The main financing deals in 2002 included the following bond issues:

- €442 million of bonds mandatorily exchangeable into STMicroelectronics shares maturing on August 6, 2005,

- Additional borrowing of €150 million maturing on March 14, 2008 as part of the €3.5 billion medium term notes issued in March 2001,

- December 2002 €2.5 billion bond issuances maturing on December 23, 2009 and a £250 million bond issuance (approximately € 384 million) maturing on December 20, 2017.

Net cash from financing activities also includes €271 million of proceeds from the UMTS supplier's credit. In 2002, France Telecom paid €395 million in dividends in cash compared with €1,075 million in 2001. A portion of the 2002 dividend was paid out in shares of France Telecom stock.

5.8.2 Capital resources

Bond issues

In 2002, in order to reduce its short term debt, France Telecom accessed the bond markets, in particular in December 2002, issuing €2.5 billion maturing on December, 23, 2009 with a 7% coupon and £250 million, or approximately €384 million, maturing on December 20, 2017 with an 8% coupon.

Additionally, on July 29, 2002, France Telecom issued a bond that is only redeemable in STMicroelectronics shares at a rate of 6.75% and for a total amount of €442 million and maturing on August 6, 2005.

The rates obtained are indexed on those of the money market, increased by a margin.

France Telecom also issued an aggregate €5.88 billion of new long term bond issues in January 2003:

- a €1 billion issue maturing on September 28, 2007 with a 6% coupon,

- a €3.5 billion issue maturing on January 28, 2013 with a 7.25% coupon,

- a €1 billion issue maturing on January 28, 2033 with an 8.125% coupon,

- a £250 million (€384 million) issue maturing on December 20, 2017 with an 8% coupon (similar to the pound sterling issue of December 2002).

In February 2003, France Telecom issued €500 million of 30-year bonds to increase the borrowing maturing on January 28, 2033 by assimilation.

The bond issues are described in Note 14 in the Notes to the Consolidated Financial Statements.

Lines of credit

France Telecom had at December 31, 2002 credit facilities as bilateral lines of credit and syndicated lines of credit in a total amount of €16,785 million.

On February 14, 2002, France Telecom entered into a €15 billion multi-currency syndicated line of credit to replace the lines of credit negotiated as part of the acquisition of Orange plc. In order to obtain this line of credit, France Telecom is bound to maintain the financial ratios described in "Item 11. Quantitative and Qualitative Disclosures about Market Risk —11.1.2 Liquidity risks".

Tranche A of the €15 billion syndicated credit line expired on February 14, 2003. A new three -year €5 billion line of credit replaced it. The covenants for this line of credit are described in "Item 11. Quantitative and Qualitative Disclosures about Market Risk — 11.1.2 Liquidity risks".

Repayment Schedule for Gross Borrowings

(€ millions)	Long Term Debt-France Telecom	Long Term Debt-Subsidiaries	Convertible, Exchangeable or Reimbursable Debt	Short Term Debt[1]	Total Gross Indebtedness at 12/31/02	Refinancing via Debt Offerings from the beginning of 2003[2]	Total, post 2003 Refinancing
2003	8,865	1,548	3,082	10,490	23,985	(6,379)	17,606
2004	4,273	1,828	4,176		10,277		10,277
2005	5,174	864	3,934		9,972		9,972
2006	3,796	1,073			4,869		4,869
2007	1,186	756			1,942	1,000	2,942
2008 and beyond	17,445	2,393			19,838	5,379	25,217
Total gross Borrowings	**40,739**	**8,462**	**11,192**	**10,490**	**70,883**	**0**	**70,883**

(1)   €7,658 million was drawn on France Telecom syndicated lines of credit (see "5.8.2 Capital Resources")
(2)   Offerings amounting to €6,379 million in January and February 2003.

The average maturity of France Telecom's debt went from 4.6 years at December 31, 2001 to 4.0 years at December 31, 2002.

The debt offerings discussed in "5.8.2 Capital Resources" will raise the average maturity date of France Telecom's debt to approximately 5.27 years as of the end of February 2003.

5.9 Transfers of Receivables

France Telecom and Orange both have receivables transfer programs in place. These programs cover receivables existing at the program initiation date, as well as debts incurred during the life of the program. The transferor guarantees the servicing of the debt for the account of the transferee.

The transferees, formed according to applicable law in the relevant country, are financed by third parties through channels of securitization which include, on average, deferred prices and subordinated portions underwritten by the transferor.

The deferred prices and subordinated portions represent the residual interests retained by the transferor of the debt. They are used to cover risks of non-recovery of transferred debt and removals from the balance sheet. These residual interests are classed as "Other long term assets." The accounting treatment of debt transfers is discussed in Note 2 in the Notes to the Consolidated Accounts.

Transfer of Trade Receivables by France Telecom

France Telecom is proceeding with non-recourse transfer of trade receivables, such as those coming from fixed line telephone contracts with large businesses and the general public in France by way of a Common Debt Fund (*Fonds Commun de Créances*, or FCC). These transfers have planned maturity in December 2003 (renewable).

Transfer of Trade Receivables by Orange

Orange entered into a trade receivables program in December 2002, through which the title to debts from Orange France's and Orange PCS's Mobile activities in the United Kingdom were transferred, without recourse, to a common debt fund (FCC) governed by French law, and to a Jersey trust established under UK law. These programs have a planned maturity of five years which may be reduced if the transfer of receivables to the fund is terminated by anticipation.

The programs discussed above are set forth in the following table:

	December 31,	
(in € millions)	2002	2001
Liabilities, Net of Transferred Debt	**3,078**	**1,765**
- France Telecom Public Customers	1,541	1,765
- France Telecom Business Customers	823	-
- Orange	714	-
Residual Interests		
- *Fond commun de creances* interests and Deferred Prices	1,679	1,049
- Depreciation	(312)	(198)
Residual Interests, Net	1,367	851
Impact on cash flow for the period (not including transfer fees and non-recoverable receivables)		
- For the Period	797	914
- Cumulative	1,711	914

These transfer of receivables programs contain several amortization acceleration events: (i) normal amortization at the contractual end date of the programs at December 31, 2003 (renewable maturity dates) or (ii) accelerated amortization, particularly in the case of a ratings decrease on France Telecom's long term debt, below BB− or BB+, depending on the program. In the case of accelerated amortization, the receivables securitization conduits would cease to participate in the financing of new receivables and the collection of previously transferred receivables will be used to progressively pay off holders of shares in the common debt fund.

Orange's programs require the maintenance of certain financial ratios (ratios of indebtedness and the coverage of financing costs), the non-respect of which triggers a stop to transfers with an end to progressively disengage holders of shares in the debt by way of collected funds.

5.10 Contractual Obligations and Off Balance Sheet Commitments

5.10.1 Contractual obligations and commercial commitments

			At December 31, 2002 Payments due by period			
(in millions of euros)	Note	Total	Before end 2003	Between 2004 and 2005	Between 2006 and 2007	2008 and beyond
Obligations reflected in the balance sheet						
Short term borrowings	15	10,490	10,490[1]	—	—	—
Long term borrowings	14	60,393	13,494	20,249	6,811	19,839
Of which convertible and exchangeable notes [2]	13	*11,192*	*3,082*	*8,110*	*0*	*0*
Of which capital leases	See below	*420*	*76*	*59*	*89*	*196*
Equant CVRs[3]	18	2,077	—	2,077	—	—
Early retirement plan	18	5,077	713	1,619	1,580	1,165
UMTS vendor financing	18	531	244	287	—	—
Total		**78,568**	**24,941**	**24,232**	**8,391**	**21,004**
Off balance sheet obligations						
Operating leases	See below	6,593	916	1,653	1,483	2,541
Commitments related to investments and to current supply of goods and services	See below					
TP Group Investment commitments		*4,066*	*1,039*	*1,286*	*1,741*	*4*
Investment commitments		*1,773*	*1,080*	*572*	*120*	*1*
Supply commitments		*3,749*	*1,886*	*890*	*414*	*559*
Total		**16,181**	**4,921**	**4,401**	**3,758**	**3,101**

1) Including €3,750 million on the A tranche of the France Telecom syndicated loan which matured in February 2003 (a new credit line of €5 billion maturing was put in place in February 2003, maturing in 2006); including €2,500 million on the B tranche of the France Telecom syndicated credit line maturing February 2005; including €1,408 million maturing June 2004.
(2) Maximum amounts excluding assumptions as to conversion or exchange.
(3) As part of the Equant acquisition, France Telecom issued CVRs to certain beneficiaries. This commitment was, at December 2001, provided for for maximum risk (see Note 18).

Other commercial commitments			At December 31, 2002, Commitments by period			
(in millions of euros)	Note	Total	Before end 2003	Between 2004 and 2005	Between 2006 and 2007	2008 and beyond
Open credit lines [1]						
France Telecom SA credit lines	15	16,935	5,600[2]	11,335	—	—
TP SA credit lines	15	920	309	218	—	393
Orange credit lines	15	2,843	819	1,808	201	15
Guarantees given to third parties by France Telecom						
As part of operating activities [3]	See below	1,868	181	399	36	1,252
QTE leases	See below	1,907	—	—	—	1,907

(1) Maximum amount of the commitment received including amounts used also included in borrowings in the previous table.
(2) Including €5,000 million of the Tranche A France Telecom SA syndicated credit line which matured in February 2003 (a new credit line of €5,000 million maturing 2006 was put in place in February 2003).
(3) Amount excluding asset and liability warranties given as part of divestiture agreements.

5.10.2 Commitments related to investments

Off balance sheet commitments relating to purchases of network equipment, terminals and telecommunications connections

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and into supply contracts with suppliers of terminals and other equipment.

Off balance sheet commitments related to network construction and operation

In connection with the award of licenses, concession contracts or acquisition of businesses, France Telecom is committed to certain obligations, not included in the table above, imposed by administrative or regulatory authorities relating to network coverage, quality of service and tariffs. In some instances, France Telecom is required to provide comfort letters to financial institutions relating to bank guarantees given to relevant authorities.

Management believes that France Telecom has the ability to meet these obligations to administrative or regulatory authorities.

Moreover, in certain exceptional cases, France Telecom is committed to perform or to vote in favor of specific investment programs. In particular:

- As part of the acquisition of TP Group by the France Telecom / Kulczyk Holding consortium (see Note 3 to the consolidated financial statements), France Telecom is committed to the Polish State to vote in favor of a pluriannual investment program between January 1, 2001 and December 31, 2007. At December 31, 2002, the amount remaining to invest by TP Group within this program amounts to €4,066 million.

- France Telecom (through its subsidiary FCR Vietnam) committed in July 1997 to VNPT, the Vietnamese fixed line telephony operator to ensure the service and installation of new telephone lines to Ho-Chi-Minh City. The residual amount of the contribution initially planned amounts to US$387 million. However, given the contractual adjustments relating to a minimum return rate and to the equipment usage rate, the amount remaining to invest should be between US$100 and 120 million. Moreover, discussions are in progress with VNPT which should lead to an extension of the timeframe for the commitment (originally to July 2003), to 2007.

- On September 24, 2002, Orange France committed jointly with two other mobile telephony operators in France, to meet French government expectations of coverage of certain "*blanches*" zones (with no network coverage) as identified by the *Comité interministériel d'aménagement du territoire* (CIADT) on July 9, 2001, to cover 1,638 *communes*, which would represent deployment on approximately 1,250 sites. The definitive number and list of *communes* and sites for deployment and the precise conditions of application are not currently known.

5.10.3 Commitments related to leases

France Telecom leases land, buildings, equipment, vehicles and other items under lease agreements expiring at various dates during the next 12 years.

Moreover, as part of the divestment of part of its buildings (See Note 6 in the Notes to the Consolidated Financial Statements), France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short term. Management expects that leases that expire may or may not be renewed or replaced by other leases in the normal course of business according to France Telecom's needs. See "Item 4. Information on France Telecom — 4.13 Real Property".

Rental expense under operating leases in the year ended December 31, 2002 amounts to €1,096 million including €197 million relating to the buildings divested as part of the real estate divestment program in 2001 (€831 million in 2001 and €473 million in 2000).

The table below shows future minimum lease payments due under non-cancelable capital and operating leases at December 31, 2002:

(in millions of euros)	Capital lease[1]	Operating lease[2]
2003	91	916
2004	51	848
2005	35	805
2006	34	766
2007	77	717
2008 and thereafter	237	2,541
Total minimum future lease payments	525	6,593
Less: interest payments	105	
Present value of minimum commitments	420	

(1)   Included in the borrowings set out in Note 14.
(2)   Including those contracted in relation to the sale of part of the real estate.

"QTE Leases"

As part of reciprocal operating leases (QTE leases) with distinct third parties, France Telecom sold and leased back certain telecommunications equipment. The reciprocal rental flow and France Telecom remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the above table. Of this remuneration, the portion generating for the guarantee against third party commitments given by France Telecom is taken as income over the period of this guarantee. France Telecom estimates that the risk of the guarantee being drawn upon, which amounts to €1,907 million at December 31, 2002 is negligible.

"In substance defeasance" Orange

As part of the lease agreements concluded in 1995 and 1997, Orange plc has deposited amounts equal to the present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange plc's rental obligations. These funds, which totaled €1,157 million at December 31, 2002 (€1,247 million at December 31, 2001 and €1,221 million at December 31, 2000), together with the interest earned thereon, will be used to settle Orange plc's rental obligations under the leases.

These in substance early extinguishments of lease commitments result in the set off of the deposit amount and the capital lease obligation. Accordingly the related capital lease obligations are not shown in the above table. The operations result in a net credit which has been reflected in the consolidated balance sheet as deferred income that will be amortized to the income statement over the lease term on a straight line basis. This includes a provision, based on management assessment of likely outcomes, for possible future costs arising from variation in interest rates or tax rates.

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, as well as third party insurance to cover the payments of a termination sum, which would replace the future rental payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of 1997 finance leases, the lessors bear the risk in the event of insolvency.

The second tranche of real estate sales

(See "5.5 Recent Developments")

5.10.4 Guarantees given in the ordinary course of business

The principal commitments of France Telecom for financial borrowings are set out in Notes 13, 14 and 15 in the Notes to the Consolidated Financial Statements.

In the ordinary course of business, France Telecom gives and receives certain guarantees of which the most significant at December 31, 2002 are as follows :

(i) Counter guarantees in favor of Enel, the majority shareholder of Wind, to cover France Telecom's share of guarantees made by Enel to financial institutions as part of (i) the deferred payment of Wind's UMTS license and (ii) the annual payments by Wind to the Italian railways for the right to use the rail infrastructure for fixed line operations. The residual commitments of France Telecom under these guarantees amounts to €152 million at December 31, 2002. This amount represents Orange's share, i.e. 26.58% of the residual commitments of Wind expiring December 31, 2010. Orange signed an agreement on March 20, 2003 related to the sale of its interest in Wind to Enel, which provides for the release of these counter-guarantees. See "5.5 Recent Developments".

(ii) Guarantees amounting to a maximum €49 million and €58 million respectively, which had been granted to equipment suppliers in connection with the rollout of BITCO's network in Thailand, were released in 2002. In February 2002, France Telecom and its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion granted to TA Orange Company Limited (and increased to THB 33 billion, i.e. €735 million, in November 2002). Under this agreement, Orange and its co-shareholders in BITCO have agreed to inject cash in TA Orange Company Limited up to a maximum amount of $175 million under limited circumstances (the main one being, in the event of a cash shortfall in that company). Moreover, the Thai authorities have expressed their intention to establish a fair competitive regime for the telecommunications industry and are taking steps in that direction. In the event of changes in the regulatory environment prevailing in Thailand, e.g. primarily through the conversion of the current concession into a license, and if this were combined with a cash shortfall in TA Orange Company Limited, Orange might incur additional funding commitments towards TA Orange Company Limited. Those additional funding commitments would represent the incremental costs that could eventually be incurred by TA Orange Company Limited as a result of such regulatory changes, over and above the regulatory costs estimated as agreed with the lenders. Management considers, on the basis of information currently available, that this move towards liberalization is unlikely to have an adverse economic impact on TA Orange Company Limited.

(iii) Pursuant to a Shareholder Support Agreement, Orange is required to make a Shareholder Contribution available to Connect Austria Gesellschaft Für Telekommunikation GmbH, a 17.45% owned investment, up to a total maximum amount of €68 million, under certain limited. circumstances with respect to a prospective breach or default under this company's Financing Agreements. Orange's commitment expires in 2009.

5.10.5 Asset or liability warranties

- **Sales of investments**

As part of the sale agreements between certain companies of the group and the acquirers of certain subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of breach of certain representations made at the time of divesture. Management believes that the risk of these warranties being called upon is unlikely or that the consequences of their being called upon is not material with regard to France Telecom's results and financial situation. For these reasons, these guarantees are not presented in the table in Note 28.1.

- **Sale of TDF**

France Telecom has not contracted any obligation which could if necessary give rise to an increase in its commitment with the exception, as for the other shareholders, of a supplementary investment

commitment, on a pro rata basis of its interest, in the form of convertible notes and warrants limited to €50 million. The shareholders' agreement concluded between France Telecom, the investment funds and Caisse des Dépôts gives control over Tower Participations SAS to the investment funds who in particular have the majority of representation in the supervisory board. The shareholders are committed, in the event of breach of contractual provisions relating to the composition of the supervisory board or majority rules for the general shareholders meetings of Tower Participations SAS to pay on a pro rata basis among the defaulting parties a penalty of €400 million to the investment funds. Moreover, the shareholder agreement organizes the shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divesture subject to legislation currently in force. See Note 3 in the Notes to the Consolidated Financial Statements.

- **Sale of carry back receivables**

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for the years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 26, France Telecom has accepted a normal clause relating to the existence of sold receivables to the credit institution and is committed to indemnify it for any error or inaccuracy noted in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3-year period beyond June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

5.10.6 Other commitments
Off balance sheet commitments related to investment securities

(i) As part of the agreements between certain companies of the group and their partners within other subsidiaries or consortia, clauses relating to put or call options exist over shares held by partners as well as clauses relating to the transfer of such shares of which the most significant are:

- **TP SA**

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP SA at October 31, 2001. The consortium did not exercise, between January 1, 2002 and December 31, 2002 the call option over 2.5% of the capital of TP SA plus one share, which would have enabled the consortium to become the majority shareholder of TP SA. Moreover, the consortium also holds a call option enabling it to acquire a further 10% of the capital of TP SA in the event that the Polish State were to offer TP SA shares, an option exercisable at the same price as that proposed to institutional investors within this offer. The shareholder agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares: (i) France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding: (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA (held through Tele-Invest) and its investment of 3.57% (held through Tele-Invest II) after July 2006 or earlier in the event of change of control or of violation of Kulczyk Holding's obligations, at a price equal to the higher of the acquisition cost plus 15% per year accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its further investment of 3.57% between October 2003 and January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid; the banks who financed the purchase by Tele-Invest and Tele-Invest II, 100% subsidiaries of Kulczyk Holding, of TP SA shares can also demand, under certain conditions (notably the insolvency of Kulczyk Holding or default on certain of its financial commitments, non respect by France Telecom of certain financial ratios—see Note 16.2 in the Notes to the Consolidated Financial Statements) that France Telecom takes possession of all the shares which the banks may hold as security (or their rights on these shares) at a price equal to the amounts remaining outstanding under the credit facilities drawn to finance the acquisitions plus interest. The amount of this commitment was approximately €1.9 billion at December 31, 2002.

The movement in the TP SA share price has lead France Telecom to record a provision for the difference between the commitment and the value in use of the TP SA shares to be received, i.e. a provision of €571 million in 2002 (of which €300 million in the first half of 2002) (see Notes 18 and 25).

If the Kulczyk Holding put option had been exercised at December 31, 2002, France Telecom's interest in TP SA would have increased from 33.93% to 47.50%. There would have been as a result an increase in goodwill of €1.3 billion, an increase in borrowings of €1.9 billion and a decrease in minority interest of €0.6 billion; the provision of €571 million at December 31, 2002 would have then represented a partial depreciation of the additional goodwill recognized on TP SA.

- **San Salvador CTE**

France Telecom sold in March 2000 24.5% of the shares which it held in the capital of Estel Co. LLC ("Estel") to Central America Communications LLC ("CAC"). In the context of this sale, France Telecom granted CAC a put option exercisable in case of default of CAC under the terms of the credit agreement between CAC and Citibank. The price varies between $134.8 million for all 490 CAC shares in Estel before September 16, 2003 latest falling to $101.1 million between September 17, 2003 and September 16, 2004, then $67.4 million between September 17, 2004 and September 16, 2005, and $33.7 million between September 15, 2005 and June 16, 2007.

- **Orange Dominicana**

Orange's co-shareholder has a put option, exercisable at any time during the month of January of each year between 2003 and 2007 at market value as appraised by an independent investment bank, whereby it can sell its 14% shareholding in this company. France Telecom believes, to the best of its current knowledge, that the financial exposure of France Telecom relating to this commitment is not significant.

- **TP Internet**

TP Internet, a 100% subsidiary of TP SA, has granted a put option on 2,235,002 shares of the company Wirtualna Polska SA held by the other shareholders of that company. This option allows them, if the number of unique users of Wirtualna Polska exceeds set goals, to sell to TP Internet their shares between June 1, 2005 and June 1, 2006 at a price of $16.78 per share increased based on ratios relating to the number of unique users up to a maximum of $66.40, i.e., a value of between €37 million and €146 million. This option may be exercised before June 1, 2005 in the event of a breach by TP SA or one of its subsidiaries of their commitment to not operate a competitive Internet portal, with the exception of the WAPGO portal operated by PTK Centertel. The management of TP Internet has begun negotiations with the minority shareholders of Wirtualna Polska in order to revise the method of evaluation of shares included in the put option agreement to reduce the cost of this commitment. These negotiations are not yet complete.

TP Internet has also granted a put option over 319,564 shares of the company Parkiet Media SA held by the other shareholders. This option enables them to sell their shares to TP Internet. It is exercisable for 50% of the shares in 2004 and 50% in 2005 at a price indexed on sales and the net result of Parkiet Media SA for the year preceding the exercise of the option. France Telecom does not consider itself exposed to a significant risk related to this option.

Moreover, France Telecom has agreed with its partners in some companies clauses for forced or optional transfer of shares whose first objective is to ensure the respect of the commitments by the parties and the resolution of situations of disagreement. Most of these clauses provide for the determination of a transfer price on the basis of market value, generally as fixed by an expert.

France Telecom considers that the start up status of many of the companies concerned gives a spread of values too large to be pertinent and that their publication would be prejudicial to France Telecom's interest in normal negotiations between the parties in the event of the transfer clauses being applied.

- **Wind**

The agreements governing relationships between the France Telecom group, Enel and Wind provide for the obligation for the France Telecom group and Enel to finance the development of Wind in the limits

of a business plan approved by them. France Telecom holds an option to purchase a portion of the Wind shares held by Enel, sufficient to increase its equity interest in Wind to 76.6% of Enel's interest. This option can be exercised at any moment between July 31, 2003 and January 31, 2004 at market price as determined by investment banks or, if Wind is listed, a price fixed between a range of 15% over and below the IPO price of Wind plus 10%.

The market price for the purposes of these agreements is the price per share which a third party would pay to acquire all the shares on the basis of evaluations made by investment banks.

The agreements governing relationships between the France Telecom group, Enel and Wind give the France Telecom group certain rights over important decisions concerning Wind, and notably a qualified majority of 83% for the adoption of any decision in an extraordinary shareholders' meeting. The adoption by the board of directors of certain important decisions needs the favorable vote of at least one of the directors appointed by the France Telecom group. In the event of a deadlock on the board of directors over decisions needing a favorable vote of at least one of the directors named by the France Telecom group, after a mediation procedure, the decision is taken on the basis of an expert opinion. In the event of a deadlock in an extraordinary shareholders' meeting, over a decision requiring a qualified majority, the party whose position is not met following a mediation and arbitrage procedure has a put option over all its shares at market price plus 25%.

Moreover, France Telecom also holds a put option of its Wind shares to Enel at market value (as defined by the agreements) exercisable at any moment in the event of a disagreement between France Telecom and Enel as to a decision made or adopted by Wind if France Telecom makes its disagreement known and the decision is not revoked within a certain timeframe.

Call options are also provided for in the event of a change in control of the shareholders. Finally, in the event of violation confirmed in an arbitration ruling, the non defaulting party has the right to purchase the shares of the defaulting party at market price.

France Telecom provided counter-guarantees in favor of Enel, the majority shareholder in Wind, to cover a portion of the guarantees that Enel granted to financial institutions relating to (i) deferred payment of Wind's UMTS license and (ii) annual payments made by Wind for rights of way to Italian railroads regarding Wind's right to use railroad infrastructures for its fixed line telephony activities. France Telecom's remaining obligation under these guarantees was €152 million at December 31, 2002.

This amount represents Orange's share, or 26.58%, in Wind's remaining obligations that expire on December 31, 2010.

France Telecom granted counter guarantees in favor of Enel, the majority shareholder of Wind, to cover its share of guarantees made by Enel to financial institutions as part of (i) the deferred payment of Wind's UMTS license and (ii) the annual payments by Wind to the Italian railways for the right to use the rail infrastructure for fixed line operations. The residual commitments of France Telecom under these guarantees amounts to €152 million at December 31, 2002. This amount represents Orange's share, i.e. 26.58% if the residual commitments of Wind expiring December 31, 2010. Orange signed an agreement on March 20, 2003 regarding the sale of its interest in Wind to Enel. This agreement provides for the cancellation of all agreements governing the relationship between France Telecom, Enel, and Wind. See "5.5 Recent Developments".

- **Orange Slovensko**

The shareholder agreements which govern the relationships between Orange and its partners in Slovakia provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major subject even after a process of mediation. These options are in general exercisable and market priced. If Orange defaults on its commitments in Slovakia, the exercise price includes the damages and interest estimated to be paid to the other shareholders.

- **BITCO (Thailand)**

If one shareholder of this company claims that one of its co-shareholders has committed a material breach under the terms of the shareholders' agreement, and that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to buy the defaulting party's shares at 80% of market value or sell its own shares to the defaulting party at 120% of market value. An act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a Thai telecommunications company to less than 50%, so Orange cannot effectively either exercise a call or be compelled to accept a put which would increase its present stake to 50% or above.

- **ECMS (Egypt)**

The shareholder agreements which govern relationships between France Telecom and Orascom provide for the exercise of put and call options in the event of a serious disagreement between the parties or put and call options in the event of change of control of one party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change in control of the shareholders, the exercise price corresponds to 115% of the market price. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom.

- **Sweden**

Orange's co-shareholders in 3G Infrastructure Services AB ("3Gis"), a joint venture jointly operated by Orange and two other operators in Sweden, have a call option on the interests held by Orange in 3Gis in the event of a breach by Orange of its financing obligations to 3Gis or if the UMTS license held by Orange Sverige AB is transferred to a third party. The exercise price is the nominal amount of the shares held by Orange Sverige AB in 3Gis. As a consequence of Orange's decision to withdraw from the Swedish market, Orange's interests in 3Gis were fully depreciated at December 31, 2002.

- **Denmark**

Wireless Services Denmark A/S ("WSD") holds approximately 67.2% of Orange Holding A/S, which holds 100% of Orange A/S, the operating subsidiary in Denmark. In the event of a material default of WSD on its obligations, the agreement sets out that the other shareholders can force WSD to purchase their shares in Orange Holding at market value. In the event of a default by the other shareholders on their obligations, WSD and the non defaulting parties can purchase the shares of the defaulting shareholders at 75% of market value. Moreover, the shareholders have accepted, in view of a planned solvency ratio imposed by the Danish telecommunications agency in order to keep the telephony license, to make contributions to Orange Holding such as to maintain its shareholders' equity at a level which is satisfactory given these ratios.

- **Novis / Clixgest**

The shareholder agreement which governs relationships between Atlas Services Belgium (<<Atlas>>) and Sonae, its partner in the companies Novis and Clixgest provide for the exercise of put or call options in the event of serious default by one of the shareholders. The call options can be exercised at market price less 20%. The contracts governing the put options provide that Sonae would be entitled to exercise its option at market price plus 20% whereas Atlas would be entitled to exercise its option at market price plus 40%, the difference in price being due to the control premium which Sonae benefits from.

5.10.7 Security Interests

In the ordinary course of business, France Telecom grants certain pledges, mortgages or other security interests of which the most significant at December 31, 2002 are as follows:

| | At December 31, 2002 | | |
| | amount of guaranteed asset (a) | Total entered on the balance sheet (b) | corresponding percentage (a) / (b) |
Type of guarantee/mortgage (in € millions)			
On intangible assets	6,595	18,411	38.6 %
On tangible assets	4,935	36,268	13.6 %
On financial assets	925	3,770	24.5 %
TOTAL	**12,455**	**58,449**	**21.3 %**

(i)   Shares and other assets owned by Orange have been pledged to financial institutions in order to secure the repayment of bank loans and credit facilities contracted by Orange, amounting to €2,545 million (used portion) and totaling €3,043 million (total amount of the loans and facilities) at December 31, 2002. The main pledged assets relate to the following at December 31, 2002:

 •   A substantial portion of Orange Holdings UK's and its subsidiaries's fixed assets, representing a net book-value of €10,006 million at December 31, 2002,

 •   The business and substantially all the buildings owned by Mobistar SA,

 •   Orange's consolidated investments in Romania, Slovakia, Denmark, Botswana, Madagascar, Egypt, Cameroon and Sweden (being exclusively the investment of Orange Sverige AB in 3Gis) and in its non-consolidated subsidiary in Portugal.

(ii)   As part of the sale of commercial receivables, described in Note 9, the shares subscribed by France Telecom in the Fonds Communs de Créances are no longer pledged to them since January 15, 2003.

(iii)   As part of its swaps contracts, France Telecom may be required to post securities, of which the amount recorded at December 31, 2002 amounts to €359 million.

Certain of France Telecom's financial agreements contain negative pledge clauses relating to certain assets or certain categories of debt.

Management considers, to the best of its current knowledge that there are no existing commitments likely to have a material impact on the current or future financial condition of France Telecom, other than those listed above.

5.11 Capital Expenditures and Investments

The following table below sets forth the investments made for the years ending December 31, 2000, 2001 and 2002.

| | Year ended December 31, | | |
| | 2002 | 2001 | 2000 |
	(€ millions)		
Capital expenditures (excluding licenses)	7,441	8,091	7,245
Investments in UMTS and GSM licenses	134	873	7,068
Other investments[1]	2,228	4,355	40,561

(1)   Excluding the repurchase of own shares and net of cash sold. See "5.8.1 Liquidity — Net cash used in investing activities".

Capital expenditures and tangible and intangible investments

Tangible and intangible investments excluding licenses

Changes from 2001 to 2002:

Tangible and intangible investments excluding licenses fell significantly between 2001 and 2002, decreasing 8% in historical terms and 21% on a comparable basis. On a comparable basis, this decrease was mainly the result of reported reductions in Fixed line, voice and data services — France and Outside France.

At December 31, 2002, tangible and intangible investments excluding licenses increased to €7,441 million compared to €8,091 million in 2001 in historical terms and increased to €9,377 million on a comparable basis. They can be broken down by segment in the following manner:

	Year ended December 31,		
	2002	**2001**	**2001**
		on a comparable basis	**historical**
		(€ millions)	
Orange	3,281	3,430	3,356
Wanadoo	108	110	111
Fixed Voice Services, France	2,101	2,732	2,718
Fixed Voice Services, Outside France	2,038	3,105	1,906

Excluding UMTS and GSM licenses, the tangible and intangible investments of the "Orange" segment decreased 4.3% to €3,281 million at December 31, 2002 compared to €3,430 million at December 31, 2001 on a comparable basis. Costs related to tangible investment decreased 2.7% in 2002 to €3,263 million from €3,353 million at December 31, 2001. In France, the costs of Orange's tangible investments decreased 1.3% at year ending December 31, 2002. This decline was due to lower capital spending for second generation equipment and by immaterial costs incurred for the third generation (UMTS).

In the United Kingdom, tangible investments also decreased 8.6% from their level at December 31, 2001. This reflects the slowdown in capital spending on second generation equipment and lower-than-expected spending to acquire and prepare sites for third generation communications networks.

Orange's tangible investments excluding France and the United Kingdom increased 2.0% due to the lower capital spending mainly in Egypt, Belgium and Romania. Additionally, 2002 numbers included the impact of deploying a new network in Sweden. Orange withdrew its investments in Sweden following an announcement in December 2002.

On a comparable basis, the tangible and intangible investments for the "Wanadoo" segment decreased 1.7% from 2001 to 2002. The "Access and Portals" activities boosted their capital spending and production capacity, in particular, to accommodate growth in the number of customers and audience, whereas the self-constructed assets for audiovisual activities declined, which explains the reduction reported compared to 2001. Investment in "Telephone book" activities remained stable.

Tangible and intangible investment in the "Fixed line, voice and data services — France" segment decreased 23.1% in figures presented on a comparable basis for the year ending December 31, 2002.

On this basis, capital expenditures on networks, which accounts for more than half (56%) of tangible and intangible investment, decreased a total of 34%. Owing to the rationalization and optimization of the networks, the main investment accounts are down except for ADSL. The most important changes concern:

- the local loop, whose capital spending decreased 21.5% in 2002. This reduction is mainly explained by the effects of rebuilding the network during the first half of 2001 following the storm of December 1999;

- capital expenditures on the switched telephone network, other specialized networks and the resources shared by these networks, which decreased by 46.2% due to the effects of lower prices for equipment and the focus of infrastructure investment on high speed (ADSL) and the renovation of radio links;

- investment on other Internet equipment was down 32% due to the refocusing of spending on high speed equipment and lower prices for equipment for high speed access services; and

- the 14% increase in investment in ADSL between 2001 and 2002 due to the objective of covering 80% of the population by 2003 and increased growth in the customer base in 2002 from 2001 despite a drop in the price of equipment.

The other tangible and intangible investment items for the "Fixed line, voice and data services — France" segment (data processing, real estate, handsets, pay phones and intangible investments) were stable. This reduction reflects the lower spending on data processing equipment and real estate. Conversely, tangible investments (excluding the network) show increased spending on handsets for the purpose of updating the range of handsets leased to encourage use of the new services.

The "Fixed line, voice and data services — Outside France" segment reported a 7.0% increase in its tangible and intangible investments (excluding UMTS licenses) in historic terms in 2002. The increase is mainly due to the consolidation of the TP Group's segment, which is partially offset by the consolidation of Telecom Argentina as an equity affiliate and the transfer of Mobinil /ECMS to the "Orange" segment. Hence, on a comparable basis, tangible and intangible investments decreased 34.3% mainly due to (i) the savings from the synergies gained by the new entity, Equant, (ii) the continuation of the optimization program begun in 2001 by the TP Group and (iii) reduced spending by other subsidiaries like Uni2 and Casema.

Changes between fiscal years 2000 and 2001

The increase in tangible and intangible investments from 2000 to 2001 (excluding licenses) resulted from changes in the scope of consolidation of Orange UK, Orange Communications SA and the newly formed Equant.

Tangible and intangible investments (excluding licenses) increased to €8,091 million in 2001, broken down by segment in the following manner:

- capital expenditures of the Orange segment totaled €3,356 million in 2001, compared to €2,449 million in 2000;

- capital expenditures of the "Wanadoo" segment totaled €111 million in 2001, compared to €96 million in 2000;

- capital expenditures of the "Fixed line, voice and data services — France" segment totaled €2,718 million in 2001, compared to €2,363 million in 2000; and

- capital expenditures of the "Fixed line, voice and data services — Outside France" segment totaled €1,906 million in 2001, compared to €2,339 million in 2000.

The 37% increase in tangible and intangible investments (excluding UMTS licenses) of the Orange segment in 2001 was mainly due to changes in the scope of consolidation (including the consolidation of Orange plc as of September 2000 and Orange Communications SA as of November 2000) and was also due to international expansion of subsidiaries, such as Globtel, Orange Sverige and Mobistar.

252

Tangible and intangible investments of the Wanadoo segment increased 15.4% in 2001, mainly due to the consolidation of Freeserve since March 2001 and the increase in capitalized production for publishing.

Tangible and intangible investments of the "Fixed line, voice and data services — France segment" increased 15% in 2001 compared to 2000, due to the development of Internet access and sectoral networks (high speed and ADSL), data transmission networks and digital television, as well as the renovation of traditional switching networks.

Tangible and intangible investments of the "Fixed line, voice and data services — Outside France" segment decreased more than 18% in 2001, mainly due to fixed line and cable network infrastructure deployment by subsidiaries in 2000. These factors were partially offset by increases due to the impact of the consolidation of Equant, as well as the deployment of France Telecom's international network.

Acquisitions of UMTS and GSM licenses

Orange's investments at December 31, 2002 included €53 million for a complementary payment of a GSM license in the Ivory Coast and €35 million for the acquisition of a UMTS license in Slovakia. Moreover, intangible investments for the "Fixed line, voice and data services — Outside France" segment include the acquisition of a GSM license in Ikatel, Mali for €46 million.

Orange's intangible investments in 2001 include, notably, the acquisition of UMTS licenses in Belgium (for €151 million), in Denmark (for €104 million) and in France (for €619 million).

In 2000, investments in UMTS licenses were comprised of the purchase of two licenses, for Orange UK (€6,632 million) and for Dutchtone Multimedia BV (€436 million), respectively.

The item "telecommunications licenses" at December 31, 2002 relates primarily to the net value of the operating licenses of UMTS and GSM mobile networks in the United Kingdom (€7 billion in 2000), France (€619 million in 2001), Poland (€497 million, variations in consolidation in 2002) and The Netherlands (€437 million in 2000).

The report concerning the deployment of networks and UMTS services led France Telecom to examine the value of its English UMTS license at December 31, 2002 (€6.3 billion). The deployment of the third generation technology resulting from the acquisition of the UMTS licenses enables Orange, as a GSM operator, to:

- acquire the supplementary spectrum to ensure the development of voice transmission as well as access to a frequency band allowing multimedia services; and

- oversee the development of it business model:

  - the development of its UMTS service offerings, often derived from it second generation offerings, is significantly interlinked with its existing service models;

  - The architecture of the UMTS network incorporates the DCS network with an additional coverage strategy; and

  - the offering should not affect technology subscribers (subscribers using a network or the offering according to the intended uses, the access to the new 3G services should assist in the winning over of 2G subscribers).

Taking into account the overlapping of the service offerings of the 2nd and 3rd generation technical and business plan, this review, at the level of Orange plc., consisted of comparing the 2nd and 3rd generation tangible and intangible assets with variations in cash flow of 9% during the validity of the UMTS license so that they emerge from its business plan. A depreciation was not considered necessary at December 31, 2002. Certain factors such as technological evolutions, the introduction of alternative offers or insufficient consumer interest could reinstate this evaluation/appreciation.

Financial Investments

- In 2002 the net cash used in financial investments totaled €2,228 million excluding the purchase of treasury stock and net of the cash amount acquired in connection with these investments. The main financial investments are:

  — exercise of the call option on all of NTL's preferred stock held by financial institutions for $1.1 billion, equivalent to €1,092 million;

  — the purchase of approximately 103 million Orange shares for €950 million. The shares were previously held by E.On in exchange for the sale of its equity stake in OCH, formerly Orange Communications SA in Switzerland, to Orange SA. This purchase was made as part of E.On's exercise of its put option;

  — Orange's participation in BITCO Thailand's capital increase for €69 million;

  — Orange's participation in Wind's capital increase in Italy for €48 million;

  — participation in Novis's capital increase for €26 million;

  — Wanadoo's purchase of an additional share of the minority interest in QDQ Media for €23 million, which raised its holding to 99%;

  — Orange's participation in Optimus's capital increase in Portugal for €20 million;

  — Orange's acquisition of the remaining shares in Orange Communications SA for €16 million;

  — Wanadoo Portails' purchase of the minority interests in Wanadoo Editions for €13 million raising Wanadoo Portails' controlling stake in Wanadoo Editions to 100%;

  — the acquisition of Openet Telecom by Orange and Orange World & Brand for €12 million. Openet Telecom is an Irish company that specializes in implementation and development of tools for managing customer receivables and billing for telecommunications companies; and

  — Wanadoo's purchase of MyWeb, the Netherlands Internet service provider, for €5 million.

The cash allocated to financial investments was reduced by another €155 million equivalent to the amount of cash acquired of which €144 million represents the TP Group's net cash at April 1, 2002 when it was fully consolidated.

In 2001, net cash used in investing activities included the following principal financial investments:

- payment to Deutsche Telekom for the repurchase in 2000 of 18.9% of the capital of Wind for €2,076 million (payment recorded in other short term debts in the balance sheet at December 31, 2000);

- participation in the capital increase of Wind for €190 million;

- acquisition of an additional 8.93% of TP SA in Poland for €679 million, increasing the percentage of France Telecom's interest from 25% to 33.93% as of October 1, 2001;

- participation in the capital increase of PTK Centertel in Poland for €124 million;

- acquisition by Orange SA of an additional 14.75% interest in the Swiss wireless operator Orange Communications SA for €175 million, bringing Orange SA's total holdings to 99.75%. An additional €59 million remains payable for the outstanding payments to be made for acquisitions that occurred during the 2000 financial year;

- repurchase of shares held by Motorola (25.15%) in ECMS/Mobinil for a total net cash amount of €205 million, increasing France Telecom's holding to 71.25%;

- acquisition by Orange SA of an additional 15% of BITCO (Thailand) for €158 million, bringing its direct holding to 49%;

- acquisition of 49% of Digita in Finland by TDF for €125 million in cash;

- acquisition of an additional 31% of Uni2 for €102 million, bringing France Telecom's holding to 100%;

- increase in control of QDQ Media to 86.7%, of which 30%, or €85 million, was paid in cash, with the balance paid by exchange of Wanadoo SA shares; and

- in addition, other less significant investments were carried out in France, Spain, Germany, Sweden and Portugal, with the goal of reinforcing France Telecom's competitive position in Europe.

In 2000, France Telecom's principal financial investments included:

- acquisition of Orange plc and its group in August 2000 for €21,693 million;

- acquisition of an additional equity interest in NTL for €5,397 million;

- acquisition of Sprint and Deutsche Telekom's share holdings in Atlas-Global One for €4,055 million, thus enabling France Telecom to acquire full control of Global One;

- acquisition of an additional 28.5% of MobilCom in October 2000 for €3,749 million;

- acquisition of 25% of TP SA, the Polish network operator, in October 2000 for €3,411 million;

- acquisition of an additional 42.5% of Orange Communications SA, the Swiss wireless operator, for €1,280 million, of which €241 million was paid in 2000, the remaining amount to be paid in cash and Orange SA shares in 2001, bringing France Telecom's total holding to 85%;

- acquisition of an interest in Jordan Telecom, the Jordanian network operator, in January 2000 for €485 million, net of cash acquired, through the acquisition of 88% of Jitco, which holds 40% of Jordan Telecom;

- acquisition of 34% of BITCO in Thailand via Orange plc for €388 million;

- acquisition of 40% of Mauritius Telecom for €309 million; and

- other less significant investments in Brazil, The Netherlands, Slovakia, Poland, France, the Dominican Republic and Portugal, which allowed France Telecom to reinforce its strategic position in Europe and beyond.

5.12 Inflation

France Telecom's revenues in recent years have not been substantially affected by inflation.

5.13 Seasonality

For a discussion of the seasonal trends affecting France Telecom's main business, see "Item 4. Information on France Telecom — 4.10 Seasonality".

5.14 Outlook

France Telecom's goal for 2003 is to achieve 3 to 5% growth in consolidated revenues, driven by growth in wireless and Internet activities. Orange is targeting sustained growth in an increasingly mature market by concentrating on higher value-added customers and Wanadoo expects to achieve a 25 to 30% increase in revenues in 2003. France Telecom's objective for the "Fixed line, voice and data services — France" segment is to position broadband as a growth driver, to offset the measured decline in revenues from fixed-line telephony. Revenues from the "Fixed line, voice and data services — Outside France" segment are expected to continue to grow at the same rate as in the last quarter of 2002, in line with France Telecom's objectives.

France Telecom is targeting double-digit growth in operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan (formerly referred to as EBITDA) and operating income in 2003.

France Telecom confirms its announced goal of generating more than €3 billion of net cash flow from operations, less net cash used in investing activities in 2003.

France Telecom plans to spend approximately €20 billion over the three-year period from 2003 to 2005 on capital expenditures, with a little less than half of that amount devoted to investments in wireless.

For a detailed analysis of France Telecom's strategy, see "Item 4. Information on France Telecom — 4.2 Strategy".

5.15 Summary of the Principal Differences Between French Generally Accepted Accounting Principles ("French GAAP") and US Generally Accepted Accounting Principles ("US GAAP")

For the years ended December 31, 2002, 2001 and 2000, France Telecom's net income (loss) amounted to (€20.7) billion, (€8.3) billion, and €3.7 billion, respectively, under French GAAP and net income (loss) amounted to (€33.6) billion, (€19.3) billion and €5.1 billion, respectively, under US GAAP. The principal differences between French GAAP and US GAAP affecting France Telecom's net income (loss) result from:

For the year ended December 31, 2002, 2001 and 2000

(i)   the valuation of goodwill under US GAAP principally resulting from the adoption of SFAS 142 *Goodwill and Other Intangible Assets* on January 1, 2002, as applicable to France Telecom, required measuring goodwill impairment by reference to the reporting units' (Orange and Equant) fair value which was based on their stock market price, as opposed to the value in use method used under French GAAP. This GAAP difference resulted in recording a material goodwill impairment charge of €20.8 billion or €(18.87) per share in 2002 under US GAAP. As of December 31, 2001, considering the difference between the net book value of Equant's long-lived assets (primarily goodwill) which was materially higher under US GAAP than under French GAAP, France Telecom recorded an impairment write-down based on Equant's market value at December 31, 2001 amounting to €7.9 billion. As of December 31, 2002, France Telecom recorded impairment charges under French GAAP for the write-down of goodwill and other long-lived assets totaling €4.2 billion relating to its investment in Equant, and €0.9 billion relating to its investment in Orange Communications SA . Given that under US GAAP impairment charges had been recorded in 2001 for Equant and as of June 30, 2002 for Orange, France Telecom reversed the €4.2 billion Equant impairment charge and the €0.9 billion Orange Communications SA impairment charge recorded under French GAAP in 2002 for reconciliation purposes to US GAAP. Refer to Note 32 in the Consolidated Financial Statements for further discussion.

(ii) differences in the amortization of goodwill prior to adoption of SFAS142, principally resulting from the higher amount of goodwill according to US GAAP as compared to French GAAP. Beginning on January 1, 2002 upon adoption of SFAS 142, goodwill is no longer amortized under US GAAP;

(iii) differences relating to intangible assets, whereby under US GAAP prior to adoption of SFAS 142, brand names, trademarks and customer relationships were amortized over their expected useful lives. Beginning on January 1, 2002 upon adoption of SFAS 142, brand names and trademarks are no longer amortized, while customer relationships continue to be amortized. Additionally, interest costs associated with UMTS telecommunication licenses are capitalized during the construction period of the UMTS networks under US GAAP;

(iv) gain recognition from transactions involving transfers of assets under common control, whereas under US GAAP, the consideration received in excess of the historical carrying value of the assets transferred in the books of the seller is reflected as a share capital transaction (i.e. either as additional paid in capital or as a dividend); the sale of TDF in December 2002 resulted in France Telecom recording under US GAAP €350 million as additional paid-in capital, and the related investment in Tower Participation SAS (TDF's new parent company) was carried over from TDF's historical carrying value. Under French GAAP, the gain related to the sale of TDF is deferred to the extent of the 36.2% indirect continuing ownership interest retained by France Telecom in TDF;

(v) stock-based compensation costs, whereas under US GAAP, prior to adoption of SFAS 123 *Accounting for Stock-Based Compensation* on January 1, 2002, compensation costs relating to the issuance of stock options to employees was accounted for under APB *25 Accounting for Stock Issued to Employees*, which requires that stock-based compensation costs be measured based on the intrinsic value of the options (the excess of the market price of the underlying common stock at the date of grant over the exercise price of the option), and expense recognized over the options' vesting period. Beginning on January 1, 2002 upon adoption of SFAS 123, as amended by SFAS 148 *Accounting for Stock-Based Compensation — Transition and Disclosure*, stock-based compensation expense is measured based on the estimated fair value of the stock option at the date of grant, and recognized over the option's vesting period. The impact on the 2002 consolidated financial statements resulting from the adoption of the fair value method for stock-based employee compensation under US GAAP was the recognition of an additional €151 million (before taxes) in compensation expense. Under French GAAP, no compensation expense is measured or recognized upon the issuance of stock options;

(vi) rules relating to the accounting for sale and leaseback transactions in connection with the sale of technical and office buildings pursuant to a unilateral contract for sale signed in November 2001. Under French GAAP, such transaction was recorded as a sale in 2001 with most of the subsequent leasebacks accounted for as operating leases except for a limited number of buildings recorded as capital leases mainly consisting of strategic technical buildings. Under US GAAP, this transaction was recognized in 2002 as sale and lease-back legal deeds were entered into for each building and recognition of the sale was deferred for a significant portion of them as such transactions did not qualify for sale-leaseback accounting under SFAS 98 *Accounting for Leases* and were recorded as financings while gains were amortized over the term of the operating leasebacks for those qualifying for sale-leaseback accounting;

(vii) transfers of financial assets, that under US GAAP do not meet the sales recognition criteria of SFAS 140 *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, are treated as secured borrowings and no gain is realized;

(viii) the changes in fair values of derivative instruments not qualifying as cash flow or foreign currency hedges are recognized directly in earnings pursuant to the requirements of SFAS 133 *Accounting for Derivative Instruments and Hedging Activities*;

(ix) the investment made in NTL which, pursuant to US GAAP, is accounted for under the equity method. NTL's loss is not limited to the value of the ordinary shares but is extended by impairment charges taken in 2001 on the value of other categories of securities held. Under French GAAP, the NTL investment was treated at acquisition cost and impairment charges were recorded in 2001 and in 2002; and

(x) income taxes paid or income tax benefits received on gains and losses, resulting from inter-company transfers of assets or businesses, such as the 2002 Wanadoo internal transfer, are deferred under US GAAP.

 For the years ended December 31, 2001 and 2000

(xi) provisions for probable losses resulting from the anticipated but not yet complete sale of a subsidiary, required by CRC 98-02, are not recorded under US GAAP; instead those losses are recorded upon completion of the sale. Examples include the result of the partial sale of Global One during the investment in Equant and the loss incurred during the initial public offering of Orange; and

(xii) the valuation of non consolidated publicly traded investments which, under French GAAP, are recorded at the lower of aggregated cost and value in use, whereas under US GAAP (SFAS 115 *Accounting for Certain Investments in Debt and Equity Securities)* those investments are classified as "available-for-sale" securities and recorded at market value, with any unrealized gains and losses recorded in equity via Other Comprehensive Income, unless unrealized losses are deemed to be "other than temporary" in which case they are charged to income.

Furthermore certain expenses excluded from operating income under French GAAP, such as the impairment of goodwill, would have reduced operating income under US GAAP.

Shareholders' equity

At December 31, 2002, 2001 and 2000, France Telecom's consolidated shareholders' equity (deficit) amounted to (€10.0) billion, €21.1 billion and €33.2 billion, respectively under French GAAP and (€26.8) billion, €11.4 billion and €26.3 billion, respectively, under US GAAP. The principal differences between US GAAP and French GAAP affecting shareholders' equity, apart from the differences in net income, are as follows:

(i) other comprehensive income which is included as a component of shareholders' equity under US GAAP (SFAS 130 *Reporting Comprehensive Income)* to record unrealized gains and losses on available-for-sale securities, unrealized gains and losses on cash flow hedges, minimum liability adjustments relating to pension plans, and foreign currency translation adjustments;

(ii) temporary equity, presented separately from shareholders' equity in 2000 and 2001 to record the shares issued by France Telecom to Deutsche Telekom and Vodafone-Mannesmann, which were subject to certain off balance sheet commitments; and

(iii) differences in the method of determining the purchase price of certain business combinations. In particular, US GAAP considers that where the payment is made in shares, fair value is established at the date when the announcement of the transaction is made as opposed to the date the transaction is completed (related to the acquisitions of Equant and Freeserve); the original inclusion in the purchase price of the fair value of CVRs (related to the CVRs issued by France Telecom in connection with the acquisition of Equant); and the results of different accounting treatments for contingent payments (related to the February 28, 2001 agreement with Vodafone-Mannesmann concerning the put and call options on the France Telecom securities issued during the acquisition of Orange plc, treated as a reduction of the purchase price under French GAAP whereas under US GAAP they are considered as an equity transaction).

Accounting for perpetual bonds mandatorily redeemable in shares of France Telecom (TDIRA)

The accounting and balance sheet classification for perpetual bonds mandatorily redeemable in shares of France Telecom (TDIRA) which were issued on March 3, 2003 will result in differences between French and US GAAP. In particular:

Under French GAAP, the TDIRA, will be reflected under a mezzanine caption between equity and liabilities and the related return owed to their holders will be recorded through the income statement.

Under US GAAP, the TDIRA will be reflected as debt at the same fair value as under French GAAP which approximates the nominal value at the issuance date and the related return owed to their holders will be recorded as interest expense through the income statement. The non-detachable conversion feature embedded in the TDIRA will be reflected if it becomes beneficial based on its intrinsic value as additional paid-in capital under equity and, given the conversion feature is exercisable any time by the holder, it will be amortized immediately as interest expense.

Critical accounting policies under US GAAP

Other than the accounting methods described in "5.15 Summary of the Principal Differences Between French Generally Accepted Accounting Principles ("French GAAP") and US Generally Accepted Accounting Principles ("US GAAP") — Critical accounting policies under French GAAP", management considers that the application of the following US critical accounting policies, which may differ from those used for French GAAP, require reliance upon significant judgments, estimates and assumptions.

Impairment of intangible assets, goodwill, and property, plant and equipment

To assess impairment of property, plant and equipment and intangible assets being amortized under US GAAP, France Telecom applies SFAS 144, *Accounting for the Impairment or Disposal of long-lived Assets*. If management has concluded that impairment indicators exist, France Telecom tests for impairment by comparing the sum of the future undiscounted cash flows expected to be derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets' fair value, typically using a discounted cash flow method or, when necessary or required, market based valuations. The identification of impairment indicators, the estimation of future cash flow and the determination of fair values for assets or groups of assets require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates or control premiums. If actual results differ from these estimates, or if France Telecom adjusts these estimates in future periods, operating results could be significantly affected.

As of December 31, 2001, considering the difference between the net book value of Equant's long-lived assets (primarily goodwill) which was materially higher under US GAAP than under French GAAP, mainly due to the amount attributable to the Contingent Value Rights (CVRs) and the higher value for the France Telecom shares contributed to SITA in the acquisition of Equant, an impairment review of Equant long-lived assets had been carried out in accordance with US GAAP. That review resulted in an impairment write-down based on Equant's market value at December 31, 2001 amounting to €7.9 billion.

SFAS 142, *Goodwill and Other Intangible Assets* became effective in 2002, and as a result, France Telecom ceased to amortize goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that goodwill of consolidated entities and intangible assets with indefinite useful lives be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a

prescribed two-step process. The first step screens for potential impairment, while the second step measures the amount of impairment, if any. Under US GAAP, goodwill impairment is best measured when based upon the market values of a reporting unit.

France Telecom has identified the following reporting units which will contain the most significant portions of the outstanding balance of goodwill: Orange, Equant, Wanadoo—Internet and Wanadoo—Directories. France Telecom estimates fair value for Orange and Equant using the quoted market prices adjusted for an appropriate "control premium". For Wanadoo—Internet and Wanadoo—Directories, the fair value is based on market comparables. Due to the decreasing trends in the reporting units' stock prices in the first half of 2002, France Telecom performed interim goodwill impairment tests on the Orange and Equant reporting units as of June 30, 2002 and recognized significant goodwill impairment charges totaling €20.8 billion or €18.87 loss per basic and fully diluted share, in connection with SFAS 142 due to the considerable decrease in the reporting units' market values. France Telecom performed the annual goodwill impairment tests for the Orange, Wanadoo—Internet, and Wanadoo—Directories reporting units as of November 30, 2002. Based on those tests, France Telecom recorded no additional goodwill impairment charges. As noted in Note 4 to the consolidated financial statements, under French and US GAAP, France Telecom recorded goodwill impairment charges totaling approximately €0.1 billion relating to its investment in JTC-Jordan as of December 31, 2002.

Had those impairment tests noted above been performed as of December 31, 2002, the Orange reporting unit impairment charge recorded would have been less due to the higher Orange stock price at December 31, 2002.

Investments accounted for using the equity method

To assess impairment of the carrying value of equity accounted investments, France Telecom applies APB 18, *The Equity Method of Accounting for Investments in Common Stock*. If management has concluded that an investment has incurred an other than temporary decline in value, a charge to earnings is recorded. In determining whether a decline in value is other than temporary and the amount of the decline, management considers several factors such as the investee's inability to sustain an earnings capacity which would justify the carrying amount, the current fair value (quoted market prices, when available) of the investment and other factors, such as analysis of budgets and projected discounted cash-flows, as well as the overall economic outlook for the industry. The evaluation of these factors requires significant management judgment.

Deferred taxes

Under US GAAP, deferred taxes are recorded for temporary differences, including net operating loss carry-forwards. In addition, under US GAAP, France Telecom records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. France Telecom has considered its future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance under a determined period given current US practice. In the event that France Telecom were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination were made. In the event that France Telecom were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination were made.

Other accruals

Under US GAAP, loss contingencies are recognized in accordance with SFAS 5, *Accounting for Contingencies*. Liabilities are accrued when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Management makes these estimates primarily

with the analyses of internal specialists, if available, or with the support of outside specialists, such as actuaries or legal counsel. If necessary, revision of management's estimates of these loss contingencies may significantly affect future operating results.

Cost method investments

Under US GAAP, if an investment's fair value declines below cost, the investor must determine whether there is adequate evidence to overcome the presumption that the decline is other than temporary. Such evidence may include:

- recoveries in fair value subsequent to the balance sheet date;

- the investee's financial performance and near-term prospects (as indicated by factors such as earnings trends, dividend payments, asset quality, and specific events); and

- the financial condition and prospects for the investee's geographic region and industry.

The evaluation of whether a decline in fair value is other than temporary requires considerable management judgment. If the decline is other than temporary, the investment is written down to fair value through a charge to earnings.

Derivatives fair value

Derivative financial instruments, mainly including instruments used in France Telecom's hedging strategy and derivatives embedded in certain acquisition contracts, are recorded at fair value. Unrealized gains and losses for the majority of these derivatives, which do not qualify as hedges under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, are reflected in earnings. Fair values are based on listed market prices, where possible. If listed market prices are not available, fair value is based on other relevant factors, including banker price quotations and price quotations for similar instruments traded in different markets. Fair values for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments, as well as time value and yield curve or volatility factors underlying the positions.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. To the extent financial contracts have extended maturity dates, France Telecom's estimates of fair value may involve greater subjectivity due to the low level of availability of transparent market data upon which to base modeling assumptions.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002. France Telecom does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

In April 2002, the Financial Accounting Standards Board issued SFAS 145 *Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections.* This Statement

amends FASB Statement 13, *Accounting for Leases,* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The other provisions are effective for transactions occurring on or after May 15, 2002. The adoption of the provisions of this Statement relating to 2002 have not resulted in a material impact on France Telecom's financial position or on its results of operation and cashflows as of December 31, 2002. France Telecom does not anticipate that adoption of the provisions of this Statement relating to the classification of gains resulting from the extinguishment of debt (SFAS 4) will have a material impact on its results of operations or its financial position.

In June 2002, the Financial Accounting Standards Board issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This statement addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, and nullifies EITF 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)".* Under SFAS 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement becomes effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. France Telecom does not anticipate that adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

On November 25, 2002, the Financial Accounting Standards Board announced the issuance of Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which has been superseded by this Interpretation. Given observed differences in practice, this Interpretation clarifies the requirements for a guarantor's accounting and interim and annual financial statement disclosures of certain guarantees issued and outstanding. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The incremental disclosure requirements in this Interpretation are effective, and have been adopted by France Telecom, for the financial statements ending December 31, 2002. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002. France Telecom is currently reviewing the initial recognition and measurement provisions of this interpretation to measure the potential impact on its results of operations and financial position.

In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21 *Accounting for Revenue Arrangements with Multiple Deliverables*. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for fiscal periods beginning after June 15, 2003. France Telecom is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

In December 2002, the Financial Accounting Standards Board announced the issuance of SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure (an amendment of FASB Statement 123)* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. France Telecom has adopted the fair value based method of accounting for stock-based employee compensation effective January 1, 2002 using the "modified prospective method" discussed in SFAS 148. The modified prospective method requires the recognition of stock-based compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied as if the fair value based accounting method in this Statement had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. The impact on the 2002 consolidated financial statements resulting from the adoption of the fair value method for stock-based employee compensation noted above was the recognition of an additional €151 million (before taxes) in compensation expense. France Telecom has also adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2003, the Financial Accounting Standards Board announced the issuance of Interpretation No. 46, *Consolidation of Variable Interest Entities (an interpretation of ARB 51).* As a result of increasing transactions involving variable interest entities, and given the fragmented and incomplete accounting literature available, Interpretation 46 addresses consolidation of certain types of variable interest entities by business enterprises considered to be the primary beneficiaries of the variable interest entities. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity' expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. Consolidation of variable interest entities is no longer determined solely on the majority of voting interests approach, but instead on identifying the enterprise holding the controlling financial interests in the variable interest entity. A primary beneficiary holds the controlling financial interests in a variable interest entity and is required to consolidate the assets, liabilities, and results of the activities of the variable interest entity in the primary beneficiary's consolidated financial statements. Interpretation 46 requires additional disclosures relating to transactions involving variable interest entities to be made by primary beneficiaries and enterprises holding significant variable interests in variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interests acquired by France Telecom before February 1, 2003, this Interpretation becomes applicable beginning on January 1, 2004.

France Telecom is currently reviewing this Interpretation to assess the potential impact on its results of operations and final position upon adoption. At this time, Tele-Invest and Tele-Invest II (see Note 28) have been identified as variable interest entities to be consolidated under the Interpretation beginning on January 1, 2004.

Item 6. Directors, Senior Management and Employees

In accordance with law no. 90.658 of July 2, 1990, France Telecom SA is managed by a board of directors and its Chairman of the board of directors, who has the broadest powers, other than those specifically granted to the shareholders' meetings and the special powers reserved for the board of directors, to act on behalf of and represent France Telecom SA.

6.1 Board of Directors

In accordance with Article 10-1 of law no. 90.658 dated July 2, 1990, and law no. 83-675 dated July 26, 1983, to which France Telecom is subject so long as the French State's holding remains above the majority of the share capital, Article 13 of France Telecom's bylaws provides for a board of directors composed of 21 directors, seven of whom are elected by the employees. The 14 non-employee directors include directors representing the French State, who are appointed by decree, and directors representing the other shareholders, who are elected at a shareholders' meeting.

French laws that specifically apply to France Telecom require that shareholders other than the French State be represented on the board of directors of France Telecom; however, neither these laws nor the bylaws of France Telecom specify the distribution of the seats of the 14 unsalaried directors among the directors representing the State and those representing the remaining shareholders. Under ordinary rules of French corporate law, the State, as the majority shareholder, has the power to determine the outcome of a shareholder vote to elect directors.

These relevant provisions of French law stipulate that:

- Directors are appointed for five-year renewable terms. If a seat becomes vacant, the replacement director occupies the seat for the remainder of the term, until the board of directors is reappointed.

- Pursuant to a proposal from the board, the directors will appoint a Chairman of the board of directors by decree, and this director may also be dismissed by decree.

- Directors representing the State are named by decree and their term of office can be terminated at any time by decree.

- Directors representing other shareholders are named by the Shareholders' General Meeting and their term of office can be terminated at any time by a vote of the shareholders, in accordance with the provisions of French company law.

- Directors elected by the employees can be individually removed for gross negligence by decision of the chief justice of the district court of Paris (*Président du Tribunal de Grande Instance de Paris*) upon petition of a majority of the board of directors.

- If serious disputes hinder the administration of the company, the general meeting of shareholders has the power to dismiss all the directors representing the employees. Such a measure shall result in the renewal of the entire board of directors and cannot be exercised again within the course of a year.

An internal regulation of the board of directors relating to attendance at board meetings via teleconferencing has been in place since September 12, 2002. A new internal regulation of the board of directors consistent with the provision recommended by the report of the AFEP-MEDEF working group chaired by Mr. Daniel Bouton for the improvement of corporate governance in listed companies (the "Bouton Report") is in the process of being prepared. It is expected to be adopted by the board of directors in the first half of 2003.

France Telecom has also implemented rules applying restrictions or prohibitions on the involvement of directors in the trading of securities of France Telecom and other listed companies in the France Telecom group regarding which they hold undisclosed information.

The board of directors met 11 times throughout the course of 2002. An average of 18 out of 21 directors attended each board of directors meeting during 2002.

The table below sets forth the names of the directors of France Telecom as of March 1, 2003, their principal occupation or employment and the date of their initial appointment and the expiration of their current position. The Government Commissioner is not a member of the board of directors but attends meetings in an advisory capacity. See "6.3 Corporate Governance" below and "Item 7. Major Shareholders and Related Party Transactions".

Name	Position	Date Appointed	Date Term Expires
Members Elected by the Annual General Meeting of Shareholders			
Thierry Breton	Chairman and Chief Executive Officer	October 2, 2002	December 19, 2005
Bernard Dufau	Director	February 25, 2003	December 19, 2005
Arnaud Lagardère	Director	February 25, 2003	December 19, 2005
Henri Martre	Director	February 25, 2003	December 19, 2005
Stéphane Richard	Director	February 25, 2003	December 19, 2005
Marcel Roulet	Director	February 25, 2003	December 19, 2005
Jean Simonin	Director	May 26, 1998	December 19, 2005
Members Appointed by Decree of the French State			
Alain Costes	Director of Technology, Ministry of Research	December 19, 2000	December 19, 2005
Pierre-Mathieu Duhamel	Director of Finance, Ministry of the Economy, Finance and Industry	January 24, 2003	December 19, 2005
Yannick d'Escatha	Chairman, CNES	December 8, 1995	December 19, 2005
Pierre Gadonneix	Chairman, Gaz de France	May 22, 1998	December 19, 2005
Jean-Pierre Jouyet	Director of the Treasury, Ministry of the Economy, Finance and Industry	October 1, 2002	December 19, 2005
Jacques de Larosière	Advisor, BNP-Paribas	May 22, 1998	December 19, 2005
Henri Serres	Director of Information Systems Security, Secrétariat Général of National Defense	October 1, 2002	December 19, 2005
Members Elected by Employees			
Alain Baron	Employee of France Telecom	December 19, 2000	December 19, 2005
René Dupuy	Employee of France Telecom	May 15, 2002	December 19, 2005
Monique Biot	Employee of France Telecom	December 19, 2000	December 19, 2005
Michel Bonneau	Employee of France Telecom	December 19, 2000	December 19, 2005
Michelle Brisson-Autret	Employee of France Telecom	December 19, 2000	December 19, 2005
Jean-Claude Desrayaud	Employee of France Telecom	April 1, 1996	December 19, 2005
Jean-Michel Gaveau	Employee of France Telecom	December 19, 2000	December 19, 2005
Government Commissioner[1]			
Jeanne Seyvet	Director of Industry, Information, Technology and Postal Services, Secretary of State for Industry	January 13, 1999	
Members of the Economic and Financial Control Mission[2]			
Charles Coppolani	Director of The Mission	December 19, 1999	
Didier Hüe	State Controller	January 22, 2002	

(1) The Government Commissioner is not a member of the board of directors but attends board meetings as a consultant. See "6.3 Corporate Governance — Governmental and Parliamentary oversight".

(2) The two members of The Economic and Financial Control Mission act as consultants to the board of directors.

The board of directors includes five independent directors who are not employed within France Telecom and have no relationship whatsoever with France Telecom or its management that could impair their judgment. They are Messrs. Marc Roulet, Stéphane Richard, Arnaud Lagardère, Henri Martre and Bernard Dufau, all directors appointed by the shareholders' meeting of February 25, 2003.

Other members of the board of directors are either representatives of the French State or employees or former employees of France Telecom and, as such, cannot be considered independent under the terms of the Bouton Report.

Director's biographies

Directors appointed by the Shareholders' General Meeting

Thierry Breton, 48, has been Chairman of the board of directors of France Telecom SA since October 2, 2002. See "6.2 Executive Officers".

Marcel Roulet, 70, is an Honorary Chairman of France Telecom where he was Chairman from 1991 to 1995. Mr. Roulet was chief executive officer of Thomson SA from February 1996 to March 1997 and of Thomson CSF (now Thales) from February 1996 to January 1998. A telecommunications engineer, Mr. Roulet has been retired since January 1, 1999. He has been Chairman of the Paul Delouvrier Associations since March 1998, and has performed consulting work. In addition, Mr. Roulet is a director of Thomson and of Thales (as a representative of Thomson SA), Eurazeo, CCF and chairman of the supervisory board of Gimar Finances. He is also a member of the supervisory board of Eurazeo. Mr. Roulet is a graduate of the *Ecole nationale supérieure des télécommunications.*

Stéphane Richard, 41, has been a member of the board of directors of Vivendi Environnement, the world leader in environmental services, since 2003. Between 1998 and 2003, Mr. Richard was the chief executive officer of Nexity, the first private real estate operator in France. In addition, Mr. Richard is the chairman of the supervisory board of Nexity as well as a member of the board of directors of Banque OBC (Group ABN-AMRO) and UGC SA. Mr. Richard is a graduate of the *Ecole des hautes études commerciales* and of the *Ecole nationale d'administration.*

Arnaud Lagardère, 42, has been manager of Lagardère SCA since March 17, 2003. In addition, Mr. Lagardère has been chairman of Lagardère Média (media division of Lagardère SCA) and Lagardère Active (audiovisual branch of Lagardère Média) since 1999. A graduate of the *Université Paris-Dauphine*, Mr. Lagardère began his career in 1987 by working with his father, Jean-Luc Lagardère. He has been vice-president of the board of directors of ARJIL, manager of the division "Emerging Activities and Electronic Media" for Matra, and general director of Lagardère SA. Mr. Lagardère became chief executive officer of Grolier Inc. in the United States in 1994. After returning to France, Mr. Lagardère focused on the media activity of the group which he reorganized and consolidated. He brought about a successive number of transactions such as the disengagement of Club Internet, the acquisition of a 34% holding in Canalstat and a 27.4% holding in Multithématiques, the purchase of the Virgin stores, and, more recently, the repurchase of the publishing division of Vivendi Universal. Mr. Lagardère is a director of Lagardère SAS and certain of its subsidiaries, Hachette SA and certain of its subsidiaries, Lagardère Capital & Management and Canal Satellite. He is also a *Directeur général délégu*é of Grolier Inc. and Lagardère Capital & Management. Mr. Lagardère is also vice-president executive managing director of Arjil Commanditee-arco, and vice-president of the supervisory board of Banque Arjil & Compagnie, Gérant des Nouvelles Messageries de la Presse Parisienne, HFG and Lagardère Elevage.

Henri Martre, 75, was chief executive officer (1983-1992) and then honorary chairman of Aérospatiale. He was also the vice chairman of the supervisory board of Airbus Industries (1986-1992), Chairman of Cirem (*Club d'information et de réflexion sur l'économie mondiale*) (1987-1999) and Chairman of Gifas (*Groupement des Industries Françaises Aéronautiques*) (1990-1993). Mr. Martre is the honorary chairman of the AECMA (*Association européene des constructeurs de matériel aérospatial*). Mr. Matre is a director of

Renault SA, SOGEPA (French State holding company of EADS), and On-X and chairman of the supervisory board of ESL. He is a member of various councils of the French State (board of governors of aviation trade and board of the CEPII) and associations and foundations (vice-chairman of the Foundation for Strategic Research, chairman of the Invest in France Federation, and chairman of the French-Japanese Industrial Techniques Organization). Mr. Marte is a graduate of the *Ecole polytechnique* and the *Ecole nationale supérieure des télécommunications*. He was Deputy General for the Armement from 1977 to 1983.

Bernard Dufau, 61, joined IBM France as an engineer in 1966 and occupied various positions in marketing and management throughout France until 1981. He was a consultant for the IBM Corporation in the United States from 1981 to 1983 and business director (1983-1988) as well as general operating director (1998-1993) for IBM France. In 1994, he became the executive director of the distribution division of IBM Europe. He was chief executive officer of IBM France from January 1, 1995 to April 1, 2001. He has been a strategic consultant in company management since July 2001. In addition, Mr. Dufau is a director of Dassault Systèmes and Team Partners Group. Mr. Dufau is a graduate of the *Ecole supérieure d'électricité* and chairman of the SUPLEC Engineers Association.

Jean Simonin, 58, is the former Managing Director of the Residential Agency of France Telecom in Toulouse. Mr. Simonin led France Telecom's commercial activities at the DED South West from 1993 to 1996; he directed France Telecom's commercial agency in Avignon from 1989 to 1992; and he directed the agency of Nevers from 1986 to 1989. Prior to 1986, Mr. Simonin held various positions at France Telecom in Nevers, Cluses, Evry and Paris. Mr. Simonin holds a Master's degree in Electronics from the *Centre National des Arts et Métiers.*

Directors representing the State

Alain Costes, 63, has been Director of the technology department of the Ministry of Research since October 2000. From 1976 to 1984, Mr. Costes was head of the Information Systems division at the *Laboratoire d'Automatique et d'Analyse des Systèmes* (LAAS) of the CNRS. From 1984 to 1996, he was Director of LAAS-CNRS; then, from 1996 to October 2000, he was President of the *Institut National Polytechnique de Toulouse*. Mr. Costes is a Director of CEA, INRA and INSERM. Mr. Costes holds an engineering degree from the ENSEEIHT. He also holds Master of Science and Doctor of Science degrees.

Pierre-Mathieu Duhamel, 46, is Director of the Budget at the Ministry of Economy, Finance and Industry. He was Ministerial Assistant at the Budget Division of the Ministry of Economy, Finance and Industry from 1981 to 1985. From 1985 to 1987, Mr. Duhamel was Assistant General Manager of the Directorate of the *Département des Hauts de Seine*. From January 1988 to May 1988, Mr. Duhamel was joint Counselor to the Minister without Portfolio, the Minister for Economy, Finance and Privatization and the Minister for the Budget. From June 1988 to October 1988, Mr. Duhamel was head of the Budget Division. From November 1988 to April 1991, Mr. Duhamel was Managing Director of the *Département des Hauts de Seine*. From May 1991 to April 1992, he was Deputy Director at the city hall of Paris. From May 1992 to November 1992, Mr. Duhamel was Director of Finance and Economic Affairs of the city of Paris. From December 1994 to April 1995, he was Director of Public Accounting at the Budget Ministry. From May 1995 to February 1996, Mr. Duhamel served as Deputy Director to the Prime Minister. From March 1996 to May 1999, he was Director of Customs and Indirect Taxes. In 1999, Mr. Duhamel became General Secretary of Louis Vuitton – Moët – Hennessy, a position he occupied until April 2000. In May 2000, Mr. Duhamel was named Ministerial Financial Advisor to the French delegation at the OCDE, a position he occupied until November 2002. Mr. Duhamel is on the board of Air France, Electricité de France and SNCF. Mr. Duhamel is a graduate of the *Institut d'études politiques de Paris and the Ecole nationale d'administration*.

Yannick d'Escatha, 55, is Chairman of the CNES. He is also currently a member of the Surveillance Board of EnBW and board member of EDF International, EDEV, SNET, EDF-Trading and EDF UK. Prior to becoming Managing Director of Industry for EDF in 2000, Mr. d'Escatha held senior management positions at CEA. From 1999 to 2000, he served as President of CEA-Industrie; from 1995 to 1999, he was

Managing Director; and from 1990 to 1992, he served as Director of the Advanced Technology Division. Prior to CEA, Mr. d'Escatha joined Technicatome, occupying various positions from 1982 to 1990, including Director of the Industrial Division, Director of the Cadarache and Aix en Provence branches, and Deputy Managing Director from 1987 to 1990. From 1969 to 1981, Mr. d'Escatha occupied various research and administrative positions at the Ministry of Industry. Mr. d'Escatha holds a DEA degree in engineering from the *Université de Paris VI*. He is a graduate of the *Ecole polytechnique* and the *Ecole supérieure des mines de Paris*.

Pierre Gadonneix, 60, has been Chairman of Gaz de France since 1996. He joined the group in 1987 as Chief Executive Officer. Mr. Gadonneix is also currently Vice-President of the Supervisory Board of Megal GmbH (Germany) and a board member of Noverco Inc. (Canada). Mr. Gadonneix has served on the board of directors of major industrial groups, including Elf-Erap, Usinor, Renault and SNCF. Mr. Gadonneix was elected Chairman of Eurogas in 2000. Prior to his current position, he was Director of Metallurgical, Engineering and Electrical Industries at the Ministry of Industry from 1978 to 1987. Prior to 1978, Mr. Gadonneix held several positions in government and private business. Mr. Gadonneix has a Doctorate in business economics from Harvard Business School and is a graduate of the *Ecole polytechnique* and the *Ecole nationale supérieure du pétrole et des moteurs*.

Jean-Pierre Jouyet, 48, has been Principal Secretary of the Treasury at the Ministry of Economy, Finance and Industry since June 24, 2000. He is also a director of Air France, CADES, BCEAO and FNEP, an observer at Banque de France (CBDF) and Government Representative to the ANCV. In 1980, Mr. Jouyet was appointed Inspector of Finances at the General Inspectorate of Finances and, in 1983, General Rapporteur of the mission to study measures to simplify taxation at the Tax Council. He was Bureau Chief of the tax legislation Directorate from 1984 to 1986 then in charge of sub-section D (turnover tax and indirect tax). In 1988, Mr. Jouyet was in charge of the Cabinet of Mr. Roger Fauroux, Minister for Industry and National and Regional Development from 1988 to 1991. From 1991 to 1994, Mr. Jouyet was Director of the Cabinet of Jacques Delors, President of the Commission of the European Union and, from 1994 to 1995, Director of the Cabinet of the European Commission. From 1995 to 1997, Mr. Jouyet was a partner at the law firm Jeantet et Associés, and, from 1997 to 2000, he was Deputy Director for the Prime Minister Lionel Jospin. Mr. Jouyet is a graduate of the *Institut d'études politiques de Paris*, and holds a DEA degree in public law. He is also a graduate of the *Ecole nationale d'administration*.

Jacques de Larosière, 73, is Chairman of the Per Jacobsson Foundation and the President of the *Observatoire de l'epargne européenne* (an honorary appointment). A director at Paribas (which became BNP Paribas) since 1998, he is also a trustee of Reuters Founders Share Company Limited. Mr. de Larosière was President of the European Bank for Reconstruction and Development (EBRD) from 1993 to 1998. Mr. de Larosière was also Chairman of the Committee of Governors, Group of Ten from 1990 to 1993; he was head of the French Central Bank from 1987 to 1993 and Managing Director of the IMF from 1978 to 1987. For information on recent developments concerning the proceedings relating to the financial statements of Crédit Lyonnais, see "Item 4 — Information on France Telecom — 4.14 Legal Proceedings — 4.14.2 Other Proceedings". Prior to 1978, Mr. de Larosière held various positions in the French Ministry of the Economy, Finance and Industry. Mr. de Larosière is a graduate of the *Université de Paris*, the *Institut d'etudes politiques de Paris* and the *Ecole nationale d'administration*.

Henri Serres, 52, has been Managing Director of Information Systems Security at the General Secretariat for National Defense since March 2000. Mr. Serres was representative for André Giraud, Minister of Industry from 1978 to 1980 and then Technical Director at the Ministry of Defense from 1981 to 1986. Mr. Serres was Director of Public Radiotelephony Business at Matra Communication from 1986 to 1989. He was a director of the Directorate General of Industry and head of the Communications and Service Industries Division from 1989 to 1996, and Vice-President of CSC Peat Marwick from 1996 to 2000. Mr. Serres is a graduate of the *Ecole polytechnique* and the *Ecole nationale supérieure des télécommunications*.

Directors elected by the employees

Alain Baron, 52, works at France Telecom's research and development center in Issy-les-Moulineaux. Mr. Baron has worked for France Telecom since 1977.

René Dupuy, 58, was named Director of Public Telephony (Publiphonie) and Public Services (Publiservices), Fixed and Distribution Division in September 2001. Prior to being named to his current position, he occupied many different positions as director of operational services: Public Telephony (Publiphonie) in Paris Ile-de-France Ouest, Business Services (Agence Professionels) in Paris-Monceau, Principal Operating Center in Neuilly-sur-Seine, and Commercial Services Agency in Saint-Quentin en Yvelines. Mr. Dupuy was President of the *Association des Cadres Supérieurs et Dirigeants* of France Telecom from 1994 to 1999. Mr. Dupuy is the owner of an elementary industrial patent — *option électricité*.

Monique Biot, 53, is a telemarketing agent at the agency in Valenciennes. Prior to her current position, Ms. Biot held various positions at France Telecom and the *Postes Téléphones et Télégraphes* (PTT). She began her career at the PTT in 1969.

Michel Bonneau, 45, was named head of personnel management at France Telecom's Human Resource Center in Orléans in 2000. Prior to his current position, Mr. Bonneau was head of Human Resources at France Telecom's UER in Orléans from 1998 to 2000; he headed the development of skills and management within the Human Resources department from 1997 to 1998. Prior to this, Mr. Bonneau held various positions at the PTT's telecommunications branch. Mr. Bonneau holds a degree in history from the *Université François Rabelais* in Tours.

Michelle Brisson-Autret, 52, was named head of France Telecom's Quality Synthesis and Accounting Section for Brittany/Pays de Loire in 1999. Prior to her current position, Ms. Brisson-Autret held several executive positions in management and accounting. Ms. Brisson-Autret holds a Master's degree in literature from the *Université François Rabelais* in Tours.

Jean-Claude Desrayaud, 54, was named Director of Communications and Exterior Relations for France Telecom's Alps region in 1999. Prior to his current position, Mr. Desrayaud directed communications for France Telecom's Melun region from 1998 to 1999 and led internal communications in France Telecom's communications division from 1994 to 1997. Prior to 1994, Mr. Desrayaud held various positions in the PTT. Mr. Desrayaud holds a post-graduate degree in communications and human resources from the IAE of Orléans.

Jean-Michel Gaveau, 50, is Supervisor of Telecommunication Lines Work at the Regional Network Unit of Rouen. He has been an employee of France Telecom since 1977.

Appointment and revocation of the members of the board of directors

Where the bylaws do not specifically provide otherwise, the French Commercial Code (*Code de commerce*) stipulates that the number of directors over 70 years old must not exceed one third of the total number of directors. Any appointment made in breach of this requirement is null and void. If the number of directors over 70 years old exceeds one third of the total number of directors, the oldest director automatically resigns by operation of law. France Telecom's bylaws do not specify any age of retirement for directors.

The French Commercial Code requires directors to be shareholders of the company and France Telecom's bylaws require directors to own at least one share in France Telecom.

The French Commercial Code strictly forbids loans by the company to a director, nor may any company provide overdrafts for directors or guarantee any director's obligations. This prohibition also applies to *directeurs généraux* (specified senior managers), permanent representatives of companies on the board of directors, spouses and heirs of such persons, and other intermediaries.

The French Commercial Code requires directors who are considering, either directly or indirectly, personally or through an intermediary, entering into an agreement with the company to inform the company's board of directors as well as its auditors before the transaction is consummated. French law

also requires such an agreement to be authorized by the board of directors and the director in question may not vote on the issue. Any agreement entered into without prior approval of the board of directors may be voided by the Commercial Court at the request of the company or of any shareholder, if such agreement has caused damages to the company. French law further requires such an agreement to be submitted to an ordinary general meeting for approval once entered into, upon presentation of a special report from the company's auditors. Once an agreement which has not been authorized by the board of directors has been approved by the general meeting of shareholders, it cannot be voided.

If those requirements are not complied with, the director concerned and/or the board of directors may be held liable for any adverse consequence suffered by the Company.

Meetings of the board of directors

The board of directors of France Telecom convenes as often as France Telecom's interests so require, pursuant to notice from the Chairman. Deliberations of the board of directors are not valid unless a quorum of at least half of its members are present or, as the case may be, are deemed to be present. The board of directors, in accordance with statutory and regulatory requirements (including article 84-1 of the decree No 67-236 dated March 23, 1967 as amended by decree No 2002-803 dated May 3, 2002), may draw up rules fixing the terms and conditions under which directors who take part in a meeting of the board by means of videoconferencing are deemed present, for calculating the quorum and the majority, the form and terms of application of which shall be set forth by decree.

Decisions must be taken by a majority of members present, deemed to be present, or represented. In the event of a tie, the Chairman of the meeting shall cast the deciding vote.

Powers of the board of directors

The board of directors determines France Telecom's strategy and ensures its implementation. Subject to the powers expressly granted to the shareholders' meetings and to the Chairman of the board of directors and within the scope of the corporate, the board may take up all questions related to the management of France Telecom and by its deliberations may settle all related affairs. The board of directors may undertake such checks and verifications that it judges appropriate.

The board of directors may decide to set up special advisory committees to oversee in particular the procedures used to award contracts and to review France Telecom's accounts. The board of directors determines the bylaws and powers of these committees. The committees shall report back to the board of directors. The board of directors may delegate these powers to any person it deems fit, even if outside France Telecom, either in France or abroad, within the limits of the law and the bylaws of France Telecom.

Chairman of the board of directors

The provisions of Article L. 225-51-1 of the Commercial Code, which provides the board of directors with the choice of electing senior management reporting to the board of directors, either through the Chairman of the board of directors or through another individual appointed by the board of directors and bearing the title of directeur général, do not apply to France Telecom in light of its special legal status.

Appointment of the Chairman of the board of directors

The Chairman of the board of directors of France Telecom SA is appointed by decree, among the directors, upon proposal of the board. The Chairman's term of office may not extend beyond his original term as a director, but may be renewed and terminated by decree.

Powers of the Chairman of the board of directors

The Chairman of the board of directors shall represent the board of directors. He shall organize and direct the work of the board for which he shall be accountable to the general meeting of shareholders. He shall ensure the proper operation of the bodies of France Telecom and, in particular, that the directors are able to carry out their duties.

The Chairman of the board of directors shall implement France Telecom's policy in accordance with the guidelines defined by the board of directors. He has personal responsibility for the general management of France Telecom and represents France Telecom in its dealings with third parties.

The Chairman of the board of directors is entrusted with broad powers to act in all circumstances in the name of France Telecom SA, subject to powers expressly attributed by law to the shareholders' meetings, the board of directors and within the limits of the corporate purpose. The Chairman of the board of directors may delegate a portion of his powers to an unlimited number of individuals.

Directeurs Généraux Délégués

Following a proposal by the Chairman, the board of directors may appoint one or more individuals to assist the Chairman, who are called *Directeurs Généraux Délégués*. The maximum number of *Directeurs Généraux Délégués* is set at five. Together with the Chairman, the board of directors determines the scope and the duration of the powers conferred upon the *Directeurs Généraux Délégués*.

With respect to third parties, the *Directeurs Généraux Délégués* have the same powers as the Chairman. The board of directors determines the remuneration of the *Directeurs Généraux Délégués*.

If the Chairman resigns or is unable to fulfill his role as Chairman, the *Directeurs Généraux Délégués* continue to serve in their roles, unless otherwise determined by the board of directors, until a new Chairman is appointed.

To date, France Telecom SA has not named any *Directeurs Généraux Délégués*.

Observers

The board of directors may appoint, pursuant to a proposal from the Chairman, one or more shareholders as observers to the board of directors. Observers may be, but are not limited to, individuals and representatives of an institutional shareholder.

The term of observers is set by the board of directors and may not exceed five years or the expiration date of the term of the directors representing the shareholders (other than the State) at the time of their appointment.

An observer may be reappointed, and the board may dismiss him at any time. In case of death, removal, or inability to fulfill his duties, the board may appoint a replacement to serve the rest of his term.

Observers must be present during meetings of the board of directors and may be consulted by the board of directors or the Chairman.

Observers do not receive compensation. However, the board of directors may authorize France Telecom to reimburse expenses incurred for activities related to their mandate.

The terms of office of Messrs. Eric Hayat, Didier Lombard and Gilles Mortier expired on December 19, 2002. The board of directors did not nominate any other observers.

6.2 Executive Officers

Within the framework of the Ambition FT 2005 plan, the executive management structure of France Telecom was reorganized. The following table lists the names of the members of France Telecom's executive officers and their current functions at March 21, 2003:

Name	Position	Date position assumed	Date of Appointment to Executive Committees
Thierry Breton	Chairman and Chief Executive Officer	October 2002	
Frank E. Dangeard	Senior Executive Vice President, Financial Balancing and Value Added Program	January 2003	
Operations:			
Barbara Dalibard	Senior Executive Vice President, Large Business Division	January 2003	
Jean-Yves Gouiffès	Senior Executive Vice President, Fixed-Line Division and Distribution Division, France	January 2003	January 1996
Jean-Philippe Vanot	Senior Executive Vice President, Network and Operators Division	January 2003	
Jean-Paul Cottet	Senior Executive Vice President, Information Systems, and Senior Executive Vice President, International Division	January 2003	September 2002
Solomon Trujillo	Senior Executive Vice President, Orange	March 2003	March 2003
Olivier Sichel	Senior Executive Vice President, Wanadoo	January 2003	
Support Functions:			
Michel Combes	Senior Executive Vice President and Chief Financial Officer, Finance Division	January 2003	
Bernard Bresson	Executive Vice President, Human Resources; Interim Director of the Human Resources Development and Optimization Program	January 2003	
Michel Davancens	Senior Executive Vice President, Animation Group and Management Network Evaluation	January 2003	
Jacques Champeaux	Senior Executive Vice President, *Secrétarit Général*	January 2003	January 1996
Jean-Jacques Damlamian . .	Senior Executive Vice President, Technology and Innovation Division	January 2003	January 1996
Marc Meyer	Senior Executive Vice President, Corporate Communications	January 2003	
Louis-Pierre Wenes	Senior Executive Vice President, Purchasing and Performance Amelioration Division	January 2003	

---

*   Jean-François Pontal was the Senior Executive Vice President of Orange up until March 3, 2003.

Management biographies

Thierry Breton, 48, was named Chairman and Chief Executive Officer of the Board of Directors of France Telecom SA on October 2, 2002. Prior to his current position, Mr. Breton was Chairman and Chief Executive Officer of Thomson Multimedia SA from 1997 to September 2002. From 1993 to 1997, he was on the Executive Committee of the Bull Group and Vice Chairman of the board of directors of the Bull Group beginning in November 1995. Prior to that, Mr. Breton was Chief Executive Officer of CGI, a service development company, from 1990 to March 1993, Chief Executive Officer of Futuroscope from 1986 to 1990 and, from 1981 to 1986, Chief Executive Officer of Forma Systems, a systems and information engineering analysis company. Mr. Breton is also a director of Thomson, Schneider Electric and Dexia (Belgium). He is a member of the supervisory board of AXA and Equant NV. Mr. Breton is a graduate of the *Ecole supérieure d'électricité (Supelec) Paris* and the 46th session of the *Institut des Hautes Etudes de Défense Nationale* (IHEDN).

Frank E. Dangeard, 45, was named Executive Vice-President in charge of the Financial Equilibrium and Value Creation Mission at France Telecom in January 2003. Named Chairman of the board of directors of Thomson (formerly known as Thomson Multimedia) in October 2002, he joined this company in April 1997 as Deputy Managing Director and was named Vice-Chairman of the board of directors in July 2001. He is also a director of Orange SA, Wanadoo SA and a member of the supervisory board of Equant NV From September 1989 to April 1997, Mr. Dangeard was Managing Director of SBC Warburg and, since 1995, he has been Chairman of the management board of the investment bank, SBC Warburg France. From September 1986 to June 1989, he was a lawyer at the firm of Sullivan & Cromwell LLP in New York and London. He is a member of the Bar of New York. Mr. Dangeard is a graduate of HEC, the *Institut d'études politiques de Paris* and Harvard Law School.

Barbara Dalibard, 44, was named Executive Vice-President in charge of the Solutions for Large Business Customers Division in January 2003. Ms. Dalibard started her career at France Telecom in 1982, occupying various commercial management positions. In 1998, Ms. Dalibard joined Alcanet International SAS, a subsidiary of the Alcatel Group, as Chairman and Chief Executive Officer. She then joined Alcatel CIT as Commercial Director for new operators, before becoming Commercial Director for the corporate market of Orange France and Vice-President of Orange Business. Ms. Dalibard is a graduate of the *Ecole normale supérieure*, a qualified math teacher and a graduate of the *Ecole nationale supérieure des télécommunications*.

Jean-Yves Gouiffès, 54, was named Executive Vice-President in charge of the Fixed and Distribution Division, France in January 2003. Mr. Gouiffès was named Executive Vice-President in charge of the Network Division in January 1996. Prior to being named to his current position, Mr. Gouiffès was in charge of France Telecom's international networks and services and was named Executive Vice-President for overseas French territories in 1989. From 1981 to 1989, he held several positions in France Telecom's administration (head of the Planning and Finance Control Division, head of the Traffic and Network Policy Division and special assistant to the CEO). He joined France Telecom in 1972 and held positions in the regional directorates of Montpellier and Nantes (engineering, operations and finance). Mr. Gouiffès is a graduate of the *Ecole polytechnique* and the *Ecole nationale supérieure des télécommunications*.

Jean-Philippe Vanot, 50, was named Executive Vice-President in charge of the Networks and Operators Division in January 2003. Mr. Vanot has spent his entire career at France Telecom, having joined the company in 1977 in the National Network Division, and he has a diverse technical and operational background. Regional Vice-President at Créteil and then at Bagnolet, Mr. Vanot has occupied several divisional Vice-President positions at the Networks Branch since 1996 and had just been named Regional Vice-President in Paris. Mr. Vanot is a graduate of the *Ecole polytechnique* and the *Ecole nationale supérieure des télécommunications*.

Jean-Paul Cottet, 48, was named Executive Vice-President in charge of the Information Systems Division in January 2003. Mr. Cottet started his career at France Telecom in 1980 in the Provence Alpes

Operational Division in charge of the Transmission Lines department, before becoming Teletel project manager at the regional office in Marseille. He was then put in charge of the Commercial and Telematics group at the regional office in Marseille. After being project manager in 1985 at the *Commissariat Général au Plan* (the government's policy office) and then technical adviser to the Cabinet of the Ministry of Postal Services and Telecommunications, Mr. Cottet took charge of the Operational division of Melun in 1988. After assuming certain responsibilities from 1992, first in the Marketing and Sales to Professionals department and then in the Professional Customers division of the Consumer division, Mr. Cottet occupied the position of Regional Vice-President of consumer share ownership before becoming regional Vice-President for Paris in 1998. Mr. Cottet is a graduate of the *Ecole polytechnique* and the *Ecole nationale des télécommunications.*

Jean-François Pontal, 59, was named Chairman and Chief Executive Officer of Orange SA in February 2001, following Orange's initial public offering and held his positions up until March 3, 2003. In January 2003, he was named Senior Executive Vice President of Orange, a position he held until March 3, 2003. Prior to serving in his current position he had been Senior Vice President of the Wireless Division. From 1996 to 2001, Mr. Pontal led the Residential and Small Business Division. Before joining France Telecom, Mr. Pontal spent 17 years with Carrefour, where he was successively appointed Operational Director and Managing Director of Pryca, the Spanish subsidiary of Carrefour, while serving as the board member responsible for southern Europe. Prior to joining Carrefour, Mr. Pontal was a consultant specializing in human resources at Bossard Institute. Mr. Pontal is a graduate of the *Centre d'etudes supérieures des techniques industrielles*.

Solomon Trujillo, 51, was named Chairman and Chief Executive Officer of Orange on March 3, 2003. Mr. Trujillo, a recognized executive in the telecommunications sector, has also been a member of the board of directors of Orange since 2001. After receiving his MBA from the University of Wyoming in 1974, he began his professional career at Mountain Bell Telephone. He was appointed Managing Director in 1995 and Chairman in 1999, a position which he occupied until the completion of the merger between USWest and Qwest Communications in June 2000. He is a member of the board of directors of Alcatel SA since 2000 and also a member of the board of directors for Pepsi Co and Target Stores. Solomon Trujillo, who replaced Jean-François Pontal on the executive committee starting from March 3, 2003, is based in London and Paris.

Olivier Sichel, 35, was named Senior Executive Vice-President responsible for Wanadoo in January 2003. Mr. Sichel joined France Telecom in 1998 and was put in charge of the distribution network of the "Luxembourg" agency in Paris. He then proceeded to direct the France Telecom agency of Neuilly sur Seine, which covers the northern half of Hauts de Seine, for 2 years. Since September 2000 he has been directing the e-commerce activities of Wanadoo, including the alapage.com site for cultural goods and the Marcopoly site for equipment. Mr. Sichel, Inspector of Finances, is a graduate of ESSEC and the *Ecole nationale d'administration*.

Michel Combes, 40, was named Senior Executive Vice-President in charge of Group Finance in January 2003. Mr. Combes began his career at France Telecom in 1986 in the External Networks Division and then in the Industrial and International Affaires Division. He was named technical advisor to the Minister for Postal Services, Telecommunications and Space in 1991, and then to the Minister for Equipment, Transport and Tourism. Mr. Combes re-joined France Telecom in June 1995 as Deputy Vice-President of TDF, a position he held from June 1996 to the end of 1999 while also serving as Chairman and Chief Executive Officer of GlobeCast. Executive Vice-President of the Nouvelles Frontières group from December 1999 to the end of 2001, Mr. Combes most recently assumed the position of Chief Executive Officer of ASSYSTEM, a company specializing in technical assistance. Mr. Combes is a graduate of the *Ecole polytechnique* and the *Ecole nationale supérieure des télécommunications*.

Bernard Bresson, 53, was named interim Executive Vice President of Human Resources for the Human Resources Development and Optimization Mission in January 2003, and Vice President for Human Resources in May 2000. Prior to his current position, Mr. Bresson served as Executive Director Delegate to the South West region since October 1997. From 1996 to 1997, Mr. Bresson served as Assistant Director of France Telecom's Human Resource Division; from 1988 to 1996, he led the Employment and

Remuneration Section of the Group's Human Resource Division; from 1981 to 1988, he served as Director of regional operations in Provence Alpes after heading the Financial Affairs and Information Services division of the same regional division; and from 1978 to 1981, he worked as Director of Quality Control and Management in Lyon. Mr. Bresson joined France Telecom in 1974. Mr. Bresson is a graduate of the *Ecole polytechnique* and the *Ecole nationale supérieure des télécommunications*.

Michel Davancens, 55, was named Senior Executive Vice-President responsible for the Animation and Management Networks Evaluation Group in January 2003. Mr. Davancens began his career at France Telecom in 1971 at the National Center for Telecommunications Studies prior to joining the General Telecommunications Division in the Programmes and Financial Affairs department in 1977. After being assigned the National Education Ministry in 1980 where he was Assistant to the Director of Scientific and Technical Information, Mr. Davancens became Chief Operating Officer of Tours. From 1988 to 1991, Mr. Davancens was seconded to the city hall of Paris to head the IT and Telecommunications Division, after which he re-joined France Telecom as Executive Vice-President of Information Systems. After serving as Deputy Senior Executive Vice-President for the Ile de France from 1988 to 2002, Mr. Davancens took over as Director charged with the management of senior executives and managers. Mr. Davancens is a graduate of the *Ecole polytechnique* and the *Ecole nationale des télécommunications*.

Jacques Champeaux, 55, was named Executive Vice-President in charge of the General Secretariat in January 2003. He had been Executive Vice-President at the Large Business Division from January 1996. Prior to being named to his current position, Mr. Champeaux held senior management positions in several of France Telecom's subsidiaries. From 1992 to 1995, he served as Chief Executive Officer of Cogecom (the holding company, at the time, for most of France Telecom's subsidiaries); from 1990 through 1991, he was Chief Executive Officer of Télécom Systèmes Mobiles; from 1987 through 1989, he was Chief Executive Officer of Transpac; and from 1983 through 1987, Mr. Champeaux was Chief Executive Officer of the Compagnie Auxiliaire des Télécommunications (France Telecom's venture capital company). Mr. Champeaux joined France Telecom in 1971 and, until 1983, worked at the CNET, the predecessor entity to France Telecom Research and Development, where he was successively in charge of research for electronic switching and then in charge of the networks and services division. Mr. Champeaux is a graduate of the *Ecole polytechnique* and the *Ecole nationale des télécommunications*.

Jean-Jacques Damlamian, 60, was named Executive Vice-President in charge of the Technology and Innovation Group in January 2003. He had been Executive Vice-President in charge of the Development Division from January 1996. From 1992 to 1996, Mr. Damlamian served as Marketing and Sales Director for France Telecom. From 1991 to 1992, he was the head of France Telecom's International and Industrial Affairs department and from 1988 through 1991, he was responsible for Mobile Services. Mr. Damlamian joined France Telecom in 1967 and, until 1988, held various positions (successively in research and development, network operations, overseas networks and as Deputy Chief Executive Officer). Mr. Damlamian is a graduate of the *Ecole polytechnique* and the *Ecole nationale supérieure des télécommunications.*

Marc Meyer, 44, was named Executive Vice-President for Group Communications in January 2003. He was recruited by France Telecom in October 2002 as Advisor to the Chairman and Chief Executive Officer. Mr. Meyer began his career in 1984 as parliamentary attaché to the *Assemblée Nationale* and he has also worked in communications and marketing at Bull. From March 1997 to February 2000, Mr. Meyer was Vice-President in charge of communications at the Thomson group. From February 2000, he was a member of the Executive Committee of Thomson Multimedia and Vice-President in charge of Communications and relations with business people. Mr. Meyer is a graduate of the *Université Paris Sorbonne*.

Louis-Pierre Wenes, 54, was named Executive Vice-President in charge of the Purchasing and Performance Improvement Group in January 2003. Mr. Wenes began his career in 1972 at Matra Automobile, first as Production Engineer, then as Director of Quality Control and then as the Matra Electronique Industrial Director from 1977 to 1981. Mr. Wenes was then Chairman and Chief Executive

Officer of Comelin (printed circuits) until 1985. Mr. Wenes was Director of the German subsidiary of Matra Datavision and then Vice-President of that company for Europe and eastern European countries, before joining the firm of Coopers and Lybrand in 1989, where he headed the Industry and Logistics Section. A Vice-President at Gemini Consulting from 1994 to 1996, Mr. Wenes proceeded to become Vice-President of A.T.Kearney Paris. Mr. Wenes is a graduate of the *Ecole centrale de Paris*.

6.3 Corporate Governance

Committees of the board of directors

On January 15, 1997, France Telecom's board of directors appointed an Audit Committee and a Compensation Committee.

The Audit Committee

The Audit Committee assists and advises the board of directors on all matters concerning: quarterly and annual accounts; accounting principles and methods; evaluations and conclusions from France Telecom's independent auditors; internal and external audit program, and designation, renewal or termination of auditors' term and their purpose. The Audit Committee is composed of Jacques de Larosière, as chairman, Yannick d'Escatha and Jean-Pierre Jouyet; the latter having replaced Nicolas Jachiet who is no longer a director. The Audit Committee met 18 times throughout the course of 2002. The three members of the audit committee are Government representatives, and in this capacity cannot be considered independent directors in the sense of the Bouton Report. The composition of the Audit Committee is due to change following the election of new directors by the general shareholders meeting on February 25, 2003 in order to conform to the recommendations of the Bouton Report and to the regulations currently being examined that will be adopted by the Securities and Exchange Commission as required by the Sarbanes-Oxley Act of July 2002. An average of 2.6 committee members attended each committee meeting in 2002.

The Compensation Committee

The Compensation Committee has an advisory role in overseeing the remuneration of the members of the board of directors, including the Chairman of the board. The Compensation Committee may also be consulted regarding executive management remuneration as well as France Telecom's overall salary policy.

Following the resignation of Messrs. François Grappotte and Georges Likierman as directors, the Compensation Committee is currently composed of a single member, Pierre Gadonneix. New members will be appointed following the election of the new directors by the general meeting of shareholders on February 25, 2003 in order to conform to the recommendations of the Bouton report. The Compensation Committee met one time during 2002, and all of the members attended that meeting.

Governmental and parliamentary oversight

A representative of the French State (the *Commissaire du Gouvernement*), appointed by the Telecommunications Ministry, is entitled to participate in an advisory capacity in all the meetings of the board of directors. The function of the *Commissaire du Gouvernement* is to assess whether the board of directors is acting in accordance with the public interest orientations set by the French State and within the requirements of the Public Interest Service Charter (as approved by Decree No. 96-1225 of December 27, 1996). The current *Commissaire du Gouvernement* is Jeanne Seyvet. See "6.1 Board of Directors".

Under French law, the French State must maintain on a diluted basis over 50% of France Telecom share capital. Pursuant to legislation applicable to all majority State-owned companies, France Telecom is subject to economic and financial oversight by a committee appointed by the Minister of the Economy,

Finance and Industry (the *mission de contrôle économique et financier*). This committee, which is composed of two government officials having permanent offices at France Telecom's headquarters, can request information and/or conduct inquiries as it deems necessary. Its members may attend in an advisory capacity all meetings of the board of directors and its committees, as well as all meetings of the shareholders and of any consultative committee or body existing within France Telecom SA. The current representatives of the government are Mr. Charles Coppolani, Director of the Economic and Financial Control Group, and Mr. Didier Hüe, State Comptroller.

The France Telecom bylaws provide for a certain number of directors to be appointed by decree as representatives of the French State. As majority shareholder, the French State also has a deciding vote in the election of directors. See "6.1 Board of Directors".

The financial statements of France Telecom and those of its majority-held subsidiaries and other companies that it controls are subject to review by a French public accounting institution (the *Cour des comptes*). The *Cour des comptes* examines the financial statements and prepares a report on them and on the management of France Telecom and its majority owned subsidiaries. The *Cour des comptes* has the power to request any document relevant to its mission and to conduct hearings.

Parliamentary oversight, which is exercised by a high commission for the postal and telecommunications public service (the *Commission supérieure du service public des postes et télécommunications*), is composed of industry experts appointed by the Telecommunications Minister and of members of parliament, and monitors France Telecom's performance of its public service obligations and compliance with the terms of its Public Interest Service Charter. The Telecommunications Minister is required to consult with the *Commission supérieure* on any proposed legislation relating to the postal and telecommunications sector, on the contents of the Public Interest Service Charter, and if necessary on decisions of France Telecom pertaining to its public service obligations. The *Commission supérieure du service public des postes et télécommunications* has broad inquiry and communication powers, including the power to direct the Telecommunications Minister to undertake inquiries regarding the management of France Telecom.

The Telecommunications Minister may also submit any issues relating to the telecommunications industry generally for review by a national postal services and telecommunications council (the *Conseil national des postes et télécommunications*). The *Conseil national* is composed of members of the *Commission supérieure* described above, and representatives of the French State, national consumer associations, France Telecom and *La Poste* (the French national postal service), local governments and trade unions.

French State veto power on certain divestitures

Under the "France Telecom Law" (FT law) (French law No. 96-660 of July 26, 1996) and the Public Interest Service Charter, the French State has the right to block or impose conditions on any proposed divestiture by France Telecom of any part of its telecommunication network infrastructure that is necessary for it to meet its obligations, especially public interest obligations pursuant to the Public Interest Service Charter, taking into account France Telecom's rights under the proposed transfer agreement between France Telecom and the transferee. The FT law and Public Interest Service Charter determine the terms and conditions to block divestitures and thus render transfers made in violation of such terms and conditions null and void.

6.4 Compensation of Directors and Executive Officers

The aggregate amount of compensation and other benefits, excluding employer charges, paid by France Telecom and its subsidiaries, within the meaning of Article L.233-16 of the French Commercial Code, for fiscal year 2002 to persons who are at March 1, 2003, or who have been during the fiscal year 2002, members of the board of directors and members of the Executive Committee as a group (30 individuals in all) was €7,729,997.68. The amount paid in employer charges by France Telecom in 2002 was €3,735,438.82.

The aggregate amount of total compensation and benefits of any kind paid to each director was as follows:

Directors of France Telecom	Compensation and other benefits paid by France Telecom (gross amounts excluding employer charges) *(employer charges)* (€)		Compensation and other benefits paid by controlled subsidiaries of France Telecom (gross amounts excluding employer charges) *(employer charges)* (€)	
	2002	**2001**	**2002**	**2001**
Thierry Breton	223,403.03*	—	—	—
	(62,514.67)	—	—	—
Jean Simonin	59,703.53	113,461.00	—	—
	(20,461.92)	(22,036.96)	—	—
Alain Baron	30,981.95	31,617.08	—	—
	(14,427.68)	(13,907.28)	—	—
Monique Biot	26,430.64	26,037.49	—	—
	(13,034.65)	(12,300.39)	—	—
Michel Bonneau	31,301.85	26,999.66	—	—
	(14,147.48)	(12,950.81)	—	—
Michèle Brisson-Autret	59,527.74	56,499.83	—	—
	(23,370.40)	(21,572.26)	—	—
Jean-Claude Desrayaud	63,567.08	56,939.99	—	—
	(20,764.58)	(19,478.61)	—	—
Jean-Michel Gaveau	30,397.72	26,108.26	—	—
	(11,668.35)	(11,236.59)	—	—
René Dupuy	94,478.84	89,753.50	—	—
	(42,693.16)	(36,629.38)	—	—

*   For the period from October 2 to December 31, 2002.

The other members of the board of directors did not receive any compensation in 2002 or 2001.

The aggregate amount for total compensation and benefits of any kind paid to former directors of France Telecom was as follows:

Former Directors of France Telecom	Compensation and other benefits paid by France Telecom (gross amounts excluding employer charges) *(employer charges)* (€)		Compensation and other benefits paid by subsidiaries of France Telecom (gross amounts excluding employer charges) *(employer charges)* (€)	
	2002	2001	2002	2001
Michel Bon	578,322.32 *(395,823.23)*	573,359.17 *(481,700.50)*	74,910.00 —	— —
Jean-Yves Bassuel	38,379.08 *(15,747.66)*	34,999.63 *(14,555.52)*	— —	— —
Roger Fauroux	—	—	30,000.00	—

With the exception of the Chairman of the board of directors, France Telecom's directors receive no compensation for their services as directors or members of the Audit Committee or the Compensation Committee other than reimbursement of expenses incidental to their attendance at board of directors' and committee meetings.

Benefits in kind include access to vehicles and telephone services during the fiscal year in addition to legal assistance on personal matters and financial and estate planning.

France Telecom and its subsidiaries have created reserves for retirement funds or funds for a similar purpose for the benefit of the directors and executive officers of France Telecom. The total amount of these reserves was €1,951,329.61 in 2002.

Certain of the executive officers contracts, including those of Frank E. Dangeard, Jean-Yves Gouiffès, Jean-François Pontal, Michel Combes, Jacques Champeaux, Marc Meyer and Louis-Pierre Wenes, and former executive officers André Cathelineau, Nicholas Dufourcq and Jean-Louis Vinciguerra, contain clauses regarding a separation allowance providing for between six and 24 months of salary or the possibility to take early retirement or in very specific cases (for executives nearing retirement) to receive a severance payment, 70% of their salary until retirement as well as benefits depending on their position. In 2002, the executive officers were eligible for a variable remuneration component whose target amount could have reached 50% of the base salary. 25% was related to financial objectives (for example, EBITDA-capital expenditures, i.e., operating income before depreciation and amortization minus tangible and intangible investments) and 25% to individually established objectives. In the event that the EBITDA-CAPEX target is exceeded, the percentage value of the variable share related to the financial objective may be increased.

More specifically, the contracts of Michel Bon and Thierry Breton with France Telecom contain the following clauses:

● When Michel Bon's term as Chairman ended on October 2, 2002, he did not receive a severance payment. Since October 2, 2002, Mr. Michel Bon has been an employee of France Telecom at a salary equal to his salary at October 2, 2002, or a base salary of €360,000 and a maximum annual bonus of €180,000.

● With respect to the fourth quarter of 2002, Mr. Thierry Breton will receive a bonus corresponding to the variable portion of his compensation, which will be calculated as a function of the milestones and

objectives fixed by the board of directors. Mr. Thierry Breton is eligible for a variable portion that can amount to 50% of his base salary, entirely based on the achievement of certain financial objectives (such as EBITDA operating income before depreciation and amortization). In the event of termination or departure, Mr. Thierry Breton will receive a severance payment equal to 21 months of his most recent gross annual remuneration following a decision of the board of directors. The Compensation Committee will consider the method of calculating Mr. Thierry Breton's six-month bonus for 2003 and future years.

Share ownership by directors and officers

In accordance with the French Commercial Code and France Telecom's bylaws, the members of the board of directors of France Telecom (including its Chairman) named by the general meeting of shareholders shall each hold at least one France Telecom share.

To the best of France Telecom's knowledge, at March 1, 2003, France Telecom's directors and officers as a group owned 35,564 France Telecom shares representing less than 0.01% of its share capital. None of France Telecom's directors or officers owns more than 1% of France Telecom outstanding shares.

Options

France Telecom SA does not have an option plan for the subscription and/or purchase of stock.

To the extent that officers and directors are also officers and directors of France Telecom's listed subsidiaries, i.e., Orange SA, Equant and Wanadoo SA, they may receive options from those companies as part of their functions at those companies. Information relating to options allotted, where appropriate, to these people by Orange SA and Wanadoo SA, is given in their annual reports for fiscal year 2001 in France (No. R.02-0118 of May 22, 2002 and R.02-0100 of May 7, 2002, respectively, filed with the *Commission des opérations de bourse*) with respect to 2001.

Service agreements

No agreements subject to the prior authorization of the board of directors pursuant to Article L. 225-38 of the French Commercial Code were entered into during the fiscal year ended December 31, 2002.

However, the agreement entered into prior to January 1, 2000 with the French government, which provides for France Telecom to make available certain members of its personnel to certain ministries and the office of the President of the Republic, remained in force. In the fiscal year ending December 31, 2002, France Telecom billed €3.83 million, excluding taxes, to certain government departments.

6.5 Employees

Following the consolidation of the group's activities in Poland, France Telecom has 243,573 employees worldwide. It remains one of the largest employers in France, with 141,557 employees, of which 106,032 or 75% of employees were civil servants, at December 31, 2002. Employees of France Telecom who are French civil servants fall under a legal protection regime and their salary scales are in part subject to the application of these regulations.

The table below sets forth the breakdown by geography and segment of France Telecom's employees at December 31, 2000, 2001 and 2002:

	At December 31,								
	2000			2001			2002		
	France	Outside France	Total	France	Outside France	Total	France	Outside France	Total
Orange	6,442	21,893	28,335	7,296	23,594	30,890	7,915	24,487	32,402
Wanadoo	4,118	974	5,092	4,668	2,317	6,985	4,610	2,598	7,208
Fixed line, voice and data services — France	140,208	—	140,208	134,918	—	134,918	129,032	—	129,032
Fixed line, voice and data services — Outside France ...	—	29,735	29,735	—	38,761	38,761	—	74,931	74,931
Total	150,768	52,602	203,370	146,882	64,672	211,554	141,557	102,016	243,573

The increase in the number of employees internationally is due mainly to the incorporation within France Telecom of Equant in 2001 and TP Group in 2002.

In France, France Telecom is continuing to actively manage hiring in order to control its workforce, resulting in an ongoing decrease in the number of employees over the past several years. These efforts include:

- an early retirement plan in force since 1996 enabled 21,600 individuals to leave the company and in 2002, over 4,200 departures were recorded (the highest figure since 1997);

- hiring restrictions were imposed within the group (2,700 new hires in 2002, compared to over 4,000 in 2001) to address the economic situation, without, however, neglecting to plan for the future. A hiring freeze has been implemented for the first six months of 2003 ;

- a redeployment policy has enabled over 75,000 employees since 1996, including some 9,500 in 2002, to change jobs as a function of strategic needs;

- the internalization of activities that were previously subcontracted, particularly in client service activities, currently covers nearly 6,200 employees; and

- significant professionalization and retraining efforts have supported these various programs.

The table below sets forth the distribution of France Telecom's employees by nature of employment at December 31, 2002.

Nature of Employment	Percentage
Commercial	39
Technical	33
Management and Support	12
Computing Services	8
General Logistics	6
Research	2

Changes in the workforce in France are expected to occur as they have in the past, without layoffs, but rather through reclassification within group companies or in public functions, or through voluntary departure. Given demographic trends, the number of natural departures from France Telecom in France (early retirement, retirement and other voluntary departures) is expected to exceed 22,000 in three years (in 2003: 7,500 in France plus 5,500 outside France). EGT and Wanadoo have established a procedure to implement Employment Safeguard Plans (PSE) in late 2002 and early 2003, respectively, which should result in a decline in workforce of approximately 400. In Poland, changes in the workforce are to be done in compliance with France Telecom's contractual obligations resulting from the acquisition of TP SA and applicable local social laws.

To develop and anchor the results-oriented culture, France Telecom has compensated its employees' motivation and individual responsibility by implementing a dynamic compensation policy. This policy should allow the group to retain employees who are key to its success and to significantly reward those who participated in the TOP program. Since officers have a major role in mobilizing their teams, the Executive Committee decided to base their variable compensation on program results (See "Item 4. Information on France Telecom — 4.2.1 "Ambition FT 2005" Plan — "TOP" Program").

The table below sets forth the distribution of France Telecom's employees by social/professional category at December 31, 2002.

Professional Category	Percentage
Employees and Technicians	57
Supervisors	15
Managers	15
Middle Managers	13

In 2001, the sector became subject to a new collective agreement which, for France Telecom, applies to its employees under private law. In 2002, most of France Telecom's French subsidiaries signed application agreements that allowed a greater degree of human resources flexibility within France Telecom, regardless of the bylaws, by means of a job classification system.

The collective representation of France Telecom employees is subject to a legal system specific to France Telecom. France Telecom employees in France are represented by the main national unions. In 2002, France Telecom's labor situation was satisfactory overall, with a low number of strike days, which had no significant impact on either its financial conditions or the results of operations. France Telecom believes that dialog with union organizations was constructive in 2002, and that its employee relations are good.

For a discussion on employee representation on the board of directors, see "6.1 Board of Directors".

Profit sharing

France Telecom has entered into four incentive payment plans with its employees since 1992. On April 4, 2000, the incentive plan agreement covering the years 2000 to 2002 was signed, and was designed to give employees an incentive based on their operating unit's performance. It provides each operating unit — sales office or technical unit — with the option of basing its employees' incentive payment plan on a certain number of criteria to reflect the unit's main objectives.

A new incentive plan agreement covering the years 2003 to 2005 may be signed prior to June 30, 2003.

The following table shows total distributions under this plan over the past five years:

	Year ended December 31,				
	1998	**1999**	**2000**	**2001**	**2002**
	(€ millions)				
Incentive Payments by France Telecom	78	60	95	102	120

France Telecom entered into a group profit-sharing agreement on November 19, 1997 with four of its unions (CFDT, CFTS, CGC and FO). The agreement applies to employees of France Telecom and of its majority-held French subsidiaries. The special reserve of France Telecom is the sum of the special profit-sharing reserves calculated for each relevant subsidiary following a specified formula (according to an overriding amendment signed on June 29, 2001). The special reserve is distributed to eligible employees, in an amount based for 20% on the amount of hours they spent in the workplace and 80% in proportion to their annual gross salary. The amounts attributed to each individual are held in France Telecom's group savings plan and are not available for five years.

The following table displays the total amount of distributions pursuant to this plan over the last five years:

	Year ended December 31,				
	1998	**1999**	**2000**	**2001**	**2002**
	(€ millions)				
Special reserve — France Telecom	143	135	145	122	100

Group savings plan

On May 28, 2002, the board of directors of France Telecom decided to proceed with a capital increase by offering new shares. This opportunity was be reserved to employees and former employees who were participants in France Telecom's group savings plan and to new participants of this plan who were with France Telecom for at least three months, and who were employees of one of the companies within the group on the last day of the subscription period. The shares were offered at a price of €22.85 per share (corresponding to the average share price for the 20 days preceding May 28, 2002). The board also decided to proceed with a capital increase by incorporation of reserves or bonuses by "matching" attribution of cash shares to subscribers of shares, with amounts determined according to the following guidelines: one free share for each share subscribed up until €2,000, one free share for two shares subscribed up until €7,000, and one free share for four shares subscribed above €7,000.

The subscription period was open between June 7, 2002 and June 18, 2002, inclusive. Subscriptions were made through the company investment fund (*Fonds communs de placement d'entreprise* (FCPE)). However, in view of fluctuations affecting France Telecom shares during the subscription periods, subscribers had the option of canceling all of their orders by July 4, 2002, inclusive, at the latest.

The capital increase took place on July 31, 2002, by decision of the Chairman of the board of directors. Participants in the group savings plan subscribed 2,298,125 shares paid-in in cash and were allotted 2,298,125 free shares, for a total number of 4,679,541 new shares. The new shares thus created were valid as of January 1, 2002 and will be identical to the former shares as of their listing date.

Within the framework of its share purchase program, at the end of July 2002, France Telecom had purchased from the FCPE FT Réinvestissement 2002, 2,160,593 France Telecom shares that became available on July 1, 2002, corresponding to the fees that employees and former employees decided to reinvest when subscribing to new shares in cash; the purchase price for such France Telecom shares from the FCPE FT Réinvestissement was equal to €22.85 per share. The board of directors cancelled 2,040,716 of these shares on September 12, 2002.

Options

France Telecom does not have an option plan for the subscription and/or purchase of stock.

Civil servants; civil servant pension regime

On December 31, 2002, a majority of the employees of France Telecom were civil servants. As such, they are entitled to specific legal protection and a substantial portion of their compensation is determined by the French State.

Item 7. Major Shareholders and Related Party Transactions

7.1 Major Shareholders

At March 1, 2003, France Telecom estimates that its shares were held as follows:

Name	Number of Shares Beneficially Owned	Percentage of Outstanding Shares	Number of Voting Rights	Percentage of Voting Rights
French State	671,786,275	56.59%	671,786,275	61.53%
Public	383,179,333	32.28%	383,179,333	35.1%
Employees[1]	36,829,897	3.1%	36,829,897	3.37%
France Telecom[2]	95,363,219	8.03%	0	0%
Total	**1,187,158,724**	**100.0%**	**1,091,795,505**	**100.0%**

(1)   Data set forth only represents France Telecom employees who own registered shares of France Telecom either directly or through a Group Savings Plan.

(2)   None of the subsidiaries of France Telecom hold shares of France Telecom.

At March 1, 2003, France Telecom knows of no other shareholder who, either directly or indirectly, owns 0.5% or more of France Telecom's share capital or voting rights. For information on shares held in the United States, see "Item 9. The Offer and Listing".

Changes in major shareholders over the past three years

Over the past three years, to France Telecom's knowledge, there have been no significant changes to the shareholding of France Telecom other than (i) those resulting from the issue on August 22, 2000 of 129,201,742 France Telecom shares to Mannesmann A.G. (of Group Vodafone) in exchange for shares in Orange plc from Mannesmann A.G. contributed to France Telecom, and the repurchase by France Telecom of these shares and (ii) those resulting from the sale by Deutsche Telekom of its entire investment in France Telecom to institutional investors, which occurred on June 19, 2002.

France Telecom believes that these contracts were entered into and executed under normal market conditions.

The distribution of the share capital during the general meetings of shareholders of France Telecom evolved in terms of percentage of participation as follows:

Name	As of the General Shareholders Meeting approving the accounts for the year ended December 31, 2000			As of the General Shareholders Meeting approving the accounts for the year ended December 31, 2001			As of the General Shareholders Meeting		
	At May 31, 2001			At May 28, 2002			At February 25, 2003		
	Number of Shares (in thousands)	Percentage of Shares	Percentage of Voting Rights	Number of Shares (in thousands)	Percentage of Shares	Percentage of Voting Rights	Number of Shares (in thousands)	Percentage of Shares	Percentage of Voting Rights
French State . . .	640,658	55.5	59.7	639,274	55.4	60.56	671,786	56.45	61.53
Public	327,613	28.39	30.4	353,225	30.61	33.46	382,675	32.25	35.16
Employees[1] . . .	34,461	3.16	3.4	35,218	3.05	3.34	37,334	3.04	3.31
Deutsche Telekom	20,492	1.8	1.9	20,492	1.77	1.94	—	—	—
Vodafone	49,730	4.3	4.6	—	—	—	—	—	—
SITA	—	—	—	7,379	0.64	0.7	—	—	—
France Telecom[2] . . .	78,877	6.8	—	98,243	8.51	—	98,363	8.26	—
Total	1,153,832	100.0%	100.0%	1,153,832	100.0%	100.0%	1,190,159[3]	100.0%	100.0%

(1)   Data set forth only represents France Telecom employees who own registered shares of France Telecom either directly or through a Group Savings Plan.

(2)   None of the subsidiaries of France Telecom hold shares of France Telecom.

(3)   Does not include the cancellation of 3 million shares held by France Telecom pursuant to the board of directors' decision on February 25, 2003, following the shareholder's meeting the same day.

7.2 Shareholders' Agreements

To the best of France Telecom's knowledge, no agreement, pact or other contract exists between the shareholders relating to their holdings in France Telecom.

France Telecom is party to other agreements described in Items 4 and 5 of this report. These agreements, do not contain any clauses which could as of the date of this report have a material effect on France Telecom's financial condition and results of operations, with the exception of shareholders' agreements or other contractual arrangements between shareholders described in this report. All material off balance sheet commitments related to these agreements are included in "Item 5. Operating and Financial Review and Prospects—5.10 Contractual Obligations and Off Balance Sheet Commitments" and in Note 28.1 in the Notes to the Consolidated Financial Statements including those relating to, among others, TP SA, Wind, BITCO and TDF.

7.3 French State Veto Power on Certain Divestitures

Under the "France Telecom Law" (FT law) (French law no. 96-660 of July 26, 1996) and the Public Interest Service Charter, the French State has the right to block or impose conditions on any proposed divestiture by France Telecom of any part of its telecommunication network infrastructure that is necessary for it to meet its obligations, especially public interest obligations pursuant to the Public Interest Service Charter, taking into account France Telecom's rights under the proposed transfer agreement between France Telecom and the transferee. The FT law and Public Interest Service Charter determine the terms and conditions to block divestitures and thus render transfers null and void.

7.4 Related Party Transactions

Transactions with the French State

While the French state's various agencies constitute France Telecom's largest customer group, because these various agencies generally have their own specific telecommunications needs, policies and purchasing practices, France Telecom does not view the French State as comprising a single customer and, as a practical matter, treats these various agencies as separate customers.

In 2002 France Telecom received a total amount of €5.7 million (excluding taxes) under the terms of agreements entered into with the French State and which provide for France Telecom to make available certain members of its personnel to certain ministries and the office of the President of the Republic and other branches of French government.

As part of its public interest obligations, France Telecom is also required to provide specific services to certain governmental agencies. See "Item 4. — 4.15.2 — French Regulation — Special Status of France Telecom". France Telecom provides telecommunications services to governmental agencies at market prices. The Public Interest Service Charter provides that France Telecom will be fairly compensated for such services.

France Telecom is also party to commercial agreements with the La Poste (the French postal service), which specifically provide for a sharing of personnel and real estate between France Telecom and the Post Office. See Note 27 in the Notes to the Consolidated Financial Statements.

For more information regarding the relationship between France Telecom and the French State, see "Item 3. Key Information — 3.3.1 Risks Relating to France Telecom's Business — Investigation by the European Commission regarding potential state aid in favor of France Telecom".

Relationship with ERAP

With regard to the increase in shareholders' equity of France Telecom, the French State has indicated that it will participate, along with private investors, pro rata of its portion of the share capital (or approximately €9 billion) and that it is prepared to provide, in anticipation of its participation in the capital increase, through a shareholders' loan, to be repaid under normal market conditions, that would be made available to France Telecom from ERAP. See "Item 3. Key Information — 3.3.1 Risk Factors Relating to France Telecom's Business — Investigation by the European Commission regarding potential state aid in favor of France Telecom".

Relationships with subsidiaries

France Telecom has established framework agreements for its relationships with its listed subsidiaries Orange, Wanadoo and Equant. France Telecom has also entered into arrangements with its subsidiaries and affiliated companies, regarding, notably, assistance and the licensing of brands. In addition, financial agreements have been established between France Telecom and most of its subsidiaries. France Telecom believes that these agreements were entered into at arm's length under normal market terms.

Orange

Relationship Agreement

France Telecom and Orange entered into a Relationship Agreement, dated January 17, 2001, to regulate their ongoing relationship. This agreement will remain in existence for as long as France Telecom owns more than 50% of the share capital of Orange, although it may be terminated by France Telecom if the shares of Orange cease to be listed on the *Premier marché* of Euronext Paris SA and the Official List of the UK Listing Authority. The agreement provides, among other things, that:

- all transactions entered into by a member of Orange are to be judged on their own merits and according to the best interests of all shareholders of Orange;

- all transactions between the France Telecom group and Orange (including trading relationships) are to reflect market conditions and be on normal commercial terms;

- France Telecom and Orange are to make all reasonable efforts to avoid any conflict of interest arising between their respective groups;

- Orange will provide France Telecom with all financial information as France Telecom may reasonably request in accordance with the internal reporting requirements of the France Telecom group and for the purpose of establishing the financial statements of the France Telecom group. France Telecom must keep such information confidential;

- the primary purpose of Orange's business will be to provide, worldwide, wireless telecommunications network services, the sale and marketing of wireless voice and wireless data communications products and services and multimedia and multi-device access to these products and services;

- France Telecom will have the right to propose the appointment of four of the ten directors to the Board of Orange, one of which will be the Chairman;

- France Telecom does not intend to establish an activity that will compete with the wireless activity of Orange; if France Telecom acquires businesses with activities similar to those of Orange, France Telecom will do its best to offer to Orange to acquire the activities under the same conditions, unless such a transfer does not prove to be practicable or legally permitted. Where an activity of Orange becomes convergent with the activity of France Telecom and results in competition between the two groups, France Telecom and Orange will discuss in good faith the development and continuation of the convergent activity on a common basis; and

- Orange will conduct its financial policy in close collaboration with France Telecom; in particular, if Orange wishes to increase its level of debt, Orange must first consult France Telecom and, should France Telecom have a surplus of funds available that would permit France Telecom to lend the funds under better conditions than those that Orange could obtain, Orange will obtain the financing through France Telecom.

Agreements between Orange and France Telecom

In order to benefit from France Telecom's image, Orange has entered into a trademark license agreement with France Telecom. This agreement is for the use by Orange of the figurative France Telecom trademark, in France and abroad, from January 1, 2002. In consideration for this license, Orange pays an annual royalty to France Telecom of 0.13% of the gross revenues of Orange France and some of its French subsidiaries realized from third parties ("external" revenues).

In order to benefit from France Telecom's experience in the internal management of accountancy and administrative, legal and financial services, Orange and France Telecom have entered into two agreements,

with effect from January 1, 2002, for advice and assistance services. The first agreement was entered into for the benefit of Orange and its French subsidiaries, in consideration for an annual fee of 0.37% of the "external" gross revenues of Orange France and some of its French subsidiaries. The second agreement was entered into for the benefit of Orange and some of its foreign subsidiaries in consideration of an annual fee of 0.10% of the "external" gross revenues of some of the foreign subsidiaries of Orange. An amendment to these contracts, effective from January 1, 2003, is currently being negotiated.

The purpose of these contracts is (i) to invoice back to France Telecom the costs of Orange's use of the figurative France Telecom trademark under the Licence Agreement and the charges relating to shared central corporate resources for France Telecom's subsidiaries (Human Resources Division, Financial Division, legal, fiscal, purchasing and relations with public authorities), and (ii) to invoice back to Orange the actual costs paid by France Telecom and covered by these agreements. The price is determined upon an evaluation of Orange's turnover and the percentage indicated are the results of anticipated actual costs based upon the anticipated turnover. These agreements are in accordance with the provisions of the Relationship Agreement.

France Telecom believes that these contracts were entered into and executed under normal market conditions.

Financing Agreements

Orange will be able to use France Telecom's borrowing capacity to make borrowings or issue debt securities and then lend the net proceeds to Orange. France Telecom is under no obligation, however, to provide Orange with sources of liquidity or capital resources, except for certain credit facilities. In addition, the loan agreements must reflect market conditions.

Agreements between Orange France and France Telecom

Before Orange France became a subsidiary of Orange on August 22, 2000, there were contracts and agreements between France Telecom Mobiles, predecessor to Orange France, and France Telecom to organize services within France Telecom. These contracts and agreements reflect market conditions. Since August 22, 2000, these contracts have been progressively adapted to the new context of the contractual relations between Orange France and France Telecom. A number of new contracts have already been signed and others are still under negotiations. In the meantime, a framework agreement has been prepared for all of the contracts existing between France Telecom Mobiles and France Telecom. This provides that each of these contracts shall remain valid until the signature of any relevant new contract between Orange France and France Telecom and shall amend, for each one of them, the provisions relating to the payment of the services provided, dispute resolution, liability and insurance. The contracts between Orange France and France Telecom are not intended to be replaced by contracts entered into between Orange SA and France Telecom. Contracts between Orange France and France Telecom fall within the scope of the principles defined in the Relationship Agreement.

The principal contracts include:

- An interconnection agreement, effective February 6, 2001 regarding the access to the switched public network and interconnection for public digital wireless services which outlines the terms of interconnection with France Telecom's fixed line network. The terms of this agreement are non-discriminatory and on the same basis as with agreements with other operators;

- Other framework agreements defining the terms for billing the services performed on the Orange France (formerly Itineris) GSM network and performed by France Telecom personnel who do not work for Orange France. These agreements include:

    — a framework agreement relating to operation of the radio subsystem (BSS) equipment for the Orange France (formerly Itineris) network. This agreement describes the provision of

maintenance services in respect of the BSS systems equipment for the Orange France network, the organisation of such services and the payment for such services;

— a framework agreement to provide maintenance services in respect of switching circuits (MSC). Under this agreement, France Telecom is responsible for the repair and maintenance services on certain MSC switching circuits; and

— a framework agreement outlining a partnership to deploy radio sites and assure coverage quality for the Orange France (formerly Itineris) network.

- Various marketing and distribution agreements between Orange France and France Telecom;

- An agreement providing for a turnkey telephone information service (712) with direct dial and related services. In parallel to call connection or provision of telephone directory information, the service supplies by mini-SMS text messages the details requested to the subscriber of the Orange France network;

- Various agreements entered into between France Telecom Recherche & Développement (FTR&D) and Orange France, defining the general conditions under which FTR&D agrees to provide research and development services on behalf of Orange France;

- A logistics service agreement entered into in February 2003 with France Telecom Terminaux for various services, including assistance in negotiations with handset suppliers and the supply of network distribution; and

- Various agreements with France Telecom/Development Division/Information Systems Division (FT/DVSI).

Wanadoo

Wanadoo has entered into a series of agreements with France Telecom and its subsidiaries under market conditions. The principal agreements are described below.

Agreement for the distribution and marketing of Wanadoo's products and services by France Telecom's network of agencies

France Telecom and Wanadoo Interactive, a subsidiary of Wanadoo, entered into a distribution and marketing agreement on June 1, 1997, to define the conditions under which France Telecom sells, distributes and promotes Wanadoo's products and services through France Telecom sales offices, on behalf and for the benefit of Wanadoo Interactive. In exchange, Wanadoo Interactive undertakes to assist France Telecom in promotional operations to ensure quality after-sales service and France Telecom receives a commission for each of the products or services distributed and promotional operations realized. This agreement was entered into for a period of one year and is tacitly renewable annually.

Contracts relating to France Telecom's IP network

In order to have the use of the transmission capacity and quality necessary to meet the needs of its customers, Wanadoo uses France Telecom's IP network.

The services provided by France Telecom are charged at market rates after negotiation with the ART. Contracts are regularly updated to take into account France Telecom's changing offers and to incorporate the lower rates resulting from the prices shown in France Telecom's new interconnection catalogs.

Contracts relating to international networks

In the countries where it is as an Internet service provider, Wanadoo uses the networks of subsidiaries or local divisions of France Telecom. The services are provided under market conditions. Wanadoo uses such networks in Spain, Belgium and The Netherlands.

Agreements between France Telecom and Pages Jaunes

Since its creation, *Pages Jaunes* (Yellow Pages) (formerly ODA) has published France Telecom's telephone directories. Since May 1999, *Pages Jaunes* has created, published and distributed the directories for France Telecom. Following the transfer by France Telecom of directory publishing to the *Pages Jaunes*, the agreements were amended in June 2000 and, as a result, only relate to the printed and electronic versions of *Annuaires* (the white pages) (3611).

Financing agreements

France Telecom has entered into financing agreements with Wanadoo. Wanadoo thereby benefits from financing terms available to France Telecom. The agreements are entered into for the current fiscal year and are renewable. The agreements may be terminated at any time upon one month's notice.

Scientific and technical collaboration agreements

France Telecom R&D has entered into different agreements with Wanadoo for scientific and technological collaboration.

Leasing and sub-leasing agreements

Wanadoo has signed leasing and sub-leasing agreements for all of its properties provided by France Telecom. Rents are charged based on the amount of space occupied in each facility, and all billing occurs in a manner transparent to each party of the lease.

Profit sharing agreements

Wanadoo is part of the France Telecom group's profit sharing plan (see "Item 6. Directors, Senior Management and Employees — 6.5 Employees — Profit sharing").

Other agreements

Entities of the France Telecom group have entered into additional agreements with Wanadoo under market conditions, notably concerning call centers.

Equant

Prior to the merger of Equant and Global One, France Telecom had agreements between its various subsidiaries and business divisions and Global One for services provided. Upon consummation of the Equant transactions, Equant has replaced Global One in most agreements.

On November 19, 2000, France Telecom and Equant entered into a series of agreements pursuant to which the new Equant group was formed. Among other things, France Telecom undertook to share with Equant certain restructuring costs resulting from Equant's combination with Global One. Equant and France Telecom also agreed to share responsibility for managing their respective customers. Generally, Equant will have account responsibility for multinational corporations and other corporate customers outside of France and France Telecom offers its data transmission services to companies in France. Approval of the independent directors of Equant is required in order to permit Equant to enter into any material contract, agreement or transaction with France Telecom or any of its affiliates other than in the ordinary course of business and under normal market conditions. Approval of the independent directors will also be required for Equant's supervisory board to approve certain amendments to Equant's bylaws, as well as for Equant to pay dividends.

On June 29, 2001, France Telecom, Equant and SITA entered into new agreements which replaced the existing joint venture agreement between SITA and Equant. Under the new contract with SITA, Equant runs and controls the network, and SITA holds an exclusivity agreement to market Equant's products and services to the air transport community.

France Telecom and Equant also signed a series of agreements providing for the provision of services by France Telecom to Equant and the purchase by Equant of transmission capacity, IP and voice services. Equant also provides France Telecom with transmission, voice, IP and support services in those countries where France Telecom is not established. These agreements will remain in force as long as France Telecom continues to hold at least 34% of the share capital of Equant. These agreements were entered into under normal market conditions, excepting voice services whose costs are largely borne by France Telecom, which assumes responsibility for this activity.

Currently, the primary agreements between Equant and France Telecom are as follows:

- Equant and Transpac, a France Telecom subsidiary, have entered into three series of agreements (the "Transpac Umbrella Agreement," the "Affiliation Agreement" and the "Reseller Agreements") governing contractual relations for France, pursuant to which Transpac is the exclusive distributor for Equant in France and consequently undertakes to realize a minimum annual total revenue;

- There are also agreements relating to the network, pursuant to which Equant and France Telecom mutually provide each other with transmission capacity and IP services in countries where their partner's capabilities are limited or non-existent;

- Finally, agreements entered into between France Telecom and Global One and assumed by Equant, relate to two distribution agreements by which Equant markets the sale of calling cards in a certain number of countries and traffic carrier activities (services to other operators) outside France, on behalf of France Telecom, in both cases charging a fee of 0.5% of total revenue realized. These agreements, which were scheduled to terminate on December 31, 2002, will remain in force until, for calling cards, the complete operational conclusion of such activity by France Telecom and, for traffic carrier activities, are partially extended within the framework of a new agreement.

These contracts address the following areas:

- the distribution in France of Equant's products and services by Transpac, under an exclusive distribution agreement;

- the distribution outside France of Transpac's products and services by Equant, under an exclusive distribution agreement;

- the methods for producing in France network services sold to customers outside of France;

- the purchase of network capacity and IP services by Equant from France Telecom Long Distance and the provision of support services by Equant;

- the transfer of the voice switching activity to France Telecom, which remains the responsibility of both parties during the transition period; and

- the transfer of the activities related to the carriers and card businesses to France Telecom and the methods for managing said activities after their transfer.

Other Related Party Transactions

France Telecom is a shareholder in several satellite consortia from which it purchases satellite transmission services, including Intelsat and Inmarsat. France Telecom believes that these transactions were entered into and carried out on an arm's length basis under normal market conditions.

Item 8. Financial Information

8.1 Financial Statements

See "Item 18. Financial Statements" for a list of financial statements and other financial information filed with this annual report on Form 20-F. France Telecom's fiscal year ends on December 31.

8.2 Legal Proceedings

See "Item 4. Information on France Telecom — 4.14 Legal Proceedings".

8.3 Dividends Policy

France Telecom paid a dividend of €0.99 per share in 1997 for a total amount of €990,918,612, a dividend of €1.00 per share in 1998 for a total amount of €1,024,614,561, a dividend of €1.00 in 1999 for a total amount of €1,024,614,561, a dividend of €1.00 in 2000 for a total amount of €1,074,654,829 and a dividend of €1.00 in 2001 for a total amount of €1,074,654,829. At the annual general meeting of shareholders held on May 28, 2002, the shareholders approved distribution of a dividend of €1.00 per share for the year ended December 31, 2001, for a total amount of €1,074,654,829 payable in cash or shares at the election of the shareholder. The dividend payment in shares resulted in the creation of 33,687,956 new France Telecom shares, nominal value of €4 each, with each being issued at a price of €19.66.

The board of directors decided at its meeting on March 4, 2003 not to propose a distribution of dividends for 2002. This resolution will be presented for the approval of the general shareholders' meeting which will take place in May 2003.

The payment of dividends is assured by Euroclear France.

Future dividends will depend on the ability of France Telecom to achieve positive results, its financial situation and all other factors deemed relevant by the board of directors.

Unclaimed dividends revert to the French State five years from their date of payment.

France Telecom issued two tranches of perpetual bonds redeemable for France Telecom shares (TDIRA) on March 3, 2003. France Telecom will have the right to postpone the payment of interest due if a dividend has not been approved by the shareholders or if an interim dividend has not been set by the board of directors during the twelve months preceding the interest payment date. The deferred interest will bear interest at Euribor — twelve months. They should be distributed in their entirety and with interest on the interest payment date following any decision regarding the distribution of a dividend or an interim dividend and prior to redemption of shares. Thus, the consequence of a decision to distribute a dividend will essentially be to require France Telecom to make a payment of accumulated and capitalized interest.

Item 9. The Offer and Listing

The principal trading market for the shares is Euronext Paris SA, where the shares have been traded since October 20, 1997. Prior to that date, there was no public trading market for the shares. The shares are traded on the *Premier marché* of Euronext Paris SA, under Euroclear code 013330, and are included in the "CAC 40 Index" (a widely followed index of 40 major stocks). The shares in the form of American Depositary Shares ("ADSs") are also listed on the New York Stock Exchange under the symbol "FTE". BNP Paribas holds the share registry for France Telecom and the Bank of New York acts as depositary for the ADSs.

9.1 Trading Practices and Procedures on Euronext Paris SA

Effective September 22, 2000, upon successful completion of an exchange offer, the ParisBourse SBF SA ("SBF"), the Amsterdam Exchanges and the Brussels Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of the SBF, the Brussels Stock Exchanges and the Amsterdam Stock Exchanges contributed their shares to Euronext NV, a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris SA. Since October 27, 2000, securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their local exchanges. As part of Euronext, Euronext Paris SA retains responsibility for the admission of shares to Euronext Paris SA's trading markets as well as the regulation of those markets.

Securities approved for listing by Euronext Paris SA are traded in one of three markets. The securities of most large public companies are listed on the *Premier marché*, with the *Second Marché* available for small- and medium-sized companies. Trading on the *Nouveau Marché* was introduced in 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the *Marché Libre OTC*.

9.2 The *Premier marché*

The *Premier marché* is a regulated market managed and operated by Euronext Paris SA.

Admission to the *Premier marché* is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris SA. In addition, companies applying for listing on the *Premier marché* are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

Securities listed on the *Premier marché* of Euronext Paris SA are traded through authorized financial institutions that are members of Euronext Paris SA. Trading takes place continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m., during which transactions are recorded but not executed, with a closing auction at 5:30 p.m. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. Euronext Paris SA has introduced continuous electronic trading hours during trading hours for most actively traded securities. Euronext Paris SA publishes a daily official price list that includes, among other things, price information on listed securities.

France Telecom's shares are placed in the category "*Continu*", which includes the most actively traded securities.

Trading in securities listed on the *Premier marché* may be suspended by Euronext Paris SA if quoted prices exceed certain price limits defined by the relevant regulations. In particular, if the quoted price of a "*Continu*" security varies by more than 10% from the reference price (which is generally the previous

day's closing price or the opening price for the trading session), trading may be suspended for up to 4 minutes. Further suspensions for up to 4 minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. If the quoted price of a "*Continu*" security varies by more than 2% from the last quoted price, trading may be suspended for up to 4 minutes. On its own initiative or upon justifiable request of the issuer, Euronext Paris SA may also suspend trading of a security listed on the *Premier marché* in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the *Conseil des marchés financiers* (the self-regulatory authority over French stock exchanges) and the Commission des opérations de bourse may also suspend trading.

Since September 25, 2000, all trading on the *Premier marché* of Euronext Paris SA is settled on a cash-settlement basis on the third day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (*Ordre stipulé à Règlement Différé* or "OSRD"). The OSRD allows stockholders to benefit from certain leverage and other special features of the previous monthly settlement market (*marché à règlement mensuel*) and is only available for trades in securities which either (i) are a component of the index SBF 120 or (ii) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million on Euronext Paris SA and that are cited in a list published by Euronext Paris SA. Investors in shares eligible for OSRD can elect on the determination date (*date de liquidation*), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. France Telecom's shares are eligible for the OSRD service.

Ownership of equity securities traded on a deferred settlement basis considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of securities executed on a deferred settlement basis during the month of a dividend date is deemed to occur after the dividend has been paid. If the sale takes place during the month preceding a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

Prior to any transfer of securities held in registered form on the *Premier marché*, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France SA, a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the *Premier marché* are cleared and settled through Euroclear France SA using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

France Telecom's shares have been included in the CAC 40, the principal index published by Euronext Paris SA, since November 12, 1997. The CAC 40 is derived daily by comparing the total market capitalization of 40 stocks included in the monthly settlement market of Euronext Paris SA to a baseline established on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 indicates the trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. France Telecom's shares could be removed from the CAC 40 at any time, as is the case for any other company included in this index, and the exclusion or the announcement thereof could cause increased volatility of the market price of France Telecom's common shares.

9.3 Trading History of France Telecom's Securities Listed on the New York Stock Exchange

In October 1997, France Telecom's shares were listed on Euronext Paris SA and the New York Stock Exchange. In 2001 and 2002, France Telecom's share price evolved within the context of a volatile market, particularly affecting the telecommunications sector. The following table sets forth, for the periods indicated, the reported high and low quoted prices in euro for the shares on Euronext Paris SA and in dollars for the ADSs on the New York Stock Exchange.

	Euronext Paris SA		New York Stock Exchange	
	High	Low	High	Low
	(€)		($)	
1998	**75.94**	**32.85**	**83.20**	**35.44**
1999	**132.80**	**62.60**	**134.50**	**67.00**
2000	**219.00**	**90.60**	**209.94**	**80.75**
2001	101.60	27.00	93.40	25.44
First Quarter	101.60	56.20	93.40	49.90
Second Quarter	82.90	50.55	73.89	44.70
Third Quarter	59.55	27.00	50.40	25.44
Fourth Quarter	51.65	30.45	45.39	28.00
2002	**48.60**	**6.75**	**42.70**	**6.84**
First Quarter	48.16	28.15	42.70	24.48
Second Quarter	35.30	8.60	30.95	8.80
Third Quarter	16.75	6.75	16.25	6.84
Fourth Quarter	21.93	6.95	21.44	7.01
September 2002	13.10	6.75	11.60	6.84
October 2002	12.15	6.95	11.87	7.01
November 2002	19.45	10.82	17.99	11.01
December 2002	21.93	15.85	21.44	15.90
January 2003	25.00	16.80	27.00	18.32
February 2003	24.68	18.85	26.50	20.45
March 2003 (through March 19)	21.75	17.45	23.34	19.45

*   Source: Euronext Paris SA and Bloomberg.

The following table sets forth the trading history of the contingent value rights issued by France Telecom in the context of the acquisition of Equant. For more information on CVRs, see Note 3 to the Consolidated Financial Statements and "Item 4. Information on France Telecom — 4.3.4 Fixed line, voice and data services — Outside France — Equant".

	Euronext Paris SA		New York Stock Exchange	
	High	Low	High	Low
	(€)		($)	
2001				
Third Quarter*	12.50	10.12	11.44	8.95
Fourth Quarter	12.34	10.46	11.20	9.95
2002				
First Quarter	12.72	11.40	10.75	10.12
Second Quarter	12.80	11.51	12.05	10.41
Third Quarter	12.90	11.92	12.43	11.77
Fourth Quarter	13.58	12.22	14.10	12.26
September 2002	12.90	12.22	12.43	12.12
October 2002	12.98	12.22	12.66	12.26
November 2002	13.38	12.91	13.08	12.76
December 2002	13.58	13.21	14.10	13.09
January 2003	13.79	13.41	14.75	14.03
February 2003	14.04	13.75	15.05	14.89
March 2003 (through March 19)	14.10	14.05	15.59	14.83

---

* Listed as of the third quarter of fiscal year 2001. Source: Euronext Paris SA and Bloomberg.

On March 19, 2003, the last reported price per share on Euronext Paris SA was €21.51 and the last reported price per ADS on the New York Stock Exchange was $22.72.

As of December 31, 2002, 2,919,336 ADSs were outstanding and there were 48 holders of record of ADSs. The depositary for the ADS program is The Bank of New York. As of December 31, 2002, there were also 41 holders of record in the United States of France Telecom's shares.

9.4 Purchase by France Telecom of its Own Shares

Under French law, France Telecom may not issue shares to itself.

However, France Telecom may, either directly or through a financial intermediary acting on its behalf, purchase its own shares for one of three purposes:

- to reduce France Telecom's share capital by cancelling the shares France Telecom purchases, with shareholders' approval at an extraordinary general meeting;

- to provide shares to France Telecom's employees under a profit-sharing plan or stock option plan, with shareholders' approval at an extraordinary general meeting; or

- to acquire up to 10% of France Telecom's share capital in connection with a corporate repurchase program, provided France Telecom's shares are listed on a regulated market e.g., the *Premier marché*, the *Second Marché*, and the *Nouveau Marché*), the approval, or *visa*, of the COB on a *Note d'information* and the approval of its shareholders at an ordinary general meeting. Since December 2000, French regulation allows listed companies to file the *Note d'Information* with the COB either prior to the ordinary general meeting granting the authorization or after the board's decision to launch the program, i.e., after the general meeting.

France Telecom may not cancel more than 10% of its outstanding share capital over any 24-month period. In addition, it may not repurchase under either the second or third option listed above an amount of shares that would result in it holding, directly or through a person acting on its behalf, more than 10% of its outstanding share capital, or, if it has different classes of shares, 10% of the shares in each class.

France Telecom must hold any shares it repurchases in registered form. These shares also must be fully paid up. Shares repurchased by France Telecom are deemed outstanding under French law but are not entitled to dividends or voting rights, and France Telecom may not exercise the preemptive subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preemptive subscription rights attached to the other shares. However, if the shareholders decide to take them into account, France Telecom must either sell the rights attached to the shares it holds on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

2002 Share Repurchase Program

At the general shareholders' meeting on May 28, 2002, the shareholders, in their fifth resolution; authorized the board of directors, with powers to sub-delegate in the conditions provided for by the law for period of 18 months, to repurchase up to 10% of France Telecom's total outstanding share capital. The share repurchase program was made public in a *note d'information* which received visa no. 02-523 from the *Commission des opérations de bourse* on May 7, 2002.

The purposes of this repurchase program are (i) to participate in buying and selling of shares according to market situations; (ii) to allocate shares to employees as a benefit of their participation in profits from growth of France Telecom or in a group savings plan or a voluntary joint employee savings plan; (iii) implement any share purchase plan by employees under conditions set out by law; (iv) to deliver shares following the exercise of rights attached to securities giving rights to France Telecom shares through conversion, exchange, reimbursement, presentation of a certificate or by any other manner; (v) to hold repurchased shares, sell or transfer them, especially though exchange or delivery of stocks, in particular in connection with external growth operations or generally relating to the implementation of a patrimonial or financial management policy; and (vi) to cancel all or part of repurchased shares.

The general shareholders' meeting of February 25, 2003 also authorized, for a period of 26 months, the board of directors to cancel shares repurchased by France Telecom, for up to 10% of share capital existing on the date of the shareholders' meeting. This authorization terminates, for the unused part, the delegation to cancel shares repurchased by France Telecom granted by the general shareholders' meeting on May 28, 2002.

The authorization provided by the general shareholders' meeting was used in July 2002 in connection with the capital increase reserved for employees and former employees of France Telecom. France Telecom repurchased 2,160,593 France Telecom shares held by the *Fonds Communs de Placement* "FT Réinvestissement 2002" that correspond to the shareholder rights of the employees and former employees who invest in the group savings plan who would like to reinvest through the purchase of new shares. The repurchase occurred on July 31, 2001 by mutual agreement outside of the market, at a price equal to the subscription price for new shares, which was set at €22.85. Following the July 31, 2002 meeting the France Telecom share price varied between €15.30 and €14.37. The board of directors decided to cancel 2,040,716 of these shares at its meeting on September 12, 2002. No repurchase or cancellation of shares took place after this date.

As a result of the legal requirement that the French State maintain on a diluted basis over 50% of France Telecom's share capital, on February 25, 2003, the board of directors, with the authorization from the general shareholders' meeting, decided to cancel 3,000,000 treasury shares, or 0.25% of the share

capital before the cancellation prior to the issuance of perpetual bonds redeemable into France Telecom shares. This cancellation took place within the authorization provided by the said general shareholders' meeting. The relative effect resulting from the cancellation of the 3,000,000 treasury shares is 1.00025 for 1 share based on the number of shares comprising the share capital of France Telecom at March 1, 2003. The cancellation will be the subject of legal advertising formalities in an *avis* from Euronext Paris and a monthly announcement from the *Conseil des marchés financiers* and the *Commission des opérations de bourse*. The *Conseil des marchés financiers* will make this information known to the public. At March 1, 2003, France Telecom directly held 95,363,219 France Telecom shares. See "Item 7. Major Shareholders and Related Party Transactions — 7.1 Major Shareholders".

9.5 Trading in France Telecom's Own Shares

Under Regulation no. 90-04, as amended, of the COB, France Telecom may not trade in its shares for the purpose of manipulating the market and trading should under no circumstance aim at hindering the regular functioning of the market or misleading third parties. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

- trades must be executed on behalf of the company by only one intermediary in each trading session or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries in each trading session provided that the issuer is able to ensure an appropriate coordination between these intermediaries, in each trading session, provided that the issuer is able to ensure appropriate coordination between these internal diaries;

- any block trades may not be made at a price above the current market price; and

- each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

Since France Telecom's shares are continuously quoted (cotation en continu), a trade must meet the following requirements to be considered valid:

- the trade must not influence the determination of the quoted price before opening of trading, at the first trade of the shares, at the reopening of trading following a suspension either individual or general, or, as applicable, in the last half hour of any trading session or at the fixing of the closing price. This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (*contrat de liquidité*) complying with a charter of ethics approved by the COB;

- the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares; and

- the trade must not account for more than 25% of the total daily trading volume on the *Premier marché* in the shares during the three trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like France Telecom's shares, are eligible for the deferred settlement service (*Ordres stipulés à règlement différé* — OSRD). This requirement neither applies to (i) trades in blocks of shares nor (ii) trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (*contrat de liquidité*) complying with a charter of ethics approved by the COB.

However, there are two periods during which France Telecom is not permitted to trade in its own securities:

- the 15-day period before the date on which France Telecom makes its consolidated or annual accounts public; and

- the period beginning on the date at which France Telecom becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (*contrat de liquidité*) complying with a charter of ethics approved by the COB.

The use of repurchased shares to finance an acquisition is deemed justified to the extent the acquisition is performed after a three-month abstention period and an independent expert has been designated to verify the value of the shares, the value of the acquisition and the fairness of the exchange ratio.

After making an initial purchase of France Telecom's own shares, France Telecom must file monthly reports with the COB and the *Conseil des marchés financiers* ("CMF"), the self regulatory authority over French stock exchanges that contain specific information about subsequent transactions. The CMF makes this information available to the public.

Item 10. Additional Information

10.1 Bylaws

For France Telecom's registry and number, as well as its corporate purpose, please see "Item 4. Information on France Telecom — 4.1 History and Development" and refer to "Article 2. Corporate Purposes" of the bylaws (*statuts*).

The information below is a summary of the material information concerning France Telecom's share capital, together with material provisions of applicable French law and its bylaws, as amended by France Telecom's Shareholders' Meeting on May 28, 2002. An unofficial English translation of the bylaws is included as an exhibit to this document. You may obtain copies of France Telecom's bylaws in French from France Telecom, 6, Place d'Alleray, 75505 Paris Cedex 15, France. Please refer to those full documents for additional details.

Board of Directors

For a complete discussion of directors' powers under French law and France Telecom's bylaws, please see "Item 6. Directors, Senior Management and Employees — 6.1 Board of Directors".

Shareholders' Meetings and Voting Rights

In accordance with the French Commercial Code, there are three types of shareholders' general meetings: ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:

- electing, replacing and removing directors,

- appointing independent auditors,

- approving the annual and Consolidated Financial Statements,

- declaring dividends or authorizing dividends to be paid in shares, and

- issuing debt securities.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to France Telecom's bylaws, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

- changing France Telecom's name or corporate purpose,

- increasing or decreasing France Telecom's share capital,

- creating a new class of equity securities,

- authorizing the issuance of investment certificates or securities convertible or exchangeable or otherwise giving rights to equity securities, or

- the voluntary liquidation of France Telecom.

Special meetings of shareholders of a certain category of shares (such as shares with double voting rights or preferred shares without voting rights, among others) are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders' general meeting affecting these rights are effective only after approval by the relevant special meeting.

Annual ordinary meetings

The French Commercial Code requires France Telecom's board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the *Tribunal de Commerce* (the French Commercial Court). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders' meeting, France Telecom's independent auditors or a court-appointed agent may call the meeting. In a bankruptcy, France Telecom's liquidator or court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

- one or several shareholders holding at least 5% of France Telecom's share capital,

- any interested party in emergency situations,

- the workers committee in emergency situations, or

- duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of France Telecom.

The notice of a meeting must state the agenda for that meeting.

Notice of shareholders' meetings

Annual shareholders' meetings are called in accordance with French law for the holders of fully paid-up stock, regardless of the number of shares they own on the date of the meeting. In accordance with French corporate law, France Telecom must announce general meetings at least 30 days in advance by means of a preliminary notice (*avis de réunion*) which is published in the *Bulletin des Annonces Légales Obligatoires* (the "BALO"). The preliminary notice must first be sent to the COB. The COB also recommends that the preliminary notice should be published in a newspaper of national circulation in France. It must contain, among other things, the time, date and place of the meeting, the preliminary agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail and a statement that the shareholders have a period of 10 days starting from publication of the notice to send proposals for new resolutions.

At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, France Telecom must send a final notice (*avis de convocation*) containing the final agenda and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the final notice and published in a newspaper authorized to publish legal announcements in the local administrative department (*département*) in which France Telecom is registered as well as in the BALO, with prior notice having been given to the COB.

In general, shareholders can only vote on matters included in the agenda for the meeting. In an exception to this rule, shareholders may vote on the dismissal of directors and various other matters even though they have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be submitted to the board of directors within 10 days of the publication of the preliminary notice in the BALO by:

- one or several shareholders upon proof of a holding of a specified percentage of shares depending on the share capital amount of the company considered (as of December 31, 2002, 0.5%, taking into account France Telecom's share capital on December 31, 2002),

- a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of France Telecom's voting rights, or

- the Worker's Committee.

The board of directors must submit these resolutions to a vote of the shareholders.

In addition to a shareholder's right to certain information regarding France Telecom, any shareholder may, during the two weeks preceding a meeting of shareholders, submit to the board of directors written questions relating to the agenda for the meeting. The board of directors must respond to these questions during the general meeting.

Attendance and voting at shareholders' meetings

Each share confers on the shareholder the right to one vote. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and France Telecom's bylaws. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at a general meeting.

In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by France Telecom or on France Telecom's behalf by an agent appointed by France Telecom by 3:00 p.m. (Paris time) the day before the meeting. A holder of bearer shares must obtain a certificate (*certificat d'immobilisation*) from the accredited financial intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting by 3:00 p.m. (Paris time) the day before the meeting.

France Telecom's bylaws provide that shareholders may participate in shareholders' meetings by video-conference or by other means of telecommunication permitting shareholder identification. Shareholders are thus deemed present at these meetings for the calculation of quorum and majority.

Proxies and votes by mail

Shareholders may participate in and vote at general meetings either in person, by proxy, by mail or, as provided for by France Telecom's bylaws, by video-conference or any other means of telecommunication allowing the shareholders to be identified. Shareholders' votes are counted in proportion to the number of shares they hold.

Proxy forms and postal vote forms will be sent to any shareholder on request. In order to be counted, such proxies must be received at France Telecom's registered office, or at any other address indicated on the notice convening the meeting by 3:00 p.m. (Paris time) the day before the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder or, if the shareholder is a corporation, to a legal representative. Alternatively, the shareholder may send France Telecom a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

Representation of non-French residents

A shareholder who is not a French resident may be represented at the general meeting by an intermediary under the name of which he or she is registered and who is acting on his or her behalf (see "10.3 Form, Holding and Transfer of Shares — Holding of shares") if:

- the registration of such intermediary, in the form of a collective account or in several individual accounts, has been made with France Telecom's accredited account administrator;

- such intermediary has declared, when opening one or several accounts with the accredited account administrator, that it is an intermediary holding shares on someone's behalf, under conditions imposed by law; and

- such intermediary represents that, upon France Telecom's or the accredited account administrator's request, it will disclose the identity of the non-resident holders of the shares whose voting rights are exercized.

An intermediary who complies with the above-mentioned requirements may exercise the voting rights or transmit the relevant proxies pertaining to the shares for which they have received a general power of attorney. However, such voting rights or proxies will not be taken into account if the intermediary has not registered or has not disclosed the identity of the non-resident holders of the shares for whom such voting rights or proxies are exercised.

Quorum

Under French corporate law, a quorum requires the presence, in person, by mail or by proxy, of shareholders holding at least (i) 25% of the shares entitled to vote, in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premiums, or (ii) 33⅓% of the shares entitled to vote, in the case of any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is reconvened, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is reconvened only to approve an increase in France Telecom's share capital through incorporation of reserves, profits or share premium. In the case of any other reconvened extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

Approval of any resolution at an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premiums requires a simple majority of the votes cast. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

In general, each shareholder is entitled to one vote per share at any general meeting. Under the French Commercial Code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders' meeting, France Telecom must provide a set of documents including France Telecom's annual report on Form 20-F and a summary of the results of the five previous fiscal years to any shareholder who so requests.

French corporate law requires that a special report be provided to the ordinary shareholders' meeting regarding stock options authorized and/or granted by the company.

Dividends

France Telecom may only distribute dividends out of France Telecom's "distributable profits", plus any amounts held in France Telecom's reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or France Telecom's bylaws. "Distributable profits" consist of France Telecom's unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or France Telecom's bylaws.

Legal reserve

The French Commercial Code provides that French *sociétés anonymes* such as France Telecom must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to certain French subsidiaries of France Telecom's French subsidiaries on an unconsolidated basis that have the form of a commerical company (*société commerciale*).

The legal reserve constitutes a legal guarantee for third party dealing with France Telecom and, in this respect, may not be distributed to shareholders, nor used by France Telecom to purchase treasury shares. In the event of loss, the legal reserve funds will be used to compensate such loss in the absence of any other available reserve. At December 31, 2002, France Telecom's legal reserve was €461,532,777.20.

Approval of dividends

Upon recommendation of France Telecom's board of directors, France Telecom's shareholders may at the annual general meeting decide to allocate all or part of distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. France Telecom's board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders.

France Telecom must distribute dividends to the shareholders pro rata according to their shareholdings.

Interim dividends

In addition, if France Telecom has earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by its auditors, France Telecom's board of directors may distribute interim dividends for a minimum amount of € 0.76 per share, to the extent of the distributable income without shareholder approval, subject to French corporate law and regulations.

Option to receive dividends in shares

In addition, France Telecom's bylaws authorize the shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or in its shares. For dividends or interim dividends paid in shares, prior authorization by a shareholders' meeting is required.

Date of payment of dividends

The actual dividend payment date is decided by France Telecom's shareholders at an ordinary general meeting or by its board of directors, if no decision is taken by its shareholders. France Telecom

must pay any dividends within nine months of the end of its fiscal year. Dividends not claimed within five years of the date of payment revert to the French State.

10.2 Changes in share capital

At March 1, 2003, France Telecom S.A.'s share capital was €4,748,634,896, divided into 1,187,158,724 shares with a nominal value of €4 each, all of which are fully paid. Each share is entitled to one vote and, given that France Telecom S.A. holds 95,363,219 of its shares in treasury, the total number of voting rights was 1,091,795,505 at March 1, 2003. Each share confers the right to its proportional share in the profit and assets of France Telecom S.A.

Increases in share capital

As provided by the French Commercial Code, France Telecom's share capital may be increased only with the shareholders' approval at an extraordinary general meeting following a recommendation of the board of directors. Increases in France Telecom's share capital may be effected by:

- issuing additional shares,

- increasing the nominal value of existing shares, or

- creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected by issuing such securities:

- for cash,

- for assets contributed in kind,

- upon conversion, exchange or redemption of securities convertible, redeemable or exchangeable into France Telecom's shares,

- upon the exercise of stock options, share warrants or other similar securities comprising rights to subscribe for France Telecom's shares,

- by capitalization of profits, reserves or share premiums,

- subject to various conditions, in satisfaction of debt incurred by France Telecom, or

- any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See "10.1 Bylaws — Shareholders' Meetings and Voting Rights".

The shareholders may delegate to the board of directors the right to carry out any increase in share capital previously authorized by the shareholders. The board of directors may further delegate this right to France Telecom's Chairman.

Under the French Commercial Code, if the shareholders decide on a capital increase or decide to delegate to the board of directors the right to carry out a capital increase, they must decide whether to proceed with a capital increase reserved to employees of France Telecom and its subsidiaries and whether to delegate to the board of directors the right to carry out such reserved capital increase.

Decreases in share capital

According to the French Commercial Code, any decrease in France Telecom's share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital

reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase France Telecom's own shares, all holders of shares must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential subscription rights

According to the French Commercial Code, if France Telecom issues new shares or other securities giving a right, directly or indirectly, to new shares issued for cash, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require France Telecom to give priority treatment to those shareholders. During the subscription period relating to a particular offering of shares, shareholders may transfer their preferential subscription rights, if they have not previously waived these rights. These rights may also be listed on the Euronext Paris SA or any relevant stock exchange.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. The French Commercial Code requires that the board of directors and France Telecom's independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the securities issued during a limited period of time. Shareholders also may notify France Telecom that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

10.3 Form, Holding and Transfer of Shares

Form of shares

France Telecom's bylaws provide that its shares may at the shareholder's option be held either (i) in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution or (ii) in registered form in its name in an account maintained by a financial intermediary acting for France Telecom and on its behalf. It may, at its expense, change from one form of holding to the other.

Holding of shares

In accordance with the provisions of the French *Code monétaire et financier* (Financial Code) concerning dematerialization of securities, shareholders' ownership rights are represented by book entries instead of share certificates. France Telecom maintains a share account with Euroclear France SA for all shares in registered form, which is administered by BNP Paribas. In addition, France Telecom maintains separate accounts in the name of each shareholder either directly or, at a shareholder's request, through the shareholder's accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, the shareholder account shows that they are so held. BNP Paribas, as a matter of course, issues confirmations (attestation d'inscriptions en compte) to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

Shares held in bearer form are held on the shareholder's behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Euroclear France SA. That account is separate from France Telecom's share account with Euroclear France SA. Each accredited intermediary maintains a record of shares held through it and will issue

certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France SA.

France Telecom's bylaws permit France Telecom to request that Euroclear France SA provide France Telecom at any time with the identity of the holders of France Telecom's shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held.

Under the French Commercial Code, shares owned by any non-French resident may be held on their behalf in a collective account or in several individual accounts by an intermediary. The intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented in general meetings by this intermediary.

In accordance with the French Commercial Code, any entity holding more than 2.5% of France Telecom's share capital or voting rights must disclose, upon France Telecom's request, the identity of any individual or entity holding, directly or indirectly, more than $33^{1/3}$ of its share capital or the attached voting rights.

Transfer of shares

France Telecom's bylaws do not contain any restrictions relating to the transfer of shares, other than those provided for by law, regulation or statute.

Registered shares must be converted into bearer form before being transferred on Euronext Paris SA and, accordingly, must be registered in an account maintained by an accredited intermediary. For trades on Euronext Paris SA, a tax assessed on the price at which the securities were traded (*impôt sur les opérations de bourse*) is payable at a rate of 0.30% on transactions of up €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Requirements for holdings exceeding certain percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, $33^{1/3}$%, 50% or $66^{2/3}$% of the outstanding shares or voting rights of a listed company in France, such as France Telecom, or that increases or decreases its shareholding or voting rights fall below any of those percentages, must notify the company within 15 calendar days of the date it crosses the threshold of the number of shares and ADSs it holds and their voting rights. The individual or entity must also notify the CMF within five trading days of the date it crosses the threshold. A shareholder who, when increasing its shareholdings, violates these notification requirements will lose the voting rights attached to the undeclared shares above the relevant threshold. The shareholder will not regain these voting rights until two years following the date that it notifies the CMF of having crossed this threshold. Also, a shareholder who does not comply with the notification requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of France Telecom's chairman, any of its shareholders or the COB, and may be subject to criminal penalties and fines.

In addition, provisions have been included in France Telecom's bylaws to the effect that any person acting alone or in concert who becomes, directly or indirectly, the owner of more than 0.5% of France Telecom's share capital, voting rights or securities issued representing shares, must notify France

Telecom within 5 trading days by registered mail, return receipt requested, of the number of shares and the voting rights it holds. The same notification requirement applies to each subsequent increase, including 5% and over, or decrease in ownership of 0.5% or whole multiples of 0.5%. If a person does not comply with this notification requirement, one or more shareholders holding 0.5% or more of France Telecom's share capital or voting rights may require a shareholders' meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders' meeting for two years following the date on which the owner complies with the notification requirement.

To permit shareholders to give the notice required by French law, France Telecom must publish information regarding the total number of current and potential shares and voting rights and the number of securities granting access immediately or subsequently to capital or voting rights available as of the date of France Telecom's annual general meeting in the BALO within 15 calendar days after this meeting and inform the CMF thereof. In addition, if the number of available votes changes by at least 5% between two ordinary general meetings, France Telecom must publish the number of votes then available in the BALO within 15 calendar days of this change and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (*avis*), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver to The Bank of New York notifications regarding shares represented by ADRs and The Bank of New York will forward the notification to France Telecom and to the CMF as soon as practicable. The French Commercial Code and the COB regulations impose additional reporting requirements on persons who, acting alone or in concert with others, acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company either through shares or ADSs. These persons must file a report with the company, the COB and the CMF within 15 calendar days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new disclosure report. The sanctions regarding failure to comply with these rules are identical to those regarding crossing of thresholds.

Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of $33^{1/3}$% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company (including, for these purposes, all securities convertible into or exchangeable for equity securities).

In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended.

In order to permit holders to give the required notice, France Telecom must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, France Telecom must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (*avis*), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to France Telecom and to the CMF.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the

end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of France Telecom's chairman, any shareholder or the COB, and may be subject to criminal penalties and fines.

Liquidation rights

If France Telecom is liquidated, any assets remaining after payment of France Telecom's debts, liquidation expenses and all of France Telecom's remaining obligations will be distributed first to repay in full the nominal value of France Telecom's shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Purchase of France Telecom's own shares

Under the French Commercial Code, France Telecom may not issue shares to itself. However, France Telecom may purchase its own shares in the limited cases described in "Item 9. The Offer and Listing — Trading in France Telecom's own shares".

Ownership of shares by Non-French persons

Under the French Commercial Code, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union ("EU") obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, both EU and non-EU residents must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a listed company's share capital is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

However, France Telecom, as holder of a license allowing it to establish and operate national networks (autorisation d'établissement et d'exploitation de réseaux), is subject to the provisions of article L. 33-1 of the French Telecommunication Code (Code des télécommunications). This provision prohibits foreign persons or entities from holding, directly or indirectly, more than 20% of the share capital and/or voting rights of a company holding such a license, subject to international treaties applicable to telecommunications provided that such treaties include reciprocity provisions.

See "Item 4. Information on France Telecom — 4.15.2 French Regulation — Special status of France Telecom".

10.4 Exchange Controls and Other Limitations on Payments to Security Holders

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by France Telecom to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident, such as dividends payments, be handled by an authorized intermediary bank. All credit establishments in France, including all registered banks, are accredited intermediaries.

Neither the French Commercial Code nor France Telecom's bylaws presently imposes any restrictions on the ability of non-French holders to hold or vote the shares.

10.5 Taxation

10.5.1 French taxation

The following is a general summary of the material French tax consequences of owning and disposing of the shares of France Telecom. This summary may only be relevant to you if you are not a resident of France and you do not hold your shares in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.

This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the laws, conventions and treaties in force as of the date of this report, all of which are subject to change, possibly with retroactive effect, or different interpretations.

If you are considering buying shares of France Telecom, you should consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation.

Taxation on sale or disposal of shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of France Telecom if both of the following apply to you:

- you are not a French resident for French tax purposes, and

- you have held not more than 25% of France Telecom dividend rights, known as *droits aux bénéfices sociaux*, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any shares of France Telecom, even if one or both of the above statements applies to you.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is €3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of dividends

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the *avoir fiscal*.

The amount of the *avoir fiscal* is generally equal to:

- 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

- 15% of the dividend paid for the other shareholders who used the *avoir fiscal* in 2002, and 10% of the dividend paid for such other shareholders who use the *avoir fiscal* as of January 1, 2003.

In addition, if the distribution of dividends by France Telecom gives rise to the *précompte*, shareholders entitled to the *avoir fiscal* at the rate of 15%, and then 10%, are generally entitled to an additional amount of *avoir fiscal* equal to:

- 70% of the *précompte* paid in cash by France Telecom for shareholders entitled to use the *avoir fiscal* at the rate of 15%; and

- 80% of the *précompte* paid in cash by France Telecom for shareholders entitled to use the *avoir fiscal* at the rate of 10%.

As indicated below, the *précompte* is a tax which is paid by French companies when they distribute dividends out of certain profits and such dividends carry an *avoir fiscal* (see paragraph below relating to the *précompte*).

Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents and shareholders who are not resident in France are not eligible for the *avoir fiscal*. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

The following countries, French overseas territories, known as *Territoires d'Outre-Mer*, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia	Ghana	Mali	Singapore	*French Territoires*
Austria	Iceland	Malta	South Korea	*d'Outre-Mer and*
Belgium	India	Mauritius	Spain	*Other:*
Bolivia	Israel	Mexico	Sweden	Mayotte
Brazil	Italy	Namibia	Switzerland	New Caledonia
Burkina Faso	Ivory Coast	The Netherlands	Togo	Saint-Pierre et
Canada	Japan	New Zealand	Turkey	Miquelon
Estonia	Latvia	Niger	Ukraine	
Finland	Lithuania	Norway	United Kingdom	
Gabon	Luxembourg	Pakistan	United States	
Germany(1)	Malaysia	Senegal	Venezuela	

(1)   According to a common statement of the French and German tax authorities dated July 13, 2001, German resident holders other than individuals are no longer entitled to the *avoir fiscal* for dividends paid as of January 1, 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the *avoir fiscal*. Such supplementary agreement has been adopted but not yet been published and, when published, should apply retroactively as of January 1, 2002.

Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

- a lower rate of withholding tax, generally 15%, and

- a refund equal to the *avoir fiscal*, after deduction of withholding tax payable on the *avoir fiscal*.

Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

If these arrangements provided for by any of the above-listed treaties apply to a shareholder, France Telecom will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, France Telecom must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the *avoir fiscal*. In other countries and territories, individual residents may receive the *avoir fiscal* but corporate entities may not.

The précompte

Provided the distributed dividends carry any *avoir fiscal*, a French company must pay an equalization tax known as the *précompte* to the French tax authorities if it distributes dividends out of:

- profits which have not been taxed at the ordinary corporate income tax rate, or

- profits which have been earned and taxed more than five years before the distribution.

The amount of the *précompte* is equal to 50% of the net dividends before withholding tax.

A shareholder that is not a French resident for French tax purposes may generally obtain a refund of all or part of the *précompte* France Telecom actually pays in cash, net of applicable withholding tax, in two cases:

- if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the *avoir fiscal*, or

- if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of all of the *avoir fiscal*.

Estate and gift tax

France imposes estate and gift tax where an individual or entity acquires shares of a French company from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, the transfer by residents of those countries of shares of a French company by way of inheritance or gift may be exempt from French inheritance or gift tax or give rise to a tax credit in such countries, assuming specific conditions are met. You should consult your own tax advisor about whether French estate and gift tax will apply and whether an exemption or tax credit can be claimed.

Wealth tax

You will not be subject to French wealth tax, known as *impôt de solidarité sur la fortune*, on your shares of France Telecom if both of the following apply to you:

- you are not a French resident for the purpose of French taxation, and

- you own less than 10% of France Telecom capital stock, either directly or indirectly, provided your shares do not enable you to exercise influence on France Telecom.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

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10.5.2 Taxation of US investors

The following is a general summary of the material US federal income tax and French tax consequences of owning and disposing of France Telecom shares or ADSs. This discussion applies only to US Holders. You will be a US Holder if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

- You own, directly, indirectly or by attribution, less than 10% of the outstanding share capital or voting power of France Telecom;

- You are any one of the following: an individual who is a citizen or resident of the United States for US federal income tax purposes; a US corporation or certain other entities created or organized under the laws of the United States; an estate the income of which is subject to US federal income tax regardless of its source; or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and if one or more US persons have the authority to control all substantial decisions of the trust;

- You are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994 (the "US-France Income Tax Treaty") under the "Limitation on Benefits" article of that treaty;

- You hold your shares or ADSs of France Telecom as capital assets; and

- Your functional currency is the US dollar.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds France Telecom shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your France Telecom shares or ADSs.

Special rules may apply to US expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, brokers or dealers in securities or currencies and persons holding their shares or ADSs as part of a hedging transaction, straddle or conversion transaction, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this report. Furthermore, this discussion is based upon current US and French law and practice. This summary is subject to any changes to US or French law or practice occurring after the date hereof, and such changes may have retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to France Telecom and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with its terms. Investors of shares or ADSs of France Telecom should consult their own tax advisors concerning the US federal income tax consequences of the ownership and disposition of such shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends
Withholding Tax and Avoir Fiscal

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the *avoir fiscal*.

The amount of the *avoir fiscal* is generally equal to:

- 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

- 15% of the dividend paid for the other shareholders who used the *avoir fiscal* in 2002, and 10% of the dividend paid for such other shareholders who use the *avoir fiscal* as of January 1, 2003.

In addition, if the distribution of dividends by France Telecom gives rise to the *précompte*, shareholders entitled to the *avoir fiscal* at the rate of 15%, and then 10%, will generally be entitled to an additional amount of *avoir fiscal* equal to:

- 70% of the *précompte* paid in cash by France Telecom for shareholders entitled to use the *avoir fiscal* at the rate of 15%; and

- 80% of the *précompte* paid in cash by France Telecom for shareholders entitled to use the *avoir fiscal* at the rate of 10%.

As indicated below, the *précompte* is a tax which is paid by French companies when they distribute dividends out of certain profits and such dividends carry an *avoir fiscal* (see paragraph below relating to the *précompte*).

Under French domestic law, French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents, and shareholders who are not resident in France are not eligible for the *avoir fiscal*. Under the US-France Income Tax Treaty, this withholding tax is reduced to 15% if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied.

Additional provisions apply if you are considered an "eligible" US holder of shares or ADSs. You are "eligible" if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

- You are an individual or other non-corporate holder that is a resident of the United States for purposes of the US-France Income Tax Treaty,

- You are a US corporation, other than a regulated investment company,

- You are a US corporation which is a regulated investment company, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States, or

- You are a partnership, estate or trust that is a resident of the United States for purposes of the US-France Income Tax Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as "eligible" under point 1 or point 2 above.

If you are an eligible US holder, France Telecom will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the US-France Income Tax Treaty in accordance with the following procedures:

- You must complete French Treasury Form RF I A EU-No. 5052 and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of

all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights.

- If you cannot complete Form RF I A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:

  1. You are a resident of the United States for purposes of the US-France Income Tax Treaty,

  2. Your ownership of France Telecom's shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France,

  3. You own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights,

  4. You fulfill all the requirements under the US-France Income Tax Treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the *avoir fiscal*, and

  5. You claim the reduced rate of withholding tax and payment of the *avoir fiscal*.

If you are not an eligible US holder, or if you have not completed Form RF I A EU-No. 5052 or the five-point certificate before the dividend payment date, France Telecom will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

If you are an eligible US holder, you may also be entitled to a payment from the French Treasury equal to the *avoir fiscal*, which you may claim by completing Form RF I A EU-No. 5052 and sending it to the French tax authorities before December 31 of the second year following the year during which the dividend is paid. You will be entitled to a payment equal to the *avoir fiscal*, less a 15% withholding tax on the *avoir fiscal*. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to US federal income taxes on the payment of the *avoir fiscal* and the related dividend. For partnerships, estates or trusts, the partners, beneficiaries or grantors must make the attestation.

Specific rules apply to the following:

- tax-exempt US pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and

- various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible US holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full *avoir fiscal*. However, such entities may claim a partial *avoir fiscal* equal to 30/85 of the gross *avoir fiscal*, less withholding tax on such amount, provided that they own, directly or indirectly, less than 10% of France Telecom's capital and they satisfy the filing requirements specified in Internal Revenue Service regulations.

The *avoir fiscal* or partial *avoir fiscal* and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares or ADSs files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

The Form RF I A EU-No. 5052 or the certificate, together with its respective instructions, will be provided by the depositary to all US Holders of ADSs registered with the depositary and are also available from the United States Internal Revenue Service. The depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by US Holders of ADSs that are returned to the depositary in sufficient time.

For US federal income tax purposes, the gross amount of any distribution and any related *avoir fiscal* (including any French tax withheld) will be included in your gross income as ordinary income when any such payment is received by you (or the depositary, if you hold ADSs), to the extent they are paid or deemed paid out of France Telecom's current or accumulated earnings and profits as calculated for US federal income tax purposes. To the extent, if any, that the amount of any such distribution exceeds France Telecom's current and accumulated earnings and profits as calculated for US federal income tax purposes, it will be treated first as a tax-free return of capital and thereafter any excess will be treated as capital gain. Dividends paid by France Telecom will not give rise to the dividends received deduction generally allowed to US corporations with respect to dividends received from other US corporations. Dividends generally constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income).

Further, for US federal income tax purposes, the amount of any dividend paid in euro (including any French tax withheld) will be equal to the US dollar value of the euro amount received calculated by reference to the spot rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars. If you do not convert any such foreign currency that is distributed to you into US dollars on the date you receive it, you will have a basis in that foreign currency equal to its US dollar value on the date of receipt. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into US dollars will be treated as US source ordinary income or loss. You may also be required to recognize foreign currency gain or loss if you receive a refund under the US-France Income Tax Treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss generally will be US source ordinary income or loss.

French withholding tax imposed on the dividends you receive and on any *avoir fiscal* at 15% under the US-France Income Tax Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your US federal income tax liability, subject to complex conditions and limitations, or you alternatively may choose to deduct all foreign taxes paid by you in a particular year as an itemized deduction.

The Précompte

Provided the distributed dividends carry an *avoir fiscal*, a French company must generally pay an equalization tax known as the *précompte* to the French tax authorities if it distributes dividends out of:

- profits which have not been taxed at the ordinary corporate income tax rate, or

- profits which have been earned and taxed more than five years before the distribution.

The amount of the *précompte* is equal to 50% of the net dividends before withholding tax.

If you are not entitled to the full *avoir fiscal*, you generally may obtain a refund from the French tax authorities of any *précompte* paid by France Telecom with respect to dividends distributed to you. Under the US-France Income Tax Treaty, the amount of the *précompte* refunded to US residents is reduced by the 15% withholding tax applicable to dividends and by the partial *avoir fiscal*, if any. You are entitled to a refund of any *précompte* which France Telecom actually pays in cash, but not to any *précompte* which France Telecom pays by off-setting French and/or foreign tax credits. To apply for a refund of the *précompte*, you should file French Treasury Form RF I B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or from the French *Centre des Impôts des Non-Résidents* whose address is 9, rue d'Uzès, 75094 Paris Cedex 2, France.

For US federal income tax purposes, the gross amount of the *précompte* will be included in your gross income as ordinary income in the year you receive it. It generally will constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income). The amount of any *précompte* paid in euro (including any French withholding taxes) will be equal to the US dollar value of the euro amount received on the date the *précompte* is included in income which, for a US holder of ADSs, will be the date of receipt by the depositary, regardless of whether the payment is in fact converted into US dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into US dollars will be treated as US source ordinary income or loss.

Taxation of Capital Gains

If you are a resident of the United States for purposes of the US-France Income Tax Treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

In general, for US federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your shares or ADSs in an amount equal to the US dollar value of the difference between the amount realized for the shares or ADSs and your basis (determined in US dollars) in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long term capital gain or loss if your holding period in the shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gains generally will be subject to US federal income tax at preferential rates if you meet specified minimum holding periods.

Deposits or withdrawals of shares by you for ADSs will not be subject to US federal income tax.

French Estate and Gift Taxes

Under the "Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978", if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

- you are domiciled in France at the time of making the gift or at the time of your death, or

- you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

French Wealth Tax

The French wealth tax generally does not apply to shares or ADSs if the holder is a "resident" of the United States for purposes of the US-France Income Tax Treaty.

10.5.3 United States information reporting and backup withholding

Dividend payments made to you and proceeds paid from the sale, exchange, redemption or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US federal backup withholding at a current rate of 30%. Certain exempt recipients (such as corporations) are not subject to the information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must furnish Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally are not subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.6 Where You Can Find More Information

France Telecom is subject to the informational requirements of the Exchange Act, and files periodic reports and other information with the Commission. France Telecom has filed and will continue to file its annual reports on Form 20-F and its interim reports on Form 6-K. You may read all or any portion of that information without charge at, and obtain copies thereof at prescribed rates from, the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, USA. The public may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission. These filings are also available to the public from commercial document retrieval services.

Corporate documents that are made available to shareholders as required by applicable law may be read at France Telecom's offices at 208, rue Raymond Losserand, 75014 Paris, France, Department of Legal and Fiscal Affairs. Michel Combes, Senior Executive Vice President, Finance, is the person responsible for financial information at France Telecom.

10.7 Documents on Display

The documents filed by France Telecom with the Commission can be read at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or on the Commission's Internet site at http://www.sec.gov.

10.8 Matters Related to Auditors

Ernst & Young Audit and RSM Salustro Reydel were appointed as the auditors of France Telecom by an interministerial order on September 18, 1991. Their appointments were renewed for a period of six years by an interministerial order on May 14, 1997. Their term will expire at the end of the general shareholders' meeting for the fiscal year 2002.

The following table presents the aggregate fees for professional audit services and other services performed for France Telecom in 2002.

Auditors of France Telecom's Financial Statements

(in € millions)	Ernst & Young	% of fees	RSM Salustro Reydel	% of fees	Auditors' total	Others	Total
Statutory audit, certification and audit of individual and consolidated financial statements	17.0		5.3		22.3	7.9	30.2
Audit-related fees	5.1		0.4		5.5	0.3	5.8
Sub-total (audit fees)	22.1	76%	5.7	100%	27.8	8.2	36.0
As a % of the auditors	80%		20%		100%		
Information technology	—		—		—	0.1	0.1
Internal audit	0.3		—		0.3	0	0.3
Legal tax-related and social fees	4.5		—		4.5	3.4	7.9
Other services	2.1		—		2.1	3.2	5.3
Sub-total (other fees)	6.9	24%	—	0%	6.9	6.7	13.6
As a % of the auditors	100%		0%		100%		
Total fees	**29.0**	**100%**	**5.7**	**100%**	**34.7**	**14.9**	**49.6**
As a % of the auditors	84%		16%		100%		

Ernst & Young and RSM Salustro Reydel's respective amounts can be explained by the distribution of the auditing functions of the subsidiaries of France Telecom. In particular, Ernst & Young and RSM Salustro Reydel are the co-auditors of Wanadoo SA. Ernst & Young and RSM Salustro Reydel are also co-auditors of TP SA. Ernst & Young and PricewaterhouseCoopers are co-auditors of Equant and Orange. RSM Salustro Reydel is a co-auditor of Orange France.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

11.1 Sensitivity of Indebtedness to the Evolution of Interest Rates and Exposure to Market Risks

11.1.1 Exposure to credit rating changes

On the filing date of this annual report on Form 20-F, France Telecom's ratings were as follows:

	S&P's	Moody's	Fitch Ibca
On long term debt	BBB-	Baa3	BBB-
On short term debt	A3	P3	F3

Following the publication of the annual financial statements in March 2002, the ratings agencies placed France Telecom's long term debt under negative watch. Fitch Ibca, and then Moody's, extended the watch to France Telecom's short term debt.

- On June 24, 2002 Moody's downgraded France Telecom's long term debt rating from Baa1 to Baa3 and the short term debt from P2 to P3, with a negative outlook for the long term debt.

- On June 25, 2002, S&P's downgraded the rating on France Telecom's long term debt from BBB+ to BBB and the short term debt rating from A-2 to A-3.

- On July 5, 2002, Fitch Ibca lowered the rating on France Telecom's long term debt to BBB- (stable outlook) and the rating on the short term debt from F2 to F3.

- On July 12, 2002 S&P's again downgraded the rating on France Telecom's long term debt from BBB to BBB- (stable outlook).

- On December 5, 2002, Fitch Ibca upgraded the outlook on the long term debt from stable to positive, and S&P's confirmed France Telecom's long term debt rating at BBB- (stable outlook).

- On December 9, 2002, Moody's also confirmed the rating on France Telecom's long term debt at Baa3 (stable outlook).

These ratings also cover the debt carried by Orange plc. TP SA currently has a debt rating of BBB (with a negative outlook) by S&P's and a rating of Baa2 (with a negative outlook) by Moody's and BBB (with a stable outlook) by Fitch Ibca.

The impact of the downgrading of France Telecom's rating on interest expenses is as follows:

An amount of €24.6 billion in outstanding bonds, €16.6 billion of which relating to the issuance on March 2001, issued by France Telecom include step-up clauses, i.e., clauses revising the coupons or margins in the event of changes in France Telecom's ratings. These step-up clauses could lead to an increase in the coupon in the event of a downgrading of the ratings, or a decrease in the coupon in the event of an improvement of the ratings, in which case, the coupon may not be lowered beyond the level decided upon at the issuance. The step-up clauses included in the March 2001 issuance are 0.25% by level and by ratings agency. The downgrading of France Telecom's ratings by S&P's and Moody's that occurred in October 2001 had an impact of approximately €78 million over financial year 2002. The rating downgrades by S&P's and Moody's in June and July had an additional impact on interest expenses of approximately €40 million in 2002 and required the reimbursement of approximately €200 million within the framework of a structured financing. The downgrading in October 2001 and June/July 2002 are expected to have a total impact on interest expenses of approximately €264 million in 2003.

The information on risks related to investment financing can be found in "Item 3. Key Information — 3.3.1 Risks Relating to France Telecom's Business — Downgrading of France Telecom's debt ratings by rating agencies may increase the cost of its debt and may reduce its access to financial markets".

Moreover, France Telecom's syndicated credit facilities carry pricing schedules which are a function of France Telecom's credit rating.

Only the €15 billion syndicated credit facility of February 2002 and the €5 billion syndicated credit facility negotiated in February 2003 include differed interest rate margins based on France Telecom's credit rating. In 2002, the impact of the downgrading of France Telecom's rating on interest expense is estimated at €43 million. At December 31, 2002, France Telecom had achieved this limit. In the future, only an improvement of France Telecom's rating can modify the margins applied to the syndicated credit facility.

11.1.2 Liquidity risks

Managing the liquidity risk

In order to finance its acquisitions, France Telecom has used, in addition to the cash generated by its current operations and disposals of assets (equity interests, real estate, commercial debt, and carry backs), various bank financing sources (credit lines, commercial paper), and the capital markets (IPOs for subsidiaries, bond market, EMTN programs).

France Telecom's liquidity depends on its ability to:

- increase net cash provided from operating activities while controlling cash used in investing activities; and

- ensure access to the various bank financing sources and the capital market at levels and periods adapted to its needs.

France Telecom's access to bank financing and the capital markets depends on:

- both the general economic and financial context and the environment specific to the telecommunications sector; and

- the assessment made by investors about France Telecom's position.

For this purpose, France Telecom establishes financing plans and cash projections over horizons appropriate for managing its liquidity and monitoring its covenants, and maintains regular dialogue with ratings agencies and the financial community.

The downgrading of France Telecom's ratings in mid-2002 to BBB- with a stable outlook by S&P's and Fitch Ibca and Baa3 with a negative outlook by Moody's restricted France Telecom's access to the capital markets, just as it was facing significant bond redemptions in 2003, 2004 and 2005.

This situation led France Telecom to announce on December 5, 2002 that an improvement in its financial position and its continued capacity to meet its commitments is based on three distinct strategies:

- a plan to improve operating performance;

- a plan to increase equity capital; and

- a plan to extend debt maturities.

With respect to increasing its share capital, the French State indicated that it will participate, as a private investor, in a capital increase in proportion to its stake in the capital (approximately €9 billion, assuming a €15 billion increase) and that it was ready to accelerate the payment of its stake in the capital increase through a temporary subordinated shareholder's advance, remunerated at market conditions, to France Telecom from ERAP. The measures planned by the government, the majority shareholder, were transmitted to the European Commission on December 3, 2002 pursuant to community rules. For information relating to risks concerning the European Commission's inquiry, see "Item 3. Key Information — 3.3.1 Risks Relating to France Telecom's Business — Investigation by the European Commission regarding potential state aid in favor of France Telecom".

In early December 2002:

- the outlook on France Telecom's long term debt was changed to "stable" and "positive" by Moody's and Fitch Ibca, respectively, and the ratings outlook given by S&P's remained at "stable". These ratings also apply to Orange plc's debt. TP SA has been rated BBB with a negative outlook by S&P's, Baa2 with a negative outlook by Moody's and BBB with a stable outlook by Fitch Ibca;

Between December 2002 and February 2003, France Telecom refinanced more than €14 billion in debt with maturities post-2005;

- bonds with maturities of between 5 to 30 years were issued in December 2002 for an amount of €2.8 billion and for an amount of €6.4 billion in January and February 2003 (see Note 14 in the Notes to the Consolidated Financial Statements); and

- a new three-year, €5 billion credit facility was put into place in February 2003, in view of the expiration of a facility of the same amount maturing in February 2003 with a one-year renewal option (see Note 15 in the Notes to the Consolidated Financial Statements).

At December 31, 2002, the amount available under France Telecom's bank lines of credit was €9.3 billion (€8.75 billion on the €15 billion credit line, €450 million in confirmed bilateral credit facilities and €150 million in overdraft protection).

At this same date, invested cash amounted to €1,042 million, while the net cash credits and debit balances totaled €548 million.

As a result the total facilities available at December 31, 2002 amounted to approximately €10.9 billion.

Taking into account the bond issuances in January and February 2003 for a total net amount of €6.3 billion, France Telecom has available €17.2 billion to meet maturity of borrowings of €15 billion in 2003, before taking into account resources to be derived from plan of improving operational performance and the sale of assets. See Note 30 in the Notes to the Consolidated Financial Statements.

France Telecom believes that, as of the date of this document, net cash generated from operating activities, the bond issuances in 2002 and January 2003, the credit facilities available to it, supplier credits in place and its liquid assets (cash and net amounts of credit and bank debt balances), are sufficient to meet its funding needs until at least December 31, 2003.

Covenants

Most of the financing contracts entered into by France Telecom contain customary covenants in case of default or a material adverse change affecting France Telecom and certain of its subsidiaries. As a result of these provisions, the non-payment of a significant debt amount when due or the acceleration of any debt can result in all or part of France Telecom's indebtedness becoming due and make its lines of credit unavailable. Information relative to the risks concerning the level of indebtedness of France Telecom is contained in "Item 3. Key Information — Risk Factors — 3.3.1 Risks relating to France Telecom's Business".

In order to finance its acquisitions and investments, France Telecom increase its indebtedness. If France Telecom does not succeed in reducing its indebtedness, it may be confronted with a liquidity shortage at the payment dated, if one assumes an absence of available refinancing.

France Telecom also has the following specific obligations regarding ratios.

Covenants for France Telecom's €15 billion syndicated credit line

When it obtained the syndicated multi-currency €15 billion credit line, France Telecom agreed to comply with the following financial ratios:

- The ratio of EBITDA to consolidated interest expense, net must be equal to or greater than the following:

Date	Ratio
December 31, 2002	3.00
June 30, 2003	3.00
December 31, 2003	3.25
June 30, 2004	3.25
December 31, 2004	3.25

- The ratio of total net debt to EBITDA must be less than or equal to the following:

Date	Ratio
December 31, 2002	5.00
June 30, 2003	4.75
December 31, 2003	4.50
June 30, 2004	4.25
December 31, 2004	3.75

The ratios are calculated based on financial statements prepared in accordance with French GAAP and the following rules:

- EBITDA is calculated over a rolling 12-month period, and with data adjusted for acquisitions and divestitures during the preceding 12 months.

At December 31, 2002, the ratio of EBITDA to total interest costs and the ratio of net debt to EBITDA were 3.75 and 4.49, respectively.

Covenants for France Telecom's €5 billion syndicated credit line

The covenants for the years 2003 and 2004 are the same as those for tranche A of the €15 billion syndicated line of credit which matured in February 2003. For 2005, the financial ratios are as follows:

- The ratio of EBITDA to total interest costs for the year 2005 must be equal to or greater than the following:

Date	Ratio
June 30, 2005	3.50
December 31, 2005	4.00

- The ratio of net debt to EBITDA for the year 2005 must be less than or equal to the following:

Date	Ratio
June 30, 2005	3.50
December 31, 2005	3.00

The ratios are calculated in accordance with the same principles as those used for Tranche A of the €15 billion syndicated credit facility.

Several events of amortization exist under the France Telecom receivables securitization programs: (i) the normal amortization at the contractual termination date of the programs at December 31, 2003 (with renewable maturity dates) or; (ii) an accelerated amortization if France Telecom's credit rating for its long term debt falls below BB- or BB+, depending on the program. In the event of an accelerated amortization, the securitization conduits no longer continue to participate in the financing of new receivables and the collection of receivables enables the gradual repayment of holders of interests in the related programs.

Orange's programs require Orange to respect certain ratios, levels of indebtedness and coverage of interest charges, which in the case of default, leads to a termination to the sale of receivables in order to progressively repay the holders of interests in the related programs with cash received.

As part of the sale of future State receivables recorded in France Telecom's financial statements as bank loans, France Telecom guarantees to the receiving establishment the existence and the amount of the receivables sold and commits to a related indemnity. The transferred receivables represent payments anticipated through 2008.

The financing of the purchase by Kulczyk Holding of its TP SA shares (see Note 28 in the Notes to the Consolidated Financial Statements) is subject to conditions relating to France Telecom. Following the downgrading of S&P's and Moody's ratings in June 2002, the parties agreed in August 2002 to waive the ratings default trigger and to apply the same financial ratios as in France Telecom SA's syndicated credit line of €15 billion. This financing may also become due in the case of the insolvency of Kulczyk Holding or in case of default on its financial commitments.

The TP Group debt contains covenants with respect certain ratios and financial targets. The principal ratio requires TP SA's ratio of net debt to EBITDA to be less than or equal to 2.5. The calculation of the ratio is established on the basis of the Polish GAAP accounts, and EBITDA is calculated on a rolling 12-month basis. The last test period was the 12-month period ended December 31, 2002. The ratios calculated for this period met the required conditions imposed by the banks.

11.2 Market, Interest Rate and Foreign Currency Risk Management

In connection with its industrial and commercial activities, France Telecom is exposed to various types of market risk related mainly to the management of the cost of its debt and the value of certain foreign currency denominated assets (foreign investment securities). Based on an analysis of its overall risk exposure, primarily due to changes in interest rates and exchange rates, France Telecom uses a variety of derivative financial instruments within limits set by management as to their potential impact on the statement of income, with the objective of optimizing the cost of its financing and reducing its exposure to foreign currency exchange risk.

France Telecom distinguishes between three different types of use of derivative financial instruments:

Long term debt rate risk management

France Telecom aims to balance its long term debt portfolio between fixed and variable rate instruments in euros so as to minimize the cost of financing, and uses firm and optional interest exchange rate instruments (swaps, futures, caps and floors) or Euribor three-month futures contracts within limits established by management. At December 31, 2002, the portion of France Telecom's fixed rate debt was 72%, excluding futures contracts, or 82% including future contracts.

Short term debt risk management

France Telecom manages a treasury position as either lender or borrower depending on cash flows provided by or used in operations and maturities of long term debt. France Telecom periodically reviews its projected short term debt position and may use derivative interest rate instruments (future rate agreements, short term swaps, Euribor contracts and interest rate collar agreements) to cover this position against unfavorable changes in interest rates.

An immediate rise of 1% in short term interest rates would generate an increase in interest expenses of €182 million for the year, before taking into account the bond issuances in January and February 2003, and an increase by €139 million if these bond issuance are included. See Note 16.1 in the Notes to the Consolidated Financial Statements.

Foreign currency risk management

France Telecom is exposed to foreign currency risks principally because of its loan programs and financial investments effected in foreign currencies. In order to reduce the costs associated with borrowings, debt instruments may, in some cases, be initially contracted in foreign currencies. Such debt instruments are generally converted into euro immediately thereafter through the use of currency rate swap agreements in order to reduce France Telecom's exposure to foreign exchange risk. Risks relating to foreign currency are also described in Note 16.1 in the Notes to the Consolidated Financial Statements.

In addition, revenues, costs, assets, and liabilities of France Telecom's operations outside the euro zone are translated into euro for the purpose of its consolidated financial statement reporting. As the level of France Telecom's activities outside of the euro zone increase, the effect of the translation of foreign reporting currencies into euro for its consolidated financial statement reporting will increase. These translation effects may have a positive or negative effect on France Telecom's financial statements, depending on the relative weight of the business and the currency fluctuations over the relevant period. These changes could lead to fluctuations in France Telecom's results and may have a material adverse effect on France Telecom's financial condition and results of operation.

The following table provides information regarding France Telecom's exposure to exchange rate risks for debt at December 31, 2002 for France Telecom SA, Orange and TP Group, the entities primarily exposed to exchange rate risks.

	USD	PLN	GBP	CHF	EUR	Total (converted into € millions)	Currency Increase of 10% (in € millions)
			(in millions)				
France Telecom	(1,433)	(789)	(151)	(196)		(1,930)	(193)
TP Group	(510)				(1,030)	(1,516)	(57)
Orange	(403)				(99)	(483)	(46)
Total (Currency)	(2,346)	(789)	(151)	(196)	(1,129)	(3,929)	(296)
Total (€)	(2,237)	(196)	(232)	(135)	(1,129)	(3,929)	(296)

---

*   Foreign currency borrowings are presented in parentheses ( ).

The scenario reflected in the table above corresponds to exchange rate variations of 10%, maximizing the exchange rate risk for France Telecom and TP Group, a 10% decline in the value of the euro against the dollar, the pound sterling and the Swiss franc, as well as an increase of 10% in the value of the dollar against the zloty, with euro/zloty exchange rates remaining stable.

For Orange, the assumptions are a 10% decrease in the Slovakian crown against the euro and a 10% decrease in the value of the Romanian lei against the Egyptian pound and the Dominican peso against the dollar.

Taking into account these assumptions, an unfavorable change in the rate of exchange of 10% would result in a consolidated currency exchange rate loss of €296 million.

Credit risk management

Financial instruments that potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and financial instruments used in hedging activities. The notional amounts, book values and market values of these financial instruments are presented in Note 16 in the Notes to the Consolidated Financial Statements.

France Telecom does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom places its cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups. France Telecom contracts interest rate and foreign exchange instruments with major high credit quality financial institutions. France Telecom does not believe that there is a significant risk of nonperformance by these counterparties because their credit ratings are continually monitored and limits apply on the financial exposure to any one financial institution. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding and coefficients, which take into account their nature and remaining duration of the transaction.

Individual limits are established based on the counterparties' credit rating and net assets. France Telecom enters into collateralization contracts with a certain number of counterparties.

Stock market risks

France Telecom holds approximately 95 million treasury shares at March 1, 2003, or approximately 8% of the share capital of France Telecom, of which 51 million underlie an exchangeable bond issuance, exchangeable into shares of France Telecom, with a maturity date of 2005. France Telecom also holds 5.5% of the capital of Sprint PCS, which had a net value of €267 million at December 31, 2002, after provisions, on the basis of the last 20 trading days in December 2002. France Telecom is thus exposed to fluctuations in the market price of these items.

Item 12. Description of Securities other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

To France Telecom's knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of France Telecom or any of its fully consolidated subsidiaries.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

France Telecom's chief executive officer and chief financial officer, after evaluating the effectiveness of France Telecom's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) within 90 days of the date of this report, have concluded that, as of such date, France Telecom's disclosure controls and procedures were effective to ensure that material information relating to France Telecom and its consolidated subsidiaries was made known to them by others within France Telecom and its consolidated subsidiaries, particularly during the period in which this annual report on Form 20-F was being prepared.

There were no significant changes in France Telecom's internal controls or in other factors that could significantly affect these controls subsequent to the date France Telecom's chief executive officer and chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in France Telecom's internal controls requiring corrective actions.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Financial Statements

Item 19. Exhibits

1.1   Bylaws (*statuts*), as amended, of France Telecom.

2.1   Credit agreement for €5 billion dated February 6, 2003 among France Telecom and the several parties named therein.

*2.2   Credit agreement for €15.0 billion dated February 14, 2002, among France Telecom and the several parties named therein.

**2.3   Indenture dated March 14, 2001, between France Telecom and, *inter alia*, Citibank, NA as Trustee.

4.1   Extract of the minutes of the board of directors meeting of October 28, 2002 describing the compensation of Mr. Thierry Breton, Chairman and Chief Executive Officer of France Telecom.

8.0   Subsidiaries of France Telecom (see Note 31 in the Notes to the Consolidated Financial Statements).

10.1   Consent of RSM Salustro Reydel as auditors of France Telecom.

10.2   Consent of Ernst & Young Audit as auditors of France Telecom.

*   Incorporated by reference to France Telecom's Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on June 28, 2002.

**   Incorporated by reference to France Telecom's Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Commission on May 29, 2001.

FRANCE TELECOM

INDEPENDENT AUDITORS' REPORT

The Directors and Shareholders
France Telecom

We have audited the accompanying consolidated balance sheets of France Telecom as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in France and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of France Telecom at December 31, 2002, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002, 2001 and 2000 to the extent summarized in Note 32 to the consolidated financial statements.

Paris, France
March 4, 2003

RSM SALUSTRO REYDEL   ERNST & YOUNG Audit

Represented by   Represented by
Guy Stievenart and Jean-Michel Charpentier   Gabriel Galet

FRANCE TELECOM
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions except per share data)	Note	Year ended December 31,			
		2002 $	2002 €	2001 €	2000 €
Sales of services and products		48,892	46,630	43,026	33,674
Cost of services and products sold (excluding items shown separately below)		(19,458)	(18,558)	(17,619)	(12,733)
Selling, general and administrative expenses		(13,189)	(12,579)	(12,520)	(9,685)
Research and development expenses		(604)	(576)	(567)	(449)
Operating income before depreciation and amortization		**15,641**	**14,917**	**12,320**	**10,807**
Depreciation and amortization (excluding goodwill)		(8,294)	(7,910)	(6,910)	(5,726)
Amortization of actuarial adjustments in the early retirement plan	18	(209)	(199)	(210)	(225)
Operating income		**7,138**	**6,808**	**5,200**	**4,856**
Interest expenses, net	12	(4,237)	(4,041)	(3,847)	(2,006)
Foreign exchange gain (loss), net		142	136	(337)	(141)
Discounting of early retirement plan	18	(226)	(216)	(229)	(237)
Other non-operating income/ (expense), net	25	(13,472)	(12,849)	(5,904)	3,957
Income taxes	26	(2,620)	(2,499)	2,932	(1,313)
Employee profit-sharing		(155)	(148)	(131)	(141)
Equity in net income/(loss) of affiliates	7	(385)	(367)	(890)	(275)
Income/(loss) before goodwill amortization and minority interest		**(13,815)**	**(13,176)**	**(3,206)**	**4,700**
Goodwill amortization	4-7	(2,466)	(2,352)	(2,531)	(1,092)
Exceptional goodwill amortization ...	4-7	(5,639)	(5,378)	(3,257)	—
Minority interest	20	178	170	714	52
Net income (loss)		**(21,742)**	**(20,736)**	**(8,280)**	**3,660**
Earnings per share (in euros)					
Earnings per share					
—net income (loss)		(20.04)	(19.11)	(7.51)	3.44
—fully diluted		(20.04)	(19.11)	(7.51)	3.38

See Notes to the Consolidated Financial Statements

FRANCE TELECOM
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

		At December 31,			
(Amounts in millions, except per share data)	Note	2002 $	2002 €	2001 €	2000 €
ASSETS					
Goodwill, net	4	29,017	27,675	34,963	36,049
Other intangible assets, net	5	19,304	18,411	18,189	16,289
Property, plant and equipment, net	6	38,027	36,268	31,728	34,623
Investments accounted for under the equity method	7	2,689	2,564	8,912	10,506
Non consolidated investments, net	8	1,487	1,418	3,240	10,218
Other long term assets, net	9	2,622	2,501	1,936	722
Deferred income taxes, net	26	4,092	3,903	5,369	2,532
Total long term assets		**97,238**	**92,740**	**104,337**	**110,939**
Inventories		730	696	900	1,216
Trade accounts receivable, less allowances (1,625 at December 31, 2002, 1,475 at December 31, 2001 and 1,406 at December 31, 2000)	9	5,739	5,474	7,596	8,783
Deferred income taxes, net	26	436	416	1,102	1,609
Prepaid expenses and other current assets	10	4,610	4,397	6,653	4,782
Receivable from divestment of real estate	6		—	2,689	—
Marketable securities	12	47	45	1,138	216
Cash and cash equivalents	12	2,956	2,819	2,943	2,040
Total current assets		**14,518**	**13,847**	**23,021**	**18,646**
TOTAL ASSETS		**111,756**	**106,587**	**127,358**	**129,585**

See Notes to the Consolidated Financial Statements

FRANCE TELECOM
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

		At December 31,			
(Amounts in millions, except per share data)	Note	2002 $	2002 €	2001 €	2000 €
LIABILITIES AND SHAREHOLDERS' EQUITY					
Share capital—€4 par value— Authorized and issued: 1,190,158,724 shares effective year end		4,992	4,761	4,615	4,615
Additional paid-in capital		25,950	24,750	24,228	24,228
Retained earnings (loss)		(5,698)	(5,434)	4,682	2,748
Net income (loss) for the year		(21,742)	(20,736)	(8,280)	3,660
Foreign currency translation adjustment		(3,475)	(3,315)	844	59
Own shares		(10,461)	(9,977)	(5,002)	(2,153)
Shareholders' equity	21	**(10,434)**	**(9,951)**	**21,087**	**33,157**
Minority interests	20	**10,254**	**9,780**	**8,101**	**2,036**
Exchangeable or convertible notes	12	8,503	8,110	10,750	2,653
Other long and medium term debt, less current portion	12	40,669	38,788	43,793	27,894
Other long term liabilities	18	15,705	14,978	8,663	5,220
Total long term liabilities		**64,877**	**61,876**	**63,206**	**35,767**
Current portion of long and medium term debt	12	14,150	13,495	1,596	7,542
Bank overdrafts and other short term borrowings	12	10,999	10,490	11,365	25,165
Trade accounts payable		8,915	8,503	8,631	7,618
Accrued expenses and other payables	18	7,754	7,395	7,259	7,729
Other current liabilities	18	1,795	1,712	2,481	8,113
Deferred income taxes	26	91	87	374	512
Deferred income	11	3,355	3,200	3,258	1,946
Total current liabilities		**47,059**	**44,882**	**34,964**	**58,625**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**111,756**	**106,587**	**127,358**	**129,585**

See Notes to the Consolidated Financial Statements

FRANCE TELECOM
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in millions of euros, except per share data)	Number of shares issued	Share capital	Additional paid-in capital	Reserves	Foreign currency translation adjustment	Own shares	Total
At January 1, 2000	**1,024,615,901**	**4,098**	**6,629**	**8,023**	**153**	**0**	**18,903**
Net income for the year 2000				3,660			3,660
Increase in capital (note 21)	129,216,042	517	17,599				18,116
Movements in holdings of own shares (note 21)						(2,153)	(2,153)
Adjustment on Orange plc acquisition cost (note 3)				(4,335)			(4,335)
Appropriation of earnings				(1,025)			(1,025)
Translation adjustment					(94)		(94)
Other movements				85			85
Balance at December 31, 2000	**1,153,831,943**	**4,615**	**24,228**	**6,408**	**59**	**(2,153)**	**33,157**
Net loss for the year 2001				(8,280)			(8,280)
Movements in holdings of own shares (note 21)				(1,271)		(2,849)	(4,120)
Appropriation of earnings				(1,075)			(1,075)
Translation adjustment					785		785
Other movements (Note 7)				620			620
Balance at December 31, 2001	**1,153,831,943**	**4,615**	**24,228**	**(3,598)**	**844**	**(5,002)**	**21,087**
Net loss for the year 2002				(20,736)			(20,736)
Movements in capital (note 21)	36,326,781	146	522				668
Movements in holdings of own shares (Note 21)						(4,975)	(4,975)
Appropriation of earnings (Note 21)				(1,056)			(1,056)
Translation adjustment (Note 21)					(4,152)		(4,152)
Other movements (Note 21)				(780)	(7)		(787)
Balance at December 31, 2002	**1,190,158,724**	**4,761**	**24,750**	**(26,170)**	**(3,315)**	**(9,977)**	**(9,951)**
Balance at December 31, 2002 (in millions of $)	**1,190,158,724**	**4,992**	**25,950**	**(27,440)**	**(3,475)**	**(10,461)**	**(10,434)**

See Notes to the Consolidated Financial Statements

FRANCE TELECOM
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | | Year ended December 31, | | | |
| | | 2002 | 2002 | 2001 | 2000 |
(Amounts in millions)	Note	$	€	€	€
OPERATING ACTIVITIES					
Net income/(loss)		(21,742)	(20,736)	(8,280)	3,660
Adjustments to reconcile net income/(loss) to funds generated from operations					
Depreciation & amortization of property, plant & equipment and intangible assets	4-5-6-7	16,397	15,639	12,698	6,818
Gain on divestment of real estate	25	—	—	(705)	—
Result on divestment of other tangible and intangible assets		(39)	(37)	(92)	(23)
Result on divestment of other assets	25	(1,006)	(960)	(2,093)	(7,677)
Changes in valuation allowances and other provisions	25	13,755	13,119	7,860	4,113
Undistributed earnings of affiliates		387	369	841	276
Deferred income taxes	26	1,663	1,586	(2,090)	(277)
Minority interests	20	(178)	(170)	(714)	(52)
Other items		(243)	(232)	(19)	25
Funds generated from operations		**8,994**	**8,578**	**7,406**	**6,863**
Decrease (increase) in inventories		202	193	341	(329)
Decrease (increase) in trade accounts receivable		1,278	1,219	(628)	(978)
Securitization of receivables	9	836	797	914	—
Impact of sales of future receivables	18	(86)	(82)	690	—
Decrease (increase) in other current assets		568	542	(1,974)	(1,372)
Impact of sale of carry back receivables	26	1,165	1,111	(1,111)	—
Increase (decrease) in trade accounts payable		(440)	(420)	(588)	936
Increase (decrease) in accrued expenses and other payables		(104)	(99)	2,026	1,493
Other changes in operating assets and liabilities		3,419	3,261	(330)	(250)
Net cash provided by operating activities		**12,413**	**11,839**	**7,076**	**6,613**

(Amounts in millions)	Note	Year ended December 31, 2002 $	2002 €	2001 €	2000 €
INVESTING ACTIVITIES					
Purchase of property, plant, and equipment and intangible assets	5-6	(8,328)	(7,943)	(8,553)	(14,313)
Income from sale of real estate	6	2,674	2,550	—	—
Proceeds from sale of property, plant, and equipment and intangible assets		384	366	296	274
Cash paid for Orange plc	3	—	—	—	(21,693)
Purchase of own shares	3-21	(5,266)	(5,022)	(8,807)	—
Orange SA IPO proceeds	3	—	—	6,102	—
Repurchase of Orange SA shares: exercise of E.On put option	3	(996)	(950)	—	—
Exercise of the call option on NTL preferred shares	8	(1,145)	(1,092)	—	—
Change in net cash following the full consolidation of TP Group		151	144	—	—
Cash paid for investments securities and acquired businesses, net of cash acquired	3	(193)	(184)	(1,071)	(10,899)
Investments in affiliates	7	(153)	(146)	(3,284)	(7,969)
Sale of TDF sub-group and investment in Tower Participations	3	1,353	1,290	—	—
Proceeds from sale of investment securities and businesses, net of cash sold	3-8	153	146	4,524	7,930
Decrease (increase) in marketable securities and other long term assets		(706)	(673)	(31)	(218)
Net cash used in investing activities		**(12,072)**	**(11,514)**	**(10,824)**	**(46,888)**
FINANCING ACTIVITIES					
Issuance of long term debt	12	4,607	4,394	37,244	21,528
Repayment of long term debt	12	(3,544)	(3,380)	(18,174)	(3,229)
Increase (decrease) in bank overdrafts and short term borrowings	12	(1,129)	(1,077)	(13,556)	21,002
UMTS vendor financing	18	284	271	234	—
Minority interest shareholder contributions		73	70	181	1,847
Dividends paid to minority shareholders	20	(80)	(77)	(128)	(213)
Appropriation of earnings	21	(414)	(395)	(1,075)	(1,025)
Net cash used in financing activities		**(203)**	**(194)**	**4,726**	**39,910**
Net increase (decrease) in cash and cash equivalents		138	131	978	(365)
Effect of changes in exchange rates on cash and cash equivalents		(268)	(255)	(75)	(19)
Cash and cash equivalents at beginning of period		3,086	2,943	2,040	2,424
Cash and cash equivalents at end of period		**2,956**	**2,819**	**2,943**	**2,040**
SUPPLEMENTARY DISCLOSURES					
Cash paid during the period for:					
—Interest		(3,860)	(3,681)	(3,695)	(2,132)
—Income taxes		(1,006)	(959)	(610)	(1,771)

See notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

The France Telecom group ("France Telecom") including in particular its publicly listed subsidiaries Orange, Wanadoo, TP Group (Polish telecommunications operator TP SA and its subsidiaries) and Equant, is one of the leading telecommunications operators in the world and is the principal telecommunications operator in France. France Telecom provides consumers, businesses and other telecommunications operators with a wide range of services including fixed line and mobile telecommunications, data transmission, Internet and multimedia, and other value added services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with French generally accepted accounting principles under rule 99-02 of the *Comité de la Réglementation Comptable* (CRC).

2.1 First time application of new accounting texts
Rule CRC 00-06 on liabilities

This rule, applicable from January 1, 2002, covers the definition of liabilities and provides for specific recognition and measurement criteria. France Telecom reviewed its provisions at December 31, 2001 and, as anticipated, the first time application of this rule did not have any effect at January 1, 2002.

Rule CRC 02-10 on amortization and depreciation of assets

This rule redefines the notions of amortization and depreciation and further addresses when an impairment test of tangible and intangible assets should be performed. This rule is applicable for accounting periods starting from January 1, 2005 and earlier application from January 1, 2002 is allowed. This rule also provides that, from 2003 onwards, assets must be accounted for on a component basis. France Telecom is currently reviewing the practical implications of this procedure.

In accordance with the recommendation of the *Commission des Opérations de Bourse* (COB) of December 27, 2002:

- France Telecom, in the description of its accounting policies, has adopted the new definition of amortization and depreciation and has set out the method of performing impairment tests on tangible and intangible assets,

- France Telecom has also set out the method followed for impairment of goodwill.

COB and Commission Bancaire recommendation of November 15, 2002 relating to deconsolidation mechanisms and derecognition of assets and subsequent January 10, 2003 communication from the Compagnie Nationale des Commissaires aux Comptes (CNCC)

Following this recommendation, France Telecom has reviewed outstanding transactions at December 31, 2002. This review has not given rise to any restatements to net income or shareholders' equity. In accordance with the position of the *Compagnie Nationale des Commissaires aux Comptes* defining the accounting treatment applicable to disposals of future receivables, the disposal of future receivables from the State, which was recorded as a liability in other long term liabilities at December 31, 2001, has been reclassified in financial debts at December 31, 2002 (see Note 18).

Statement of December 18, 2002 from the Comité d'urgence of the Conseil National de la Comptabilité (CNC) relating to the treatment of the tax effect of internal disposals and provisions for depreciation of consolidated investments

This statement provides that no deferred tax asset or liability is to be recorded following the elimination in consolidation of the results of internal disposals of investments in consolidated entities or following tax deductible provisions for depreciation and risks on such shares, except to the extent that tax loss carry forwards of the related entities have given rise to net deferred tax assets. The application of this statement has not given rise to any restatements.

2.2 Presentation of the financial statements

The consolidated financial statements are prepared in euros.

- Operating income represents the difference between operating revenues and charges. Operating income before depreciation and amortization (previously entitled EBITDA) represents operating income before amortization and depreciation including impairment losses of long lived assets and before amortization of actuarial adjustments in the early retirement plan, (previously entitled "special items, net").

- The costs resulting from the discounting of the French early retirement plan and from the French legal employee profit sharing are presented as a separate line item in the consolidated statement of income after operating income.

- "Other non-operating income/(expense), net" relates mainly to gains and losses on the disposal of consolidated subsidiaries and investment securities including dilution results and the change in provisions against investment securities and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes results on disposals where their relative size exceeds ordinary activity (real estate, commercial receivables, etc.).

- The goodwill amortization and depreciation and impairment charge relates to the goodwill of fully and proportionally consolidated companies as well as investments accounted for under the equity method.

- The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short term balances (due within one year) separately from long term balances.

- The statement of cash flows excludes from changes in cash bank overdrafts and those changes in marketable securities having maturities in excess of three months at the time of purchase, which are presented as financing and investing activities.

2.3 Principles of consolidation

The main consolidation principles are as follows:

- Companies which are wholly owned by France Telecom or which France Telecom controls, either directly or indirectly, are fully consolidated;

- Investments in which France Telecom and a limited number of other shareholders exercise joint control are accounted for using the proportionate consolidation method;

- Investments over which France Telecom exercises significant influence but does not control (generally a 20% to 50% controlling interest), are accounted for under the equity method;

- Material inter-company balances and transactions are eliminated.

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries in a non-euro functional currency, except for those in countries with hyper-inflationary economies, are translated into Euros as follows:

- assets and liabilities are translated at the year-end rate;

- items in the statement of income are translated at the average rate for the year;

- the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders' equity.

The local currency financial statements of foreign subsidiaries operating in countries with hyper-inflationary economies are re-measured into their functional currency, prior to converting to euros, using the following method:

- monetary elements of the balance sheet are translated at the closing rate;

- non-monetary elements are converted at the historical rate;

- items in the statement of income are translated at the average rate for the year except for depreciation and amortization charges which are translated at the historical rate;

- the translation adjustment resulting from the use of these different rates is recorded in the income statement as an exchange gain or loss.

The financial statements of subsidiaries re-measured as described above are then translated into Euros using the method applied to all foreign subsidiaries of France Telecom.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationship is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading "Goodwill" for fully and proportionally consolidated entities and is included in the heading "Investments accounted for under the equity method" for entities over which France Telecom has a significant influence.

Goodwill related to foreign companies is recorded as an asset in their functional currency.

Where there is a partial disposal of shares in fully or proportionally consolidated companies, the cost of the assets sold includes the related portion of goodwill disposed of which is removed from the balance sheet at disposal, be it through a direct sale in exchange for another asset or through a dilution.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined after taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The recoverable value of goodwill is subject to review annually and when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant adverse changes, other than temporary, in the business environment, or in assumptions or expectations considered at the time of the acquisition.

The degree of analysis with which France Telecom assesses the recoverable value of goodwill relating to its principal sub-groups is as follows:

- the recoverable value of Orange is assessed at the level of the segment resulting from the regrouping of the acquired Mobile activities of Orange plc and those held previously by France Telecom;

- the recoverable value of Equant is assessed at the level of its sub group in which the previously held activities in Global One have been integrated;

- the recoverable value of Wanadoo is assessed at the level of each of its two activities: the Internet activities (present notably in France, England and Spain) and Directory activities (present notably in France and Spain);

- the recoverable value of TP Group is assessed at the level of its sub group.

France Telecom estimates that this level of analysis reflects:

- the business and market characteristics similar in each of the entities under review (technology, trademark, customers, marketing),

- the sharing by these entities of common resources (tools, R&D, management, financing),

- the strategic premiums accepted by France Telecom to acquire these activities in order to regroup them with those held previously within coherent sub groups benefiting from increased development potential.

For the other consolidated companies, including equity accounted companies, the recoverable value is assessed on an individual basis.

The need to record impairment is assessed by comparison of the consolidated carrying value of the activity with its recoverable value. The recoverable value is the higher of the realizable value and the value in use.

The realizable value is determined as the best estimate of the disposal value net of costs of exiting the activity within a transaction at normal market conditions. This estimate is valued on the basis of available market information taking into account particular circumstances.

Given the short term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preference to the discounted cash flow method when assessing value in use. These are determined using economic assumptions and forecast operating conditions used by the management of France Telecom, as follows:

- the cash flows are those of business plans resulting from a process of strategic planning, over an appropriate timeframe between 5 and 10 years,

- beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity,

- the discounting of these flows is performed using rates appropriate to the nature of these activities.

Where a disposal has been decided, the recoverable value is determined with reference to the realizable value.

2.4 Other accounting methods

Transactions in foreign currencies

Foreign currency denominated monetary balances, except for those hedged by currency swap contracts, are translated at closing exchange rates.

Unrealized gains and losses on foreign currency denominated balances, except for those hedged by currency swap agreements and for those arising on liabilities effectively hedged by assets in the same currency, are recognized in the statement of income for the period.

Revenue recognition

France Telecom's principal sources of revenue are recognized as follows:

- Revenues from telephone subscriptions or Internet access are recognized on a straight-line basis over the invoicing period;

- Revenues from incoming and outgoing traffic are recognized when the service is rendered;

- Revenues from sales of telecommunications equipment, net of point of sales discounts, and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate;

- Revenues from Internet advertising are recognized over the period that services are provided, revenues from advertisements in printed and electronic directories are recognized when directories are published;

- Barter transactions performed are recorded only when their value can be determined, and in this case are recorded at the fair value of the goods or services provided or received, whichever is more readily determinable in the circumstances;

- Revenues from the sale of transmission capacity in terrestrial and submarine cables (indefeasible rights of use—IRU) are recorded in the income statement on a straight-line basis over the length of the contract.

Customer acquisition costs and loyalty costs

Customer acquisition costs and loyalty costs relating to mobile and Internet customers are expensed as incurred. These costs consist principally of commissions and rebates paid to distributors.

Advertising and related costs

Advertising, promotion, sponsoring and brand marketing costs are expensed as incurred. Advertising costs amounted to €1,232 million in 2002 (€1,124 million in 2001).

Research and development

Research and development costs are expensed as incurred.

Web site development costs

Costs relating to the development of web sites are capitalized or expensed depending on the phase of development of sites: costs relating to the planning and operating stages are expensed, costs related to development and creation of the design are capitalized.

Earnings per share

Two types of earnings per share are shown: basic earnings per share and diluted earnings per share. The number of shares used for the calculation of diluted earnings per share takes into account the conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as the net result adjusted for the financial charges of dilutive instruments, net of their effect on tax and employee profit sharing. When the earnings per share are negative, the diluted earnings per share are identical to the basic earnings per share. Own shares held recorded as a reduction in consolidated shareholders' equity are not included in the calculation of earnings per share.

Customer receivables

France Telecom does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers). Allowances are recorded on the basis of an evaluation of the risk of non-recovery of receivables. The allowances are based on an individual or statistical assessment of this risk.

Customer receivables which are securitized are removed from the heading "Trade accounts receivable, less allowances" when the rights and obligations attached to such receivables are definitively transferred to third parties. Residual interests held in divested receivables under varying forms (subordinated shares, deferred consideration, etc.) are recorded under "Other long term assets, net". Depreciation of such interests, determined based on the risk of non-recovery of the receivables divested, is presented as a reduction in "Other long term assets, net" and movements in this are recorded as "selling, general and administrative expenses". Costs of divesting receivables are recorded in non operating expenses.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities generally of three months or less at the time of purchase and are stated at cost, which approximates fair value.

Marketable securities

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their estimated trading value for securities not publicly traded.

Inventories

Inventories are stated at the lower of cost or probable net realizable value taking into account notably future revenue expected from new subscriptions arising from mobile handset sales. Cost represents either acquisition or production costs and is generally determined using the weighted average method.

Other intangible assets

Other intangible assets include trademarks, customer relationships, licenses, submarine cable link access rights and patents.

Trademarks and customer relationships are recorded at cost; this is usually determined at the time of the goodwill allocation using generally accepted methods, such as those based on revenues, costs or market value.

Trademarks and customer relationships are not amortized; they are subject to an impairment test (see below "— *Depreciation of other intangible assets and plant, property and equipment*").

Licenses to operate mobile networks are recorded at historical cost and amortized on a straight-line basis from the effective date of commercialization of services. The right to operate, in France, a third generation mobile network (UMTS) is recorded for the fixed portion payable at the granting of the license. According to the ruling of the urgent issues task force of the CNC, the variable portion (equal to 1% of the eligible sales generated by the third generation network) will be recorded as an expense in the period incurred. Interest charges related to financing of mobile telephone licenses such as UMTS licenses, are expensed when France Telecom is committed to them.

Purchases of capacity transmission on land and submarine cables (IRUs) are capitalized and amortized on a straight-line basis over the forecast useful life. Income from sale of IRUs is recorded on a straight-line basis in the statement of income over the duration of the contract.

Property, plant and equipment

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded in the opening balance sheet at values jointly approved by the Telecommunications Ministry and the Ministry of Economy and Finance.

Since that date, property, plant and equipment are recorded at historical cost of acquisition or at production cost. Cost of networks includes planning and construction costs, as well as site installation and equipment upgrade costs.

Interest arising from debt incurred to finance construction and development of assets is, from January 1, 2000, capitalized as part of the cost of such assets during the construction period.

Repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed as incurred.

Leased assets are recorded as an acquisition of an asset and the incurrence of a financial debt when the lease terms effectively transfer the risks and rewards of ownership of the asset to France Telecom. Equally, where France Telecom transfers the risks and rewards of ownership to a third party through a lease contract, this is accounted for as a disposal.

Amortization of plant, property and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of asset. On this basis, the straight line method is in general used over the following lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission equipment and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computers and software (excluding network)	3 to 5 years
Other	3 to 14 years

Investment subsidies

France Telecom may receive non-repayable investment subsidies in the form of capital projects funded directly or indirectly by third parties, primarily local and regional authorities. Subsidies are recorded as a reduction of the cost of the assets financed and, consequently, are recognized in the income statement on the basis of the rhythm of consumption of the economic benefits expected from the corresponding assets.

Depreciation of other intangible assets and plant, property and equipment

Other intangible assets and plant, property and equipment are depreciated when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value; the recoverable value is the higher of the realizable value and the value in use.

Impairment tests are performed by group of assets by comparing the recoverable value and the carrying value (when a depreciation charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value).

For assets destined to be kept and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic advantages from its use and disposal. It is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecast operating conditions used by the management of France Telecom or by reference to replacement cost for used equipment or cost of alternative technologies.

For assets destined to be divested, the recoverable value is determined on the basis of the realizable value, and this is assessed on the basis of the market value.

Investment securities

Investment securities are stated at cost, including any associated direct costs. An allowance is recorded when the value in use, based upon management's analysis, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders' equity, and taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable.

France Telecom uses the liability method under which deferred taxes are measured applying the tax rates enacted at the end of the accounting period, as applicable at the time the temporary difference is expected to reverse. Where significant, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

Debt issuance costs

Debt issuance costs are amortized over the term of the related debt instrument.

Purchase of own shares

Own shares held by France Telecom are reflected in the consolidated balance sheet at their acquisition cost as a reduction in shareholders' equity except for those held in share price stabilization transactions, which are recorded as marketable securities. Gains and losses on disposals of own shares recorded as a reduction in shareholders' equity, including related taxes, are recorded within shareholders'

equity. Allowances recorded against own shares held within investment securities in the single company financial statements of France Telecom SA, as well as provisions for risk relating to commitments to repurchase own shares, are eliminated on consolidation.

Derivative financial instruments

France Telecom manages interest rate and foreign currency risks using derivative financial instruments including interest rate swaps, interest rate cap and floor contracts, foreign exchange futures contracts on organized forward markets, currency swaps and currency options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the underlying transaction being hedged:

- Differences between interest receivable and interest payable on swaps, caps and floor contracts designated as hedges, as well as premiums paid for these operations or discounts, are recorded in the consolidated statement of income over the life of the contract as an adjustment to interest expense;

- Initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to fluctuations in exchange rates are recorded as exchange rate corrections resulting from the item hedged;

- Gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

Certain operations which respect France Telecom's hedging policy have not been accounted as hedging operations. Such operations are evaluated as follows:

- For operations on organized markets, margin calls are recorded directly in the statement of income.

- Net unrealized losses, calculated on instruments negotiated over the counter, are fully provided for.

- Unrealized gains on instruments negotiated over the counter are recorded upon unwinding of the position.

Provisions for risks and charges

Provisions are recorded when, at the end of the period, there is an obligation for the group with respect to a third party for which it is probable or certain that this will create an outflow of resources to the third party, without at least an equivalent return expected from the third party.

This obligation may be legal, regulatory or contractual in nature. It may also be derived from the practices of the group or from public commitments having created a legitimate expectation on the part of such third parties that the group will assume certain responsibilities.

The estimate of the amount in provisions corresponds to the expenditure which it is likely that the group is to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; information is then presented in the notes to the financial statements.

Contingencies, representing an obligation which is neither probable nor certain at the time of drawing up the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded. Information about them is presented in the notes to the financial statements.

Pension plan for French civil servants

Civil servants employed by France Telecom are eligible to receive retirement benefits from the civil servant and military personnel defined benefit pension plan, which is administered by the French State.

The "France Telecom Law" (FT law) (French law n°96-660 of July 26, 1996) states that France Telecom's obligation is limited to a defined annual contribution. As a result, France Telecom has no additional liability either for shortfalls that might arise in the pension plan for its civil servant employees, or for plans of other civil servants.

Early retirement plan for French civil servants

In accordance with the "FT law", France Telecom has introduced an early retirement plan for civil servants and other employees. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who attain the age of 55 with 25 years service, may elect for early retirement. Between the early retirement age of 55 and the normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect for early retirement at the age of 55, and which declines progressively to zero as the age at which they elect approaches normal retirement age.

A provision corresponding to an actuarial measurement of the liability under this plan has been recorded (see Note 18). Actuarial assumptions are monitored and modified based upon experience.

Changes in actuarial assumptions are accounted for from the anniversary of the plan, in the consolidated statement of income in the year of change, and on a pro rata basis over future service periods until the end of the plan as personnel opt for early retirement.

Other retirement plans

Where defined benefit plans exist, the actuarial cost of commitments is accounted for each year over the service life of the employees. The change in assumptions is reflected in the income statement over the average residual employee service life. The costs relating to defined benefit systems are recorded in the year incurred.

Retirement indemnities and other pension plans

In certain countries, legislation requires that lump sum retirement indemnities are paid to employees at certain periods based upon their years of service and compensation at retirement. The actuarial cost of this unfunded obligation is charged annually to income over the employees' service lives. The effect of changes in assumptions is accounted for in the consolidated statement of income over the average remaining service life of employees.

Post-retirement benefits other than pensions

France Telecom has commitments to provide certain additional post-retirement benefits such as telephone equipment, credit card fees and various other benefits to retirees.

France Telecom recognizes the expected actuarial cost of these post-retirement benefits in the consolidated statement of income over the service lives of the eligible employees.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

Share subscription or share purchase plans

Issuances of share subscription options or share purchase options are not recorded in the consolidated income statement.

Shares of subsidiaries issued upon exercise of subscription options granted to employees are reflected as a share capital increase, based on the exercise price of the options, creating a dilution result for France Telecom. When a dilution loss is probable, a provision is recorded.

With regard to purchase options, a provision is recorded to the extent that the acquisition cost of the shares purchased to service the exercised options is higher than the exercise price of the options.

Social charges assumed in connection with the share option plan are provided for when it is probable that the options will be exercised.

2.5 Use of estimates

France Telecom's reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of the financial statements. France Telecom bases its estimates on its past experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Due to different assumptions and situations, the actual results may differ significantly from these estimates.

The positions taken by France Telecom in application of these accounting principles, the estimates made by management and the sensitivity of the reported results to circumstances and assumptions used by management are factors to be taken into consideration when reading the financial statements of France Telecom.

The preparation of financial statements in conformity with generally accepted accounting principles requires the management of France Telecom to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and other intangible assets and investment securities as well as the description of liquidity.

3. MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES

YEAR ENDED DECEMBER 31, 2002

Main acquisitions

TP Group

Following the appointment by the France Telecom/Kulczyk Holding consortium, at the ordinary shareholders' meeting in April 2002, of the majority of the members of the Supervisory Board of TP SA, which demonstrates control of the Polish operator, TP Group (TP SA and its subsidiaries) has been fully consolidated in the France Telecom financial statements from April 1, 2002. Until this date, TP Group was accounted for using the equity method.

	1st lot[1]	2nd lot[2]	Total
Purchase price	3,431	679	4,110
Fair value of assets and liabilities acquired (group share)	(1,196)	(389)	(1,585)
Goodwill	2,235	290	2,525

[1]   Acquisition of 25% in October 2000.
[2]   Acquisition of 8.93% in September 2001.

The revaluation of TP Group assets has led notably to a valuation of customer relationships for Fixed Line, Internet and Mobile Services (€1,099 million), and the TP trademark (€204 million). The trademark has been valued using the current value of royalties which would have been paid by TP to use this trademark. The customer relationships have been valued on the basis of the customer portfolio at the date of acquisition of a controlling interest and the margin generated by these customers while part of the customer portfolio.

In accordance with rule CRC 99-02, the share of the revaluation attributable to the first lot on the basis of the values used for the second lot has been recorded directly in reserves for €243 million (see Note 21).

Orange SA : Exercise of the put option held by E.On Group.

In accordance with the put and call options contract dated November 2000 and amended in January 2002, the E.On Group exercised on June 5, 2002, its put option to sell to France Telecom 102.7 million shares in Orange SA. France Telecom acquired these shares on June 12, 2002 for an amount of €950 million or €9.25 per share. These shares had been attributed to E.On Group as partial payment for the disposal of its interest in Orange Communications SA. (Switzerland) to Orange SA.

The goodwill arising on this additional investment amounts to € 410 million and is amortized over 20 years (see Note 4). Following this operation, France Telecom owns 86.29% of Orange SA.

eresMas

Wanadoo concluded in July 2002 with the telecommunications operator Auna an agreement for the acquisition of 100% of the Spanish internet access provider and portal eresMas Interactiva (hereafter referred to as « eresMas »), through an exchange for Wanadoo shares. On October 24, 2002, the general meeting of Wanadoo shareholders approved the contribution by Auna of 14,527 thousand shares representing 100% of the capital of eresMas for a value of €255 million.

In settlement of this contribution, Wanadoo issued 53,622 thousand shares. The dilution for France Telecom is 2.55% (i.e. a gain of €35 million), bringing its interest in Wanadoo to 71.13%.

The goodwill generated on this transaction amounts to €283 million and is amortized over 20 years from November 1, 2002 (see Note 4).

Main divestitures

TPS (Télévision Par Satellite)

In accordance with the agreement signed in December 2001 with TF1, TPS was sold on May 6, 2002, for €128.7 million. The result on disposal was €177 million taking into account the effects of previously recorded results.

TDF

Pursuant to the agreement signed on July 25, 2002, France Telecom sold, in December 2002, to the holding company Tower Participations SAS, its entire interest in the TDF group. Under the terms of the transaction, TDF was valued at approximately €1.85 billion.

In addition, France Telecom subscribed, for €100 million, to a share capital increase of Tower Participations SAS, to hold approximately 36% of its capital. Moreover, France Telecom subscribed, for €150 million, to convertible notes issued by Tower Participations France, a subsidiary of Tower Participations SAS. This subscription to convertible notes was made on a pro rata basis of France Telecom's interest in the capital of Tower Participations SAS and represents the share of France Telecom in the financing contributed by the shareholders to acquire TDF. France Telecom has not contracted any obligation which could result, as the case may be, in an increase in its commitment except for, as is the case for the other shareholders, a supplementary investment commitment, on a pro rata basis of its interest, in the form of convertible notes and warrants, limited to €50 million. The net cash proceeds for France Telecom after reimbursement of the current accounts amounts to €1.3 billion. The pre tax gain recorded in the income statement amounts to €486 million representing the 63.8% actually divested.

The shares of the new holding structure controlled by the financial investors are held as follows:
- Investment funds : 44.2%,
- France Telecom through Cogecom : 36.2%,
- Caisse des Dépôts et Consignations : 19.6%.

The shareholder's agreement between the parties gives control over Tower Participations SAS to the investment funds who in particular have the majority of representation in the supervisory board. The shareholders are committed, in the event of non-respect of contractual provisions relating to the composition of the supervisory board or majority rules for the general meetings of Tower Participations SAS to pay on a pro rata basis a penalty of €400 million to the investment funds. Moreover, the shareholder agreement organizes the shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment.

Moreover, upon future divestment of the shares of Tower Participations France, the shareholders have committed to share the gain on their investment as follows:

- between 0 and 12.5% of internal rate of return (IRR), the gain is shared on a pro rata basis of the shareholders' contribution,

- between 12.5 and 25% of IRR, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of return rate,

- once the financial investors reach an IRR of 25%, they pay France Telecom 50% of their additional gain up to a ceiling of €300 million bearing interest at 7% per annum.

The company Tower Participations SAS is accounted for using the equity method from December 31, 2002.

Stellat

Following the agreement of August 5, 2002, France Telecom sold to Eutelsat in September 2002, Stellat, owner of a satellite.

Prior to this divestiture, France Telecom had repurchased from Europe*Star its shares in Stellat. After taking into consideration this repurchase, the net cash proceeds for France Telecom amounted to €181 million. The impact of the divestiture on the consolidated income statement is not significant.

Pramindo Ikat

On August 18, 2002, all the shareholders of PT Pramindo Ikat Nusantara (Pramindo), the fixed line Indonesian telephony operator (in which France Telecom held 40%), sold their shares to PT Telekomunikasi Indonésia Tbk (PT Telkom), which thereby acquired 100% of Pramindo. The delivery of shares of Pramindo by the shareholders is to be performed in three steps :

- 30% of the shares in September 2002,

- 15% in September 2003, and

- 55% in December 2004.

Settlement of the divestiture was made through cash payment and through promissory notes.

The divestiture price for France Telecom amounts to US$147 million. France Telecom sold without recourse its notes on the Indonesian market (US$ 103 million) in December 2002, with the remainder in January 2003. The pre tax gain recognized in 2002 on the divestiture of 30% of the shares amounts to €27 million.

YEAR ENDED DECEMBER 31, 2001
Main acquisitions
Equant

Following the extraordinary general meeting of Equant on June 27, 2001, and in accordance with the agreement concluded in November 2000, France Telecom performed the following transactions on June 29, 2001:

- Acquisition of 67,950,000 Equant common shares from the SITA Foundation in exchange for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share, resulting in consideration of €1,739 million based on the share price at June 29, 2001 of €56.3 per share.

- Investment of US$ 1 billion (€1,179 million) through subscription for 10 million newly issued Equant convertible preference shares; each preference share has the same voting rights as one Equant common share and will automatically convert into one new Equant common share five years after the date of subscription ; and

- Contribution to Equant in exchange for 80,617,348 newly issued Equant common shares, of 100% of the share capital of Global One Communications World Holding BV and Global One Communications Holding BV, with France Telecom retaining certain activities previously performed by Global One. The fair value of this contribution was determined on the basis of discounted future cash flows at US$ 5,168 million (€6,094 million), including contributed cash amounting to US$ 300 million.

As a result of these transactions, France Telecom owned, at June 29, 2001, 54.27% of the combined company Equant.

Under the terms of the agreement, within a two-year period, France Telecom is to pay back to Equant:

- 50% of costs related to the preservation of employment or the cancellation of employment contracts for certain employees of the newly combined company Equant

- Restructuring and integration costs other than those relating to employees, up to a maximum of US$ 210 million.

On the basis of these elements, the purchase accounting for Equant at historical rate is as follows:

(in millions of euros)

Contribution of Global One		6,094
Proceeds from subscription of the 10 million Equant preference shares, paid in cash		1,179
		7,273
Minority interests, corresponding to Equant shareholders	45.73%	**3,326**
Acquisition of Equant common shares from the SITA Foundation		1,739
Restructuring, integration and associated acquisition costs		369
Preliminary acquisition cost		**5,434**
Fair value of net assets acquired		634
Preliminary goodwill		**4,800**

Preliminary goodwill in euros is amortized from July 1, 2001, over periods of up to 20 years, and amounts to €4,800 million (US$ 4,071 million). The acquisition and restructuring costs associated with the acquisition were depreciated as exceptional amortization in the second half of 2001 (see Note 4).

TP SA

Under a new agreement signed on September 5, 2001 between the Polish government and the consortium led by France Telecom, France Telecom and Kulczyk Holding, its partner in the consortium, increased their share in TP SA by 8.93% and 3.57% respectively for a total of PLN 3,656 million (€950 million) of which PLN 2,612 million (€679 million) was paid by France Telecom. Following this operation, the consortium holds 47.5% of TP SA, of which 33.93% is held by France Telecom. The consortium held until December 31, 2002 a call option over 2.5% of the capital of TP SA, which was not exercised. Moreover, put and call options have been agreed between Kulczyk Holding and France Telecom relating to the participation of Kulczyk Holding in TP SA and to the financing by Kulczyk Holding of its acquisition of TP SA shares (see Note 28).

The goodwill relating to this additional investment amounts to €290 million at December 31, 2002 (€213 million at December 31, 2001) and is amortized over 20 years from October 1, 2001. The investment in TP SA was accounted for under the equity method from October 1, 2000 to April 1, 2002 after which date it has been fully consolidated.

Freeserve

In December 2000, Wanadoo SA made an offer for the entire share capital of Freeserve, the main Internet services provider in the United Kingdom. The offer was carried out in March 2001 on the basis of a parity of 0.225 new Wanadoo share for each Freeserve share. The number of shares issued amounts to 230,069,681, resulting in a purchase price of €2,078 million.

The resultant goodwill for this operation amounted to €1,886 million and is amortized over a 20-year period from March 1, 2001 (see Note 4).

QDQ Media (formerly Indice Multimedia)

On December 18, 2000, Wanadoo agreed to acquire the entire share capital of Indice Multimedia, the second largest directory operator in Spain. At the general meeting on March 22, 2001 and in accordance with the agreement, Wanadoo acquired 86.71% of the capital of Indice Multimedia by issue of 20,325,444 shares and a cash payment of €80.5 million, representing an acquisition cost of €190 million. Moreover, put options on the remainder of the shares have been granted to employees, for cash and to certain shareholders, in cash and Wanadoo shares.

The acquisition of Indice Multimedia gave rise to goodwill of €318 million being amortized over a 20-year period from April 1, 2001 (see Note 4).

Wind

On October 11, 2000, France Telecom and Enel reached an agreement relating to the acquisition of Infostrada by Enel and its commitment to merge Wind and Infostrada.

Under this agreement, and following an extraordinary general meeting on July 30, 2001 which approved a capital increase reserved for Enel as a consideration for the contribution of Infostrada, France Telecom's controlling interest was reduced from 43.4% to 26.58% in the new entity. The effect of this operation is a dilution gain of €934 million. The legal merger of Wind and Infostrada took place on January 1, 2002.

Moreover, under this agreement, France Telecom and Enel agreed to make a public offering of 25% of Wind, subject to market conditions. The agreement includes put and call options over Wind shares with Enel, in favor of France Telecom (see Notes 7 and 28).

Orange SA Initial Public Offering (IPO)

In February 2001, France Telecom sold 636 million existing shares of Orange SA representing 13.24% of the total number of existing shares and voting rights in Orange SA, through a public offer to private and institutional investors as well as employees. The net proceeds from these offers amounted to €6.1 billion.

Since February 13, 2001, Orange SA shares have been listed on the Premier Marché of Euronext Paris SA and on the London Stock Exchange. This operation has no material impact on consolidated income before tax for 2001, given that a provision of €1,773 million to cover the expected loss was recorded in the financial statements at December 31, 2000.

Following notably this offering and the transfer to E.On of 102.7 million shares of Orange SA as a consideration for 42.5% of Orange Communications SA (Switzerland), acquired in November 2000, France Telecom owned 84.2% of Orange SA at December 31, 2001. At December 31, 2002 following the transaction disclosed in Note 3 above (Main Acquisitions in 2002), France Telecom owns 86.29% of Orange SA.

YEAR ENDED DECEMBER 31, 2000

Main acquisitions

Orange plc and Orange Communications SA

In May 2000, France Telecom, and the Vodafone group signed an agreement with effect August 22, 2000, resulting in (i) the cash purchase by France Telecom of 664.74 million Orange shares for €21.5 billion (ii) the contribution by the Vodafone group to France Telecom of 544.56 million Orange plc shares in exchange for 129.20 million new France Telecom shares, issued at €140.2 per share, with Vodafone renouncing the voting rights attached to the shares. As a result of this operation, France Telecom held 100% of the share capital of Orange plc. France Telecom immediately repurchased 15.36 million France Telecom shares from Vodafone at issue price, such that the Vodafone group would not hold more than 9.9% of the share capital of France Telecom. This share purchase was financed by France Telecom's issue of a security of €2.15 billion with maturity March 2001.

Following the IPO of Orange SA on February 13, 2001, Vodafone and France Telecom reached an agreement on February 28, 2001, with respect to the terms of the buy-back of the outstanding 113.85 million France Telecom shares held by Vodafone. This transaction represents a comprehensive settlement of the put and call arrangements set up in August 2001 and fixes the total price of these shares at approximately €11.63 billion. Cash payments of €6.65 billion were made in March 2001 against delivery by Vodafone of 64.1 million France Telecom shares. A final cash payment of €4.97 billion was made on March 25, 2002 against 49.8 million France Telecom shares (see Note 21).

On the basis of this agreement, the total acquisition cost of Orange plc amounts on a historic cost basis to €35,472 million as summarized below:

(in millions of euros)

Cash consideration	21,519
Transaction costs, net of related tax	174
Sub-total	**21,693**
Share consideration through issuance of 129,201,742 France Telecom shares	18,114
Price adjustment resulting from February 28, 2001 agreement	(4,335)
Total purchase price	**35,472**

The purchase price has been allocated to the following identifiable assets and liabilities:

(in millions of euros)

Purchase price		35,472
Fair Value of net assets acquired:		
Orange trademark	4,600	
Customer relationships	1,950	
GSM license	875	
Other assets acquired	544	
Other liabilities acquired	(1,421)	
	6,548	
Goodwill		28,924
Of which goodwill allocated to Orange Communications SA (Switzerland)		1,418

The purchase price allocation resulted in an increase to net assets of €7,621 million, and relates primarily to the Orange trademark, customer relationships and a GSM license not recorded in the Orange plc consolidated balance sheet before the acquisition date. The trademark has been recognized based on the discounted value of cost savings equal to royalties which would have been payable to third parties for the use of the trademark, had Orange not owned such trademark. The customer relationship has been valued on a discounted cash flow basis relating to the customers concentration in Britain at the date of acquisition. These assets are not amortized but are subject to a regular impairment review.

Goodwill arising at acquisition amounting to €28,924 million is amortized over a 20 year period. Following the IPO of Orange in February 2001, goodwill has been reduced to €24,345 million.

On November 10, 2000 France Telecom acquired E.On's 42.5% shareholding in Orange Communications SA for €1,299 million of which 75% was settled through shares of Orange SA, with put and call arrangements which were settled during the first half of 2002. This investment was transferred to Orange. This acquisition increased the ownership of Orange in Orange Communications SA from 42.5% to 85% at end December 2000.

This investment, accounted for using the equity method since September 1, 2000, has been fully consolidated from November 1, 2000. Goodwill arising from the acquisition of the 42.5% interest amounting to €1,466 million is amortized over 20 years. Following the IPO of Orange, goodwill has been reduced to €1,234 million.

Global One

In March 2000, France Telecom acquired Sprint and Deutsche Telekom's interests in Global One for a total of US$ 3,898 million (€4,080 million) generating goodwill of €3,966 million amortized over a 20 year period. Following these acquisitions, France Telecom owned 100% of Global One. This investment, previously accounted for using the proportionate consolidation method, has been fully consolidated from April 1, 2000. France Telecom, holding the entire share capital of Global One following these operations, contributed almost all the activities of Global One in 2001 in relation to the Equant acquisition. Following this contribution, goodwill was reduced to €2,346 million at December 31, 2001.

MobilCom

See Note 18. On March 23, 2000, France Telecom entered into a cooperation framework agreement with MobilCom, a German fixed line operator, mobile and Internet service provider, and MobilCom's founding shareholder, regarding the acquisition of a UMTS license and the launch of UMTS mobile telecommunications services in Germany. Pursuant to the agreement, France Telecom extended a €3,749 million loan to a company jointly owned by France Telecom and MobilCom to fund that company's bid for a UMTS license. In October 2000, France Telecom contributed its share in this company to MobilCom in exchange for a 28.5% equity interest in MobilCom which was subsequently contributed to Orange SA.

In connection with these transactions, France Telecom, MobilCom and MobilCom's founding shareholder entered into a cooperation framework agreement, with notably put and call option agreements exercisable under certain conditions.

MobilCom was accounted for under the equity method from November 1, 2000. Goodwill arising from the acquisition amounted to €2,700 million and was initially amortized over a 20-year period (see Note 18).

Wind

On July 28, 2000, France Telecom reached an agreement with Enel and Deutsche Telekom to purchase Deutsche Telekom's entire 24.5% interest in Wind. France Telecom acquired a 18.9% shareholding for €2,082 million, bringing its ownership of Wind to 43.4%, with Enel owning the remaining 56.6%.

Wind is accounted for under the equity method and the preliminary goodwill arising from the acquisition of the additional 18.9% amounts to €1,994 million and is amortized over 20 years. Following the finalization of the purchase price allocation exercise in 2001, goodwill amounted to €1,523 million before the Infostrada contribution.

TP SA

In October 2000, following an agreement between the Polish government and a consortium led by France Telecom, France Telecom acquired 25% and Kulczyk Holding, its partner in the consortium, acquired 10% of the share capital of Telekomunikacja Polska SA (TP SA), Poland's state-owned telecommunications operator, for total consideration of €4.5 billion, of which France Telecom contributed €3.4 billion. At December 31, 2000, preliminary goodwill arising from the acquisition amounted to €2,701 million and was amortized over 20 years starting on October 1, 2000. Following the revaluation to fair value of the assets and liabilities of TP Group, the goodwill relating to this first lot amounts to €2,235 million at December 31, 2002. Moreover, put and call options have been agreed between Kulczyk Holding and France Telecom relating to the participation of Kulczyk Holding in TP SA and to the financing by Kulczyk Holding of its acquisition of TP SA shares (see Note 28). This investment has been accounted for under the equity method since October 1, 2000 and fully consolidated since April 1, 2002.

JTC

In January 2000, the consortium composed of France Telecom and the Arab Bank of Jordan reached an agreement with the Jordanian government over the acquisition of 40% of the capital of the Jordanian telecommunications operator, Jordan Telecommunications Company (JTC), for $508 million (€510 million). This acquisition was made through a holding company, Jitco, held 88% by France Telecom and 12% by the Arab Bank of Jordan. Goodwill amounts to €342 million and is amortized over 15 years. This investment has been proportionately consolidated from January 1, 2000.

Wanadoo IPO

On July 19, 2000, France Telecom carried out an IPO of its newly created wholly owned subsidiary Wanadoo with a listing on Euronext Paris. Approximately 10% of the outstanding shares of Wanadoo were listed through the issuance by Wanadoo of new shares and the sale by France Telecom of existing shares. The proceeds from the offering amounted to approximately €2 billion. This IPO was followed in October 2000 by Wanadoo's purchase of minority interests in France Telecom's Internet subsidiaries in Spain and in The Netherlands in exchange for newly issued Wanadoo shares. The effect of these two transactions resulted in an after tax gain in 2000 of €1,952 million. As a result of these transactions, France Telecom's interest in Wanadoo decreased to 88.64% at December 31, 2000.

Main acquisitions and divestitures in non consolidated investments (see Note 8)

4. GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

Main goodwill arising from fully or proportionately consolidated subsidiaries is as follows:

(in millions of euros)	Cost[(1)]	December 31, 2002 Accumulated depreciation	December 31, 2002 Net book value	December 31, 2001 Net book value
Orange	**25,667**	**(4,168)**	**21,499**	**24,490**
Orange PCS	21,901	(2,559)	19,342	21,870
Orange Communications SA (Switzerland)	2,619	(1,167)	1,452	2,401
Orange SA	410	(10)	400	—
Other Orange	737	(432)	305	219
Equant/Global One	**5,976**	**(5,321)**	**655**	**6,290**
Wanadoo	**3,445**	**(602)**	**2,843**	**2,908**
Freeserve	1,853	(170)	1,683	1,898
QDQ Media (ex Indice Multimedia)	342	(29)	313	311
Wanadoo España	326	(148)	178	247
Pages Jaunes	319	(72)	247	263
eresMas	283	(3)	280	—
Other Wanadoo	322	(180)	142	189
TP Group	**2,464**	**(269)**	**2,195**	**—**
JTC	340	(199)	141	295
Mauritius	178	(18)	160	203
Other	**916**	**(734)**	**182**	**777**
Total	**38,986**	**(11,311)**	**27,675**	**34,963**

---

(1)   Goodwill in foreign currency is converted at the closing rate.

Movements in net book value of goodwill are as follows:

(in millions of euros)	2002	2001	2000
Opening balance	34,963	36,049	1,206
• Acquisitions	850	8,027	35,757
• Divestitures	(95)	(6,489)	—
• Effect of fully consolidating TP Group (see Note 3)	2,564	—	—
• Amortization	(2,233)	(2,195)	(966)
• Exceptional amortization	(5,247)	(560)	—
• Translation adjustment	(2,733)	296	4
• Reclassification	(394)	(165)	48
Closing balance	27,675	34,963	36,049

The effects of the main acquisitions and divestitures are set out in Note 3.

In December 2001, divestitures related to the decrease in goodwill generated by the IPO of Orange and the contribution of Global One to Equant.

The principal amortization charges to goodwill from fully or proportionally consolidated companies can be analyzed as follows:

(in millions of euros)	At December 31,		
	2002	**2001**	**2000**[1]
Orange	**(1,300)**	**(1,366)**	**(527)**
Of which Orange PCS	(1,133)	(1,157)	(458)
Of which other Orange	(167)	(209)	(69)
Equant/Global One [2]	**(492)**	**(377)**	**(251)**
Wanadoo	**(256)**	**(248)**	**(68)**
TP Group [3]	**(99)**	—	—
Other	(86)	(204)	(120)
Total [4]	**(2,233)**	**(2,195)**	**(966)**

(1)   In 2000, Orange PCS for 4 months.

(2)   At December 31, 2001, Equant (for the period from July 1, to December 31) and Global One (12 months). At December 31, 2000 Global One consolidated for 12 months (3 months proportionally, 9 months fully consolidated).

(3)   Fully consolidated since April 1, 2002.

(4)   Does not include exceptional amortization.

Moreover the recoverable value of goodwill has been examined at the close using the method described in Note 2.

At December 31, 2002, the following perpetual growth rates and discount rates have been applied to the expected cash flows by France Telecom on the basis of economic assumptions and forecast operating conditions used by France Telecom:

	2002		2001	
	Perpetual growth rate	**Discount rate**	**Perpetual growth rate**	**Discount rate**
Orange	3%	9%	3.5%	9%
TP Group	3%	10.5%	—	—
Equant	3%	10.5%	4%	9.5%
Wanadoo				
– Internet	4.5%	12.5%	5%	10%
– Directories	3.5%	9%	3%	8%

Compared to the excess of estimated value in use over carrying value, the sensitivity of value in use to a change in one point of the perpetual growth rate or discount rate respectively is as follows (France Telecom group share):

		Impact of a one point decrease/ increase in the	
(in billions of euros)	**Excess of value in use over carrying value**	**Perpetual growth rate**	**Discount rate**
Orange	12.4	(5.0)/7.1	11.4/(8.2)
TP Group	0.3	(0.5)/0.6	0.9/(0.7)
Equant	0.0	(0.1)/0.2	0.2/(0.2)
Wanadoo			
– Internet	5.0	(0.4)/0.5	0.9/(0.7)
– Directories	3.3	(0.3)/0.5	0.8/(0.5)

Compared to France Telecom's objectives at the time of the successive acquisitions of Global One and Equant, the limited growth in sales as well as the uncertainties linked to the persistence of a worsened economic and competitive environment, as seen during the fourth quarter of 2002 when preparing the 2003 budget, have led to the application of a perpetual growth rate less from year five and to increase the discount rate by 1 point. Following this review, an exceptional impairment amortization of goodwill has been recorded for €4,244 million, as well as an impairment of the Radianz goodwill (see Note 7), i.e. a charge of €4,375 million (€4,300 million group share). Therefore the book value of Equant converted into euros at closing rate is €1,570 million group share.

Moreover, an impairment through exceptional amortization has been recorded on Orange Communications SA for €872 million (€872 million group share) bringing its book value to €2,321 million (including current accounts) for the group share and on JTC for €131 million (€115 million group share) bringing its book value to €309 million group share at the closing exchange rate.

At December 31, 2001 exceptional goodwill amortization relates to Ananova and Wildfire (€211 million) and to the restructuring and other related costs for the new Equant/Global One entity (€349 million) included in the acquisition cost.

Translation adjustments result mainly from the recording in foreign currency of goodwill relating to non-euro zone companies. The exchange rate adjustments recorded in 2002 are primarily due to the impact of the evolution of sterling (€1,492 million), the US dollar (€961 million) and the Polish zloty (€270 million) against the euro.

5. OTHER INTANGIBLE ASSETS

		December 31,		
		2002		2001
(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value
Telecommunications licenses	10,040	(731)	9,309	9,304
Patents and rights of use	789	(357)	432	782
Trademarks	4,888	(77)	4,811	4,965
Customer relationships	3,560	—	3,560	2,688
Other intangible assets	754	(455)	299	450
Total	**20,031**	**(1,620)**	**18,411**	**18,189**

Movements in the net book value of other intangible assets are as follows:

(in millions of euros)	2002	2001	2000
Opening balance	18,189	16,289	925
• Acquisitions of intangible assets	241	1,169	7,368
• Effects of acquisitions and divestitures	1,957	716	8,573
• Divestments	(25)	(31)	(14)
• Amortization and provisions	(368)	(382)	(214)
• Reclassification and other	(239)	76	(16)
• Translation adjustment	(1,344)	352	(333)
Closing balance	18,411	18,189	16,289

"Telecommunications licenses" at December 31, 2002 relates primarily to the net book value of operating licenses of UMTS and GSM mobile networks, in the United Kingdom (€7.0 billion), in France (€619 million), in Poland (€497 million) and in The Netherlands (€437 million).

The postponement in deployment of the UMTS network and services has lead France Telecom to review at December 31, 2002 the value in use of the United Kingdom UMTS license (€6.3 billion).

Given the close technical and commercial interconnectivity of the second and third generation services offers, this examination consisted, at the Orange PCS level, of comparing the net book value of second and third generation intangible assets and plant, property and equipment with the expected cash flows over the duration of the UMTS license, on the basis of the business plan, discounted at 9%.

It did not reveal the need for an impairment charge at December 31, 2002.

"Patents and rights of use" include mainly patents and cable usage rights.

Net "Trademarks" relates mainly to the Orange trademark for an amount of €4,336 million, TP Group trademarks for €198 million and Equant trademarks for €277 million.

"Customer relationships" relate mainly to Orange in the United Kingdom, TP Group in Poland and Equant for amounts of €1,838 million, €1,068 million and €337 million respectively.

In 2002, the effect of acquisitions and divestitures relates mainly to the first full consolidation of TP Group for an amount of €1,993 million and the divestiture of TDF for €39 million.

The translation adjustment for the 2002 relates mainly to the impact of the evolution of sterling on United Kingdom intangible assets.

6. PROPERTY, PLANT AND EQUIPMENT

	December 31,				
	2002			2001	2000
(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value	Net book value
Land and buildings	11,519	(5,390)	6,129	6,301	8,348
Switching and transmission equipment	25,900	(18,278)	7,622	7,254	7,285
Cables and public infrastructure	24,590	(13,860)	10,730	8,461	9,055
Other network equipment	11,290	(4,607)	6,683	5,365	4,736
Computer and terminal equipment	9,221	(5,678)	3,543	3,138	3,102
Other	3,869	(2,308)	1,561	1,209	2,097
Total	86,389	(50,121)	36,268	31,728	34,623

Changes in the net book value of property, plant and equipment are as follows :

(in millions of euros)	2002	2001	2000
Opening balance	31,728	34,623	28,964
• Acquisitions of plant, property and equipment	7,421	7,811	6,993
• Effect of acquisitions and divestitures	6,738	(1,605)	4,210
• Sale of real estate	98	(1,963)	
• Other retirement and sales	(334)	(286)	(237)
• Depreciation expense	(7,542)	(6,613)	(5,509)
• Reclassification	(243)	(428)	(70)
• Translation adjustment	(1,598)	189	272
Closing balance	36,268	31,728	34,623

The effect of acquisitions and divestitures relates mainly to:

in 2002,

(i) the full consolidation of TP Group for €7.4 billion,

(ii) the divestiture of the TDF sub group for €672 million.

in 2001,

(i) the first consolidation of Equant NV, for €699 million,

(ii) the equity accounting of Nortel/Telecom Argentina previously proportionally consolidated, for €2.7 billion,

(iii) the change in the percentage of proportional consolidation of ECMS, for €156 million,

(iv) the first consolidation of Mauritius Telecom for €120 million.

in 2000,

(i) the consolidation of Orange plc for a total of €2,685 million and of Orange Communications SA (Switzerland) for €704 million,

(ii) to Global One (previously accounted for using the proportionate consolidation method) for €444 million.

In November 2001, France Telecom concluded a binding reciprocal agreement with a consortium of real estate investors to sell 431 office and mixed technical buildings. A gain on disposal, net of costs, amounting to €705 million, was recorded in non-operating results in 2001.

In 2002, notarial deeds signed related to 409 buildings, 22 buildings having been removed from the sale without a significant impact on the gain. The income from the sale (€2.6 billion) was received in 2002.

At the same time France Telecom committed to re-lease through 6-9 year leases these buildings except for certain assets to be vacated in the short term (see Note 28).

The translation adjustment in 2002 relates mainly to the impact of the evolution of the zloty, sterling and the US dollar compared to the euro.

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The carrying values of France Telecom's investments in affiliates are as follows (in millions of euros):

		At December 31,			
Company	**Principal activities**	**% control 2002**	**2002**	**2001**	**2000**
Tower Participations SAS[(1)]	Broadcasting	36.2	100	—	—
TP SA[(2)]	Telephony operator in Poland	—		4,552	3,441
Wind Infostrada	Telephony operator in Italy	26.6	1,596	3,349	2,011
BITCO/TA Orange Company Ltd	Mobile Telephony operator in Thailand	49.0	406	460	370
Radianz	Equant subsidiary	49.0	97	301	0
PTK Centertel[(3)]	Mobile Telephony operator in Poland	—	—	164	60
Eutelsat[(4)]	Satellite organization	25.4	350	—	—
Télévision Par Satellite (TPS)[(5)]	Satellite television packages	—	—	(67)	(99)
FT1CI[(6)]	Holding company for STMicroelectronics investment	—	—	—	785
MobilCom[(6)]	Telephony operator in Germany	See below	—	0	3,687
Nortel/Telecom Argentina		See below	0	0	—
Other			15	153	251
Total			**2,564**	**8,912**	**10,506**

(1) Tower Participations SAS, a holding company for TDF, is accounted for under the equity method since December 31, 2002 following the investment in 36.20% of the capital by France Telecom (see Note 3).

(2 and 3) The Polish entities TP SA and PTK Centertel, were equity accounted up to March 31, 2002, and were fully consolidated from April 1, 2002 (see Note 3).

(4) Eutelsat is equity accounted from January 1, 2002 (investment in the course of divestment (see Note 30).

(5) Divestiture of investment during the first six months of 2002 (see Note 3).

(6) Transferred into non consolidated investments.

Wind

As part of the strategic review of its investments performed in the fourth quarter of 2002, France Telecom has reassessed the value in use of Wind. This has been determined on the basis of a multicriteria approach.

On this basis, an impairment charge of €1,695 million has been recorded of which €371 million through shareholders' equity (including €320 million for the group share) for the amount of revaluation previously recorded via shareholders' equity (see Note 3) and €1,324 million in non operating charges (i.e., €1,142 million group share).

Moreover, additional provision for risks related to Wind, amounting to €303 million was recorded at December 31, 2002 in other liabilities.

This depreciation has been allocated firstly to the intangible assets arising in Wind from its regrouping with Infostrada.

Telecom Argentina

Since December 21, 2001, Telecom Argentina is accounted for using the equity method and no longer via proportional consolidation; its value under equity accounting has been taken down to nil.

The suspension on December 21, 2001 by the Argentinean government of the peso dollar conversion created a major liquidity crisis for Telecom Argentina. The debt of Telecom Argentina is mainly denominated in dollars whereas its operating cash flows are denominated in Argentinean pesos, which suffered from a devaluation of more 240% compared to the dollar.

Therefore, since December 21, 2001, given the decision by France Telecom and its partner Telecom Italia not to increase their commitments in Telecom Argentina, the suspension of the peso conversion followed by its devaluation lead to a process of restructuring of Telecom Argentina's debt with a massive dilution of France Telecom and Telecom Italia's interests through the conversion of part of this debt into capital.

Therefore France Telecom saw, from this date, its ability to manage to Telecom Argentina's financing and operating policy in order to derive value from its activities de facto considerably diminished and reduced to a level not exceeding that of significant influence.

The events of 2002 confirm the assessment made by France Telecom:

- In early 2002, Telecom Argentina stopped making payments linked to the servicing of its borrowings. In the fourth quarter of 2002, discussions commenced formally with creditors of Telecom Argentina to define the different processes of restructuring (forgiveness of debt, rescheduling, conversion of part of the debt into capital instruments, rights within Telecom Argentina management). The process is progressing based on legal and regulatory changes in the country, which has amended its laws relating to payment of foreign currency debt and bankruptcy several times.

- At the Nortel Inversora level (majority shareholder of Telecom Argentina in which France Telecom and Telecom Italia own shares), this process results in the preemption of any cash flows issued from Telecom Argentina by the bearers of preference shares of Nortel Inversora who have, moreover, acquired in the third quarter of 2002, 32.2% of the voting rights in general meetings of shareholders and representation on the board.

France Telecom neither intends nor is obligated to increase its commitments in Argentina.

MobilCom

Following the decision by the Group to withdraw from MobilCom, and following the agreements signed with MobilCom, the MobilCom shares have been transferred to non consolidated investments in the second half of 2002.

The evolution of France Telecom's relationship with MobilCom since the 2001 financial close, and the accounting impacts are described in Note 18.

Changes in investments in affiliates are as follows:

(in millions of euros)	2002	2001	2000
Opening balances	8,912	10,506	1,066
• Investments made in affiliates including share capital increases[1]	260	1,208	9,958
• Contribution of LHS in Sema Group	—	—	348
• Contribution of Infostrada in Wind	—	934	—
• Effect of transfer to investment securities	(51)	(786)	(565)
• Depreciation of the equity accounting values[2]	(1,711)	(839)	—
• Effect of acquisitions, divestitures and reclassification	(4,039)	1,326	74
• Equity in net income/(loss) of affiliates	(367)	(890)	(275)
• Amortization of goodwill	(119)	(336)	(126)
• Exceptional amortization of goodwill[3]	(131)	(2,697)	—
• Dividends received from affiliates	(2)	49	(1)
• Translation adjustments[4]	(188)	437	27
Closing balance	**2,564**	**8,912**	**10,506**

(1)   For 2000, investments include €2,076 million paid in 2001.

(2)   Of which for 2002, €(1,695) million for Wind , €(15) million for Novis. For 2001, €(839) million for MobilCom.

(3)   For 2002, relates to Radianz and for 2001 related to MobilCom €(2,509 million) and Telecom Argentina €(185 million).

(4)   Including €(122) million relating to TP SA prior to its full consolidation from April 1, 2002 and €(25) million relating to BITCO and TA Orange Company Ltd.

At December 31, 2002, the investments made and capital increases include (i) the accounting for Tower Participations SAS under the equity method since December 31, 2002 for €100 million following the investment in this company, and the sale to it of 100% of the shares of TDF (ii) an increase in the capital of BITCO/TA Orange Company Ltd for €69 million. At December 31, 2001, investments concern primarily TP SA as described in Note 3. At December 31, 2000, investments concerned the mobile telephony operator MobilCom (Germany) and the operators TP SA (Poland) and Wind (Italy) as described in Note 3.

At December 31, 2002, the effect of acquisitions and divestitures concerns mainly (i) the Polish entities TP SA for €(4,404) million and PTK Centertel for €(148) million, accounted for under the equity method until March 31, 2002 and fully consolidated from April 1, 2002, (ii) the initial accounting under the equity method of Eutelsat for €280 million, (iii) the divestiture of TPS for €67 million (see Note 3). At December 31, 2001, they concern mainly (i) the difference arising on the revaluation of €620 million in the equity accounted value prior to the additional investment in Wind in July 2001 on the basis of fair value at that date, (ii) the entry of the Radianz shares held by Equant, for €342 million and (iii) the equity accounting of Nortel/Telecom Argentina.

Following these different transactions, the net book value at December 31, 2002 of the principal goodwill is as follows :

	At December 31,		
(in millions of euros)	2002	2001	2000
TP SA[1]	—	2,574	2,668
Wind[2]	823	867	1,953
BITCO/TA Orange Company Ltd	300	331	243
Radianz[3]	0	155	—
MobilCom	—	0	2,678
Nortel/Telecom Argentina	0	0	—
Other	—	29	39
Total	**1,123**	**3,956**	**7,581**

(1)   The telephony operator in Poland, equity accounted to March 31, 2002, is fully consolidated from April 1, 2002 (see Note 3).

(2)   The decrease in 2001 in the net goodwill for Wind is due mainly to (i) the impact on the preliminary goodwill in 2000 of the purchase price allocation exercise on the assets and liabilities acquired and (ii) the dilution effect following the contribution of Infostrada to Wind (see Note 3). In 2002, the depreciation resulting from the review of Wind's recoverable value is allocated to the intangible assets of Wind.

(3)   Exceptional depreciation of the goodwill of Radianz, a subsidiary of Equant, for €131 million as part of the review of Equant's value in use (see Note 4).

The equity in net income/(loss) of affiliates is presented as follows:

	Year ended December 31,		
(in millions of euros)	2002	2001	2000
TP SA[1]	6	65	52
Eutelsat[2]	70	—	—
BITCO/TA Orange Company Ltd	(80)	(58)	(1)
MobilCom	—	(178)	(40)
Wind	(305)	(358)	(253)
Nortel/Telecom Argentina[3]	—	(178)	—
FT1CI	—	—	181
Other companies	(58)	(183)	(214)
Equity in net income/(losses)	**(367)**	**(890)**	**(275)**

[1]   Over three months in 2000, over twelve months in 2001 and over three months in 2002 (fully consolidated from April 1, 2002, see Note 3).

[2]   Eutelsat is equity accounted from January 1, 2002.

[3]   The equity in net losses covers the period from December 21 to December 31, 2001 and corresponds mainly to the exchange loss made by these companies on their dollar denominated debt.

8. OTHER INVESTMENT SECURITIES AND RELATED RECEIVABLES

France Telecom's main investment securities are as follows:

(in millions of euros)	% interest	Cost	Provision	At December 31, 2002 Net book value	At December 31, 2001 Net book value
Bull SA	16.9	438	(438)	0	0
Bull SA other instruments	—	33	(33)	0	0
Panafon	—	—	—	—	35
Sprint PCS	5.5	306	(39)	267	306
MobilCom[(1)(4)]	28.3	0	0	0	—
Listed companies		**777**	**(510)**	**267**	**341**
NTL[(2)]	—	8,166	(8,166)	0	1,369
FT1CI	36.2	462	0	462	464
Satellite organizations[(3)]	—	97	(3)	94	335
Optimus[(4)]	20.2	142	(30)	112	122
Connect Austria[(4)]	17.5	220	(130)	90	112
Other companies		735	(342)	393	497
Non quoted companies		**9,822**	**(8,671)**	**1,151**	**2,899**
Total		**10,599**	**(9,181)**	**1,418**	**3,240**

(1)   Transfer in the second half of 2002 of the nil value under equity accounting of MobilCom shares (see Notes 7 and 18).

(2)   At December 31, 2001, NTL was quoted.

(3)   In 2002, Inmarsat and Intelsat only, Eutelsat was accounted for under the equity method since January 1, 2002 (see Note 7). In 2001, Inmarsat, Intelsat and Eutelsat.

(4)   This represents the Orange group interest. The Orange group is held 86.29% by France Telecom.

NTL

At the beginning of 2002, NTL commenced a process of financial restructuring and set up a business plan based on the entry of a new strategic shareholder. After the 2001 financial statements were issued, the strategic investors with whom NTL was in negotiation withdrew. On May 8, 2002, NTL proposed a financial restructuring plan (the plan) and filed for bankruptcy protection in a United States bankruptcy court. On September 5, 2002, this plan, previously approved by the bondholders of NTL, and by France Telecom, was approved by the bankruptcy court. It is applicable from January 10, 2003.

Under this plan, NTL and its subsidiaries have been reorganized into two separate groups around the former holding companies previously called NTL Communication Corporation (now NTL Incorporated) regrouping the British and Irish operations and NTL Incorporated (now NTL Europe Incorporated), regrouping the networks of continental Europe, with the exception of the investment of 27% in Suez Lyonnaise Telecom (Noos), which was transferred to France Telecom (see Note 10).

In accordance with this plan, France Telecom is to receive in exchange for its shares and receivables from NTL and for payment of US $25 million:

- 6,040,347 NTL Incorporated warrants exercisable until January 10, 2011, and giving the right to 10.68% of the ordinary shares of NTL Inc. (before dilution) at an exercise price of US $309.88. In mid February 2003, the market value of these Warrants amounted to approximately US $2 million.

- 376,910 ordinary shares in NTL Europe Inc. (representing 1.9% of the ordinary shares of NTL Europe Inc. before dilution), which are not publicly traded.

At the close of its 2001 financial statements, France Telecom had reassessed the value in use of its investment in NTL in the context set out above of the search by NTL of a new strategic investor. This had lead to the recording of a non operating charge of €5,910 million.

Following NTL's restructuring plan, France Telecom recorded in the first half of 2002, a supplementary provision of €1,633 million (adjusted to €1,641 million at December 31) in non operating charges, including:

- an additional provision for the call option held by financial institutions on preferred shares which had been bought by France Telecom on July 12, 2002, for $1.1 billion. A provision relating to this commitment had already been made in 2001 for €811 million.

- a provision for additional depreciation of the shares held in the balance sheet, to write them down to zero.

Panafon

On November 29, 2002, France Telecom sold to Vodafone International Holdings BV its 11% investment in the Greek telecommunications operator Vodafone-Panafon for €310 million. At the same time, France Telecom acquired from Vodafone Group plc, for an amount of €10 million an option for payment in cash ("cash settlement option") to cover in full its financial risk linked to the exchange of the France Telecom 4.125% bond convertible into Panafon shares maturing on November 29, 2004 (see Note 13). This option has the same characteristics (exercise price, maturity and adjustment variables) as the exchangeable bond. The gain before tax arising on this transaction amounts to €274 million.

FT1CI/STMicroelectronics

At the end of 2001, France Telecom agreed with its French and Italian partners to progressively withdraw from STMicroelectronics NV (STM) in which it held an interest via FT1CI and intermediary holding companies.

In this context, in December 2001, STMicroelectronics Holding II BV (STH II) the holding company through which France Telecom, Areva, and Finmeccanica held together an investment of 43.4% of the capital of STMicroelectronics NV (STM) made a private placement of 69 million STM shares, of which 39 million on behalf of France Telecom and 30 million for Finmeccanica. Following this placement and as part of the new agreement with Areva, France Telecom reduced from 49% to 36.2% its holding in FT1CI, the company holding indirectly 50% of the capital of STH II. This operation generated a gain before tax of €1,068 million.

Simultaneous to the placement of STM shares by STH II, France Telecom issued notes exchangeable for STM shares for a nominal value of €1.5 billion (see Note 13). These notes are exchangeable from January 2, 2004 into 30 million existing STM shares, subject to subsequent adjustment of the exchange ratio.

On July 29, 2002, France Telecom issued for a value of €442 million, 21,138,723 notes exchangeable for STM shares from January 2, 2004 (see Note 13). The number of STM shares which France Telecom will deliver to the holders of the notes will be a maximum of 26.42 million (representing the balance of its indirect holding in STM) and a minimum of 20.13 million, depending on the share price at the maturity date of August 6, 2005. If the price exceeds €21.97 at maturity, France Telecom will have 6.3 million STMicroelectronics NV shares available for divestment on the market.

The STM shares underlying the notes issued have been placed in escrow by STH II and will be transferred to France Telecom through the exercise of call options issued by STH II. As part of the

agreement with Areva, France Telecom has committed to reduce its share in FT1CI through and in proportion to the number of STM shares which are transferred to holders of the exchangeable notes.

Sprint FON

As part of a public offering France Telecom sold its share of 9.9% of Sprint FON, the American telecommunications operator, for US$ 1,616 million (€1,899 million) on June 4, 2001. The pre-tax gain on this transaction (net of exchange) amounts to €181 million.

Sema Group plc

On February 12, 2001, in accordance with the agreement reached with Schlumberger and Sema Group plc, France Telecom contributed its investment in Sema Group plc to the public offer for an amount of €931 million. The pre-tax gain on this transaction amounts to €401 million.

KPN Orange

In February 2001, France Telecom sold its 50% share in KPN Orange (Belgium) to KPN Mobile for a net cash payment of €500 million, including €102 million for the reimbursement of short term borrowings. Since KPN Orange was reflected at fair value in the purchase price allocation of Orange plc, this transaction has no effect on the income before tax for the period.

9. TRADE ACCOUNTS RECEIVABLE, LESS ALLOWANCES

Programs for the sale of commercial receivables are in place for France Telecom SA and for the Orange group.

These programs cover existing receivables at the date the securitization transaction was entered into and those receivables arising as services are rendered during the planned duration of the programs. The sellers ensure the servicing of such receivables for the purchasers.

The purchasers, with a legal form under the law applicable in each country, obtain finance from third parties via securitization conduits with deferred price mechanisms or subordinated units subscribed by the sellers.

The deferred prices and the subordinated units represent residual interests retained in the receivables by the sellers. These are destined to cover the risk of non recovery of the sold receivables removed from the balance sheet. These residual interests are recorded under "Other long term assets". The accounting treatment for sales of receivables is presented in Note 2.

Sale of commercial receivables by FT SA

France Telecom SA has made sales of commercial receivables without recourse for fixed line telephony contracts with business customers and consumers in mainland France, with Fonds Commun de Créances ("FCC"). These receivables sale programs have a duration planned until December 2003 (renewable).

Sale of commercial receivables within the Orange group

Orange entered into programs for the sale of receivables in December 2002, whereby the receivables of the mobile activities of Orange France and Orange PCS in the United Kingdom have respectively been transferred without recourse to an FCC under French law and a trust established in Jersey under United Kingdom law.

These programs have a planned duration of 5 years which can be reduced if the funding is stopped in advance.

The impact of these securitization programs is as follows;

(in millions of euros)	At December 31, 2002	At December 31, 2001
Net receivables sold	3,078	1,765
• FT SA Consumers	1,541	1,765
• FT SA Business customers	823	—
• Orange	714	—
Residual interests		
• Interests in FCC and deferred price	1,679	1,049
• Depreciation	(312)	(198)
Net residual interests	1,367	851
Impact on cash flows for the period (excluding costs of sale and excluding bad debt)		
• for the period	797	914
• cumulated	1,711	914

10. PREPAID EXPENSES AND OTHER CURRENT ASSETS

This includes notably deductible VAT (€1.4 billion), income tax down payments (€0.3 billion) and deferred debt issue costs (€0.3 billion).

It also includes:

- at December 31, 2001, the short term portion of the notes for €1,187 million received in payment of the sale by France Telecom of its share of 49.9% in Noos in 2001, from Morgan Stanley Dean Witter Private Equity and NTL Inc. (respectively 22.9% and 27% of the 49.9%).

- at December 31, 2002, after the payment received from Morgan Stanley Dean Witter Private Equity, an amount of €125 million for the NTL notes, net of provision. As part of the NTL restructuring plan (see Note 8) these notes were cancelled at the beginning of 2003 in exchange for the 27% of Noos held by NTL since the sale in 2001 and over which France Telecom maintained pledges.

To the extent that the gain on divestiture of €333 million was recorded in deferred income in 2001 within the context of the financial restructuring of NTL, in 2002 an additional charge of €285 million was recorded to bring the value of the NTL receivables to the value reassessed in 2002 of the Noos shares received in exchange at the beginning of 2003 (see Note 25).

11. DEFERRED INCOME

Deferred income includes amounts billed in advance for line rental subscriptions, inclusive telephone packages, advertising revenue from telephone directories as well as invoicing of civil works within the context of the contribution of cable networks.

12. NET BORROWINGS

France Telecom's net borrowings are as follows:

Net borrowings	Note	December 31, 2002	December 31, 2001
(in millions of euros)			
Notes convertible, exchangeable or redeemable in shares			
• Portion due after one year		8,110	10,750
• Portion due within one year		3,082	—
	13	11,192	10,750
Other long term financial borrowings			
• Portion due after one year		38,788	43,793
• Portion due within one year		10,413	1,596
	14	49,201	45,389
Draw downs on syndicated lines of credit by FT SA			
• for €15 billion(1)		6,250	5,200
• for US $1.4 billion(2)		1,408	1,550
Bank overdrafts and other short term borrowings		2,832	4,615
	15	10,490	11,365
Gross borrowings		**70,883**	**67,504**
Marketable securities		(45)	(1,138)
Cash		(2,819)	(2,943)
Net borrowings		**68,019**	**63,423**

---

(1)   Short term (less than one year) draw downs by France Telecom SA on long term multicurrency syndicated lines of credit have been accounted for as short term borrowings. Tranche A for €5 billion has a maturity of 2003 extendable one year after Term Out and Tranche B for €10 billion has a maturity of 2005 (see Note 15).

(2)   Short term (less than one year) draw downs by France Telecom SA on long term multicurrency syndicated lines of credit have been accounted for as short term borrowings with a maturity of 2004 (see Note 15).

At December 31, 2002, the contribution of newly consolidated entities in 2002 amounts to €3,619 million. The Polish TP Group, fully consolidated from April 1, 2002 contributes to group borrowings for €3,583 million at December 31, 2002.

The weighted average interest rate of France Telecom's net borrowings in 2002 was 5.90% compared to 5.82% for the year ended December 31, 2001. Moreover, the weighted average spot rate of long term borrowings including bank loans and notes amounts at the end of December 2002 to 6.07% compared to 5.29% at the end of 2001.

The covenants on France Telecom borrowings are presented in Note 16.2.

13. NOTES CONVERTIBLE, EXCHANGEABLE OR REDEEMABLE IN SHARES

The table below gives details of outstanding notes convertible, exchangeable or redeemable in shares and issued by France Telecom SA at December 31, 2002. All these notes were issued by France Telecom SA.

(in millions of euros)	Amount issued[1]	Maturity	Interest rate %	At December 31, 2002	2001
Original Currency					
EUR	3,082	2003	2.500[2]	3,082	3,082
FRF	13,322	2004	2.000[3]	2,030	2,030
EUR	623	2004	4.125[4]	623	623
EUR	1,523	2004	1.000[5]	1,523	1,523
EUR	3,492	2005	4.000[6]	3,492	3,492
EUR	442	2005	6.750	442	—
Total notes convertible, exchangeable or redeemable in shares				**11,192**	**10,750**

(1) In millions of currency.

(2) Bond of nominal value of €12.7 exchangeable for Orange SA shares at a ratio of one share per bond, i.e. a price of €12.7 per share, this ratio could be subject to adjustment.

(3) Bond of nominal value of €800 convertible into France Telecom shares between December 7, 1999 and January 1, 2004 at a ratio of 10.38 France Telecom shares per bond, i.e. a price of €77.07 per share; this ratio could be subject to adjustment.

(4) Bond of nominal value of €1,000 exchangeable for Vodafone-Panafon shares between January 8, 2000 and November 29, 2004, at a ratio of 69.9574 shares per bond, i.e. an exchange price of €14.29 per share; this ratio could be subject to adjustment (see Note 8).

(5) Bond of nominal value of €1,000 exchangeable for STMicroelectronics shares at a ratio of 19.6986 shares per bond, i.e. a price of €50.765 per share; this ratio could be subject to adjustment (see Note 8).

(6) Bond of nominal value of €1,000 exchangeable for France Telecom shares at a ratio of 14.6014 France Telecom shares per bond, i.e. a price of €68.49 per share; this ratio could be subject to adjustment.

On July 29, 2002, France Telecom issued notes for €442 million. The notes of nominal value €20.92 bear interest at 6.75% per annum and mature on August 6, 2005. They are redeemable in STMicroelectronics shares from January 2, 2004 until July 27, 2005 (see Note 8).

14. OTHER LONG TERM BORROWINGS

The table below presents an analysis of France Telecom's other long term borrowings by type, after the effects of currency swaps:

(in millions of euros)	At December 31, 2002	2001
Other long term borrowings		
Notes[1]	42,094	38,251
Capital leases	420	73
Bank loans	6,369	6,338
Other non bank loans[2]	318	727
Total other long term borrowings including current portion	**49,201**	**45,389**

(1) Excluding notes convertible, exchangeable or redeemable in shares (see Note 13).

(2) Includes primarily the long term portion of current accounts with minority associates in subsidiaries.

The table below presents the annual maturities of total long term borrowings at December 31, 2002, after the effect of currency swaps:

	At December 31,	
(in millions of euros)	2002	2001
One year	10,413	1,596
Two years	6,101	10,070
Three years	6,038	5,405
Four years	4,869	6,223
Five years	1,942	3,940
Six years and above	19,838	18,155
Total other long term financial borrowings	**49,201**	**45,389**

The table below sets out notes by issuer (excluding notes convertible, exchangeable or redeemable in shares):

	At December 31,	
	2002	2001
Notes[1]		
(in millions of euros)		
France Telecom SA	38,351	36,985
Orange Group	1,140	1,164
TP SA[2]	2,559	—
Other issuers	44	102
Total	**42,094**	**38,251**

(1) Excluding notes convertible, exchangeable or redeemable in shares.

(2) Fully consolidated from April 1, 2002 (see Note 3).

The table below gives details of other outstanding notes issued by France Telecom SA at December 31, 2002, before consideration of the impact of interest or currency swap agreements:

(in millions of euros)

Original currency	Amount issued[1]	Maturity	Interest rate (%)	At December 31, 2002	At December 31, 2001
FRF	2,500	2003	7.875	381	381
USD	1,000	2003	US Libor 3 months + 1.25[4]	954	1,135
EUR	2,250	2003	Euribor 3 months + 1[4]	2,250	2,250
CHF	200	2003	3.250	138	135
JPY[6]	275,000	2003	JP Libor 3 months + 0.55[4]	1,886	2,384
EUR	1,400	2003	Euribor 3 months + 0.375	1,400	1,400
FRF[5]	1,500	2004	5.750	229	229
EUR	3,500	2004	5.750[4]	3,450	3,500
JPY	50,000	2004	1.000[4]	402	434
EUR	1,000	2005	6.125	1,000	1,000
EUR	2,750	2005	5.000[4]	2,750	2,750
GBP	500	2005	7.000	769	822
FRF[5]	2,000	2005	4.800	305	305
FRF	1,000	2005	1.000[2]	152	152
CHF	1,000	2006	4.500[4]	689	674
USD	2,000	2006	7.200[4]	1,907	2,269
FRF	4,500	2006	6.250	686	686
FRF	300	2006	3.030 until 08/07/01 then indexed on TEC10[3]	46	46
FRF[5]	6,000	2007	5.750	915	915
EUR[7]	3,650	2008	6.750[4]	3,650	3,500
FRF[5]	3,000	2008	5.400	457	457
FRF	900	2008	4.600 until 03/13/02 then TEC10[3] less 0.675%	137	137
FRF	200	2008	10.165 less PIBOR 3 months	30	30
USD	500	2008	6.000	477	567
FRF[5]	1,500	2009	TEC 10[3]	229	229
EUR	2,500	2009	7.000	2,500	—
FRF[5]	3,000	2010	5.700	457	457
EUR	1,400	2010	6.625	1,400	1,400
USD	3,500	2011	7.750[4]	3,337	3,971
GBP	600	2011	7.500[4]	922	986
GBP	250	2017	8.000	384	—
GBP	450	2020	7.250	692	740
USD	2,500	2031	8.500[4]	2,382	2,837
Loans maturing in 2002				—	440
Currency swaps				988	(233)
Total other notes issued by France Telecom SA				**38,351**	**36,985**

---

(1) In millions of currency.
(2) With a redemption premium indexed on the value of France Telecom's shares, capped at 100% of the share value at issue, and covered by a swap of the same amount, which indexes this debt on PIBOR.
(3) TEC10: variable rate with constant 10-year maturity, determined by the *Comité de Normalisation Obligataire*.
(4) Notes with coupons subject to revision in case of changes in credit rating.
(5) These loans, initially denominated in French francs, have been converted into euros.
(6) Repurchase of JPY 40,380 million in 2002, i.e. an outstanding balance at December 31, 2002 of JPY 234,620 million.
(7) Of which €150 million issued in 2002.

France Telecom SA notes at December 31, 2002, are repayable at due date, and no specific guarantees have been given in relation to their issue. Moreover the outstanding notes of France Telecom SA at December 31, 2002 have not been guaranteed. Certain notes may be repayable in advance, at the request of the issuer.

In December 2002, France Telecom made two notes issues:

- one for €2,500 million at 7%, maturing 2009,

- the other for GBP 250 million (€384 million at 8% maturing 2017).

Moreover, France Telecom made the following notes issues in January and February 2003:

(in millions of euros) Original currency	Amount issued (in millions of currency)	Maturity	Interest rate (%)	Amount issued
EUR	1,000	2007	6.000	1,000
EUR	3,500	2013	7.250	3,500
EUR	1,000	2033	8.125	1,000
GBP	250	2017	8.000	379
EUR	500	2033	8.125	500
Total				6,379

The table below gives details of other outstanding notes issued by the Orange group at December 31, 2002, before consideration of the impact of interest or currency swap agreements:

(in millions of euros) Original currency	Amount issued	Maturity	Interest Rate (%)	At December 31, 2002	At December 31, 2001
USD	197	2006	8.750	188	224
EGP(1)	340	2007	12.250	51	—
GBP	197	2008	8.630	303	324
USD	18	2008	8.000	18	21
EUR	94	2008	7.630	94	94
GBP	150	2009	8.880	231	247
USD	263	2009	9.000	251	298
Currency swaps				4	(44)
Total other notes issued by the Orange group				**1,140**	**1,164**

(1) ECMS notes classified within other issuers before the transfer in July 2002 of this investment to the Orange group.

The notes of Orange are repayable at maturity and no specific guarantees have been given related to these issues. Moreover certain notes may be repayable in advance, at the initiative of Orange.

Investments and sundry other assets held by the Orange group have been pledged or given in guarantee to lending financial institutes to cover bank loans and credit lines (see Note 28).

The table below gives details of other outstanding notes issued by TP SA at December 31, 2002, before consideration of the impact of interest or currency swap agreements:

(in millions of euros)	Amount issued (in millions of currency)	Maturity	Interest rate (%)	At December 31, 2002
Original currency				
USD	200	2003	7.125	191
PLN	200	2003	(1)	50
EUR	500	2004	6.125	500
PLN[3]	300	2005	7.250	75
EUR	400	2006	6.625	400
EUR	100	2006	6.688	100
EUR	475	2007	(2)	475
USD	800	2008	7.750	763
Currency swaps				5
Total other notes issued by TP SA				**2,559**

---

(1) Of which PLN 70 million at 8.200%, PLN 30 million at 8.000%, PLN 70 million at 7.670% and PLN 30 million at 7.500%.

(2) Of which €325 million at 6.500% and €150 million at 6.563%.

(3) Issue of December 2002.

Assets held by TP Group have been pledged to financial institutions to cover loans for €188 million.

15. OTHER SHORT TERM BORROWINGS

The table below presents an analysis of France Telecom's other short term borrowings by type, after the effects of currency swaps:

	At December 31,	
(in millions of euros)	2002	2001
Other short term borrowings		
Bank loans[1]	8,024	7,619
Short term notes and commercial paper	1,058	2,369
Overdrafts	1,273	995
Other loans	135	382
Total	**10,490**	**11,365**

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(1) Includes €7,658 million of short term draw downs on long term multi-currency syndicated credit lines of France Telecom SA as detailed below, of which €6,250 million and €1,408 million have been drawn from the credit lines of €15 billion and US$1.4 billion respectively.

Interest rates on France Telecom's short term borrowings are generally based on French and foreign (essentially U.S.) money market rates.

The weighted average interest rate on negotiable bills and bank loans (after taking into account the effect of interest rate hedging instruments) amounts to 4.25% at December 31, 2002, compared to 4.38% at December 31, 2001.

At December 31, 2002, France Telecom had the following bilateral and syndicated credit lines:

		At December 31, 2002		
	Original currency	Amounts in millions of currency	Equivalents in millions of euros	Amounts drawn in millions of euros
FT SA Bilateral credit lines				
Long term[4]	EUR	450	450	—
Bank overdrafts	EUR	150	150	—
Orange Bilateral credit lines				
Short term	EUR	50	50	44
Long term	USD	259	250	250
Long term	EGP	739	156	155
Sundry Orange			129	101
TP Group Bilateral credit lines				
Long term and short term[5]	EUR	644	644	323
Long term	PLN	1,109	276	135
FT SA Syndicated credit lines				
Long term	MC [1]	15,000	15,000	6,250
Long term	MC [2]	1,400	1,335	1,408
Orange Syndicated credit lines				
Long term[4]	GBP[3]	1,216	1,869	1,438
Long term[4]	EUR	389	389	365

[1] Multi-currency facilities, denominated in euro equivalents, including Tranche A for €5 billion, maturing in 2003 extendable one year after the Term Out and Tranche B for €10 billion, maturing in 2005.

[2] Multi-currency facilities, denominated in US$ equivalents, maturing in 2004.

[3] Facility matures in 2005.

[4] At December 31, 2002, the amounts drawn against these credit lines are classified in long term debt, portion due within one year.

[5] Of which €28 million short term and €295 million long term.

On February 14, 2002, France Telecom negotiated a €15 billion syndicated multi-currency credit line which replaced the credit line negotiated within the framework of the acquisition of Orange plc.

The tranche A of this multi-currency credit line of €5 billion matured on February 14, 2003. A new credit line of €5 billion with maturity of 3 years was put in place.

16. EXPOSURE TO MARKET RISKS
16.1 Market risk management

In connection with its industrial and commercial activities, France Telecom is exposed to various types of market risks related to the management of the cost of its debt and the value of certain foreign currency denominated assets (foreign investment securities). Based on an analysis of its overall risk exposure, primarily due to changes in interest rates and exchange rates, France Telecom uses a variety of derivative financial instruments within limits set by management as to their potential impact on the statement of income, with the objective being to optimize the cost of financing.

France Telecom distinguishes between three different types of use of derivative financial instruments :

- *Long term debt rate risk management*

France Telecom aims to balance its long term debt portfolio between fixed and variable rate instruments in Euros so as to minimize the cost of financing, and uses firm and optional interest rate instruments (swaps, future, caps and floors) within limits established by management.

The following table analyzes long term debt by interest rate, including all exchangeable and convertible notes and other long term debt, with the short term portion, taking into account the effect of interest rate and currency rate swap agreements:

	At December 31,	
(in millions of euros)	**2002**	**2001**
Notes and bank loans[1]		
Less than 5%	11,958	15,377
Between 5% and 7%	18,250	18,717
Between 7% and 9%	11,024	6,708
Greater than 9%	5,717	322
Total fixed rate (Weighted average spot rate: 6.18% at 12/31/02; 5.51% at 12/31/01)	46,949	41,124
Total variable rate (Weighted average spot rate: 5.68% at 12/31/2002; 4.70% at 12/31/01)	13,024	14,942
Total bank loans and notes (Weighted spot rate: 6.07% at 12/31/02[2]; 5.29% at 12/31/01)	**59,973**	**56,066**
Capital leases	420	73
Total long term borrowings	**60,393**	**56,139**

(1)   Long term debt including notes convertible, exchangeable and redeemable in shares.
(2)   6.15% after taking into account swaps qualifying as trading.

The interest rate swaps at December 31, 2002 included in the table above are as follows:

Swaps to cover long term debt	Less than one year	One to five years	More than five years	Nominal
	in millions of euros			
Swaps paying fixed rate and receiving variable rate	4,228	4,220	261	8,709
Swaps paying variable rate and receiving fixed rate	1,136	1,474	553	3,163
Swaps paying variable rate and receiving variable rate	61	50	229	340
Swaps of structured issues against variable rate	10	198	168	376

Moreover, interest rate swaps are used to cover a part of France Telecom's future bond issues. At December 31, 2002, €300 million of forward fixed rate swaps is available to France Telecom to cover future notes issued at variable rate, and €150 million fixed rate swaps to cover future issues at fixed rate.

At December 31, 2002, a notional amount of €3,449 million of swaps and €1,420 million from Bobl contract sales (future contract on 5 year bills from the Federal State of Germany), respecting France Telecom's hedging policy, but not qualifying as hedges for accounting purposes is available to France Telecom.

- *Short term debt rate risk management*

France Telecom manages a treasury position as either lender or borrower depending on cash flows provided by operating cash flows and maturities of long term debt.

France Telecom periodically reviews its projected short term debt position and may use derivative interest rate instruments (future rate agreements, short term swaps, EURIBOR contracts and interest rate collar agreements) to cover this position against unfavorable changes in interest rates.

At December 31, 2002, France Telecom SA had derivative interest rate instruments covering the short term debt interest rates as follows:

(in millions of euros)	Notional amount
Short term swaps allocated to short term notes issued	291
3 month Euribor contract	21,094
Interest rate collar (purchase of cap/sale of floor)	2,950

- *Analysis of the sensitivity of the group to a change in rates*

An immediate increase in short term interest rates of 1% would generate an increase for the year of €182 million in interest costs for 2003, before taking into account the notes issues in January and February 2003 and €139 million after taking them into account.

Foreign currency risk management

Net borrowings by currency, taking into account the effect of currency swap contracts, are as follows. The amounts below do not indicate exchange rate risk.

(euro equivalent at closing rate)	Analysis of net borrowings by currency				
	FT SA	**Orange**	**TP Group**	**Other**	**Total**
EUR	57,480	457	1,030	477	59,444
USD	1,259	250	486	321	2,316
GBP	231	2,660	—	(3)	2,888
PLN	196	—	2,067	—	2,263
Other currencies	1,068	126	—	(86)	1,108
Total	**60,234**	**3,493**	**3,583**	**709**	**68,019**

The activities of France Telecom abroad are carried out by subsidiaries operating essentially in their own countries. Therefore, the exposure of its subsidiaries to foreign currency risk on these commercial operations is limited.

France Telecom usually hedges the risk related to the issuance of foreign currency borrowings.

The following table gives details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: FT SA, Orange and TP Group.

	USD	PLN	GBP	CHF	EUR	Total Converted into euros	MEUR Increase in the currency of 10%
FT SA	(1,433)	(789)	(151)	(196)		(1,930)	(193)
TP Group	(510)				(1,030)	(1,516)	(57)
Orange	(403)				(99)	(483)	(46)
Total (currency)	(2,346)	(789)	(151)	(196)	(1,129)	(3,929)	
Total (euro)	**(2,237)**	**(196)**	**(232)**	**(135)**	**(1,129)**	**(3,929)**	**(296)**

The table above presents a scenario corresponding to exchange rate fluctuations of 10% maximizing the exchange rate risk of FT SA and TP Group, i.e. a decrease of 10% of the value of the euro against the dollar, sterling and the Swiss franc, as well as an increase in the dollar of 10% against the zloty, with euro-zloty parity remaining stable.

For Orange, the assumptions are on the one side a decrease of 10% in the Slovak crown against the euro and on the other side a decrease of 10% in Romanian lei, of the Egyptian pound and the Dominican peso against the dollar.

An unfavorable exchange rate movement of 10% would engender an exchange loss of €296 million.

The following table gives, for the off balance sheet exchange rate instruments (currency swaps, foreign exchange forward contracts and currency options) held by the France Telecom group, details on the currencies to be delivered and to be received:

Amounts in millions of currency[1]	EUR	USD	JPY	GBP	PLN	Other currencies[2]
Asset leg of currency swaps	1,539	6,451	350,035	600	—	24
Liability leg of currency swaps	(9,935)	(8)		(361)	(8,142)	—
Currency to be received on forward currency contracts	1,046	3,603		1,094		421
Currency to be delivered on forward currency contracts	(5,563)	(307)	—	(46)	(790)	(676)
Currency options	270	(275)	—	—	—	—
TOTAL	(12,643)	9,464	350,035	1,287	(8,932)	(231)
euro conversion	(12,643)	9,024	2,814	1,978	(2,221)	(231)

(1) Positive values indicate the currencies to be received and negative values indicate the currencies to be delivered.
(2) In euro equivalent.

16.2 Cash flow management

- *Cash flow risk management*

The downgrading of France Telecom's ratings in the middle of 2002 to BBB- with stable outlook by Standard & Poor's and Fitch and to Baa3 with negative outlook by Moody's restricted France Telecom's access to capital markets at the same time as it faced significant loan repayments in 2003, 2004 and 2005.

This situation led France Telecom to announce on December 5, 2002 that the reinforcing of the financial situation of the group and its continuing ability to meet its commitments was based on three distinct plans:

- a plan of improving operational performance,

- a reinforcement of shareholders' equity, and

- a debt refinancing.

With regard to shareholders' equity, the State has indicated that it will participate, alongside private investors, for its share of the capital (i.e. approximately €9 billion) and that it is willing to anticipate its participation in the reinforcement of shareholders equity, via a temporary shareholder advance which would be made available to France Telecom as a credit line, subordinated, and remunerated at market rates. The measures taken by the State, majority shareholder, were communicated to the European Commission in accordance with EC rules on December 3, 2002 (see Note 30).

At the beginning of December 2002, the rating agencies have reviewed their outlook for France Telecom long term debt from "stable" to "positive" for Moody's and Fitch respectively, the rating for Standard and Poor's remaining unchanged at "stable". These ratings also cover the borrowings of Orange plc. TP SA has a rating of BBB with "negative outlook" for Standard and Poor's and Baa2 with negative outlook for Moody's and BBB with stable outlook for Fitch.

Between December 2002 and February 2003, France Telecom has refinanced over €14 billion with maturities beyond 2005:

- Notes issues with maturities of 5 to 30 years were made for €2.8 billion in December 2002 and for €6.4 billion in January and February 2003 (see Note 14),

- A new credit line of €5 billion maturing in 3 years was set up in February 2003 in replacement of a line of the same amount maturing in February 2003, with an option to renew for one year (see Note 15).

At December 31, 2002, the remaining bank credit lines available to France Telecom SA totaled €9.3 billion (€8,750 million on the €15 billion credit line, €450 million on confirmed bilateral credit lines, and €150 million on authorized overdrafts).

At the same date, invested cash amounts to €1,042 million while net cash credit and debt balances amount to €548 million.

The total amount available at December 31, 2002 was approximately €10.9 billion.

Given the notes issues of January and February 2003 for a total amount, net of issue costs, of €6.3 billion, France Telecom has €17.2 billion available to meet maturities of borrowings of approximately €15 billion in 2003 before taking into account resources from its plan of improving operational performance and its program of divestiture of assets (see Note 30).

- *Management of covenants*

Most of France Telecom's financing contracts include customary covenants in case of default or material adverse change affecting France Telecom SA and certain of its subsidiaries. As a result of these provisions, a significant non payment or the accelerated maturity of a financial debt may cause a significant part or almost all the financial borrowings of France Telecom to become due.

France Telecom is moreover bound by the following specific commitments with regard to ratios.

When France Telecom SA obtained the €15 billion syndicated credit line, (see Note 15) France Telecom committed to respect the following financial ratios:

- The ratio of EBITDA to total interest costs must be greater than or equal to the following:
  - December 31, 2002 : 3 ;
  - June 30, 2003 : 3 ;
  - December 31, 2003 : 3.25 ;
  - June 30, 2004 : 3.25 ;
  - December 31, 2004 : 3.25.

- The ratio of total net debt to EBITDA must be less than or equal to the following:
  - December 31, 2002 : 5 ;
  - June 30, 2003 : 4.75 ;
  - December 31, 2003 : 4.50 ;
  - June 30, 2004 : 4.25 ;
  - December 31, 2004 : 3.75.

The ratio calculations are to be based on the consolidated financial statements prepared under French GAAP and EBITDA is calculated over a period of 12 months, by using data corrected for acquisition and disposals that take place within the 12 preceding months.

The covenants for the new credit line of €5 billion of France Telecom SA (see Note 15) for 2003 and 2004 are the same as in tranche A of the syndicated credit line of €15 billion which matured in February 2003.

- The ratio of EBITDA to total net interest costs in 2005 must be greater than or equal to the following:

    - June 30, 2005 : 3.50;

    - December 31, 2005 : 4

- The ratio of total net debt to EBITDA for 2005 must be less than or equal to the following:

    - June 30, 2005 : 3.5;

    - December 31, 2005 : 3

The calculation of the ratios is made using the same principles as for the A tranche of €10 billion of the syndicated credit line of €15 billion.

For the program of securization of receivables of France Telecom SA, depending on the program, several amortization scenarios are possible: (i) normal amortization on the contractual maturity date of the programs at December 31, 2003 (renewable), (ii) accelerated amortization, notably in the event of a downgrading of France Telecom's long term debt rating to BB- or BB+, depending on the program. In the event of accelerated amortization, the securitization conduits cease participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

Respect of certain financial ratios is also required for Orange's securitization programs (ratios of indebtedness and cover of interest charges) non respect of these brings about an end to the sale of receivables in order to progressively repay the holders of beneficial interests with cash received.

As part of the sale of future State receivables accounted for as bank loans, France Telecom guarantees to the receiving establishment the existence and the amount of the receivables sold and covenants to a related indemnity.

The financing of the purchase by Kulczyk Holding of its shares in TP SA (see Note 28) is subject to conditions relating to France Telecom. Following the downgrading of S&P's and Moody's ratings in June 2002, the parties agreed in August 2002 to waive the ratings default trigger and to apply the same financial ratios as in France Telecom SA's syndicated credit line of €15 billion. The financing may also become due in the event Kulczyk Holding becomes insolvent or defaults on its financial covenants.

The TP Group debt contains covenants with respect to certain ratios. The principal ratio requires TP SA's ratio of net debt to EBITDA to be less than or equal to 2.5. The calculation of this ratio is established on the basis of the Polish GAAP accounts and EBITDA is calculated on a rolling 12-month basis. The last test period was the 12-month period ended December 31, 2002. The ratios calculated for this period met the conditions.

16.3 Credit risk management

Financial instruments that potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and financial instruments used in hedging activities. The notional amounts, carrying values, and fair values of these financial instruments are presented in Note 17.

France Telecom considers as extremely limited its exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom places its cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom enters into interest rate and foreign exchange instruments with major financial institutions. France Telecom believes that the risk of nonperformance by these counterparties is extremely low, since their credit ratings are continually monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding to which are applied coefficients, which take into account the remaining duration of the operation and the type of transaction.

Individual limits are established based on the counterparty's credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The principal methods and assumptions used to estimate the fair value of each class of financial instruments are described below.

For cash and cash equivalents, trade accounts receivable, bank overdrafts and other short term borrowings and trade accounts payable, France Telecom considers their carrying value to be the most representative estimate of market value, due to the short term maturity of these instruments.

The market value of non-consolidated investments in quoted companies and marketable securities has been estimated based on quoted market prices at the end of the period. For other investments, France Telecom considers, using available information, that their market value is not less than carrying value.

(in millions of euros)	At December 31,			
	2002		2001	
	Carrying value	Fair value	Carrying value	Fair value
Financial instruments (assets)				
Marketable securities	45	45	1,138	1,138
Non consolidated investment securities and related receivables	1,418	2,050	3,231	6,467

The market value of long term debt was determined using:

- the present value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

- the quoted market value for convertible, exchangeable and indexed notes.

(in millions of euros)	At December 31,			
	2002		2001	
	Carrying value	Fair value	Carrying value	Fair value
Financial instruments (liabilities)				
Bank overdrafts and other short term loans [(1)(2)]	10,490	10,490	11,365	11,368
Long term loans [(1)(2)]	60,393	62,090	56,139	57,598

(1)   After taking into account the effect of currency swap contracts.

(2)   The accounting and market values presented exclude accrued interest.

The fair values of currency exchange and interest rate swap contracts were estimated by discounting the expected future cash flows using market exchange rates and related interest rates at the end of the period over the remaining terms of the contracts.

The fair value of over-the-counter options was estimated using option-pricing tools recognized by the market.

(in millions of euros)	At December 31,					
	2002			2001		
	Notional Value	Carrying value	Fair Value	Notional Value	Carrying value	Fair Value
Off balance sheet financial instruments[(3)]						
Interest rate caps	1,258	1	(3)	1,541	5	(3)
Interest rate collars (caps and floors)	2,950	—	(27)	1,500	—	9
Interest rate swaps[(4)]	16,778	(467)	(351)	24,953	(311)	(259)
Currency swaps	12,569	(1,054)	(690)	12,567	235	338
Forward currency contracts	6,675	(224)	(217)	4,143	42	43
Currency options	262	(8)	(1)	1,702	(72)	(217)
Options on futures	—	—	—	5,500	(7)	(7)
Futures	22,514	(58)	(58)	24,524	(21)	(21)
Options on shares	623	—	2	—	—	—
Total		**(1,810)**	**(1,345)**		**(129)**	**(117)**

(3)   Market value of swaps includes accrued interest.

(4)   The carrying value of off balance sheet derivative instruments includes accrued interest, discounts and premiums paid for or received, as well as exchange differences already accounted for in France Telecom's books. The difference between accounting and market values represents the unrealized gain or loss on off balance sheet derivative instruments.

18. PROVISIONS AND OTHER LIABILITIES

Provisions for risks and charges and other long term liabilities are as follows:

	At December 31,	
(in millions of euros)	**2002**	**2001**
MobilCom	6,715	—
Provision for Equant CVRs	2,077	2,077
Off balance sheet provision for the commitment for NTL preferred shares	0	811
Off balance sheet commitment for Kulczyk/TP SA	571	—
Retirement indemnities and related amounts	3,569	3,773
Other long term liabilities	906	461
Sub total long term provisions	13,838	7,122
Long term deferred taxation	312	330
Other long term liabilities	828	1,211
Total	14,978	8,663

Provisions for risks and charges and other short term liabilities are as follows:

	At December 31,	
(in millions of euros)	**2002**	**2001**
Retirement indemnities and related amounts	747	646
Other short term provisions	1,511	1,446
Sub total short term provisions	2,258	2,092
Accruals	5,137	5,167
Other short term provisions	1,712	2,481
Total	**9,107**	**9,740**

Movements in long and short term provisions for risks and charges are as follows :

(in millions of euros)	January 1, 2002	Increase of the year	Reversal of the provision in the year (provision used)	Reversal of the provision in the year (provision not used)	Change in scope, reclassifications and others	December 31, 2002
Retirement indemnities and related amounts	4,419	487	(650)	(2)	62	4,316
Equant CVRs	2,077	—	—	—	—	2,077
MobilCom	0	7,000	—	—	(285)	6,715
Off balance sheet commitment for NTL preferred shares[1]	811	400	—	—	(1,211)	0
Kulczyk provision	—	571	—	—	—	571
Other provisions for risks and charges	1,907	1,439	(869)	(182)	122	2,417
Total provisions for risks and charges	9,214	9,897	(1,519)	(184)	(1,312)	16,096
Of which long term	7,122	8,646	(98)	(21)	(1,811)	13,838
Of which short term	2,092	1,251	(1,421)	(163)	499	2,258

(1)   The provision of €811 million set up at December 31, 2001 for the off balance sheet commitments on the NTL preferred shares has been used to depreciate the shares acquired (see Note 8).

Net increases and reversals of provisions can be analyzed as follows :

(in millions of euros)	Increases of the year	Reversals not used	Other	Total
Operating income	684	(125)	—	559
Non operating income and financial result	9,213	(59)	—	9,154
Total impact on the statement of income	9,897	(184)	—	9,713
Total impact on the statement of income	**9,897**	**(184)**	**—**	**9,713**

18.1 MobilCom

Summary of events before the close of the 2001 financial statements

In March 2000, France Telecom, the company MobilCom and its principal shareholder Gerhard Schmid signed a Cooperation Framework Agreement ("the CFA"), the object of which was to provide MobilCom with the necessary financial support to purchase a third generation network operator license ("UMTS") as part of the bidding process organized by the German authorities in July–August 2000 and to develop a UMTS mobile telephone network.

The CFA provided that, after a UMTS license was obtained in the bidding process, the following clauses came into effect:

A. France Telecom would provide its financial support to MobilCom, subject to the conditions described in point B below, in the following manner:

- France Telecom would subscribe to an increase in the share capital of MobilCom for an amount of approximately €3.7 billion providing it with approximately 28.5% of the company's share capital,

- If MobilCom was not in a position to be able to proceed with necessary investments to commence its UMTS operations through its own existing capital resources and through additional financing that it procures on its own, France Telecom would have a commitment, until the commencement of UMTS operations, to provide loans directly to MobilCom or to guarantee third party loans, if required.

B. In order to guarantee that France Telecom had at all times the means to monitor the financial commitments regarding the process of developing UMTS activities, the CFA stipulated that France Telecom's agreement was required for approval of, amongst other matters, the budgets and the business plan. To facilitate this, a coordination committee was established between the management of the company MobilCom and the representatives of France Telecom, as well as the representation of France Telecom in the company's corporate bodies.

C. In accordance with the CFA, France Telecom held a call option for 21.6 million shares in MobilCom held by Mr Gerhard Schmid exercisable between 2003 and 2006. Mr Gerhard Schmid also held a put option to sell his MobilCom shares to France Telecom, exercisable notably in the event that a deadlock had occurred between France Telecom and Mr Gerhard Schmid and France Telecom had imposed its position through mediation as provided for in the contract or in the event that France Telecom had breached certain material obligations under the CFA.

Following the signing of this agreement, as part of the bidding process carried out in July – August 2002, MobilCom obtained a UMTS license for approximately €8.4 billion and proceeded to implement the following financing arrangements:

- The share capital was increased, reserved for France Telecom,

- The bank syndicate granted the Senior Interim Facility,

- Ericsson Credit AB and Nokia OYJ granted vendor financing.

In December 2000, France Telecom set up through various contributions, the company Orange SA to which it passed, with the agreement of Mr Gerhard Schmid and of MobilCom, all of the rights and obligations resulting from the CFA, apart from the conditional commitments for financial support which remained with France Telecom.

In 2001, a disagreement arose between Mr Gerhard Schmid, the company MobilCom, France Telecom and Orange regarding the application of the CFA, notably concerning the MobilCom business plan for the development of the UMTS activity and the ability of France Telecom to approve that plan.

In this context, a reexamination of the outlook for the mobile telephony market in Germany with the presence of two dominant operators and four new entrants lead France Telecom for the 2001 close to depreciate through exceptional amortization the entire goodwill on the MobilCom shares, amounting to €2,509 million, to depreciate the value under equity accounting amounting to €839 million (see Note 7) and to depreciate as a measure of prudence certain assets for €544 million (including notably the current account of France Telecom with MobilCom).

Developments between the 2001 close and the interim close at June 30, 2002

On June 11, 2002, France Telecom and Orange informed MobilCom and Mr Gerhard Schmid that they were terminating the CFA, on the grounds of a series of serious breaches of such agreement by Mr Gerhard Schmid and MobilCom.

On June 21, 2002, Mr Schmid was relieved of his functions as Chief Executive Officer by decision of MobilCom's Supervisory Board.

Mr Schmid and MobilCom contested the grounds for the termination of the CFA by France Telecom and Orange.

France Telecom was not then able to predict the outcome of the dispute which could result from this termination.

In view of this situation, France Telecom decided not to seek a solution with Mr Gerhard Schmid or with the Supervisory Board of MobilCom before (i) obtaining an agreement with the members of the Senior Interim Facility banking syndicate and (ii) performing accounting, financial and strategic analyses of MobilCom.

In this spirit, on July 30, 2002, France Telecom signed a Memorandum of Understanding with the banking syndicate which had granted MobilCom the Senior Interim Facility of €4.7 billion. This agreement provided that the banks would sell their MobilCom loan to France Telecom in exchange for perpetual bonds redeemable into shares of France Telecom SA. Similar agreements were signed with the abovementioned equipment vendors.

Following the departure of Mr Schmid from the Board, the new management of MobilCom accepted the implementation of in-depth operational, strategic and legal analyses of MobilCom on behalf of France Telecom and Orange.

The conclusions of these in-depth analyses obtained in August and September 2002 showed, inter alia, evidence of structural difficulties of MobilCom, the profound decline in its results and the weakness of its customer base, which have led France Telecom to conclude that MobilCom's UMTS activity is not viable on a stand-alone basis.

Furthermore, the absence of changes in the German regulator position regarding the possibilities of adapting the regulatory environment, essential for market consolidation, and the decision of the European Commission to apply the subsidiarity principle to any modifications in national legislation on this issue, have also led to the loss of reasonable likelihood of consolidation of UMTS operators in Germany such as France Telecom anticipated when it closed its 2001 financial statements. From a strategic point of view, the evolution of the German market which is characterized by an excessive number of UMTS license holders, the lack of flexibility of the German regulatory authorities regarding the necessary adaptation of the regulatory environment necessary for the consolidation of the market, combined with the troubling situation of MobilCom highlighted by the in-depth analyses and the profound deterioration of relationships between the shareholders, led France Telecom to decide at the board meeting of September 12, 2002 not to seek control of MobilCom and to no longer respond to its requests for financial support.

However, given the legal uncertainties described above and given the desire to preserve the relationships of the France Telecom group with the banking community on the one hand and two important suppliers on the other hand, France Telecom expressed its wish to implement the principle of taking over the loans of the banking syndicate and the equipment suppliers at their respective nominal value as set out previously.

This situation led France Telecom on September 12, 2002 for its half year close:

- To record in the financial statements at June 30, 2002, a provision for risk of €7 billion to cover the risks related to the financial commitment linked to the development of the UMTS activities of MobilCom, and

- To record total depreciation of the €290 million in loans granted in the first six months of 2002.

Developments since the close of the interim financial statements on September 12, 2002

After the announcement of France Telecom's withdrawal, MobilCom received support from the Federal Government of Germany who guaranteed a credit facility of €50 million from the Kreditanstalt für Wiederaufbau to MobilCom to enable it to continue operations.

The Federal Government of Germany also appointed a mediator in charge of establishing, together with MobilCom and France Telecom a plan for saving MobilCom. Given the support of the Federal Government of Germany and the maintaining by France Telecom of its offer to purchase their loans, the members of the banking syndicate rescheduled the maturity of the Senior Interim Facility first to October 14, then October 30 then finally to November 30, 2002, thus preventing the immediate bankruptcy of MobilCom. As part of the support plan for MobilCom organized at the initiative and under the control of the Federal Government of Germany, France Telecom began discussions with MobilCom and the mediator. These discussions led to the signature of the MC Settlement Agreement, dated November 20, 2002, setting up a plan for saving MobilCom which ends the agreements between MobilCom and France Telecom over the development of UMTS in Germany.

The plan for saving MobilCom includes two separate parts:

- A plan for saving the historic activities of MobilCom (service provider of GSM mobile telephony, fixed line and Internet services) financed by a bank loan of €162 million issued by four German financial institutions and guaranteed for 80% by the German Federal Government and the Land of Schleswig-Holstein; and

- The freeze of UMTS activities in which France Telecom participates.

The MC Settlement Agreement provides that:

- France Telecom repurchases the loans granted by the members of the banking syndicate of the Senior Interim Facility and the equipment suppliers (approximately €6 billion), who subscribe, in proportion to their loans for perpetual bonds redeemable for shares of France Telecom (TDIRA),

- France Telecom waives the repurchased loans as well as the shareholder loans granted to MobilCom in the past 2 years (approximately €1 billion) i.e. a total of approximately €7 billion; and

- France Telecom contributes to the costs of freezing the UMTS activities of MobilCom, for a maximum amount of €580 million, which includes the indemnity for the termination of the National Roaming Contract between E-Plus and MobilCom; these payments are spread over the second half of 2002 and 2003 based on the actual costs borne by MobilCom; approximately one quarter of this sum has been paid at the end of 2002.

The entire cost is already totally covered by the provision booked in the financial statements of France Telecom.

Moreover the MC Settlement Agreement provides for:

- MobilCom's waiver of all claims against the France Telecom group (including Orange), and vice versa, and

- a clause of return to better fortune on the UMTS assets of MobilCom (including the license) allowing France Telecom to recover 90% of the proceeds from an eventual sale of any UMTS asset by MobilCom.

Moreover, this agreement envisages that Mr Gerhard Schmid waive any claims against the France Telecom group (including Orange) and vice versa.

This agreement became final through the fulfillment of the following conditions precedent:

- An agreement of France Telecom with the banking syndicate of the Senior Interim Facility as well as with Ericsson Credit AB and Nokia OYJ regarding the repurchase of loans for perpetual bonds redeemable into shares of France Telecom (TDIRA). This condition was completed with the signing of the Assignment and Subscription Agreements on November 30, 2002.

- The approval of the general shareholders meeting of MobilCom of the plan to save the historic activities of MobilCom, the freeze of its UMTS activities as well as the waiver of all claims against the France Telecom group. The agreement provides that the MobilCom shares held by Mr Gerhard Schmid and Millenium were to be placed in a trust with a commitment that the plan to save MobilCom would be approved at a general shareholders meeting. This was done and the approval was obtained in the general shareholders meeting of MobilCom held on January 27, 2003.

- The issuance, following authorization by the general shareholders meeting of France Telecom on February 25, 2003, of the TDIRA (see Note 30). France Telecom made this issuance on March 3, 2003.

At December 31, 2002, the provision of €7,000 million set up at June 30, 2002 has been used for €285 million, of which €230 million has been used to depreciate the shareholder advances made to MobilCom in the third quarter of 2002.

The provision of €6,715 million at December 31, 2002 is intended to cover:

- The cost of acquiring the MobilCom loans granted by the banking syndicate and the equipment suppliers, i.e. the nominal value of the TDIRA to be issued for a maximum amount of €6,101 million — given their characteristics, the TDIRA will be accounted for at their nominal value in "non refundable funds and assimilated" (quasi-equity),

- The contribution to the freeze of UMTS activities, for a maximum amount of €580 million.

The provision for risk corresponds to the best estimate of the MobilCom risk for France Telecom, on the basis of the Cooperation Framework Agreements with MobilCom, the Senior Interim Facility banks and the agreements with the equipment suppliers, at the date of the financial statements given the assessment of its legal position with respect to the different claims which could be made against it.

On February 14, 2003, Mr Gerhard Schmid filed for personal bankruptcy. The same day, a temporary legal administrator was named by the Flensburg tribunal. This procedure, if continued, could give rise to a challenge of the validity of the transfer of Gerhard Schmid's shares into the trust, and his waiver of any claims against the France Telecom group, including Orange.

18.2 Equant CVR provision

On July 2, 2001, France Telecom issued to all Equant shareholders other than the SITA Foundation and to certain owners of share options and restricted share awards granted by Equant before November 19, 2000, 138,446,013 contingent value rights ("CVR"). Each CVR gives the holder the right to receive a cash payment, on the third anniversary of the completion of the Equant transaction (June 2004), representing the difference if negative between the average Equant share price for a defined period and €60, limited to a maximum of €15 per CVR. Movement in market price in 2001 and in the beginning of 2002 has resulted in a CVR market value since issue corresponding to a payment of the CVR at maturity. As a result of this, France Telecom recorded at December 31, 2001 a provision for the maximum risk, amounting to €2,077 million.

18.3 Off balance sheet commitment for NTL preferred shares

On July 12, 2002, in the context of the put and call options between the parties involved in the acquisition by NTL of Cablecom (Switzerland), France Telecom purchased all of the preferred shares held by certain financial institutions for an amount of US$1.1 billion. The provision of €811 million set up at December 31, 2001 for the off balance sheet commitment on NTL preferred shares has been used to depreciate the shares acquired (see Note 8).

18.4 Kulczyk Holding

As part of the acquisition of TP SA by France Telecom and Kulczyk Holding, France Telecom and Kulczyk Holding and the banks financing Kulczyk Holding are bound by different commitments (see Note 28).

Kulczyk Holding holds a put option to sell to France Telecom its 13.57% stake between October 2003 and January 2007 at a price equal to its purchase cost of €1.6 billion plus accrued interest less dividends paid. The amount of this commitment represents approximately €1.9 billion at December 31, 2002.

The movement in the TP SA share price has lead France Telecom to record a provision for the difference between the commitment and the value in use of the TP SA shares to be received, i.e. a provision of €571 million in 2002 (of which €300 million in the first half of 2002).

18.5 Pension plans and related amounts

	At December 31,	
(in millions of euros)	2002	2001
Early retirement plan	3,910	4,095
Post retirement benefits other than pensions	158	149
Retirement indemnities	248	175
Total	**4,316**	**4,419**
Pension plans and related amounts		
Long term	3,569	3,773
Short term	747	646
Total	**4,316**	**4,419**

Early retirement plan for French civil servants

The actuarial cost of the early retirement plan described in Note 2, and the sensitivity of this cost to the success rate of the plan are as follows:

	At December 31,	
Plan data (in millions of euros)	**2002**	**2001**
Actuarial value of the plan at the beginning of the year	4,611	4,823
Actuarial adjustments	91	51
Discounting effect	216	229
Payments made	(601)	(492)
Actuarial value of the plan at the end the period	4,317	4,611
Actuarial adjustment not yet amortized	(407)	(516)
Accrued early retirement liability	3,910	4,095
Assumptions		
• Success rate	95%	94%
• Discount rate	5%	5%
Analysis of the charge for period		
Discount charge	217	229
Amortization of actuarial adjustment	199	210
Charge for the period	416	439
Effect of a change in the success rate of the actuarial liability at December 31		
• 5% increase	344	270
• 5% decrease	(192)	(222)

Actuarial assumptions have been reviewed on the basis of trends noted at the end of 2002. The discount rate of the plan for 2003 and the following years remains unchanged at 5%, and the success rate is revised upwards to 95%.

The impact of the revision of actuarial assumptions is accounted for as described in "Early Retirement Plan for French civil servants", Note 2. A related charge of €199 million was recorded in 2002.

Early retirement payments made under the plan since its initiation on September 1, 1996 amount to €2,344 million (including €601 million in 2002).

Post-retirement benefits other than pensions

The discounted liability for post-retirement benefits of €158 million at December 31, 2002 (€149 million at December 31, 2001) has been determined using a discount rate of 5%.

18.6 Other long term liabilities

At December 31, 2002, this includes primarily:

- Fixed asset supplier payables for €325 million (€209 million at December 31, 2001). The movement is explained primarily by the full consolidation of the Polish telephony operator TP Group from April 1, 2002;

- Deferred income for a total amount of €142 million (€160 million at December 31, 2001) relating to Orange plc. Deferred income relates to the net credits arising from in-substance early extinguishment ("In substance defeasance") of draw downs under finance leases (see Note 28). This is amortized to the statement of income over the lease term on a straight-line basis; and

- Vendor financing for €287 million. Vendor financing is subject to anticipated reimbursement clauses when equipment contracts are cancelled for reasons other than supplier's failure to meet obligations. Draw down is generally limited to 150% of orders. The short term portion of multi currency vendor financing maturing 2003 has been reclassified to trade payables for €244 million.

Moreover, as set out in Note 2, operating payables related to the sale of future receivables of France Telecom from the French State have been reclassified as bank loans at December 31, 2002 for an amount of €607 million including €518 million long term.

19. SHARE SUBSCRIPTION AND PURCHASE PLANS

At December 31, 2002, France Telecom SA has not set up any share subscription or purchase plans.

Orange SA, Equant NV and Wanadoo SA have granted to management and employees share options under share subscription or share purchase plans.

Outstanding options represent respectively 2.3%, 3% and 2.0% of the share capital of these companies.

Details of these plans is given hereafter.

19.1 Orange share option plans

The share option subscription and purchase plans described hereafter have been approved by the board of the company and have applied in 2002 and 2001:

Share option subscription and purchase plans

- **Share Option Plan (France)**

The Orange Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are French residents or otherwise eligible. Under this plan, options to subscribe for new shares or acquire existing shares of the company are granted to eligible persons.

- **International Sharesave Plan**

The Orange International Sharesave Plan is designed for employees and executive directors of subsidiaries of the Company. The options, which may be options to subscribe for new shares or to acquire existing shares, can be exercised after an eligible employee has agreed to save a fixed monthly amount for three or five years, the maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

- **International Share Option Plan**

The International Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are not residents of France, principally in the United Kingdom. Five tranches exist, depending on the employees, each having different vesting periods.

- **US Share Option Plan**

The Orange US Share Option Plan is a qualifying share option plan for employees of the Company's subsidiaries in the United States. Two tranches exist, each having different vesting periods.

Information relating to Orange SA's share option plans in 2002 is as follows:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	**88,748,848**	**€9.70**
Granted	**30,316,206**	**€6.36**
Share option plan (France)	9,705,850	€6.42
International sharesave plan—United Kingdom	2,619,448	£3.54
International sharesave plan—The Netherlands	232,186	€6.14
International share option plan	16,946,722	€6.46
US share option plan	812,000	€6.49
Exercised	**(3,350)**	**€6.40**
International sharesave plan—United Kingdom	(350)	£4.43
US share option plan	(3,000)	€6.35
Cancelled/returned/lapsed	**(7,657,778)**	**€8.58**
Share option plan (France)	(662,193)	€9.46
International sharesave plan—United Kingdom	(2,896,701)	£4.57
International share option plan	(3,567,147)	€9.55
US share option plan	(531,737)	€9.52
Options outstanding at the end of the year	**111,403,926**	**€8.84**

Details of outstanding options at December 31, 2002 are as follows:

	Number of options	Weighted average duration until beginning of exercise period (in months)	Weighted average exercise price	Number of options exercisable at December 31, 2002
Share option plan (France)	35,584,612	18	€8.95	41,371
International Share save Plan – 3 year (United Kingdom)	4,028,362	24	£4.15	67,370
International Share save Plan – 3 year (The Netherlands)	232,186	39	€6.14	—
International Share save Plan – 5 year (United Kingdom)	2,192,925	23	£4.43	66,582
International Share option Plan	66,382,912	12	€8.99	10,510,314
US Share option Plan	2,982,929	5	€9.04	1,714,659
Total	**111,403,926**	**14**	**€8.84**	**12,400,296**

The options outstanding at December 31, 2002 represent 2.31% of the shares issued by Orange SA.

19.2 Equant share option plans

The share option plans approved by the board of Equant are described below:

Equant adopted a Share Option Plan (the "Option Plan") in June 1998. The Option Plan provided that Equant may grant options and restricted share awards covering up to 5 per cent of its shares outstanding after the IPO.

The first of these grants was made effective July 21, 1998 to all eligible employees at an exercise price of US$27.00 (the IPO price). Since then, Equant has granted further options to its employees, including its managing directors and other executive officers, and its supervising directors. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of Equant's shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of LNO groups that SITA transfers to Equant or of any business Equant acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the hiring agreement for a newly hired employee.

In some countries, Equant has adopted a phantom plan rather than an actual share option plan. The phantom plan is designed to approximate for certain Equant employees the incentives of owning share options without involving the actual transfer of options or shares.

On May 25, 2001 Equant offered to purchase outstanding options ('Option Buyback') that were granted under the 'Option Plan' on or before November 19, 2000 with an exercise price greater than or equal to US$88.00 per share in exchange for a cash payment of US$2.00 per option. This was subject to the completion of the France Telecom transaction, which occurred on June 29, 2001. As a result of the 'Option Buyback' Equant paid US$1.9 million to employees in respect of 947,153 options and 10,731 phantom options during the year ended December 31, 2001.

On June 29, 2001 all options and restricted shares that were granted under the 'Option Plan' on or before November 19, 2000 were subject to accelerated vesting as a result of the completion of the France Telecom transaction. This resulted in a payment of US$0.5 million of social charges by Equant during the year ended December 31, 2001.

On March 27, 2002 Equant awarded 25,000 restricted shares to a member of the management team. These awards are included in the total granted options and awards as described below.

As of December 31, 2002 Equant has granted options and awards under the Option Plan covering 11,651,268 shares at exercise prices ranging from $0.00 to $117.81 and vesting periods from July 21, 2000 to October 23, 2006.

The different share options under subscription plans including restricted shares granted by Equant to its employees are summarized below :

	Number of options	Weighted average exercise price (in US$)
Options outstanding at the beginning of the year	**3,128,797**	**42.96**
Granted	**6,512,698**	**13.49**
Share option plans	6,512,698	13.49
Exercised	**(4,908)**	**—**
Share option plans	(4,908)	—
Cancelled/returned/lapsed	**(980,945)**	**37.13**
Share option plans	(980,945)	37.13
Options outstanding at the end of the year	**8,655,642**	**21.47**

Details of outstanding options at December 31, 2002 are as follows:

	Number of options	Weighted average duration until beginning of exercise period (in months)	Weighted average exercise price (in US$)	Number of options exercisable at December 31, 2002
Share option plans	8,655,642	29.6	21.47	2,187,826
Total	**8,655,642**	**29.6**	**21.47**	**2,187,826**

The number of options outstanding at December 31, 2002 represents 2.96% of shares issued by Equant NV at that date.

19.3 Wanadoo share option plans

The different subscription plans of 2000, 2001 and 2002 approved by the board of Wanadoo are summarized hereafter:

2000 share option plan

The exercise of these 1,653,000 options is subject to the following conditions:

- if growth in Wanadoo's shares over a period of 5 years is less than 80% of growth in the Eurostoxx Telecommunications index over the same period, then only 50% of the shares can be exercised,

- if this growth is between 80% and 100%, then 66.66% of the options can be exercised,

- if this growth is between 100% and 120%, then 83.3% of the options can be exercised,

- if this growth is over 120%, then 100% of the options can be exercised, and

- the other options for subscription of shares can be exercised in the three years from their granting but can only be sold within the four years after their grant date.

2001 share option plan

The exercise of the options granted to the members of the management board of the Wanadoo group is subject to the following performance conditions:

- 15% of the options will be available if the performance of the Wanadoo share price exceeds that of Eurostoxx Telecommunications,

- 15% of the options will be available if the performance of the Wanadoo share price equals or exceeds that of five companies in the same business as Wanadoo (T-Online, Lycos Europe, Tiscali, Seat, Eniro),

- 50% of the options will be available if the pro forma EBITDA[1] of Wanadoo under constant consolidation scope is positive in the fourth quarter of 2002,

- 20% of the options will be available without conditions.

2002 share option plan

All options granted are exercisable 3 years after grant but cannot be divested in the year following the grant.

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(1) EBITDA represents operating income before amortization and depreciation including impairment losses of long lived assets and before amortization of actuarial adjustments in the early retirement plan.

2001 Freeserve share option plan

This plan concerns exclusively subscription options attributed to Freeserve employees. It sets out exercise of the options as follows:

- 10% after 6 months following the date of grant

- 10% after 12 months following the date of grant

- 40% after 2 years following the date of grant

- 40% after 3 years following the date of grant

Freeserve share option plan of November 2001

This plan concerns exclusively the subscription options granted to Freeserve employees. It sets out exercise of the options as follows:

- 194,273 options are exercisable for 50% after 19 months following the date of grant with the remainder within 31 months.

2002 Freeserve share option plan

This plan concerns exclusively subscription options granted to Freeserve employees. It sets out exercise of the options as follows:

- 50% after 2 years following the date of grant

- 50% after 3 years following the date of grant

The different share options granted to employees under subscription plans are summarized hereafter :

	Number of options	Weighted average exercise price (in euros)
Options outstanding at the beginning of the year	**22,794,844**	**€8.46**
Granted	**10,910,483**	**€5.40**
2002 share option plan	9,053,000	5.40
2002 Freeserve share option plan	1,857,483	5.40
Exercised	**—**	**—**
Cancelled/returned/lapsed	**3,293,315**	**€7.81**
2000 share option plan	450,000	19.00
2001 Freeserve share option plan	1,737,326	6.12
2001 share option plan	851,000	6.00
Freeserve share option plan of November 2001	83,989	6.00
2002 share option plan	171,000	5.40
Number of options outstanding at the end of the year	**30,412,012**	**€7.43**

Details of the options outstanding at December 31, 2002 are as follows:

	Number of options	Weighted average duration until beginning of exercise period (in months) *	Weighted average exercise price (in euros)	Number of options exercisable at December 31, 2002
2000 share option plan	3,809,000	31	€19.00	—
2001 Freeserve share option plan	3,865,803	15	6.12	773,161
2001 share option plan	11,067,000	101	6.00	—
Freeserve share option plan of November 2001	930,726	20	6.00	—
2002 share option plan	8,882,000	30	5.40	—
2002 Freeserve share option plan	1,857,483	30	5.40	—
Total	**30,412,012**	**54**	**€7.43**	**773,161**

(*)   Closed period of one year for options other than those granted to Freeserve employees.

The number of options outstanding at December 31, 2002 represents 2.03 % of the shares issued by Wanadoo SA at that date.

20.   MINORITY INTERESTS

Changes in minority interests are as follows:

	2002	2001	2000
(in millions of euros)			
Opening balances	8,101	2,036	1,369
• Result for the year	(170)	(714)	(52)
• Issuance of share capital to minority interests	23	74	299
• Effect of acquisitions and divestitures	2,747	6,802	386
• Appropriation of net result	(77)	(128)	(213)
• Translation adjustment	(799)	31	113
• Other changes	(45)	—	134
• Closing balances	9,780	8,101	2,036

In 2002, the effect of acquisitions and divestitures relate mainly to the change in the method of consolidation of TP group (see Note 3) for €3,011 million and to the purchase of approximately 2% of minority interests in Orange SA following the exercise of a put option by E.On (see Note 3) to the value of €(539) million and to the dilution of France Telecom in Wanadoo following the acquisition of eresMas for €220 million (see Note 3).

In 2001, the effect of acquisitions and divestitures related mainly to the public offering of approximately 13% of the capital of Orange, the Equant/Global One transactions and the dilutions in Wanadoo for the Freeserve and Indice Multimedia acquisitions (see Note 3), as well as Nortel/Telecom Argentina being accounted for using the equity method.

At December 31, 2002, minority interests relate mainly to Orange SA and its subsidiaries for an amount of €3,463 million, TP group for an amount of €2,836 million, Wanadoo for €1,654 million and Equant for €1,182 million.

At December 31, 2001, minority interests relate to Orange SA and its subsidiary for an amount of €4,204 million, to the Equant/Global One group for €1,532 million and to Wanadoo for €1,507 million.

21. SHAREHOLDERS' EQUITY

At December 31, 2002, the share capital of France Telecom amounts to €4,760,634,896, and comprises 1,190,158,724 ordinary shares of par value €4. For the year ended December 31, 2002, the weighted average number of ordinary shares in circulation amounted to 1,085,071,591 shares and the weighted average number of ordinary and dilutive shares amounted to 1,158,941,420 shares. The "FT law" provides notably that the French State remains the majority shareholder. The State owns 56.45% of France Telecom's share capital at December 31, 2002.

Changes in share capital

In 2002, France Telecom:

- increased its share capital through the issuance of 33,687,956 new shares with par value of €4 representing €134.8 million, in order to partially distribute the 2001 dividend in the form of shares including 98,677 new shares representing the payment made by the shareholders. The premium attached to each share issued amounted to €15.7, and totaled €527.6 million;

- made a share capital increase reserved to employees for 2,298,125 shares to which is added the 2,381,416 shares issued free to subscribers, i.e. a total of 4,679,541 new shares of €4 nominal for an amount of €18.7 million. The premium on issue amounted to €33.8 million after employer contribution and discount linked to shares issued free to subscribers;

- as part of the same operation, repurchased 2,160,593 shares from the Fonds Commun de Placement d'Entreprise for a price equal to the subscription price of the new shares fixed at €22.85, and then cancelled 2,040,716 shares. The corresponding reduction in share capital and premium amounted to €8.1 million and €38.5 million respectively.

In 2001, there were no operations on share capital.

Instruments giving access to share capital

In 1998 and 2001, convertible notes were issued for a total amount of €5.5 billion (see Note 13). The maximum number of shares to issue upon conversion or exchange is respectively 25.4 million and 48.5 million.

Through the powers vested in it by the general meeting of May 28, 2002, the Board of Directors had the authority for 26 months from this date, to issue shares or instruments giving access to France Telecom share capital. In 2002, the authorizations have been used in the share increase reserved to employees set out above. The General Meeting of February 25, 2003 gave new authorizations in place of this (see Note 30) and authorized the issue of perpetual bonds redeemable into shares (see Notes 18 and 30).

Own shares

At the general meeting held on May 28, 2002, the company's shareholders authorized the Board of Directors for 18 months from this date to purchase France Telecom shares representing up to 10% of the capital.

At December 31, 2002, France Telecom held 98.4 million of its own shares, for a gross amount of €9,977 million, representing 8.26 % of the share capital. (At December 31, 2001 France Telecom held 48.5 million of its own shares, for a gross amount of €5,002 million, representing 4.2% of the share capital).

During 2002:

- Acquisitions of own shares amount to 51.9 million shares for an average price of €96.79. They result from the purchase on March 25, 2002 for €4.973 billion of the remaining shares held by Vodafone and the repurchase on July 31, 2002 as part of the share capital increase reserved to employees for €49.4 million (see above).

- no own shares have been divested.

- put and call options exchanged between France Telecom and Deutsche Telekom, relating to 20.5 million France Telecom shares, were cancelled in June 2002 at the request of Deutsche Telekom, the shares having been sold directly on the market.

- after these transactions France Telecom has no off balance sheet commitment related to own shares.

During 2001:

- Acquisitions of own shares amounted to 64.6 million shares at an average price of €103.37, resulting mainly from two purchases in March 2001 concerning 64.1 million shares from Vodafone for an amount of €6.65 billion.

- Divestiture of own shares amounted to 31.5 million shares at an average price of €56.71, including the contribution to the SITA foundation of 30.9 million shares for the acquisition of Equant (see Note 3). The result of these sales was offset against consolidated reserves for an amount of €1,271 million, net of tax (€778 million).

Dividends

The total dividend distributed for 2001 amounts to €1,056 million of which €660 million was distributed in the form of shares (see above). The cash payment was made on July 8, 2002.

Other movements in shareholders' equity

In 2002, the other movements in shareholders' equity amounting to €(780) million relate mainly to:

- €(320) million depreciation of the revaluation of Wind Infostrada formerly taken to shareholders' equity (see Note 7)

- €(243) million of share in revaluation of the assets and liabilities of TP to fair value at April 1, 2002, on the first lot of TP shares (see Note 3);

- €(198) million corresponding to the tax related to dividends distributed (see Note 26).

Foreign currency translation adjustment

The exchange rate movement of €(4,152) million relates primarily to the exchange rate movement on goodwill for €(2,733) million and on investments and reserves for €(1,419) million.

Shareholders' equity in the single company accounts of France Telecom SA

At December 31, 2002, the shareholders' equity in the single company accounts of France Telecom SA amount to €8.6 billion after the loss at December 31, 2002 of €(24.4) billion.

22. SEGMENT INFORMATION

France Telecom presents its segments as follows:

- The "Orange" segment includes worldwide mobile telephony services, in France and the United Kingdom, as contributed to Orange SA in 2000, including Orange plc from its date of acquisition by France Telecom.

- The "Wanadoo" segment includes Internet Access, Portals, e-Merchant, Directories and Application Service Provider (ASP) activities contributed in 2000 to Wanadoo SA.

- The "Fixed line, voice and data services—France" segment mainly includes the activities within France as an operator of fixed telephony and data transmission.

- The "International voice and data services" segment includes the same activities outside France (notably Equant since its acquisition at the end of June 2001 and TP Group since its full consolidation in April 2002).

France Telecom segments may evolve in 2003 to reflect changes in its internal organization or in future, along with France Telecom's strategic choices.

France Telecom evaluates the performance of its segments and allocates its resources based on their contribution to group cash flow, determined notably on the basis of operating income before depreciation and amortization, (defined as operating income before amortization and depreciation including impairment losses of long lived assets and before amortization of actuarial adjustments in the early retirement plan) and on the basis of their investments.

The "Elimination and other items" column includes inter-segment transaction eliminations and other non-material reconciling items to France Telecom financial statements.

The table below sets out main operating indicators per segment for years ended December 31, 2002, 2001 and 2000:

(in millions of euros) except for employees	Orange	Wanadoo	Fixed line, voice and data services— France	International voice and data services	Eliminations and other	Total France Telecom
At December 31, 2002						
Total sales[3]	17,085	2,075	22,379	9,806	(4,715)	46,630
Network sales[4]	15,488					
Operating income/ (loss) before depreciation and amortization[5]	5,146	90	7,387	2,312	(18)	14,917
Depreciation and amortization	(2,364)	(96)	(3,229)	(2,103)	(118)	(7,910)
Operating income	2,782	(6)	3,959	209	(136)	6,808
Purchase of tangible and intangible assets						
• UMTS licenses	88	—	—	46	—	134
• excluding UMTS licenses	3,281	108	2,101	2,038	(87)	7,441
Average number of employees[2]	30,876	6,761	128,643	73,865	—	240,145
At December 31, 2001						
Total sales[3]	15,087	1,563	23,231(1)	7,382	(4,237)	43,026
Network sales[4]	13,434					
Operating income/ (loss) before depreciation and amortization[5]	3,288	(64)	7,902	1,165	29	12,320
Depreciation and amortization	(1,848)	(89)	(3,445)	(1,415)	(113)	(6,910)
Operating income	1,440	(153)	4,247	(250)	(84)	5,200
Purchase of tangible and intangible assets						
• UMTS licenses	873					873
• excluding UMTS licenses	3,356	111	2,718	1,906	—	8,091
Average number of employees[2]	29,970	6,588	133,752	35,874		206,184

(in millions of euros) except for employees	Orange	Wanadoo	Fixed line, voice and data services—France	International voice and data services	Eliminations and other	Total France Telecom
At December 31, 2000						
Total sales[3]	9,025	1,111	20,793(1)	5,936	(3,191)	33,674
Network sales[4]	7,815					
Operating income/ (loss) before depreciation and amortization[5]	1,668	(67)	8,142	1,044	20	10,807
Depreciation and amortization	(1,035)	(62)	(3,516)	(1,073)	(40)	(5,726)
Operating income	633	(129)	4,401	(29)	(20)	4,856
Purchase of tangible and intangible assets						
• UMTS licenses	7,068					7,068
• excluding UMTS licenses	2,449	96	2,363	2,339	(2)	7,245
Average number of employees[2]	17,163	4,662	138,854	28,187		188,866

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[1] From January 1, 2001, sales for the fixed-line activity of France Telecom includes income from fixed-line to mobile calls invoiced to fixed-line subscribers.

[2] Average full time equivalents.

[3] Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.

[4] Orange network sales represents sales (voice, data and SMS) generated by the use of the mobile network and including both traffic generated by Orange's own subscribers and that generated by other operators. It represents the most relevant recurring revenue for mobile activity and is directly correlated to the performance indicators.

[5] Operating income before depreciation and amortization, representing operating income before amortization and depreciation including impairment losses of long lived assets and before amortization of actuarial adjustments in the early retirement plan, (previously entitled "special items, net").

In 2001, the "International voice and data services" segment includes Equant for the last six months (see Note 3). On a scope comparable to 2002 (pro forma), the sales, operating income before depreciation and amortization[5], and operating income of the "International voice and data services" Orange segment for 2001 would have represented respectively €9,593 million, €1,611 million and €(180) million.

Sales, operating income before depreciation and amortization[5], and operating income of the Orange segment in 2000 includes Orange plc and its subsidiaries for 4 months. On a scope comparable to 2001 (pro forma), the sales, operating income before depreciation and amortization[5], and operating income of the Orange segment would have represented respectively €12,059 million, €1,765 million and €383 million for 2000.

Geographical breakdown

(in millions of euros)	Year ended December 31,		
	2002	**2001**	**2000**
Sales	**46,630**	**43,026**	**33,674**
France	27,403	27,626	24,986
Other	19,227	15,400	8,688
Fixed assets[1]	**54,679**	**49,917**	**50,912**
France [2]	18,733	20,431	22,171
Other	35,946	29,486	28,741

(1)   Tangible and intangible, excluding goodwill.
(2)   Includes all shared network structures, notably the European backbone.

23. PERSONNEL COSTS

(in millions of euros, except number of employees)	Year ended December 31,		
	2002	**2001**	**2000**
Average headcount[1] (full time equivalents)	240,145	206,184	188,866
Personnel costs [2]			
• Wages and salaries	7,535	6,889	5,993
• Social charges	2,705	2,593	2,406
Total	**10,240**	**9,482**	**8,399**

(1)   Of whom approximately 42% were French civil servants at December 31, 2002 and 51.6% at December 31, 2001.
(2)   Excluding early retirement plan for French civil servants and employee profit sharing.

The increase in average headcount in 2002 is notably linked to the full consolidation of TP Group (45,222 full time equivalents).

24. COMPENSATION OF THE BOARD OF DIRECTORS AND THE EXECUTIVE MANAGEMENT COMMITTEE

The aggregate gross amount of remuneration and benefits paid by France Telecom and the companies it controls to directors and members of the executive committee of France Telecom SA amounted to €7,729,997 in 2002. The directors of France Telecom do not receive any compensation for their services as directors other than reimbursement of expenses incidental to their attendance at Board of Directors meetings.

25. OTHER NON-OPERATING INCOME (EXPENSE), NET

Other non operating income (expense), net includes:

- At December 31, 2002, the charges of (i) €7,290 million relating to MobilCom of which €575 million mainly linked to the depreciation of shareholder advance made in the course of 2002 (see Note 18) (ii) €1,641 million relating to NTL (see Note 8), (iii) €285 million relating to NTL securities representing Noos shares (see Note 10) (iv) €1,627 million relating to Wind (€1,404 million for the group share, €223 million minority interests, see Note 7), (v) €490 million

relating to the restructuring costs within Orange (€423 million for the group share, €67 million minority interests) of which €252 million relate to the announced withdrawal from Sweden, (vi) €343 million (€244 million for the group share, €99 million minority interests) relating to the effect of the political and economic situation in Ivory Coast on the value of France Telecom's assets in the country (Orange Côte-d'Ivoire and CI Telcom), (vii) €571 million relating to the commitment to repurchase TP SA shares with Kulczyk Holding (see Notes 18 and 28).

- At December 31, 2001, (i) €5,910 million relate to NTL (see Note 8), (ii) €2,077 million relate to the provision for losses and charges on the Equant CVR (see Note 18) and (iii) € 1,393 million relate to MobilCom (€1,260 million for the group share, €133 million minority interests, see Notes 8 and 18).

- At December 31, 2000, (i) €892 million relate to NTL (ii) €1,773 million relate to the provision for approximately 13% of the share capital of Orange SA within the IPO of February 2001.

- as well as other non operating income and charges as follows:

	Year ended December 31		
(in millions of euros)	2002	2001	2000
Gain or loss on divestment	941	2,576	5,544
Dilution result	34	1,993	2,096
Other provision movements	(1,303)	(694)	(1,266)
Cost of sale of receivables [1]	(62)	(503)	—
Dividends received	18	262	255
Other	(230)	(158)	(7)
Total	**(602)**	**3,476**	**6,622**

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[1] Including in 2001; €419 million relating to sale of carry back receivables.

Gains and losses on divestment include mainly:

- in 2002: the result on divestment of the TDF sub group (€486 million—see Note 3), the result on divestment of the Panafon investment (€274 million—see Note 8), the result on divestment of the TPS investment (€177 million—see Note 3), and the result on divestment of CCIC following the unwinding of the off balance sheet contractual commitment—€(41) million for a total payment of €477 million;

- in 2001: the result of the divestments of investments in Sema Group plc (€401 million), Sprint Fon (€181 million) and FT1CI/STMicroelectronics (€1,068 million) as well as a gain of €482 million following the determination of the fair value of Global One in the context of the contribution of Global One to Equant; and the gain on divestment, net of costs, of €705 million relating to the office and mixed technical buildings sold to a consortium of investors in 2001;

- in 2000: the result on divestment of the investments in Telmex (€2,589 million), Deutsche Telekom (€1,841 million) and CCIC (€475 million).

Dilution results include:

- in 2002: the gain linked to the acquisition of eresMas for €35 million;

- in 2001: a gain of €1,086 million as part of the transactions in Indice Multimedia and Freeserve, as well as a gain of €934 million following the contribution of Infostrada to Wind (see Note 3);

- in 2000: principally the gain on dilution of Wanadoo amounting to €2,015 million at the time of the IPO.

Other movements in provision include notably:

- in 2002:

  provision of €212 million made relating to Dutchtone;

  provision of €192 million made relating to Uni2;

  provision of €145 million made relating to Intelig;

  provision of €132 million made relating to Connect Austria;

  provision of €52 million made relating to Casema;

- in 2001:

  a net reversal, for €396 million of the provision recorded at December 31, 2000 relating to the Equant/Global One operation;

  provision of €134 million made relating to TE.SA.M;

  provision made relating to certain non strategic foreign investments including €141 million relating to Intelig.

26. INCOME TAXES

France Telecom files a consolidated tax return for all French subsidiaries of which it owns 95% or more.

Following the Orange IPO in February 2001, Orange SA and its French subsidiaries have their own consolidated tax regime starting in 2002.

Following the Wanadoo IPO in July 2000, Wanadoo SA and its French subsidiaries have their own consolidated tax regime from 2001 onwards.

Income tax split between the groups of tax consolidation and for the other subsidiaries is as follows:

	Year ended December 31,	
Income (charge) (in millions of euros)	2002	2001
France Telecom SA tax group	(1,588)	3,861
Orange SA tax group	(531)	(594)
Wanadoo SA tax group	68	(26)
Other subsidiaries in France and abroad	(448)	(309)
Total tax	**(2,499)**	**2,932**

Income tax for the year is the result of the application of the forecast year-end effective tax rate on the result before tax at December 31, 2002. In France, deferred taxes are based on determined tax rates of 35.43% for 2002 and thereafter.

The significant decrease in the France Telecom SA share price in 2002, reflected in the statutory accounts by the recording of tax deductible provisions, as well as the NTL and MobilCom risks, lead to a significant increase in the losses carried forward within the France Telecom SA tax consolidation. This extends the forecast recovery date of deferred tax assets beyond the eight-year horizon used for the 2001 financial statements.

In this context, the application of the prudence concept, which prevails regarding the recognition of deferred tax assets for accounting purposes, has led to depreciation of the deferred tax assets generated in 2002 (€891 million) and to a depreciation allowance of €1,800 million against deferred taxes at December 31, 2001. The net deferred tax charge for the France Telecom SA tax group amounts to €1,602 million after taking into account the tax related to 2002 dividends (€198 million recorded in reserves).

France Telecom considers, on the basis of its budgets, strategic plans and financing plans reflecting the financial situation at December 31, 2002, that the deferred tax asset maintained in the balance sheet for France Telecom SA and the companies within its consolidated tax group will be able to be recovered through the existence of taxable income expected in the next eight years within its regularly profitable activity as a fixed line operator in France. Moreover, given these results and given the possibilities in France to carry forward indefinitely certain tax losses relating from depreciation charges, the share of the tax loss carry forwards which is not indefinitely carried forward should be completely used within the legal timeframe of five years, with the balance acquiring the status of losses indefinitely carried forward.

In 2001, France Telecom SA and its consolidated tax group recorded a significant tax loss resulting primarily from the effect of the Orange IPO and the transfer of France Telecom shares to SITA as part of the Equant acquisition. This tax loss enabled carry back receivables of €1,630 million and tax loss carry forwards of €2,231 million to be generated.

In December 2001, France Telecom sold to a financial institution the carry back receivables held on the French State including an amount of €1,111 million in exchange for bills which were cashed in 2002.

Income tax for the France Telecom SA consolidated tax group is as follows:

Income (charge) (in millions of euros)	Year ended December 31,	
	2002	2001
Carry-back	—	1,630
Other current tax	14	(26)
Deferred taxation for the year	1,089	3,007
Provision for depreciation and discounting of deferred taxes	(2,691)	(750)
Effective tax for the France Telecom SA tax group	**(1,588)**	**3,861**

France Telecom SA and its main French subsidiaries have been subject to a tax inspection for the years 1998 and 1999. The tax inspection is partly complete, and the reassessments relate mainly to tax timing differences. The companies concerned have made known their positions. France Telecom SA awaits a final decision from the tax authorities.

The net balance sheet position by tax group is detailed in the table below (deferred taxes are detailed by type of timing difference for the tax group France Telecom SA):

(in millions of euros)	At December 31, 2002	At December 31, 2001
Analysis of the France Telecom SA tax group:		
Early retirement plan	1,385	1,451
Impairment of long-lived assets	384	405
Non deductible provisions and reportable deficits	5,280	4,675
Other deferred tax assets	691	615
Tax depreciation and reglemented provisions	(338)	(289)
Other deferred tax liabilities	(120)	(455)
Deferred tax allowance and discounting	(3,472)	(785)
Sub-total FT SA tax group	**3,810**	**5,617**
Orange SA tax group	56	24
Wanadoo SA tax group	87	19
Other subsidiaries	(33)	107
Net deferred taxes of the group	**3,920**	**5,767**

This net position is presented as follows in the balance sheet:

(in millions of euros)	At December 31, 2002	At December 31, 2001
Net long term deferred tax assets	3,903	5,369
Net short term deferred tax assets	416	1,102
Net long term deferred tax liabilities	(312)	(330)
Net short term deferred tax liabilities	(87)	(374)
Total	**3,920**	**5,767**

Apart from the provision relating to the France Telecom SA tax consolidation, provisions for depreciation of deferred tax assets relate mainly to new subsidiaries or those operating in emerging markets for €4,030 million (€2,923 million at December 31, 2001).

27. RELATED PARTY TRANSACTIONS

Telecommunications services to French governmental authorities, which are one of France Telecom's largest customers, as well as those to its various regional and local authorities are provided at market prices. Subsequent to the separation of France Telecom and postal services (La Poste) in 1987 a number of transactions have subsisted relating particularly to personnel and shared properties.

The transactions and balances summarized below arose in the ordinary course of business between France Telecom and related parties (from 2002, Sprint is no longer considered as a related party):

Amounts receivable from related parties

	Year ended December 31,		
(in millions of euros)	2002	2001	2000
Related Party			
Sprint	—	20	20
La Poste	47	50	54
Satellite Organizations	128	92	28

Amounts payable to related parties

	Year ended December 31,		
(in millions of euros)	2002	2001	2000
Related Party			
Sprint	—	10	10
La Poste	36	30	31
Satellite Organizations	140	147	62

Significant transactions with related parties

		Income/(expenses or investments)		
(in millions of euros)		Year ended December 31,		
Related Party	**Nature of the transaction**	2002	2001	2000
La Poste	Personnel programs	—	—	(24)
	Commonly managed services	42	71	28
Satellite Organizations	Expenses	(120)	(248)	(169)
	Income	20	50	—
Sprint	Invoiced services	—	38	32
	Expenses	—	(7)	(14)

Moreover:

- specific agreements were reached in 2002 with MobilCom as part of the freeze of its UMTS activities (see Note 18), NTL as part of its restructuring plan (see Note 8), and Caisse des Dépôts as part of the TDF divestment (see Note 3),

- the State announced its intention to participate alongside private investors in a capital increase of France Telecom (see Note 16).

28. CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

Note 28.1 presents the contractual obligations contracted in the ordinary course of business. Note 28.2 presents the other off balance sheet commitments.

28.1 Contractual obligations and commercial commitments

(in millions of euros)	Note	Total	At December 31, 2002 Payments due by period			
			Before end 2003	Between 2004 and 2005	Between 2006 and 2007	2008 and beyond
Obligations reflected in the balance sheet						
Short term borrowings	15	10,490	10,490[1]	—	—	—
Long term borrowings	14	60,393	13,494	20,249	6,811	19,839
Of which convertible and exchangeable notes [2]	13	*11,192*	*3,082*	*8,110*	*0*	*0*
Of which capital leases	See below	*420*	*76*	*59*	*89*	*196*
Equant CVRs[3]	18	2,077	—	2,077	—	—
Early retirement plan	18	5,077	713	1,619	1,580	1,165
UMTS vendor financing	18	531	244	287	—	—
Total		**78,568**	**24,941**	**24,232**	**8,391**	**21,004**
Off balance sheet obligations						
Operating leases	See below	6,593	916	1,653	1,483	2,541
Commitments related to investments and to current supply of goods and services	See below					
TP Group Investment commitments		*4,066*	*1,039*	*1,286*	*1,741*	*4*
Investment commitments		*1,773*	*1,080*	*572*	*120*	*1*
Supply commitments		*3,749*	*1,886*	*890*	*414*	*559*
Total		**16,181**	**4,921**	**4,401**	**3,758**	**3,101**

(1) Including €3,750 million on the A tranche of the FT SA syndicated loan which matured in February 2003 (a new credit line of €5 billion maturing was put in place in February 2003, maturing in 2006); including €2,500 million on the B tranche of the FT SA syndicated credit line maturing February 2005; including €1,408 million maturing June 2004.

(2) Maximum amounts excluding assumptions as to conversion or exchange.

(3) As part of the Equant acquisition, France Telecom issued CVRs to certain beneficiaries. This commitment was, at December 2001, provided for for maximum risk (see Note 18).

Other commercial commitments			At December 31, 2002, Commitments by period			
(in millions of euros)	Note	Total	Before end 2003	Between 2004 and 2005	Between 2006 and 2007	2008 and beyond
Open credit lines [1]						
France Telecom SA credit lines	15	16,935	5,600[2]	11,335	—	—
TP SA credit lines	15	920	309	218	—	393
Orange credit lines	15	2,843	819	1,808	201	15
Guarantees given to third parties by France Telecom						
As part of operating activities [3]	See below	1,868	181	399	36	1,252
QTE leases	See below	1,907	—	—	—	1,907

(1) Maximum amount of the commitment received including amounts used also included in borrowings in the previous table.
(2) Including €5,000 million of FT SA syndicated credit line which matured in February 2003 (a new credit line of €5 billion maturing 2006 was put in place in February 2003).
(3) Amount excluding asset and liability warranties given as part of divestiture agreements.

28.1.1 Commitments related to investments

- **Off balance sheet commitments relating to purchases of network equipment, terminals and telecommunications connections**

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and into supply contracts with suppliers of terminals and other equipment.

- **Off balance sheet commitments related to network construction and operation**

In connection with the award of licenses, concession contracts or acquisition of businesses, France Telecom is committed to certain obligations, not included in the table above, imposed by administrative or regulatory authorities relating to network coverage, quality of service and tariffs. In some instances, France Telecom is required to provide comfort letters to financial institutions relating to bank guarantees given to relevant authorities.

Management believes that France Telecom has the ability to meet these obligations to administrative or regulatory authorities.

Moreover, in certain exceptional cases, France Telecom is committed to perform or to vote in favor of evaluated investment programs. In particular:

- As part of the acquisition of TP Group by the France Telecom / Kulczyk Holding consortium (see Note 3), France Telecom is committed to the Polish State to vote in favor of a pluriannual investment program between January 1, 2001 and December 31, 2007. At December 31, 2002, the amount remaining to invest by TP Group within this program amounts to €4,066 million.

- France Telecom (through its subsidiary FCR Vietnam) committed in July 1997 to VNPT, the Vietnamese fixed line telephony operator to ensure the service and installation of new telephone lines to Ho-Chi-Minh City. The residual amount of the contribution initially planned amounts to US$387 million. However, given the contractual adjustments relating to a minimum return rate and to the equipment usage rate, the amount remaining to invest should be between US$100 and 120 million. Moreover, discussions are in progress with VNPT which

should lead to an extension of the timeframe for the commitment (originally to July 2003), to 2007.

- On September 24, 2002, Orange France committed jointly with two other mobile telephony operators in France, to meet French government expectations of coverage of certain *"blanches"* zones (with no network coverage) as identified by the *Comité interministériel d'aménagement du territoire* (CIADT) on July 9, 2001, to cover 1,638 *communes*, which would represent deployment on approximately 1,250 sites. The definitive number and list of *communes* and sites for deployment and the precise conditions of application are not currently known.

28.1.2 Commitments related to leases

France Telecom leases land, buildings, equipment, vehicles and other items under lease agreements expiring at various dates during the next 12 years.

Moreover, as part of the divestment of part of its buildings (See Note 6), France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short term. Management expects that leases that expire may or may not be renewed or replaced by other leases in the normal course of business.

Rental expense under operating leases in the year ended December 31, 2002 amounts to €1,096 million including €197 million relating to the buildings divested as part of the real estate divestment program in 2001 (€831 million in 2001 and €473 million in 2000).

The table below shows future minimum lease payments due under non-cancelable capital and operating leases at December 31, 2002:

(in millions of euros)	Capital lease[1]	Operating lease[2]
2003	91	916
2004	51	848
2005	35	805
2006	34	766
2007	77	717
2008 and thereafter	237	2,541
Total minimum future lease payments	525	6,593
Less: interest payments	105	
Present value of minimum commitments	420	

(1)   Included in the borrowings set out in Note 14.
(2)   Including those contracted in relation to the sale of part of the real estate.

- **QTE Leases**

As part of cross-operation leases (QTE lease) with distinct third parties, France Telecom gave and took for hire certain telecommunications equipment. The crossed rental flow and France Telecom remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the above table. Of this remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is taken as income over the period of this guarantee. France Telecom

estimates that the risk of the guarantee being drawn upon, which amounts to €1,907 million at December 31, 2002 is negligible.

- **Orange in substance defeasance**

As part of the lease agreements concluded in 1995 and 1997, Orange plc has deposited amounts equal to the present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange plc's rental obligations. These funds, which totaled €1,157 million at December 31, 2002 (€1,247 million at December 31, 2001 and €1,221 million at December 31, 2000), together with the interest earned thereon, will be used to settle Orange plc's rental obligations under the leases.

These in substance early extinguishments of lease commitments result in the offset of the deposit amount and the capital lease obligation. Accordingly the related capital lease obligations are not shown in the above table. The operations result in a net credit which has been reflected in the consolidated balance sheet as deferred income that will be amortized to the statement of income over the lease term on a straight line basis. This includes a provision, based on management assessment of likely outcomes, for possible future costs arising from variation in interest rates or tax rates.

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, as well as third party insurance to cover the payments of a termination sum, which would replace the future rental payments under 1995 finance leases, should the deposit banks become insolvent. In respect of 1997 finance leases, the lessors bear the risk in the event of insolvency.

- **Second tranche of real estate sales**

(see Note 30)

28.1.3 Guaranties given in the ordinary course of business

The principal commitments of France Telecom for financial borrowings are set out in notes 14, 15 and 16.

In the ordinary course of business, the group gives certain guarantees of which the most significant at December 31, 2002 are as follows :

(i) Counter guarantees in favor of Enel, the majority shareholder of Wind, to cover its share of guarantees made by Enel to financial institutions as part of (i) the deferred payment of Wind's UMTS license and (ii) the annual payments by Wind to the Italian railways for the right to use the rail infrastructure for fixed line operations. The residual commitments of France Telecom under these guarantees amounts to €152 million at December 31, 2002. This amount represents Orange's share, i.e. 26.58% of the residual commitments of Wind expiring December 31, 2010.

(ii) Guarantees amounting to a maximum €49 million and €58 million respectively, which had been granted to equipment suppliers in connection with the rollout of BITCO's network in Thailand, were released in 2002. In February 2002, the Group and its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion granted to TA Orange Company Limited (and increased to THB 33 billion, i.e. €735 million, in November 2002). Under this agreement, Orange and its co-shareholders in BITCO have agreed to inject cash in TA Orange Company Limited up to a maximum amount of $175 million under limited circumstances (the main one being, in the event of a cash shortfall in that company). Moreover, the Thai authorities have expressed their intention to establish a fair competitive regime for the telecommunications industry and are taking steps in that direction. In the event of changes in the regulatory environment prevailing in Thailand, e.g. primarily through the conversion of the current concession into a license, and if this were combined with a cash shortfall in TA Orange Company Limited, Orange might incur additional funding commitments towards TA Orange

Company Limited. Those additional funding commitments would represent the incremental costs that could eventually be incurred by TA Orange Company Limited as a result of such regulatory changes, over and above the regulatory costs estimated as agreed with the lenders. Management considers, on the basis of information currently available, that this move towards liberalization is unlikely to have an adverse economic impact on TA Orange Company Limited.

(iii) Pursuant to a Shareholder Support Agreement, Orange is required to make a Shareholder Contribution available to Connect Austria Gesellschaft Für Telekommunikation GmbH, a 17.45% owned investment, up to a total maximum amount of €68 million, under certain limited circumstances with respect to a prospective breach or default under this company's Financing Agreements. Orange's commitment expires in 2009.

28.1.4 Asset or liability warranties

- **Sales of investments**

As part of the agreements between certain companies of the group and the acquirers of certain subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of non respect of certain declarations made at the time of divestment. Management believes that the risk of these warranties being called upon is unlikely or that the consequences of their being called upon is not significant with regard to France Telecom's results and financial situation. For these reasons, these guarantees are not presented in the table in Note 28.1.

- **Sale of TDF**

France Telecom has not contracted any obligation which could if necessary give rise to an increase in its commitment with the exception, as for the other shareholders, of a supplementary investment commitment, on a pro rata basis of its interest, in the form of convertible notes and warrants limited to €50 million. The shareholders' agreement concluded between France Telecom, the investment funds and Caisse des Dépôts gives control over Tower Participations SAS to the investment funds who in particular have the majority of representation in the supervisory board. The shareholders are committed, in the event of non respect of contractual provisions relating to the composition of the supervisory board or majority rules for the general meetings of Tower Participations SAS to pay on a pro rata basis a penalty of €400 million to the investment funds. Moreover, the shareholder agreement organizes the shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment (see Note 3).

- **Sale of carry back receivables**

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for the years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 26, France Telecom has accepted a normal clause relating to the existence of sold receivables to the credit institution and is committed to indemnify it for any error or inexactitude noted in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3 year period beyond June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

28.2 Other commitments

28.2.1 Off balance sheet commitments related to investment securities

(i) As part of the agreements between certain companies of the group and their partners within other subsidiaries or consortia, clauses relating to put or call options exist over shares held by partners as well as clauses relating to the transfer of such shares of which the most significant are:

- **TP SA**

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP SA at October 31,

2001. The consortium did not exercise, between January 1, 2002 and December 31, 2002 the call option over 2.5% of the capital of TP SA plus one share, which would have enabled it to become the majority shareholder of TP SA. Moreover, the consortium also holds a call option enabling it to acquire a further 10% of the capital of TP SA in the event that the Polish State were to offer TP SA shares, an option exercisable at the same price as that proposed to institutional investors within this offer. The shareholder agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares: (i) France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding; (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA (held through Tele-Invest) and its investment of 3.57% (held through Tele-Invest II) after July 2006 or earlier in the event of change of control or of violation of Kulczyk Holding's obligations, at a price equal to the higher of the acquisition cost plus accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its further investment of 3.57% between October 2003 and January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid; the banks who financed the purchase by Tele-Invest and Tele-Invest II, 100% subsidiaries of Kulczyk Holding, of TP SA shares can also demand, under certain conditions (notably the insolvency of Kulczyk Holding or default on certain of its financial commitments, non respect by France Telecom of certain financial ratios—see Note 16) that France Telecom takes possession of all the shares which the banks may hold as security (or their rights on these shares) at a price equal to the residual credit plus interest. The amount of this commitment amounts to approximately €1.9 billion at December 31, 2002.

The movement in the TP SA share price has lead France Telecom to record a provision for the difference between the commitment and the value in use of the TP SA shares to be received, i.e. a provision of €571 million in 2002 (of which €300 million in the first half of 2002) (see Notes 18 and 25).

If the Kulczyk Holding put option had been exercised at December 31, 2002, France Telecom's interest in TP SA would have increased from 33.93% to 47.50%. There would have been as a result an increase in goodwill of €1.3 billion, an increase in borrowings of €1.9 billion and a decrease in minority interest of €0.6 billion; the provision of €571 million at December 31, 2002 would have then represented a partial depreciation of the additional goodwill recognized on TP SA.

- **San Salvador CTE**

France Telecom sold in March 2000 24.5% of the shares which it held in the capital of Estel Co. LLC ("Estel") to Central America Communications LLC ("CAC"). In the context of this sale, France Telecom granted CAC a put option exercisable in case of default of CAC under the terms of the credit agreement between CAC and Citibank. The price varies between $134.8 million for all 490 CAC shares in Estel before September 16, 2003 latest falling to $101.1 million between September 17, 2003 and September 16, 2004, then $67.4 million between September 17, 2004 and September 16, 2005, and $33.7 million between September 15, 2005 and June 16, 2007.

- **Orange Dominicana**

Orange's co-shareholder has a put option, exercisable at any time during the month of January of each year between 2003 and 2007 at market value as appraised by an independent investment bank, whereby it can sell its 14% shareholding in this company. France Telecom assesses, on the best of its current knowledge, that the financial exposure of France Telecom relating to this commitment, is not significant.

- **TP Internet**

TP Internet, a 100% subsidiary of TP SA, has granted a put option on 2,235,002 million shares of the company Wirtualna Polska SA held by the other shareholders. This option allows them to sell to TP Internet their shares between June 1, 2005 and June 1, 2006 at a price of US$16.78 per share increased based on ratios relating to the number of unique users up to a maximum of US$66.40, i.e. a value of between €37 million and €146 million. The management of TP Internet has begun negotiations with the

minority shareholders of Wirtualna Polska in order to revise the method of evaluation of shares included in the put option agreement to reduce the cost of this commitment. These negotiations are not yet complete.

TP Internet has also granted a put option over 319,564 shares of the company Parkiet Media SA held by the other shareholders. This option enables them to sell their shares to TP Internet. It is exercisable for 50% of the shares in 2004 and 50% in 2005 at a price indexed on sales and the net result of Parkiet Media SA for the year preceding the exercise of the option. France Telecom does not consider itself exposed to a significant risk related to this option.

(ii) Moreover, France Telecom has agreed with its partners in some companies clauses for forced or optional transfer of shares whose first objective is to ensure the respect of the commitments by the parties and the resolution of situations of disagreement. Most of these clauses provide for the determination of a transfer price on the basis of market value, generally as fixed by an expert.

France Telecom considers that the start up status of many of the companies concerned gives a spread of values too large to be pertinent and that their publication would be prejudicial to France Telecom's interest in normal negotiations between the parties in the event of the transfer clauses being applied.

- **Wind**

The agreements governing relationships between the France Telecom group, Enel and Wind provide for the obligation for the France Telecom group and Enel to finance the development of Wind in the limit of a business plan approved by them. France Telecom holds an option to purchase a portion of the Wind shares held by Enel, sufficient to increase its equity interest in Wind to 76.6% of Enel's interest. This option can be exercised at any moment between July 31, 2003 and January 31, 2004 at market price as determined by investment banks or, if Wind is listed, a price fixed between a range of 15% over and below the IPO price of Wind plus 10%.

The market price for the purposes of these agreements is the price per share which a third party would pay to acquire all the shares on the basis of evaluations made by investment banks.

The agreements governing relationships between the France Telecom group, Enel and Wind give the France Telecom group certain rights over important decisions concerning Wind, and notably a qualified majority of 83% for the adoption of any decision in an Extraordinary General Meeting. The adoption by the Board of Directors of certain important decisions needs the favorable vote of at least one of the directors appointed by the France Telecom group. In the event of a deadlock on the Board of Directors over decisions needing a favorable vote of at least one of the directors named by the France Telecom group, after a mediation procedure, the decision is taken on the basis of an expert opinion. In the event of a deadlock in an Extraordinary General Meeting, over a decision needing a qualified majority, the party whose position is not met following a mediation and arbitrage procedure has a put option over all its shares at market price plus 25%.

Moreover, France Telecom also holds a put option of its Wind shares to Enel at market value (as defined by the agreements) exercisable at any moment in the event of a disagreement between France Telecom and Enel as to an action performed or a resolution adopted by the Board if France Telecom makes its disagreement known and the action is not revoked within a certain timeframe.

Call options are also planned in the event of a change in control of the shareholders. Finally, in the event of violation confirmed in an arbitration ruling, the non defaulting party has the right to purchase the shares of the defaulting party at market price.

- **Orange Slovensko**

The shareholder agreements which govern the relationships between Orange and its partners in Slovakia provide for the exercise of put and call options in the event of serious breach by one of the

shareholders or if the partners cannot reach an agreement on a major subject even after a process of mediation. These options are in general exercisable and market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the damages estimated to be paid to the other shareholders.

- **BITCO (Thailand)**

If one shareholder of that company claims that one of its co-shareholders has committed a material breach under the terms of the shareholders' agreement, and that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to buy the defaulting party's shares at 80% of market value or sell its own shares to the defaulting party at 120% of market value. An act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a telecommunications company to less than 50%, so Orange cannot effectively either exercise a call or be compelled to accept a put which would increase its present stake to 50% or above.

- **ECMS (Egypt)**

The shareholder agreements which govern relationships between France Telecom and Orascom provide for the exercise of put and call options in the event of a serious disagreement between the parties or put and call options in the event of change of control of one party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change in control of the shareholders, the exercise price corresponds to 115% of the market price. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom.

- **Sweden**

Orange's co-shareholders in 3G Infrastructure Services AB ("3Gis"), a joint venture jointly operated by Orange and two other operators in Sweden, have a call option on the interests held by Orange in 3Gis in the event of a breach by Orange of its financing obligations to 3Gis or if the UMTS license held by Orange Sverige AB is transferred to a third party. The exercise price is the nominal amount of the shares held by Orange Sverige AB in 3Gis. As a consequence of Orange's decision to withdraw from the Swedish market, Orange's interests in 3Gis were fully depreciated at December 31, 2002.

- **Denmark**

Wirefree Services Denmark A/S ("WSD") holds approximately 67.2% of Orange Holding A/S, which holds 100% of Orange A/S, the operating subsidiary in Denmark. In the event of a material default of WSD on its obligations, the agreement sets out that the other shareholders can force WSD to purchase their shares in Orange Holding at market value. In the event of a default by the other shareholders on their obligations, WSD and the non defaulting parties can purchase the shares of the defaulting shareholders at 75% of market value. Moreover, the shareholders have accepted, in view of a planned solvency ratio imposed by the Danish telecommunications agency in order to keep the telephony license, to make contributions to Orange Holding such as to maintain its shareholders' equity at a level which is satisfactory given these ratios.

- **Novis / Clixgest**

The shareholder agreement which governs relationships between Atlas Services Belgium ("Atlas") and Sonae, its partner in the companies Novis and Clixgest provide for the exercise of put or call options in the event of serious default by one of the shareholders. The call options can be exercised at market price less 20%. The contracts governing the put options provide that Sonae would be entitled to exercise its option at market price plus 20% whereas Atlas would be entitled to exercise its option at market price plus 40%, the difference in price being due to the control premium which Sonae benefits from.

28.2.2 Guarantees and endorsements

In the ordinary course of its business, France Telecom gives certain guarantees of which the most significant at December 31, 2002 are as follows:

(i) Shares and other assets owned by the Orange Group have been pledged to financial institutions in order to guarantee the repayment of bank loans and credit facilities contracted by the Group, amounting to €2,545 million (used portion) and totaling €3,043 million (total amount of the loans and facilities) at December 31, 2002. The main pledged assets relate to the following at December 31, 2002:

- Substantially all of Orange Holdings UK's and its subsidiaries's fixed assets,

- The business and substantially all the buildings owned by Mobistar SA,

- Orange's consolidated investments in Romania, Slovakia, Denmark, Botswana, Madagascar and Sweden (being exclusively the investment of Orange Sverige AB in 3Gis) and in its non consolidated subsidiary in Portugal.

(ii) As part of the sale of commercial receivables, described in Note 9, the shares subscribed by France Telecom in the Fonds Communs de Créances are no longer pledged to them since January 15, 2003.

(iii) As part of the swaps contracts, France Telecom may be required to deposit guarantees, of which the amount recorded at December 31, 2002 amounts to €359 million.

Management considers, to the best of its current knowledge that there are no existing commitments likely to have a significant impact on the current or future financial situation of France Telecom, other than those listed above.

29. LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal, and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, an allowance is recorded to provide for the lower end of the range.

With the exception of the procedures described hereafter, neither France Telecom nor its subsidiaries are parties to any hearing or arbitration procedure (and France Telecom is not aware of any procedure of this nature envisaged by government agencies or third parties) for which the management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its consolidated operating income, its activity or financial position.

Competition law

France Telecom is the subject of a certain number of claims made by competitors for alleged abuse of dominant position and anti-competitive behavior. With regard to the claims lodged for abuse of dominant position, the plaintiffs generally request the entire sanctions prescribed by law, including the cessation of anti-competitive practices, and fines from the competition authorities, and plaintiffs or other competitors may claim damages from the legal jurisdictions.

European Commission procedures and inquiries

- On November 26, 1996, the AOST association (regrouping British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Télécom and Scitor) made a claim in front of the European Commission alleging abuse of dominant position by France Telecom for its "modulance" offer. France Telecom considers that this procedure will not be continued. In the absence of formal inquiry proceedings, France Telecom considers that the three year timeframe is to be applied, even in the absence of a formal decision by the Council.

- On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position due to certain aspects of France Telecom's rate policy and, in particular, certain packages. Lyonnaise Cable joined the proceedings as plaintiff in February 1998. In 2000 and 2001, the European Commission requested factual information from France Telecom who provided this. Since this date, France Telecom is not aware of any other developments in this case.

- In December 2001, Wanadoo Interactive was informed by the European Commission of claims against the company's tariffs for the high speed internet services *Wanadoo ADSL* and *Pack X-Tense* throughout 2001. The Commission considers that the price policy of Wanadoo Interactive since the beginning of 2001 constitutes an abuse of dominant position. There was a hearing in front of the Commission on March 18, 2002. The European Commission continued its inquiry during 2002 and on August 9, 2002, delivered to Wanadoo Interactive a second series of complaints to which it replied in October 2002. The European Commission should return a decision in the first half of 2003. The outcome of this decision is currently uncertain.

Competition court procedures

- On November 1998, Numéricâble lodged a question with the *Conseil de la concurrence* concerning the determination of the fee paid to France Telecom for usage of cable networks for broadcasting. Numéricâble received temporary measures to fix the fee at December 1998 levels pending a decision of the substance of the case by the *Conseil de la concurrence*. The appeals made by France Telecom against this decision have been rejected. The investigation of the substance of the case has been undertaken by the *Conseil de la concurrence* but, given the time taken in the proceedings, no decision can be forthcoming before 2004.

- 9Telecom requested that the *Conseil de la concurrence* fine France Telecom for non respect of the decision of the *Conseil* of February 18, 2000, which ordered France Telecom to propose the operators an ADSL access offer enabling them to compete effectively both through the price and the nature of services offered. On July 16, 2001, the *Conseil de la concurrence* announced a halt in the procedure, to enable a full enquiry. This additional inquiry took place through hearings of France Telecom and Wanadoo Interactive in December 2001. Since this date, at the time of the printing of this document, there have been no legal proceedings.

- Under a decision on February 27, 2002, the *Conseil de la concurrence* ordered France Telecom to suspend commercialization of the ADSL of Wanadoo Interactive in its agencies until France Telecom provides to all internet access providers a computerized tool enabling mass handling of high speed internet access requests with France Telecom. In a decision of July 19, the *Conseil* noted that France Telecom had put the tool in place and consequently lifted the suspension of commercialization. Nevertheless, the substance of the procedure will be investigated. On January 20, 2003, the *Conseil de la concurrence* informed France Telecom of complaints regarding the commercialization of all of Wanadoo's offers in its agencies; France Telecom is accused of having financially advantaged its subsidiary, of having used derogatory practices and having used information to promote the commercialization of services of its subsidiary.

Civil procedures

- On April 16, 1997, the German court of appeal rendered an unfavorable verdict against Deutsche Telekom following the procedure brought about by British Telecommunications over the date of launch of Global One, of which France Telecom was a shareholder. The judgment was confirmed by appeal on June 16, 1998 and is currently at the German high court. British Telecommunications has not yet brought any claim for damages and therefore their amount cannot be determined at present.

- Group/address (previously called Filetech) has made several claims against France Telecom in France and in the United States concerning the use of France Telecom's directory data. The total damages

claimed by Group/address amounted to US$350 million. In a decision on September 10, 2002, the New York federal appeal court definitively rejected the claims of Group/address. Group/address also lodged a claim with the *Conseil de la Concurrence* for abuse of dominant position on the French market. France Telecom was condemned to pay a fine of FF 10 million and to give access to the directory data at request using a cost based tariff. France Telecom's appeal for cancellation of the verdict and its appeal to the High Court have been rejected. As part of a parallel procedure, the Paris court of appeal in a decision of June 13, 2001, decided to reopen the debate on the question of legal protection and of the cost of the directory database, and to commission an enquiry. This enquiry is still in progress. France Telecom considers that it has conformed with laws and regulations applicable to databases including the recommendations issued by the *Commission nationale informatique et des libertés* ("CNIL") and considers that the requests of Group/address are unfounded.

- France Telecom and Wanadoo Interactive were summoned at the beginning of 2002 to the Court of Nanterre following the liquidation of Mangoosta. The total claimed amounts to approximately €170 million, presented as an indemnity for an prejudice allegedly suffered by the company due to an abuse of dominant position by France Telecom and Wanadoo on the ADSL markets. France Telecom and Wanadoo consider that they have solid arguments in defense, but the outcome of this litigation cannot be determined with certainty.

- France Telecom has been summoned to the Commercial Court of Paris by Cegetel and 9Telecom who claim that France Telecom has applied an aggressive commercial policy of *"déprésélection"* aiming to attract customers of these operators to commit all their telephone traffic to France Telecom. In a judgment of January 15, 2003, the Commercial Court of Paris rejected almost all the request of Cegetel which claimed notably €54 million damages. The company 9Telecom claims for the same subject €36.7 million damages. France Telecom considers that it has solid arguments for its defense but the outcome of this litigation cannot be determined with certainty. Moreover, the ART had opened a sanction procedure for using interconnection data within this policy and charged France Telecom on November 22, 2002 to comply with the text of article D.99-6 of the Code des Postes et Télécommunications (prohibiting access to and use of interconnection data). No financial penalty has been issued against France Telecom by the ART.

State litigation

In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996 but considers that the action is without grounds for the period prior to this date. France Telecom has already set up a provision for an amount sufficient to cover the expense prior to July 29, 1996.

International arbitration

FTML and the Lebanese Ministry of Post and Telecommunications agreed in 1994 a Build, Operate and Transfer contract (BOT) for the construction and operation of a GSM mobile telephony network in the Lebanon. A similar contract was granted to the competitor Libancell. On June 14, 2001, the Lebanese government terminated in advance the BOT contract with FTML and that of its competitor. This cancellation took effect on August 31, 2002. From this date, according to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before this date, the Lebanese government had considered that the operators had not respected certain clauses in their BOT contract and had claimed penalties from them. FTML refused these allegations as part of an arbitration claim with the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI, made a deposition for a request for arbitration against the Lebanese government for illegal repossession, without prompt and adequate indemnity and without fair and equitable treatment. This claim was made in front of an ad hoc tribunal, constituted under the bilateral Franco-Lebanese convention for reciprocal protection of investments and in virtue of the arbitration rules of the Commission of the United Nations for International Commercial Rights (CUICR).

On December 14, 2002, FTML and the Lebanese government signed a contract over the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took

place on February 10, 2003, effective August 31, 2002. The transfer of ownership contract sets out moreover that all claims by the parties, including those already submitted to the ICC, will be submitted to and judged by the ad hoc arbitration tribunal to which FTML and FTMI had already submitted a claim. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a "Network Custody and Operation" contract in which it states that FTML will operate the network, on behalf of the State, from September 1, 2002 to January 31, 2003. On January 24, 2003, the contract was extended until the granting by the Lebanese government, following the procedure launched on December 20, 2002, of two mobile telephony licenses (through an auction process) or a management contract of one of the two existing networks (by tender). In any event, the "Network Custody and Operation" contract will end June 30, 2003.

As part of the arbitration procedure which ended February 10, 2003, FTML had evaluated at December 12, 2001 its claims against the Lebanese government at US $771,626,845, plus interest, under the assumption that the BOT contract ended December 31, 2010, the determination of the extension of the BOT contract due to pollution of frequencies being left to the appreciation of arbitration judges.

The Lebanese government had presented on July 1, 2002, in front of the same hearing, claims preliminarily estimated at US $840,411,552.

As part of the agreement reached in the transfer contract, all the claims of the parties, not limited to those already formulated before the arbitration tribunal, together with an updated calculation of their financial impact, will be submitted to and judged by an ad hoc tribunal meeting both in virtue of the Franco-Lebanese convention for mutual encouragement and protection of investments and the CUICR arbitration rules, and to which FTML and FTMI have already submitted a claim.

Denmark

On July 13, 2000, France Telecom, Wirefree Services Denmark (100% subsidiary of Orange since December 29, 2000) and the minority shareholders of Orange Holding A/S (formerly Mobilix Holding A/S), reached an agreement (the "*Framework Agreement*") whereby it was agreed to transfer to a subsidiary structure all the consumer internet activity of Orange A/S (100% subsidiary of Orange Holding A/S), and to contribute this new entity to Wanadoo, in exchange for Wanadoo shares on the basis of their Premier Marché IPO price i.e. €19 per share. The minority shareholders and Wirefree Services Denmark now hold respectively 32.8% and 67.2% of Orange Holding A/S. This agreement was not however implemented since France Telecom subsequently made considerable changes to its organization, given the constitution of the Orange group. Given these difficulties, France Telecom wishing to respect its obligation vis-a-vis the minority shareholder of Mobilix Holding, formulated alternative proposals which they did not agree with. On December 22, 2000, an arbitration request was made against France Telecom, Wirefree Services Denmark and Orange at the International Chamber of Commerce, in accordance with the Framework Agreement. The minority shareholders request the strict application of the Framework Agreement and the payment of approximately €118 million plus interest. Hearings in front of the Arbitration Tribunal took place in Brussels between September 2 and 9, 2002. The Arbitration Tribunal is in principal to render its sentence in the beginning of 2003. France Telecom has accepted to indemnify Wirefree Services Denmark for all potential losses.

DPTG / TP SA

TP SA and Danish Great Northern Telegraph Company (DPTG) signed in 1991 a contract for the construction of a fiber optic network in Poland, with revenues to be split between the parties. A disagreement exists between the parties as to the bases for calculating this split, and an arbitration procedure was commenced in June 2001 by DPTG against TP SA for €280 million. This claim is provided for in the accounts of TP SA at December 31, 2002, at the level which the company considers likely it will have to pay. The outcome of this procedure cannot be determined at present.

30. SUBSEQUENT EVENTS

Second tranche of real estate sale

On June 25, 2002, France Telecom reached an agreement over the sale of 457 assets for €510 million. On January 31, 2003, the sales deeds were signed for 193 assets for €206 million received the same day. The agreement provides for the signing of the other sales deeds before May 31, 2003 for approximately €304 million.

Casema

Following the decision by Liberty Media to withdraw from discussions relating to the purchase of Casema Holding B.V., the third operator of cable television in The Netherlands, after the announcement by The Netherlands competition authorities of their intention to move to phase 2 to examine the transaction, France Telecom continued discussions with other potential acquirers, which on January 28, 2003 resulted in the sale of 100% of Casema to a consortium of financial investors composed of Carlyle, Providence Equity and GMT Communications Partners. The transaction values the company at an enterprise value of €665 million.

The cash amount paid on this transaction was allocated partly to the repayment of the bank borrowings which amounted to €163 million with the remainder, €502 million allocated to repayment of shareholder advances made by France Telecom to Casema.

Recent loans

As part of its Euro Medium Term Notes (EMTN) program of €30 billion, renewed on October 10, 2002, France Telecom in January and February 2003 issued notes for €6.4 billion (see Note 14).

France Telecom signed on February 6, 2003 a new syndicated credit line for three years for an amount of €5 billion. This new line replaces the A tranche of €5 billion of the syndicated loan of €15 billion of February 2002, France Telecom having chosen not to take the option of renewing this tranche. The B tranche of €10 billion of the February 2002 syndicated loan maturing February 2005 remains in place (see Note 14).

NTL

On January 10, 2003, NTL, the American cable operator in Europe, announced that it had completed its restructuring plan, within the voluntary bankruptcy filing under Chapter 11 of the American bankruptcy laws, with the New York bankruptcy court (see Notes 8 and 10).

Eutelsat

France Telecom SA concluded on February 4, 2003 with Eurazeo an agreement over the sale of its investment (23.1%) in Eutelsat to a holding company created for this purpose, and majority controlled by Eurazeo. This transaction remains subject notably to the approval of the related regulatory authorities. It does not undermine the commercial contracts signed with Eutelsat by the France Telecom group and its subsidiaries in the course of their ordinary activities.

The amount of the transaction values the shareholders' equity of Eutelsat at €1.93 billion and France Telecom SA's share (23.1%) at €447 million. France Telecom will reinvest approximately €70 million in the holding company, to hold 20%. Given the reinvestment of France Telecom in the holding company, the net cash to be received by France Telecom on this transaction will amount to approximately €370 million.

The date of this operation is planned for the second quarter of 2003.

European Commission Inquiry

On January 30, 2003, the European Commission decided to open a formal investigation concerning the shareholder advance in anticipation of a capital increase which was announced by the State on December 4, 2002 in the context of its participation in France Telecom's action plan; on this date the State announced that it would participate in a capital increase alongside private investors, and that it was willing if needed and if requested by the company to provide its participation earlier via a shareholder advance.

The investigation also covers the specific business tax regime that stems from the historical status of France Telecom. Until 2002, France Telecom benefited from a special regime, paying its local taxes not to local authorities but directly to the State and to the *Fond national de péréquation de la taxe professionnelle* (FNPTP). The 2003 finance bill sets out that France Telecom will pay these taxes according to common law for taxes due for 2003.

The Commission does not exclude that the different measures being investigated may have given an advantage to the company constituting State aid.

France Telecom considers that the State participation in its capacity as majority shareholder in the action plan of the company is that of an advised investor and does not therefore constitute State aid. France Telecom also considers that the regime of business tax applied to it previously on an exceptional basis does not constitute State aid.

The opening of this normal procedure does not prejudice the final decision of the Commission.

Shareholder General Meeting of February 25, 2003

During the Shareholder General Meeting of February 25, 2003, the shareholders authorized the Board of Directors to issue perpetual bonds redeemable into shares of France Telecom, reserved to the banks and equipment suppliers of MobilCom (See note 18.1) :

- For a maximum nominal amount of €4,844,837,080.00 for the issue reserved to the members of the banking syndicate
- For a maximum nominal amount of €1,255,505,360.00 for the issue reserved to the two equipment suppliers.

Each share will be reimbursable in a number of shares to be issued by France Telecom such that the amount for France Telecom will be equal to €47 per share for €4 nominal (subject to the adjustments necessary to preserve the rights of the shareholders according to law).

During the same General Meeting, the shareholders notably also gave the Board of Directors the authorization for a duration of twenty-six months to issue, with or without a reserved issue, ordinary shares or financial instruments giving access to such shares, for a maximum nominal share capital increase of €30 billion (see Note 21).

Cancellation of own shares

Given the legal obligation to maintain the State's share in the capital of France Telecom above 50% on a fully diluted basis, the Board of Directors of February 25, 2003 decided to cancel 3 million own shares held prior to the issuance of the TDIRA authorized by the shareholders' meeting of February 25, 2003.

Issue of perpetual bonds redeemable into shares (TDIRA)

On March 3, 2003 France Telecom issued perpetual bonds redeemable into shares ("TDIRA") for € 6,072,940,500 of which €4,820,931,000 for the banking syndicate and €1,252,009,500 for Nokia and Ericsson, in accordance with the MC Settlement (see Note 18.1).

These TDIRA bear interest at an initial rate of 7% for the first 7 years and Euribor plus 3% thereafter. These two rates may be reduced to 6.5% and 3 month Euribor plus 2.5% if, amongst other conditions, the rating of France Telecom is improved by two notches compared to its current rating. France Telecom may defer payment of a coupon as long as the General Meeting has not voted a distribution of dividends or the Board of Directors decided an interim dividend for the 12 months prior to coupon payment. These deferred interest amounts will bear interest at 12 month Euribor until they are paid. Such deferred interest must be fully paid, with interest, at the date of payment of the coupon following any decision to distribute dividends or interim dividends or to repurchase shares.

This interest will be recorded each year in the statement of Income. The known interest or capitalized interest with deferred payment will be presented as a liability outside the caption "non refundable funds and assimilated".

The board of directors of France Telecom has not proposed the payment of any dividends for 2002.

The TDIRA are reimbursable in new shares of France Telecom for parity of 300 shares per TDIRA of €14,100 nominal. This rate will be adjusted to preserve the rights of holders, in accordance with the law. Moreover, for the first seven years the rate of reimbursement of TDIRA allocated to the banking syndicate will be adjusted to neutralize distributions of dividends, if such distributions have not already been adjusted.

The TDIRA have been listed on the *Premier Marché* (international section) of Euronext and a note with the visa with a warning of the *Commission des Opérations de Bourse* was issued on February 24, 2003 under n° 03-092. The initial subscribers have committed not to divest their TDIRA for a period which will expire 6 months following any France Telecom share capital increase open to the public and in any case latest June 30, 2004.

31 . LIST OF CONSOLIDATED COMPANIES AND AFFILIATES AT DECEMBER 31, 2002

The main changes in consolidation scope in 2002 are set out in notes 3 and 7.

Orange Segment
Fully consolidated companies

Company	Interest	Control	Country
Orange SA	86.29	86.29	France
Ananova	86.29	100.00	England
Orange plc	86.29	100.00	England
Orange Cellular Services	86.29	100.00	England
Orange Mobile Data	86.29	100.00	England
Orange Paging (UK)	86.29	100.00	England
Orange Personal Communications Services	86.29	100.00	England
Orange Retail	86.29	100.00	England
Orange Holdings and its subsidiaries	86.29	100.00	England
Orange Holdings (UK)	86.29	100.00	England
Orange Overseas Holdings n°2 and its subsidiaries	86.29	100.00	England
Orange 3G	86.29	100.00	England
The Point Communications	86.29	100.00	England
Orange Int. Developments	86.29	100.00	Bahamas
Wirefree Services Belgium	86.29	100.00	Belgium
Mobistar Corporate Solutions	43.83	100.00	Belgium
Mobistar	43.83	50.79	Belgium
Mobistar Affiliates	43.83	100.00	Belgium
Vista Cellular	44.01	51.00	Botswana

Company	Interest	Control	Country
Orange Cameroun	90.40	100.00	Cameroon
Orange Côte d'Ivoire	73.35	85.00	Ivory Coast
Orange A/S	58.01	100.00	Denmark
Orange Holding A/S	58.01	67.23	Denmark
Orange World Services	86.29	100.00	Denmark
Wirefree Services Denmark	86.29	100.00	Denmark
Orange Services	86.29	100.00	United States
Orange World	86.29	100.00	United States
Wildfire Communications	86.29	100.00	United States
Inventmobile	78.72	100.00	France
Mobile et Permission	86.31	100.00	France
Mobile Internet for Business	86.31	100.00	France
Orange Caraïbes	86.29	100.00	France
Orange Distribution	86.31	100.00	France
Orange France	86.31	100.00	France
Orange Réunion	86.31	100.00	France
Orange Réunion Invest	86.31	100.00	France
Orange Promotions	86.31	100.00	France
Orange International SAS	86.29	100.00	France
Orange Supports & Consulting	86.31	100.00	France
Rapp 6	86.31	100.00	France
Telsea	53.81	75.50	Mauritius
Société Malgache de Mobiles	35.46	65.90	Madagascar
Castle Worldwide Finance	86.29	100.00	The Netherlands
Dutchtone	86.29	100.00	The Netherlands
Dutchtone Retail	86.29	100.00	The Netherlands
Orange International BV	86.29	100.00	The Netherlands
Orange Dominicana	74.21	86.00	Dominican Republic
Orange Romania (MobilRom)	58.52	67.81	Romania
Orange Ocean	86.29	100.00	United Kingdom
Orange Slovensko	55.12	63.88	Slovakia
Orange Sverige	86.29	100.00	Sweden
Orange Communications SA ("OCH")	86.29	100.00	Switzerland
Proportionally consolidated companies			
MobiNil for Telecommunications	61.48	71.25	Egypt
Egyptian Company for Mobile Services (ECMS)	31.37	71.25	Egypt
MMEA	30.14	71.25	Egypt
MobiNil Invest	31.37	71.25	Egypt
Darty France Télécom	43.16	50.00	France
Fidecall	43.16	50.00	France
Rann BV	43.15	50.00	The Netherlands
3G Infrastructure Services	28.76	33.33	Sweden
Equity accounted companies			
NewsTakes (in liquidation)	21.57	25.00	United States
Wind Telecomunicazioni	22.93	26.58	Italy
Book2eat.com (in liquidation)	35.13	41.74	England
Bangkok Inter Teletech Company (BITCO)	42.28	49.00	Thailand
TA Orange Company	42.20	48.91	Thailand

Company	Interest	Control	Country
Wanadoo Segment			
Fully consolidated companies			
Wanadoo SA	71.13	71.13	France
Wanadoo Belgique	71.13	100.00	Belgium
Wanadoo International	71.13	100.00	Belgium
Activos Mass Market	71.13	100.00	Spain
Autocity Network	68.53	96.34	Spain
Canary Guide	71.13	100.00	Spain
Click Viajes	71.13	100.00	Spain
eresMas Inc.	71.13	100.00	Spain
IP Multimedia	71.13	100.00	Spain
Latin Red	71.13	100.00	Spain
QDQ Media (ex Indice Multimedia)	70.46	99.06	Spain
Rincon del Vago	64.01	89.99	Spain
Wanadoo España	71.13	100.00	Spain
eresMas	71.13	100.00	United States
FIT Production	71.13	100.00	France
Kompass France	71.13	100.00	France
Marcopoly	71.13	100.00	France
Nordnet	71.13	100.00	France
Pages Jaunes	71.13	100.00	France
Wanadoo Data	71.13	100.00	France
Wanadoo Edition	71.13	100.00	France
Wanadoo E-Merchant	71.13	100.00	France
Wanadoo Interactive	71.13	100.00	France
Wanadoo Portails	71.13	100.00	France
Freeserve Servicos de Internet	71.13	100.00	Madeira
Maroc Connect	69.63	97.88	Morocco
Kompass Nederland	71.13	100.00	The Netherlands
Wanadoo Nederland	71.13	100.00	The Netherlands
Freeserve holding	71.13	100.00	United Kingdom
Babyworld.com	71.13	100.00	United Kingdom
Freeserve.com	71.13	100.00	United Kingdom
Freeserve Auctions	62.49	87.85	United Kingdom
Intracus	71.13	100.00	United Kingdom
Freeserve Investment	71.13	100.00	United Kingdom
F3B Property Company	71.13	100.00	United Kingdom
Equity accounted companies			
Europortal Jumpy	35.57	50.00	Spain
Eurodirectory	35.57	50.00	France
Fixed line voice and data services—France Segment			
Fully consolidated companies			
Almerys	64.00	64.00	France
ATP Egora	100.00	100.00	France
Alwino	100.00	100.00	France
Cogecom	100.00	100.00	France
CV2F	100.00	100.00	France
CVF	89.00	89.00	France
Etrali SA	100.00	100.00	France
Expertel Consulting	100.00	100.00	France

Company	Interest	Control	Country
Expertel FM	100.00	100.00	France
France Telecom EGT	100.00	100.00	France
FT Câble	99.80	100.00	France
FT Câble Atlantique	99.80	100.00	France
FT e-business	100.00	100.00	France
FT Encaissements	100.00	100.00	France
FT Immo	100.00	100.00	France
FT Immo Gestion	100.00	100.00	France
FT Immo Holding	100.00	100.00	France
FT Immo Investissement	100.00	100.00	France
FT Multimédia 2	100.00	100.00	France
FT Technologie Investissement	100.00	100.00	France
FT Terminaux	100.00	100.00	France
FT Transmissions Audiovisuelles	100.00	100.00	France
GIE Innovacom	92.49	100.00	France
Globecast France	100.00	100.00	France
Globecast Reportages	100.00	100.00	France
Immobilière FT	100.00	100.00	France
Innovacom SA	100.00	100.00	France
Intelmatique	100.00	100.00	France
Internet Telecom	100.00	100.00	France
NEDFI	51.61	51.61	France
Rapp 26	100.00	100.00	France
Rapp Fin 1	100.00	100.00	France
Régie T France	100.00	100.00	France
Resocom Services	100.00	100.00	France
Setib	99.99	99.99	France
SFET	100.00	100.00	France
Telinvest and its subsidiaries	100.00	100.00	France
Transpac	100.00	100.00	France
Viaccess	100.00	100.00	France
W-HA	100.00	100.00	France
Wanadoo Services Pro	100.00	100.00	France
Equity accounted companies			
CNTP	33.99	33.99	France
Tower Participations SAS and its subsidiaries	36.20	36.20	France
International voice and data services Segment			
Fully consolidated companies			
Equant NV and its subsidiaries[(1)]	54.17	54.17	The Netherlands
TPSA	33.93	47.50	Poland
PTK Centertel	56.39	100.00	Poland
TP Internet Group	33.93	100.00	Poland
TP Invest Group	33.93	100.00	Poland
Incenti	17.30	51.00	Poland
ORE	33.93	100.00	Poland
Etrali Allemagne	100.00	100.00	Germany
FT Deutschland GmbH	100.00	100.00	Germany
FTMSC Gmbh	100.00	100.00	Germany
Financiera	100.00	100.00	Argentina
Sofrecom Consultora	100.00	100.00	Argentina
Atlas Services Belgium	100.00	100.00	Belgium

Company	Interest	Control	Country
Mobinvest	77.66	90.00	Belgium
FT Network Services Canada	100.00	100.00	Canada
CI-Telcom	45.90	51.00	Ivory Coast
Atlas Services Denmark	100.00	100.00	Denmark
Menatel	47.00	47.00	Egypt
Catalana	75.00	75.00	Spain
Etrali Espagne	100.00	100.00	Spain
Uni2	100.00	100.00	Spain
Estel	51.00	51.00	United States
Etrali North America	100.00	100.00	United States
FCR America	100.00	100.00	United States
FT Corporate Solution	100.00	100.00	United States
FTLD USA	100.00	100.00	United States
FT Participations US	100.00	100.00	United States
FTP Holding	100.00	100.00	United States
Globecast N.A	100.00	100.00	United States
Atrium 3	100.00	100.00	France
E2CS	100.00	100.00	France
France Câbles et Radio	100.00	100.00	France
FT/FCR Sénégal	100.00	100.00	France
FCR Côte d'Ivoire	90.00	90.00	France
FT Développement International	100.00	100.00	France
FTFI	100.00	100.00	France
FT Marine	100.00	100.00	France
FT Mobiles International	100.00	100.00	France
FTMSC SA	100.00	100.00	France
FT Services	100.00	100.00	France
Rapp 10	100.00	100.00	France
Sofrecom	100.00	100.00	France
TD Com	100.00	100.00	France
Cablenet	20.81	80.00	Guatemala
Etrali HK	100.00	100.00	Hong Kong
FT Network Services Hong Kong	100.00	100.00	Hong Kong
Rincom	100.00	100.00	Mauritius
Chamarel Marine Services	100.00	100.00	Mauritius
Global One Communication Operations	100.00	100.00	Ireland
Global One Communication	100.00	100.00	Ireland
World Operations Etrali SRL	100.00	100.00	Italy
Etrali KK	100.00	100.00	Japan
FTLD Japan	100.00	100.00	Japan
JIT CO	88.00	88.00	Jordan
FTM Liban	67.00	67.00	Lebanon
Ikatel	37.85	89.41	Mali
Régie T Mexico	75.00	75.00	Mexico
Voxtel	53.28	54.90	Moldavia
FT Network Services Norway	100.00	100.00	Norway
Casema	86.00	100.00	The Netherlands
Dutchtone Group	86.00	86.00	The Netherlands
FT Services Nederland	100.00	100.00	The Netherlands
Global One Communications Services	100.00	100.00	The Netherlands
Glocall	100.00	100.00	The Netherlands
Newsforceand its subsidiaries	100.00	100.00	The Netherlands

Company	Interest	Control	Country
TFN	100.00	100.00	The Netherlands
FT Network Services UK	100.00	100.00	United Kingdom
FTMAN UK	100.00	100.00	United Kingdom
Etrali UK	100.00	100.00	United Kingdom
FT Participations UK	100.00	100.00	United Kingdom
GlobeCast N.E	100.00	100.00	United Kingdom
CTE	26.01	51.00	El Salvador
CTE Telecom Personal	26.01	100.00	El Salvador
Publicom	22.47	51.00	El Salvador
Publitel	26.01	100.00	El Salvador
Telecom ODA	44.06	100.00	El Salvador
Sonatel	42.33	42.33	Senegal
Sonatel Mobiles	42.33	100.00	Senegal
Etrali Singapore PTE	100.00	100.00	Singapore
FT Network Services Singapour	100.00	100.00	Singapore
FT Network Services Sweden	100.00	100.00	Sweden
Etrali Suisse	100.00	100.00	Switzerland
FT Network Services Switzerland	100.00	100.00	Switzerland
Global One Swiss Sales	100.00	100.00	Switzerland
FCR Vietnam PTE	74.00	74.00	Vietnam
Proportionally consolidated companies			
DT-FT Italian Holding GmbH	50.00	50.00	Germany
GlobeCast España S.L.	50.72	50.72	Spain
Cell Plus	40.00	40.00	Mauritius
Telecom Mauritius	40.00	40.00	Mauritius
Telecom Plus	58.00	70.00	Mauritius
Mobilecom	35.20	40.00	Jordan
JTC	35.20	40.00	Jordan
Equity accounted companies			
Nortel Inversora	25.52	33.90	Argentina
Publicom	13.97	33.90	Argentina
Telecom Argentina	13.97	33.90	Argentina
Telecom Personal	13.97	33.90	Argentina
Nucleo	9.43	33.90	Paraguay
Intelig	25.00	25.00	Brazil
Eutelsat	23.89	25.42	France
Tahiti Nui Telecom	34.00	34.00	France
Clix	43.33	43.33	Portugal
Novis	43.33	43.33	Portugal

(1)   Including Radianz, equity accounted for 49%

32. SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present supplemental disclosures required under US GAAP and SEC regulations applicable to France Telecom.

Convenience translation

The financial information expressed in US dollars is presented solely for the convenience of the reader and is translated from Euro at the Noon Buying rate in New York on December 31, 2002, which was €0.9537 for each US dollar. No representation is made that the Euro amounts could have been, or could be, converted to US dollars at that rate on December 31, 2002 or at any other rate.

Computation of operating income before depreciation and amortization

Operating income before depreciation and amortization is computed as the sum of operating income before amortization and depreciation and impairment losses of long lived assets, and before amortization of actuarial adjustments in the early retirement plan, previously included in "special items, net". Operating income before depreciation and amortization is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or any other statement of income or cash flow statement data prepared in accordance with US GAAP, or a measure of profitability or liquidity. Operating income before depreciation and amortization may not be indicative of the historical operating results of France Telecom; nor is it meant to be predictive of potential results. Because all companies do not calculate operating income before depreciation and amortization identically, the presentation of operating income before depreciation and amortization contained in these financial statements of France Telecom may not be comparable to similarly entitled measures of other companies in accordance with US GAAP.

32A. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES AND FRANCE

The Consolidated Financial Statements of France Telecom have been prepared in accordance with French accounting principles that differ in certain respects from generally accepted accounting principles in the United States. The most significant differences are generated by consolidation rules, the measurement of fair value, the measurement and impairment of goodwill, transfers of financial assets, and timing differences in the recognition of certain gains and losses. The principal differences between French GAAP and US GAAP as they relate to France Telecom are discussed in further detail below.

Stock-based compensation   *(A)*

As noted in Note 19 to these consolidated financial statements, certain France Telecom subsidiaries (Equant, Orange and Wanadoo) have various stock-based compensation plans.

In accordance with French GAAP, France Telecom does not record any compensation charges when stock options are granted. If France Telecom's subsidiaries issue new shares to satisfy the exercise of the options, then the difference between the par value and the exercise price is recorded as an addition to additional paid-in capital. If France Telecom's subsidiaries repurchase shares on the open market or issues shares held in treasury, then the difference between the repurchase price of the shares and the exercise price of the option is recorded as a compensation charge in the consolidated statement of operations. In the second half of 2000, France Telecom recorded a provision for the financing of the Orange SA shares which France Telecom committed to have released under a Restricted Share Plan ("RSP") to key employees of Orange plc who are still serving Orange on the first, second and third anniversary of Orange plc's acquisition.

Under US GAAP, prior to January 1, 2002, France Telecom accounted for those stock-based compensation plans under the recognition and measurement provisions of APB 25, *Accounting for Stock Issued to Employees*. Accordingly, stock-based employee compensation cost recorded prior to 2002 was based on the intrinsic value (the excess of the market price of the underlying common stock at the date of grant over the exercise price of the option), and recognized over the vesting period. Compensation cost

under the Restricted Share Plan ("RSP") discussed above is also recognized over the vesting period, and as a result, as of December 31, 2002 deferred compensation charges relating to the RSP plan amounting to €30 million is recorded in the shareholders' equity reconciliation to US GAAP.

Effective January 1, 2002, France Telecom adopted the fair value recognition provisions of SFAS 123, *Accounting for Stock-Based Compensation.* Under the modified prospective method of adoption selected by France Telecom under the provisions of SFAS 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of Statement 123 been applied from its original effective date. Results for prior years have not been restated. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	For the years ended December 31,			
(In millions, except per share data)	2000	2001	2002	2002
	€	€	€	$
Net income (loss), as reported, US GAAP	5,131	(19,278)	(33,556)	(35,183)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	—	37	115	121
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(15)	(96)	(115)	(121)
Pro forma net income (loss), US GAAP	5,116	(19,337)	(33,556)	(35,183)
Earnings per share:				
Basic—as reported	4.67	(16.96)	(30.46)	(31.94)
Basic—pro forma	4.66	(17.01)	(30.46)	(31.94)
Diluted—as reported	4.60	(16.96)	(30.46)	(31.94)
Diluted—pro forma	4.58	(17.01)	(30.46)	(31.94)

The weighted-average fair values at date of grant for France Telecom's subsidiaries common stock options granted during 2000, 2001 and 2002 were €12.25, €3.54 and €2.79, respectively, and were estimated using the Black-Scholes option-pricing model. The weighted-average risk-free interest rates applied for 2000, 2001, and 2002 were 6.28%, 4.70% and 4.25%, respectively. The following weighted-average assumptions were applied for 2000, 2001, and 2002, respectively: (i) expected volatility rates of 60.0%, 36.6% and 45.2%, (ii) expected lives of 6.6 years in 2000, 4.9 years in 2001, and 4.8 years in 2002, and (iii) expected dividend yields of 0% for all periods presented.

Business combinations

The following details differences between French and US GAAP in relation to business combinations.

The accounting for goodwill differs from French to US GAAP for various reasons which include but are not limited to the following: (i) a different measurement date used in valuing the securities issued in purchase transactions: typically under US GAAP the date of the signed agreement and under French GAAP the date of the closing, (ii) the recognition in purchase accounting under US GAAP of deferred tax in connection with certain intangible assets such as brand names, trademarks or customers lists, which increases the amount of goodwill under US GAAP, (iii) the inclusion of certain put and call arrangements considered as contingent consideration under French GAAP and recorded as an equity transaction under US GAAP, (iv) the amortization of goodwill which is required under French GAAP but ceased under US GAAP upon adoption of SFAS 142 *Goodwill and Other Intangible Assets,* and (v) the measurement of goodwill impairment.

Accounting for goodwill—non amortization and impairment **(B)**

France Telecom adopted SFAS 141 *Business Combinations* which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001. France Telecom has not made any significant business combinations (as defined under US GAAP) after June 30, 2001.

Effective January 1, 2002, France Telecom adopted SFAS 142, *Goodwill and Other Intangible Assets*. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, and requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Amortization periods for intangible assets with finite lives are no longer limited to 40 years. Our tradenames are considered as indefinite-lived assets, as defined in SFAS 142, and therefore are not subject to amortization beginning in January 2002. Additionally, changes in the useful lives of intangible assets with finite lives as well as reclassifications from or to goodwill, combined with the effect of stopping amortization of goodwill as of the date of adoption, have resulted in an approximate impact on operations of €2.6 billion (€2.3 billion relating to goodwill, and €0.3 billion relating to other intangibles) before tax, and before impairment of goodwill, for the twelve months ended December 31, 2002.

SFAS 142 requires that goodwill and intangible assets of consolidated entities with indefinite useful lives be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step screens for potential impairment, while the second step measures the amount of impairment, if any, by comparing the fair value of the reporting units to their carrying values. In preparation for the adoption of Statement 142, France Telecom had performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on those tests, no significant impairment was recorded at January 1, 2002 as a cumulative effect of change in accounting principle.

France Telecom identified the following reporting units, which contain the most significant portions of the outstanding balance of goodwill: Orange, Equant, Wanadoo-Internet, and Wanadoo-Directories. As required under SFAS 142, France Telecom estimates fair value for Orange and Equant using the quoted market prices adjusted for an appropriate "control premium". For Wanadoo-Internet and Wanadoo-Directories, the fair value is based on market comparables. Due to the decreasing trends in the reporting units' stock prices in the first half of 2002, France Telecom performed interim goodwill impairment tests on the Orange and Equant reporting units as of June 30, 2002 and recognized significant goodwill impairment charges totaling €20.8 billion or €(18.87) loss per basic and diluted share, in connection with SFAS 142 due to the considerable decrease in the reporting units' market values. France Telecom performed the annual goodwill impairment tests for the Orange, Wanadoo—Internet, and Wanadoo—Directories reporting units as of November 30, 2002. Based on those tests, France Telecom recorded no additional goodwill impairment charges. The application of this new accounting principle, subsequent to its first application on January 1, 2002, has resulted in material differences between net income and shareholders' deficit presented under US GAAP and those presented under French GAAP, according to which France Telecom's individual and consolidated accounts are prepared as required by French law.

Under French GAAP, and as noted in Note 4 to these consolidated financial statements, France Telecom recorded goodwill impairment charges totaling approximately €0.9 billion relating to Orange Communications SA which is part of the Orange reporting unit as of December 31, 2002. Given that under US GAAP, the Orange reporting unit goodwill is reviewed for impairment under SFAS 142 which resulted in a €19.7 billion impairment charge recorded during the first half of 2002, France Telecom reversed, for reconciliation purposes to US GAAP, the €0.9 billion goodwill impairment charge recorded under French GAAP.

Under French and US GAAP, also as noted in Note 4 to these consolidated financial statements, France Telecom recorded goodwill impairment charges totaling approximately €0.1 billion relating to its

investment in JTC-Jordan as of December 31, 2002. That impairment is reflected in the "Impairment losses" line item in the goodwill table below under the column "other".

The carrying values of goodwill under US GAAP for the reporting units noted above are as follows:

(€ in billions)	Orange	Equant	Wanadoo—Internet	Wanadoo—Directories	Other	Total
Balance as of January 1, 2002	29.5	1.2	2.7	0.6	1.3	35.3
Goodwill acquired during year	—	—	0.3	—	—	0.3
Impairment losses	(19.7)	(1.1)	—	—	(0.1)	(20.9)
Other	0.2	—	—	—	(0.6)	(0.4)
Currency translation effect on goodwill	(1.7)	(0.1)	(0.1)	—	(0.1)	(2.0)
Balance as of December 31, 2002	8.3	—	2.9	0.6	0.5	12.3

The above goodwill amounts relating to non-euro operations reflect the translation to the Euro. There will be no further requirement to perform the annual goodwill impairment test for the Equant reporting unit given that all its goodwill has been written-off.

Amortization of intangible assets   **(C)**

Under French GAAP, certain acquired intangible assets such as brand names, trademarks and customer relationships are not amortized.

As mentioned above, under US GAAP, brand names and trademarks with indefinite lives are no longer amortized, beginning on January 1, 2002. The major intangible assets held and amortized are customer relationships (average life of 5 years) and licenses. Licenses currently in use are amortized over an average life of 15 years, whereas licenses in preparation for use (representing approximately 86% of all licenses), are not currently amortized.

The following table presents the impact of SFAS 142 on net income (loss) and on earnings (loss) per share had the standard been in effect for the years ended December 31, 2000 and 2001.

	Year ended December 31,		
	---	---	---
(In millions, except per share data)	2000	2001[1]	2002
	€	€	€
Reported net income (loss) as adjusted for US GAAP	5,131	(19,278)	(33,556)
Add back amortization, net of tax:			
Goodwill (net of minority interest)	1,102	2,831	—
Equity method excess basis	114	2,394	—
Trademarks	80	178	—
Workforce	2	24	—
Net income (loss) as adjusted for US GAAP, after amortization add-back	6,429	(13,851)	(33,556)
Basic earnings (loss) per share:			
Reported net income (loss), adjusted for US GAAP	4.67	(16.96)	(30.46)
Goodwill (net of minority interest)	1.00	2.49	—
Equity method excess basis	0.11	2.11	—
Trademarks	0.07	0.16	—
Workforce	—	0.02	—
Net income (loss) as adjusted for US GAAP, after amortization add-back	5.85	(12.18)	(30.46)
Diluted earnings (loss) per share:			
Reported net income (loss), adjusted for US GAAP	4.60	(16.96)	(30.46)
Goodwill (net of minority interest)	0.99	2.49	—
Equity method excess basis	0.10	2.11	—
Trademarks	0.07	0.16	—
Workforce	—	0.02	—
Net income (loss) as adjusted for US GAAP, after amortization add-back	5.76	(12.18)	(30.46)

[1] In the column above, Equant's goodwill impairment recorded in 2001 in accordance with SFAS 121 is not added back.

Step acquisitions **(D)**

Under French GAAP, an additional interest in an equity method investment triggers a revaluation of the historical investment prior to the acquisition of this additional interest on the basis of the fair value of the net assets of the equity investee at the time the additional interest is acquired. This revaluation is recorded through equity.

Under US GAAP, the interest's historical carrying value prior to the acquisition of the additional interest remains unchanged.

Adjustment on Orange plc acquisition cost **(E)**

Under French GAAP, the settlement of the put and call arrangement with Vodaphone on February 28, 2001, has been reflected as contingent consideration and the purchase price of Orange plc has been reduced accordingly.

Under US GAAP, the settlement of the put and call arrangement is considered as an equity transaction and accordingly, there is no adjustment to the purchase price of Orange plc.

Orange IPO loss **(F)**

As required under French GAAP, France Telecom recorded in the second half of 2000 an allowance for the loss which was to be incurred in February 2001 as a result of the initial public offering of Orange.

Under US GAAP, the loss incurred as a result of Orange IPO has been reflected in the first half of 2001 when the shares of Orange were disposed of to investors. The loss differs from that recognized under French GAAP due to the higher carrying value of the investment in Orange plc under US GAAP (principally due to the Orange plc acquisition cost difference noted above).

Purchase of additional Orange shares held by E.On

Under French GAAP, upon settlement of the E.On put option on shares of Orange SA in June 2002, France Telecom recorded the additional investment in Orange at the amount of consideration paid.

Under US GAAP, the additional investment in Orange SA was recorded at market value upon settlement of the E.On put option. The put option had been accounted for at fair value under SFAS 133 (see Note *L*).

Sale of a partial interest in Global One   *(G)*

Under French GAAP, France Telecom provided in the second half of 2000 for an estimated loss on the contemplated sale of a minority interest in Global One, a subsidiary of France Telecom, in connection with the planned acquisition of Equant. This provision was subsequently reversed upon the consummation of the transaction on June 29, 2001.

Under US GAAP, the result on the transaction was recognized on June 29, 2001 at the time the contribution of Global One to Equant as part of the acquisition of Equant was consummated.

Acquisition of Freeserve   *(H)*

Under French GAAP, the value of the Wanadoo shares issued to Freeserve's shareholders was derived from the weighted average price of Wanadoo shares during the exchange period, which occurred in February 2001.

Under US GAAP, the first date on which the number of Freeserve shares becomes fixed without subsequent revision is the measurement date. Since the ratio of exchange was fixed at the date the agreement was signed (December 6, 2000), a period of several days before and after such agreement was signed was used to measure the value of the Freeserve shares. Consequently under US GAAP, the resulting cost of acquisition, goodwill, and gain from the sale of the newly issued Wanadoo shares were higher as compared to French GAAP.

Equant—CVR and impairment of long-lived assets   *(I)*

Accounting for CVR

Under French GAAP, in the determination of the purchase price, no value is ascribed to the Contingent Value Right ("CVR") until the CVR is eventually paid. However, as described in Note 3 to the December 31, 2001 consolidated financial statements, given movements in CVR market values in 2001 and early 2002, France Telecom considered that the probable payment of the CVR would not be recoverable based on the value in use of the Equant investment as derived from its business plan and consequently recorded a provision of €2,077 million at December 31, 2001, representing the maximum payment to be made by France Telecom at maturity.

Under US GAAP, the value ascribed to the CVR is part of the purchase consideration and was determined at the date the agreement was signed (November 19, 2000) using an option-pricing model. Any subsequent changes to the value of the CVR are reflected in earnings. France Telecom reversed the provision noted above under French GAAP since the CVR's changes in value since November 19, 2000 have been reflected in earnings. An additional €234 million charge related to changes in the value of the CVR was recognized under US GAAP for the year ended December 31, 2002.

Accounting for long-lived assets

Under French GAAP, as of December 31, 2001 France Telecom reviewed the recoverability of long-lived assets of Equant in accordance with the method described in Note 2 to these consolidated financial statements. That review did not cause an impairment on tangible and intangible assets to be recorded under French GAAP. As of December 31, 2001, considering the difference between the net book value of Equant's long-lived assets which was materially higher under US GAAP than under French GAAP, mainly due to the amount attributable to the CVRs and the higher value for the France Telecom shares contributed to SITA, an impairment review of Equant long-lived assets had been carried out in accordance with US GAAP. That review resulted in an impairment write-down based on Equant's market value at December 31, 2001 amounting to €7,940 million.

Under French GAAP, and as noted in Note 4 to these consolidated financial statements, France Telecom recorded impairment charges as of December 31, 2002 for the write-down of goodwill and other long-lived assets totaling €4,244 million relating to its investment in Equant. Given that under US GAAP, Equant's long-lived assets had been written down in 2001, for reconciliation purposes to US GAAP, France Telecom reversed the €4,244 million impairment charge recorded under French GAAP.

Sale of TDF *(J)*

Under French GAAP, as described in Note 3 to these consolidated financial statements, a €486 million gain was recognized to the extent of the 63.8% ownership interest in TDF disposed of. 36.2% of the total gain on the sale of TDF was deferred, as a result of the simultaneous investment by France Telecom in Tower Participation SAS, TDF's new parent company.

Under US GAAP, to the extent of the sale to CDC, a party under common control with France Telecom, a €350 million gain was recognized through equity as additional paid-in capital, and the related investment in Tower Participation SAS was carried over from TDF's historical carrying value. To the extent of the sale to third parties, a €495 million pre-tax gain was recognized.

Investment in NTL *(K)*

Under French GAAP, France Telecom's investment in NTL ordinary shares, preferred shares and convertible notes had been written down to zero by additional provisions recorded in 2002 amounting to €1.7 billion.

Under US GAAP, France Telecom's investment in NTL's common shares was carried under the equity method. As of December 31, 2001, given the amount of NTL's accumulated net losses, all NTL common shares, convertible notes, and preferred shares held by France Telecom and by financial institutions (which were parties to put and call options with France Telecom) had been fully provided for in 2001, in order of seniority by the excess equity losses incurred. Consequently, given that no additional obligations existed, no additional losses were required to be recorded in 2002 under US GAAP relating to the NTL investment, and the €1.7 billion provision recorded under French GAAP, as noted above, was reversed for US GAAP purposes. As a result, no resulting reconciling item remains in the reconciliation of shareholders' equity to US GAAP as of December 31, 2002.

Financial instruments

Derivative Instruments and Hedging Activities *(L)*

The French GAAP accounting for derivative and hedging instruments is disclosed in Note 2 to these consolidated financial statements.

Under US GAAP, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings. If the derivative is designated as a fair value hedge, the changes in

the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income ("OCI") and are recognized in the income statements when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The adoption of SFAS 133 on January 1, 2001, resulted in a cumulative reduction to income before tax of €46 million (resulting in an increase to income of €23 million after tax) and a cumulative reduction of OCI before tax of €164 million (€160 million after tax). The reduction of earnings before tax was mostly attributable to derivatives embedded in certain debt instruments and to losses related to derivative instruments not designated as hedging instruments. The reduction of OCI was mostly attributable to cash flow hedges of forecasted issuance of fixed rate debt and to swap contracts used to hedge variable-rate borrowings.

Since a €70 million unrealized loss related to available-for-sale securities hedges was recorded in OCI prior to SFAS 133 adoption, total accumulated OCI comprises of accumulated losses before tax in the amount of €234 million as of January 1, 2001.

For the year ended December 31, 2001, excluding the transition adjustment noted above, France Telecom recorded a profit before tax of €141 million (€60 million after tax) pursuant to the provisions of SFAS 133, comprising:

- €29 million profit mostly relating to exchange gains incurred in connection with debt instruments denominated in foreign currencies. Those instruments, designated under French GAAP as foreign currency hedges of certain investments held by France Telecom, do not qualify as hedges under the provisions of SFAS 133;

- €74 million profit which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of the ineffectiveness of certain derivative instruments designated as hedges under SFAS 133; and

- €38 million profit including the fair value of the put & call options held by E.On on Orange shares (102.7 million shares).

For the year ended December 31, 2002, France Telecom recorded a profit before tax of €179 million (€40 million after tax) pursuant to the provisions of SFAS 133, comprising:

- €65 million profit mostly relating to exchange gains incurred in connection with debt instruments denominated in foreign currencies. Those instruments, designated under French GAAP as foreign currency hedges of certain investments held by France Telecom, do not qualify as hedges under the provisions of SFAS 133;

- €511 million gain which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of accounting for certain embedded derivatives under SFAS 133; and

- €397 million loss from settlement of the put & call options held by E.On on Orange shares (102.7 million shares).

For the years ended December 31, 2001, excluding the transition adjustment noted above, and December 31, 2002, France Telecom recorded an increase in OCI of €105 million (€69 million after tax), and a decrease in OCI of €12 million (€11 million after tax), respectively, comprising of changes in fair values of instruments designated as cash flow hedges and the impact of reallocating certain foreign currency hedges.

As of December 31, 2001 and 2002, total accumulated OCI comprising of accumulated losses before tax relating to derivative instruments on hedging activities amounted to €129 million and €141 million, respectively (€82 million and €93 million accumulated losses after tax, respectively). France Telecom estimates that €41 million of net derivative losses included in OCI as of December 31, 2002 will be reclassified into earnings within the next twelve months.

As of December 31, 2001 and 2002, derivative instruments recorded as assets at fair value totaled €1,112 million and €433 million, respectively, while derivative instruments recorded as liabilities at fair value totaled €1,410 million and €1,844 million, respectively.

Valuation of marketable securities and investment securities   **(M)**

In accordance with French GAAP, France Telecom's policy is to value marketable securities, on a portfolio basis, at the lower of aggregated cost and market value. Investment securities are stated at cost and an allowance is recorded when recoverable value, based upon management's analysis of the specific nature of each investment, appears to be permanently less than carrying value. Allowances can be subsequently reversed if the value in use of the investment increases. Unrealized gains on marketable securities and investment securities are not recognized.

Under US GAAP (SFAS 115), marketable securities and investment securities are divided into three categories: trading (used as part of a company's cash management activities), held-to-maturity (company has positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). For the third category, to which substantially all France Telecom's investment and marketable securities belong, unrealized gains and unrealized losses, measured by comparison with the market value, that are temporary are recorded as a separate component of shareholders' equity. Unrealized losses that are other than temporary are charged to income and any write-down is considered permanent. The remainder of France Telecom's marketable securities belong to the first category, trading securities, which are recorded at market value, and adjustments to market value are recorded in earnings. Valuations for publicly traded marketable securities and investment securities must be conducted by comparison with the market value as of the reporting period end. France Telecom has no held-to-maturity securities.

Investment in Wind   **(N)**

As noted in Notes 7 and 25 to these consolidated financial statements, a provision of €1,324 million relating to its investment in Wind Infostrada was recorded through income under French GAAP as of December 31, 2002.

Under US GAAP given that the carrying value of the investment in Wind Infostrada was higher than under French GAAP, an additional €61 million impairment charge was recorded for US GAAP purposes.

Transactions in foreign currencies and related financial instruments   **(O)**

At period-end, foreign currency denominated monetary balances, except for those effectively hedged by currency swap agreements, are translated using closing rates of exchange. Under French GAAP, unrealized exchange losses related to debt denominated in foreign currency that effectively hedge restricted securities are deferred in other current liabilities. Under US GAAP, these unrealized exchange losses are recognized in expense.

Debt issuance costs   **(P)**

Effective January 1, 2000, France Telecom changed its method of accounting for issuance costs of debt instruments. Debt issuance costs are capitalized and expensed over the life of the related debt instruments, whereas they were previously charged to interest expense in the year the debt instruments were issued. This accounting method conforms to the accounting treatment required under US GAAP. The net effect of the accounting change on prior periods amounted to €50 million and has been reflected as an adjustment to 2000 earnings in the US GAAP reconciliation.

Transfers of financial assets

Sale of carry back   **(Q)**

Under French GAAP, France Telecom sold its 2000 and 2001 anticipated carry back receivables to a bank. This transaction was recognized as a transfer of financial asset.

Under US GAAP, such transaction does not meet all the requirements for a transfer of financial asset and was accounted for as a secured borrowing.

Defeasance of finance leases

Under French GAAP, deposits and lease obligations recognized under the defeased leases entered into by Orange in 1995, 1996 and 1999 have been netted.

Under US GAAP, such deposits and lease obligations are shown gross in the balance sheet.

CCIC

Under French GAAP, the 17.7 million CCIC shares sold to a financial institution are no longer reflected in the consolidated financial statements of France Telecom.

Under US GAAP, such transfer does not qualify for recognition as a sale of a financial asset and is reflected as a secured borrowing. Since that transaction was unwounded in the second half of 2002, no presentation difference remains at December 31, 2002.

Sale of future receivables from the French State

Under French GAAP, the compensation that France Telecom is entitled to receive as consideration for supplying services to the French State has been sold to a bank and an accrued liability reflecting future services was recognized. On December 31, 2002, as described in Note 2 to these consolidated financial statements, this transaction has been accounted for as a secured borrowing.

Under US GAAP, this transaction does not qualify as a sale of future revenues and accordingly is accounted for as a secured borrowing for all periods presented.

Sale and leaseback of real estate   *(R)*

Under French GAAP, as described in Note 6 to these consolidated financial statements, sales and leasebacks under operating leases of real estate properties (mainly office and technical buildings) have been reflected as disposals with a related net gain recorded as of December 31, 2001.

Under US GAAP, this transaction was not consummated in 2001 and consequently, no gain had been recognized as of December 31, 2001. During 2002, upon the legal transfer of property, those assets qualifying for sale-leaseback accounting under US GAAP (mainly office buildings) have been recorded as sales with the resulting gains deferred and amortized over the remaining operating lease terms. The transactions not qualifying for sale-leaseback accounting were recorded as financings.

Capitalization of interests—mobile telecommunication licenses   *(S)*

Effective January 1, 2000, France Telecom changed its method of accounting for interest costs incurred with tangible capital projects. Interest incurred in connection with capital projects is included in property, plant and equipment and depreciated over the lives of the related assets. The amount of interest capitalized is determined by reference to the average interest rates on outstanding borrowings. This accounting method conforms to the accounting treatment required under US GAAP. The net effect of the accounting change on prior periods amounted to €18 million and has been reflected as an adjustment to 2000 earnings in the US GAAP reconciliation.

Under French GAAP, interest costs incurred in connection with mobile telecommunication licenses such as UMTS licenses are expensed as incurred by France Telecom.

Under US GAAP, these interest costs are capitalized along with the interest costs related to other capital expenditures incurred in order for telecommunications networks to be ready for their intended use.

Adjustments relating to the 1996 quasi-reorganization and change of status *(T)*

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded at values determined in accordance with the Opening Balance Sheet jointly approved by the Telecommunications Ministry and the Ministry of the Economy and Finance rather than at historical cost, which is required by US GAAP. France Telecom has not been able to quantify the effect of the difference in this accounting treatment since, prior to France Telecom becoming a public sector operator effective January 1, 1991, sufficiently detailed historical-cost asset records were not maintained.

The enactment of the FT Law and the LRT which, amongst other developments in 1996, changed France Telecom's corporate status, liberalized the telecommunications industry and changed the legal status of assets previously classified as within the public domain, together with rapidly changing technology and a widespread decline in French real estate market values, led France Telecom to review the carrying values of its long-lived assets and resulted in the recognition of certain impairment losses. Under French GAAP, the estimation of undiscounted cash flows, compared with asset carrying values in order to ascertain the need for write-down, was made based upon asset groupings used by France Telecom to manage its operations.

Under US GAAP, effective December 31, 1996, France Telecom effected a quasi-reorganization for financial reporting purposes, which resulted in the write-down of certain property, plant and equipment, as well as, identifiable intangible assets, and the increase in the book value of debt instruments to fair value. In addition, France Telecom recorded provisions for the early retirement plan, and for post-retirement benefits. Those adjustments were recorded directly against additional paid-in capital, and continue to be reflected as a reconciling item on the French to US statement of shareholders' equity.

Deferred taxes *(U)*

For French GAAP purposes, deferred tax assets related to the France Telecom SA tax group in France have been recognized considering expected future taxable income over the next eight years. Additionally, consistent with French GAAP, France Telecom measured deferred tax balances on a present value basis.

Under US GAAP, measurement of deferred tax on a present value basis is not allowed and the related allowance has been reversed accordingly. Further, considering their specific timing of reversal and in compliance with US practice, certain deferred tax assets were provided for.

Consolidation methods

The principles covering the scope of consolidation under French GAAP are set forth in Note 2 to the consolidated financial statements. Under this policy, companies in which France Telecom and other shareholders have agreed to exercise joint control over significant financial operating policies are accounted for using the proportionate consolidation method.

For US GAAP purposes, majority-owned companies, based on voting rights directly or indirectly held, or companies that are controlled, based on voting or other rights directly or indirectly held, are fully consolidated, and less than majority-owned companies over which France Telecom is deemed to exercise significant influence (generally 20% or more owned), including those companies accounted for using the proportionate consolidation method under French GAAP, are included in the consolidated financial statements using the equity method.

This difference in accounting policy has no effect on either net income or shareholders' equity.

TP Group

Under French GAAP, and as noted in Note 3 to these consolidated financial statements, the TP Group (TP S.A. and its subsidiaries, or TPSA) was fully consolidated in the France Telecom financial statements beginning on April 1, 2002. France Telecom's share of the TP Group results, as noted in the table below, is primarily impacted by the goodwill amortization in French GAAP.

Under US GAAP, France Telecom's investment in TPSA (representing approximately 33.93% of TPSA's voting common stock) is accounted for as an equity investment under APB 18. France Telecom also holds a 34% investment directly in PTK, an entity held at 66% by TPSA and consolidated by TPSA.

The approximate effects on the reported France Telecom consolidated balance sheet, statement of income, and cash flows from consolidating TPSA are presented below (French GAAP).

(€ millions)	2002
Balance sheet data (as of December 31)	
Current assets	1,102
Long term assets	10,810
Current liabilities	1,720
Long term liabilities	3,550
Net assets	6,642
France Telecom's share of net assets (including equity method excess basis)	3,806
Statement of income data (from April 1 to December 31)	
Sales	3,471
Operating income	647
Financial charges	(236)
Net income before minority interest	129
France Telecom's share of net income (including equity method excess basis)	(24)
Statement of cash flows data (from April 1 to December 31)	
Cash flows provided by operating activities	1,080
Cash flows used in investing activities	(808)
Cash flows used in financing activities	(89)

The market value of France Telecom's investment in TP Group was approximately €1.5 billion as of December 31, 2002.

Telecom Argentina

Telecom Argentina was the most significant investment accounted for under the proportionate method. As discussed in Note 7 to these consolidated financial statements, beginning on December 21, 2001 Telecom Argentina was accounted for under the equity method. The approximate effects from using the proportionate method on the reported consolidated income and cash flows statements for the years ended December 31, 2000 and 2001 are presented below.

(€ millions)	2000	2001
Statement of income data		
Sales	1,818	1,792
Operating income	235	178
Financial charges	(128)	(126)
Net income (loss) before minority interest	79	(197)
France Telecom's share of net income (loss)	16	(204)
Statement of cash flows data		
Cash flows provided by operating activities	448	235
Cash flows used in investing activities	(330)	(252)
Cash flows used in financing activities	(123)	(16)

For the year ended December 31, 2002, the approximate effects on the consolidated financial statements from applying the proportionate consolidation method of accounting to other investments that would be accounted for under the equity method under US GAAP, have resulted in an impact on the French GAAP consolidated assets of €1,665 million (or 1.5%), operating income of €211 million (or 3.1%), and on operating cashflows of €350 million (or 2.9%).

Temporary equity   *(V)*

France Telecom shares held by Mannesmann-Vodafone were subject to put and call options, which were later replaced with repurchase agreements (see Note *E*). In addition, Deutsche Telekom held a put option on France Telecom shares requiring France Telecom to purchase back its own shares.

Under French GAAP, France Telecom shares issued are reflected in shareholders' equity, and the off balance sheet engagements disclosed in the footnotes. Under US GAAP, the amount at which the remaining shares are to be repurchased by France Telecom is presented separately from shareholders' equity as temporary equity.

As of December 31, 2002 there were no amounts classified as temporary equity, given that all agreements had been settled.

Earnings per share   *(W)*

Under French GAAP, when computing earnings per share (EPS), stock dividends are treated on a pro-rata basis similarly to capital increases.

Under US GAAP, the stock dividend issued in June 2002 is fully included in the computation of basic and diluted earnings (loss) per share. In addition, the basic and diluted earnings (loss) per share for the prior periods presented have to be adjusted to reflect the effect of the stock dividend. Accordingly, basic and diluted earnings (loss) per share were computed by dividing the net income (loss) by the weighted-average number of France Telecom common shares outstanding during the period, including the stock dividend.

Accounting for perpetual bonds mandatorily redeemable in shares of France Telecom (TDIRA)

Under French GAAP, the TDIRA, issued on March 3, 2003, will be reflected under a mezzanine caption between equity and liabilities and the related return owed to their holders will be recorded through the income statement.

Under US GAAP, the TDIRA will be reflected as debt at the same fair value as under French GAAP which approximates the nominal value at the issuance date and the related return owed to their holders will be recorded as interest through the income statement. The non-detachable conversion feature embedded in the TDIRA will be reflected if it becomes beneficial based on its intrinsic value as additional paid-in capital under equity and, given the conversion feature is exercisable any time by the holder, it will be amortized immediately as interest expense.

Reconciliation of net income and comprehensive income to US GAAP

In accordance with SFAS 130, *Reporting Comprehensive Income*, France Telecom reports comprehensive income in the reconciliation table of net income from French to US GAAP and in the components of shareholders' equity for US GAAP purposes.

The following is a reconciliation of net income (loss) as reported in the consolidated statements of income to net income (loss) and comprehensive income as adjusted for the approximate effects of the application of US GAAP for the years ended December 31, 2000, 2001 and 2002:

		Year ended December 31,			
(In millions, except per share data)	Notes	2000	2001	2002	2002
		€	€	€	$
Net income (loss) as reported in the consolidated statement of income		3,660	(8,280)	(20,736)	(21,742)
Adjustments to conform to US GAAP					
Stock-based compensation—Orange RSP cost	A	104	(37)	(151)	(158)
Impairment of goodwill	B	—	—	(20,034)	(21,006)
Amortization of goodwill	B	(130)	(114)	2,268	2,378
Amortization of intangible assets	C	(250)	(894)	(655)	(687)
Step acquisitions	D	—	205	—	—
Orange IPO loss	F	1,773	(2,339)	—	—
Sale of a partial interest in Global One	G	715	(634)	—	—
Acquisition of Freeserve	H	—	265	—	—
Equant—CVR and impairment of long-lived assets	I	—	(6,231)	4,008	4,202
Sale of TDF	J	—	—	9	9
Investment in NTL	K	—	(2,446)	1,648	1,728
Derivative instruments and hedging activities	L	—	95	179	188
Valuation of marketable securities and investment securities	M	(176)	(26)	—	—
Investment in Wind	N	—	—	(61)	(64)
Transactions in foreign currencies and related financial instruments	O	(179)	—	—	—
Debt issuance costs	P	79	—	—	—
Sale of carry back	Q	—	346	(74)	(77)
Sale and leaseback of real estate	R	—	(695)	63	66
Capitalization of interests—mobile telecommunication licenses	S	215	262	282	296
Adjustments relating to the 1996 quasi reorganization and change of status	T	162	122	347	364
Other		(69)	9	—	—
Deferred taxes (including effect on the above adjustments)	U	(773)	1,114	(649)	(680)
Net income (loss) as adjusted for US GAAP		**5,131**	**(19,278)**	**(33,556)**	**(35,183)**
Earnings (loss) per share as adjusted for US GAAP					
—Basic	W	4.67	(16.96)	(30.46)	(31.94)
—Diluted	W	4.60	(16.96)	(30.46)	(31.94)
Net income (loss) as adjusted for US GAAP		5,131	(19,278)	(33,556)	(35,183)
Other Comprehensive Income					
Unrealized gains (losses) on securities (net of related taxes)		1,186	(267)	(835)	(876)
Reclassification adjustment for gains realized in income		(2,306)	(210)	(420)	(440)
Unrealized losses on derivative instruments and hedging activities		—	(91)	(11)	(12)
Minimum pension liability adjustment		—	—	(7)	(7)
Foreign currency translation adjustment		(709)	1,689	(3,925)	(4,115)
Comprehensive income (loss)		**3,302**	**(18,157)**	**(38,754)**	**(40,633)**

Certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered as operating expenses under US GAAP. The reclassification of these expenses which include employee profit sharing, the effect of discounting the early retirement liability, restructuring provisions and write-down of investments, as well as, the amortization and impairment of goodwill, would have reduced operating income under US GAAP. In addition, certain US GAAP adjustments such as the impairment of goodwill and other long-lived assets, the amortization of other intangible assets, the accounting for stock-based compensation, and the carving out of the TP Group as a consolidated subsidiary under French GAAP for presentation as an equity investment under US GAAP, would have impacted operating income under US GAAP.

Reclassifications and adjustments to conform operating income to US GAAP are summarized as follows:

	Year ended December 31,			
	2000	2001	2002	2002
(In millions)	€	€	€	$
Operating income as reported in the consolidated statement of income	4,856	5,200	6,808	7,138
Reclassifications and adjustments to conform to US GAAP				
Goodwill Impairment	—	—	(21,129)	(22,154)
Goodwill amortization—amortization of intangible assets	(1,346)	(3,088)	(598)	(627)
Long-lived assets impairment	122	(9,406)	—	—
Employee profit sharing	(141)	(131)	(148)	(155)
Discount of early retirement liability	(237)	(229)	(216)	(226)
Stock-based compensation	—	—	(151)	(158)
Consolidation of TP Group under French GAAP	—	—	(647)	(678)
Orange SA restructuring charges	—	—	(474)	(497)
Provision for investments (see Note 25)	—	—	(904)	(948)
Other US GAAP reclassifications and adjustments	(50)	(373)	(77)	(81)
Operating income (loss) under US GAAP	**3,204**	**(8,027)**	**(17,536)**	**(18,386)**

Under US GAAP, the loss provision relating to the MobilCom settlement for €7.3 billion, as discussed in Note 25 to these consolidated financial statements, would have been shown as part of "Equity in net income of affiliates" in the consolidated statement of income, had US GAAP financial statements been presented.

Major assets and liabilities under US GAAP

Following the quasi-reorganization in 1996, the equity accounting of TP Group, and other US GAAP adjustments described above, the major assets and liabilities captions which differ under US GAAP from those reported in the consolidated balance sheets at December 31, 2001 and 2002 are as follows:

| (in millions) | December 31, 2001 | | December 31, 2002 | | |
	As reported	US GAAP	As reported	US GAAP	US GAAP
	€	€	€	€	$
Assets					
Goodwill, net	34,963	35,264	27,675	12,276	12,871
Other intangible assets	18,189	17,472	18,411	15,336	16,080
Property, plant and equipment	31,728	32,977	36,268	30,232	31,698
Investment securities	3,240	3,283	1,418	1,393	1,461
Net deferred tax assets (current and long term)	5,767	2,873	3,920	116	122
Liabilities					
Bank overdrafts and other short term borrowings	11,365	11,873	10,490	10,278	10,776
Long term debt (including current portion)	56,139	59,457	60,393	59,790	62,690

Indefeasible rights of use (IRUs) totaling €215 million as of December 31, 2002 classified under French GAAP as intangible assets, have been reclassified as tangible assets in the US GAAP balance sheets presented above.

As of December 31, 2002, the impact of consolidating the TP Group under French GAAP has been eliminated in the US GAAP column above to reflect the TP Group as an equity investment accounted for under APB18.

Major cash flow items under US GAAP

The following table discloses significant differences in cash flow line items from French GAAP to US GAAP for the years ended December 31, 2001 and 2002:

| (In millions) | December 31, 2001 | | December 31, 2002 | | |
	As reported	US GAAP	As reported	US GAAP	US GAAP
	€	€	€	€	$
Funds generated from operations	7,406	8,099	8,578	7,919	8,303
Net cash provided by operating activities	7,076	7,055	11,839	9,966	10,449
Net cash used in investing activities	(10,824)	(4,004)	(11,514)	(5,259)	(5,514)
Net cash provided by (used in) financing activities	4,726	(2,071)	(194)	(4,759)	(4,983)
Effect of changes in exchange rates on cash and cash equivalents	(75)	(77)	(255)	(237)	(249)
Cash and cash equivalents at beginning of period	2,040	2,040	2,943	2,943	3,086
Cash and cash equivalents at end of period	2,943	2,943	2,819	2,654	2,783

The major differences noted in the above consolidated cash flow statements for the year ended December 31, 2001 relate to reclassifying the repurchase of own shares from Vodafone in connection with the Orange plc acquisition for €8,807 million from investing to financing activities under US GAAP.

The major differences noted in the above consolidated cash flow statements for the year ended December 31, 2002 relate to reclassifying the repurchase of own shares from Vodafone in connection with the Orange plc acquisition for €4,974 million from investing to financing activities under US GAAP. In addition, approximately €1,111 million in cash provided by the sale of investments, was reclassified from operating to investing activities under US GAAP. As of December 31, 2002, the impact of consolidating the TP Group under French GAAP has been eliminated in the US GAAP column above to reflect the TP Group as an equity investment accounted for under APB18.

Reconciliation of shareholders' equity to US GAAP

The following is a reconciliation of shareholders' equity (deficit) as reported in the consolidated balance sheet as adjusted for the approximate effects of the application of US GAAP as of December 31, 2000, 2001 and 2002:

(In millions)	Notes	At December 31,			
		2000	2001	2002	2002
		€	€	€	$
Shareholders' equity (deficit) as reported in the consolidated balance sheet		33,157	21,087	(9,951)	(10,434)
Adjustments to conform to US GAAP					
Stock-based compensation—Orange RSP cost	A	104	67	30	31
Impairment of goodwill	B	—	—	(19,983)	(20,952)
Amortization of goodwill	B	(563)	(209)	1,957	2,052
Amortization of intangible assets	C	(373)	(1,172)	(1,700)	(1,782)
Step acquisitions	D	—	(320)	109	114
Adjustment on Orange plc acquisition cost	E	4,335	3,649	3,439	3,606
Orange IPO loss	F	1,773	—	—	—
Sale of a partial interest in Global One	G	715	—	—	—
Acquisition of Freeserve	H	—	265	261	274
Equant—CVR and impairment of long-lived assets	I	—	(4,618)	345	361
Sale of TDF	J	—	—	313	328
Investment in NTL	K	—	(1,737)	—	—
Derivative instruments and hedging activities	L	—	(289)	38	40
Valuation of marketable securities and investment securities	M	2,614	1,734	(9)	(9)
Investment in Wind	N	—	—	(61)	(64)
Transactions in foreign currencies and related financial instruments	O	(708)	—	—	—
Sale of carry back	Q	—	346	272	285
Sale and leaseback of real estate	R	—	(695)	(547)	(573)
Capitalization of interests—mobile telecommunication licenses	S	188	417	653	685
Adjustments relating to the 1996 quasi reorganization and change of status	T	(759)	(637)	(289)	(303)
Other		(10)	—	(6)	(6)
France Telecom shares issued to Mannesmann-Vodafone	V	(11,628)	(4,974)	—	—
France Telecom shares owned by Deutsche Telekom	V	(1,884)	(920)	—	—
Deferred taxes (including effect on the above adjustments)	U	(650)	(583)	(1,622)	(1,701)
Shareholders' equity (deficit) as adjusted for US GAAP		26,311	11,411	(26,751)	(28,048)

Currency translation effects between French and US GAAP are included in the individual reconciliation line items above.

The components of shareholders' equity for US GAAP purposes as of December 31, 2000, 2001 and 2002 are as follows:

(in millions)	At December 31,			
	2000	2001	2002	2002
	€	€	€	$
Share capital	4,615	4,615	4,761	4,992
Additional paid-in capital	26,586	26,586	27,537	28,873
Retained earnings	9,372	(11,417)	(46,397)	(48,647)
Own shares including those bought back from Vodafone	(2,153)	(5,002)	(9,977)	(10,461)
France Telecom shares issued to Mannesmann-Vodafone	(11,628)	(4,974)	—	—
France Telecom shares owned by Deutsche Telekom	(1,884)	(920)	—	—
Accumulated Other Comprehensive Income				
Unrealized gains on securities:				
Net unrealized gains (net of related taxes)	*2,031*	*1,255*	*—*	*—*
Unrealized gains and losses on cash flow hedges	*—*	*(82)*	*(93)*	*(98)*
Minimum pension liability adjustment	*—*	*—*	*(7)*	*(7)*
Foreign currency translation adjustment	*(628)*	*1,350*	*(2,575)*	*(2,700)*
Accumulated Other Comprehensive Income	*1,403*	*2,523*	*(2,675)*	*(2,805)*
Total shareholders' equity (deficit) as adjusted for US GAAP	26,311	11,411	(26,751)	(28,048)

Cash and stock dividends (including tax related costs) paid in 2002 totaled approximately €1.3 billion. The net increase in additional paid-in capital for the year ended December 31, 2002 relates primarily to the capital increase/stock dividend in the first half of 2002, the contribution of capital from the sale of TDF, and to the accounting for stock-based compensation.

Temporary equity

The following table discloses the difference in temporary equity from French GAAP to US GAAP at December 31, 2000, 2001 and 2002:

(In millions)	Note	At December 31,			
		2000	2001	2002	2002
		€	€	€	$
Temporary equity as reported in the consolidated balance sheet	V	—	—	—	—
France Telecom shares issued to Mannesmann-Vodafone	V	11,628	4,974	—	—
France Telecom shares owned by Deutsche Telekom	V	1,884	920	—	—
Temporary equity as adjusted for US GAAP		**13,512**	**5,894**	**—**	**—**

As discussed above, there were no temporary equity amounts at December 31, 2002.

Other SEC disclosures

Details of assets valuation allowances under French GAAP recorded during the past three years are as follows:

(in millions)	Balance at beginning of period	Net additions (deductions) charged to costs and expenses	Other changes[1]	Balance at end of period
	€	€	€	€
Year ended December 31, 2000				
Valuation allowances relating to:				
Marketable securities	—	—	—	—
Trade accounts receivable	1,137	220	49	1,406
Inventories	121	(12)	3	112
Investment securities	626	1,105	3	1,734
Deferred tax assets	932	571	463	1,966
Other assets	41	11	(10)	42
Year ended December 31, 2001				
Valuation allowances relating to:				
Marketable securities	—	2	—	2
Trade accounts receivable	1,406	335	(266)	1,475
Inventories	112	67	34	213
Investment securities	1,734	4,599	100	6,433
Deferred tax assets	1,966	1,747	59	3,772
Other assets	42	847[2]	204	1,093
Year ended December 31, 2002				
Valuation allowances relating to:				
Marketable securities	2	1	1	4
Trade accounts receivable	1,475	63	87	1,625
Inventories	213	(11)	(61)	141
Investment securities	6,433	2,785	(37)	9,181
Deferred tax assets	3,772	3,800	(70)	7,502
Other assets	1,093	768	130	1,991

[1] Mainly includes translation adjustments and effect of acquisitions and divestitures.

[2] Mainly related to beneficial interests subscribed in connection with the securitization of receivables. See Note 9 to these consolidated financial statements.

32B. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued SFAS 143, *Accounting for Asset Retirement Obligations*. SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 will become effective for France Telecom beginning on January 1, 2003. France Telecom does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

In April 2002, the Financial Accounting Standards Board issued SFAS 145 *Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections.* This Statement amends FASB Statement 13, *Accounting for Leases,* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The other provisions are effective for transactions occurring on or after May 15, 2002. The adoption of the provisions of this Statement relating to 2002 have not resulted in a material impact on France Telecom's financial position or on its results of operation and cashflows as of December 31, 2002. France Telecom does not anticipate that adoption of the provisions of this Statement relating to the classification of gains resulting from the extinguishment of debt (SFAS 4) will have a material impact on its results of operations or its financial position.

In June 2002, the Financial Accounting Standards Board issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This statement addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, and nullifies EITF 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)"*. Under SFAS 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement becomes effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. France Telecom does not anticipate that adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

On November 25, 2002, the Financial Accounting Standards Board announced the issuance of Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which has been superseded by this Interpretation. Given observed differences in practice, this Interpretation clarifies the requirements for a guarantor's accounting and interim and annual financial statement disclosures of certain guarantees issued and outstanding. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The incremental disclosure requirements in this Interpretation are effective, and have been adopted by France Telecom, for the financial statements ending December 31, 2002. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002. France Telecom is currently reviewing the initial recognition and measurement provisions of this interpretation to measure the potential impact on its results of operations and financial position.

In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue

accounting for an arrangement. The provisions of this Issue become effective for fiscal periods beginning after June 15, 2003. France Telecom is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

In December 2002, the Financial Accounting Standards Board announced the issuance of SFAS 148, *Accounting for Stock-Based Compensation—Transition and Disclosure (an amendment of FASB Statement 123)* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. France Telecom has adopted the fair value based method of accounting for stock-based employee compensation effective January 1, 2002 using the "modified prospective method" discussed in SFAS 148. The modified prospective method requires the recognition of stock-based compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied as if the fair value based accounting method in this Statement had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. The impact on the 2002 consolidated financial statements resulting from the adoption of the fair value method for stock-based employee compensation noted above was the recognition of an additional €151 million (before taxes) in compensation expense. France Telecom has also adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2003, the Financial Accounting Standards Board announced the issuance of Interpretation No. 46, *Consolidation of Variable Interest Entities (an interpretation of ARB 51).* As a result of increasing transactions involving variable interest entities, and given the fragmented and incomplete accounting literature available, Interpretation 46 addresses consolidation of certain types of variable interest entities by business enterprises considered to be the primary beneficiaries of the variable interest entities. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. Consolidation of variable interest entities is no longer determined solely on the majority of voting interests approach, but instead on identifying the enterprise holding the controlling financial interests in the variable interest entity. A primary beneficiary holds the controlling financial interests in a variable interest entity and is required to consolidate the assets, liabilities, and results of the activities of the variable interest entity in the primary beneficiary's consolidated financial statements. Interpretation 46 requires additional disclosures relating to transactions involving variable interest entities to be made by primary beneficiaries and enterprises holding significant variable interests in variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interests acquired by France Telecom before February 1, 2003, this Interpretation becomes applicable beginning on January 1, 2004.

France Telecom is currently reviewing this Interpretation to assess the potential impact on its results of operations and financial position upon adoption. At this time, Tele-Invest and Tele-Invest II (see Note 28) have been identified as variable interest entities to be consolidated under the Interpretation beginning on January 1, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 21, 2003

FRANCE TELECOM

By: /s/   Michel Combes

Name: Michel Combes

Title: Chief Financial Officer

CERTIFICATION

I, Thierry Breton, certify that:

1. I have reviewed this annual report on Form 20-F of France Telecom;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

By: /s/   Thierry Breton
Name: Thierry Breton
Title: Chairman and Chief Executive Officer

CERTIFICATION

I, Michel Combes, certify that:

    1. I have reviewed this annual report on Form 20-F of France Telecom;

    2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

    3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

    4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a.   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b.   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c.   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

    5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a.   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b.   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

    6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

By: _/s/   Michel Combes_____
Name: Michel Combes
Title: Chief Financial Officer